Form 10-K, Exhibit 13
period 1995-12-31
CODORUS VALLEY BANCORP INC
filed 1996-03-28
CIK 806279

1995
                                 ANNUAL REPORT
                          Codorus Valley Bancorp, Inc.



Corporate Introduction

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986. On March 2, 1987 Codorus Valley Bancorp, Inc. became effective as a bank holding company, pursuant to the Bank Holding Company Act of 1956, as amended. Peoples Bank of Glen Rock is its wholly-owned banking subsidiary and SYC Realty Co., Inc. is its wholly-owned nonbank subsidiary. Peoples Bank of Glen Rock, organized in 1934, offers a full range of commercial and consumer banking services through seven full service banking office locations in southern York County, Pennsylvania. The deposits of Peoples Bank of Glen Rock are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. Peoples Bank also offers trust and investment services at a separate office located in Pine Grove Commons, York.

Notice of Annual Meeting

The annual meeting of stockholders will be held on Tuesday, May 21, 1996 at 10:00 a.m. prevailing time, at the Holiday Inn Holidome (at West Manchester
Mall), Red Rose Room, 2000 Loucks Road, York, Pennsylvania 17404.

Transfer Agent

Registrar and Transfer Company
Transfer Agent, Codorus Valley Bancorp, Inc.
10 Commerce Drive
Cranford, NJ 07016-3572

Form 10-K Request

The form 10-K Report filed with the Securities and Exchange Commission may be obtained, without charge, by writing to:

Mr. Jann Allen Weaver, CPA
Chief Financial Officer
Codorus Valley Bancorp, Inc.
P.O. Box 67
Glen Rock, PA  17327-0067

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 1-800-368-5948 or by writing to:

Registrar and Transfer Company
Plan Administrator, Codorus Valley Bancorp, Inc.
Dividend Reinvestment and Stock Purchase Plan
10 Commerce Drive
Cranford, NJ 07016-3572

Codorus Valley Bancorp, Inc. and its subsidiaries are Equal Employment Opportunity/Affirmative Action Employers.

Codorus Valley Bancorp, Inc.

Contents


Selected Financial Data................................................................         3
Report to Shareholders.................................................................         4
Report of Independent Auditors.........................................................         6
Financial Statements...................................................................         7
Notes to Financial Statements..........................................................        11
Management's Financial Overview........................................................        25
Board of Directors and Advisory Committee Members......................................        42
Bank Officers..........................................................................        43
Bank Office Locations..................................................................        44

Stock, Dividend and Broker Information

        Common stock issued by Codorus Valley Bancorp, Inc. is quoted under the symbol "CVLY" on the over-the-counter ("OTC") Electronic Bulletin Board, an automated quotation service, made available through, and governed by, the NASDAQ system. At the close of business on December 31, 1995 there were approximately 1,021 stockholders of record.
        Prices presented in the table below are bid prices between broker-dealers which do not include retail mark-ups or mark-downs or any commission to the broker-dealer. The published bid prices do not necessarily reflect prices in actual transactions. Cash dividends paid for the most recent eight quarters are provided in the table below. Dividends per share are adjusted for stock dividends.


                                 1995                                          1994
                                 ----                                          ----
                                          Dividends                                   Dividends
Quarter             High      Low         per share               High     Low        per share
-------             ----      ---         ---------               ----     ---        ---------
First              $23.25   $22.00         $.221                 $25.75   $25.13        $.221
Second              22.25    21.25          .144                  26.00    25.75         .125
Third               24.25    22.25          .150                  26.00    26.00         .125
Fourth              28.00    23.50          .150                  26.00    23.25         .125


For further information, we refer you to:

Ryan, Beck & Co.                    Janney, Montgomery, Scott, Inc.     Hopper Soliday & Co., Inc.
150 Monument Road, Suite 106        48 E. Market St., P.O. Box 2246     1703 Oregon Pike
Bala Cynwyd, PA 19004               York, PA 17405-2246                 Lancaster, PA 17601
(800)223-8969                       (717)845-5611                       (800)456-9234


F.J. Morrissey & Co., Inc.          Sandler O'Neil & Partners, L.P.
1700 Market St.                     Two World Trade Center
Suite 1420                          104th Floor
Philadelphia, PA 19103-3913         New York, NY 10048
(800)842-8928                       (800)635-6851
Codorus Valley Bancorp, Inc.

Selected Financial Data


                                                                                                                           5 year
                                                        1995          1994          1993          1992          1991       CGR(1)
                                                        ----          ----          ----          ----          ----       ------
SUMMARY OF OPERATIONS
(in thousands)
Total interest income                                 $ 18,346      $ 16,053      $ 15,696      $ 16,705      $ 17,604       1.5%
Total interest expense                                   8,722         6,940         7,283         8,651        10,363      -3.4%
                                                      --------      --------      --------      --------      --------
        Net interest income                              9,624         9,113         8,413         8,054         7,241       7.7%
Provision for loan losses                                  228         1,229           441           258           505      -6.4%
                                                      --------      --------      --------      --------      --------
        Net interest income after
        provision for loan losses                        9,396         7,884         7,972         7,796         6,736       8.2%
Non-interest income                                        912           880         1,348           650           619      11.1%
Non-interest expense                                     6,559         6,322         6,330         5,765         4,926       8.4%
                                                      --------      --------      --------      --------      --------
        Income before income taxes                       3,749         2,442         2,990         2,681         2,429       8.5%
Provision for income taxes                               1,155           712           713(2)        687           703       7.7%
                                                      --------      --------      --------      --------      --------
        Net income                                    $  2,594      $  1,730      $  2,277      $  1,994      $  1,726       8.9%
                                                      ========      ========      ========      ========      ========

RATIOS
Return on average
        stockholders' equity (ROE)                        13.3%          9.5%         13.5%         13.2%         12.6%
Return on average assets (ROA)                            1.14%         0.81%         1.12%         1.02%         0.95%
Average stockholders' equity
        to average assets                                 8.61%         8.51%         8.24%         7.77%         7.56%

COMMON SHARE DATA (3)
Net income per share                                  $   2.62      $   1.74      $   2.29      $   2.00      $   1.73
Dividends per share                                   $  0.665      $  0.596      $  0.550      $  0.459      $  0.426
Book value per share                                  $  21.12      $  17.95      $  17.69      $  15.96      $  14.42
Dividends                                             $659,200      $594,300      $547,800      $456,500      $424,545
Dividend payout ratio                                     25.4%         34.4%         24.1%         22.9%         24.6%
Weighted average shares outstanding                    991,541       995,723       995,637       995,636       995,636


SUMMARY OF FINANCIAL                                                                                                       5 year
CONDITION AT YEAR-END                                                                                                       CGR(1)
(in thousands)

Total investments (4)                                 $ 61,679      $ 53,717      $ 55,424      $ 57,247      $ 43,069      13.5%
Total loans                                            160,008       150,637       140,557       132,453       129,346       4.7%
Total assets                                           234,747       215,997       211,534       202,174       185,145       6.3%
Total deposits                                         212,440       196,896       192,725       184,964       169,275       6.1%
Total equity (5)                                        21,032        17,872        17,616        15,892        14,354      10.0%

Trust assets (book value)                             $ 36,134      $ 31,276      $ 29,065      $ 23,086      $ 15,270      23.3%
Trust income                                               311           291           170           105           135      29.9%

NON-FINANCIAL DATA
Number of bank offices                                       7             7             6             5             5
Number of employees
        (full-time equivalent)                             128           121           126           111           107



-------------------------------------
(1) Compound growth rate (CGR) is the average annual growth over the five year period which began in 1990.
(2) Amount is comprised of a $883,000 provision for income taxes less a one-time $170,000 tax benefit caused by the cumulative effect of a change in accounting principle.
(3) Adjusted for stock dividends.
(4) Investments are reflected at fair value for 1995 and 1994; and at amortized cost for prior periods.
(5) Total equity for 1995 and 1994 includes net unrealized gains or losses on securities available for sale, net of taxes.

Codorus Valley Bancorp, Inc.

Report To Shareholders

April 10, 1996

To Our Shareholders:

        As we race toward the end of the millennium, we reflect upon 1995 and realize that it was truly a significant and historic year in the financial services industry. Extraordinary performances in the United States bond and stock markets provided momentary diversions from a banking industry which accelerated into a new era. As inflation remained below three percent for the fifth consecutive year, the industry achieved record profits, bank-related FDIC premiums reached record lows, and massive industry consolidation (driven in part by the 1994 Interstate Banking and Branching Act) turned clients into spectators.

        In the nation's capital, Congress presided over the final resolution to the thrift industry's expensive debacle. During the year, we witnessed Congressional inability to produce a compromise budget, resulting in a partial government shutdown and fueling the public's disgust toward Washington gridlock. On a more positive note, Alan Greenspan was recently nominated to his third term as Chairman of the Federal Reserve Board of Governors. Greenspan's leadership, as a proponent of controlled monetary expansion, should continue to stabilize the financial markets and inflation.

        Codorus Valley Bancorp, Inc., primarily through its financial services subsidiary Peoples Bank of Glen Rock, realized record profits in 1995; earning $2,594,000 or $2.62 per share, compared to $1,730,000 or $1.74 per share in 1994. Loan losses attributable to a former officer of Peoples Bank, who is presently under federal indictment, materially affected the financial results for 1994. The $864,000 or 50 percent increase was due to a smaller loan loss provision, improved yields on a larger volume of earning assets, and a reduction in FDIC deposit insurance expense. For 1995, the Return on Average Assets (ROA) and Return on Average Equity (ROE) were 1.14 percent and 13.3 percent, respectively, compared to 0.81 percent and 9.5 percent, respectively, for 1994.

        The Corporation ended 1995 with $235 million in assets and $21 million in capital. Book value per share, as restated for stock dividends, was $21.12, $17.95 and $17.69 for years ended 1995, 1994 and 1993, respectively. Capital levels for the Corporation remained well above regulatory requirements, as evidenced by a leverage ratio of 8.98 percent and a tier I risk-based capital ratio of 13.35 percent at December 31, 1995.

        At December 31, 1995, nonperforming assets as a percentage of total loans and net assets acquired in foreclosure were approximately 2.66 percent, as compared to 1.61 percent at December 31, 1994. At December 31, 1995, the allowance (reserve) for possible loan losses was $2.3 million or 1.43 percent of total loans. Management deems this reserve level adequate based on information currently available.

        During 1995, Peoples Bank announced the promotion of Kelly L. Rosenzweig as Assistant Vice President and Assistant Controller, and Ronald E. Talbert was added to the lending staff as Commercial Services Officer.

Codorus Valley Bancorp, Inc.

        The Board of Directors of the Corporation adopted a Shareholder Rights Plan, which is designed to protect the long-term value of shareholders' investments. Specifically, the Rights Plan will help guard against partial or inadequate tender offers, unfair open market accumulations, and other abusive or coercive takeover tactics. The Rights Plan was adopted as a prospective measure and not in response to any specific situation.

        The Corporation purchased property located at 105 Leader Heights Road, York, which is adjacent to Peoples Bank's Data Operations Center and banking office. This acquisition, coupled with real estate already owned by Peoples Bank, was a material piece in the long range plan for Corporate office consolidation and expansion. The Board of Directors has approved the design and plans for the Codorus Valley Corporate Center. Peoples Bank will occupy a major portion of the building, with the remaining space leased as a source of revenue. Occupancy is tentatively scheduled for the third quarter of 1997.

        After a rigorous evaluation process, Peoples Bank recently purchased a new computer system called Horizon, from Alltel Information Services. We are confident that the implementation of this system, scheduled for the third quarter of this year, will provide improved customer service, operational efficiency and managerial information. The new system will play a key role in the execution of our "high touch-high tech" vision of 21st century banking.

        Evolution of the financial services industry is only in its early stages. Changing customer preferences and lifestyles, and rapid advances in communications and technology, will challenge all businesses. Non-traditional methods of delivering services to our clients require that we adapt and embrace change. Through change comes opportunity, and through opportunity, challenges. We look forward with enthusiasm to the challenges and opportunities that lie ahead.

        We sincerely appreciate your loyalty and trust as clients and shareholders of Codorus Valley Bancorp, Inc.

Sincerely,



/s/ Larry J. Miller
-------------------------------------
Larry J. Miller
President and Chief Executive Officer




                          Codorus Valley Bancorp, Inc.

Report of Independent Auditors

The Stockholders and Board of Directors
Codorus Valley Bancorp, Inc.


We have audited the consolidated statements of financial condition of Codorus Valley Bancorp, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Codorus Valley Bancorp, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


As discussed in Note 1 to the consolidated financial statements, in 1994 the Corporation changed its method of accounting for certain investments in debt and equity securities. As discussed in Note 14 to the consolidated financial statements, in 1993 the Corporation changed its method of accounting for income taxes.

                                               /s/  ERNST & YOUNG LLP

Harrisburg, Pennsylvania
January 11, 1996



                          Codorus Valley Bancorp, Inc.

Consolidated Statements of Financial Condition



                                                                                            December 31,

(dollars in thousands)                                                                   1995          1994
                                                                                         ----          ----
Assets
        Cash and due from banks:
          Interest bearing deposits with banks                                         $     341    $     119
          Non-interest bearing deposits and cash                                           5,356        4,873
        Federal funds sold                                                                 3,150        1,850
        Securities available for sale                                                     61,679       53,717
        Loans                                                                            160,008      150,637
        Less-allowance for loan losses                                                    (2,286)      (2,249)
                                                                                       ---------    ---------
            Total net loans                                                              157,722      148,388
        Premises and equipment                                                             3,523        3,301
        Interest receivable                                                                1,703        1,639
        Other assets                                                                       1,273        2,110
                                                                                       ---------    ---------
          Total assets ..............................................................  $ 234,747    $ 215,997
                                                                                       =========    =========


Liabilities
        Deposits:
          Non-interest bearing demand                                                  $  17,369    $  15,177
          NOW                                                                             20,862       20,375
          Insured Money Fund                                                              25,902       29,347
          Savings                                                                         21,577       22,497
          Time CD's less than $100,000                                                   110,435       98,822
          Time CD's $100,000 and above                                                    16,295       10,678
                                                                                       ---------    ---------
            Total deposits                                                               212,440      196,896
        Interest payable                                                                     865          852
        Accrued expenses and other liabilities                                               410          377
                                                                                       ---------    ---------
          Total liabilities .........................................................    213,715      198,125

Stockholders' Equity
        Series preferred stock, par value $2.50 per share; 1,000,000 shares
          authorized; 0 shares issued and outstanding                                          0            0
        Common stock, par value $2.50 per share;
          10,000,000 shares authorized; 995,792 shares issued
          and outstanding for 1995, and 958,621 for 1994                                   2,490        2,396
        Capital surplus                                                                    5,194        4,428
        Retained earnings                                                                 12,731       11,932
        Net unrealized gains (losses) on securities available for sale, net of taxes         617         (884)
                                                                                       ---------    ---------
          Total stockholders' equity ................................................     21,032       17,872
          Total liabilities & stockholders' equity ..................................  $ 234,747    $ 215,997
                                                                                       =========    =========

        See accompanying notes.



                          Codorus Valley Bancorp, Inc.

Consolidated Statements of Income




                                                                                     Years ended December 31,
(dollars in thousands, except per share data)                                     1995         1994       1993
                                                                                  ----         ----       ----
Interest Income
        Interest and fees from loans                                            $ 14,545    $ 12,629    $ 12,019
        Interest from deposits with banks                                             13           6           4
        Interest from federal funds sold                                             168          96         116
        Interest and dividends from investment securities:
          Taxable interest income                                                  3,278       3,023       3,255
          Tax-exempt interest income                                                 291         254         248
          Dividend income                                                             51          45          54
                                                                                --------    --------    --------
            Total interest income ...........................................     18,346      16,053      15,696
Interest Expense
        Interest on deposits:
          NOW                                                                        504         536         552
          Insured Money Fund                                                         800         921         926
          Savings                                                                    560         606         658
          Time CD's less than $100,000                                             6,012       4,404       4,472
          Time CD's $100,000 and above                                               843         469         658
                                                                                --------    --------    --------
            Total interest expense on deposits                                     8,719       6,936       7,266
        Interest on federal funds purchased and other short term borrowings            3           4          17
                                                                                --------    --------    --------
            Total interest expense .........................................       8,722       6,940       7,283
                                                                                --------    --------    --------
            Net interest income ............................................       9,624       9,113       8,413
Provision for Loan Losses                                                            228       1,229         441
                                                                                --------    --------    --------
            Net interest income after provision for loan losses ............       9,396       7,884       7,972
Non-interest Income
        Trust income                                                                 311         291         170
        Service charges on deposit accounts                                          415         373         314
        Other service charges and fees                                               248         230         202
        Gain on sales of loans                                                         0           0         298
        (Loss) gain on sales of securities                                           (62)        (14)        364
                                                                                --------    --------    --------
            Total non-interest income                                                912         880       1,348
Non-interest Expense
        Salaries and benefits                                                      3,510       3,165       3,006
        Occupancy of premises                                                        428         431         422
        Furniture and equipment                                                      588         594         543
        FDIC deposit insurance                                                       232         436         415
        Professional and legal                                                       185         162         162
        Marketing and advertising                                                    206         220         211
        Acquired real estate, net                                                     64         145         464
        Other                                                                      1,346       1,169       1,107
                                                                                --------    --------    --------
            Total non-interest expense .....................................       6,559       6,322       6,330
                                                                                --------    --------    --------
            Income before income taxes and cumulative
              effect of change in accounting principle .....................       3,749       2,442       2,990
Provision for income taxes                                                         1,155         712         883
                                                                                --------    --------    --------
            Income before cumulative effect of change in
              accounting principle .........................................       2,594       1,730       2,107
Cumulative effect of change in accounting principle                                    0           0         170
                                                                                --------    --------    --------
            Net income                                                          $  2,594    $  1,730    $  2,277
                                                                                ========    ========    ========
            Income per common share before cumulative
              effect of change in accounting principle                          $   2.62    $   1.74    $   2.12
            Effect of change in accounting principle                                0.00        0.00        0.17
                                                                                --------    --------    --------
            Net income per common share ....................................    $   2.62    $   1.74    $   2.29
                                                                                ========    ========    ========



See accompanying notes.



                          Codorus Valley Bancorp, Inc.

                      Consolidated Statements of Cash Flows
                                                                                                  Years ended December 31,
(dollars in thousands)                                                                      1995              1994           1993
Cash Flows From Operating Activities:
        Net Income                                                                        $  2,594          $  1,730       $  2,277
        Adjustments to reconcile net income
         to net cash provided by operations:
          Depreciation                                                                         369               363            299
          Provision for loan losses                                                            228             1,229            441
          Provision for losses on assets acquired in foreclosure                                30                87            430
          Cumulative effect of change in accounting principle                                    0                 0           (170)
          Deferred federal income tax (benefit) expense                                       (299)              236            (63)
          Loss (gain) on sales of securities                                                    62                14           (364)
          Gain on sales of loans                                                                 0                 0           (298)
          Gain on sales of assets acquired in foreclosure                                       (3)               (6)           (83)
          (Increase) decrease in interest receivable                                           (64)              (86)            74
          Decrease (increase) in other assets                                                  403              (274)          (368)
          Increase (decrease) in interest payable                                               13              (137)           (94)
          Increase (decrease) in other liabilities                                              33               173            (31)
          Other, net                                                                            16                88            153
                                                                                           -------           -------        -------
            Net cash provided by operating activities ......................                 3,382             3,417          2,203

Cash Flows From Investing Activities:
        Proceeds from sales of investment securities                                             0                 0          1,821
        Proceeds from maturities and calls of investment securities                              0                 0         16,271
        Proceeds from sales of securities available for sale                                 2,345             2,481              0
        Proceeds from maturities and calls of securities available for sale                 14,392            18,992              0
        Purchase of investment securities                                                        0                 0        (16,112)
        Purchase of securities available for sale                                          (22,602)          (21,325)             0
        Net increase in loans made to customers                                            (10,380)          (11,727)       (14,889)
        Proceeds from loan sales                                                               626               596          5,799
        Purchases of premises and equipment                                                   (591)             (455)          (871)
        Proceeds from sale of assets acquired in foreclosure                                   224               459          1,140
                                                                                           -------           -------        -------
            Net cash used in investing activities ..........................               (15,986)          (10,979)        (6,841)

Cash Flows From Financing Activities:
        Net (decrease) increase in demand, NOW,
          insured money fund and savings deposits                                           (1,686)           (1,497)        10,213
        Net increase (decrease) in time deposits                                            17,230             5,668         (2,452)
        Dividends paid                                                                        (659)             (594)          (548)
        Proceeds from issuance of common stock                                                   0                 4              0
        Cash paid in lieu of fractional shares                                                  (6)                0             (5)
        Payment to repurchase common stock                                                    (270)                0              0
                                                                                           -------           -------        -------
            Net cash provided by financing activities ......................                14,609             3,581          7,208
            Net increase (decrease) in cash and cash equivalents ...........                 2,005            (3,981)         2,570
            Cash and cash equivalents at beginning of year .................                 6,842            10,823          8,253
                                                                                           -------           -------        -------
            Cash and cash equivalents at end of year .......................               $ 8,847           $ 6,842        $10,823
                                                                                           =======           =======        =======

Supplemental Disclosures:
        Interest payments                                                                   $8,709            $7,073         $7,360
        Income tax payments                                                                 $1,310              $542         $1,048

See accompanying notes.

                          Codorus Valley Bancorp, Inc.

            Consolidated Statement of Changes in Stockholders' Equity
                                                                                                      Unrealized
                                                                        Common      Capital  Retained Gains and   Treasury  Total
(dollars in thousands)                                                   Stock      Surplus  Earnings (Losses)    Stock     Equity
                                                                       ---------   --------  -------- ----------  ------    -------
Balance, December 31, 1992 ......................................      $   2,282   $  3,424  $10,186  $           $         $15,892
        Net income                                                                             2,277                          2,277
        Cash dividends                                                                          (548)                          (548)
        5% stock dividend - 45,472 shares
          at fair value                                                      114      1,000   (1,119)                            (5)
                                                                       ---------   --------  -------  ------      ------    -------

Balance, December 31, 1993 .....................................           2,396      4,424   10,796                         17,616
        Net income                                                                             1,730                          1,730
        Cash dividends                                                                          (594)                          (594)
        Common stock issued under dividend
          reinvestment plan                                                               4                                       4
        Change in unrealized gains(losses) on securities,
          net of $455 income tax benefit                                                                (884)                  (884)
                                                                       ---------   --------  -------  ------      ------    -------
Balance, December 31, 1994 .....................................           2,396      4,428   11,932    (884)                17,872
        Net income                                                                             2,594                          2,594
        Cash dividends                                                                          (659)                          (659)
        Acquisition of treasury stock                                                                               (270)      (270)
        5% stock dividend - 47,161 shares at fair value
          (includes 9,994 shares from treasury stock)                         94        766   (1,136)                270         (6)
        Change in unrealized gains(losses) on securities,
          net of $773 income tax                                                                       1,501                  1,501
                                                                       ---------   --------  -------  ------      ------    -------
Balance, December 31, 1995 ....................................          $ 2,490     $5,194  $12,731  $  617       $   0    $21,032
                                                                       =========   ========  =======  ======      ======    =======

See accompanying notes.

                         Codorus Valley Bancorp, Inc.

                  Notes to Consolidated Financial Statements

(December 31, 1995)

NOTE 1-Summary Of Significant Accounting Policies

Basis of Financial Statement Presentation
        The accounting and reporting policies of Codorus Valley Bancorp, Inc. and subsidiaries (the "Corporation") conform with generally accepted accounting principles (GAAP) and prevailing practices of the banking industry.

Principles of Consolidation and Reclassifications
        The consolidated financial statements include the accounts of Codorus Valley Bancorp, Inc., its wholly-owned bank subsidiary, Peoples Bank of Glen Rock, and its wholly-owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

Securities Available for Sale
        Effective January 1, 1994, the total investment securities portfolio was classified as available for sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires that securities available for sale be recorded at fair value, and any unrealized gains and losses, net of taxes, be reflected as a separate line item in the stockholders' equity section of the balance sheet. For 1993, and prior periods, the total investment securities portfolio was classified as a long term investment, in which securities were presumed to be held to maturity. For 1993, and prior periods, the total security portfolio was recorded at amortized cost.
        Gains and losses from the sale of securities are computed on the basis of specific identification of the adjusted cost of each security. Upon realization, gains and losses are shown separately in the income statement.

Loans
        Interest on loans is credited to income based upon the principal amount outstanding. Loan fees are generally considered to be adjustments of interest rate yields and are amortized to interest income over the terms of the related loans. The accrual of interest income is discontinued, and unpaid interest on a loan is reversed and charged against current income, when circumstances indicate that collection is doubtful. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible. When collection of principal is in doubt, additions are made to the allowance for loan losses.

Allowance for Loan Losses
        The allowance for loan losses is maintained at a level believed adequate by management, based on information currently available, to absorb potential losses in the loan portfolio. Recognized loan losses are charged, and recoveries credited, to the allowance. The Corporation's loan loss provision, charged to operating income, is determined by management based on such factors as changes in local economic conditions, prior loss experience, adequacy of collateral, and risk characteristics of the loan portfolio.


On January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. The Statement requires that impaired loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than its recorded investment, the Corporation recognizes an impairment by adjusting a valuation allowance. Loans are charged-off when there has been permanent impairment of the related recorded investment. The measure of impaired loans for all reported periods was based on the fair value of collateral due to a collateral dependency. The cash method of recognizing interest income was used for impaired loans for all reported periods.

                         Codorus Valley Bancorp, Inc.

Premises and Equipment
        Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method. The depreciation methods are designed to allocate the cost of the assets over their estimated useful lives, as follows:

                     Buildings and improvements  10 to 40 years
                     Equipment                   5 to 15 years

        Maintenance and repairs are charged to expense as incurred. The cost of significant improvements to existing assets is capitalized. When facilities are retired or otherwise disposed of, the cost is removed from the asset accounts and any gain or loss is reflected in the statement of income.

Assets Acquired in Foreclosure
        Foreclosed assets, included in other assets, are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Foreclosed assets initially are recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the asset is carried at the lower of
(1) cost or (2) fair value minus estimated costs to sell. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is immediately recognized as a valuation allowance. If, however, the fair value minus the costs to sell the asset subsequently increases above the asset's cost, the valuation allowance is reduced, but not below zero. Costs related to the improvement of acquired real estate assets are capitalized until the real estate reaches a saleable condition. Revenue and expenses from operations and changes in the valuation allowance are included in acquired real estate expense.

Income Taxes
        The Corporation and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated based on their respective earnings to total earnings.
        In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Corporation adopted the provisions of the new Statement in its financial statements as of January 1, 1993. As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method. The cumulative effect as of January 1, 1993 of adopting Statement No. 109 increased net income by $170,000.
        Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then subject to the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to adopting Statement No. 109, income tax expense was determined using the liability method prescribed by Statement No. 96, which is superseded by Statement No. 109. Among other changes, Statement No. 109 changes the recognition and measurement criteria for deferred tax assets included in

Statement No. 96.
        Statement No. 109 requires the recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement and income tax basis of assets and liabilities. In order to realize the deferred tax asset, the Corporation considered a number of factors, including its recent earnings history and its expectation of future earnings. Based on these factors the Corporation has concluded that it is more likely than not the deferred tax asset will be realized. Accordingly, a deferred tax asset valuation allowance was not established as of December 31, 1995. On a quarterly basis, the Corporation will assess whether a valuation allowance for the deferred tax asset account will be required.

Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         Codorus Valley Bancorp, Inc.

Net Income and Dividends Per Common Share
        Net income and dividends per common share are computed by dividing net income and dividends by the weighted average number of shares of common stock outstanding, adjusted for stock dividends.

Statement of Cash Flows
        For purposes of reporting cash flows, cash and cash equivalents include: cash and due from banks, and federal funds sold.
        Non-cash financing transactions for the years ended December 31, 1995, 1994 and 1993 consisted of certificates of deposit which matured and were renewed for new terms. These transactions amounted to approximately $40,132,000 for 1995, $21,470,000 for 1994 and $7,336,000 for 1993.
        Non-cash investing transactions for the years ended December 31, 1995, 1994 and 1993 consisted of the transfer of loans to assets acquired in satisfaction of debt. These transfers amounted to approximately $291,000 for 1995, $189,000 for 1994 and $1,133,000 for 1993.

Fair Value of Financial Instruments
        The following methods and assumptions were used by the Corporation in estimating its fair value disclosures (see Note 17) for financial instruments.

     Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximates their fair value at the reporting date.

     Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans receivable: For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using quoted market prices.

     Demand and Savings deposits: The fair value of demand and savings deposits is the amount payable on demand at the reporting date.

     Time deposits: The carrying value of time certificates of deposit (CD's) less than $100,000 with an original term of six months or less and variable rate CD's of less than $100,000 is assumed to approximate fair value. The fair value of all other CD's is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

     Off-balance sheet instruments: The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. Generally, fees charged on standby letters of credit and selected commitments to extend credit, principally for commercial loans, outstanding at December 31, 1995 are not considered material.


                         Codorus Valley Bancorp, Inc.

NOTE 2-Current Accounting Developments

        In October 1994, the FASB issued Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", which is effective for financial statements issued for fiscal years ending after December 15, 1994. Statement No. 119 requires new qualitative disclosures about why a company uses derivative financial instruments (e.g., futures, forwards, swaps, and options) and what strategies underlie their use. The primary distinction is between derivatives held or issued for trading purposes and those held for purposes other than trading. For all derivatives, the Statement requires information about the notional or contract amounts, nature and terms, and the related accounting policies. The Corporation's use of derivative financial instruments has been nominal to date. Accordingly, adoption of Statement No. 119 did not affect the Corporation's financial statement disclosures.
        In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 121 addresses the accounting for the impairment (i.e., the carrying amount of the assets might not be recoverable) of long-lived assets, such as property, plant and equipment, identifiable intangibles including patents and trademarks, and goodwill related to those assets. It specifies when assets should be reviewed for impairment, how to determine if an asset is impaired, how to measure an impairment loss, and what disclosures are necessary in the financial statements. The Statement also requires that long-lived assets and identifiable intangibles (except for assets of a discontinued operation) held for disposal be accounted for at the lower of cost or fair value less cost to sell. Statement No. 121 is effective for fiscal years beginning after December 15, 1995. Adoption of this Statement is not expected to materially affect the assets, earnings or capital of the Corporation.
        In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65." Statement No. 122 eliminates the accounting inconsistencies that existed between mortgage servicing rights acquired through loan origination activities and those acquired through purchase transactions. The new rule requires that mortgage banking enterprises recognize a separate asset for mortgage servicing rights, regardless of how they were acquired. If the mortgage banking enterprise sells or securitizes mortgage loans and retains the mortgage servicing rights, the total cost of the mortgage loans is to be allocated to the loan and the servicing rights based on their relative fair values if it is practical to estimate those values. The Statement also specifies how mortgage servicing rights and excess servicing rights should be evaluated for impairment. Statement No. 122 applies prospectively in fiscal years beginning after December 15, 1995 to transactions in which mortgage loans are sold or securitized with servicing rights retained. Adoption of this Statement is not expected to materially affect the assets, earnings or capital of the Corporation.
        In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, and stock appreciation rights. The new rule is based on a fair value accounting method which measures compensation cost at the grant date and recognizes it over the service period, which is usually the vesting period. The Statement also allows companies to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The new rule requires certain disclosures regardless of which method companies use to account for stock-based employee compensation arrangements. Statement No. 123 is effective for fiscal years beginning after December 15, 1995. The Corporation had no employee stock-based compensation plans in existence as of December 31, 1995.

NOTE 3-Restrictions on Cash And Due From Banks

        Cash balances reserved to meet regulatory requirements of the Federal Reserve Board and balances maintained at other banks for compensating balance requirements amounted to $1,196,000 at December 31, 1995.

                         Codorus Valley Bancorp, Inc.

NOTE 4-Securities

The amortized cost and estimated market values of investments in debt and equity securities, classified as available for sale, as of December 31, 1995 and 1994 follows:


(dollars in thousands)                                                                             Gross       Gross
                                                                                     Amortized  Unrealized   Unrealized  Fair
                                                                                       Cost        Gains       Losses    Value
                                                                                     ---------  ----------   ----------  ------
           1995
        Debt Securities
                U.S. Treasuries                                                       $22,599    $   249     $    (64)  $22,784
                U.S. Agencies                                                          23,078        443          (30)   23,491
                States and political subdivisions                                       5,159        169           (4)    5,324
                Mortgage-backed securities                                              9,071        152           (9)    9,214
                                                                                      -------    -------        -----   -------
                  Total debt securities                                                59,907      1,013         (107)   60,813
        Equity Securities                                                                 838         28            0       866
                                                                                      -------    -------        -----   -------
                  Total  securities                                                   $60,745    $ 1,041     $   (107)  $61,679
                                                                                      =======    =======        =====   =======

                1994
        Debt Securities
                U.S. Treasuries                                                       $23,697    $    50     $   (716)  $23,031
                U.S. Agencies                                                          20,001          8         (555)   19,454
                States and political subdivisions                                       5,386         28          (30)    5,384
                Mortgage-backed securities                                              5,157         18         (157)    5,018
                                                                                      -------    -------        -----   -------
                  Total debt securities                                                54,241        104       (1,458)   52,887
        Equity Securities                                                                 815         15            0       830
                                                                                      -------    -------        -----   -------
                  Total  securities                                                   $55,056    $   119     $ (1,458)  $53,717
                                                                                      =======    =======        =====   =======


The amortized cost and estimated fair value of debt securities as of December 31, 1995, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities if put/call options on selected debt issues are exercised in the future.

                                                                                                          December 31, 1995
                                                                                                          -----------------
                                                                                                        Amortized        Fair
        (dollars in thousands)                                                                             Cost         Value
                                                                                                        ---------     -------
        Due in one year or less                                                                         $15,912       $15,989
        Due after one year through five years                                                            31,123        31,494
        Due after five years through ten years                                                            3,801         4,116
        Due after ten years                                                                                   0             0
                                                                                                        -------       -------
                                                                                                         50,836        51,599
        Mortgage-backed securities (1)                                                                    9,071       $ 9,214
                                                                                                        -------       -------
          Total debt securities                                                                         $59,907       $60,813
                                                                                                        =======       =======

(1) Mortgage-backed securities were not included by contractual maturity due to the following: (a) principal payments are received throughout the term of the instrument unlike other debt securities which pay at the end of the term, and
(b) actual maturities are usually shorter than contractual maturities since the principal prepayment option is frequently exercised by mortgage borrowers.

Securities with an amortized cost of $16,284,000 on December 31, 1995 and $14,655,000 on December 31, 1994 were pledged to secure public deposits and for other purposes.

                         Codorus Valley Bancorp, Inc.

NOTE  5-Loans

The composition of the loan portfolio at December 31, is as follows:

        (dollars in thousands)
                                                                                                      1995       1994
                                                                                                   ---------   --------
        Commercial, industrial and agricultural                                                    $  81,119   $ 77,984
        Real estate-- construction and land development                                               19,817     19,501
                                                                                                   ---------   --------
                Total commercial related loans                                                       100,936     97,485
        Real estate -- residential mortgages                                                          36,286     32,240
        Installment                                                                                   22,786     20,912
                                                                                                   ---------   --------
                Total consumer related loans                                                          59,072     53,152
                Total loans                                                                         $160,008   $150,637
                                                                                                   =========   ========

         Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region, or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in southern York County, Pennsylvania. Although this may pose a concentration risk geographically, it is believed the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year end 1995, approximately $19.8 million or 12% of total loans were concentrated in the real estate development industry. Loans to borrowers within the real estate development industry are usually supported by real estate collateral.
          The aggregate amount of loans to directors, executive officers, principal shareholders and any associates of such persons was $3,351,000 and $3,732,000 for the years ended 1995 and 1994, respectively. During 1995, total new loan additions amounted to $982,000 and total payments collected amounted to $1,363,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year end, 1995, all loans to this group were current and performing in accordance with original contractual terms.
          The Corporation originates and classifies loans as long term investments; accordingly, the cost method of accounting is used. Periodically, a portion of fixed rate residential mortgage loans are sold, without recourse, as a means of managing interest rate risk. A determination is made as to whether any loans are held-for-sale at reporting periods. Generally, the Corporation retains servicing rights on the loans it sells. The volume of loans serviced by the Corporation for others was $10,850,000 at December 31, 1995; $12,444,000 at December 31, 1994 and $15,206,000 at December 31, 1993.


NOTE 6-Impaired and Past Due Loans

Impaired and past due loans as of December 31, were as follows:

        (dollars in thousands)
                                                                                                     1995   1994    1993
                                                                                                   ------  ------  -----
        Impaired loans                                                                             $3,583  $1,766  $   223
        Loans past due 90 days or more and still accruing interest                                  1,755     522      734

        Amount of impaired loans that have a related allowance                                     $3,583  $1,766  $   223
        Amount of impaired loans with no related allowance                                              0       0        0
        Allowance for impaired loans                                                                  485     299       29

        Average investment in impaired loans                                                       $2,730  $  983   $1,509
        Interest income recognized on impaired loans (all cash-basis method)                          120      23        2

                         Codorus Valley Bancorp, Inc.

NOTE 7-Analysis of Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

        (dollars in thousands)
                                                     1995    1994    1993
                                                    ------  ------  ------
        Balance-- beginning of year                 $2,249  $2,000  $1,800
        Provision charged to operating expense         228   1,229     441
        Loans charged off                             (342) (1,279)   (261)
        Recoveries                                     151     299      20
                                                    ------  ------  ------
        Balance-- end of year                       $2,286  $2,249  $2,000
                                                    ======  ======  ======

NOTE 8-Assets Acquired in Foreclosure

Foreclosed assets, net of reserve, amounted to $695,000, $670,000, and $1,050,000 at December 31, 1995, 1994 and 1993, respectively. The net expenses associated with these assets were approximately $64,000 for 1995; $145,000 for 1994; and $464,000 for 1993.

Changes in the allowance for assets acquired in foreclosure, for each of the three years ended December 31, were as follows:

        (dollars in thousands)
                                                      1995  1994  1993
                                                      ----  ----  ----
        Balance-- beginning of year                   $ 10  $  0  $  5
        Provision charged to operating expense          30    87   430
        Write-downs to fair value and losses
          incurred on sales                            (27)  (77) (435)
        Recoveries                                      10     0     0
                                                      ----  ----  ----
        Balance-- end of year                         $ 23  $ 10  $  0
                                                      ====  ====  ====


NOTE 9-Premises And Equipment

The following is a summary of the premises and equipment accounts at December
31,

        (dollars in thousands)               1995     1994
                                           -------  -------
        Land                               $   715  $   371
        Buildings and improvements           3,341    3,238
        Equipment                            2,473    2,329
                                           -------  -------
                                             6,529    5,938
        Less-accumulated depreciation       (3,006)  (2,637)
                                           -------  -------
        Net premises and equipment         $ 3,523  $ 3,301
                                           =======  =======

                         Codorus Valley Bancorp, Inc.

NOTE 10-Pension Plan

Defined Benefit Plan:

        The Corporation has a noncontributory defined benefit plan covering substantially all of its employees. Benefits under the plan are based on years of service, age at retirement and the employees' average annual compensation over the most recent ten years. The Corporation's funding policy is to annually contribute amounts, not to exceed the maximum amount deductible for federal income tax purposes, to an irrevocable trust. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31,

        (dollars in thousands)                                                          1995       1994
                                                                                        ----       ----
       Actuarial present value of benefit obligations:
                Accumulated benefit obligation, including vested
                benefits of $959 in 1995 and $760 in 1994                              $1,018    $   803
                                                                                       ======    =======
                Projected benefit obligation for service rendered to date              (1,660)    (1,295)
                Plan assets at fair value                                               2,165      1,751
                                                                                       ------    -------
                Plan assets in excess of projected benefit obligation                     505        456
                Prior service cost                                                          3          3
                Unrecognized net gain from past experience different
                    from that assumed                                                    (265)      (201)
                Unrecognized net transition asset                                        (236)      (252)
                                                                                       ------    -------
                Prepaid pension cost included in other assets                          $    7    $     6
                                                                                       ======    =======

Net periodic pension cost for years ended December 31, included the following components:

                (dollars in thousands)                                            1995           1994          1993
                                                                               --------       --------      --------
                Service cost benefits earned during the period                 $     86       $    111      $     89
                Interest cost on projected benefit obligation                        97             96            96
                Actual return on plan assets                                       (463)            63          (166)
                Net amortization and deferral                                       279           (237)            2
                                                                               --------       --------      --------
                    Net periodic pension (income) cost                         $     (1)      $     33      $     21
                                                                               ========       ========      ========


        In determining the projected benefit obligation, the weighted average assumed discount rate used was 7 percent at December 31, 1995 and 8 percent at December 31, 1994, while the rate of increase in future salary levels was 5 percent at December 31, 1995 and 1994. The expected long-term rate of return on assets, used in determining net periodic pension cost, was 9 percent for 1995, 1994 and 1993.
        Plan assets consist primarily of investments in the Lexicon Funds managed by First Union National Bank. During 1995, plan assets were equally divided between a capital appreciation equity fund and a fixed income fund.

                         Codorus Valley Bancorp, Inc.

Defined Contribution Plan:

        The Corporation maintains an employee 401(k) savings and investment plan, covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. The Corporation matches a percentage of the employee contributions. In 1995 and 1994 the Corporation matched 50% of the first 6% of the employee's contribution. The Corporation's expense for the 401(k) deferred contribution plan was $44,000 for 1995, $42,000 for 1994, and $27,200 for 1993.


NOTE 11-Short-term Borrowings

        The schedule below provides a three year summary of short-term borrowings comprised of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consists of a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLBP), which is renewable annually on January 1st. Outstanding advances on the line of credit, limited to ten percent of total assets, are collateralized by pledged investment securities. Interest on the line of credit is calculated daily based on the federal funds rate. At December 31, 1995 the unused line of credit with FHLBP was approximately $23 million.

A summary of aggregate short-term borrowings is as follows for the three years ended December 31,

        (dollars in thousands)
                                                        1995   1994   1993
                                                        ----   ----   ----
        Maximum amount outstanding at any month-end     $500   $900  $4,500
        Daily average amount outstanding                 $65    $85    $514
        Weighted average interest rate                  5.71%  4.76%   3.31%


NOTE 12-Restrictions Of Payment Of Dividends

        Under the Pennsylvania Banking Code of 1965, as amended, a restriction is placed on the availability of capital surplus for payment of dividends by the subsidiary. At December 31, 1995, capital surplus of $5,194,000 was so restricted.

NOTE 13-Stockholders' Equity

        In January 1995, the Corporation acquired 10,000 shares of its common stock which was subsequently reissued as part of a stock dividend declared in April 1995.
        The Corporation declared a five percent stock dividend in April 1995 which was paid on June 8, 1995. The stock dividend resulted in the issuance of 47,161 common shares.
        The Corporation maintains a Dividend Reinvestment and Stock Purchase Plan (the "Plan"). Shareholders of common stock may participate in the Plan, which provides that additional shares of common stock may be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, the Corporation has reserved 52,500 shares of common stock to be issued under the Plan. The number of shares available for issuance under the Plan are adjusted for stock dividends and stock splits. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

                         Codorus Valley Bancorp, Inc.

NOTE 14-Income Taxes

        Effective January 1, 1993, the Corporation changed its method of accounting for income taxes from the liability method required by SFAS No. 96 to the liability method required by SFAS No. 109, "Accounting for Income Taxes" (see Note 1 - Significant Accounting Policies). As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase net income by $170,000.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1995 and December 31, 1994 are as follows:

        (dollars in thousands)                       1995    1994
                                                     ----    ----
        Deferred tax assets
            Loan loss                                $618  $   606
            Deferred loan fees                        210      280
            Net unrealized losses on securities
                available for sale                      0      455
                                                     ----  -------
            Total deferred tax assets                 828    1,341
                                                     ----  -------
        Deferred tax liabilities
            Depreciation                              182      178
            Net unrealized losses on loans             19      395
            Net unrealized gains on securities
                available for sale                    318        0
            Other                                      88       74
                                                     ----  -------
            Total deferred tax liabilities            607      647
                                                     ----  -------
            Net deferred tax assets                  $221  $   694
                                                     ====  =======

Analysis of federal income taxes reflected in the income statements is as follows:

        (dollars in thousands)         1995         1994        1993
                                       ----         ----        ----
        Current tax provision        $1,454         $476        $946
        Deferred tax provision         (299)         236         (63)
                                     ------         ----        ----
        Total tax provision          $1,155         $712        $883
                                     ======         ====        ====
                         Codorus Valley Bancorp, Inc.

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

        (dollars in thousands)                         1995    1994    1993
                                                      ------  ------  ------
        Income before income taxes                    $3,749  $2,442  $2,990
                                                      ======  ======  ======
        Computed tax at 34%                           $1,275  $  830  $1,017
        Increase (reduction) in taxes resulting from:
            Tax exempt interest income                  (141)   (132)   (154)
            Interest expense disallowance                 18      14      17
            Other--net                                     3       0       3
                                                      ------  ------  ------
        Provision for income taxes                    $1,155  $  712   $ 883
                                                      ======  ======  ======

The provision for income taxes includes ($21,000), ($5,000), and $124,000 in 1995, 1994, and 1993 of applicable income tax (benefit) expense related to investment security (losses) gains of ($62,000), ($14,000), and $364,000, respectively.


NOTE 15-Financial Instruments with Off-Balance Sheet Risk

  In the normal course of business the Corporation's banking subsidiary is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and letters of credit.
        To varying degrees, these instruments contain elements of credit and market risk similar to those on-balance sheet financial instruments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, off-balance sheet instruments have fixed expiration dates or termination clauses, at specific rates and for specific purposes. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Off-balance sheet instruments do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions.

The following is a summary of significant commitments:

                                               December 31,
        (dollars in thousands)                1995     1994
                                              ----     ----
        Commitments to extend credit        $28,152  $24,987
        Standby letters of credit             1,608    3,745

                         Codorus Valley Bancorp, Inc.

NOTE 16-Contingent Liabilities

        Various legal actions or proceedings, arising in the ordinary course of business, are pending involving the Corporation or its subsidiaries. In the opinion of management, these matters are without merit or immaterial in terms of the Corporation's liquidity, capital resources, and results of operations.


NOTE 17-Fair Value of Financial Instruments

        FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

        An analysis of financial instruments is as follows:

                                                                  December 31, 1995     December 31, 1994
                                                                  -----------------     -----------------
                                                                  Carrying    Fair       Carrying     Fair
        (dollars in thousands)                                    Amount      Value      Amount       Value
                                                                  --------    --------   --------     -------
        Financial assets:
        Cash and due from banks                                   $  5,697    $  5,697   $  4,992     $  4,992
        Federal funds sold                                           3,150       3,150      1,850        1,850
        Securities                                                  61,679      61,679     53,717       53,717
        Loans                                                      160,008     160,039    150,637      147,200
        Less: allowance for loan losses                             (2,286)     (2,286)    (2,249)      (2,249)
        Interest receivable                                          1,703       1,703      1,639        1,639
                                                                  --------    --------   --------     --------
                Total financial assets                            $229,951    $229,982   $210,586     $207,149
                                                                  ========    ========   ========     ========

        Financial liabilities:
        Demand and savings deposits                               $ 85,710    $ 85,710   $ 87,396     $ 87,396
        Time deposits                                              126,730     127,836    109,500      108,908
        Interest payable                                               865         865        852          852
                                                                  --------    --------   --------     --------
                Total financial liabilities                       $213,305    $214,411   $197,748     $197,156
                                                                  ========    ========   ========     ========

The methods and assumptions used to estimate fair value can be found in the "Fair Value of Financial Instruments" section of Note 1 to the Financial Statements.

                         Codorus Valley Bancorp, Inc.

NOTE 18-Condensed Financial Information -- Parent Company Only

Codorus Valley Bancorp, Inc.
Condensed Statements of Financial Condition
-------------------------------------------------------------------------------

                                                               December 31,
(dollars in thousands)                                         1995      1994
                                                              ------    ------
Assets
  Cash and due from banks                                    $   130   $    88
  Investment in subsidiaries:
   Peoples Bank of Glen Rock                                  20,274    17,576
   SYC Realty Company                                             33         0
  Other assets                                                   597       215
                                                             -------   -------
   Total assets..............................................$21,034   $17,879
                                                             =======   =======

Liabilities-- Miscellaneous                                  $     2   $     7

Stockholders' Equity
  Series preferred stock                                           0         0
  Common stock                                                 2,490     2,396
  Capital surplus                                              5,194     4,428
  Retained earnings                                           12,731    11,932
  Net unrealized gains (losses) on securities
   available for sale, net of taxes                              617      (884)
                                                             -------   -------
   Total stockholders' equity............................... $21,032   $17,872
   Total liabilities & stockholders' equity................. $21,034   $17,879
                                                             =======   =======

Codorus Valley Bancorp, Inc.
Condensed Statements of Income
------------------------------------------------------------------------------

                                                       Years ended December 31,
(dollars in thousands)                                1995       1994      1993
                                                      ----       ----      ----
Income
  Dividends from Peoples Bank of Glen Rock          $1,431    $   594   $   577
  Gain on sale of securities                             0          0        30
  Miscellaneous income                                  32         22        23
                                                    ------    -------   -------
   Total income                                      1,463        616       630

Expenses--Other operating expenses                      84         67        65
                                                    ------    -------   -------
   Income before applicable income tax benefit
    and undistributed earnings of subsidiaries...... 1,379        549       565
Applicable income tax benefit                           17         15         4
                                                    ------    -------   -------
   Income before undistributed earnings of
    subsidiaries                                     1,396        564       569
Undistributed earnings of subsidiaries:
  Peoples Bank of Glen Rock                          1,198      1,166     1,708
  SYC Realty Company                                     0          0         0
                                                    ------    -------   -------
   Net income ..................................... $2,594     $1,730    $2,277
                                                    ======    =======   =======

                         Codorus Valley Bancorp, Inc.

Codorus Valley Bancorp, Inc.
Condensed Statements of Cash Flows
------------------------------------------------------------------------------

                                                       Years ended December 31,
(dollars in thousands)                                1995       1994      1993
                                                      ----       ----      ----
Cash Flows From Operating Activities:
  Net income                                        $2,594     $1,730    $2,277
  Adjustments to reconcile net income to
   net cash provided by operations:
    Depreciation                                         9          9         9
    Undistributed earnings of subsidiaries          (1,198)    (1,166)   (1,708)
    Gain on sale of securities                           0          0       (30)
    Other, net                                         (50)       (10)       13
                                                    ------    -------   -------
     Net cash provided by operating activities....   1,355        563       561

Cash Flows From Investing Activities:
  Proceeds from sales of investment securities           0          0        91
  Purchase of investment securities                      0          0        (2)
  Purchase of available for sale securities             (1)         0         0
  Payment for investment in subsidiary                 (33)         0         0
  Purchase of premises and equipment                  (344)         0         0
                                                    ------    -------   -------
     Net cash (used for) provided by investing
      activities..................................    (378)         0        89

Cash Flows Used For Financing Activities:
  Dividends paid                                      (659)      (594)     (548)
  Cash in lieu of fractional shares                     (6)         0        (5)
  Payment to repurchase common stock                  (270)         0         0
  Proceeds from issuance of common stock                 0          4         0
                                                    ------    -------   -------
     Net cash used for financing activities.......    (935)      (590)     (553)
                                                    ------    -------   -------
     Net increase (decrease) in cash and
      cash equivalents............................      42        (27)       97
     Cash and cash equivalents at beginning of year     88        115        18
                                                    ------    -------   -------
     Cash and cash equivalents at end of year...... $  130    $    88   $   115
                                                    ======    =======   =======

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                      Condition and Results of Operations

        The consolidated earnings of Codorus Valley Bancorp, Inc. (the "Corporation") were derived primarily from the operations of its wholly-owned subsidiary, Peoples Bank of Glen Rock (the "Bank"). This discussion and analysis should be read in connection with the Consolidated Financial Statements and Notes which appear in this report. Such financial condition and results of operations are not intended to be indicative of future performance.

Overview
        Market interest rates peaked in January 1995 and began a steady descent throughout the remainder of the year. This was in sharp contrast to the rapid rise in rates which characterized 1994. The national economy continued to expand in 1995 for the fifth consecutive year, one of the longest expansions on record. The low interest rate environment helped to propel the stock market to record highs. During the current year, mortgage interest rates dropped to the low levels of 1993, making refinancing and home buying more affordable. However, a rising level of consumer debt, wage stagnation, and corporate and government downsizing, served to constrain consumer demand and economic growth.
        Based on information provided by the FDIC for the first three quarters of 1995, the commercial banking industry appears to be headed toward achieving record profits for the fourth consecutive year. The growth in commercial bank earnings is attributable to several factors, such as: greater loan volumes, lower FDIC deposit insurance costs, higher noninterest income, and improved asset quality. It is anticipated that improved earnings will raise the level of industry capital to a record high for 1995. Mergers and acquisitions within the industry continue to be a primary strategy for many institutions to improve profitability and increase market share.
         For 1995, the Corporation earned $2,594,000 or $2.62 per share, compared to $1,730,000 or $1.74 per share for 1994, and $2,277,000 or $2.29 per share for 1993. The $864,000 or 50% increase in net income for 1995 vs. 1994 was due to a smaller loan loss provision, improved yields on a larger volume of earning assets, and a reduction in FDIC deposit insurance expense. The $547,000 or 24% decrease in net income for 1994 vs. 1993 reflected a higher than normal loan loss provision. In 1994, approximately $1.1 million of loan charge-offs were directly attributable to a former Bank officer, who is presently under federal indictment. Additional information relating to the loan charge-offs can be found in the Credit Risk and Loan Quality Section of this report. Additionally, net income for 1993 included $437,000 in after-tax gains from the sale of assets and a one-time $170,000 federal income tax benefit caused by the mandatory adoption of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
         For 1995, annual dividends totalled $.665 per share, compared to $.596 in 1994 and $.550 in 1993. Book value per common share was $21.12, $17.95 and $17.69 for years ended 1995, 1994 and 1993, respectively. Per share amounts were retroactively adjusted for stock dividends.
        Net income as a percentage of average stockholders' equity, or return on equity (ROE), was 13.3% for 1995, compared to 9.5% for 1994, and 13.5% for 1993. Net income as a percentage of total average assets, or return on assets (ROA), was 1.14% for 1995, compared to 0.81% for 1994, and 1.12% for 1993. The reduction in both of these key ratios for 1994 reflected the impact of an unusually large loan loss in the second quarter of that year.

        At December 31, 1995, nonperforming assets as a percentage of total loans and net assets acquired in foreclosure was approximately 2.66%, compared to 1.61% and 0.90% for years ended 1994 and 1993, respectively. Information about nonperforming assets is provided in the Credit Risk and Loan Quality Section of this Report, including Table 7.
        Throughout 1995, a capital level well above regulatory requirements was maintained. Currently there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 10 depicts that the Corporation exceeds all federal minimum regulatory standards. The allowance (reserve) for possible loan losses as a percentage of total loans was 1.43% at December 31, 1995, compared to 1.49% at December 31, 1994, and 1.42% at December 31, 1993. Based on a recent evaluation of potential loan losses, management believes that the allowance is adequate to support any reasonably foreseeable level of losses that may arise.
        In the period ahead, minimal inflation and declining federal government budget deficits seem to indicate further declines in U.S. interest rates. This presumption has positive lending, but negative funding implications for the financial services industry. In addition to locating cost effective funding sources, the industry will be challenged by how to satisfy changing customer preferences and lifestyles through advances in communication and computer technologies. To successfully meet these challenges the collective focus of the Board of Directors and management will continue to be on customer needs and preferences, service quality and convenience, asset quality, capital adequacy, and cost control. We believe this focus will help to increase the long term value of the Corporation.

        A more detailed analysis of the factors and trends affecting Corporate earnings follows.

Results Of Operations

Net Interest Income
        Net interest income is the Corporation's principal source of revenue, representing the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits. The change in net interest income from year to year is caused by changes in interest rates, changes in volume, and changes in the composition or mix of interest sensitive assets and liabilities.
        For analytical purposes, Table 1-Net Interest Income, Table 2-Rate/Volume Analysis of Changes in Net Interest Income, and Table 3-Average Balances and Interest Rates, are all presented on a taxable equivalent basis and are used in the analysis of net interest income. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34%. Such an adjustment facilitates comparison between taxable and tax exempt assets.
        Net interest income increased $519,000 or 5.6%, on a taxable equivalent basis, in 1995 compared to 1994. The increase was primarily attributable to improved yields on a larger volume of earning assets. Comparatively, net interest income, on a taxable equivalent basis, for 1994 vs. 1993, increased $656,000 or 7.6% due primarily to a larger volume of earning assets and lower funding costs.
        For 1995, total interest income, on a taxable equivalent basis, was $18,543,000, up $2,301,000 or 14.2% above the $16,242,000 earned in 1994. This increase was due primarily to higher yields on a larger average volume of loans. In 1995, total loans averaged $154.6 million to yield 9.44%, compared to $144.8 million and 8.76%, respectively, for 1994. During 1995, growth was achieved in all major loan portfolios, with consumer loans outpacing commercial loans. Comparatively, interest income, on a taxable equiv alent basis, for 1994 vs. 1993, increased $313,000 or 2% due to an increase in average total loans.
        For 1995, total interest expense was $8,722,000, up $1,782,000 or 25.7%
above the $6,940,000 incurred in 1994. This increase was due to higher rates paid on a larger average volume of deposits, principally Certificates of Deposit ("CD's"). A significant portion of the Bank's CD portfolio matured in the period September 1994 through June 1995, and renewed at competitive prices which were relatively high at the time. Generally, higher CD rates in the first half of 1995 stimulated investment in CD's, and resulted in disintermediation from interest bearing demand and savings accounts. Comparatively, interest expense for 1994 vs. 1993, decreased $343,000 or 4.7% due primarily to lower rates.
         The interest rate spread was 4.02%, 4.13%, and 4.02% for the years ended 1995, 1994, and 1993, respectively. The net yield on average earning assets was 4.54%, 4.57%, and 4.46% for the years ended 1995, 1994 and 1993, respectively. For 1995, the decrease in these two measures of net interest income reflects the Bank's asset sensitive balance sheet structure, an increase in nonperforming assets, and competitive pricing pressures.
        Based on the results of a recent analysis of interest rate risk, the repricing characteristics of the Corporation's assets and liabilities appear to be reasonably matched over the next year. During 1995, the average balances of variable and adjustable rate loans continued to grow as a percentage of the average total loan portfolio compared to average fixed rate loans. Both of these factors should help to insulate net interest income from any significant fluctuations in market interest rates.


Table 1-Net Interest Income (taxable equivalent basis)
                                                                                                                            5-yr
December 31,                                                 1995        1994         1993          1992         1991        CGR
(dollars in thousands)                                   --------    --------     --------      --------      ---------   --------
Total interest income                                    $ 18,346    $ 16,053     $ 15,696      $ 16,705      $  17,604       1.5%
Tax equivalent adjustment                                     197         189          233           285            321        n/a
                                                         --------    --------     --------      --------       --------
Adjusted total interest income                             18,543      16,242       15,929        16,990         17,925       1.4%
Total interest expense                                      8,722       6,940        7,283         8,651         10,363      -3.4%
                                                         --------    --------     --------      --------       --------
   Net interest income (taxable equivalent basis)        $  9,821    $  9,302     $  8,646      $  8,339       $  7,562       7.1%
                                                         ========    ========     ========      ========       ========
Average earning assets                                   $216,429    $203,399     $193,972      $184,319       $172,119       6.3%
Average interest bearing liabilities                      191,701     179,756      173,727       167,308        157,833       6.1%

Yield on earning assets                                     8.57%        7.99%       8.21%         9.22%         10.41%
Rate on interest bearing liabilities                        4.55%        3.86%       4.19%         5.17%          6.57%
                                                         --------    --------     --------      --------       --------
   Interest rate spread                                     4.02%        4.13%       4.02%         4.05%          3.84%
   Net yield on average earning assets                      4.54%        4.57%       4.46%         4.52%          4.39%


                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Table 2-Rate/Volume Analysis of Changes in Net Interest Income (taxable equivalent basis)


                                                                        Year  ended                    1995 vs. 1994
                                                                         December 31,          Increase         Change due to
                                                                       1995         1994      (Decrease)     Volume        Rates
                                                                     --------     -------       -------       ------     --------
(dollars in thousands)
Interest Income
   Interest bearing deposits with banks                              $    13     $     6       $    7        $    3     $    4
   Federal funds sold                                                    168          96           72            19         53
   Securities, taxable                                                 3,329       3,068          261           116        145
   Securities, tax-exempt                                                441         385           56            57         (1)
   Loans, taxable (1)                                                 14,453      12,516        1,937           900      1,037
   Loans, tax-exempt                                                     139         171          (32)          (41)         9
                                                                     -------     -------       ------        ------     ------
    Total interest income                                             18,543      16,242        2,301         1,054      1,247

Interest Expense
   Deposits:
    Interest bearing demand                                            1,304       1,457         (153)         (148)        (5)
    Savings                                                              560         606          (46)          (37)        (9)
    Time deposits under $100,000                                       6,012       4,404        1,608           704        904
    Time deposits $100,000 and above                                     843         469          374           160        214
   Federal funds purchased and other
    short term borrowings                                                  3           4           (1)           (1)         0
                                                                     -------     -------       ------        ------     ------
    Total interest expense                                             8,722       6,940        1,782           678      1,104
    Net interest income                                              $ 9,821     $ 9,302       $  519        $  376     $  143
                                                                     =======     =======       ======        ======     ======


                                                                           Year  ended                  1994 vs. 1993
                                                                           December 31,        Increase         Change due to
                                                                       1994         1993      (Decrease)     Volume        Rates
                                                                    --------     -------       -------       ------     --------
(dollars in thousands)
Interest Income
    Interest bearing deposits with banks                             $     6     $     4       $    2        $    1     $    1
    Federal funds sold                                                    96         116          (20)          (42)        22
    Securities, taxable                                                3,068       3,309         (241)           61       (302)
    Securities, tax-exempt                                               385         376            9             6          3
    Loans, taxable (1)                                                12,516      11,815          701           955       (254)
    Loans, tax-exempt                                                    171         309         (138)         (105)       (33)
                                                                     -------     -------       ------        ------     ------
     Total interest income                                            16,242      15,929          313           876       (563)

Interest Expense
    Deposits:
     Interest bearing demand                                           1,457       1,478          (21)          149       (170)
     Savings                                                             606         658          (52)           37        (89)
     Time deposits under $100,000                                      4,404       4,472          (68)          226       (294)
     Time deposits $100,000 and above                                    469         658         (189)         (175)       (14)
    Federal funds purchased and other
     short term borrowings                                                 4          17          (13)          (14)         1
                                                                     -------     -------       ------        ------     ------
     Total interest expense                                            6,940       7,283         (343)          223       (566)
     Net interest income                                             $ 9,302     $ 8,646       $  656        $  653     $    3
                                                                     =======     =======       ======        ======     ======

(1)  Includes  loan fees of $324,000 in 1995,  $412,000 in 1994 and  $408,000 in 1993.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Table 3-Average Balance and Interest Rates (taxable equivalent basis)


                                               1995                         1994                          1993
                                      ------------------------    ------------------------     -------------------------
                                      Average                     Average                      Average
                                      Balance   Interest   Rate   Balance   Interest   Rate    Balance   Interest   Rate
                                      -------   --------   ----   -------   --------   -----   -------   --------   -----
(dollars in thousands)
Assets
  Interest bearing deposits
   with banks                         $    236   $    13   5.51%  $    158   $     6   3.80%   $    135   $     4   2.96%
  Federal funds sold                     2,856       168   5.88      2,392        96   4.01       3,757       116   3.09
  Investment securities:
   Taxable                              53,406     3,329   6.23     51,454     3,068   5.96      50,519     3,309   6.55
   Tax-exempt                            5,322       441   8.29      4,634       385   8.31       4,559       376   8.25
                                      --------   -------   ----   --------    ------   ----     -------    ------   -----
    Total investment securities         58,728     3,770   6.42     56,088     3,453   6.16      55,078     3,685   6.69

  Loans:
   Taxable (1)                         153,218    14,453   9.43    142,938    12,516   8.76     132,244    11,815   8.93
   Tax-exempt                            1,391       139   9.99      1,823       171   9.38       2,758       309  11.20
                                      --------    ------   ----    -------    ------   ----     -------    ------  -----
    Total loans                        154,609    14,592   9.44    144,761    12,687   8.76     135,002    12,124   8.98
                                      --------    ------   ----    -------    ------   ----     -------    ------   ----
    Total earning assets               216,429    18,543   8.57    203,399    16,242   7.99     193,972    15,929   8.21
   Other assets (2)                     10,838                       9,704                       10,134
    Total assets                      $227,267                    $213,103                     $204,106
                                      ========                    ========                     ========

Liabilities and Stockholders' Equity

  Interest bearing deposits:
   Interest bearing demand             $46,850     1,304   2.78  $  52,155     1,457   2.79   $  47,387     1,478   3.12
   Savings                              21,742       560   2.58     23,169       606   2.62      21,936       658   3.00
   Time deposits under $100,000        108,116     6,012   5.56     93,222     4,404   4.72      88,739     4,472   5.04
   Time deposits $100,000 and above     14,928       843   5.65     11,125       469   4.22      15,151       658   4.34
                                      --------    ------   ----   --------    ------   ----    --------    -------  ----
    Total interest bearing deposits    191,636     8,719   4.55    179,671     6,936   3.86     173,213     7,266   4.19
  Federal funds purchased and other
   short term borrowings                    65         3   4.62         85         4   4.71         514        17   3.31
                                      --------    ------   ----   --------    ------   ----    --------    ------   ----
    Total interest bearing
     liabilities                       191,701     8,722   4.55    179,756     6,940   3.86     173,727     7,283   4.19

  Non-interest bearing deposits         14,871                      14,162                       12,226
  Other liabilities                      1,126                       1,050                        1,327
  Stockholders' equity                  19,569                      18,135                       16,826

    Total liabilities and
     stockholders' equity             $227,267                    $213,103                     $204,106
                                      ========                    ========                     ========
    Net interest income                         $  9,821                    $  9,302                     $  8,646
                                                ========                    ========                     ========
    Interest rate spread                                   4.02%                        4.13%                        4.02%
                                                           =====                        =====                        =====
    Net yield on earning assets                            4.54%                        4.57%                        4.46%
                                                           =====                        =====                        =====

(1) Includes loan fees of $324,000 in 1995, $412,000 in 1994, and $408,000 in
    1993.
(2) Includes average nonaccrual loans of $2,730,000 in 1995, $983,000 in 1994, and $1,509,000 in 1993.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Provision for Loan Losses
        The provision for possible loan losses is an estimated expense charged to earnings in anticipation of losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance (reserve) for loan losses.
        The provision expense for possible loan losses was $228,000 for 1995, which represented a $1,001,000 decrease below the $1,229,000 provision for 1994. The prior year's provision was unusually large due to loan charge-offs approximating $1,087,000 which were attributable to a former Bank officer. These charge-offs also explain the large increase in the loan loss provision expense for 1994 compared to 1993.

Non-Interest Income
        Total non-interest income for 1995 was $912,000, up $32,000 or 3.6% above 1994. Comparability between periods from normal operations can be achieved by removing the effect of losses from relatively infrequent sales of investment securities. In 1995 a $62,000 loss resulted from the sale of approximately $2.4 million in low yielding securities which were exchanged for higher yielding securities to improve overall portfolio yield. The income produced from the higher yielding securities more than offset the loss in 1995. On an adjusted basis, total non-interest income for 1995 increased $80,000 or 8.9% above 1994. The increase in 1995 was generally attributable to normal business growth.
        Comparatively, total non-interest income for 1994 was $880,000, down $468,000 or 35% below the $1,348,000 earned in 1993. The $1,348,000 earned in
1993 included $662,000 in gains from the infrequent sale of loans and investment securities. To achieve comparability in non-interest income from normal operations, it is necessary to exclude the relatively infrequent gains and losses from asset sales. On an adjusted basis, total non-interest income for 1994 increased $208,000 or 30% above 1993. The overall increase in adjusted non-interest income was due primarily to a $121,000 increase in trust income attributable to business growth, greater than normal estate fees, and the full year's effect of a 1993 price increase. Service charges on deposit accounts and other fees increased due to normal business growth.
         Non-interest income for 1996 is currently projected to exceed the 1995 level due primarily to planned business growth.

Non-Interest Expenses
        Total non-interest expenses for 1995 were $6,559,000, up $237,000 or 3.7% above the $6,322,000 incurred for 1994. The overall increase was due to increases within the salaries and benefits, and other expense categories. Salaries and benefits expense increased $345,000 due to staff additions, normal merit raises, a year end bonus, and higher replacement costs attributable to normal business growth, improved controls, and branch office expansion. Other expenses increased $177,000, of which approximately $79,000 was attributable to problem loan carrying costs. Increased problem loan costs reflected a larger portfolio of nonperforming loans and increased loan collection efforts during 1995. The remaining increase in other expenses was due to the combined effect of small increases from many individual expenses attributable to normal business growth.
        Comparatively, total non-interest expenses for 1994 were $6,322,000, down $8,000 when compared to 1993. The overall reduction in expenses was attributable to smaller acquired real estate costs which more than offset the increase in expenses associated with branch office expansion. In April 1994, the Corporation opened a seventh full service banking office in the community of Stewartstown. Prior to that, in June 1993, a sixth full service banking office was opened near the community of Red Lion. Accordingly, branch office expansion accounts for most of the increase in salaries and benefits, occupancy, and furniture and equipment expenses in 1994. Acquired real estate expenses declined $319,000 in 1994 as compared to 1993. These expenses primarily reflect declines in the market value, and carrying costs (including liquidation costs) for properties acquired in satisfaction of debt. Acquired real estate expenses were unusually high in 1993 due to a larger portfolio of acquired assets and a weaker commercial real estate market.
        In September 1995, the FDIC lowered its deposit insurance rate for Bank Insurance Fund ("BIF") insured commercial banks. Generally, the FDIC rate for well capitalized and well managed commercial banks was reduced from $.23 per $100 of deposits to $.04 per $100 of deposits, effective June 1, 1995. A refund to commercial banks, pursuant to the rate reduction, was made by the FDIC because the BIF achieved its required reserve level of $1.25 per $100 deposits in May 1995. For the full year 1995 the Bank incurred $232,000 in expense for FDIC deposit insurance, which included the favorable effect of the refund and rate reduction. In the absence of the refund and rate reduction, the Bank would have incurred approximately $453,000 for 1995.
        For 1996, projected FDIC deposit insurance costs could be as low as $2,000, the current minimum cost of membership for a year. However, in 1996 it is possible that the U.S. Congress will require commercial banks to begin paying a portion of the annual Financing Corporation ("FICO") bond obligation. FICO was created to help resolve the financial crisis within the Savings & Loan industry during the late 1980's. This policy issue, including an effective date, assessment rate, obligation period, etc., is currently under congressional review. Accordingly, the ultimate effect of this provision cannot be determined at this time. However, such a provision, if enacted into law, may have an adverse impact on future results of operations.
        In the period ahead, non-interest expenses will increase primarily as a result of planned business growth.

Income Taxes
        The provision for federal income taxes was $1,155,000 for 1995 compared to $712,000 for 1994 and $883,000 for 1993. The increase in the tax provision for 1995 is due to an increase in operating income.
        In February 1992, the Financial Accounting Statement Board issued Statement of Financial Accounting Standards No. 109,

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

"Accounting for Income Taxes," which superseded Statement No. 96. As required, the Corporation adopted Statement No. 109 as of January 1, 1993. As permitted by this Statement, prior period financial statements were not restated to reflect the cumulative change. The change to Statement No. 109 resulted in an increase in the deferred tax asset of $170,000 and is reflected in the income statement as a cumulative effect of change in accounting principle in 1993.

Financial Condition

Investment Securities
        The investment security portfolio is an interest earning asset, second only in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public deposits.
        Investment is limited to high quality debt instruments. Direct obligations of the U.S. Government are full faith and credit obligations of the federal government. Issues of federal agencies are also directly guaranteed, indirectly guaranteed, or sponsored, by the federal government. Obligations of states and political subdivisions, known as "municipals", are also maintained in the portfolio. In accordance with investment policy, municipal securities are limited to not more than $1 million per issuer.
        Maturities for individual issues range from less than one year to approximately ten years. The average expected life is used in lieu of final maturity for mortgage-backed securities because of their tendency to prepay. The weighted average maturity of the investment security portfolio at year end 1995 was approximately 2.2 years compared to approximately 2.8 years at year end 1994. A maturity distribution by security type, and weighted average yields are presented in Table 4.
        At year end 1995 the total investment securities portfolio had an amortized cost of $60,745,000 and a fair value of approximately $61,679,000. The $934,000 or 1.5% appreciation in value was due primarily to declining market interest rates. Comparatively, at year end 1994 the total investment securities portfolio had an amortized cost of $55,056,000 and a fair value of approximately $53,717,000. The $1,339,000 or 2.4% decline in value was due primarily to rising market interest rates. Unrealized holding gains and losses, net of applicable taxes, are recorded in accordance with Accounting Statement No. 115, as described below.
        In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement is effective for fiscal years beginning after December 15, 1993. Statement No. 115 requires companies to classify their investment securities into three categories and to account for each category in a specified manner. The first category is "held-to-maturity" which is reportable at amortized cost. The second category is "available-for-sale" which requires securities to be reported at fair value. Unrealized gains and losses, net of any tax effect, for this category must be reflected as a separate line item in the stockholders' equity section of the balance sheet. The third category is "trading" which continues to be reported at fair value with unrealized gains and losses recorded directly in the income statement. Effective January 1, 1994, the Corporation classified its total investment securities portfolio as available-for-sale. Compliance with Statement No. 115 did not have a material impact on corporate net income. However, the net effect of unrealized gains or losses, caused by marking an available-for-sale portfolio to market, can cause volatility within the stockholders' equity section of the balance sheet.

Loans
        Total investment in loans at year end 1995 was $160 million representing a $9.4 million or 6.2% increase above year end 1994. A growing local economy, declining market interest rates, and relatively low unemployment, were all factors which contributed to an increase in loan demand. During 1995, growth was achieved in all major loan portfolios, with consumer loans outpacing commercial loans.
        Comparatively, the total investment in loans at year end 1994 was $150.6 million, representing a $10.1 million or 7.2% increase above year end 1993. The increase was due to the same factors as in 1995 with the exception of declining interest rates. The sharp rise in market interest rates, particularly in the third and fourth quarters of 1994 slowed the demand for credit. Additionally, new commercial loan development efforts were hampered since the second quarter of 1994, due to an unusually large loan loss caused by a former Bank officer. Bank personnel were redirected to quantify and document the loss, and prepare for economic and legal recourse.
        Table 5 presents the composition of total loans on a comparative basis for a five year period. The table depicts a relatively stable mix of commercial and consumer related loans over the past five years.
        Table 6, reveals that the commercial loan portfolio was comprised of $49.3 million or 49% in fixed rate loans and $51.6 million or 51% in variable or adjustable rate loans at year end 1995. This compares to $42.7 million or 44% in fixed rate commercial loans and $54.8 million or 56% in variable and adjustable rate commercial loans at year end 1994. The percentage of fixed rate commercial loans increased in 1995 due to a relatively low interest rate environment, particularly in the last half of the year. Low interest rates induced some customers to refinance from variable rate loans to fixed rate loans.
        At year end 1995 the volume of adjustable rate residential mortgage loans, including home equity loans, was approximately $22.6 million representing 62% of the total residential mortgage loan and home equity loan portfolios. This compares to $19.3 million and 60%, respectively, for year end 1994.
        Variable rate loans reprice periodically with changes in the Bank's Base rate, or the Prime rate as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the U.S. Treasury yield curve. Marketing emphasis is placed on variable and adjustable rate loans since they reprice in response to changes in market interest rates.
        The Bank serviced  loans for others in the amount of $10,850,000

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Table 4-Analysis of Investment Securities
                                                                                                                 Weighted
                                                           U.S.        U.S.        State &                        Average
                                                         Treasury    Agency(1)    Municipal    Stock     Total    Yield(2)
                                                         --------    ---------    ---------    -----     -----    --------
(dollars in thousands)
December 31, 1995
Maturity
        Within one year                                   $ 7,499     $ 8,477      $  374      $        $16,350     6.42%
        One to five years                                  15,100      22,214       2,442                39,756     6.11
        Five to ten years                                               1,458       2,343                 3,801     8.73
        Over ten years                                                                                        0
        No set maturity                                                                         838         838
                                                          -------     -------      ------      ----     -------
Amortized cost                                            $22,599     $32,149      $5,159      $838     $60,745     6.36
                                                          =======     =======      ======      ====     =======
Average maturity                                                                                        2.2 years

December 31, 1994
Maturity
        Within one year                                   $ 5,008     $ 3,062      $1,168      $        $ 9,238     6.05%
        One to five years                                  18,195      18,637       1,601                38,433     6.14
        Five to ten years                                     494       3,459       2,367                 6,320     8.51
        Over ten years                                                                250                   250     9.09
        No set maturity                                                                         815         815
                                                          -------     -------      ------      ----     -------
Amortized cost                                            $23,697     $25,158      $5,386      $815     $55,056     6.41
                                                          =======     =======      ======      ====     =======
Average maturity                                                                                        2.8 years

December 31, 1993
Maturity
        Within one year                                   $ 8,045     $ 4,816      $  485      $        $13,346     5.75%
        One to five years                                  15,178      15,852       2,467                33,497     6.21
        Five to ten years                                   1,488       4,498       1,793                 7,779     8.00
        Over ten years                                                                                        0
        No set maturity                                                                         802         802
                                                          -------     -------      ------      ----     -------
Amortized cost                                            $24,711     $25,166      $4,745      $802     $55,424     6.35
                                                          =======     =======      ======      ====     =======
Average maturity                                                                                        2.6 years

(1) Collateralized-mortgage obligations (CMO's) and mortgage-backed securities (MBS's) are included in the maturity categories based on average expected life.

(2) Yields on tax-exempt obligations were computed on a taxable equivalent basis using a 34% tax rate.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

at year end 1995, compared to $12,444,000 at year end 1994, and $15,206,000 at year end 1993. Servicing rights were retained from past mortgage loan sales to provide a source of income and a basis for cross-selling additional financial services.
        In spite of relatively low interest rates, and the prospect of future declines, loan growth is expected to be moderate in the period ahead. Constraining factors include: competitive pressures, a rising level of consumer debt among the public, and widespread employment insecurity caused by corporate and government downsizing.

Credit Risk and Loan Quality
        The Corporation emphasizes the minimization of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies which guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and the experience of the loan officer. Third, loan review committees function at both the senior lending officer

Table 5-Loan Portfolio Composition


December 31,                          1995                1994               1993                 1992                  1991
(dollars in thousands)         ------------------   ----------------   ------------------   -----------------   -------------------
Commercial, industrial and
  agricultural                    $  81,119  50.7%   $  77,984   51.8%   $   78,383  55.8%    $  70,831   53.5%    $ 70,341   54.4%
Real estate--construction and
  land development                   19,817  12.4       19,501   12.9        16,811  11.9        18,061    13.6      17,245   13.3
                                   -------- -----     --------  -----     --------- -----     ---------   -----    --------  -----
  Total commercial related loans    100,936  63.1       97,485   64.7        95,194  67.7        88,892    67.1      87,586   67.7

Real estate--residential
  mortgages                          36,286  22.7       32,240   21.4        26,866  19.1        25,954    19.6      25,883   20.0
Installment                          22,786  14.2       20,912   13.9        18,497  13.2        17,607    13.3      15,877   12.3
                                    ------- -----     --------  -----      -------- -----     ---------   -----    --------  -----
  Total consumer related loans       59,072  36.9       53,152   35.3        45,363  32.3        43,561    32.9      41,760   32.3

  Total loans (1)                  $160,008 100.0%    $150,637  100.0%     $140,557 100.0%     $132,453   100.0%   $129,346  100.0%
                                   ======== ======    ======== ======      ======== ======     ========  ======    ========  ======

(1) The Corporation's total loan portfolio is solely domestic.


Table 6-Selected Loan Maturities and Interest Rate Sensitivity


                                         December 31, 1995
                                         Years to Maturity
                                  ------------------------------
                                   1 or less   1 to 5     over 5        Total
                                  ----------   -------    ------        -----
(dollars in thousands)
Commercial, industrial and
   agricultural                     $10,802    $17,827    $52,490     $  81,119
Real estate--construction and
   land development                  10,062      5,307      4,448        19,817
                                    -------    -------    -------      --------
    Total commercial related loans  $20,864    $23,134    $56,938      $100,936
                                    =======    =======    =======      ========

Fixed interest rates                $ 3,449    $17,284    $28,565      $ 49,298
Floating or adjustable
   interest rates                    17,415      5,850     28,373        51,638
                                    -------    -------    -------      --------
    Total commercial related loans  $20,864    $23,134    $56,938      $100,936
                                    =======    =======    =======      ========



                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

level and the Board of Directors level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation adheres to making most of its loans within its primary geographical market area, York County. Although this may pose a geographic concentration risk we believe our diverse local economy and knowledge of our customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not make loans to foreign countries or persons residing therein.
        In addition to a comprehensive lending policy, numerous internal reviews and audits of the loan portfolio occur throughout the year. An important on-going review mechanism is the lender initiated risk rating system, ("LIRRS"). The LIRRS requires personnel with lending authority to systematically evaluate and rate loans based upon preestablished risk criteria. All potential problem loans and assets acquired in foreclosure are reviewed quarterly, or more frequently if circumstances dictate, by a Special Asset Committee comprised of selected members of senior management. For each loan under review the Special Asset Committee has the responsibility of establishing a final risk rating, an action plan for reducing risk, and a loss reserve. In addition to internal controls, the loan portfolio is reviewed annually by independent auditors in connection with their audit of the financial statements; and examined periodically by bank regulators.
        A primary measure of loan quality is the percentage of loans that move from an earnings category to a nonperforming category. Table 7-Nonperforming Assets and Past Due Loans, depicts asset categories posing the greatest risk of loss. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due. Internal loan classifications such as nonaccrual, and troubled debt restructurings, are examples of impaired loans. It is the Bank's policy to reclassify loans to an impaired status when either principal or interest payments become 90 days past due, unless the value of the supporting collateral is adequate and the loan is in the process of collection. An impaired classification may be made prior to 90 days past due if management believes that the collection of interest or principal is doubtful. Assets acquired in foreclosure are primarily real estate assets (collateral) taken in satisfaction of debt pursuant to foreclosure. The final category, loans past due 90 days or more and still accruing interest, are contractually past due but, are well collateralized and in the process of collection.
        Table 7 depicts that total nonperforming assets were $4,278,000 or 2.66% of total loans and net assets acquired in foreclosure at December 31, 1995. Comparatively, nonperforming assets were $2,436,000 and 1.61%, respectively, for December 31, 1994. The $1,842,000 or 76% increase in nonperforming assets at year end 1995 primarily reflects an increase in impaired loans. This key component of nonperforming assets is discussed below.
         Impaired loans increased $1,817,000 since the beginning of the year to a level of $3,583,000 at December 31, 1995. Most of the overall increase can be explained by two unrelated commercial relationships for $456,000 and $858,000, respectively, which were classified as impaired in the fourth quarter of 1995. Another factor contributing to the increase in impaired loans in 1995 was a change in strategy relative to proactive loan classification and aggressive recovery. At December 31, 1995 the impaired loan portfolio was comprised of twenty four relationships, principally commercial loan relationships, which ranged in size from $10,000 to $858,000. These loan relationships vary by industry, and are generally collaterized with real estate assets. A loss reserve, which is evaluated quarterly, has been established for accounts that appear to be under-collateralized. Efforts to modify contractual terms for individual accounts or liquidate collateral assets are proceeding as quickly as potential buyers can be located and legal constraints permit.
        Assets acquired in foreclosure, net of reserve, were $695,000 for year end 1995, up $25,000 above year end 1994. During 1995, this portfolio was reduced by approximately $253,000 from sale proceeds, $5,000 from miscellaneous receipts, and $27,000 from asset write-downs due to declines in market value. Asset additions in 1995 however, exceeded total reductions. At year end 1995, assets acquired consist primarily of improved real estate from five commercial loan relationships in unrelated businesses. The loss provision for assets acquired, due to estimated declines in fair market value, was $30,000 in 1995 compared to $87,000 in 1994 and $430,000 in 1993. Efforts to liquidate the portfolio of assets acquired are proceeding as quickly as potential buyers can be located and legal constraints permit.
        At December 31, 1995, loans past due 90 days or more and still accruing interest were $1,755,000, representing an increase of $1,233,000 above year end 1994. Most of this category was comprised of four unrelated commercial loan relationships totalling $1,567,000. Generally, loans in the past due category are well collaterized and in the process of collection. The current level of past due loans is closely monitored and believed to be within a manageable range.
        At year end 1995, no potential problem loans, as defined by the Securities and Exchange Commission, were identified by management. At that time management was monitoring $7.7 million of loans for which the ability of the borrower to comply with present repayment terms was uncertain. These loans were not included in the above disclosure. They are followed closely, and management presently believes that the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans.
        At year end 1995 approximately $19.8 million or 12% of total loans were concentrated in the real estate development industry. This compares with $19.5 million or 13% for 1994 and $16.8 million or 12% for 1993. Real estate development is broadly defined to include loans to builders, land developers, building sub-contractors, and building suppliers.
        Although the Corporation maintains sound credit policies, certain loans deteriorate and are charged off as losses. The allowance (reserve) for loan losses is maintained to absorb these potential losses. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, also known as reserve, management

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Table 7-Nonperforming Assets and Past Due Loans


December 31,                                      1995        1994         1993        1992        1991
(dollars in thousands)                           -----       -----       ------      ------      ------
Impaired loans                                   $3,583      $1,766      $   223     $2,652      $2,243
Assets acquired in foreclosure, net of reserve      695         670        1,050      1,198         763
                                                 ------      ------      -------     ------      ------
        Total nonperforming assets               $4,278      $2,436       $1,273     $3,850      $3,006
                                                 ======      ======      =======     ======      ======
Loans past due 90 days or more
        and still accruing interest              $1,755      $  522       $  734     $  284      $  515

Ratios:
Impaired loans as a % of
        total year-end loans                       2.24%       1.17%        0.16%      2.00%       1.73%

Nonperforming assets as a % of
        total year-end loans and net
        assets acquired in foreclosure             2.66%       1.61%        0.90%      2.88%       2.31%

Nonperforming assets as a % of
        total year-end stockholders' equity       20.34%      13.63%        7.23%     24.23%      20.94%

Allowance for loan losses as a
        multiple of impaired loans                   .6x        1.3x         9.0x       0.7x        0.8x

Interest not recognized on
       impaired loans at period-end (1)

Contractual interest due                         $  306      $  125       $   24     $  260     $   256
Interest revenue recognized                         120          23            2         36           7
                                                 ------      ------      -------     ------      ------
        Interest not recognized in operations    $  186      $  102       $   22     $  224      $  249
                                                 ======      ======      =======     ======      ======

(1) This table includes interest not recognized on loans which were classified as impaired at year end. While every effort is being made to collect this interest revenue, it is probable a portion will never be recovered.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

considers the results of internal and external credit reviews, past loss experience, changes in the size and character of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook.
        Table 8 presents an analysis of the activity in the allowance for loan losses over a five year period. The allowance at year end 1995 was $2,286,000, representing a $37,000 increase above the $2,249,000 level at 1994 year end. The increase in the loss allowance generally supported a larger volume of loans. For 1995, net loan charge-offs were $191,000 compared to $980,000 for 1994 and $241,000 for 1993.
        For 1995, $141,000 of total loan charge-offs was attributable to one commercial loan account which was deemed uncollectible.
        For 1994, the significant increase in total loan charge-offs was caused by one event. As previously disclosed on May 5, 1994, management of the Bank discovered violations of credit policy, internal controls and loan authorizations in connection with the commercial loan portfolio of a former Bank officer. Subsequently, the loan officer resigned and the Bank completed an internal review for the purpose of identifying all unauthorized loans and evaluating them for collectability and collateral adequacy. Effective June 30, 1994, the Bank recorded a $1,005,000 loan loss provision expense, and on July 12, 1994 charged-off $1,087,000 as loan losses. In December 1994, the Bank received $270,000 in net insurance proceeds as a partial recovery for the losses. Presently, the former Bank officer is under federal indictment. Management continues to evaluate and implement its options concerning legal recourse in this matter.
        For 1993, $183,000 of total charge-offs was attributable to two commercial loan accounts. Both were written down to fair value less estimated costs to sell and reclassified to assets acquired in foreclosure where the collateral for one account was ultimately sold.
        Based on a recent evaluation of potential loan losses, management believes that the allowance is adequate to support any reasonably foreseeable level of losses that may arise. Ultimately, however, the adequacy of the allowance is dependent upon future economic factors beyond the Corporation's control. With this in mind, additions to the allowance for loan losses may be required in future periods. Table 9 presents an allocation of the allowance for potential loan losses by major loan category.

Deposits
        Deposits are the primary source of funding for loans and investment securities. Total deposits at year end 1995 were $212.4 million, up $15.5 million or 7.9% from year end 1994.
        Most of the deposit growth, principally within the time or CD category, was achieved in the first two quarters of 1995. Based on declining market interest rates, and the perception of continued decline, customers purchased CD's at favorable yields; sometimes with funds from their interest bearing demand and savings accounts.
        Comparatively, total deposits grew $4.2 million or 2.2% between year end 1994 and 1993. The relatively small rate of deposit growth reflected customer preference for higher return-higher risk market alternatives. As higher market interest rates pushed up deposit rates, particularly in the latter part of 1994, funds began to flow back into the banking system. In April, 1994, the Bank opened its seventh full service branch office which also contributed to the growth in deposits.
        Certificates of deposit $100,000 and above ("large CD's"), the most volatile deposit type, increased in 1995 due primarily to competitive rates. Generally, these funds were from local investors. Comparatively, large CD's declined in 1994 due primarily to deposit run-off from non-local investors. This planned reduction in 1994 was attributable to both pricing and denial of non-local purchase requests. At 1995 year end, the balance of certificates $100,000 and above was $16,295,000. Of this total: $4,757,000 mature within three months; $3,977,000 mature after three months but within six months; $4,249,000 mature after six months but within twelve months; and the remaining $3,312,000 mature beyond twelve months.
        In the period ahead, deposits are projected to grow slowly based on the presumption that deposit rates will remain at their present levels, or moderately decline. Anticipated declines in market interest rates are likely to continue the popularity of stock-based mutual funds, thereby constraining deposit growth for commercial banks.

Stockholders' Equity
        Stockholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. The greater the capital resources, the more likely a corporation is to meet its cash obligations and absorb unforeseen losses. For these reasons capital adequacy has been, and will continue to be, of paramount importance.
        There are currently three federal regulatory definitions of capital adequacy that take the form of minimum ratios. Table 10 depicts that the Corporation exceeds all federal minimum regulatory standards.
        Effective January 1, 1994, the Corporation adopted Accounting
Statement No. 115 which is described in the Investment Securities section of this report. Under Statement No. 115 the Corporation reclassified the total investment securities portfolio as available-for-sale and reported unrealized holding gains and losses, net of taxes, as a separate component of stockholders' equity.
        For the year ended 1995, total stockholders' equity increased $3,160,000 or 17.7% above 1994. The increase was due to earnings retention from profitable operations, and unrealized holding gains, net of taxes, from securities available for sale. Comparatively, for year ended 1994, total stockholders' equity increased $256,000 or 1.5% above 1993. Equity growth in 1994 was constrained by low earnings due to an unusually large loan loss provision, and increased costs relative to branch office expansion. Unrealized holding losses, net of taxes, from securities available for sale also constrained equity in 1994.
        The Corporation generally pays cash dividends on a quarterly basis. The dividend rate is determined by the Board of Directors after considering the Corporation's capital requirements, current and projected net income, and other factors. The total cash dividend payment in 1995 was $659,200, compared to $594,300 in 1994 and

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

TABLE 8-Analysis of Allowance for Loan Losses

                                                                       1995      1994      1993      1992      1991
                                                                       ----      ----      ----      ----      ----
(dollars in thousands)
Balance--beginning of year                                            $2,249    $2,000    $1,800    $1,861    $1,677
Provision charged to operating expense                                   228     1,229       441       258       505
Loans charged off:
        Commercial                                                       276     1,255       223       250       309
        Real estate--mortgage                                              0         0         9        23         0
        Consumer                                                          66        24        29        61        62
                                                                      ------    ------    ------    ------    ------
          Total loans charged off                                        342     1,279       261       334       371
Recoveries:
        Commercial                                                       134       298         0         7        39
        Real estate--mortgage                                              0         0         0         0         0
        Consumer                                                          17         1        20         8        11
                                                                      ------    ------    ------    ------    ------
          Total recoveries                                               151       299        20        15        50
                                                                      ------    ------    ------    ------    ------
          Net charge-offs                                                191       980       241       319       321

Balance -- end of year                                                $2,286    $2,249    $2,000    $1,800    $1,861
                                                                      ======    ======    ======    ======    ======
Ratios:
Net charge-offs to average total loans                                  0.12%     0.68%     0.18%     0.25%     0.25%
Allowance for loan losses to total loans at year-end                    1.43%     1.49%     1.42%     1.36%     1.44%
Allowance for loan losses to impaired loans and loans
  past due 90 days or more                                              42.8%     98.3%    209.0%     61.3%     67.5%

Table 9-Allocation of the Allowance for Loan Losses

                                                                           December 31,
                                       ----------------------------------------------------------------------------------
                                            1995             1994             1993             1992             1991
                                       --------------   --------------    -------------   --------------   --------------
                                               %Total           %Total           %Total           %Total           %Total
                                       Amount  Loans    Amount  Loans    Amount  Loans    Amount  Loans    Amount  Loans
                                       ------  ------   ------  ------   ------  ------   ------  ------   ------  ------
(dollars in thousands)
Commercial, industrial and
        agricultural                   $1,233    50.7%  $1,198    51.8%  $1,165    55.8%  $  993    53.5%  $1,251    54.4%
Real estate--construction and
        land development                  268    12.4      171    12.9      147    11.9      298    13.6      301    13.3
                                       ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total commercial related        1,501    63.1    1,369    64.7    1,312    67.7    1,291    67.1    1,552    67.7

Real estate--residential mortgages        942    22.7       51    21.4      731    19.1       90    19.6      101    20.0
Installment                                 8    14.2       17    13.9        7    13.2       12    13.3       13    12.3
                                       ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total consumer related            102    36.9       68    35.3       80    32.3      102    32.9      114    32.3

Unallocated                               683     n/a      812     n/a      608     n/a      407     n/a      195     n/a
                                       ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total                          $2,286   100.0%  $2,249   100.0%  $2,000   100.0%  $1,800   100.0%  $1,861   100.0%
                                       ======   =====   ======   =====   ======   =====   ======   =====   ======   =====

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

$547,800 in 1993. Total dividends were increased in all three periods based on earnings capacity and a sound capital level.
         The dividend payout ratio, which represents the percentage of annual net income returned to the stockholders in the form of cash dividends, was 25.4% for 1995, compared to 34.4% in 1994 and 24.1% for 1993. The Corporation's normal dividend payout allows for quarterly cash returns to its stockholders and provides earnings retention at a level sufficient to finance future corporate growth.
        In January 1995, the Corporation acquired 10,000 shares of its common stock utilizing $270,000 of capital. The shares reacquired were subsequently reissued as part of a stock dividend declared in April 1995.
        In furtherance of its commitment to enhance long term stockholder value, the Corporation paid a five percent stock dividend in June 1995. The five percent stock dividend resulted in the issuance of 47,161 common shares.
        Since the beginning of 1993, the Bank has established two full service banking facilities. The first, established in June 1993, near the community of Red Lion, Pennsylvania is owned by the Bank. The cost to construct and furnish this facility was approximately $760,000. The second, established in April 1994, in the community of Stewartstown, Pennsylvania is a leased facility. Capital expenditures of approximately $234,000 were made for improvements, equipment and furniture. The costs for both projects were financed internally with funds from profitable operations. During 1995, the Bank received regulatory approval to establish a full service banking office near the community of Shrewsbury, Pennsylvania. To date, no definitive plans have been made on this project proposal.
        In September, 1995, the Corporation purchased a parcel of land adjacent to the Bank's Data Operations Center and banking office to serve as the site for a headquarters facility. This acquisition, coupled with real estate already owned by the Bank, was a material piece in the long range plan for Corporate office consolidation and expansion. The Board of Directors recently approved the design of the new Corporate headquarters facility. Initial plans call for the Bank to occupy a major portion of the building and lease the remaining space as a source of revenue. Preliminary cost estimates to construct and furnish a suitable facility range from $4 to $4.5 million. Occupancy is tentatively scheduled for the third quarter of 1997. While the Corporate headquarters will be relocated, the Bank will maintain a full service banking office in Glen Rock. Alternatives for funding this project are currently being analyzed.
        In February 1996, the Board of Directors approved management's recommendation to replace the Bank's aging computer system. The Horizon Banking System from ALLTEL Corporation was selected after a rigorous evaluation. It will operate on an IBM AS400 computer.

Table 10-Capital Ratios

                                                          December 31,
(dollars in thousands)                           1995         1994       1993
                                               --------    --------    --------
Tier I Capital--Total stockholders' equity,
 as adjusted (1)                               $ 20,415    $ 18,756    $ 17,616
Tier II Capital--Allowance for loan
  losses (2)                                      1,911       1,794       1,691
                                               --------    --------    --------
        Total risk-based capital               $ 22,326    $ 20,550    $ 19,307

Risk-adjusted on-balance sheet assets (1)      $149,763    $139,862    $132,943
Risk-adjusted off-balance sheet exposure (3)      3,150       3,684       2,342
                                               --------    --------    --------
        Total risk-adjusted assets including
          off-balance sheet exposure           $152,913    $143,546    $135,285

Ratios:
Tier I risk-based capital ratio                   13.35%      13.07%      13.02%
Federal minimum required                           4.00        4.00        4.00

Total risk-based capital ratio                    14.60%      14.32%      14.27%
Federal minimum required                           8.00        8.00        8.00

Leverage ratio (4)                                 8.98%       8.80%       8.63%
Federal minimum required                           4.00        4.00        4.00

(1) Net unrealized gains and losses on securities available for sale, net of taxes, are disregarded for capital ratio computation purposes. Their effect is eliminated from stockholders' equity and asset totals in accordance with federal regulatory banking guidelines.

(2) Allowance for loan losses is limited to 1.25% of total risk-adjusted assets.

(3) Off-balance sheet exposure is caused primarily by standby letters of credit and loan commitments with a remaining maturity exceeding one year. These obligations have been converted to on-balance sheet credit equivalent amounts and adjusted for risk.

(4) Tier I capital divided by average total assets.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Implementation of the new system will take approximately six months with a September 1996 completion date. A preliminary cost estimate is $500,000. It is probable that this project will be financed through a leasing arrangement.
        Planned capital investments relative to expansion and automation could reduce Corporate net income and capital growth in the short term. However, these expenditures are deemed necessary to grow market share and net income over the long term. We believe that these investments are an important part of the overall strategy to achieve the goal of enhancing long term shareholder value.
        The passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Riegle Community Development and Regulatory Improvement Act may have a significant impact upon the Corporation. The key provisions pertain to interstate banking and interstate branching as well as a reduction in the regulatory burden on the banking industry. Since September 1995, bank holding companies may acquire banks in other states without regard to state law. In addition, banks can merge with other banks in another state beginning in June, 1997. States may adopt laws preventing interstate branching but, if so, no out-of-state bank can establish a branch in such state and no bank in such state may branch outside the state. During July 1995, Pennsylvania amended the provisions of its Banking Code to authorize full interstate banking and branching under Pennsylvania law and to facilitate the operations of interstate banks in Pennsylvania. As a result of legal and industry changes, management predicts that consolidation will continue as the financial services industry strives for greater cost efficiencies and market share. Management believes that such consolidation may enhance its competitive position as a community bank. There are numerous other proposals before Congress and the regulators to change the way commercial banks conduct business. However, the effect of these proposals on liquidity, capital and results of operations cannot be determined until they are enacted into law.
        During November 1995, the Board of Directors adopted a Shareholder Rights Plan ("SRP") as previously disclosed in an SEC Form 8-K filed on December 4, 1995. Each Right entitles the registered holder to purchase from the Corporation one share of common stock at a price of $100.00 per share, subject to adjustment. Rights are triggered by certain events defined in the SRP, including an unfair or unfriendly acquisition. Rights are not exercisable until the occurrence of certain specified triggering events and expire on November 4, 2005, unless earlier redeemed by the Corporation. Rights of shareholders are specifically enumerated within the SRP.
        The Corporation provides a Dividend Reinvestment and Stock Purchase Plan ("Plan") for shareholders. To the extent that shares are not available in the open market, the Corporation has reserved 52,500 shares of common stock to be issued under the Plan. Any shares issued from authorized but unissued status will increase the capital of the Corporation. However, this also has the potential to dilute earnings per share unless accompanied by growth in net income.
        The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"). The BCL operates generally to preclude dividend payments if the effect thereof would render the Corporation insolvent, as defined. As a practical matter, the Corporation's payment of dividends is contingent upon its ability to obtain funding in the form of dividends from the Bank. Payment of dividends to the Corporation by the Bank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, the Banking Code places a restriction on the availability of the $5,194,000 capital surplus account for payment of dividends.
        In January, 1996, the Pennsylvania Department of Banking began a routine examination of the Bank based on a September 30, 1995, examination date. The results of this examination will be reported when available.

Liquidity and Interest Rate Sensitivity
        Fundamental objectives of the asset-liability management process of the Corporation are to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. An Asset-Liability Committee ("ALCO") is responsible for managing the Bank's asset-liability process. The ALCO is comprised of senior management and an outside director, and meets regularly.
        Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to its depositors, loan customers, employees, and stockholders on a timely and cost efficient basis. Additionally, it provides funds for normal operating expenditures and business opportunities as they arise. The objective of interest rate sensitivity management is to increase net interest income by managing interest rate sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates.
        Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of liquidity are: scheduled investment security maturities and cash flows; a line of credit with the Federal Home Loan Bank of Pittsburgh ("FHLBP"); short term borrowing in the form of federal funds purchased from correspondent banks; and deposit growth. At December 31, 1995, the Corporation had no amounts outstanding on its line of credit with the FHLBP. At that time, the available credit line with the FHLBP was approximately $23 million. Loan receipts, from customer loan payments, represent another important source of liquidity. The sale of assets, such as investment securities and loans, are yet another source of liquidity.
        The total loan-to-deposit ratio at year end 1995 was 75.3%, compared to 76.5% at year end 1994. The ratio for both years was well within the 70-80% range which the Corporation uses for liquidity policy purposes.
        Interest rate sensitivity, closely related to liquidity management, is a function of the repricing characteristics of the Corporation's portfolio of assets and liabilities. Asset-liability management strives to match maturities, or repriceable cash flows if more relevant, and interest rates between loan and investment security assets with the deposit liabilities that fund them. Successful asset-liability management results in a balance sheet structure which can cope effectively with market rate fluctuations.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

        The Corporation utilizes two financial techniques for quantifying interest rate risk. The primary means is a computer simulation model which provides a dynamic view of the effects of the changes in rates, spreads, and yield curve shifts on net interest income. These changes are modeled periodically under various interest rate scenarios. A secondary means is the weighted static "gap", which is a refinement of the traditional (unweighted) static gap. The gap technique depicted in Table 11, is described below.
        The gap technique begins by segmenting both assets and liabilities into future time periods, (usually 12 months, or less) based on when repricing can be effected, rather than contractual maturities. Repriceable liabilities are subtracted from repriceable assets, for a specific time period, to determine a difference, or gap. Once known, the gap is managed based on predictions of future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed. When the gap is negative, with interest-bearing liabilities in excess of interest-earning assets, net interest income generally improves if interest rates fall. The opposite occurs in the case of a positive gap.
        Table 11 shows an approximation of the Corporation's interest rate sensitivity based on a static gap presentation. This means that volumes are held constant, or static, at December 31, 1995, so the effects of changes in market interest rates on net interest income can be isolated. The table depicts both the traditional (unweighted) and "weighted" gaps at December 31, 1995. The weighted gap is a more realistic approach and will be stressed here because it reflects adjustments to the repriceable cash flows based on correlation factors. These factors take into consideration that interest rate relationships and spreads differ depending on the cycle and level of external market interest rates.
        One way to predict how a change in interest rates will impact net interest income for specific time frames is through the weighted cumulative gap measure. For example, the weighted cumulative gap in the "181-365 days" repricing category represents a one year net asset position of approximately $19,738,000 or 8.9% of earning assets at December 31, 1995. The asset sensitive gap position implies that over the next year there will be a positive impact on net interest income if market interest rates rise. The theory is that more assets will reprice, at higher market interest rates, than the liabilities that support them. Conversely, a decline in market interest rates would have a negative impact on net interest income.
         It is important to note that the table displays a point in time analysis and is only a general indicator of interest rate sensitivity. In addition, the interest rate sensitivity of the Corporation's assets and liabilities illustrated in the table would vary substantially if different assumptions were used. As perceptions about interest rates and the market change, positions at the end of any period may not be reflective of the Corporation's view in subsequent periods.
        Based on the results of a recent analysis of interest rate risk, management believes the Corporation is reasonably well positioned to respond expeditiously to market interest rate changes.

Impact of Inflation and Changing Prices
        The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Another significant effect of inflation is on non-interest expenses, which tend to rise during periods of general inflation. The level of inflation, as measured by the annual average percentage change in the consumer price index for all urban consumers, (CPIU) was 2.8%, 2.6%, and 3.0% for 1995, 1994 and 1993 respectively.
        Management believes the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. Management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Table 11-Interest Rate Sensitivity

                                                               at December 31, 1995
                                                                        After        After
                             0-30       31-90      91-180     181-365   1 year to    2 years to  After       Non-
(dollars in thousands)       Days       Days       Days       Days      2 years      5 years     5 years     Market    Total
                             ----       ----       ------     -------   ---------    ----------  -------     ------    -----
Assets
Federal funds sold           $  3,150   $      0   $      0   $      0   $      0     $     0     $     0     $    0   $  3,150
Interest-bearing deposits         341          0          0          0          0           0           0          0        341
Securities available
  for sale (1)                    544      3,515      3,612     10,267     18,523      20,483       3,801        934     61,679
Loans (2)                      43,742      7,519     13,571     29,669     22,201      35,813       3,910      3,583    160,008
                              --------  --------   -------   ---------   --------     -------    --------    -------   --------
    Total earning assets       47,777     11,034     17,183     39,936     40,724      56,296       7,711         --         --
Noninterest-earning
  assets (3)                       --         --         --         --         --          --          --      9,569      9,569
                              --------  --------   -------   ---------   --------     --------   ---------   -------   --------
    Total assets               47,777     11,034     17,183     39,936     40,724      56,296       7,711     14,086    234,747

Liabilities and
  Stockholders' Equity
NOW deposits                   20,862          0         0          0           0           0           0          0     20,862
Insured Money
  Fund deposits                25,902          0         0          0           0           0           0          0     25,902
Savings deposits               21,577          0         0          0           0           0           0          0     21,577
Time deposits less
  than $100,000                22,056     10,287    16,984     18,606      17,499      25,003           0          0    110,435
Time deposits
  $100,000 and above            7,008      2,527     2,384      1,570       1,244       1,562           0          0     16,295
                              --------  --------   -------   ---------   --------     --------   ---------   -------   --------
  Total interest-bearing
    liabilities                97,405     12,814    19,368     20,176      18,743      26,565           0          0    195,071

Noninterest-bearing
  liabilities (4)                   0          0         0          0           0           0           0     18,644     18,644
Stockholders' equity                0          0         0          0           0           0           0     21,032     21,032
                              --------  --------   -------   --------    --------     --------   --------    -------   --------
  Total liabilities and
    stockholders' equity     $ 97,405   $ 12,814  $ 19,368   $ 20,176    $ 18,743     $ 26,565   $      0    $39,676   $234,747

Traditional interest
  sensitivity gap            $(49,628)  $ (1,780) $ (2,185)  $ 19,760    $ 21,981     $ 29,731   $  7,711         --         --

Traditional cumulative
  interest sensitivity gap   $(49,628)  $(51,408) $(53,593)  $(33,833)   $(11,852)    $ 17,879   $ 25,590         --         --

Traditional cumulative
  gap as a percent of
  earning assets at
  December 31, 1995             -22.5%     -23.3%    -24.3%     -15.3%       -5.4%         8.1%      11.6%

Weighted interest
  sensitivity gap (5)         $  4,480  $ (2,020) $ (2,411) $  19,689    $ 20,285    $  26,108   $  4,953

Weighted cumulative
  interest sensitivity
  gap (5)                     $  4,480  $  2,460   $    49  $  19,738   $  40,023    $  66,131   $ 71,084

Weighted cumulative
  gap as a percent of
  earning assets at
  December 31, 1995 (5)            2.0%      1.1%      0.0%       8.9%       18.1%        30.0%      32.2%

(1) The non-market  column consists of net unrealized  holding  losses.
(2) The non-market  column consists of non-accrual  loans.
(3) The non-market column is comprised of: non-interest bearing deposits & cash; premises & equipment;
    interest  receivable;  other assets;  and the allowance for loan losses.
(4) The non-market  column is comprised of: demand deposit  accounts;
    interest payable; and accrued expenses and other liabilities.
(5) "Weighted" interest sensitivity gaps are considered more reliable point-in-time indicators of interest rate risk than traditional, or unweighted gaps. Weighted interest sensitivity gaps reflect adjustments to the repriceable cash flows in the above table, based on correlation factors, which take into consideration that interest rate relationships and spreads differ depending on the cycle and level of external market interest rates.

                         Codorus Valley Bancorp, Inc.

               Management's Discussion of Consolidated Financial
                Condition and Results of Operations (continued)

Table 12-Summary of Quarterly Financial Data

                                             1995                                      1994
                               -------------------------------------     ------------------------------------
                               Fourth    Third     Second     First      Fourth    Third     Second    First
                               Quarter   Quarter   Quarter    Quarter    Quarter   Quarter   Quarter   Quarter
                               -------   ------    -------    -------    -------   -------   -------   -------
(dollars in thousands,
except per share data)
Interest income                  $4,825    $4,656    $4,550     $4,315     $4,250    $4,098    $3,879    $3,826
Interest expense                  2,259     2,292     2,174      1,997      1,828     1,742     1,676     1,694
                                 ------    ------    ------     ------     ------    ------    ------    ------
  Net interest income             2,566     2,364     2,376      2,318      2,422     2,356     2,203     2,132
Provision for loan losses           196         0        31          1         47        88     1,039        55
Non-interest income                 304       218       238        214        226       213       230       225
Non-interest expense              1,711     1,535     1,703      1,614      1,601     1,583     1,598     1,540
                                 ------    ------    ------     ------     ------    ------    ------    ------
  Net operating income (loss)       963     1,047       880        917      1,000       898      (204)      762
Gain (loss) securities sales          0         0         0        (62)       (14)        0         0         0
Gain (loss) other                     0         0         4          0          0         0         0         0
                                 ------    ------    ------     ------     ------    ------    ------    ------
  Pretax income (loss)              963     1,047       884        855        986       898      (204)      762
Provision for income taxes          301       324       279        251        291       254       (67)      234
                                 ------    ------    ------     ------     ------    ------    ------    ------
  Net income (loss)              $  662    $  723    $  605     $  604     $  695    $  644    $ (137)   $  528
                                 ======    ======    ======     ======     ======    ======    ======    ======
Net income (loss) per share (1)  $ 0.67    $ 0.73    $ 0.61     $ 0.61     $ 0.70    $ 0.65    $(0.14)   $ 0.53
                                 ======    ======    ======     ======     ======    ======    ======    ======

(1) Net income per share was retroactively adjusted for stock dividends.

                         Codorus Valley Bancorp, Inc.

                              Board of Directors

                               [LOGO]     [LOGO]

Board of Directors
Codorus Valley Bancorp, Inc. and Peoples Bank of Glen Rock

George A. Trout, D.D.S.
Chairman-Codorus Valley Bancorp, Inc.
Dentist

Barry A. Keller
Chairman-Peoples Bank of Glen Rock
Insurance Broker/Consultant

Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and
Peoples Bank of Glen Rock

D. Reed Anderson, Esq.
Attorney-Stock and Leader

M. Carol Druck
President-Druck Realty, Inc.

MacGregor S. Jones
President-Mac Jones Ford, Inc.

Rodney L. Krebs
President-Springfield Contractors, Inc.

Dallas L. Smith
President-Bruce V. Smith, Inc.

Donald H. Warner
President-Warner Services, Inc.

Directors Emeritus -- Peoples Bank of Glen Rock

Jeffrey C. Bortner, Esq.    William U. Kapp    Bernard F. Young

Advisory Committees -- Peoples Bank of Glen Rock

CAPE HORN OFFICE

Keith R. Brown
President-Phoenix Health Care, Inc.
d/b/a Dallastown Nursing Center

Evans N. Fishel
President-H. Norman Fishel & Son, Inc.

Thomas W. King, CPA
President-King & King, PC

JACOBUS OFFICE

Richard E. Hopper
Business and Property Management

Samuel E. Keeney
President-Sam Keeney Organ
and Piano Center, Inc.

Donald L. Kern
President-K&M Home Center, Inc.

JEFFERSON OFFICE

Cindy E. Baugher
President-Baugher Motors, Inc.

James L. Miller
Auctioneer

Robert E. Rebert
Farmer

LEADER HEIGHTS OFFICE

Richard D. Hupper, Ed. D.
Superintendent-Southern York County
School District

Robert L. Jackson
President-R.L. Jackson Construction Co.

Elizabeth K. Ricklefs, DVM
President-Leader Heights Animal
Hospital, Inc.

YORK NEW SALEM OFFICE

Lynn D. Harbold
Retired Agent-Prudential Insurance Co.

Theodore M. Krebs
Partner-K&K Services

Claude W. Rohrbaugh
President-B&R Electrical Contractors, Inc.

                         Codorus Valley Bancorp, Inc.

                 Peoples Bank of Glen Rock Executive Officers,
                           Officers and Supervisors

                                    [LOGO]

Executive Officers

Larry J. Miller, CLBB
President and
Chief Executive Officer

Dennis H. Engle, CLBB
Executive Vice President
and Chief Lending Officer

Karl J. Boehringer, Jr., CLBB
Vice President,
Commercial Services

Todd A. Tyson, CLBB
Vice President/Branch Administration & Marketing

Jann Allen Weaver, CPA
Senior Vice President and
Chief Financial Officer

Robin D. Cannon
Vice President and
Auditor

Connie E. Sohnleitner
Vice President and
Human Resource Manager

Timothy E. Senft
Vice President/Cashier and
Chief Operations Officer

Bruce A. Lamborne
Vice President,
Trust & Investment Services

Officers and Supervisors

Barbara J. Myers
Corporate Secretary

Sandra M. Aulbach
Assistant Vice President
and Assistant Secretary

Kelly L. Rosenzweig
Assistant Vice President
and Assistant Controller

Linda D. Senft, CRCM
Assistant Vice President
and Compliance Officer

Frank D. Barile
Trust Officer
and Assistant Secretary

Kent A. Ketterman
Assistant Vice President and Commercial Services Officer

George W. Peck, Jr.
Commercial Services Officer

Ronald E. Talbert
Commercial Services Officer

Steven W. Bollinger
Credit Review Officer

Scott T. Weaver
Loan Review Officer

Julie B. Grothey
Manager,
Commercial Services

Barbara L. Hartman
Supervisor,
Data Processing Services

Christine A. Myers
Supervisor,
Deposit Services

Timothy S. Wise
Manager,
Consumer Services

Phyllis A. Crumley
Consumer Services Officer

In Appreciation

        The Board of Directors and Management acknowledge the service and contributions made to the success of Peoples Bank of Glen Rock by the employees who retired during 1995. Best wishes for a healthy and enjoyable retirement.

              Edith D. Hinkle - Trust & Investment Services - 21 years Audrey R. Slagel - Consumer Services - 19 years

                         Codorus Valley Bancorp, Inc.

                  Bank Office And Trust Department Locations

Corporate Headquarters
1 Manchester St., P.O. Box 67
Glen Rock, PA 17327-0067

Glen Rock Office
1 Manchester St., P.O. Box 67
Glen Rock, PA 17327-0067
Connie L. Kiser,
Manager
Terry R. Kernan,
Customer Service Officer

Jacobus Office
1 North Main St., P.O. Box 176
Jacobus, PA 17407-0176
Barbara J. Hoch,
Manager
Elizabeth A. Schnetzka,
Customer Service Officer

Trust and Investment Services
120 Pine Grove Commons
York, PA 17403-5151

Jefferson Office
6 Baltimore St., P.O. Box 127
Codorus, PA 17311-0127
Lisa F. Laughman,
Manager
Melissa S. Stauffer,
Customer Service Representative

York New Salem Office
320 North Main St., P.O. Box 278
York New Salem, PA 17371-0278
Algard P. Shaffer, CLBB,
Manager
Diana R. Harbaugh,
Customer Service Officer

Leader Heights Office
109 Leader Heights Rd.
York, PA 17403-5137
Denise L. Copenheaver,
Manager
Chere L. Mairose,
Customer Service Officer

Cape Horn Office
2587 Cape Horn Rd.
Red Lion, PA 17356
Brenda L. Krout,
Manager
Rose M. King,
Customer Service Representative

Stewartstown Office
2 Ballast Lane, P.O. Box 925
Stewartstown, PA 17363-0925
Tara L. Calaman,
Manager
Brenda K. Kinard,
Customer Service Officer

   Call 717-235-6871 or 717-846-1970 or 1-888-846-1970 for more information.

                         Codorus Valley Bancorp, Inc.

                               Mission Statement

                               Mission Statement

Codorus Valley Bancorp, Inc., is an independent, financially strong, full service financial corporation. Through its subsidiary, Peoples Bank of Glen Rock, we currently engage in three core businesses: commercial banking, consumer banking, and trust and investment services, with particular expertise in the commercial banking segment. Our target markets include businesses, consumers and communities located in York County, Pennsylvania and surrounding counties.

We are committed to serving profitably the financial needs of our customers and local communities with high quality service. High quality customer service and competitive product pricing will be our guiding business principles. We will strive to balance the needs of the groups directly affected by our existence: local communities, customers, employees, regulatory authorities and shareholders. To that end, we will pursue the following broad goals and strategies with enthusiasm.

                                 Communities:
Our goal is to meet the financial needs of our communities by supporting their programs and projects relative to housing, business, education and recreation.

                                  Customers:
Our goal is to meet the financial needs of our customers by consistently providing friendly, competent and convenient service; by offering a broad range of quality products; and through product and service innovation.

                                  Employees:
Our goal is to attract, develop, and retain ethical and effective people by providing a work environment characterized by opportunity, challenge and competitive compensation.

                            Regulatory authorities:
Our goal is to comply with all regulations and directives of regulatory authorities.

                                 Shareholders:
Our goal is to maximize long term shareholder value by adhering to the above operating philosophies, goals and strategies.

                                    [LOGO]

                        Codorus Valley Bancorp, Inc.