Form 10-K, Exhibit 13
period 1996-12-31
CODORUS VALLEY BANCORP INC
filed 1997-03-26
CIK 806279

EXHIBIT 13


                                 EXCERPTS FROM:

                       1996 ANNUAL REPORT TO STOCKHOLDERS

Stock, Dividend and Broker Information
--------------------------------------------------------------------------------

   Common stock issued by Codorus Valley Bancorp, Inc. is quoted under the symbol "CVLY" on the over-the-counter ("OTC") Electronic Bulletin Board, an automated quotation service, made available through, and governed by, the National Association of Securities Dealers. The Corporation is in the process of applying for quotation of its common stock with NASDAQ. At the close of business on December 31, 1996 there were approximately 1,018 stockholders of record.

   Prices presented in the table below are bid prices between broker-dealers which do not include retail mark-ups or mark-downs or any commission to the broker-dealer. The published bid prices do not necessarily reflect prices in actual transactions. Cash dividends paid for the most recent eight quarters are provided in the table below. Dividends per share are adjusted for stock dividends.

                        1996                              1995
                        ----                              ----
                                Dividends                           Dividends
Quarter     High        Low     per share       High       Low      per share
-------     ----        ---     ---------       ----       ---      ---------

First      $29.50     $28.00       $.219       $23.25    $22.00      $.210
Second      29.50      27.50        .162        22.25     21.25       .137
Third       28.75      28.25        .170        24.25     22.25       .143
Fourth      28.75      28.25        .170        28.00     23.50       .143


For further information, we refer you to:

Ryan, Beck & Co.                     Janney, Montgomery, Scott, Inc.
150 Monument Road, Suite 106         48 E. Market St., P.O. Box 2246
Bala Cynwyd, PA 19004                York, PA 17405-2246
(800)223-8969                        (717)845-5611

F. J. Morrissey & Co., Inc.          Sandler O'Neil & Partners, L.P.
1700 Market St.                      Two World Trade Center
Suite 1420                           104th Floor
Philadelphia, PA 19103-3913          New York, NY 10048
(800)842-8928                        (800)635-6851

Hopper Soliday & Co., Inc.
1703 Oregon Pike
Lancaster, PA 17601
(800)456-9234

                                                         Selected Financial Data
--------------------------------------------------------------------------------

                                                                                                     5 year
                                   1996         1995         1994          1993         1992         CGR(1)
                                   ----         ----         ----          ----         ----         ------
SUMMARY OF OPERATIONS
(in thousands)
Total interest income            $18,523      $18,346       $16,053      $15,696      $16,705           1.0%
Total interest expense             8,756        8,722         6,940        7,283        8,651          -3.3%
                                 -------      -------       -------      -------      -------
   Net interest income             9,767        9,624         9,113        8,413        8,054           6.2%
Provision for loan losses            134          228         1,229          441          258         -23.3%
                                 -------      -------       -------      -------      -------
   Net interest income after
   provision for loan losses       9,633        9,396         7,884        7,972        7,796           7.4%
Non-interest income                1,090          912           880        1,348          650          12.0%
Non-interest expense               6,755        6,559         6,322        6,330        5,765           6.5%
                                 -------      -------       -------      -------      -------
   Income before income taxes      3,968        3,749         2,442        2,990        2,681          10.3%
Provision for income taxes         1,261        1,155           712          713(2)       687          12.4%
                                 -------      -------       -------      -------      -------
   Net income                   $  2,707     $  2,594      $  1,730     $  2,277     $  1,994           9.4%
                                 -------      -------       -------      -------      -------
                                 -------      -------       -------      -------      -------

RATIOS
Return on average
   stockholders' equity (ROE)      12.4%         13.3%         9.5%         13.5%       13.2%
Return on average assets (ROA)     1.14%         1.14%        0.81%         1.12%       1.02%
Average stockholders' equity
   to average assets               9.23%         8.61%        8.51%         8.24%       7.77%

COMMON SHARE DATA(3)
Net income per share              $2.59         $2.49        $1.66         $2.18       $1.91
Dividends per share              $0.721        $0.633       $0.567        $0.521      $0.434
Book value per share             $21.72        $20.12       $17.10        $16.86      $15.20
Dividends                      $753,700      $659,200     $594,300      $547,800    $456,500
Dividend payout ratio              27.8%         25.4%        34.4%         24.1%       22.9%
Weighted average shares
  outstanding                 1,045,295     1,041,044    1,045,226     1,045,140   1,045,139

SUMMARY OF FINANCIAL
CONDITION AT YEAR-END
(in thousands)
Total investments(4)           $ 56,859     $  61,679      $ 53,717    $  55,424    $  57,247          5.7%
Total loans                     166,651       160,008       150,637      140,557      132,453          5.2%
Total assets                    237,329       234,747       215,997      211,534      202,174          5.1%
Total deposits                  209,460       212,440       196,896      192,725      184,964          4.4%
Total equity(5)                  22,706        21,032        17,872       17,616       15,892          9.6%

Trust assets (book value)      $ 43,778     $  36,134      $ 31,276    $  29,065    $  23,086         23.4%
Trust income                        321           311           291          170          105         18.9%

NON-FINANCIAL DATA
Number of bank offices                7             7             7            6            5
Number of employees
   (full-time equivalent)           129           128           121          126          111

------------------------
(1) Compound growth rate (CGR) is the average annual growth over the five year period which began in 1991.
(2) Amount is comprised of a $883,000 provision for income taxes less a one-time $170,000 tax benefit caused by the cumulative effect of a change in accounting principle.
(3) Adjusted for stock dividends.
(4) Investments are reflected at fair value for 1996, 1995 and 1994; and at amortized cost for prior periods.
(5) Total equity for 1996, 1995 and 1994 includes net unrealized gains or losses on securities available for sale, net of taxes.

[Letterhead of Ernst & Young LLP]

                         Report of Independent Auditors

The Stockholders and Board of Directors
Cororus Valley Bancorp, Inc.

We have audited the consolidated statements of financial condition of Codorus Valley Bancorp, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audited includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Codorus Valley Bancorp, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1994 the Corporation changed its method of accounting for certain investments in debt and equity securities.

                                                            ERNST & YOUNG LLP

January 13, 1997

                                  Consolidated Statements of Financial Condition
--------------------------------------------------------------------------------
                                                    Codorus Valley Bancorp, Inc.


                                                                              December 31,
(dollars in thousands)                                                     1996          1995
                                                                         ---------    ---------
Assets

   Cash and due from banks:

   Interest bearing deposits with banks                                  $     337    $     341
   Non-interest bearing deposits and cash                                    7,012        5,356
   Federal funds sold                                                          300        3,150
   Securities available for sale                                            56,859       61,679
   Loans                                                                   166,651      160,008
   Less-allowance for loan losses                                           (2,110)      (2,286)
                                                                         ---------    ---------
       Total net loans                                                     164,541      157,722
   Premises and equipment                                                    5,025        3,523
   Interest receivable                                                       1,642        1,703
   Other assets                                                              1,613        1,273
                                                                         ---------    ---------
     Total assets                                                        $ 237,329    $ 234,747
                                                                         ---------    ---------
                                                                         ---------    ---------


Liabilities
   Deposits:

     Non-interest bearing demand                                         $  19,142    $  17,369
     NOW                                                                    22,237       20,862
     Insured Money Fund                                                     25,651       25,902
     Savings                                                                20,652       21,577
     Time CD's less than $100,000                                          106,283      110,435
     Time CD's $100,000 and above                                           15,495       16,295
                                                                         ---------    ---------
       Total deposits                                                      209,460      212,440
   Short-term borrowings                                                     4,000            0
   Interest payable                                                            796          865
   Accrued expenses and other liabilities                                      367          410
                                                                         ---------    ---------
     Total liabilities                                                     214,623      213,715

Stockholders' Equity

   Series preferred stock, par value $2.50 per
     share; 1,000,000 shares authorized;
     0 shares issued and outstanding                                             0            0
   Common stock, par value $2.50 per share;
     10,000,000 shares authorized; 1,045,296 shares issued
     and outstanding for 1996, and 995,792 for 1995                          2,613        2,490
   Additional paid-in capital                                                6,556        5,194
   Retained earnings                                                        13,191       12,731
   Net unrealized gains on securities available for sale, net of taxes         346          617
                                                                         ---------    ---------
     Total stockholders' equity                                             22,706       21,032
     Total liabilities & stockholders' equity                            $ 237,329    $ 234,747
                                                                         ---------    ---------
                                                                         ---------    ---------

See accompanying notes.

Consolidated Statements of Income
--------------------------------------------------------------------------------
Codorus Valley Bancorp, Inc.



                                                                             Years ended December 31,
(dollars in thousands, except per share data)                              1996       1995        1994
                                                                         --------   --------    --------

Interest Income
   Interest and fees from loans                                          $ 14,447   $ 14,545    $ 12,629
   Interest from deposits with banks                                           21         13           6
   Interest from federal funds sold                                            92        168          96
   Interest and dividends from investment securities:

     Taxable interest income                                                3,660      3,278       3,023
     Tax-exempt interest income                                               252        291         254
     Dividend income                                                           51         51          45
                                                                         --------   --------    --------
       Total interest income                                               18,523     18,346      16,053

Interest Expense
   Interest on deposits:
     NOW                                                                      459        504         536
     Insured Money Fund                                                       762        800         921
     Savings                                                                  538        560         606
     Time CD's less than $100,000                                           6,051      6,012       4,404
     Time CD's $100,000 and above                                             859        843         469
                                                                         --------   --------    --------
       Total interest expense on deposits                                   8,669      8,719       6,936
   Interest on federal funds purchased and other short term borrowings         87          3           4
                                                                         --------   --------    --------
       Total interest expense                                               8,756      8,722       6,940
                                                                         --------   --------    --------
       Net interest income                                                  9,767      9,624       9,113
Provision for Loan Losses                                                     134        228       1,229
                                                                         --------   --------    --------
       Net interest income after provision for loan losses                  9,633      9,396       7,884

Non-interest Income
   Trust income                                                               321        311         291
   Service charges on deposit accounts                                        410        415         373
   Other service charges and fees                                             250        248         230
   Gain on sales of loans                                                       7          0           0
   Gain (loss) on sales of securities                                         102        (62)        (14)
                                                                         --------   --------    --------
       Total non-interest income                                            1,090        912         880
Non-interest Expense
   Salaries and benefits                                                    3,669      3,510       3,165
   Occupancy of premises                                                      426        428         431
   Furniture and equipment                                                    585        588         594
   FDIC deposit insurance                                                       2        232         436
   Professional and legal                                                     190        185         162
   Marketing and advertising                                                  235        206         220
   Acquired real estate, net                                                  195         64         145
   Other                                                                    1,453      1,346       1,169
                                                                         --------   --------    --------
       Total non-interest expense                                           6,755      6,559       6,322
                                                                         --------   --------    --------
       Income before income taxes                                           3,968      3,749       2,442
Provision for income taxes                                                  1,261      1,155         712
                                                                         --------   --------    --------
       Net income                                                        $  2,707   $  2,594    $  1,730
                                                                         --------   --------    --------
                                                                         --------   --------    --------
       Net income per common share                                       $   2.59   $   2.49    $   1.66
                                                                         --------   --------    --------
                                                                         --------   --------    --------


See accompanying notes.

                                           Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
                                                    Codorus Valley Bancorp, Inc.



                                                                             Years ended December 31,
(dollars in thousands)                                                     1996        1995       1994
                                                                         --------    --------    --------
Cash Flows From Operating Activities:

   Net Income                                                            $  2,707    $  2,594    $  1,730
   Adjustments to reconcile net income
    to net cash provided by operations:

     Depreciation                                                             431         369         363
     Provision for loan losses                                                134         228       1,229
     Provision for losses on assets acquired in foreclosure                   129          30          87
     Deferred federal income tax expense (benefit)                            138        (299)        236
     (Gain) loss on sales of securities                                      (102)         62          14
     Gain on sales of loans                                                    (7)          0           0
     Gain on sales of assets acquired in foreclosure                          (13)         (3)         (6)
     Decrease (increase) in interest receivable                                61         (64)        (86)
     (Increase) decrease in other assets                                     (250)        403        (274)
     (Decrease) increase in interest payable                                  (69)         13        (137)
     (Decrease) increase in other liabilities                                 (43)         33         173
     Other, net                                                               (27)         16          88
                                                                         --------    --------    --------
       Net cash provided by operating activities                            3,089       3,382       3,417

Cash Flows From Investing Activities:

   Proceeds from sales of securities available for sale                     8,481       2,345       2,481
   Proceeds from maturities and calls of securities available for sale     18,464      14,392      18,992
   Purchase of securities available for sale                              (22,537)    (22,602)    (21,325)
   Net increase in loans made to customers                                (15,238)    (10,380)    (11,727)
   Proceeds from loan sales                                                 7,718         626         596
   Purchases of premises and equipment                                     (1,933)       (591)       (455)
   Proceeds from sale of assets acquired in foreclosure                       500         224         459
                                                                         --------    --------    --------
       Net cash used in investing activities                               (4,545)    (15,986)    (10,979)

Cash Flows From Financing Activities:
   Net increase (decrease) in demand, NOW,
     insured money fund and savings deposits                                1,972      (1,686)     (1,497)
   Net (decrease) increase in time deposits                                (4,952)     17,230       5,668
   Increase in short-term borrowings                                        4,000           0           0
   Dividends paid                                                            (754)       (659)       (594)
   Proceeds from issuance of common stock                                       0           0           4
   Cash paid in lieu of fractional shares                                      (8)         (6)          0
   Payment to repurchase common stock                                           0        (270)          0
                                                                         --------    --------    --------
       Net cash provided by financing activities                              258      14,609       3,581
                                                                         --------    --------    --------
       Net (decrease) increase in cash and cash equivalents                (1,198)      2,005      (3,981)
       Cash and cash equivalents at beginning of year                       8,847       6,842      10,823
                                                                         --------    --------    --------
       Cash and cash equivalents at end of year                          $  7,649    $  8,847    $  6,842
                                                                         --------    --------    --------
                                                                         --------    --------    --------
Supplemental Disclosures:

   Interest payments                                                     $  8,738    $  8,709    $  7,073
   Income tax payments                                                   $  1,300    $  1,310    $    542

   See accompanying notes.


Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------
Codorus Valley Bancorp, Inc.


                                                                         Additional              Unrealized
                                                               Common     Paid-in     Retained   Gains and    Treasury     Total
(dollars in thousands)                                         Stock      Capital     Earnings    (Losses)     Stock       Equity
                                                              --------    --------    --------    --------    --------    --------

Balance, December 31, 1993                                    $  2,396    $  4,424    $ 10,796                            $ 17,616
   Adjustment to beginning balance for change in accounting
     method for net unrealized gain on securities available

     for sale, net of $465 income tax                                                                  902                     902
   Net income                                                                            1,730                               1,730
   Cash dividends                                                                         (594)                               (594)
   Common stock issued under dividend reinvestment plan                          4                                               4
   Change in unrealized gains (losses) on securities,
     net of $920 income tax benefit                                                                 (1,786)                 (1,786)
                                                              --------    --------    --------    --------    --------    --------

Balance, December 31, 1994                                       2,396       4,428      11,932        (884)                 17,872
   Net income                                                                            2,594                               2,594
   Cash dividends                                                                         (659)                               (659)
   Acquisition of treasury stock                                                                                  (270)       (270)
   5% stock dividend - 47,161 shares at fair value
     (includes 9,994 shares from treasury stock)                    94         766      (1,136)                    270          (6)
   Change in unrealized gains (losses) on securities,
     net of $773 income tax                                                                          1,501                   1,501
                                                              --------    --------    --------    --------    --------    --------

Balance, December 31, 1995                                       2,490       5,194      12,731         617           0      21,032
   Net income                                                                            2,707                               2,707
   Cash dividends                                                                         (754)                               (754)
   5% stock dividend - 49,503 shares at fair value                 123       1,362      (1,493)                                 (8)
   Change in unrealized gains (losses) on securities,
     net of $140 income tax benefit                                                                   (271)                   (271)
                                                              --------    --------    --------    --------    --------    --------

Balance, December 31, 1996                                    $  2,613    $  6,556    $ 13,191    $    346    $      0    $ 22,706
                                                              --------    --------    --------    --------    --------    --------

See accompanying notes.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


December 31, 1996

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

   The accounting and reporting policies of Codorus Valley Bancorp, Inc. and subsidiaries (the "Corporation") conform with generally accepted accounting principles (GAAP) and prevailing practices of the banking industry.

Principles of Consolidation

   The consolidated financial statements include the accounts of Codorus Valley Bancorp, Inc. and its wholly owned bank subsidiary, PEOPLESBANK, and its wholly owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation.

Securities Available for Sale

   Effective January 1, 1994, the total investment securities portfolio, with a carrying value of $55,424,000 was classified as available for sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires that securities available for sale be recorded at fair value, and any unrealized gains and losses, net of taxes, be reflected as a separate line item in the stockholders' equity section of the balance sheet. As a result of the classification to available for sale, an after-tax gain of $902,000 was carried as a component of stockholders' equity, representing the unrealized gain in securities available for sale at adoption. During 1994, the fair value of these securities declined, resulting in an after-tax unrealized loss of $884,000 at December 31, 1994. During 1995 and 1996, the Corporation recorded an after-tax unrealized gain (loss) of $1,501,000 and ($271,000), respectively. The net after-tax unrealized gain recorded as a component of stockholders' equity since the adoption of Statement No. 115 was $346,000 as of December 31, 1996.

   Realized gains and losses from the sale of securities are computed on the basis of specific identification of the adjusted cost of each security, and shown net as a separate line item in the statement of income.

Loans

   Interest on loans is credited to income based upon the principal amount outstanding. Loan fees are generally considered to be adjustments of interest rate yields and are amortized to interest income over the terms of the related loans. The accrual of interest income is discontinued, and unpaid interest on a loan is reversed and charged against current income, when circumstances indicate that collection is doubtful. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

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

   On January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. The Statement requires that loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than its recorded investment, the Corporation recognizes an impairment by adjusting a valuation allowance. Statement No. 114 does not apply to large groups of homogeneous loans such as consumer installment, and bank credit card loans, which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the Statement. At December 31, 1996 and 1995, impaired loans consisted solely of non-accrual, collateral dependent loans.

   Loans are charged-off when there is permanent impairment of the related recorded investment. The cash method of recognizing interest income was used for impaired loans for all reported periods as is consistent with the Corporation's non-accrual policy.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Premises and Equipment

   Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method. The depreciation methods are designed to allocate the cost of the assets over their estimated useful lives. Estimated useful lives are ten to forty years for buildings and improvements, and three to ten years for furniture and equipment. Maintenance and repairs are charged to expense as incurred. The cost of significant improvements to existing assets is capitalized. When facilities are retired or otherwise disposed of, the cost is removed from the asset accounts and any gain or loss is reflected in the statement of income.

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

Trust Assets and Income

   Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of the Bank. Trust income is reported on a cash basis, which is not materially different from the accrual basis.

Income Taxes

   The Corporation and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated based on their respective earnings to total earnings.

   The Corporation accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then subject to the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   Statement No. 109 requires the recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement and income tax basis of assets and liabilities. In order to realize the deferred tax asset, the Corporation considered a number of factors, including its recent earnings history and its expectation of future earnings. Based on these factors the Corporation has concluded that it is more likely than not the deferred tax asset will be realized. Accordingly, a deferred tax asset valuation allowance was not established as of December 31, 1996. On a quarterly basis, the Corporation will assess whether a valuation allowance for the deferred tax asset account will be required.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income and Dividends Per Common Share

   Net income and dividends per common share are computed by dividing net income and dividends by the weighted average number of shares of common stock outstanding, adjusted for stock dividends. The weighted average number of shares of common stock outstanding was 1,045,295 for 1996, 1,041,044 for 1995, and 1,045,226 for 1994.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Statement of Cash Flows

   For purposes of reporting cash flows, cash and cash equivalents include: cash and due from banks, and federal funds sold. Non-cash financing transactions for the years ended December 31, 1996, 1995 and 1994 consisted of certificates of deposit which matured and were renewed for new terms. These transactions amounted to approximately $27,487,000 for 1996, $40,132,000 for 1995 and $21,470,000 for 1994. Non-cash investing transactions for the years ended December 31, 1996, 1995 and 1994 consisted of the transfer of loans to assets acquired in satisfaction of debt. These transfers amounted to approximately $705,000 for 1996, $291,000 for 1995 and $189,000 for 1994.

Fair Value of Financial Instruments

   The following methods and assumptions were used by the Corporation in estimating its fair value disclosures (see Note 17) for financial instruments.

     Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximates their fair value at the reporting date.

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

     Time deposits: The carrying value of time certificates of deposit (CD's) less than $100,000 with an original term of six months or less and variable rate CD's of less than $100,000 is assumed to approximate market value. The fair value of all other CD's is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

     Short-term borrowings: The carrying amount reported in the balance sheet approximates their fair value at the reporting date due to the short duration of these instruments.

     Off-balance sheet instruments: The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. Generally, fees charged on standby letters of credit and selected commitments to extend credit, principally for commercial loans, outstanding at December 31, 1996 are not considered material.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 2-CURRENT ACCOUNTING DEVELOPMENTS

   In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, and stock appreciation rights. The new rule is based on a fair value accounting method which measures compensation cost at the grant date and recognizes it over the service period, which is usually the vesting period. The Statement also allows companies to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The new rule requires certain disclosures regardless of which method companies use to account for stock-based employee compensation arrangements. Statement No. 123 is effective for fiscal years beginning after December 15, 1995. The Corporation has elected to follow Accounting Principles Board Bulletin No. 25 and related interpretations in accounting for its employee stock options.

   Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 121 addresses the accounting for the impairment (i.e., the carrying amount of the assets might not be recoverable) of long-lived assets, such as property, plant and equipment, identifiable intangibles including patents and trademarks, and goodwill related to those assets. It specifies when assets should be reviewed for impairment, how to determine if an asset is impaired, how to measure an impairment loss, and what disclosures are necessary in the financial statements. The Statement also requires that long-lived assets and identifiable intangibles (except for assets of a discontinued operation) held for disposal be accounted for at the lower of cost or fair value less cost to sell. Adoption of this Statement did not affect the assets, earnings or capital of the Corporation.

   Effective January 1, 1996, the Corporation also adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65." Statement No. 122 requires that mortgage banking enterprises recognize a separate asset for mortgage servicing rights, regardless of how they were acquired. If the mortgage banking enterprise sells or securitizes mortgage loans and retains the mortgage servicing rights, the total cost of the mortgage loans is to be allocated to the loan and the servicing rights based on their relative fair values if it is practical to estimate those values. The Statement also specifies how mortgage servicing rights and excess servicing rights should be evaluated for impairment. In June 1996, Statement No. 122 was superseded by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" as described more fully below. Adoption of Statement No. 122 did not materially affect the assets, earnings or capital of the Corporation.

   On June 30, 1996, the FASB issued Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights," and amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." This Statement provides accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a "financial-components approach" that focuses on control. Under this approach, when an entity transfers financial assets, it recognizes the financial and servicing asset it controls and liabilities it has incurred, and derecognizes liabilities when extinguished. The Statement is effective for specified transactions occurring after December 31, 1996. On October 31, 1996, the FASB issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," which defers until January 1, 1998, the effective date of paragraphs 9-12 of Statement No. 125 for repurchase agreements, securities lending, dollar roll and similar transactions and the effective date of paragraph 15 for all transactions. Statement No. 125 must be applied prospectively. Adoption of this Statement did not, and is not expected to, have a material impact on the assets, earnings or capital of the Corporation.

NOTE 3-RESTRICTIONS ON CASH AND DUE FROM BANKS

   Cash balances reserved to meet regulatory requirements of the Federal Reserve Board and balances maintained at other banks for compensating balance requirements amounted to $1,308,000 at December 31, 1996 and $1,196,000 at December 31, 1995.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 4-SECURITIES

The amortized cost and estimated market values of investments in debt and equity securities, classified as available for sale, as of December 31, 1996 and 1995 follows:

                                                   Gross       Gross
   (dollars in thousands)             Amortized  Unrealized  Unrealized   Fair
                                        Cost       Gains       Losses     Value
                                       -------    -------     -------    -------
      1996
   Debt Securities
   U.S. Treasuries                     $22,076    $    99     $   (46)   $22,129
   U.S. Agencies                        22,030        281         (48)    22,263
   States and political subdivisions     4,225        136          (1)     4,360
   Mortgage-backed securities            6,927         75         (11)     6,991
                                       -------    -------     -------    -------
     Total debt securities              55,258        591        (106)    55,743
Equity Securities                        1,075         41           0      1,116
                                       -------    -------     -------    -------
     Total securities                  $56,333    $   632     $  (106)   $56,859
                                       -------    -------     -------    -------
                                       -------    -------     -------    -------
     1995
Debt Securities
   U.S. Treasuries                     $22,599    $   249     $   (64)   $22,784
   U.S. Agencies                        23,078        443         (30)    23,491
   States and political subdivisions     5,159        169          (4)     5,324
   Mortgage-backed securities            9,071        152          (9)     9,214
                                       -------    -------     -------    -------
     Total debt securities              59,907      1,013        (107)    60,813
Equity Securities                          838         28           0        866
                                       -------    -------     -------    -------
     Total securities                  $60,745    $ 1,041     $  (107)   $61,679
                                       -------    -------     -------    -------
                                       -------    -------     -------    -------


The amortized cost and estimated fair value of debt securities as of December 31, 1996, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity categories based on average expected life. Actual maturities may differ from contractual maturities if put/call options on selected debt issues are exercised in the future.

                                                     December 31, 1996
                                                     -----------------
                                                    Amortized    Fair
   (dollars in thousands)                             Cost       Value
                                                    ---------   -------
   Due in one year or less                          $16,806     $16,794
   Due after one year through five years             34,239      34,479
   Due after five years through ten years             4,213       4,470
   Due after ten years                                    0           0
                                                    -------     -------
        Total debt securities                       $55,258     $55,743
                                                    -------     -------
                                                    -------     -------


Securities with an amortized cost of $18,624,000 on December 31, 1996 and $16,284,000 on December 31, 1995 were pledged to secure public deposits and for other purposes.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 5-LOANS

The composition of the loan portfolio at December 31, is as follows:

   (dollars in thousands)                               1996           1995
                                                     ---------      ---------
   Commercial, industrial and agricultural           $  91,744      $  81,119
   Real estate-- construction and land development      15,449         19,817
                                                     ---------      ---------
      Total commercial related loans                   107,193        100,936
   Real estate-- residential mortgages                  35,444         36,286
   Installment                                          24,014         22,786
                                                     ---------      ---------
      Total consumer related loans                      59,458         59,072
                                                     ---------      ---------
      Total loans                                     $166,651       $160,008
                                                     ---------      ---------
                                                     ---------      ---------

    Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region, or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in southern York County, Pennsylvania. Although this may pose a concentration risk geographically, it is believed the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year end 1996, approximately $25.2 million or 15% of total loans were concentrated in the commercial facility leasing industry, and approximately $15.4 million or 9% of total loans were concentrated in the real estate development industry. Loans to borrowers within these industries are usually collateralized by real estate.

   The aggregate amount of loans to directors, executive officers, principal shareholders and any associates of such persons was $3,197,000 and $3,351,000 for the years ended 1996 and 1995, respectively. During 1996, total new loan additions amounted to $1,070,000 and total payments collected amounted to $1,224,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year end 1996, all loans to this group were current and performing in accordance with original contractual terms.

   The Corporation originates and classifies loans as long term investments; accordingly, the cost method of accounting is used. Periodically, a portion of fixed rate residential mortgage loans are sold, without recourse, as a means of managing interest rate risk. A determination is made as to whether any loans are held-for-sale at reporting periods. Generally, the Corporation retains servicing rights, which currently are immaterial, on the loans it sells. The volume of loans serviced by the Corporation for others was $15,721,000 at December 31, 1996; $10,850,000 at December 31, 1995 and $12,444,000 at December 31, 1994.

NOTE 6-IMPAIRED AND PAST DUE LOANS

Impaired and past due loans as of December 31, were as follows:


   (dollars in thousands)                                                    1996      1995       1994
                                                                            ------    ------     ------
   Impaired loans                                                           $2,063    $3,583     $1,766
   Loans past due 90 days or more and still accruing interest                  524     1,755        522

   Amount of impaired loans that have a related allowance                   $2,063    $3,583     $1,766
   Amount of impaired loans with no related allowance                            0         0          0
   Allowance for impaired loans                                                371       485        299

   Average investment in impaired loans                                     $3,259    $2,730     $  983
   Interest income recognized on impaired loans (all cash-basis method)         18       120         23

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 7-ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

   (dollars in thousands)                     1996        1995        1994
                                             ------      ------     ------
   Balance-- beginning of year               $2,286      $2,249     $2,000
   Provision charged to operating expense       134         228      1,229
   Loans charged off                           (387)       (342)    (1,279)
   Recoveries                                    77         151        299
                                             ------      ------     ------
   Balance-- end of year                     $2,110      $2,286     $2,249
                                             ------      ------     ------
                                             ------      ------     ------


NOTE 8-ASSETS ACQUIRED IN FORECLOSURE

Foreclosed assets, net of reserve, amounted to $780,000, $695,000, and $670,000 at December 31, 1996, 1995 and 1994, respectively. The net expenses associated with these assets were approximately $195,000 for 1996; $64,000 for 1995; and $145,000 for 1994.

Changes in the allowance for assets acquired in foreclosure, for each of the three years ended December 31, were as follows:


   (dollars in thousands)                                  1996     1995     1994
                                                           -----    -----    -----
   Balance-- beginning of year                             $  23    $  10    $   0
   Provision charged to operating expense                    129       30       87
   Write-downs to fair value and losses incurred on sales    (44)     (27)     (77)
   Recoveries                                                  0       10        0
                                                           -----    -----    -----
   Balance-- end of year                                   $ 108    $  23    $  10
                                                           -----    -----    -----
                                                           -----    -----    -----

NOTE 9-PREMISES AND EQUIPMENT

The following is a summary of the premises and equipment accounts at December 31,

   (dollars in thousands)                              1996         1995
                                                      -------      ------
   Land                                               $   724      $  715
   Buildings and improvements                           4,216       3,341
   Equipment                                            3,500       2,473
                                                      -------      ------
                                                        8,440       6,529

   Less-accumulated depreciation                       (3,415)    (3,006)
                                                      -------      ------
   Net premises and equipment                          $5,025      $3,523
                                                      -------      ------
                                                      -------      ------


   At December 31, 1996, the Corporation was committed to complete the Codorus Valley Corporate Center Project and the East York Banking Office Project. The estimated remaining capital expenditures, under contract and planned, for these projects was approximately $4,147,000 and $783,000, respectively.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 10-EMPLOYEE BENEFITS PLANS

Defined Benefit Plan:

   The Corporation has a noncontributory defined benefit plan covering substantially all of its employees. Benefits under the plan are based on years of service, age at retirement and the employees' average annual compensation over the most recent ten years. The Corporation's funding policy is to annually contribute amounts not to exceed the maximum amount deductible for federal income tax purposes, to an irrevocable trust. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31,

   (dollars in thousands)                                                                            1996        1995
                                                                                                     ----        ----
   Actuarial present value of benefit obligations:
      Accumulated benefit obligation, including vested
      benefits of $1,018 in 1996 and $959 in 1995                                                   $1,109     $ 1,018
                                                                                                    ------     -------
                                                                                                    ------     -------
      Projected benefit obligation for service rendered to date                                     (1,852)    (1,660)
      Plan assets at fair value                                                                      2,395       2,165
                                                                                                    ------     -------
      Plan assets in excess of projected benefit obligation                                            543         505
      Prior service cost                                                                                 3           3
      Unrecognized net gain from past experience different
          from that assumed                                                                           (380)       (265)
      Unrecognized net transition asset                                                               (219)       (236)
                                                                                                    ------     -------
          (Accrued) prepaid pension cost included in other (liabilities) assets                     $  (53)    $     7
                                                                                                    ------     -------
                                                                                                    ------     -------

Net periodic pension cost for years ended December 31, included the following components:

      (dollars in thousands)                                                            1996       1995        1994
                                                                                       ------     -----       -----
      Service cost benefits earned during the period                                   $  131     $  86       $ 111
      Interest cost on projected benefit obligation                                       120        97          96
      Actual return on plan assets                                                       (291)     (463)         63
      Net amortization and deferral                                                       100       279        (237)
                                                                                       ------     -----       -----
          Net periodic pension cost (income)                                           $   60     $  (1)      $  33
                                                                                       ------     -----       -----
                                                                                       ------     -----       -----

   In determining the projected benefit obligation, the weighted average assumed discount rate used was 7.25 percent at December 31, 1996 and 7 percent at December 31, 1995, while the rate of increase in future salary levels was 5 percent at December 31, 1996 and 1995. The expected long-term rate of return on assets, used in determining net periodic pension cost, was 9 percent for 1996, 1995 and 1994.

   Plan assets consist primarily of investments in the Lexicon Funds managed by First Union National Bank. During 1996, plan assets were equally divided between a capital appreciation equity fund and a fixed income fund.

   On January 20, 1997, the Board of Directors announced that all plan benefit accruals will be suspended as of February 28, 1997, and that the plan will be terminated effective April 30, 1997. This action is being taken because it was determined that the costs associated with the plan exceed the eventual benefit to employees, and that there are more beneficial plan alternatives available. Upon plan termination excess assets will be distributed to employees in the form of cash or deposited to another retirement plan. Retirees will receive an irrevocable annuity. The plan administrator believes that assets of the plan will be adequate to fund all benefit liabilities. Management currently believes that the impact of the pension curtailment and subsequent termination will not have a material impact on the Corporation during 1997.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 10-EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Contribution Plan:

   The Corporation maintains an employee 401(k) savings and investment plan, covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. The Corporation matches a percentage of the employee contributions. In 1996 and 1995 the Corporation matched 50% of the first 6% of the employee's contribution. The Corporation's expense for the 401(k) deferred contribution plan was $44,000 for 1996, $44,000 for 1995, and $42,000 for 1994.

NOTE 11-SHORT-TERM BORROWINGS

   The schedule below provides a three year summary of short-term borrowings comprised of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh ("FHLBP"). At December 31, 1996, total credit available from the FHLBP, for both short and long term credit needs, was approximately $64 million, which is based on, and collateralized by, the Bank's investment securities portfolio. Interest is calculated daily based on the federal funds rate or the open repo market depending on the borrowing program. At December 31, 1996, total unused credit with the FHLBP was approximately $60 million.

A summary of aggregate short-term borrowings is as follows for the three years ended December 31,


   (dollars in thousands)                                    1996       1995       1994
                                                             ----       ----       ----
   Amount outstanding at end of year                        $4,000         $0        $0
   Weighted average interest rate at end of year              6.75%      0.00%     0.00%
   Maximum amount outstanding at any month-end              $5,500       $500      $900
   Daily average amount outstanding                         $1,540        $65       $85
   Approximate weighted average interest rate for the year    5.61%      5.71%     4.76%

NOTE 12-RESTRICTIONS OF PAYMENT OF DIVIDENDS

   Payment of dividends to the Corporation by the Bank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, the Bank's Additional Paid-In Capital (Surplus) account balance of $4,424,000, was restricted as of December 31, 1996.

NOTE 13-STOCKHOLDERS' EQUITY

   The Corporation declared a five percent stock dividend in April 1996 which was paid on June 13, 1996. The stock dividend resulted in the issuance of 49,503 common shares. In January of 1995, the Corporation acquired 10,000 shares of its common stock which was subsequently reissued as part of a five percent stock dividend declared in April 1995. The five percent stock dividend declared in April 1995 was paid on June 8, 1995 and resulted in the issuance of 47,161 common shares. All per share amounts were retroactively adjusted for stock dividends.

   The Corporation maintains a Dividend Reinvestment and Stock Purchase Plan ("Plan"). Shareholders of common stock may participate in the Plan, which provides that additional shares of common stock may be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, the Corporation has reserved 55,125 shares of common stock to be issued under the Plan. The number of shares available for issuance under the Plan are adjusted for stock dividends and stock splits. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 13-STOCKHOLDERS' EQUITY (CONTINUED)

   A 1996 Stock Incentive Plan, administered by an independent committee of the Corporation's Board of Directors, was approved by the shareholders at the annual meeting held on May 21, 1996. Under the plan, 50,000 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. In accordance with the terms of the plan, the option exercise price for Qualified Options cannot be less than the fair market value of the stock on the date granted. For Non-Qualified Options, the option exercise price shall be determined by the Committee and cannot be less than the par value of the stock on the date granted. Options granted cannot be exercised before six months and expire in ten years. As of December 31, 1996, 6,000 qualified stock options were granted, as depicted in the schedule below. None of the stock options were exercisable at year end 1996. The effect of applying Statement No. 123's fair value method to the Corporation's stock-based awards results in proforma net income and earnings per share that are not materially different from amounts reported.

                                         Shares          Option Price
                                      Under Option      Range per share
                                      ------------      ---------------
   Balance, May 21, 1996                     0                 0
   Granted                               6,000         $28.50 - $29.125
   Exercised                                 0                 0
                                      ------------      ---------------
   Balance, December 31, 1996            6,000         $28.50 - $29.125

   Stockholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. There are currently three federal regulatory definitions of capital adequacy that take the form of minimum ratios. As of December 31, 1996, the Corporation is in compliance with all capital adequacy requirements. The following table discloses capital adequacy requirements and the Corporation's corresponding ratios as of December 31, 1996 and 1995.

   (dollars in thousands)                 1996               1995
                                        -------            -------
   Tier I risk-based capital            $22,354            $20,415
   Tier II risk-based capital             2,053              1,911
                                        -------            -------
       Total risk-based capital         $24,407            $22,326
                                        -------            -------
                                        -------            -------

   Ratios:
   Tier I risk-based capital              13.61%             13.35%
   Federal minimum required                4.00               4.00

   Total risk-based capital ratio         14.86%             14.60%
   Federal minimum required                8.00               8.00

   Leverage ratio                          9.45%              8.98%
   Federal minimum required                4.00               4.00

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 14-INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1996 and December 31, 1995 are as follows:

   (dollars in thousands)                           1996       1995
                                                    ----       ----
   Deferred tax assets

       Loan loss                                    $559       $618
       Deferred loan fees                            105        210
                                                    ----       ----

       Total deferred tax assets                     664        828
                                                    ----       ----

   Deferred tax liabilities

       Depreciation                                  188        182
       Net unrealized losses on loans                 38         19
       Net unrealized gains on securities
           available for sale                        178        318
       Other                                          39         88
                                                    ----       ----

       Total deferred tax liabilities                443        607
                                                    ----       ----

       Net deferred tax assets                      $221       $221
                                                    ----       ----
                                                    ----       ----

Analysis of federal income taxes reflected in the income statements is as follows:

   (dollars in thousands)                1996       1995      1994
                                        ------    ------      ----
   Current tax provision                $1,123    $1,454      $476
   Deferred tax provision                  138      (299)      236
                                        ------    ------      ----

   Total tax provision                  $1,261    $1,155      $712
                                        ------    ------      ----
                                        ------    ------      ----

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

   (dollars in thousands)                         1996        1995       1994
                                                 ------      ------     ------
   Income before income taxes                    $3,968      $3,749     $2,442
                                                 ------      ------     ------
                                                 ------      ------     ------

   Computed tax at 34%                           $1,349      $1,275    $   830
   Increase (reduction) in taxes resulting from:
       Tax exempt interest income                  (106)       (141)       (132)
       Interest expense disallowance                 13          18         14
       Other -- net                                   5           3          0
                                                 ------      ------     ------
   Provision for income taxes                    $1,261      $1,155    $   712
                                                 ------      ------     ------
                                                 ------      ------     ------

The provision for income taxes includes $35,000, ($21,000), and ($5,000) in 1996, 1995, and 1994 of applicable income tax expense (benefit) related to investment security gains (losses) of $102,000, ($62,000), and ($14,000), respectively.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

   To varying degrees, these instruments contain elements of credit and market risk similar to those on-balance sheet financial instruments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, off-balance sheet instruments have fixed expiration dates or termination clauses, at specific rates and for specific purposes. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Off-balance sheet instruments do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions. As of December 31, 1996, outstanding commitments to extend credit were comprised of approximately $14,202,000 in variable rate instruments, and $10,626,000 of fixed rate instruments with rates varying from 7.00% to 10.50%. Standby letters of credit were comprised of approximately $2,501,000 in variable rate instruments, and $876,000 of fixed rate instruments with rates ranging from 7.75% to 9.00%.

The following is a summary of significant commitments:

                                                                December 31,
   (dollars in thousands)                                      1996       1995
                                                             -------    -------
   Commitments to extend credit                              $24,827    $28,152
   Standby letters of credit                                   3,337      1,608

NOTE 16-CONTINGENT LIABILITIES

   Various legal actions or proceedings, arising in the ordinary course of business, are pending involving the Corporation or its subsidiaries. In the opinion of management, these matters are without merit or will not have a material impact on the Corporation's liquidity, capital resources, and results of operations.

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

   An analysis of financial instruments is as follows:

                                     December 31, 1996       December 31, 1995
                                  ---------------------    --------------------
                                   Carrying      Fair      Carrying     Fair
 (dollars in thousands)             Amount       Value      Amount      Value
                                  ---------    --------   ---------   ---------
 Financial assets:
 Cash and due from banks           $  7,349    $  7,349   $  5,697    $  5,697
 Federal funds sold                     300         300      3,150       3,150
 Securities                          56,859      56,859     61,679      61,679
 Loans                              166,651     163,456    160,008     160,039
 Less: allowance for loan losses     (2,110)     (2,110)    (2,286)     (2,286)
 Interest receivable                  1,642       1,642      1,703       1,703
                                   --------    --------   --------    --------
    Total financial assets         $230,691    $227,496   $229,951    $229,982
                                   --------    --------   --------    --------
                                   --------    --------   --------    --------

 Financial liabilities:
 Demand and savings deposits       $ 87,682    $ 87,682   $ 85,710    $ 85,710
 Time deposits                      121,778     122,328    126,730     127,836
 Short-term borrowings                4,000       4,000          0           0
 Interest payable                       796         796        865        865
                                   --------    --------   --------    --------
    Total financial liabilities    $214,256    $214,806   $213,305    $214,411
                                   --------    --------   --------    --------
                                   --------    --------   --------    --------

The methods and assumptions used to estimate fair value can be found in the "Fair Value of Financial Instruments" section of Note 1 to the Financial Statements.

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 18-CONDENSED FINANCIAL INFORMATION -- PARENT COMPANY ONLY

Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                                          December 31,
(dollars in thousands)                                  1996        1995
                                                      -------     -------
Assets

   Cash and due from banks                            $   127     $   130
   Investment in subsidiaries:
     Peoples Bank of Glen Rock                         21,037      20,274
     SYC Realty Company                                    33          33
   Premises and equipment                               1,410         513
   Other assets                                           108          84
                                                      -------     -------
     Total assets                                     $22,715     $21,034
                                                      -------     -------
                                                      -------     -------

Liabilities -- Miscellaneous                          $     9     $     2

Stockholders' Equity
   Series preferred stock                                   0           0
   Common stock                                         2,613       2,490
   Additional paid-in capital                           6,556       5,194
   Retained earnings                                   13,191      12,731
   Net unrealized gains on securities available
     for sale, net of taxes                               346         617
                                                      -------     -------
     Total stockholders' equity                        22,706      21,032
     Total liabilities & stockholders' equity         $22,715     $21,034
                                                      -------     -------
                                                      -------     -------



Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                     Years ended December 31,
(dollars in thousands)                              1996        1995        1994
                                                   ------      ------     ------
Income

   Dividends from Peoples Bank of Glen Rock        $1,746      $1,431     $  594
   Miscellaneous income                                28          32         22
                                                   ------      ------     ------
     Total income                                   1,774       1,463        616

Expenses -- Other operating expenses                  136          84         67
                                                   ------      ------     ------

     Income before applicable income tax
     benefit and undistributed earnings of
     subsidiaries                                   1,638       1,379        549
Applicable income tax benefit                          36          17         15
                                                   ------      ------     ------
     Income before undistributed earnings of
       subsidiaries                                 1,674       1,396        564
Undistributed earnings of subsidiaries:
   Peoples Bank of Glen Rock                        1,033       1,198      1,166
   SYC Realty Company                                   0           0          0
                                                   ------      ------     ------
     Net income                                    $2,707      $2,594     $1,730
                                                   ------      ------     ------
                                                   ------      ------     ------

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 18-CONDENSED FINANCIAL INFORMATION -- PARENT COMPANY ONLY (CONTINUED)

Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                   Years ended December 31,
(dollars in thousands)                                            1996        1995        1994
                                                                 -----       ------      ------
Cash Flows From Operating Activities:
   Net income                                                    $2,707      $2,594      $1,730
   Adjustments to reconcile net income to net cash
    provided by operations:
     Depreciation                                                     9           9           9
     Undistributed earnings of subsidiaries                      (1,033)     (1,198)     (1,166)
     Other, net                                                     (13)        (50)        (10)
                                                                 ------      ------      ------
       Net cash provided by operating activities                  1,670       1,355         563

Cash Flows From Investing Activities:
   Purchase of available for sale securities                         (5)         (1)          0
   Payments for investment in subsidiary                              0         (33)          0
   Purchases of premises and equipment                             (906)       (344)          0
                                                                 ------      ------      ------
       Net cash used for investing activities                      (911)       (378)          0

Cash Flows Used For Financing Activities:
   Dividends paid                                                  (754)       (659)       (594)
   Cash in lieu of fractional shares                                 (8)         (6)          0
   Payment to repurchase common stock                                 0        (270)          0
   Proceeds from issuance of common stock                             0           0           4
                                                                 ------      ------      ------
       Net cash used for financing activities                      (762)       (935)       (590)
                                                                 ------      ------      ------
       Net (decrease) increase in cash and cash equivalents          (3)         42         (27)
       Cash and cash equivalents at beginning of year               130          88         115
                                                                 ------      ------      ------
       Cash and cash equivalents at end of year                  $  127      $  130      $   88
                                                                 ------      ------      ------
                                                                 ------      ------      ------

                            Management's Discussion and Analysis of Consolidated
                                   Financial Condition and Results of Operations
--------------------------------------------------------------------------------

   The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for Codorus Valley Bancorp, Inc., a bank holding company (the Corporation), and its wholly-owned subsidiary; PEOPLESBANK, A Codorus Valley Company (the Bank), formerly Peoples Bank of Glen Rock. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. Current performance does not guarantee, assure, or may not be indicative of similar performance in the future.

   In addition to historical information, this Annual Report to Shareholders contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Important factors that might cause such a difference include, but are not limited to, those discussed in this "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" section. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Corporation files periodically with the Securities and Exchange Commission.

OVERVIEW
--------------------------------------------------------------------------------

   The national economy continued to expand in 1996 for the sixth consecutive year, one of the longest expansions on record. In 1996, the stock market was propelled to record heights by the same factors as in 1995: low inflation, low interest rates, strong corporate profits and a continuous flow of money into stock market mutual funds. While most economic news was positive, national concern increased over a rising level of consumer debt.

   Market interest rates, based on the U.S. treasury yield curve, fluctuated throughout 1996 in response to published economic statistics. Both ends of the yield curve moved in tandem and ended the year higher than where they began. In the fourth quarter of 1996 rates began to decline moderately in response to favorable inflation reports. The 30 year treasury bond was less than 7% throughout most of the year and the NY Prime Rate was 8.25% since February 1996. Comparatively, market interest rates peaked in January 1995 and began a steady descent throughout the remainder of that year. This was in sharp contrast to the rapid rise in rates which characterized 1994.

   Based on information provided by the FDIC for the first three quarters of 1996, the commercial banking industry appears to be headed toward achieving record profits for the fifth consecutive year. The growth in commercial bank earnings is attributable to several factors, such as: greater loan volumes, lower FDIC deposit insurance costs, higher noninterest income, and improved asset quality, with the notable exception of credit card loans. It is anticipated that improved earnings and asset quality will raise the level of industry capital to a record high for 1996. Mergers and acquisitions within the industry continue to be a primary strategy for many institutions to improve profitability and increase market share.

   In 1996, the Board of Directors began implementing a series of initiatives, in accordance with the Corporation's long-range Strategic Plan, designed to position the Corporation for the twenty-first century. Construction is well underway on the new corporate headquarters, to be known as Codorus Valley Corporate Center. Occupancy is scheduled in the third quarter of 1997. The Corporation has applied for quotation of its common stock with the NASDAQ national market system in an effort to improve liquidity and stockholder value. During 1996, PEOPLESBANK installed state-of-the-art computer systems, both in the Bank and for the Trust and Investment Services Division, to provide the capacity and flexibility needed to better support present and future clients. Recently, the Bank announced the acquisition of its eighth location, an existing banking office located in East York, PA. Finally, to reflect the diverse communities served and to support continued expansion, the Bank recently changed its name from Peoples Bank of Glen Rock to PEOPLESBANK, A Codorus Valley Company. The many strategic initiatives that began in 1996 reflect a temporary, inward focus on enhancing the corporate infrastructure. This is deemed necessary to improve the organization's ability to compete and create value for its clients. The reader should be mindful of the aforementioned strategic initiatives, and future strategies, relative to their impact on the financial results of the Corporation for 1996 and beyond.

   The Corporation earned $2,707,000 or $2.59 per share for 1996, compared to $2,594,000 or $2.49 per share for 1995, and $1,730,000 or $1.66 per share for
1994. Earnings per share amounts were retroactively adjusted for stock dividends. The $113,000 or 4.4% increase in net income for 1996 vs. 1995 was due primarily to a larger volume of average earning assets, a reduction in FDIC deposit insurance expense, and gains from the sale of investment securities. The $864,000 or 50% increase in net income for 1995 vs. 1994 was due to a smaller loan loss provision, improved yields on a larger volume of earning assets, and a reduction in FDIC deposit insurance expense. The higher than normal loan loss provision in 1994 reflected $1.1 million of loan charge-offs directly attributable to a former Bank officer. The former officer was recently convicted of fraud and sentenced to prison by federal authorities.

   Annual cash dividends per share were $.721, $.633 and $.567 for 1996, 1995 and 1994, respectively. Additionally, a 5% stock dividend was paid in 1996 and 1995. Book value per common share was $21.72, $20.12 and $17.10 for years ended 1996, 1995 and 1994, respectively. Per share amounts were retroactively adjusted for stock dividends.

   Net income as a percentage of average stockholders' equity, or return on equity (ROE), was 12.4% for 1996, compared to 13.3% for 1995, and 9.5% for 1994. Net income as a percentage of total

                            Management's Discussion and Analysis of Consolidated
                                   Financial Condition and Results of Operations
--------------------------------------------------------------------------------

average assets, or return on assets (ROA), was 1.14% for 1996 and 1995, and 0.81% for 1994. Reductions in ROE and ROA for 1994 reflected the impact of an unusually large loan loss in the second quarter of that year.

   At December 31, 1996, nonperforming assets as a percentage of total loans and net assets acquired in foreclosure was approximately 1.70%, compared to 2.66% and 1.61% for years ended 1995 and 1994, respectively. Information regarding nonperforming assets is provided in the Credit Risk and Loan Quality Section of this Report, including Table 7.

   Throughout 1996, a capital level well above regulatory requirements was maintained. Currently there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 10 depicts that the Corporation exceeds all current federal minimum regulatory standards.

   The allowance (reserve) for possible loan losses as a percentage of total loans was 1.27% at December 31, 1996, compared to 1.43% at December 31, 1995, and 1.49% at December 31, 1994. Based on a recent evaluation of potential loan losses and the current loan portfolio, management believes that the allowance is adequate to support any reasonably foreseeable level of losses that may arise.

   In the period ahead, minimal inflation and declining federal government budget deficits seem to indicate further declines in U.S. interest rates. This presumption has positive lending, but negative funding implications for the financial services industry. In addition to locating cost effective funding sources, the industry will be challenged by how to satisfy changing customer preferences and lifestyles through advances in communication and computer technologies. To successfully meet these challenges, the collective focus of the Board of Directors and management will continue to be on customer needs and preferences, service quality and convenience, asset quality, and capital adequacy. We believe this focus will help to increase the long term value of the Corporation.

   A more detailed analysis of the factors and trends affecting Corporate earnings follows.

RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

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

   For analytical purposes, Table 1-Net Interest Income, Table 2-Rate/Volume Analysis of Changes in Net Interest Income, and Table 3-Average Balances and Interest Rates, are all presented on a taxable equivalent basis and are used in the analysis of net interest income. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34%. Such an adjustment facilitates comparison between taxable and tax exempt assets.

   Net interest income increased $90,000 or 0.9%, on a taxable equivalent basis, in 1996 vs. 1995 due primarily to a larger volume of average earning assets, principally investment securities. Comparatively, net interest income increased $519,000 or 5.6%, on a taxable equivalent basis, in 1995 vs. 1994 due primarily to improved yields on a larger average volume of earning assets, principally loans.

   The interest rate spread was 3.91%, 4.02%, and 4.13% for the years ended 1996, 1995, and 1994, respectively. The net yield on average earning assets, e.g., net interest margin, was 4.44%, 4.54%,

                            Management's Discussion and Analysis of Consolidated
                                   Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Table 1-Net Interest Income (taxable equivalent basis)

                                                                                                               5-yr
December 31,                                       1996        1995        1994        1993        1992        CGR
                                                 --------    --------    --------    --------    --------      ----
(dollars in thousands)
Total interest income                            $ 18,523    $ 18,346    $ 16,053    $ 15,696    $ 16,705       1.0%
Tax equivalent adjustment                             144         197         189         233         285        n/a
                                                 --------    --------    --------    --------    --------      ----
Adjusted total interest income                     18,667      18,543      16,242      15,929      16,990       0.8%
Total interest expense                              8,756       8,722       6,940       7,283       8,651      -3.3%
                                                 --------    --------    --------    --------    --------      ----
  Net interest income (taxable equivalent basis) $  9,911    $  9,821    $  9,302    $  8,646    $  8,339       5.6%
                                                 --------    --------    --------    --------    --------      ----
                                                 --------    --------    --------    --------    --------      ----

Average earning assets                           $223,203    $216,429    $203,399    $193,972    $184,319       5.3%
Average interest bearing liabilities              196,860     191,701     179,756     173,727     167,308       4.5%

Yield on earning assets                             8.36%       8.57%       7.99%       8.21%     9.22%
Rate on interest bearing liabilities                4.45%       4.55%       3.86%       4.19%     5.17%
                                                    -----       -----       -----       -----     -----
  Interest rate spread                              3.91%       4.02%       4.13%       4.02%     4.05%
  Net yield on average earning assets               4.44%       4.54%       4.57%       4.46%     4.52%


                            Management's Discussion and Analysis of Consolidated
                                   Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Table 2-Rate/Volume Analysis of Changes in Net Interest Income
(taxable equivalent basis)

                                                                     1996 vs. 1995
                                             Year ended       -----------------------------
                                             December 31,     Increase    Change due to
                                           1996      1995    (Decrease)  Volume      Rates
                                          -------   -------   -------    -------    -------
(dollars in thousands)
Interest Income
Interest bearing deposits with banks      $    21   $    13   $     8    $     6    $     2
Federal funds sold                             92       168       (76)       (69)        (7)
Securities, taxable                         3,711     3,329       382        450        (68)
Securities, tax-exempt                        382       441       (59)       (52)        (7)
Loans, taxable (1)                         14,421    14,453       (32)       215       (247)
Loans, tax-exempt                              40       139       (99)      (102)         3
                                          -------   -------   -------    -------    -------
  Total interest income                    18,667    18,543       124        448       (324)

Interest Expense
Deposits:
  Interest bearing demand                   1,221     1,304       (83)        32       (115)
  Savings                                     538       560       (22)         3        (25)
  Time deposits under $100,000              6,051     6,012        39         74        (35)
  Time deposits $100,000 and above            859       843        16         62        (46)
Federal funds purchased and other short
  term borrowings                              87         3        84         68         16
                                          -------   -------   -------    -------    -------
  Total interest expense                    8,756     8,722        34        239       (205)
  Net interest income                     $ 9,911   $ 9,821   $    90    $   209    $  (119)
                                          -------   -------   -------    -------    -------
                                          -------   -------   -------    -------    -------

                                                                 1995 vs. 1994
                                       Year ended        -----------------------------
                                       December 31,      Increase     Change due to
                                       1995     1994    (Decrease)  Volume      Rates
                                     -------   -------   -------    -------    -------
(dollars in thousands)
Interest Income
Interest bearing deposits
  with banks                         $    13   $     6   $     7    $     3    $     4
Federal funds sold                       168        96        72         19         53
Securities, taxable                    3,329     3,068       261        116        145
Securities, tax-exempt                   441       385        56         57         (1)
Loans, taxable (1)                    14,453    12,516     1,937        900      1,037
Loans, tax-exempt                        139       171       (32)       (41)         9
                                     -------   -------   -------    -------    -------
  Total interest income               18,543    16,242     2,301      1,054      1,247

Interest Expense
Deposits:
  Interest bearing demand              1,304     1,457      (153)      (148)        (5)
  Savings                                560       606       (46)       (37)        (9)
  Time deposits under $100,000         6,012     4,404     1,608        704        904
  Time deposits $100,000 and above       843       469       374        160        214
Federal funds purchased and other
  short term borrowings                    3         4        (1)        (1)         0
                                     -------   -------   -------    -------    -------
  Total interest expense               8,722     6,940     1,782        678      1,104

  Net interest income                $ 9,821   $ 9,302   $   519    $   376    $   143
                                     -------   -------   -------    -------    -------
                                     -------   -------   -------    -------    -------

(1) Includes loan fees of $307,000 in 1996, $324,000 in 1995 and $412,000 in
    1994.

                            Management's Discussion and Analysis of Consolidated
                                   Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Table 3-Average Balances and Interest Rates (taxable equivalent basis)

                                                     1996                            1995                            1994
                                        ----------------------------     ----------------------------   ---------------------------
                                        Average                          Average                        Average
                                        Balance    Interest     Rate     Balance   Interest      Rate   Balance    Interest    Rate
                                        -------    --------     ----     -------   --------      ----   -------    --------    ----
(dollars in thousands)
Assets
  Interest bearing deposits with banks  $    346   $    21      6.07%    $   236    $    13      5.51%      $158   $     6     3.80%
  Federal funds sold                       1,675        92      5.49       2,856        168      5.88      2,392        96     4.01
  Investment securities:

   Taxable                                60,632     3,711      6.12      53,406      3,329      6.23     51,454     3,068     5.96
   Tax-exempt                              4,689       382      8.15       5,322        441      8.29      4,634       385     8.31
                                        --------   -------      ----     -------    -------      ----   --------   -------     ----
    Total investment securities           65,321     4,093      6.27      58,728      3,770      6.42     56,088     3,453     6.16

  Loans:

   Taxable (1)                           155,492    14,421      9.27     153,218     14,453      9.43    142,938    12,516     8.76
   Tax-exempt                                369        40     10.84       1,391        139      9.99      1,823       171     9.38
                                        --------   -------      ----     -------    -------      ----   --------   -------     ----
    Total loans                          155,861    14,461      9.28     154,609     14,592      9.44    144,761    12,687     8.76
                                        --------   -------      ----     -------    -------      ----   --------   -------     ----
    Total earning assets                 223,203    18,667      8.36     216,429     18,543      8.57    203,399    16,242     7.99
  Other assets (2)                        13,258                          10,838                           9,704
    Total assets                        $236,461                        $227,267                        $213,103
                                        --------                         -------                        --------
                                        --------                         -------                        --------

Liabilities and Stockholders' Equity
   Interest bearing deposits:
    Interest bearing demand              $48,005     1,221      2.54     $46,850      1,304      2.78   $ 52,155     1,457     2.79
    Savings                               21,854       538      2.46      21,742        560      2.58     23,169       606     2.62
    Time deposits under $100,000         109,438     6,051      5.53     108,116      6,012      5.56     93,222     4,404     4.72
    Time deposits $100,000 and above      16,023       859      5.36      14,928        843      5.65     11,125       469     4.22
                                        --------   -------      ----     -------    -------      ----   --------   -------     ----
     Total interest bearing deposits     195,320     8,669      4.44     191,636      8,719      4.55    179,671     6,936     3.86
   Federal funds purchased and other
    short term borrowings                  1,540        87      5.65          65          3      4.62         85         4     4.71
                                        --------   -------      ----     -------    -------      ----   --------   -------     ----
     Total interest bearing liabilities  196,860     8,756      4.45     191,701      8,722      4.55    179,756     6,940     3.86

    Non-interest bearing deposits         16,504                          14,871                         14,162
    Other liabilities                      1,276                           1,126                          1,050
    Stockholders' equity                  21,821                          19,569                         18,135

      Total liabilities and
      stockholders' equity              $236,461                        $227,267                       $213,103
                                        --------                        --------                       --------
                                        --------                        --------                       --------
    Net interest income                            $ 9,911                           $9,821                         $9,302
                                                   -------                           ------                         ------
                                                   -------                           ------                         ------
     Interest rate spread                                       3.91%                            4.02%                         4.13%
                                                                ----                             ----                          ----
                                                                ----                             ----                          ----
     Net yield on earning assets                                4.44%                            4.54%                         4.57%
                                                                ----                             ----                          ----
                                                                ----                             ----                          ----

(1) Includes loan fees of $307,000 in 1996, $324,000 in 1995, and $412,000 in
    1994.
(2) Includes average nonaccrual loans of $3,259,000 in 1996, $2,730,000 in 1995, and $983,000 in 1994.

                            Management's Discussion and Analysis of Consolidated
                                   Financial Condition and Results of Operations
--------------------------------------------------------------------------------

and 4.57% for the years ended 1996, 1995, and 1994. For 1996, margin compression reflects competitive pressures as asset yields declined to a greater degree than the costs of liabilities that funded them.

   For 1996, total interest income, on a taxable equivalent basis, was $18,667,000, up $124,000 or 0.7% above the $18,543,000 earned in 1995. This increase was due primarily to a larger average volume of earning assets, principally investment securities. In 1996, total earning assets averaged
$223.2 million to yield 8.36%, compared to $216.4 and 8.57%, respectively, for 1995. In April 1996 the Bank sold a $7 million portfolio of held-for-sale, fixed rate mortgage loans in an effort to manage interest rate risk. A small gain was realized on the sale and servicing rights were retained by the Bank. In light of modest loan demand and competitive pressures, the proceeds from the loan sale were invested primarily in investment securities. Income from loans was further constrained by the level of nonperforming assets (NPA's), although NPA's declined in 1996 vs. 1995 as depicted in Table 7. In December 1996, the Bank sold $6 million of available-for-sale investment securities, at a gain, to generate liquidity and enhance net income. Comparatively, for 1995, total interest income, on a taxable equivalent basis, was $18,543,000, up $2,301,000 or 14.2% above the $16,242,000 earned in 1994. This increase was due primarily to higher yields on a larger average volume of loans. In 1995, total loans averaged $154.6 million to yield 9.44%, compared to $144.8 million and 8.76%, respectively, for 1994. During 1995, growth was achieved in all major loan portfolios, with consumer loans outpacing commercial loans.

   For 1996, total interest expense was $8,756,000, up $34,000 or 0.4% above the $8,722,000 incurred in 1995. This increase was due primarily to a larger average volume of interest bearing liabilities. Total average interest bearing deposits grew 1.9% in 1996 which was small by historical standards. In light of modest loan demand in the local marketplace, the Bank did not aggressively price deposits during 1996. Deposit growth was also constrained in the current period by competitive forces, most notably the stock market. Funding was achieved in part, particularly during the second half of 1996, through short term advances from the Federal Home Loan Bank of Pittsburgh (FHLB) described in more detail later in this Report. Comparatively, for 1995, total interest expense was $8,722,000, up $1,782,000 or 25.7% above the $6,940,000 incurred in 1994. This increase was due to higher rates paid on a larger average volume of deposits, principally Certificates of Deposit ("CD's"). A significant portion of the Bank's CD portfolio matured in the period September 1994 through June 1995, and renewed at competitive prices which were relatively high at the time. Generally, higher CD rates in the first half of 1995 stimulated investment in CD's, and resulted in disintermediation from interest bearing demand and savings accounts.

   Based on the results of a recent point-in-time analysis of interest rate risk (one year horizon), the repricing characteristics of the Corporation's assets and liabilities appear to be reasonably matched. Periodically, the Balance Sheet is reevaluated in an effort to manage interest rate risk within prudent policy parameters. The average balances of variable and adjustable rate loans as a percentage of total average loans were 46.9%, 50.6% and 49.4% for 1996, 1995 and 1994, respectively.

Provision for Loan Losses

   The provision for possible loan losses is an estimated expense charged to earnings in anticipation of losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance (reserve) for loan losses.

   The provision expense was $134,000 for 1996 and $228,000 for 1995. The provision for both periods was necessary to support loan growth. Comparatively, the provision expense for 1994 was $1,229,000 due mainly to loan charge-offs totalling $1,087,000 which were attributable to a former Bank officer.

Non-Interest Income

   Total non-interest income for 1996 was $1,090,000, up $178,000 or 19.5% above 1995. To achieve comparability in non-interest income from normal operations, infrequent gains and losses from the sale of assets should be excluded. On an adjusted basis, total non-interest income for 1996 was $981,000 representing a slight increase above the prior year. In December 1996 the Bank sold $6 million in available-for-sale investment securities at a gain of $102,000. The investment securities were sold to provide liquidity and enhance net income.

   Comparatively, total non-interest income for 1995 was $912,000, up $32,000 or 3.6% above 1994. In 1995 a $62,000 loss resulted from the sale of approximately $2.4 million in low yielding securities which were exchanged for higher yielding securities to improve overall portfolio yield. The income produced from the higher yielding securities more than offset the loss in 1995. On an adjusted basis, total non-interest income for 1995 increased $80,000 or 8.9% above 1994. The increase in 1995 was generally attributable to normal business growth.

   Non-interest income from normal operations for 1997, is currently projected to exceed the 1996 level due primarily to planned business growth.

Non-Interest Expenses

   Total non-interest expenses for 1996 were $6,755,000, up $196,000 or 3% above the $6,559,000 incurred for 1995. The overall increase was due primarily to increases within the salaries and benefits, acquired real estate and other expense categories. Salaries and benefits expense increased $159,000 or 4.5% due to normal merit raises and planned staff additions deemed necessary to support business growth. Acquired real estate expenses increased $131,000 or 205% in the current period due to greater carrying costs and deterioration in value on a larger portfolio of acquired assets. Other expenses, an aggregate of many individual expenditures, increased $107,000 or 7.9% due primarily to system

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

enhancements and normal business growth. The overall increase in non-interest expense for 1996 was lessened by a significant $230,000 reduction in FDIC deposit insurance premium expense. During the current period, well capitalized and well managed commercial bank members were charged a minimum membership fee ($500 per quarter) by the FDIC. An FDIC update is provided later within this section of the Report. A final comment about 1996 expenditures pertains to furniture and equipment expense. The Bank's host computer system became fully depreciated in 1995 which reduced depreciation expense from equipment for most of 1996. However, in September 1996, the Bank purchased a new host computer system and sixty personal computers which totalled approximately $750,000. This technological upgrade was in accordance with a Strategic Plan. The projected annual depreciation expense for the new host system and personal computers will approximate $175,000.

   Comparatively, total non-interest expenses for 1995 were $6,559,000, up $237,000 or 3.7% above the $6,322,000 incurred for 1994. The overall increase was due to increases within the salaries and benefits, and other expense categories. Salaries and benefits expense increased $345,000 due to staff additions, normal merit raises, and higher replacement costs attributable to normal business growth, improved controls, and branch office expansion. Other expenses increased $177,000, of which approximately $79,000 was attributable to problem loan carrying costs. Increased problem loan costs reflected a larger portfolio of nonperforming loans and increased loan collection efforts during 1995. The remaining increase in other expenses was due to the combined effect of small increases from many individual expenses attributable to normal business growth. The overall increase in non-interest expense for 1995 was lessened by a significant $204,000 reduction in FDIC deposit insurance premium expense. In September 1995, the FDIC lowered its deposit insurance rate for Bank Insurance Fund ("BIF") insured commercial banks. Generally, the FDIC rate for well capitalized and well managed commercial banks was reduced from $.23 per $100 of deposits to $.04 per $100 of deposits, effective June 1, 1995. A refund to commercial banks, pursuant to the rate reduction, was made by the FDIC because the BIF achieved its required reserve level of $1.25 per $100 deposits in May 1995.

   On September 30, 1996, the President signed into law the Deposit Insurance Fund Act of 1996 (the Act) to recapitalize the Savings Association Insurance Fund (SAIF) administered by the FDIC and to provide for repayment of the Financial Institution Collateral Obligation Bonds (FICO) issued by the Treasury Department. Under the Act, SAIF members, e.g., thrifts, will pay a one-time special assessment in 1996 estimated at 65.7 cents per $100 of insured deposits to capitalize the SAIF. For 1997 through 1999, thrifts and commercial banks will each pay a portion of the interest on FICO bonds estimated at 6.44 cents and
1.29 cents, respectively, per $100 of insured deposits. Beginning in the year 2000, and continuing until the FICO bonds are retired in 2018-2019, thrifts and commercial banks will pay the same FICO assessment rate. As always, the FDIC will be able to raise the assessments as necessary to maintain the funds at their target capital ratios provided by law. On January 1, 1999, the SAIF and the Bank Insurance Fund (BIF) will merge to form the Deposit Insurance Fund
(DIF) if certain stipulations are met. The Act also provided regulatory relief to the financial services industry relative to environmental risks, frequency of examinations, and the simplification of forms and disclosures. A projection of the 1997 FICO assessment for the Bank is approximately $25,000 based on a 1.29 cents rate per $100 of insured deposits.

   In the period ahead, non-interest expenses will increase primarily as a result of capital investments in systems and facilities, including branch offices, and normal business growth.

Income Taxes

   The provision for federal income taxes was $1,261,000 for 1996 compared to $1,155,000 for 1995 and $712,000 for 1994. Generally, the increase in the provision for all periods is due to an increase in operating income.

FINANCIAL CONDITION
--------------------------------------------------------------------------------

Investment Securities

   The investment securities portfolio is an interest earning asset, second only in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public deposits. The total investment securities portfolio is classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

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

   Maturities for individual issues range from less than one year to approximately ten years. The average expected life is used in lieu of final maturity for mortgage-backed securities because of their tendency to prepay. The weighted average maturity of the investment security portfolio at year end 1996 was approximately 2.1 years compared to approximately 2.2 years at year end 1995. A maturity distribution by security type, and weighted average yields are presented in Table 4.

   At year end 1996 the total investment securities portfolio had an amortized cost of $56,333,000 and a fair value of approximately $56,859,000, representing appreciation of $526,000 or 0.9%. Appreciation at year end 1996 declined from the prior year end due to actual realization of a $102,000 gain from a $6 million sale in December 1996, and rising market interest rates. Comparatively, at

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------


Table 4-Analysis of Investment Securities

                                                                             Weighted
                            U.S.     U.S.     State &                        Average
                         Treasury  Agency(1) Municipal  Stock    Total       Yield(2)
                         --------  --------- ---------  -----    -----       --------
(dollars in thousands)
December 31, 1996
Maturity
Within one year          $ 9,530   $ 6,392   $   884   $         $16,806      5.50%
One to five years         12,546    20,115     1,578    34,239                6.33
Five to ten years          2,450     1,763     4,213                          8.26
Over ten years                                                         0
No set maturity                                          1,075     1,075
                         -------   -------   -------   -------   -------
Amortized cost           $22,076   $28,957   $ 4,225   $ 1,075   $56,333      6.22
                         -------   -------   -------   -------   -------
                         -------   -------   -------   -------   -------
Average maturity                                                 2.1 years

December 31, 1995
Maturity
Within one year          $ 7,499   $ 8,477   $   374   $         $16,350      6.42%
One to five years         15,100    22,214     2,442              39,756      6.11
Five to ten years                              1,458     2,343     3,801      8.73
Over ten years                                                         0
No set maturity                                            838       838
                         -------   -------   -------   -------   -------
Amortized cost           $22,599   $32,149   $ 5,159   $   838   $60,745      6.36
                         -------   -------   -------   -------   -------
                         -------   -------   -------   -------   -------
Average maturity                                                 2.2 years

December 31, 1994
Maturity
Within one year          $ 5,008   $ 3,062   $ 1,168   $         $ 9,238      6.05%
One to five years         18,195    18,637     1,601              38,433      6.14
Five to ten years            494     3,459     2,367               6,320      8.51
Over ten years                                   250                 250      9.09
No set maturity                                            815       815
                         -------   -------   -------   -------   -------
Amortized cost           $23,697   $25,158   $ 5,386   $   815   $55,056      6.41
                         -------   -------   -------   -------   -------
                         -------   -------   -------   -------   -------
Average maturity                                                 2.8 years

(1) Collateralized-mortgage obligations (CMO's) and mortgage-backed securities (MBS's) are included in the maturity categories based on average expected life.
(2) Yields on tax-exempt obligations were computed on a taxable equivalent basis using a 34% tax rate.

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

year end 1995 the total investment securities portfolio had an amortized cost of $60,745,000 and a fair value of approximately $61,679,000, representing appreciation of $934,000 or 1.5%, which was driven primarily by declining market interest rates. Unrealized holding gains and losses, net of applicable taxes, are recorded in accordance with Statement No. 115.

Loans

   Total investment in loans at year end 1996 was $166.7 million representing a $6.6 million or 4.2% increase above year end 1995. A growing local economy, and relatively low market interest rates and unemployment, were factors which contributed to loan demand. During the current period, the investment in loans was decreased by the sale of $7 million in held-for-sale, fixed rate mortgage loans in April 1996.

   Comparatively, the total investment in loans at year end 1995 was $160 million representing a $9.4 million or 6.2% increase above year end 1994. The increase was due to the same factors as in 1996. During 1995, growth was achieved in all major loan portfolios, with consumer loans outpacing commercial loans.

   Table 5 presents the composition of total loans on a comparative basis for a five year period. The table depicts a relatively stable mix of commercial and consumer related loans over the past five years.

   Table 6 reveals that the commercial loan portfolio was comprised of $62.8 million or 58.6% in fixed rate loans and $44.3 million or 41.4% in variable or adjustable rate loans at year end 1996. This compares to $49.3 million or 48.8% in fixed rate loans and $51.6 million or 51.2% in variable or adjustable rate loans at year end 1995. Both the volume and percentage of fixed rate commercial loans increased in 1996 due to a relatively low interest rate environment, particularly in the last half of the year. Low interest rates induced some customers to refinance from variable rate loans to fixed rate loans.

   At year end 1996 the volume of adjustable rate residential mortgage loans, including home equity loans, was approximately $23.6 million representing 67.8% of the total residential mortgage loan and home equity loan portfolios. This compares to $22.6 million and 62%, respectively, for year end 1995.

Table 5-Loan Portfolio Composition


December 31,                                1996              1995               1994              1993              1992
                                     ----------------  ------------------   --------------   ---------------   ----------------
(dollars in thousands)
Commercial, industrial and
agricultural                         $ 91,744   55.0%  $ 81,119     50.7%  $ 77,984   51.8%  $ 78,383   55.8%  $ 70,831   53.5%
Real estate -- construction and
land development                       15,449    9.3     19,817     12.4     19,501   12.9     16,811   11.9     18,061   13.6
                                     --------  -----    --------   -----    --------  -----  --------  -----   --------  -----
Total commercial related loans        107,193   64.3    100,936     63.1     97,485   64.7     95,194   67.7     88,892   67.1

Real estate -- residential mortgages   35,444   21.3     36,286     22.7     32,240   21.4     26,866   19.1     25,954   19.6
Installment                            24,014   14.4     22,786     14.2     20,912   13.9     18,497   13.2     17,607   13.3
                                     --------  -----    --------   -----   --------  -----   --------  -----   --------  -----
Total consumer related loans           59,458   35.7     59,072     36.9     53,152   35.3     45,363   32.3     43,561   32.9

Total loans (1)                      $166,651  100.0%  $160,008    100.0%  $150,637  100.0%  $140,557  100.0%  $132,453  100.0%
                                     --------  -----    --------   -----   --------  -----   --------  -----   --------  -----
                                     --------  -----    --------   -----   --------  -----   --------  -----   --------  -----

(1) The Corporation's total loan portfolio is solely domestic.
-------------------------------------------------------------------------------

Table 6 - Selected Loan Maturities and Interest Rate Sensitivity

                                                           December 31, 1996
                                                           Years to Maturity
                                                     ----------------------------
                                                     1 or less  1 to 5     over 5     Total
                                                     ---------  ------    -------   --------
(dollars in thousands)
Commercial, industrial and agricultural               $11,143   $20,799   $59,802   $ 91,744
Real estate -- construction and land development        9,836     3,160     2,453     15,449
                                                      -------   -------   -------   --------
  Total commercial related loans                      $20,979   $23,959   $62,255   $107,193
                                                      -------   -------   -------   --------
                                                      -------   -------   -------   --------

Fixed interest rates                                  $ 5,551   $17,534   $39,774   $ 62,859
Floating or adjustable interest rates                  15,428     6,425    22,481     44,334
                                                      -------   -------   -------   --------
  Total commercial related loans                      $20,979   $23,959   $62,255   $107,193
                                                      -------   -------   -------   --------
                                                      -------   -------   -------   --------

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

   Variable rate loans reprice periodically with changes in the Bank's Base rate, or the Prime rate as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the U.S. treasury yield curve. Marketing emphasis is placed on variable and adjustable rate loans since they reprice in response to changes in market interest rates.

   The Bank serviced loans for others in the amount of $15,721,000 at year end 1996 compared to $10,850,000 at year end 1995, and $12,444,000 at year end 1994.
Servicing rights were retained from mortgage loan sales to provide a source of income and a basis for cross-selling additional financial services.

   The relatively low level of market interest rates and the prospect for future declines due to low inflation and a declining federal deficit, in conjunction with low unemployment, create a favorable climate for credit services in the period ahead. Constraining factors include competitive pressures and a rising level of consumer debt.

Credit Risk and Loan Quality

   The Corporation emphasizes the minimization of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies which guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and the experience of the loan officer. Third, loan review committees function at both the senior lending officer level and the Board of Directors level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation adheres to making most of its loans within its primary geographical market area, York County, Pennsylvania. Although this may pose a geographical concentration risk, the diverse local economy and knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not make loans to foreign countries or persons residing therein.

   In addition to a comprehensive lending policy, numerous internal reviews and audits of the loan portfolio occur throughout the year. An important on-going review mechanism is the lender initiated risk rating system, ("LIRRS"). The LIRRS requires personnel with lending authority to systematically evaluate and rate loans based upon preestablished risk criteria. All potential problem loans and assets acquired in foreclosure are reviewed quarterly, or more frequently if circumstances dictate, by a Special Asset Committee comprised of selected members of senior management. For each loan under review the Special Asset Committee has the responsibility of establishing a final risk rating, an action plan for reducing risk, and a loss reserve. In addition to internal controls, the loan portfolio is reviewed annually by independent auditors in connection with their audit of the financial statements; and is examined periodically by bank regulators.

   A primary measure of loan quality is the percentage of loans that move from an earnings category to a nonperforming category. Table 7-Nonperforming Assets and Past Due Loans, depicts asset categories posing the greatest risk of loss. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due. Internal loan classifications such as nonaccrual, and troubled debt restructurings, are examples of impaired loans. It is the Bank's policy to reclassify loans to an impaired status when either principal or interest payments become 90 days past due, unless the value of the supporting collateral is adequate and the loan is in the process of collection. An impaired classification may be made prior to 90 days past due if management believes that the collection of interest or principal is doubtful. Assets acquired in foreclosure are primarily real estate assets, e.g., collateral that supported loans, taken in satisfaction of debt pursuant to foreclosure. The final category, loans past due 90 days or more and still accruing interest, are contractually past due but, are well collateralized and in the process of collection.

   Table 7 depicts that total nonperforming assets were $2,843,000 or 1.7% of total loans and net assets acquired in foreclosure at December 31, 1996. Comparatively, nonperforming assets were $4,278,000 and 2.66%, respectively, at December 31, 1995. The $1,435,000 or 33.5% decrease in nonperforming assets at year end 1996 primarily reflected the $1,520,000 decrease in the impaired loans category. The decline in impaired loans resulted from recoveries attributable to successful collection efforts, and contract renegotiations based on prevailing market conditions, for selected accounts.

   At December 31, 1996 the impaired loan portfolio was comprised of fifteen relationships, principally commercial loan relationships, which ranged in size from $4,500 to $374,500. These loan relationships vary by industry, and are generally collaterized with real estate assets. A loss reserve, which is evaluated quarterly, has been established for accounts that appear to be under-collateralized. Efforts to modify contractual terms for individual accounts or liquidate collateral assets are proceeding as quickly as potential buyers can be located and legal constraints permit.

   Assets acquired in foreclosure, net of reserve, were $780,000 for year end 1996, up $85,000 above year end 1995. During 1996, this portfolio was reduced by approximately $487,000 from sale proceeds; $4,000 from miscellaneous receipts; and $44,000 from asset write-downs due to declines in market value, and losses incurred on sales. Asset additions in 1996, principally one account that totalled $337,500, exceeded total reductions for the year. At year end 1996, assets acquired consisted primarily of improved real estate from six separate commercial loan relationships in unrelated businesses and two mortgage loans. The loss provision for assets acquired, due to estimated declines in fair market value, was $129,000 in 1996 compared to $30,000 in 1995 and $87,000 in 1994.
Efforts to liquidate the portfolio of assets acquired are proceeding as quickly as potential buyers can be located and legal constraints permit.

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

   At December 31, 1995, loans past due 90 days or more and still accruing interest were $524,000, which represented a $1,231,000 decrease below year end 1995. Generally, loans in the past due category are well collaterized and in the process of collection. The current level of past due loans is closely monitored and believed to be within a manageable range.

   At December 31, 1996, there were no potential problem loans, as defined by the Securities and Exchange Commission, identified by management. However, management was monitoring approximately $7 million of loans for which the ability of the borrower to comply with present repayment terms was uncertain. These loans were not included in Table 7. They are monitored closely, and management presently believes that the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans.

   At year end 1996 approximately $25.2 million or 15.1% of total loans were concentrated in the commercial facility leasing industry, and approximately $15.4 million or 9.3% of total loans were concentrated in the real estate development industry. Real estate development is broadly defined to include loans to builders, land developers, building sub-contractors, and building suppliers. Comparatively, at year end 1995 approximately $10.8 million or 6.7% of total loans were concentrated in the commercial facility leasing industry, and approximately $19.8 million or 12.4% of total loans were concentrated in the real estate development industry. Loans to borrowers within these industries are usually collateralized by real estate.

   Although the Corporation maintains sound credit policies, certain loans deteriorate and are charged off as losses. The allowance (reserve) for loan losses is maintained to absorb these potential losses. The allowance is increased by provisions charged

Table 7-Nonperforming Assets and Past Due Loans

December 31,                                     1996     1995     1994     1993     1992
                                                ------   ------   ------   ------   ------
(dollars in thousands)
Impaired loans (1)                              $2,063   $3,583   $1,766   $  223   $2,652
Assets acquired in foreclosure, net of reserve     780      695      670    1,050    1,198
                                                ------   ------   ------   ------   ------
   Total nonperforming assets                   $2,843   $4,278   $2,436   $1,273   $3,850
                                                ------   ------   ------   ------   ------
                                                ------   ------   ------   ------   ------

Loans past due 90 days or more
   and still accruing interest                  $  524   $1,755   $  522   $  734   $  284

Ratios:
Impaired loans as a % of
   total year-end loans                           1.24%    2.24%    1.17%    0.16%    2.00%

Nonperforming assets as a % of
  total year-end loans and net
  assets acquired in foreclosure                  1.70%    2.66%    1.61%    0.90%    2.88%

Nonperforming assets as a % of
  total year-end stockholders' equity            12.52%   20.34%   13.63%    7.23%   24.23%

Allowance for loan losses as a
  multiple of impaired loans                      1.0x      .6x     1.3x     9.0x     0.7x

Interest not recognized on impaired loans
   at period-end (2)
Contractual interest due                        $  246   $  306   $  125   $   24   $  260
Interest revenue recognized                         18      120       23        2       36
                                                ------   ------   ------   ------   ------
  Interest not recognized in operations         $  228   $  186   $  102   $   22   $  224
                                                ------   ------   ------   ------   ------
                                                ------   ------   ------   ------   ------

(1) Comprised solely of non-accrual loans.

(2) This table includes interest not recognized on loans which were classified as impaired at year end. While every effort is being made to collect this interest revenue, it is probable a portion will never be recovered.

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, also known as reserve, management considers the results of internal and external credit reviews, past loss experience, changes in the size and character of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook.

   Table 8 presents an analysis of the activity in the allowance for loan losses over a five year period.

   For 1996, the allowance was $2,110,000, reflecting a decrease of $176,000 from year end 1995 due to a lower level of nonperforming assets. The reduction in the allowance lowered the unallocated reserve component, depicted in Table 9, which was deemed sufficient at year end 1996. The provision expense was $134,000 in the current period which primarily supported loan growth, principally commercial loans. Of the total $387,000 charged-off for the year, $251,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.

   For 1995, the allowance was $2,286,000, slightly above the level for year end 1994. The increase was due to a higher level of nonperforming assets and to support a larger volume of loans. The provision expense was $228,000 in 1995 which primarily supported loan growth and losses due to charge-offs. Of the total $342,000 charged-off for the year, $141,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.

   For 1994, the allowance was $2,249,000, up slightly from year end 1993 to support a larger volume of loans. The significant increase in total loan charge-offs was caused by one event. As previously disclosed, on May 5, 1994, management of the Bank discovered violations of credit policy, internal controls and loan authorizations in connection with the commercial loan portfolio of a former Bank officer. Subsequently, the loan officer resigned and the Bank completed an internal review for the purpose of identifying all unauthorized loans and evaluating them for collectibility and collateral adequacy. Effective June 30, 1994, the Bank recorded a $1,005,000 loan loss provision expense, and on July 12, 1994 charged-off $1,087,000 as loan losses. In December 1994, the Bank received $270,000 in net insurance proceeds as a partial recovery for the losses. The former officer was recently convicted of fraud and sentenced to prison by federal authorities.

   For 1993, the allowance was $2,000,000, reflecting an increase of $200,000 above year end 1992 due to an increase in the provision expense. The provision expense was increased above the prior year to support a larger volume of loans, cover 1993 charge-offs, and bolster the reserve for concerns relative to economic weakness within the local market area. Of the total $261,000 charged off in 1993, $183,000 was attributable to two commercial loan accounts. Both were written-down to fair value less estimated costs to sell and reclassified to assets acquired, where collateral for one account was ultimately sold.

   For 1992, the allowance was $1,800,000, slightly below the level at the end of 1991. The provision expense of $258,000 supported a larger volume of loans and partially restored the allowance for charge-offs in that period. Of the total $334,000 charged off in 1992, $233,000 was attributable to four commercial loan accounts which were written-down to fair value less estimated costs to sell and reclassified to assets acquired.

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

Deposits

   Deposits are the primary source of funding for loans and investment securities. Total average deposits for 1996 were $211,824,000, up $5,317,000 or 2.6% above 1995. The rate of growth in average deposits for the current period was below historical growth rates. In light of modest loan demand in the local marketplace, the Bank did not aggressively price deposits. Deposit growth was also constrained in the current period by competitive forces, most notably the stock market. Average deposit growth in the current period was evenly distributed between interest-bearing and non-interest bearing demand deposits in total, and Certificates of Deposit ("CD's").

   Comparatively, for 1995 total deposits averaged $206,507,000, up $12,674,000 or 6.5% above 1994. Most of the deposit growth, almost solely within the CD category, was achieved in the first two quarters of 1995. Based on declining market interest rates, and the perception of continued decline, customers purchased CD's at favorable yields; sometimes with funds from their interest bearing demand and savings accounts. Certificates of Deposit $100,000 and above ("Large CD's"), the most volatile deposit type, increased in 1995 due primarily to competitive rates. Generally, these funds were from local investors.

   At 1996 year end, total Certificates of Deposit were $121,778,000 and are scheduled to mature in the following years: $72,928,000 in 1997; $18,208,000 in 1998; $11,498,000 in 1999; $16,648,000 in 2000; and $2,496,000 in 2001. At 1996
year end, the balance of certificates $100,000 and above was $15,495,000. Of this total: $6,239,000 mature within three months; $3,736,000 mature after three months but within six months; $2,667,000 mature after six months but within twelve months; and the remaining $2,853,000 mature beyond twelve months.

   In the period ahead, deposit growth is projected to increase at a level above 1996. This is based on the presumption that the Bank will price deposits more competitively to meet budgeted loan growth. Additionally, in April 1997 the Bank plans to open its eighth full service branch office which should help generate new deposits. However, competitive forces, particularly the stock market, may

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Table 8-Analysis of Allowance for Loan Losses

                                            1996     1995     1994     1993    1992
                                           ------   ------   ------   ------   ------
(dollars in thousands)
Balance-- beginning of year                $2,286   $2,249   $2,000   $1,800   $1,861
Provision charged to operating expense        134      228    1,229      441      258
Loans charged off:
  Commercial                                  265      276    1,255      223      250
  Real estate -- mortgage                      27        0        0        9       23
  Consumer                                     95       66       24       29       61
                                           ------   ------   ------   ------   ------
   Total loans charged off                    387      342    1,279      261      334
Recoveries:
  Commercial                                   26      134      298        0        7
  Real estate -- mortgage                       0        0        0        0        0
  Consumer                                     51       17        1       20        8
                                           ------   ------   ------   ------   ------
   Total recoveries                            77      151      299       20       15
                                           ------   ------   ------   ------   ------
   Net charge-offs                            310      191      980      241      319

Balance -- end of year                     $2,110   $2,286   $2,249   $2,000   $1,800
                                           ------   ------   ------   ------   ------
                                           ------   ------   ------   ------   ------
Ratios:
Net charge-offs to average total loans       0.19%    0.12%    0.68%    0.18%    0.25%
Allowance for loan losses to total loans
 at year-end                                 1.27%    1.43%    1.49%    1.42%    1.36%
Allowance for loan losses to impaired
 loans and loans past due 90 days or more    81.6%    42.8%    98.3%   209.0%    61.3%

Table 9-Allocation of the Allowance for Loan Losses


                                                                    December 31,
                               -------------------------------------------------------------------------------------------
                                     1996            1995              1994              1993                  1992
                               --------------  ---------------   ---------------    ----------------    ------------------
                                       %Total           %Total            %Total              %Total                %Total
                               Amount  Loans   Amount   Loans    Amount   Loans     Amount    Loans     Amount      Loans
                               ------  -----   ------   -----    ------   -----     ------    -----     ------      -----
(dollars in thousands)
Commercial, industrial and
  agricultural                 $1,335   55.0%  $1,233    50.7%   $1,198    51.8%    $1,165     55.8%      $993       53.5%
Real estate -- construction
  and land development            319    9.3      268    12.4       171    12.9        147     11.9        298       13.6
                               ------  ------  ------   -----    ------   ------    ------    -----     ------      -----
  Total commercial related
    loans                       1,654   64.3    1,501    63.1     1,369    64.7      1,312     67.7      1,291       67.1

Real estate -- residential
  mortgages                        86   21.3       94    22.7        51    21.4         73     19.1         90       19.6
Installment                        79   14.4        8    14.2        17    13.9          7     13.2         12       13.3
                               ------  ------  ------   -----    ------   ------    ------    -----     ------     ------
  Total consumer related loans    165   35.7      102    36.9        68    35.3         80     32.3        102       32.9

Unallocated                       291    n/a      683     n/a       812     n/a        608      n/a        407        n/a
                               ------  ------  ------   -----    ------   ------    ------    -----     ------     ------
  Total                        $2,110  100.0%  $2,286   100.0%   $2,249   100.0%    $2,000    100.0%    $1,800      100.0%
                               ------  ------  ------   -----    ------   ------    ------    -----     ------     ------
                               ------  ------  ------   -----    ------   ------    ------    -----     ------     ------


Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

continue to constrain deposit growth for commercial banks in the period ahead.

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

   Effective January 1, 1994, the Corporation adopted Accounting Statement No.
115. Under Statement No. 115 the Corporation reclassified the total investment securities portfolio as available-for-sale and reported unrealized holding gains and losses, net of taxes, as a separate component of stockholders' equity.

   For the year ended 1996 total stockholders' equity increased $1,674,000 or 8% above 1995 due to earnings retention from profitable operations. Comparatively, for the year ended 1995, total stockholders' equity increased $3,160,000 or 17.7% above 1994. The increase was due to earnings retention from profitable operations, and unrealized holding gains, net of taxes, from securities available for sale. Equity growth in 1994 was constrained by low earnings due to an unusually large loan loss provision, and increased costs relative to branch office expansion.

   The Corporation generally pays cash dividends on a quarterly basis. The dividend rate is determined by the Board of Directors after considering the Corporation's capital requirements, current and projected net income, and other factors. The total cash dividend payment in 1996 was $753,700, compared to $659,200 in 1995 and $594,300 in 1994. Total cash dividends were increased in all three periods based on earnings capacity and a sound capital level. Annual cash dividends on a per common share basis were $.721, $.633, and $.567 for 1996, 1995, and 1994, respectively. Book value per share was $21.72, $20.12, and $17.10 for 1996, 1995, and 1994, respectively. All per share amounts were retroactively adjusted for stock dividends. The weighted average number of shares of common stock outstanding was 1,045,295 for 1996, 1,041,044 for 1995, and 1,045,226 for 1994.

   The dividend payout ratio, which represents the percentage of annual net income returned to the stockholders in the form of cash dividends, was 27.8% for 1996, compared to 25.4% for 1995 and 34.4% for 1994. The Corporation's normal dividend payout allows

Table 10-Capital Ratios


                                                                       December 31,
(dollars in thousands)                                        1996        1995        1994
                                                           ---------   ---------    ---------
Tier I Capital -- Total stockholders' equity, as
   adjusted (1)                                            $  22,354   $  20,415    $  18,756
Tier II Capital --  Allowance for loan losses (2)              2,053       1,911        1,794
                                                           ---------   ---------    ---------
   Total risk-based capital                                $  24,407   $  22,326    $  20,550

Risk-adjusted on-balance sheet assets (1)                  $ 158,701   $ 149,763    $ 139,862
Risk-adjusted off-balance sheet exposure (3)                   5,491       3,150        3,684
                                                           ---------   ---------    ---------
   Total risk-adjusted assets including off-balance
     sheet exposure                                        $ 164,192   $ 152,913    $ 143,546

Ratios:

Tier I risk-based capital ratio                               13.61%      13.35%        13.07%
Federal minimum required                                       4.00        4.00          4.00

Total risk-based capital ratio                                14.86%      14.60%        14.32%
Federal minimum required                                       8.00        8.00          8.00

Leverage ratio (4)                                             9.45%       8.98%         8.80%
Federal minimum required                                       4.00        4.00          4.00


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

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

for quarterly cash returns to its stockholders and provides earnings retention at a level sufficient to finance future corporate growth.

   In furtherance of its commitment to enhance long term stockholder value, the Corporation paid a five percent stock dividend in June 1996 and June 1995. The five percent stock dividends resulted in the issuance of 49,503 common shares in 1996 and 47,161 common shares in 1995. In January 1995, the Corporation acquired 10,000 shares of its common stock utilizing $270,000 of capital. The shares reacquired were subsequently reissued as part of that year's stock dividend.

   In accordance with a Strategic Plan for the Corporation and the Bank, the Board of Directors began to execute plans during 1996 relative to expansion and automation projects. These capital projects, deemed necessary to position the Corporation for future growth, are described below.

   As previously disclosed to stockholders, the Corporation is presently constructing a new corporate headquarters facility, to be known as the Codorus Valley Corporate Center. The total estimated cost of this project, including land, building and furnishings is approximately $5.4 million. Completion is scheduled for September 1997, at which time the Corporation will lease approximately seventy-five percent of the space to the Bank and the remainder to outside parties. During 1996, the Bank replaced its host computer system and purchased sixty personal computers, which together approximated $750,000. Recently, the Bank announced the acquisition of an existing banking office, a former Meridian Bank branch, located in East York, Pennsylvania. The purchase price, renovations, and furnishings for this project will approximate $810,000. It is anticipated that this full service banking office will open in April 1997.

   All three capital projects are being funded with cash generated from current Bank operations. In addition, capital expenditures of a smaller magnitude, principally automated system enhancements, are planned for 1997. Capital investments made in the recent past, and in the future, relative to expansion and automation will reduce Corporate net income and capital growth in the period ahead. However, these expenditures are deemed necessary to grow market share and net income over the long term, and are an important part of the overall strategy to achieve the goal of enhancing long term shareholder value.

   Another strategy in the Corporation's long range plan, which is currently in process, is to have its common stock quoted on the NASDAQ national market system.

   A 1996 Stock Incentive Plan was approved by the shareholders at the annual meeting held on May 21, 1996. Under the Plan, 50,000 common shares are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. As of December 31, 1996, 6,000 stock options were granted under the Plan, none of which were exercised. More information about the 1996 Stock Incentive Plan is provided in Note 13 to the financial statements.

   The passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Riegle Community Development and Regulatory Improvement Act may have a significant impact upon the Corporation. The key provisions pertain to interstate banking and interstate branching as well as a reduction in the regulatory burden on the banking industry. During July 1995, Pennsylvania amended the provisions of its Banking Code to authorize full interstate banking and branching under Pennsylvania law and to facilitate the operations of interstate banks in Pennsylvania. As a result of legal and industry changes, management predicts that consolidation will continue as the financial services industry strives for greater cost efficiencies and market share. Management believes that such consolidation may enhance its competitive position as a community bank. There are numerous other proposals before Congress and the regulators to change the way commercial banks conduct business. However, the effect of these proposals on liquidity, capital, and results of operations cannot be determined until they are enacted into law.

   During November 1995, the Board of Directors adopted a Shareholder Rights Plan ("SRP") as previously disclosed in a Form 8-K filed on December 4, 1995. Each Right entitles the registered holder to purchase from the Corporation one share of common stock at a price of $100.00 per share, subject to adjustment. Rights are triggered by certain events defined in the SRP, including the acquisition of a specified percentage of the Corporation's shares. Rights are not exercisable until the occurrence of such certain specified triggering events and expire on November 4, 2005, unless earlier redeemed by the Corporation. Rights of shareholders are specifically enumerated within the SRP.

   The Corporation provides a Dividend Reinvestment and Stock Purchase Plan ("Plan") for shareholders. To the extent that shares are not available in the open market, the Corporation has reserved 55,125 shares of common stock to be issued under the Plan. Any shares issued from authorized but unissued status will increase the capital of the Corporation. However, this also has the potential to dilute earnings per share unless accompanied by growth in net income.

   The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"). The BCL operates generally to preclude dividend payments if the effect thereof would render the Corporation insolvent and result in negative net worth, as defined. As a practical matter, the Corporation's payment of dividends is contingent upon its ability to obtain funding in the form of dividends from the Bank. Payment of dividends to the Corporation by the Bank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, the Bank's Additional Paid-In Capital (Surplus) account balance of $4,424,000 at December 31, 1996, was restricted.

   In January 1997, Federal Deposit Insurance Corporation ("FDIC") examiners completed a routine examination of the Bank based on a September 30, 1996, examination date. Based on information given to management, no significant exceptions were noted.

   Except as disclosed herein, the Corporation is not currently

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

aware of any other trends, events or uncertainties which may materially and adversely effect capital, results of operations or liquidity.

Liquidity and Interest Rate Sensitivity

   Fundamental objectives of the asset-liability management process of the Corporation are to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. An Asset-Liability Committee ("ALCO") is responsible for managing the Bank's asset-liability process. The ALCO, which meets on a regular basis, is comprised of senior management and an outside director.

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

   Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of liquidity are: scheduled investment security maturities and cash in-flows; a line of credit with the Federal Home Loan Bank of Pittsburgh ("FHLBP"); short term borrowing in the form of federal funds purchased from correspondent banks; and deposit growth. Loan receipts from customer loan payments represent another important source of liquidity. The sale of assets, such as investment securities and loans, are a secondary source of liquidity.

   At December 31, 1996, the Corporation had $4 million outstanding on its line of credit with the FHLBP. In the last quarter of 1996 the Bank frequently utilized its line of credit with the FHLBP to supplement deposits as a source of short term funding. At December 31, 1996, total credit available from the FHLBP, for both short and long term borrowing needs, was approximately $64 million. In January 1997, the Bank borrowed $3 million from the FHLBP under a ten year, fixed rate note arrangement to help fund its residential mortgage loan program.

   The total loan-to-deposit ratio at year end 1996 was 79.6%, compared to 75.3% at year end 1995. The ratio for both years was within the 70-80% range which the Corporation uses for liquidity policy purposes. In the period ahead the loan-to-deposit ratio could increase above the 80% level due to competitive forces which may constrain deposit growth.

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

   The Corporation utilizes two financial techniques for quantifying interest rate risk. The primary means is a computer simulation model. This model provides a dynamic view of the effects of the changes in rates, spreads, and yield curve shifts on net interest income. These changes are modeled periodically under various interest rate scenarios. A secondary means is the weighted static "gap", which is a refinement of the traditional (unweighted) static gap.

   Measurement of interest rate risk requires many assumptions, and is as much art as it is science. One of the key assumptions pertains to the amount and timing of repriceable cash flows from interest sensitive assets and liabilities. The Corporation uses the following assumptions relative to cash flows from interest sensitive assets. The total portfolio balance of variable rate instruments can reprice daily. Adjustable rate instruments reprice at the interest maturity date, usually annually. Fixed rate investment securities reprice at their scheduled maturity date, or call date if more appropriate. For fixed rate loans, the average historical cash flow for the preceding twelve months is used in lieu of scheduled maturities because it includes prepayments and early payoffs. Generally, interest sensitive liabilities, principally deposits, reprice similarly to interest sensitive assets with the exception of NOW and Savings deposits which do not have scheduled maturities. Technically, NOW and Savings deposits can be repriced at any time. Historically, however, NOW and Savings balances have been relatively stable in spite of changes in market interest rates. This stability assumption was made in the current measurement process. When NOW and Savings rates are adjusted they tend to lag behind the market, particularly during a period of rising interest rates.

   A schedule which depicts Balance Sheet repricing characteristics and an estimate of gap at December 31, 1996, is provided as Table 11. The gap technique begins by segmenting both assets and liabilities into future time periods, (usually 12 months, or less) based on when repricing can be effected, rather than actual contractual maturities. Repriceable liabilities are subtracted from repriceable assets, for a specific time period, to determine a difference, or gap. Once known, the gap is managed based on predictions of future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed. When the gap is negative, with interest-bearing liabilities in excess of interest-earning assets, net interest income generally improves if interest rates fall. The opposite occurs in the case of a positive gap.

   Table 11 shows an approximation of the Corporation's interest sensitivity based on a static gap presentation. This means that volumes are held constant, or static, at December 31, 1996, so the effects of changes in market interest rates on net interest income can be isolated. The table depicts both the traditional (unweighted) and "weighted" gaps at December 31, 1996. The weighted gap is a more realistic approach and will be stressed here because it reflects adjustments to the repriceable cash flows based on correlation

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Table 11-Interest Rate Sensitivity

                                                                                       at December 31, 1996
                                                                                         After        After
                                          0-30       31-90       91-180    181-365    1 year to    2 years to
(dollars in thousands)                    Days       Days         Days       Days       2 years      5 years
                                       ---------   ---------   ---------   ---------   ---------    ---------
Assets
Federal funds sold                     $     300   $       0   $       0   $       0   $       0    $       0
Interest-bearing deposits                    337           0           0           0           0            0
Securities available for sale (1)          2,004       2,647       4,308       8,764      17,318       16,936
Loans (2)                                 42,520       8,466      14,327      30,565      25,172       43,538
                                       ---------   ---------   ---------   ---------   ---------    ---------
  Total earning assets                    45,161      11,113      18,635      39,329      42,490       60,474
Noninterest-earning assets (3)                --          --          --          --          --           --
                                       ---------   ---------   ---------   ---------   ---------    ---------
  Total assets                            45,161      11,113      18,635      39,329      42,490       60,474

Liabilities and Stockholders' Equity
NOW deposits                              22,237           0           0           0           0            0
Insured Money Fund deposits               25,651           0           0           0           0            0
Savings deposits                          20,652           0           0           0           0            0
Time deposits less than $100,000          24,820      11,270      13,736      14,093      15,567       26,797
Time deposits $100,000 and above           8,434       1,554       1,708       1,232         521        2,046
Short-term borrowings                      4,000           0           0           0           0            0
                                       ---------   ---------   ---------   ---------   ---------    ---------
  Total interest-bearing liabilities     105,794      12,824      15,444      15,325      16,088       28,843
Noninterest-bearing liabilities (4)            0           0           0           0           0            0
Stockholders' equity                           0           0           0           0           0            0
                                       ---------   ---------   ---------   ---------   ---------    ---------
  Total liabilities and
   stockholders' equity                $ 105,794   $  12,824   $  15,444   $  15,325   $  16,088    $  28,843
Traditional interest sensitivity gap   $ (60,633)  $  (1,711)  $   3,191   $  24,004   $  26,402    $  31,631

Traditional cumulative interest
  sensitivity gap                      $ (60,633)  $ (62,344)  $ (59,153)  $ (35,149)     (8,747)   $  22,884

Traditional cumulative gap as
  a percent of earning assets at
  December 31, 1996                        -27.4%      -28.1%      -26.7%       -15.9%       -3.9%        10.3%

Weighted interest sensitivity gap (5)  $ (28,085)  $  (2,128)  $   2,388   $  21,979   $  22,006    $  26,165

Weighted cumulative interest
  sensitivity gap (5)                  $ (28,085)  $ (30,213)  $ (27,825)  $  (5,846)  $  16,160    $  42,325

Weighted cumulative gap as
  a percent of earning assets at
  December 31, 1996 (5)                     12.7%      -13.6%      -12.6%        -2.6%         7.3%       19.1%


                                          After        Non-
                                         5 years      Market     Total
                                        ---------   ---------  ---------
(dollars in thousands)
Assets
Federal funds sold                      $       0   $       0  $     300
Interest-bearing deposits                       0           0        337
Securities available for sale (1)           4,357         525     56,859
Loans (2)                                       0       2,063    166,651
                                        ---------   ---------  ---------
  Total earning assets                      4,357          --         --
Noninterest-earning assets (3)                 --      13,182     13,182
                                        ---------   ---------  ---------
  Total assets                              4,357      15,770    237,329

Liabilities and Stockholders' Equity
NOW deposits                                    0           0     22,237
Insured Money Fund deposits                     0           0     25,651
Savings deposits                                0           0     20,652
Time deposits less than $100,000                0           0    106,283
Time deposits $100,000 and above                0           0     15,495
Short-term borrowings                           0           0      4,000
                                        ---------   ---------  ---------
  Total interest-bearing liabilities            0           0    194,318
Noninterest-bearing liabilities (4)             0      20,305     20,305
Stockholders' equity                            0      22,706     22,706
                                        ---------   ---------  ---------
  Total liabilities and
   stockholders' equity                 $       0   $  43,011  $ 237,329
Traditional interest sensitivity gap    $   4,357   $      --  $      --

Traditional cumulative interest
  sensitivity gap                       $  27,241   $      --  $      --

Traditional cumulative gap as
  a percent of earning assets at
  December 31, 1996                          12.3%

Weighted interest sensitivity gap (5)   $   3,311

Weighted cumulative interest
  sensitivity gap (5)                   $  45,636

Weighted cumulative gap as
  a percent of earning assets at
  December 31, 1996 (5)                      20.6%

(1)  The non-market column consists of net unrealized holding gains.

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

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

factors. These factors correlate changes in a base or driver rate, such as the NY Prime Rate, with changes in the rates for interest sensitive assets and liabilities. Correlation factors for interest sensitive assets are based on historical national averages. Correlation factors for interest sensitive deposits are based on historical averages unique to the Bank. These factors take into consideration that interest rate relationships and spreads differ depending on the cycle and level of external market interest rates.

   One way to predict how a change in interest rates will impact net interest income for specific time frames is through the weighted cumulative gap measure. For example, the weighted cumulative gap in the "181-365 days" repricing category represents a one year net liability position of approximately ($5,846,000) or -2.6% of earning assets at December 31, 1996. The liability sensitive gap position implies that over the next year there will be a positive impact on net interest income if market interest rates decline. The theory is that more liabilities will reprice, at lower market interest rates, than the assets that they support. Conversely, an increase in market interest rates would have a negative impact on net interest income.

   It is important to note that the table displays a point in time analysis and is only a general indicator of interest rate sensitivity. In addition, the interest rate sensitivity of the Corporation's assets and liabilities illustrated in the table would vary substantially if different assumptions were used. As perceptions about interest rates and the market change, positions at the end of any period may not reflect the Corporation's view in subsequent periods.

   Based on the results of a recent analysis of interest rate risk, management believes the Corporation is reasonably well positioned to respond expeditiously to market interest rate changes.

Impact of Inflation and Changing Prices

   The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Another significant effect of inflation is on non-interest expenses, which tend to rise during periods of general inflation. The level of inflation, as measured by the annual average percentage change in the Consumer Price Index for all urban consumers, was 2.9%, 2.8%, and 2.6% for 1996, 1995 and 1994 respectively.

   Management believes the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, Management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities in such a way that they reprice in response to changes in market interest rates.

--------------------------------------------------------------------------------

Table 12-Summary of Quarterly Financial Data

                                             1996                               1995
                              ----------------------------------  ----------------------------------
                               Fourth   Third    Second   First   Fourth   Third    Second   First
                              Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
                              -------  -------  -------  -------  -------  -------  -------  -------
(dollars in thousands,
except per share data)
Interest income               $ 4,632  $ 4,680  $ 4,640  $ 4,571  $ 4,825  $ 4,656  $ 4,550  $ 4,315
Interest expense                2,163    2,190    2,218    2,185    2,259    2,292    2,174    1,997
                              -------  -------  -------  -------  -------  -------  -------  -------
Net interest income             2,469    2,490    2,422    2,386    2,566    2,364    2,376    2,318
Provision for loan losses           1       25       50       58      196        0       31        1
Non-interest income               255      275      223      228      304      218      238      214
Non-interest expense            1,939    1,685    1,593    1,550    1,711    1,535    1,703    1,614
                              -------  -------  -------  -------  -------  -------  -------  -------
Net operating income              784    1,055    1,002    1,006      963    1,047      880      917
Gain (loss) securities sales      100        0        2        0        0        0        0      (62)
Gain other                          0        0        7       12        0        0        4        0
                              -------  -------  -------  -------  -------  -------  -------  -------
Pretax income                     884    1,055    1,011    1,018      963    1,047      884      855
Provision for income taxes        279      334      334      314      301      324      279      251
                              -------  -------  -------  -------  -------  -------  -------  -------
Net income                    $   605  $   721  $   677  $   704  $   662  $   723  $   605  $   604
                              -------  -------  -------  -------  -------  -------  -------  -------
                              -------  -------  -------  -------  -------  -------  -------  -------
Net income per share (1)      $  0.58  $  0.69  $  0.65  $  0.67  $  0.63  $  0.69  $  0.58  $  0.58
                              -------  -------  -------  -------  -------  -------  -------  -------
                              -------  -------  -------  -------  -------  -------  -------  -------

(1) Net income per share was retroactively adjusted for stock dividends.