Form 10-K, Exhibit 13
period 1997-12-31
CODORUS VALLEY BANCORP INC
filed 1998-03-27
CIK 806279

EXHIBIT 13

                                 EXCERPTS FROM:


                       1997 ANNUAL REPORT TO STOCKHOLDERS

                             Selected Financial Data

                          Codorus Valley Bancorp, Inc.

                                                                                                                     5 YEAR
(in thousands)                                 1997            1996          1995          1994         1993         CGR(1)
---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Total interest income                       $19,513         $18,523       $18,346       $16,053      $15,696           3.2%
Total interest expense                        9,096           8,756         8,722         6,940        7,283           1.0%
---------------------------------------------------------------------------------------------------------------------------
   Net interest income                       10,417           9,767         9,624         9,113        8,413           5.3%
Provision for loan losses                       275             134           228         1,229          441           1.3%
Noninterest income                            1,227           1,090           912           880        1,348          13.5%
Noninterest expense                           7,729           6,755         6,559         6,322        6,330           6.0%
---------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                 3,640           3,968         3,749         2,442        2,990           6.3%
Provision for income taxes                    1,161           1,261         1,155           712          713 (2)      11.1%
---------------------------------------------------------------------------------------------------------------------------
   Net income                               $ 2,479         $ 2,707       $ 2,594       $ 1,730      $ 2,277           4.5%
---------------------------------------------------------------------------------------------------------------------------

RATIOS (in percentage)
Return on average
   stockholders' equity                        10.4            12.4          13.3           9.5         13.5
Return on average assets                       1.00            1.14          1.14          0.81         1.12
Tier I risk-based capital                      12.4            13.6          13.4          13.1         13.0
Total risk-based capital                       13.5            14.9          14.6          14.3         14.3
Average stockholders' equity
   to average assets                            9.7             9.2           8.6           8.5          8.2

PER COMMON SHARE (3)
Net income, basic and diluted                 $1.13           $1.23         $1.18         $0.79        $1.04
Cash dividends paid                           $0.38           $0.34         $0.30         $0.27        $0.25
Stock dividend paid                              5%              5%            5%            0%           5%
Book value                                   $11.13          $10.35         $9.58         $8.14        $8.03
Dividend payout ratio                         33.7%           27.8%         25.4%         34.4%        24.1%
Weighted average shares outstanding       2,194,518       2,194,518     2,190,266     2,194,448    2,194,362

SUMMARY OF FINANCIAL CONDITION
AT YEAR END (in thousands)
Securities (4)                              $40,303         $56,859       $61,679       $53,717      $55,424          -6.8%
Loans                                       191,342         166,651       160,008       150,637      140,557           7.6%
Assets                                      255,058         237,329       234,747       215,997      211,534           4.8%
Deposits                                    226,263         209,460       212,440       196,896      192,725           4.1%
Borrowings                                    2,802           4,000             0             0            0           nm
Equity (5)                                   24,425          22,706        21,032        17,872       17,616           9.0%
Trust and investment services
   Assets (market value)                     59,863          49,292        40,215        32,229       31,418          20.2%
   Income                                       441             321           311           291          170          33.2%

NON-FINANCIAL DATA
Number of bank offices                            8               7             7             7            6
Number of employees
   (full-time equivalent)                       140             129           128           121          126


(1) Compound growth rate (CGR) is the average annual growth over the five year period which began in 1992.

(2) Amount is comprised of an $883,000 provision for income taxes less a one-time $170,000 tax benefit caused by the cumulative effect of a change in accounting principle.

(3) Adjusted, as applicable, for stock dividends, including the 100% stock dividend declared December 9, 1997 and paid January 26, 1998.

(4) Securities are reflected at fair value for all periods except 1993 which is at amortized cost.

(5) Total equity includes net unrealized gains or losses on securities available for sale, net of taxes, for all periods except 1993.

                 Consolidated Statements of Financial Condition

                          Codorus Valley Bancorp, Inc.


                                                                                                    December 31,
(dollars in thousands)                                                                  1997                    1996
     ----------------------------------------------------------------------------------------------------------------------
Assets
  Cash and due from banks:
    Interest bearing deposits with banks                                         $     123                $      337
    Noninterest bearing deposits and cash                                            7,721                     7,012
  Federal funds sold                                                                 5,350                       300
  Securities available for sale                                                     40,303                    56,859
  Loans                                                                            191,342                   166,651
  Less-allowance for loan losses                                                    (2,098)                   (2,110)
---------------------------------------------------------------------------------------------------------------------------
    Total net loans                                                                189,244                   164,541
  Premises and equipment                                                             9,797                     5,025
  Interest receivable                                                                1,538                     1,642
  Other assets                                                                         982                     1,613
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                 $ 255,058                 $ 237,329
---------------------------------------------------------------------------------------------------------------------------

Liabilities
  Deposits:
    Noninterest bearing demand                                                   $  21,152                 $  19,142
    NOW                                                                             22,041                    22,237
    Insured money fund                                                              28,901                    25,651
    Savings                                                                         19,992                    20,652
    Time CDs less than $100,000                                                    112,874                   106,283
    Time CDs $100,000 and above                                                     21,303                    15,495
---------------------------------------------------------------------------------------------------------------------------
      Total deposits                                                               226,263                   209,460
  Short-term borrowings                                                                  0                     4,000
  Long-term borrowings                                                               2,802                         0
  Interest payable                                                                     820                       796
  Other liabilities                                                                    748                       367
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                              230,633                   214,623

Stockholders' Equity
  Series preferred stock, par value $2.50 per
   share; 1,000,000 shares authorized;
   0 shares issued and outstanding                                                       0                         0
  Common stock, par value $2.50 per share;
    10,000,000 shares authorized;  1,097,259 shares issued
    and outstanding for 1997, and 1,045,296 for 1996                                 2,743                     2,613
  Common stock distributable, par value $2.50 per share;
    1,097,259 shares payable                                                         2,743                         0
  Additional paid-in capital                                                         8,063                     6,556
  Retained earnings                                                                 10,444                    13,191
  Net unrealized gains on securities available for sale, net of taxes                  432                       346
---------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                      24,425                    22,706

    Total liabilities & stockholders' equity                                     $ 255,058                 $ 237,329
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                        Consolidated Statements of Income

                          Codorus Valley Bancorp, Inc.

                                                                                           Years ended December 31,
(dollars in thousands, except per share data)                                  1997              1996                 1995
---------------------------------------------------------------------------------------------------------------------------
Interest Income
  Interest and fees from loans                                              $16,356           $14,447              $14,545
  Interest from deposits with banks                                              15                21                   13
  Interest from federal funds sold                                              162                92                  168
  Interest and dividends from investment securities:
    Taxable interest income                                                   2,725             3,660                3,278
    Tax-exempt interest income                                                  201               252                  291
    Dividend income                                                              54                51                   51
---------------------------------------------------------------------------------------------------------------------------
      Total interest income                                                  19,513            18,523               18,346

Interest Expense
  Interest on deposits:
    NOW                                                                         381               459                  504
    Insured money fund                                                          869               762                  800
    Savings                                                                     472               538                  560
    Time CDs less than $100,000                                               6,103             6,051                6,012
    Time CDs $100,000 and above                                               1,010               859                  843
---------------------------------------------------------------------------------------------------------------------------
      Total interest expense on deposits                                      8,835             8,669                8,719
  Interest on short-term borrowings                                              73                87                    3
  Interest on long-term borrowings                                              188                 0                    0
---------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                  9,096             8,756                8,722

---------------------------------------------------------------------------------------------------------------------------
      Net interest income                                                    10,417             9,767                9,624
Provision for Loan Losses                                                       275               134                  228
---------------------------------------------------------------------------------------------------------------------------
      Net interest income after provision for loan losses                    10,142             9,633                9,396

Noninterest Income
  Trust and investment services fees                                            441               321                  311
  Service charges on deposit accounts                                           432               410                  415
  Other service charges and fees                                                275               250                  248
  Gain (loss) from the sale of securities                                       (17)              102                  (62)
  Gains, other                                                                   96                 7                    0
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                                1,227             1,090                  912

Noninterest Expense
  Salaries and benefits                                                       4,002             3,669                3,510
  Occupancy of premises                                                         604               426                  428
  Furniture and equipment                                                       856               585                  588
  FDIC assessment                                                                26                 2                  232
  Postage, stationery and supplies                                              413               317                  292
  Professional and legal                                                        223               190                  185
  Marketing and advertising                                                     341               235                  206
  Acquired real estate, net                                                      50               195                   64
  Other                                                                       1,214             1,136                1,054
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest expense                                               7,729             6,755                6,559

---------------------------------------------------------------------------------------------------------------------------
      Income before income taxes                                              3,640             3,968                3,749
Provision for income taxes                                                    1,161             1,261                1,155
---------------------------------------------------------------------------------------------------------------------------
      Net income                                                             $2,479            $2,707               $2,594
---------------------------------------------------------------------------------------------------------------------------

      Net income per share, basic and diluted                                 $1.13             $1.23                $1.18
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes.
                                                                              15

                   Consolidated Statements of Cash Flows

                          Codorus Valley Bancorp, Inc.

                                                                                          Years ended December 31,
(dollars in thousands)                                                             1997             1996            1995
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net Income                                                                   $  2,479         $  2,707         $ 2,594
  Adjustments to reconcile net income
   to net cash provided by operations:
    Depreciation                                                                    674              431             369
    Provision for loan losses                                                       275              134             228
    Provision for losses on assets acquired in foreclosure                           18              129              30
    Deferred federal income tax expense (benefit)                                   153              138            (299)
    Loss (gain) on sales of securities                                               17             (102)             62
    Gains, other                                                                    (96)              (7)              0
    Gain on the sale of assets acquired in foreclosure                              (17)             (13)             (3)
    Decrease (increase) in interest receivable                                      104               61             (64)
    Decrease (increase) in other assets                                              39             (250)            403
    Increase (decrease) in interest payable                                          24              (69)             13
    Increase (decrease) in other liabilities                                        381              (43)             33
    Other, net                                                                     (145)             (27)             16
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                   3,906            3,089           3,382

Cash Flows From Investing Activities
  Proceeds from the sale of securities available for sale                         5,240            8,481           2,345
  Proceeds from maturities and calls of securities available for sale            17,712           18,464          14,392
  Purchase of securities available for sale                                      (6,246)         (22,537)        (22,602)
  Net increase in loans made to customers                                       (29,553)         (15,238)        (10,380)
  Proceeds from loan sales                                                        4,487            7,718             626
  Proceeds from the sale of premises and equipment                                  151                0               0
  Purchases of premises and equipment                                            (5,560)          (1,933)           (591)
  Proceeds from the sale of assets acquired in foreclosure                          649              500             224
---------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                     (13,120)          (4,545)        (15,986)

Cash Flows From Financing Activities
  Net increase (decrease) in demand, NOW,
   insured money fund and savings deposits                                        4,404            1,972          (1,686)
  Net increase (decrease) in time deposits                                       12,399           (4,952)         17,230
  Net (decrease) increase in short-term borrowings                               (4,000)           4,000               0
  Net increase in long-term borrowings                                            2,802                0               0
  Dividends paid                                                                   (836)            (754)           (659)
  Cash paid in lieu of fractional shares                                            (10)              (8)             (6)
  Payment to repurchase common stock                                                  0                0            (270)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                  14,759              258          14,609

      Net increase (decrease) in cash and cash equivalents                        5,545           (1,198)          2,005
      Cash and cash equivalents at beginning of year                              7,649            8,847           6,842
---------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                                  $13,194         $  7,649         $ 8,847
---------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures:
  Interest payments                                                             $ 8,811         $  8,738         $ 8,709
  Income tax payments                                                           $   930         $  1,300         $ 1,310

See accompanying notes.

           Consolidated Statements of Changes in Stockholders' Equity

                          Codorus Valley Bancorp, Inc.

                                                                  Common     Additional            Unrealized
                                                     Common        Stock       Paid-in   Retained   Gains and  Treasury    Total
(dollars in thousands)                                Stock    Distributable   Capital   Earnings   (Losses)     Stock    Equity
--------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                          $ 2,396     $     0        $ 4,428   $ 11,932       $(884)          $ 17,872

  Net income                                                                               2,594                           2,594
  Cash dividends                                                                            (659)                           (659)
  Acquisition of treasury stock                                                                                 (270)       (270)
  5% stock dividend - 47,161 shares at fair value
    (includes 9,994 shares from treasury stock)          94                       766     (1,136)                270          (6)
  Change in unrealized gains (losses) on securities,
    net of $773 income tax                                                                             1,501               1,501
--------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                            2,490          0          5,194     12,731         617       0      21,032
  Net income                                                                               2,707                           2,707
  Cash dividends                                                                            (754)                           (754)
  5% stock dividend - 49,503 shares at fair value       123                     1,362     (1,493)                             (8)
  Change in unrealized gains (losses) on securities,
   net of $140 income tax benefit                                                                       (271)               (271)
--------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                            2,613          0          6,556     13,191         346       0      22,706
  Net income                                                                               2,479                           2,479
  Cash dividends                                                                            (836)                           (836)
  5% stock dividend - 51,963 shares at fair value       130                     1,507     (1,647)                            (10)
  100% stock dividend - 1,097,259 shares at par value            2,743                    (2,743)                              0
  Change in unrealized gains (losses) on securities,
   net of $44 income tax                                                                                  86                  86
--------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                           $2,743     $2,743         $8,063    $10,444        $432      $0     $24,425
--------------------------------------------------------------------------------------------------------------------------------




See accompanying notes.

                   Notes to Consolidated Financial Statements


NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation
The accounting and reporting policies of Codorus Valley Bancorp, Inc. and subsidiaries (the Corporation) conform with generally accepted accounting principles (GAAP) and prevailing practices of the commercial banking industry.

Principles of Consolidation
The consolidated financial statements include the accounts of Codorus Valley Bancorp, Inc. and its wholly owned bank subsidiary, PEOPLESBANK, and its wholly owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation.

Securities Available for Sale
Securities available for sale are carried at fair value, with unrealized gains and losses, net of taxes, recorded as a component of stockholders' equity, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Realized gains and losses from the sale of securities are computed on the basis of specific identification of the adjusted cost of each security, and shown net as a separate line item in the statement of income.

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

The Corporation accounts for loan impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. The Statement requires that loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than its recorded investment, the Corporation recognizes an impairment by adjusting a valuation allowance. Statement No. 114 does not apply to large groups of homogeneous loans such as consumer installment, and bank credit card loans, which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the Statement. At December 31, 1997 and 1996, impaired loans consisted solely of non-accrual, collateral dependent loans.

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

Trust and Investment Services Assets and Income
Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of the Bank. Trust and Investment Services income is reported on a cash basis, which is not materially different from the accrual basis.

Income Taxes
The Corporation and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated based on their respective earnings to total earnings. The Corporation accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then subject to the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Statement No. 109 requires the recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement and income tax basis of assets and liabilities. In order to realize the deferred tax asset, the Corporation considered a number of factors, including its recent earnings history and its expectation of future earnings. Based on these factors the Corporation has concluded that it is more likely than not the deferred tax asset will be realized. Accordingly, a deferred tax asset valuation allowance was not established as of December 31, 1997. On a quarterly basis, the Corporation will assess whether a valuation allowance for the deferred tax asset account will be required.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income and Dividends Per Common Share
The Corporation computes net income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." All net income per share amounts for all periods have been presented to conform to Statement 128. Dividends per common share are computed by dividing total dividends by the weighted average number of shares of common stock outstanding, adjusted for stock dividends, including the 100% stock dividend declared December 9, 1997 and paid January 26, 1998. The weighted average number of shares of common stock outstanding used for both net income per share and dividends per common share was approximately 2,194,518 for 1997, 2,194,518 for 1996, and 2,190,226 for
1995.
                                                                              19

                   Notes to Consolidated Financial Statements

Stock-Based Compensation
The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for employee stock options. APB 25 is followed since the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options (see also Note 13). Under APB 25, since the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and federal funds sold. Non-cash financing transactions for the years ended December 31, 1997, 1996 and 1995 consisted of certificates of deposit which matured and were renewed for new terms. These transactions amounted to approximately $45,071,000 for 1997, $27,487,000 for 1996 and $40,132,000 for 1995. Non-cash investing transactions for the years ended December 31, 1997, 1996 and 1995 consisted of the transfer of loans to assets acquired in satisfaction of debt. These transfers amounted to approximately $297,000 for 1997, $705,000 for 1996 and $291,000 for 1995.

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

        Time deposits: The carrying value of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate market value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

        Short-term borrowings: The carrying amount reported in the balance sheet approximates their fair value at the reporting date due to the short duration of these instruments.

        Long-term borrowings: The fair value of long-term borrowings is estimated by discounting the future cash flows, using rates available for borrowings of similar maturities at the reporting date.

        Off-balance sheet instruments: The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. Generally, fees charged on standby letters of credit and selected commitments to extend credit, principally for commercial loans, outstanding at December 31, 1997 are not considered material.

                   Notes to Consolidated Financial Statements

NOTE 2-CURRENT ACCOUNTING DEVELOPMENTS

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

Effective January 1, 1996, the Corporation also adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights an Amendment of Statement No. 65." Statement No. 122 requires that mortgage banking enterprises recognize a separate asset for mortgage servicing rights, regardless of how they were acquired. If the mortgage banking enterprise sells or securitizes mortgage loans and retains the mortgage servicing rights, the total cost of the mortgage loans is to be allocated to the loan and the servicing rights based on their relative fair values if it is practical to estimate those values. The Statement also specifies how mortgage servicing rights and excess servicing rights should be evaluated for impairment. In June 1996, Statement No. 122 was superseded by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" as described more fully below. Adoption of Statement No. 122 did not materially affect the assets, earnings or capital of the Corporation.

On June 30, 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights," and amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." This Statement provides accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a "financial- components approach" that focuses on control. Under this approach, when an entity transfers financial assets, it recognizes the financial and servicing asset it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. The Statement is effective for specified transactions occurring after December 31, 1996. On October 31, 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," which defers until January 1, 1998, the effective date of paragraph 9-12 for the following specific transactions: securities lending, repurchase agreements, dollar rolls, and other similar secured transactions. Additionally, the FASB agreed to defer for one year paragraph 15 for all transactions. Statement No. 125 must be applied prospectively. Adoption of this Statement did not, and is not expected to have a material impact on the assets, earnings or capital of the Corporation.

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which supersedes APB Opinion No. 15. Statement No. 128, effective for financial statements issued after December 15, 1997, simplifies the computation of earnings per share (EPS) by replacing the presentation of primary EPS with a presentation of basic EPS. Under this Statement the dilutive effect of stock options will be excluded when calculating basic EPS. Statement No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. Adoption of Statement No. 128 did not have a material impact on the EPS calculations of the Corporation.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes net income plus all other non-owner changes in equity currently excluded from net income. These other non-owner changes in equity currently include transactions specified in SFAS No. 52, "Foreign Currency Translation," SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement No. 130 is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. Management is currently reviewing this Statement and the impact it may have on the Corporation.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of financial information from the operating segments in annual and interim financial statements. This Statement requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. Because this Statement addresses how supplemental financial information is disclosed in annual and interim reports, the adoption will have no material impact on the financial statements. Statement No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997 with early adoption encouraged.

                   Notes to Consolidated Financial Statements

NOTE 3-RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash balances reserved to meet regulatory requirements of the Federal Reserve Board and balances maintained at other banks for compensating balance requirements amounted to $1,392,000 at December 31, 1997 and $1,308,000 at December 31, 1996.


NOTE 4-SECURITIES

The amortized cost and estimated market values of investments in debt and equity securities, classified as available for sale, as of December 31, 1997 and 1996 follows:

                                                                                    Gross           Gross
                                                              Amortized          Unrealized       Unrealized         Fair
     (dollars in thousands)                                      Cost               Gains           Losses           Value
---------------------------------------------------------------------------------------------------------------------------
     1997
     Debt Securities
       U.S. Treasuries                                        $ 9,545               $106             $   0         $ 9,651
       U.S. Agencies                                           20,649                335                (4)         20,980
       States and political subdivisions                        3,557                149                (1)          3,705
       Mortgage-backed securities                               5,036                 13                (3)          5,046
---------------------------------------------------------------------------------------------------------------------------
         Total debt securities                                 38,787                603                (8)         39,382
     Equity Securities                                            861                 60                 0             921
---------------------------------------------------------------------------------------------------------------------------
         Total securities                                     $39,648               $663             $  (8)        $40,303
---------------------------------------------------------------------------------------------------------------------------

     1996
     Debt Securities
       U.S. Treasuries                                        $22,076               $ 99             $ (46)        $22,129
       U.S. Agencies                                           22,030                281               (48)         22,263
       States and political subdivisions                        4,225                136                (1)          4,360
       Mortgage-backed securities                               6,927                 75               (11)          6,991
---------------------------------------------------------------------------------------------------------------------------
         Total debt securities                                 55,258                591              (106)         55,743
     Equity Securities                                          1,075                 41                 0           1,116
---------------------------------------------------------------------------------------------------------------------------
         Total securities                                     $56,333               $632             $(106)        $56,859
---------------------------------------------------------------------------------------------------------------------------

The amortized cost and estimated fair value of debt securities as of December 31, 1997, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity categories based on average expected life. Actual maturities may differ from contractual maturities if put/call options on selected debt issues are exercised in the future.

                                                                                                     December 31, 1997
                                                                                                  Amortized          Fair
     (dollars in thousands)                                                                         Cost            Value
---------------------------------------------------------------------------------------------------------------------------

     Due in one year or less                                                                      $13,483         $13,513
     Due after one year through five years                                                         21,435          21,681
     Due after five years through ten years                                                         3,869           4,188
     Due after ten years                                                                                0               0
---------------------------------------------------------------------------------------------------------------------------
       Total debt securities                                                                      $38,787         $39,382
---------------------------------------------------------------------------------------------------------------------------

Securities with an amortized cost of $21,080,000 on December 31, 1997 and $18,624,000 on December 31, 1996 were pledged to secure public deposits and for other purposes.

                   Notes to Consolidated Financial Statements

NOTE 5-LOANS

The composition of the loan portfolio at December 31, is as follows:

     (dollars in thousands)                                                     1997              1996
---------------------------------------------------------------------------------------------------------------------------

     Commercial, industrial and agricultural                                 $111,074          $  91,744
     Real estate - construction and land development                           21,456             15,449
---------------------------------------------------------------------------------------------------------------------------
       Total commercial related loans                                         132,530            107,193
     Real estate - residential mortgages                                       34,029             35,444
     Installment                                                               24,783             24,014
---------------------------------------------------------------------------------------------------------------------------
       Total consumer related loans                                            58,812             59,458
---------------------------------------------------------------------------------------------------------------------------
       Total loans                                                           $191,342           $166,651
===========================================================================================================================

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region, or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in southern York County, Pennsylvania. Although this may pose a concentration risk geographically, it is believed the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year end 1997, approximately $36.5 million or 19% of total loans were concentrated in the commercial facility leasing industry, and approximately $21.5 million or 11% of total loans were concentrated in the real estate development industry. Loans to borrowers within these industries are usually collateralized by real estate.

The aggregate amount of loans to directors, executive officers, principal shareholders and any associates of such persons was $3,444,000 at December 31, 1997 and $3,197,000 for 1996. During 1997, total new loan additions amounted to $1,353,000 and total payments collected amounted to $1,106,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year end 1997, all loans to this group were current and performing in accordance with original contractual terms.

The Corporation originates and classifies loans as long-term investments; accordingly, the cost method of accounting is used. Periodically, a portion of fixed rate residential mortgage loans are sold, without recourse, as a means of managing interest rate risk. A determination is made as to whether any loans are held-for-sale at reporting periods. Generally, the Corporation retains servicing rights, which currently are immaterial, on the loans it sells. The volume of loans serviced by the Corporation for others was $16,820,000 at December 31, 1997; $15,721,000 at December 31, 1996 and $10,850,000 at December 31, 1995.


NOTE 6-IMPAIRED AND PAST DUE LOANS

Impaired and past due loans as of December 31, were as follows:

     (dollars in thousands)                                                      1997             1996               1995
---------------------------------------------------------------------------------------------------------------------------

     Impaired loans                                                           $2,842              $2,063           $3,583
     Loans past due 90 days or more and still accruing interest                  107                 524            1,755

     Amount of impaired loans that have a related allowance                   $2,842              $2,063           $3,583
     Amount of impaired loans with no related allowance                            0                   0                0
     Allowance for impaired loans                                                500                 371              485

     Average investment in impaired loans                                     $2,255              $3,259           $2,730
     Interest income recognized on impaired loans (all cash-basis method)        103                  18              120

                   Notes to Consolidated Financial Statements

NOTE 7-ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

     (dollars in thousands)                                            1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------

     Balance-beginning of year                                         $2,110                 $2,286               $2,249
     Provision charged to operating expense                               275                    134                  228
     Loans charged off                                                   (406)                  (387)                (342)
     Recoveries                                                           119                     77                  151
---------------------------------------------------------------------------------------------------------------------------
     Balance-end of year                                               $2,098                 $2,110               $2,286
---------------------------------------------------------------------------------------------------------------------------


NOTE 8-ASSETS ACQUIRED IN FORECLOSURE

Foreclosed assets, net of reserve, amounted to $380,000 at December 31, 1997, compared to $780,000 at December 31, 1996, and $695,000 at December 31, 1995. The net expenses associated with these assets were approximately $50,000 for 1997, $195,000 for 1996, and $64,000 for 1995.

Changes in the allowance for assets acquired in foreclosure, for each of the three years ended December 31, were as follows:

     (dollars in thousands)                                            1997                   1996                   1995
---------------------------------------------------------------------------------------------------------------------------

     Balance-beginning of year                                         $108                   $ 23                   $10
     Provision charged to operating expense                              18                    129                    30
     Write-downs to fair value and losses incurred on sales             (83)                   (44)                  (27)
     Recoveries                                                           5                      0                    10
---------------------------------------------------------------------------------------------------------------------------
     Balance-end of year                                              $  48                   $108                   $23
---------------------------------------------------------------------------------------------------------------------------


NOTE 9-PREMISES AND EQUIPMENT

The following is a summary of the premises and equipment accounts at December
31,

     (dollars in thousands)                                              1997                  1996
---------------------------------------------------------------------------------------------------------------------------

     Land                                                             $ 1,153                $   724
     Buildings and improvements                                         7,921                  4,216
     Equipment                                                          4,723                  3,500
---------------------------------------------------------------------------------------------------------------------------
                                                                       13,797                  8,440
     Less-accumulated depreciation                                     (4,000)               (3, 415)
---------------------------------------------------------------------------------------------------------------------------
     Net premises and equipment                                       $ 9,797                $ 5,025
---------------------------------------------------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements

NOTE 10-EMPLOYEE BENEFIT PLANS

Defined Benefit Plan:
On January 14, 1997, the Board of Directors of PEOPLESBANK announced that all Defined Benefit Plan (Plan) benefit accruals be suspended as of March 1, 1997, and the Plan terminated as of April 30, 1997. Plan termination was in accordance with ERISA, and necessary approvals were obtained from the Pension Benefit Guaranty Corporation and the Internal Revenue Service. The settlement of $2,488,000 in accumulated benefit obligations by purchase of annuity contracts for, lump sum payments to, or rollover to a qualified IRA plan for each covered employee was completed in 1997.

Prior to 1997, the Corporation had a noncontributory defined benefit plan covering substantially all of its employees. Benefits under the plan were based on years of service, age at retirement and the employee's average annual compensation over the most recent ten years. The Corporation's funding policy was to annually contribute amounts not to exceed the maximum amount deductible for federal income tax purposes, to an irrevocable trust. Contributions were intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31,

     (dollars in thousands)                                                                                           1996
---------------------------------------------------------------------------------------------------------------------------

     Actuarial present value of benefit obligations:
     Accumulated benefit obligation, including vested benefits of $1,018 in 1996                                    $1,109
---------------------------------------------------------------------------------------------------------------------------

     Projected benefit obligation for service rendered to date                                                      (1,852)
     Plan assets at fair value                                                                                       2,395
---------------------------------------------------------------------------------------------------------------------------
     Plan assets in excess of projected benefit obligation                                                             543
     Prior service cost                                                                                                  3
     Unrecognized net gain from past experience different from that assumed                                           (380)
     Unrecognized net transition asset                                                                                (219)
---------------------------------------------------------------------------------------------------------------------------
     Accrued pension cost included in other liabilities                                                              $ (53)
---------------------------------------------------------------------------------------------------------------------------

Net periodic pension cost for years ended December 31, included the following components:

     (dollars in thousands)                                               1997                   1996                 1995
---------------------------------------------------------------------------------------------------------------------------

     Service cost benefits earned during the period                      $ 20                  $ 131                $  86
     Interest cost on projected benefit obligation                         22                    120                   97
     Actual return on plan assets                                         (84)                  (291)                (463)
     Net amortization and deferral                                         50                    100                  279
     Gain on settlement                                                   (61)                     0                    0
---------------------------------------------------------------------------------------------------------------------------
       Net periodic pension cost (income)                                $(53)                 $  60                $  (1)
---------------------------------------------------------------------------------------------------------------------------

In determining the projected benefit obligation, the weighted average assumed discount rate used was 7.25 percent at December 31, 1996, while the rate of increase in future salary levels was 5 percent at December 31, 1996. The expected long-term rate of return on assets, used in determining net periodic pension cost, was 9 percent for 1997, 1996 and 1995.

Plan assets consisted primarily of investments in Evergreen Funds managed by First Union National Bank. Throughout 1996, and part of 1997, plan assets were divided between a capital appreciation equity fund and a fixed income fund. During 1997, the Evergreen Funds were liquidated and the proceeds were invested in an overnight money market account, until the benefit obligation was settled in late 1997.

Defined Contribution Plan:
The Corporation maintains an employee 401(k) savings and investment plan, covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. The Corporation matches a percentage of the employee contributions. In 1997, 1996 and 1995, the Corporation matched 50% of the first 6% of the employee's contribution. The Corporation's expense for the 401(k) deferred contribution plan was $51,000 for 1997, $44,000 for 1996, and $44,000 for
1995.

                   Notes to Consolidated Financial Statements

NOTE 11-SHORT-TERM AND LONG-TERM BORROWINGS

The schedule below provides a three year summary of short-term borrowings comprised of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). At December 31, 1997, total credit available from the FHLBP, for both short and long-term credit needs, was approximately $62.5 million, which is based on, and collateralized by, the Bank's investment securities portfolio. Interest is calculated daily based on the federal funds rate or the open repo market depending on the borrowing program. At December 31, 1997, total unused credit with the FHLBP was approximately $59.7 million.

A summary of aggregate short-term borrowings is as follows for the three years ended December 31,

     (dollars in thousands)                                             1997                    1996                 1995
---------------------------------------------------------------------------------------------------------------------------

     Amount outstanding at end of year                                 $    0                 $4,000                 $  0
     Weighted average interest rate at end of year                       0.00%                  6.75%                0.00%

     Maximum amount outstanding at any month-end                       $8,542                 $5,500                 $500
     Daily average amount outstanding                                  $1,281                 $1,540                 $ 65
     Approximate weighted average interest rate for the year             5.71%                  5.61%                5.71%

In January 1997, the Bank borrowed $3 million from Federal Home Loan Bank of Pittsburgh under a ten year, 6.82% fixed rate amortizing note arrangement with a final maturity date of January 22, 2007. The proceeds were used to help fund the residential mortgage loan program. Long-term borrowings amounted to $2,802,000 as of December 31, 1997.


NOTE 12-DIVIDEND PAYMENT RESTRICTIONS

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant the Pennsylvania Business Corporation Law of 1988, as amended (the BCL). The BCL operates generally to preclude dividend payments if the effect thereof would render the Corporation insolvent and result in negative net worth, as defined. Payment of dividends to the Corporation by the Bank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, the Bank's Additional Paid-In Capital (Surplus) account balance of $3,424,000, was restricted as of December 31, 1997.

                   Notes to Consolidated Financial Statements

NOTE 13-STOCKHOLDERS' EQUITY

The Corporation declared a five percent stock dividend in April 1997 which was paid on June 12, 1997. The stock dividend resulted in the issuance of 51,963 common shares. On December 9, 1997, the Corporation declared a one hundred percent stock dividend which was paid January 26, 1998. This stock dividend resulted in the issuance of 1,097,259 common shares. All per share amounts were retroactively adjusted for stock dividends.

The Corporation maintains a Dividend Reinvestment and Stock Purchase Plan (the
Plan). Shareholders of common stock may participate in the Plan, which provides that additional shares of common stock may be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, the Corporation has reserved 115,762 shares of common stock to be issued under the Plan. The number of shares available for issuance under the Plan are adjusted for stock dividends and stock splits. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

A 1996 Stock Incentive Plan, administered by disinterested members of the Corporation's Board of Directors, was approved by the shareholders at the annual meeting held on May 21, 1996. Under the plan, 70,600 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. In accordance with the terms of the plan, the option exercise price for Qualified Options cannot be less than the fair market value of the stock on the date granted. For Non-Qualified Options, the option exercise price shall be determined by the Committee and cannot be less than the par value of the stock on the date granted. Options granted cannot be exercised before six months and expire in ten years. As of December 31, 1997, 40,600 qualified stock options were granted, as depicted in the schedule below. Options outstanding as of December 31, 1997, had a weighted average exercise price of $17.16 and a weighted average remaining contractual life of 9.5 years. Exercisable stock options amounted to 2,100 as of December 31, 1997.

Stock options, adjusted for stock dividends, are as follows:

                                                                       Shares           Option Price
                                                                    Under Option       Range per share
---------------------------------------------------------------------------------------------------------------------------

     Balance, May 21, 1996                                                  0                      0
     Granted                                                           12,600          $13.57-$13.87
     Exercised                                                              0                      0
---------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1996                                        12,600          $13.57-$13.87

     Granted                                                           28,000                 $18.75
     Exercised                                                              0                      0
---------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1997                                        40,600          $13.57-$18.75

                   Notes to Consolidated Financial Statements

The Corporation is subject to the disclosure rules, but not accounting rules, of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." In accordance with Statement No. 123, pro forma information regarding net income and net income per share has been determined as if the Corporation had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated as of the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996: risk-free interest rate of 5.5%, dividend yield of 2.2%, a volatility factor of the expected market price of the Corporation's common stock of .13 and a weighted average expected life of ten years. No options were granted prior to 1996. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Since the Corporation's employee stock options have characteristics different from those of traded options, and changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying Statement No. 123's fair value method to the Corporation's stock-based awards results in pro forma net income and earnings per share as follows:

     (dollars in thousands)                                             1997                   1996                 1995
---------------------------------------------------------------------------------------------------------------------------

     Net income                                                       $2,479                 $2,707               $2,594
     Option value compensation expense                                    28                      4                    0
---------------------------------------------------------------------------------------------------------------------------
       Pro forma net income                                           $2,451                 $2,703               $2,594
---------------------------------------------------------------------------------------------------------------------------

     Pro forma net income per share, basic and diluted                $ 1.12                 $ 1.23               $ 1.18
---------------------------------------------------------------------------------------------------------------------------

Stockholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. There are currently three federal regulatory definitions of capital adequacy that take the form of minimum ratios. As of December 31, 1997, the Corporation is in compliance with all capital adequacy requirements. The following table discloses capital adequacy requirements and the Corporation's corresponding ratios as of December 31, 1997 and 1996:

     (dollars in thousands)                                             1997                    1996
---------------------------------------------------------------------------------------------------------------------------

     Tier I risk-based capital                                       $23,988                 $22,354
     Tier II risk-based capital                                        2,098                   2,053
---------------------------------------------------------------------------------------------------------------------------
       Total risk-based capital                                      $26,086                 $24,407
---------------------------------------------------------------------------------------------------------------------------

     Ratios:
     Tier I risk-based capital                                         12.38%                  13.61%
     Federal minimum required                                           4.00                    4.00

     Total risk-based capital ratio                                    13.46%                  14.86%
     Federal minimum required                                           8.00                    8.00

     Leverage ratio                                                     9.73%                   9.45%
     Federal minimum required                                           4.00                    4.00

28

                   Notes to Consolidated Financial Statements

NOTE 14-INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1997 and December 31, 1996 are as follows:

     (dollars in thousands)                                              1997                   1996
---------------------------------------------------------------------------------------------------------------------------

     Deferred tax assets
       Loan loss                                                      $  554                  $  559
       Deferred loan fees                                                 26                     105
---------------------------------------------------------------------------------------------------------------------------
         Total deferred tax assets                                       580                     664
---------------------------------------------------------------------------------------------------------------------------
     Deferred tax liabilities
       Depreciation                                                      207                     188
       Net unrealized losses on loans                                    (13)                     38
       Net unrealized gains on securities available for sale             222                     178
       Other                                                             126                      39
---------------------------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                  542                     443
---------------------------------------------------------------------------------------------------------------------------
         Net deferred tax assets                                      $   38                  $  221
===========================================================================================================================

Analysis of federal income taxes reflected in the income statements is as follows:

     (dollars in thousands)                                              1997                   1996                 1995
---------------------------------------------------------------------------------------------------------------------------

     Current tax provision                                             $1,008                 $1,123                $1,454
     Deferred tax provision                                               153                    138                  (299)
---------------------------------------------------------------------------------------------------------------------------
         Total tax provision                                           $1,161                 $1,261                $1,155
===========================================================================================================================

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

     (dollars in thousands)                                             1997                   1996                   1995
---------------------------------------------------------------------------------------------------------------------------

     Income before income taxes                                       $3,640                 $3,968                 $3,749
===========================================================================================================================

     Computed tax at 34%                                              $1,238                 $1,349                 $1,275
     Increase (reduction) in taxes resulting from:
       Tax exempt interest income                                        (88)                  (106)                  (141)
       Interest expense disallowance                                      10                     13                     18
       Other - net                                                         1                      5                      3
---------------------------------------------------------------------------------------------------------------------------

     Provision for income taxes                                       $1,161                 $1,261                 $1,155
===========================================================================================================================

The provision for income taxes includes ($6,000), $35,000, and ($21,000) of applicable income tax (benefit) expense related to investment security (losses) gains of ($17,000), $102,000, and ($62,000) in 1997, 1996, and 1995,
respectively.

                   Notes to Consolidated Financial Statements

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

To varying degrees, these instruments contain elements of credit and market risk similar to those on-balance sheet financial instruments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, off-balance sheet instruments have fixed expiration dates or termination clauses, at specific rates and for specific purposes. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Off-balance sheet instruments do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions. As of December 31, 1997, outstanding commitments to extend credit were comprised of approximately $25,218,000 in variable rate instruments, and $11,637,000 of fixed rate instruments with rates varying from 7.15% to 10.00%. Standby letters of credit were comprised of approximately $1,380,000 in variable rate instruments, and $352,000 of fixed rate instruments with rates ranging from 8.50% to 9.00%.

The following is a summary of significant commitments:

                                                                                December 31,
     (dollars in thousands)                                             1997                    1996
---------------------------------------------------------------------------------------------------------------------------

     Commitments to extend credit                                    $36,855                 $24,827
     Standby letters of credit                                         1,732                   3,337


NOTE 16-CONTINGENT LIABILITIES

Various legal actions or proceedings, arising in the ordinary course of business, are pending involving the Corporation or its subsidiaries. In the opinion of management, these matters are without merit or, if determined adversely to the Corporation, will not have a material impact on the Corporation's liquidity, capital resources, or results of operations.

                   Notes to Consolidated Financial Statements

NOTE 17-FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

An analysis of financial instruments is as follows:

                                                             December 31, 1997                       December 31, 1996
                                                        Carrying            Fair                Carrying            Fair
     (dollars in thousands)                              Amount             Value                Amount             Value
---------------------------------------------------------------------------------------------------------------------------

     Financial assets:
     Cash and due from banks                          $  7,844           $  7,844             $  7,349           $  7,349
     Federal funds sold                                  5,350              5,350                  300                300
     Securities                                         40,303             40,303               56,859             56,859
     Loans                                             191,342            188,401              166,651            163,456
     Less: allowance for loan losses                    (2,098)            (2,098)              (2,110)            (2,110)
     Interest receivable                                 1,538              1,538                1,642              1,642
---------------------------------------------------------------------------------------------------------------------------
         Total financial assets                       $244,279           $241,338             $230,691           $227,496
---------------------------------------------------------------------------------------------------------------------------

     Financial liabilities:
     Demand and savings deposits                      $ 92,086           $ 92,086             $ 87,682           $ 87,682
     Time deposits                                     134,177            134,884              121,778            122,328
     Short-term borrowings                                   0                  0                4,000              4,000
     Long-term borrowings                                2,802              2,864                    0                  0
     Interest payable                                      820                820                  796                796
---------------------------------------------------------------------------------------------------------------------------
         Total financial liabilities                  $229,885           $230,654             $214,256           $214,806
---------------------------------------------------------------------------------------------------------------------------


The methods and assumptions used to estimate fair value can be found in the "Fair Value of Financial Instruments" section of Note 1 to the Financial Statements.

                   Notes to Consolidated Financial Statements

NOTE 18-CONDENSED FINANCIAL INFORMATION--PARENT COMPANY ONLY

Codorus Valley Bancorp, Inc.
Condensed Statements of Financial Condition

                                                                                December 31,
(dollars in thousands)                                                 1997                     1996
---------------------------------------------------------------------------------------------------------------------------

Assets
  Cash and due from banks                                           $   186                  $   127
  Investment in subsidiaries                                         19,382                   21,070
  Premises and equipment                                              5,020                    1,410
  Other assets                                                          153                      108
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                    $24,741                  $22,715
---------------------------------------------------------------------------------------------------------------------------

Liabilities - Other                                                $    316                  $     9

Stockholders' Equity
  Series preferred stock                                                  0                        0
  Common stock                                                        2,743                    2,613
  Common stock distributable                                          2,743                        0
  Additional paid-in capital                                          8,063                    6,556
  Retained earnings                                                  10,444                   13,191
  Net unrealized gains on securities available for sale,
    net of taxes                                                        432                      346
---------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                       24,425                   22,706
    Total liabilities & stockholders' equity                        $24,741                  $22,715
---------------------------------------------------------------------------------------------------------------------------


Codorus Valley Bancorp, Inc.
Condensed Statements of Income

                                                                                     Years ended December 31,
(dollars in thousands)                                                 1997                     1996                 1995
---------------------------------------------------------------------------------------------------------------------------

Income
  Dividends from PEOPLESBANK, A Codorus Valley Company              $ 4,392                  $ 1,746              $ 1,431
  Rental income                                                         128                       19                   26
  Gains from sales of fixed assets                                       22                        0                    0
  Other                                                                   7                        9                    6
---------------------------------------------------------------------------------------------------------------------------
    Total income                                                      4,549                    1,774                1,463

Expenses - Other                                                        377                      136                   84
---------------------------------------------------------------------------------------------------------------------------

    Income before applicable income tax benefit and
    undistributed earnings of subsidiaries                            4,172                    1,638                1,379
  Applicable income tax benefit                                          81                       36                   17
---------------------------------------------------------------------------------------------------------------------------
    Income before undistributed earnings of subsidiaries              4,253                    1,674                1,396
  Undistributed earnings of subsidiaries                                  0                    1,033                1,198
  Distributions of subsidiaries in excess of earnings                (1,774)                       0                    0
---------------------------------------------------------------------------------------------------------------------------
    Net income                                                      $ 2,479                  $ 2,707              $ 2,594
---------------------------------------------------------------------------------------------------------------------------

Codorus Valley Bancorp, Inc.
Condensed Statements of Cash Flows

                                                                                     Years ended December 31,
(dollars in thousands)                                                 1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:
  Net income                                                        $  2,479               $ 2,707               $ 2,594
  Adjustments to reconcile net income to net cash
  provided by operations:
    Depreciation                                                          74                     9                     9
    Undistributed earnings of subsidiaries                                 0                (1,033)               (1,198)
    Distributions of subsidiaries in excess of earnings                1,774                     0                     0
    Gain on sale of premises and equipment                               (22)                    0                     0
    Other, net                                                           262                   (13)                  (50)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                        4,567                 1,670                 1,355

Cash Flows From Investing Activities:
  Purchase of available for sale securities                                0                    (5)                   (1)
  Payments for investment in subsidiary                                    0                     0                   (33)
  Purchases of premises and equipment                                 (3,789)                 (906)                 (344)
  Proceeds from sales of premises and equipment                          127                     0                     0
---------------------------------------------------------------------------------------------------------------------------
    Net cash used for investing activities                            (3,662)                 (911)                 (378)

Cash Flows Used For Financing Activities:
  Dividends paid                                                        (836)                 (754)                 (659)
  Cash paid in lieu of fractional shares                                 (10)                   (8)                   (6)
  Payment to repurchase common stock                                       0                     0                  (270)
---------------------------------------------------------------------------------------------------------------------------
    Net cash used for financing activities                              (846)                 (762)                 (935)
---------------------------------------------------------------------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalent                   59                    (3)                   42
    Cash and cash equivalents at beginning of year                       127                   130                    88
---------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                        $    186               $   127               $   130
===========================================================================================================================

Report of Independent Auditors

[ERNST & YOUNG LOGO]

Central Pennsylvania Practice                Phone: 717 651 7300
Commerce Court, Suite 200                           610 320 3600
2601 Market Place                            Fax:   717 651 7444
Harrisburg, Pennsylvania 17110-9359

                         Report of Independent Auditors

The Stockholders and Board of Directors
Codorus Valley Bancorp, Inc.

We have audited the consolidated statements of financial condition of Codorus Valley Bancorp, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Codorus Valley Bancorp, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                             /s/ Ernst & Young LLP


January 15, 1998


       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for Codorus Valley Bancorp, Inc., a bank holding company (the Corporation), and its wholly-owned subsidiary, PEOPLESBANK, A Codorus Valley Company (PEOPLESBANK or the Bank), formerly Peoples Bank of Glen Rock until February 1997. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. Current performance does not guarantee, assure, or may not be indicative of similar performance in the future.

In addition to historical information, this Annual Report to Shareholders contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Important factors that might cause such a difference include, but are not limited to, those discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Corporation files periodically with the Securities and Exchange Commission.



                                    OVERVIEW

 ................................................................................

The Economy
The national economy continued to expand in 1997 for the seventh consecutive year, one of the longest expansions on record. The 1997 stock market was propelled to record heights by the same factors as in the two previous years: low inflation, low interest rates, low unemployment, strong corporate profits and a continuous flow of money into stock market mutual funds. While most of the economic news was positive, volatility in the capital markets increased due in part to a financial crisis in Southeast Asia. The year 1997 ended with growing national concern about how the Asian situation might affect future corporate sales and profits.

Market interest rates, based on the US treasury yield curve, ended the year 1997 at lower levels, particularly at the long end of the curve. By December 1997 the 30 year treasury bond rate declined to less than 6 percent in response to low inflation reports. The NY Prime Rate increased 25 basis points in March 1997 to
8.5 percent and remained at that level throughout 1997. Comparatively, interest rates fluctuated throughout 1996 in response to published economic statistics. Both ends of the yield curve moved in tandem and ended the year higher than where they began. In the fourth quarter of 1996 rates began to decline moderately in response to favorable inflation reports. The 30 year treasury bond rate was less than 7 percent throughout most of the year and the NY Prime Rate was 8.25 percent since February 1996. During 1995, market interest rates peaked in January and began a steady descent throughout the remainder of that year. The decline throughout 1995 was in sharp contrast to the rapid rise in rates which characterized 1994.

The Industry
Based on information provided by the FDIC for the first three quarters of 1997, the commercial banking industry appears to be headed toward achieving record profits for the sixth consecutive year. The growth in commercial bank earnings is attributable to several factors, such as: growth in interest-earning assets, higher noninterest income, and improved asset quality, with the notable exception of credit card loans.

As a result of legal and industry changes, it is probable the industry will continue to experience an increase in consolidations and mergers as the financial services industry strives to increase profits and market share. It is equally likely the industry will increase the diversity of financial products and services. Management believes that such consolidations and mergers, and diversification of products and services may enhance its competitive position as a community bank.

Business Strategies
Throughout 1997, management and the Board of Directors continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. The more significant initiatives included: completion and occupancy of the Codorus Valley Corporate Center (Corporate Center), addition of the East York Community Banking Office, change of the Corporation's subsidiary's name (PEOPLESBANK, A Codorus Valley Company), installation of telephone banking and platform automation systems, and quotation of the Corporation's common stock on the NASDAQ National Market System.

During 1996, PEOPLESBANK installed state-of-the-art computer systems, both in the Bank and for the Trust and Investment Services Division, to provide the capacity and flexibility needed to better support present and future clients.

For 1998 and beyond, the focus will be on franchise growth and profitability. Franchise growth will take both a traditional path, through growth of the branch banking network, and a more strategic path, through acquisitions of financial services companies. Recently, PEOPLESBANK committed to a comprehensive two year sales and product training program for its retail banking staff. Implementation will begin in the first quarter of 1998 under the direction of a specialized consulting firm. The purpose of the sales training program is twofold: first, to increase sales through improved skills, knowledge and confidence; secondly, to hasten the transformation to a client-focused corporate culture based on sales and service.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

The many strategic initiatives that were implemented over the past two years to enhance corporate infrastructure were deemed necessary to improve the organization's ability to compete, and to create long-term value for its clients and shareholders. The reader should be mindful of the aforementioned strategic initiatives, and future strategies, relative to their impact on the financial results of the Corporation.

Corporate Performance
The Corporation earned $2,479,000 or $1.13 per share for 1997, compared to $2,707,000 or $1.23 for 1996, and $2,594,000 or $1.18 per share for 1995.
Earnings per share amounts were retroactively adjusted for stock dividends, including the two-for-one stock split effected in the form of a 100 percent stock dividend paid in January 1998. As anticipated, 1997 net income was down from the previous year due primarily to a higher level of noninterest operating expense. The increase in operating expense for 1997 was due to increased investment in technology, the Codorus Valley Corporate Center and the branch banking network. Comparatively, net income increased in 1996 above 1995 due primarily to a larger volume of average earning assets, a reduction in FDIC assessment expense, and gains from the sale of investment securities.

Annual cash dividends per share were $.38 for 1997, compared to $.34 for 1996, and $.30 for 1995. Additionally, a 5 percent stock dividend was paid in 1997, 1996 and 1995. Book value per share was $11.13 for 1997, compared to $10.35 for 1996 and $9.58 for 1995. Per share amounts were retroactively adjusted for stock dividends.

Net income as a percentage of average stockholders' equity, or return on equity
(ROE), was 10.4 percent for 1997, compared to 12.4 percent for 1996, and 13.3 percent for 1995. Net income as a percentage of total average assets, or return on assets (ROA), was 1.00 percent for 1997, compared to 1.14 percent for 1996 and 1995.

At December 31, 1997, nonperforming assets as a percentage of total loans and net assets acquired in foreclosure was approximately 1.68 percent, compared to
1.70 percent for 1996, and 2.66 percent for 1995. Information regarding nonperforming assets is provided in the Nonperforming Assets Section of this Report, including Table 8.

Throughout 1997, a capital level well above regulatory requirements was maintained. Currently there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7 depicts that the Corporation exceeds all current federal minimum regulatory standards.

The allowance (reserve) for possible loan losses as a percentage of total loans was 1.10 percent at December 31, 1997, compared to 1.27 percent at December 31, 1996, and 1.43 percent at December 31, 1995. The decline in the loan loss reserve ratio reflected improving asset quality. Additional information is provided in the Allowance for Loan Losses Section of this commentary, including Tables 9 and 10. Based on a recent evaluation of potential loan losses and the current loan portfolio, management believes that the allowance is adequate to support any reasonably foreseeable level of losses that may arise.

A more detailed analysis of the factors and trends affecting Corporate earnings follows.



                            INCOME STATEMENT ANALYSIS

 ................................................................................
Net Interest Income
Net interest income is the Corporation's principal source of revenue, representing the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits. The change in net interest income from year to year is caused by changes in interest rates, changes in volume, and changes in the composition or mix of interest sensitive assets and liabilities.

TABLE 1-NET INTEREST INCOME (taxable equivalent basis)

                                                                           December 31,                                  5-yr
(dollars in thousands)                                 1997         1996           1995         1994          1993        CGR
-----------------------------------------------------------------------------------------------------------------------------

Total interest income                             $  19,513    $  18,523      $  18,346    $  16,053     $  15,696       3.2%
Tax equivalent adjustment                               118          144            197          189           233        n/a
------------------------------------------------------------------------------------------------------------------
Adjusted total interest income                       19,631       18,667         18,543       16,242        15,929       2.9%
Total interest expense                                9,096        8,756          8,722        6,940         7,283       1.0%
------------------------------------------------------------------------------------------------------------------
  Net interest income (taxable equivalent basis)  $  10,535    $   9,911      $   9,821    $   9,302     $   8,646       4.8%
==================================================================================================================


Average earning assets                            $ 229,047    $ 223,203      $ 216,429    $ 203,399     $ 193,972       4.4%
Average interest bearing liabilities                203,831      196,860        191,701      179,756       173,727       4.0%

Yield on earning assets                               8.57%        8.36%          8.57%        7.99%         8.21%
Rate on interest bearing liabilities                  4.46%        4.45%          4.55%        3.86%         4.19%
------------------------------------------------------------------------------------------------------------------
  Interest rate spread                                4.11%        3.91%          4.02%        4.13%         4.02%
  Net yield on average earning assets                 4.60%        4.44%          4.54%        4.57%         4.46%
-----------------------------------------------------------------------------------------------------------------------------

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


TABLE 2-RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME
     (taxable equivalent basis)


                                                          Year ended                              1997 vs. 1996
                                                         December 31,               ----------------------------------------
                                                                                    Increase             Change due to
(dollars in thousands)                              1997           1996            (Decrease)        Volume           Rates
---------------------------------------------------------------------------------------------------------------------------

Interest Income
  Interest bearing deposits with banks           $    15        $    21              $  (6)          $  (7)         $    1
  Federal funds sold                                 162             92                 70              69               1
  Securities, taxable                              2,779          3,711               (932)         (1,018)             86
  Securities, tax-exempt                             305            382                (77)            (80)              3
  Loans, taxable (1)                              16,329         14,421              1,908           2,051            (143)
  Loans, tax-exempt                                   41             40                  1              20             (19)
---------------------------------------------------------------------------------------------------------------------------
    Total interest income                         19,631         18,667                964           1,035             (71)
Interest Expense
  Deposits:
    Interest bearing demand                        1,250          1,221                 29              72             (43)
    Savings                                          472            538                (66)            (27)            (39)
    Time deposits under $100,000                   6,103          6,051                 52              18              34
    Time deposits $100,000 and above               1,010            859                151             128              23
  Short-term borrowings                               73             87                (14)            (15)              1
  Long-term borrowings                               188              0                188             188               0
---------------------------------------------------------------------------------------------------------------------------
    Total interest expense                         9,096          8,756                340             364             (24)

    Net interest income                          $10,535        $ 9,911              $ 624           $ 671          $  (47)
===========================================================================================================================

                                                             Year ended                          1996 vs. 1995
                                                             December 31,         -----------------------------------------
                                                                                   Increase               Change due to
(dollars in thousands)                              1996           1995           (Decrease)         Volume           Rates
---------------------------------------------------------------------------------------------------------------------------

Interest Income
  Interest bearing deposits with banks           $    21        $    13              $   8          $    6          $    2
  Federal funds sold                                  92            168                (76)            (69)             (7)
  Securities, taxable                              3,711          3,329                382             450             (68)
  Securities, tax-exempt                             382            441                (59)            (52)             (7)
  Loans, taxable (1)                              14,421         14,453                (32)            215            (247)
  Loans, tax-exempt                                   40            139                (99)           (102)              3
---------------------------------------------------------------------------------------------------------------------------
    Total interest income                         18,667         18,543                124             448            (324)
Interest Expense
  Deposits:
    Interest bearing demand                        1,221          1,304                (83)             32            (115)
    Savings                                          538            560                (22)              3             (25)
    Time deposits under $100,000                   6,051          6,012                 39              74             (35)
    Time deposits $100,000 and above                 859            843                 16              62             (46)
  Short-term borrowings                               87              3                 84              68              16
---------------------------------------------------------------------------------------------------------------------------
    Total interest expense                         8,756          8,722                 34             239            (205)

    Net interest income                          $ 9,911        $ 9,821              $  90           $ 209          $ (119)
===========================================================================================================================


(1)  Includes loan fees of $329,000 in 1997, $307,000 in 1996, and $324,000 in
     1995.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

TABLE 3-AVERAGE BALANCES AND INTEREST RATES (taxable equivalent basis)

                                                  1997                           1996                         1995
                                       -------------------------       -------------------------    ------------------------
                                       Average                         Average                      Average
(dollars in thousands)                 Balance  Interest    Rate       Balance  Interest    Rate    Balance  Interest    Rate
-----------------------------------------------------------------------------------------------------------------------------

Assets
  Interest bearing deposits with banks    $237       $15    6.33%         $346       $21    6.07%      $236       $13    5.51%
  Federal funds sold                     2,938       162    5.51         1,675        92    5.49      2,856       168    5.88
  Investment securities:
    Taxable                             44,005     2,779    6.32        60,632     3,711    6.12     53,406     3,329    6.23
    Tax-exempt                           3,709       305    8.22         4,689       382    8.15      5,322       441    8.29
-----------------------------------------------------------------------------------------------------------------------------
      Total investment securities       47,714     3,084    6.46        65,321     4,093    6.27     58,728     3,770    6.42

  Loans:
    Taxable (1)                        177,609    16,329    9.19       155,492    14,421    9.27    153,218    14,453    9.43
    Tax-exempt                             549        41    7.47           369        40   10.84      1,391       139    9.99
-----------------------------------------------------------------------------------------------------------------------------
      Total loans                      178,158    16,370    9.19       155,861    14,461    9.28    154,609    14,592    9.44
-----------------------------------------------------------------------------------------------------------------------------
      Total earning assets             229,047    19,631    8.57       223,203    18,667    8.36    216,429    18,543    8.57
  Other assets (2)                      17,385                          13,258                       10,838
      Total assets                    $246,432                        $236,461                     $227,267
=============================================================================================================================

Liabilities and Stockholders' Equity
  Interest bearing deposits:
    Interest bearing demand            $50,851     1,250    2.46       $48,005     1,221    2.54    $46,850     1,304    2.78
    Savings                             20,776       472    2.27        21,854       538    2.46     21,742       560    2.58
    Time deposits under $100,000       109,769     6,103    5.56       109,438     6,051    5.53    108,116     6,012    5.56
    Time deposits $100,000 and above    18,410     1,010    5.49        16,023       859    5.36     14,928       843    5.65
-----------------------------------------------------------------------------------------------------------------------------
      Total interest bearing deposits  199,806     8,835    4.42       195,320     8,669    4.44    191,636     8,719    4.55
  Short-term borrowings                  1,281        73    5.70         1,540        87    5.65         65         3    4.62
  Long-term borrowings                   2,744       188    6.85             0         0    0.00          0         0    0.00
-----------------------------------------------------------------------------------------------------------------------------
      Total interest bearing
       liabilities                     203,831     9,096    4.46       196,860     8,756    4.45    191,701     8,722    4.55

  Noninterest bearing deposits          17,493                          16,504                       14,871
  Other liabilities                      1,234                           1,276                        1,126
  Stockholders' equity                  23,874                          21,821                       19,569

      Total liabilities and
        stockholders' equity          $246,432                        $236,461                     $227,267
=============================================================================================================================
      Interest rate spread                                  4.11%                           3.91%                        4.02%
-----------------------------------------------------------------------------------------------------------------------------
      Net yield on earning assets                           4.60%                           4.44%                        4.54%
-----------------------------------------------------------------------------------------------------------------------------

(1)  Includes loan fees of $329,000 in 1997, $307,000 in 1996, and $324,000 in
     1995.

(2) Includes average nonaccrual loans of $2,255,000 in 1997, $3,259,000 in 1996, and $2,730,000 in 1995.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

For analytical purposes, Table 1-Net Interest Income, Table 2- Rate/Volume Analysis of Changes in Net Interest Income, and Table 3- Average Balances and Interest Rates, are all presented on a taxable equivalent basis and are used in the analysis of net interest income. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent. Such an adjustment facilitates comparison between taxable and tax-exempt assets.

Net interest income increased $624,000 or 6.3 percent, on a taxable equivalent basis, in 1997 vs. 1996 due primarily to a larger volume of average earning assets, principally commercial loans. Comparatively, net interest income increased $90,000 or 0.9 percent, on a taxable equivalent basis, in 1996 vs. 1995 due primarily to a larger volume of average earning assets, principally investment securities.

The net yield on average earning assets, ie., net interest margin, was 4.60 percent for 1997, compared to 4.44 percent for 1996 and 4.54 percent for 1995. For 1997, the margin widened slightly due to improved yields on earning assets.

For 1997, total interest income, on a taxable equivalent basis, was $19,631,000, up $964,000 or 5.2 percent above 1996. This increase was due primarily to a larger volume of average earning assets, principally commercial loans. Total earning assets averaged $229 million to yield 8.57 percent for 1997, compared to $223 million and 8.36 percent for 1996. As a result of improved loan demand in the current period, the average volume of loans increased $22.3 million or 14 percent in 1997. The proceeds from matured bonds were used to partially fund loan growth, accordingly the average volume of investment securities declined $17.6 million or 27 percent. In July 1997, the Bank sold a $3.7 million portfolio of held-for-sale residential mortgage loans. The loan sale generated a pretax gain of $54,000. Servicing rights were retained by the Bank.

For 1996, total interest income, on a taxable equivalent basis, was $18,667,000, up $124,000 or 0.7 percent above 1995. This increase was due primarily to a larger average volume of earning assets, principally investment securities. In 1996, total earning assets averaged $223 million to yield 8.36 percent, compared to $216 million and 8.57 percent for 1995. In April 1996, the Bank sold a $7 million portfolio of held-for-sale, fixed rate mortgage loans in an effort to manage interest rate risk. A small gain was realized on the sale and servicing rights were retained by the Bank. In light of weak loan demand and competitive pressures, the proceeds from the loan sale were invested primarily in investment securities. In December 1996, the Bank sold $6 million of available-for-sale investment securities, at a gain, to generate liquidity and enhance net income.


For 1997, total interest expense was $9,096,000, up $340,000 or 3.9 percent above 1996. This increase was due to a larger average volume of interest bearing liabilities, principally time deposits and long-term borrowings. Total interest bearing liabilities averaged $204 million for 1997, up $7 million or 3.5 percent above 1996. In January 1997, the Bank borrowed $3 million from the Federal Home Loan Bank of Pittsburgh (FHLBP) under a ten year, 6.82 percent fixed rate note arrangement to help fund its residential mortgage loan program. The average cost of interest bearing deposits for 1997 was 4.42 percent compared to 4.44 percent for 1996. Robust stock market performance over the past several years has constrained deposit growth for PEOPLESBANK, and the commercial banking industry, as households and businesses increased their investment in the stock and mutual fund markets. In light of this trend, and competitive pressures in general, borrowed funds will become an increasingly important source of funding.

For 1996, total interest expense was $8,756,000, up $34,000 or 0.4 percent above 1995. This increase was due primarily to a larger average volume of interest bearing liabilities, principally time deposits and short-term borrowings. Total interest bearing liabilities averaged $197 million for 1996, up $5 million or
2.7 percent above 1995. In light of weak loan demand in the local marketplace, the Bank did not aggressively price deposits during 1996. Funding was achieved in part, particularly during the second half of 1996, through short-term advances from the FHLBP. The average cost of interest bearing deposits was 4.44 percent for 1996 compared to 4.55 percent for 1995.

Based on the results of a recent point-in-time analysis of interest rate risk (one year horizon), the repricing characteristics of the Corporation's assets and liabilities are generally in line with interest rate risk policy guidelines.

Provision for Loan Losses
The provision for possible loan losses is an estimated expense charged to earnings in anticipation of losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance (reserve) for loan losses.

The provision expense was $275,000 for 1997 compared to $134,000 for 1996. The increase in the loan loss provision during 1997 was due to loan growth and net charge-offs. Comparatively, the provision expense for 1995 was $228,000. Table 9 provides details concerning the reserve and provision for loan losses over the past five years.

Noninterest Income
Total noninterest income for 1997 was $1,227,000, up $137,000 or 12.6 percent above 1996. The increase in noninterest income was primarily attributable to an increase in trust and investment service fees due to business growth and appreciation in the value of assets managed.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

Comparatively, total noninterest income for 1996 was $1,090,000, up $178,000 or
19.5 percent above 1995. To achieve comparability in noninterest income from normal operations, infrequent gains and losses from the sale of assets should be excluded. On an adjusted basis, total noninterest income for 1996 was $981,000 representing a slight increase above the prior year. In December 1996 the Bank sold $6 million in available-for-sale investment securities at a gain of $102,000. The investment securities were sold to provide liquidity and enhance net income.

For 1998, noninterest income from normal operations is projected to exceed the 1997 level due primarily to planned business growth. Additionally, rental income from leasing space in the Corporate Center is expected to increase noninterest income.

Noninterest Expense
Total noninterest expense for 1997 was $7,729,000, up $974,000 or 14.4 percent. The $974,000 increase in noninterest expense reflects the implementation of strategic initiatives in 1997 and 1996 to expand, staff and equip the organization. These long-term investments were made to position the Corporation for future expansion and to increase its service capabilities.

The implementation of strategic initiatives resulted in increases within the following expense categories: salaries and benefits; occupancy; furniture and equipment; postage, stationery and supplies; and marketing and advertising. Salaries and benefits increased $333,000 or 9 percent in 1997 to support planned business growth. The increase included staffing the eighth full service community banking office which opened in April 1997. Occupancy expense increased $178,000 or 42 percent in 1997 due to increased depreciation, maintenance and property taxes associated with the newest branch office addition, and the Corporate Center which was operational in August 1997. The cost to purchase, renovate and furnish the branch office addition was approximately $825,000. Total investment in the Corporate Center was approximately $5.7 million, which includes land, construction and furnishing costs. The building will be depreciated over a forty year estimated useful life for financial reporting purposes. Seventy-five percent of the space is leased to the Bank, the remaining twenty-five percent is available for lease to nonaffiliated parties. To date, approximately one fourth of the space available for lease to nonaffiliated parties has been leased. Furniture and equipment expense increased $271,000 or 46 percent due to depreciation and maintenance costs from increased investment in computer systems and equipment purchased in 1997 and the latter half of 1996. Current period furniture depreciation expense increased as a result of furnishing the Corporate Center. Postage, stationery and supplies expense increased $96,000 or 30 percent due to normal business growth, a branch office addition, and changing the name of the Corporation's banking subsidiary. Marketing and advertising increased $106,000 or 45 percent due primarily to promotional expenses associated with the Bank's name change, the new branch office and the Corporate Center.

Total noninterest expense for 1996 was $6,755,000, up $196,000 or 3 percent above the $6,559,000 incurred for 1995. The overall increase was due primarily to increases within the salaries and benefits, acquired real estate and other expense categories. Salaries and benefits expense increased $159,000 or 4.5 percent due to normal merit raises and planned staff additions deemed necessary to support business growth. Acquired real estate expenses increased $131,000 or 205 percent in 1996 due to greater carrying costs and deterioration in the value of a larger portfolio of acquired assets. Other expenses, an aggregate of many individual expenditures, increased $107,000 or 7.9 percent due primarily to system enhancements and normal business growth. The overall increase in noninterest expense for 1996 was lessened by a significant $230,000 reduction in FDIC deposit insurance premium expense. During that period, well capitalized and well managed commercial bank members were charged a minimum membership fee by the FDIC. An FDIC update is provided later within this section of the report. A final comment about 1996 expenditures pertains to furniture and equipment expense. The Bank's host computer system became fully depreciated in 1995 which reduced depreciation expense from equipment for most of 1996. However, in September 1996, pursuant to the Strategic Plan, the Bank purchased a new host computer system and sixty personal computers which totalled approximately $750,000. The projected annual depreciation expense for the new host system and personal computers will approximate $175,000.

Noninterest expense is expected to increase in the period ahead due to past and planned strategic initiatives, and normal business growth.

Year 2000 Compliance
The Year 2000 issue poses significant risks for all businesses, households and governments. The risk is that on January 1, 2000, date sensitive systems using two digits to represent the year may not be able to distinguish between the Year 2000 and the Year 1900. The date problem could result in system failures or miscalculations causing disruptions in normal business and governmental operations. The problem has broad implications far beyond familiar computer systems and could adversely impact security systems, telephone systems, climate control systems, elevators, automobiles and other date sensitive systems. Unfortunately, there is no universal solution for this problem and resolution of the Year 2000 issue may be both labor intensive and costly for some companies.

Resolving the Year 2000 issue is one of the Corporation's highest priorities. In 1997, a project team was formed to address the Year 2000 issue. Based on an internal assessment of the Corporation's systems and software, the project team

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

determined that some existing systems and software must be replaced prior to the millennium. The cost of replacing these systems is not expected to be significant.

The Corporation has initiated communications with its major vendors to determine the extent to which these third parties will be Year 2000 compliant. To date, responses have been positive; however, there are no guaranties that the systems and software of other companies on which the Corporation relies will be Year 2000 compliant. As a precaution the Corporation will test and develop contingency plans for mission critical systems.

Finally, the Bank has communicated with its large commercial borrowers. These borrowers pose a credit risk to the Bank if they are not Year 2000 compliant, and their businesses are disrupted. Responses from large commercial borrowers are being evaluated presently.

In accordance with regulatory mandate, the Corporation's goal is to be substantially Year 2000 compliant by year end 1998. However, uncertainties remain about whether or not the Corporation's third party vendors and large commercial borrowers will be Year 2000 compliant. Accordingly, the financial impact of the Year 2000 issue on the Corporation's assets, earnings and liquidity cannot be determined at this time.

Insurance Sales
During 1997, Pennsylvania enacted a law to permit State chartered banking institutions to sell insurance. This followed the U.S. Supreme Court decision in favor of nationwide insurance sales by banks and barring states from blocking insurance sales by national banks in towns with populations of no more than 5,000. The Bank is currently evaluating its options regarding the sale of insurance.

Deposit Insurance Fund Act of 1996
On September 30, 1996, the President signed into law the Deposit Insurance Fund Act of 1996 (the Act) to recapitalize the Savings Association Insurance Fund
(SAIF) administered by the FDIC and to provide for repayment of the Financial Institution Collateral Obligation Bonds (FICO) issued by the Treasury Department. Under the Act, SAIF members, ie., thrifts, will pay a one-time special assessment in 1996 estimated at 65.7 cents per $100 of insured deposits to capitalize the SAIF. For 1997 through 1999, thrifts and commercial banks will each pay a portion of the interest on FICO bonds estimated at 6.44 cents and
1.26 cents, respectively, per $100 of insured deposits. Beginning in the year 2000, and continuing until the FICO bonds are retired in 2018-2019, thrifts and commercial banks will pay the same FICO assessment rate. As always, the FDIC will be able to raise the assessments as necessary to maintain the funds at their target capital ratios provided by law. On January 1, 1999, the SAIF and the Bank Insurance Fund (BIF) will merge to form the Deposit Insurance Fund
(DIF) if certain stipulations are met. The Act also provided regulatory relief to the financial services industry relative to environmental risks, frequency of examinations, and the simplification of forms and disclosures. For 1997, the FICO assessment expense for the Bank was approximately $26,000 based on a rate of 1.26 cents per $100 of insured deposits.

Income Taxes
The provision for federal income taxes was $1,161,000 for 1997 compared to $1,261,000 for 1996. The decline in the tax provision expense for 1997 was due to a lower level of income before income taxes. Comparatively, the tax provision expense for 1996 was greater than 1995 due to a higher level of income before income taxes.



                              BALANCE SHEET REVIEW

 ................................................................................

Investment Securities
The investment securities portfolio is an interest earning asset, second only in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public deposits. The total investment securities portfolio is classified as available-for-sale in accordance with Financial Accounting Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement No. 115).

Investment is limited to high quality debt instruments. Direct obligations of the U.S. Government are full faith and credit obligations of the federal government. Issues of federal agencies are also directly guaranteed, indirectly guaranteed, or sponsored, by the federal government. Obligations of states and political subdivisions, known as "municipals," are also maintained in the portfolio. In accordance with investment policy, municipal securities are limited to not more than $1 million per issuer.

At December 31, 1997, maturities, or average expected life, for individual issues ranged from less than one year to approximately eight years. The weighted average maturity of the investment security portfolio was 2.1 years for years ended 1997 and 1996, and 2.2 years at year end 1995. A maturity distribution by security type, and weighted average yields are presented in Table 4.

At year end 1997, the total investment securities portfolio had an amortized cost of $39,648,000 and a fair value of approximately $40,303,000, representing appreciation of $655,000 or 1.7 percent. Comparatively, at year end 1996 the total investment securities portfolio had an amortized cost of $56,333,000 and a fair value of approximately $56,859,000, representing appreciation of $526,000 or 0.9 percent. During 1997, the investment securities portfolio declined as proceeds from scheduled maturities, bond calls, and cash flow from mortgage-backed issues were used primarily to fund loan demand. Appreciation in value for both periods reflected declining market interest rates. Unrealized holding gains and losses, net of applicable taxes, are recorded in accordance with Statement No. 115.

             Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


TABLE 4-ANALYSIS OF INVESTMENT SECURITIES

                                                                                                             Weighted
                                            U.S.           U.S.         State &                               Average
(dollars in thousands)                   Treasury       Agency (1)    Municipal       Stock      Total        Yield(2)
---------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 1997
Maturity
  Within one year                        $ 2,990        $ 9,764       $  729                   $13,483          6.23%
  One to five years                        6,555         13,466        1,414                    21,435          6.66
  Five to ten years                                       2,455        1,414                     3,869          8.16
  Over ten years
  No set maturity                                                                      861         861
---------------------------------------------------------------------------------------------------------
Amortized cost                           $ 9,545        $25,685       $3,557        $  861     $39,648          6.66
=========================================================================================================
Average maturity                                                                             2.1 years

DECEMBER 31, 1996
Maturity
  Within one year                        $ 9,530        $ 6,392       $  884                 $  16,806          5.50%
  One to five years                       12,546         20,115        1,578                    34,239          6.33
  Five to ten years                                       2,450        1,763                     4,213          8.26
  Over ten years
  No set maturity                                                                    1,075       1,075
---------------------------------------------------------------------------------------------------------
Amortized cost                           $22,076        $28,957       $4,225        $1,075     $56,333          6.22
=========================================================================================================
Average maturity                                                                             2.1 years

DECEMBER 31, 1995
Maturity
  Within one year                        $ 7,499        $ 8,477       $  374                   $16,350          6.42%
  One to five years                       15,100         22,214        2,442                    39,756          6.11
  Five to ten years                                       1,458        2,343                     3,801          8.73
  Over ten years
  No set maturity                                                                     838          838
---------------------------------------------------------------------------------------------------------
Amortized cost                           $22,599        $32,149       $5,159        $ 838      $60,745          6.36
=========================================================================================================
Average maturity                                                                             2.2 years


(1)  Collateralized-mortgage obligations (CMOs) and mortgage-backed securities
     (MBSs) are included in the maturity categories based on average expected life.

(2) Yields on tax-exempt obligations were computed on a taxable equivalent basis using a 34 percent tax rate.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

Loans
Total average investment in loans for 1997 was $178.2 million, up $22.3 million or 14.3 percent above 1996, due primarily to growth in the commercial loan portfolio. Consumer loans, principally installment and home equity loans, also experienced growth in average balances for 1997. A growing local economy, and relatively low interest rates and unemployment, were factors which contributed to loan demand. In July 1997, the Bank sold a $3.7 million portfolio of held-for-sale residential mortgage loans which generated a pretax gain of $54,000.

Total average investment in loans for 1996 was $155.9 million, up $1.3 million or 0.8 percent above 1995. Loan growth in 1996 was affected by the sale of a $7 million portfolio of held-for-sale residential mortgage loans in April. The loan sale generated a pretax gain of $7,500.

Table 5 presents the composition of total loans on a comparative basis for a five year period. The table reflects an emphasis on commercial lending, with a relatively stable mix of commercial and consumer related loans over the past five years.

Table 6 reveals that the commercial loan portfolio was comprised of $83.0 million or 62.7 percent in fixed rate loans and $49.4 million or 37.3 percent in floating or adjustable rate loans at year end 1997. Comparatively, for year end 1996 the portfolio was comprised of $62.8 million or 58.6 percent in fixed rate loans and $44.3 million or 41.4 percent in floating or adjustable rate loans. Floating rate loans reprice periodically with changes in the Bank's base rate, or the Prime Rate as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the U.S. treasury yield curve. Both the volume and percentage of fixed rate commercial loans increased in 1997 due to a relatively low interest rate environment which induced some customers to refinance to fixed rate loans.

The Bank serviced loans for others in the amount of $16.8 million at year end 1997, compared to $15.7 million at year end 1996, and $10.9 million at year end 1995. Servicing rights were retained from mortgage loan sales to provide a source of income and a basis for cross-selling additional financial services.

The relatively low level of market interest rates and the prospect for future declines due to low inflation and a declining federal deficit, in conjunction with low unemployment, create a favorable climate for credit services in the period ahead. To some degree, loan growth will be constrained by increasing competitive pressures.
--------------------------------------------------------------------------------


TABLE 5-LOAN PORTFOLIO COMPOSITION

                                                                              December 31,
(dollars in thousands)                        1997      %     1996      %      1995      %     1994      %      1993      %
---------------------------------------------------------------------------------------------------------------------------

Commercial, industrial and agricultural   $111,074   58.1 $ 91,744   55.0  $ 81,119   50.7 $ 77,984   51.8  $ 78,383   55.8
Real estate - construction and
  land development                          21,456   11.2   15,449    9.3    19,817   12.4   19,501   12.9    16,811   11.9
---------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans           132,530   69.3  107,193   64.3   100,936   63.1   97,485   64.7    95,194   67.7


Real estate-residential mortgages           34,029   17.8   35,444   21.3    36,286   22.7   32,240   21.4    26,866   19.1

Installment                                 24,783   12.9   24,014   14.4    22,786   14.2   20,912   13.9    18,497   13.2
---------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans              58,812   30.7   59,458   35.7    59,072   36.9   53,152   35.3    45,363   32.3

  Total loans                             $191,342  100.0 $166,651  100.0  $160,008  100.0 $150,637  100.0  $140,557  100.0
---------------------------------------------------------------------------------------------------------------------------

TABLE 6-SELECTED LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                                                                         December 31, 1997
                                                                                         Years to Maturity
(dollars in thousands)                                                         1 or less     1 to 5     over 5       Total
---------------------------------------------------------------------------------------------------------------------------

Commercial, industrial and agricultural                                          $14,257    $23,986   $ 72,801    $111,044

Real estate-construction and land development                                      7,476      8,016      5,964      21,456
---------------------------------------------------------------------------------------------------------------------------
  Total commercial related                                                       $21,733    $32,002   $ 78,765    $132,500
---------------------------------------------------------------------------------------------------------------------------

Fixed interest rates                                                             $ 4,858    $20,054   $ 58,126    $ 83,038

Floating or adjustable interest rates                                             16,875     11,948     20,639      49,462
---------------------------------------------------------------------------------------------------------------------------
  Total commercial related                                                       $21,733    $32,002   $ 78,765    $132,500
---------------------------------------------------------------------------------------------------------------------------

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


                                     FUNDING

 ................................................................................

Deposits
Deposits are a principal source of funding for loans and investment securities. For 1997, total average deposits were $217.3 million, up $5.5 million or 2.6 percent above 1996, primarily in the interest-bearing demand and time deposit ($100,000 and above) categories. Deposit growth in 1997 was achieved primarily through competitive rates on time deposits and new deposits associated with the addition of a full service banking office in April.

Comparatively, total average deposits for 1996 were $211.8 million, up $5.3 million or 2.6 percent above 1995, and reflected growth in all major deposit categories. In light of modest loan demand in the local marketplace, the Bank did not aggressively price deposits during 1996.

At 1997 year end, total certificates of deposit were $134,177,000 and are scheduled to mature in the following years: $71,616,000 in 1998; $20,520,000 in 1999; $36,250,000 in 2000; $2,150,000 in 2001; and $3,641,000 in 2002. At 1997
year end, the balance of certificates $100,000 and above was $21,303,000. Of this total: $8,789,000 mature within three months; $3,717,000 mature after three months but within six months; $3,546,000 mature after six months but within twelve months; and the remaining $5,251,000 mature beyond twelve months.

In the period ahead, deposit growth is projected to increase at a level above 1997. This projection is based on recent branch expansion, the implementation of a formal sales and product training program, and planned introduction of new deposit products. Competitive pressures, particularly the stock and mutual funds markets, may continue to constrain deposit growth for commercial banks in the period ahead.

Short-Term and Long-Term Borrowings
To meet day-to-day funding needs the Bank may borrow from larger correspondent banks, in the form of federal funds purchased. It also utilizes available credit through the Federal Home Loan Bank of Pittsburgh (FHLBP). The rate is established daily based on prevailing market conditions for overnight funds.

The Bank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $62.5 million as of September 30, 1997, the most recent available date. At December 31, 1997, the Bank had $2.8 million outstanding on its account with the FHLBP.

In January 1997, the Bank borrowed $3 million from the FHLBP under a ten year,
6.82 percent fixed rate amortizing note arrangement with a final maturity date of January 22, 2007. The proceeds were used to help fund the residential mortgage loan program. Long-term debt amounted to $2.8 million at December 31, 1997.

In light of competitive pressures and the public allure with the stock and mutual funds markets, traditional deposit funding, by necessity, will continue to be supplemented with borrowed funds.

Stockholders' Equity
Stockholders' equity, or capital, is a source of funds which enables the Corporation to maintain asset growth and to absorb losses. For year end 1997, total stockholders' equity was $24.4 million, reflecting growth of $1.7 million or 7.6 percent above year end 1996. Comparatively, for year ended 1996, total equity grew $1.7 million or 8 percent above year end 1995. The increase in total equity for both periods was due primarily to earnings retention from profitable operations.

The Corporation's level of capital at December 31, 1997, remained strong, with capital ratios well in excess of regulatory guidelines. There are currently three federal regulatory definitions of capital adequacy that take the form of minimum ratios. Table 7 depicts that the Corporation exceeds all federal minimum regulatory standards.

The Corporation generally pays cash dividends on a quarterly basis. The dividend rate is determined by the Board of Directors (Board) after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis were $.38 for 1997, $.34 for 1996, and $.30 for 1995. All per share amounts were adjusted for stock dividends.

Periodically, the Corporation pays stock dividends as another means of enhancing long-term shareholder value. In June of 1997, 1996 and 1995 the Corporation paid a five percent stock dividend. The five percent stock dividends resulted in the issuance of 51,963 common shares in 1997, 49,503 shares in 1996, and 47,161 shares in 1995. In January 1998, the Corporation paid a two-for-one stock split effected in the form of a one hundred percent stock dividend. The stock split resulted in the issuance of 1,097,259 shares of common stock. The weighted average number of shares of common stock outstanding was 2,194,518 for 1997 and 1996, and 2,190,266 for 1995.

Capital investments made in 1997 and 1996, and additional planned investment, relative to physical expansion, technological system solutions, and the possible acquisition of financial services companies, could reduce net income and capital growth in the period ahead. However, these investments are necessary to grow market share and net income over the long-term, and are important components of the overall strategy of enhancing long-term shareholder value.

A 1996 Stock Incentive Plan was approved by the shareholders at the annual meeting held on May 21, 1996. Under the Plan, 70,600 common shares are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. As of December 31, 1997, 40,600 stock options were granted under the Plan, none of which were exercised. More information about the 1996 Stock Incentive Plan is provided in Note 13 to the financial statements.

During November 1995, the Board of Directors adopted a Shareholder Rights Plan
(SRP) as previously disclosed in a Form 8-K filed on December 4, 1995. Each right entitles the registered holder to purchase from the Corporation one share of common stock at a price of $100.00 per share, subject to adjustment. Rights are triggered by certain events defined in the SRP, including the acquisition of a specified percentage of the Corporation's shares. Rights are not exercisable until the occurrence of such certain specified triggering events and expire on November 4, 2005, unless earlier redeemed by the Corporation. Rights of shareholders are specifically enumerated within the SRP.

The Corporation provides a Dividend Reinvestment and Stock Purchase Plan (Plan) for shareholders. To the extent that shares are not available in the open market, the Corporation has reserved 115,762 shares of common stock to be issued under the Plan. Any shares issued from authorized but unissued status will increase the capital of the Corporation.

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (the BCL). The BCL operates generally to preclude dividend payments if the effect thereof would render the Corporation insolvent and result in negative net worth, as defined. As a practical matter, the Corporation's payment of dividends is contingent upon its ability to obtain funding in the form of dividends from the Bank. Payment of dividends to the Corporation by the Bank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, the Bank's Additional Paid-In Capital (Surplus) account balance of $3,424,000 at December 31, 1997, was restricted.

In January, 1998, Pennsylvania Department of Banking examiners began a routine examination of the Bank based on a September 30, 1997 examination date. Based on information provided to management, no significant exceptions were noted as of the date of this report.



TABLE 7-CAPITAL RATIOS

                                                                                                    December 31,
(dollars in thousands)                                                                     1997          1996        1995
---------------------------------------------------------------------------------------------------------------------------

Tier I Capital - Total stockholders' equity, as adjusted (1)                          $  23,988      $ 22,354    $ 20,415
Tier II Capital - Allowance for loan losses (2)                                           2,098         2,053       1,911
---------------------------------------------------------------------------------------------------------------------------
 Total risk-based capital                                                             $  26,086      $ 24,407    $ 22,326

Risk-adjusted on-balance sheet assets (1)                                              $188,075      $158,701    $149,763
Risk-adjusted off-balance sheet exposure (3)                                              5,675         5,491       3,150
---------------------------------------------------------------------------------------------------------------------------
  Total risk-adjusted assets including off-balance sheet exposure                      $193,750      $164,192    $152,913

Ratios:
Tier I risk-based capital ratio                                                           12.38%        13.61%      13.35%
Federal minimum required                                                                   4.00          4.00        4.00

Total risk-based capital ratio                                                            13.46%        14.86%      14.60%
Federal minimum required                                                                   8.00          8.00        8.00

Leverage ratio (4)                                                                         9.73%         9.45%       8.98%
Federal minimum required                                                                   4.00          4.00        4.00

(1) Net unrealized gains and losses on securities available for sale, net of taxes, are disregarded for capital ratio computation purposes. Their effect is eliminated from stockholders' equity and asset totals in accordance with federal regulatory banking guidelines.

(2) Allowance for loan losses is limited to 1.25% of total risk-adjusted assets.

(3) Off-balance sheet exposure is caused primarily by standby letters of credit and loan committments with a remaining maturity exceeding one year. These obligations have been converted to on-balance sheet credit equivalent amounts and adjusted for risk.

(4)  Tier I capital divided by average total assets.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

                                 RISK MANAGEMENT

 ................................................................................


Credit Risk Management
The Corporation emphasizes the minimization of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies which guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and the experience of the loan officer. Third, loan review committees function at both the senior lending officer level and the Board of Directors level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation adheres to making most of its loans within its primary geographical market area, York County, Pennsylvania. Although this may pose a geographical concentration risk, the diverse local economy and knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not make loans to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews and audits of the loan portfolio occur throughout the year. An important on-going review mechanism is the lender initiated risk rating system, (LIRRS). The LIRRS requires personnel with lending authority to systematically evaluate and rate loans based upon preestablished risk criteria. All potential problem loans and assets acquired in foreclosure are reviewed quarterly, or more frequently, if circumstances dictate, by a Special Asset Committee (SAC) comprised of selected members of senior management. For each loan under review the SAC has the responsibility of establishing a final risk rating, an action plan for reducing risk, and a loss reserve. The results of SAC actions are documented and forwarded to the Board of Directors for their review. In addition to internal controls, the loan portfolio is reviewed annually by independent auditors in connection with their audit of the financial statements; and is examined periodically by bank regulators.

TABLE 8-NONPERFORMING ASSETS AND PAST DUE LOANS

                                                                                       December 31,
(dollars in thousands)                                            1997        1996       1995       1994       1993
---------------------------------------------------------------------------------------------------------------------------

Impaired loans (1)                                             $ 2,842     $ 2,063    $ 3,583    $ 1,766    $   223

Assets acquired in foreclosure, net of reserve                     380         780        695        670      1,050
                                                               -------     -------    -------    -------    -------
  Total nonperforming assets                                   $ 3,222     $ 2,843    $ 4,278    $ 2,436    $ 1,273
                                                               =======     =======    =======    =======    =======

Loans past due 90 days or more and still accruing interest     $   107     $   524    $ 1,755    $   522    $   734

Ratios:
Impaired loans as a % of total year end loans                     1.49%       1.24%      2.24%      1.17%      0.16%

Nonperforming assets as a % of total year end
  loans and net assets acquired in foreclosure                    1.68%       1.70%      2.66%      1.61%      0.90%

Nonperforming assets as a % of total year end
  stockholders' equity                                           13.19%      12.52%     20.34%     13.63%      7.23%

Allowance for loan losses as a multiple of impaired loans          .7x        1.0x        .6x       1.3x       9.0x

Interest not recognized on impaired loans at period-end: (2)

Contractual interest due                                       $   398     $   246    $   306    $   125    $    24
Interest revenue recognized                                        103          18        120         23          2
                                                               -------     -------    -------    -------    -------
  Interest not recognized in operations                        $   295     $   228    $   186    $   102    $    22
                                                               =======     =======    =======    =======    =======

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

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


Nonperforming Assets
A primary measure of loan quality is the percentage of loans that move from an earnings category to a nonperforming category. Table 8-Nonperforming Assets and Past Due Loans, depicts asset categories posing the greatest risk of loss. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due. Internal loan classifications such as nonaccrual, and troubled debt restructurings, are examples of impaired loans. It is the Bank's policy to reclassify loans to an impaired status when either principal or interest payments become 90 days past due, unless the value of the supporting collateral is adequate and the loan is in the process of collection. An impaired classification may be made prior to 90 days past due if management believes that the collection of interest or principal is doubtful. Assets acquired in foreclosure are primarily real estate assets, ie., collateral that supported loans, taken in satisfaction of debt pursuant to foreclosure. The final category, loans past due 90 days or more and still accruing interest, are contractually past due but, are well collateralized and in the process of collection.

Table 8 depicts that total nonperforming assets were $3,222,000 or 1.7 percent of total loans and net assets acquired in foreclosure at December 31, 1997. Comparatively, nonperforming assets were $2,843,000 and 1.7 percent, respectively, at December 31, 1996. The $379,000 increase in nonperforming assets at year end 1997 was attributable to a $779,000 increase in the impaired loans category. Impaired loans increased primarily as a result of a $1,043,000 commercial account addition in September 1997. This single account, which management believes is well collateralized by real estate, comprised 37 percent of the impaired loan portfolio at 1997 year end. At December 31, 1997, the impaired loan portfolio was comprised of fourteen unrelated accounts, primarily commercial loan relationships, ranging in size from $25,000 to $1,043,000. These loan relationships vary by industry and are generally collateralized with real estate assets. A loss reserve, which is evaluated quarterly, has been established for accounts that appear to be under-collateralized. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Assets acquired in foreclosure, net of reserve, were $380,000 for year end 1997, down $400,000 below year end 1996. During 1997, this portfolio was reduced by approximately $758,000 from sale proceeds and miscellaneous receipts. Asset additions for the current year totalled $298,000. At December 31, 1997, the assets acquired portfolio consisted primarily of improved real estate from four unrelated accounts. The assets from two of these accounts are presently under contract of sale and awaiting settlement. A loss reserve, which is evaluated quarterly, has been established for assets acquired whose estimated fair value, less selling expenses, is below their financial carrying costs. At December 31, 1997, the reserve for assets acquired was approximately $48,000. The provision expense for assets acquired, due to declines in the fair value of individual assets, was $18,000 for 1997 compared to $129,000 for 1996 and $30,000 for 1995.

At December 31, 1997, loans past due 90 days or more and still accruing interest were $107,000, compared to $524,000 for year end 1996. Generally, loans in the past due category are well collaterized and in the process of collection. The current level of past due loans is closely monitored and believed to be within a manageable range.

At December 31, 1997, there were no potential problem loans, as defined by the Securities and Exchange Commission, identified by management. However, management was monitoring approximately $7.9 million of loans for which the ability of the borrower to comply with present repayment terms was uncertain. These loans were not included in the above disclosure. They are monitored closely, and management presently believes that the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans.

At year end 1997 approximately $36.5 million or 19 percent of total loans were concentrated in the commercial facility leasing industry, and approximately $21.5 million or 11 percent of total loans were concentrated in the real estate development industry. Real estate development is broadly defined to include loans to: builders, land developers, building subcontractors, and building suppliers. Comparatively, at year end 1996 approximately $25.2 million or 15 percent of total loans were concentrated in the commercial facility leasing industry, and approximately $15.4 million or 9 percent of total loans were concentrated in the real estate development industry. Loans to borrowers within these industries are usually collateralized by real estate.

Allowance for loan losses
Although the Corporation maintains sound credit policies, certain loans deteriorate and are charged off as losses. The allowance (reserve) for loan losses is maintained to absorb these potential losses. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance management considers the results of internal and external credit reviews, past loss experience, changes in the size and character of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook.

Table 9 presents an analysis of the activity in the allowance for loan losses over a five year period. Commentary is provided below for each period presented.

For 1997, the allowance was $2,098,000, representing a small decline from year end 1996. The provision expense was $275,000 for 1997 which was $141,000 higher than the prior

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


year due to loan growth and greater net charge-offs. Of the total
$406,000 charged off in 1997, $172,000 or 42 percent was attributable to one commercial loan borrower whose accounts were deemed uncollectible. The decline in the reserve level and the ratio of reserves to total loans reflects improvement in the quality of individual loans within the loan portfolios.

For 1996, the allowance was $2,110,000, reflecting a decrease of $176,000 from year end 1995 due to a lower level of nonperforming assets. The reduction in the allowance lowered the unallocated reserve component, depicted in Table 10, which was deemed sufficient at year end 1996. The provision expense was $134,000 in the current period which primarily supported loan growth, principally commercial loans. Of the total $387,000 charged-off for the year, $251,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.

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



For 1994, the allowance was $2,249,000, up slightly from year end 1993 to support a larger volume of loans. The significant increase in total loan charge-offs was caused by one event. As previously disclosed on May 5, 1994, management of the Bank discovered violations of credit policy, internal controls and loan authorizations in connection with the commercial loan portfolio of a former Bank officer. Subsequently, the loan officer resigned and the Bank completed an internal review for the purpose of identifying all unauthorized loans and evaluating them for collectibility and collateral adequacy. Effective June 30, 1994, the Bank recorded a $1,005,000 loan loss provision expense, and on July 12, 1994 charged-off $1,087,000 as loan losses. In December 1994, the Bank received $270,000 in net insurance proceeds as a partial recovery of the losses. The former officer was convicted of fraud and sentenced to prison by federal authorities.

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


TABLE 9-ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)                                   1997      1996      1995      1994      1993
---------------------------------------------------------------------------------------------------------------------------

Balance - beginning of year                            $2,110    $2,286    $2,249    $2,000    $1,800
Provision charged to operating expense                    275       134       228     1,229       441

Loans charged off:
  Commercial                                              340       265       276     1,255       223

  Real estate-mortgage                                      0        27         0         0         9
  Consumer                                                 66        95        66        24        29
                                                       ------    ------    ------    ------    ------
    Total loans charged off                               406       387       342     1,279       261
Recoveries:
  Commercial                                              112        26       134       298         0
  Real estate-mortgage                                      0         0         0         0         0
  Consumer                                                  7        51        17         1        20
                                                       ------    ------    ------    ------    ------
    Total recoveries                                      119        77       151       299        20
                                                       ------    ------    ------    ------    ------
    Net charge-offs                                       287       310       191       980       241

Balance - end of year                                  $2,098    $2,110    $2,286    $2,249    $2,000
                                                       ======    ======    ======    ======    ======



Ratios:
Net charge-offs to average total loans                   0.16%     0.19%     0.12%     0.68%     0.18%
Allowance for loan losses to total loans at year end     1.10%     1.27%     1.43%     1.49%     1.42%
Allowance for loan losses to impaired
  loans and loans past due 90 days or more               71.1%     81.6%     42.8%     98.3%    209.0%
---------------------------------------------------------------------------------------------------------------------------

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


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

Table 10 presents an allocation of the allowance for potential loan losses by major loan category.

Liquidity
Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to its depositors, loan customers, employees, and stockholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. For example, the funding for capital expenditures in 1997 and 1996 for expansion and system improvements was generated from normal Bank operations.

Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, loan receipts from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth and short and long-term borrowings. Retained earnings from profitable operations is yet another source of liquidity. The Consolidated Statement of Cash Flows identifies the three major sources and uses of cash (liquidity) as operating, investing and financing activities.

The Corporation manages liquidity through the use of ratios and forecasts of selected cash flows. At year end 1997 the loan-to-deposit ratio was 84.6 percent, compared to 79.6 percent at year end 1996. The ratio for both periods was within current policy guidelines. In the period ahead the loan-to-deposit ratio could increase due to competitive forces which may constrain deposit growth. By necessity, short and long-term borrowings will play an increasingly important role in funding.

Market Risk Management
During 1997, the Securities and Exchange Commission issued new disclosure rules for financial instruments and exposures to market risk. The new rules require quantitative and qualitative disclosures about each type of market risk (eg., interest rate, foreign currency, commodity price, equity price) if material, within trading and other than trading portfolios. The rules take effect for financial statements for years ending after June 15, 1997, and affect most financial institutions.

In the normal course of conducting business activities the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary. Interest rate risk arises from market driven fluctuations in interest rates which may affect cash flows, income, expense and the values of financial instruments. Interest rate risk is managed by an Asset-Liability Committee (ALCO) comprised of members of senior management and an outside director. The ALCO's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and

TABLE 10-ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                             December 31,
                                          1997               1996              1995               1994              1993
                                    ---------------    ---------------   ---------------    ---------------   ---------------
                                          % Total            % Total          % Total            % Total           % Total
(dollars in thousands)              Amount    Loans    Amount    Loans   Amount    Loans    Amount    Loans   Amount    Loans
-----------------------------------------------------------------------------------------------------------------------------

Commercial, industrial
  and agricultural                  $1,263    58.1     $1,335    55.0    $1,233    50.7     $1,198    51.8    $1,165    55.8
Real estate - construction
  and land development                 268    11.2        319     9.3       268    12.4        171    12.9       147    11.9
----------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans     1,531    69.3      1,654    64.3     1,501    63.1      1,369    64.7     1,312    67.7

Real estate - residential mortgages     95    17.8         86    21.3        94    22.7         51    21.4        73    19.1
Installment                             54    12.9         79    14.4         8    14.2         17    13.9         7    13.2
----------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans         149    30.7        165    35.7       102    36.9         68    35.3        80    32.3

Unallocated                            418     n/a        291     n/a       683     n/a        812     n/a       608     n/a
----------------------------------------------------------------------------------------------------------------------------

  Total                             $2,098   100.0     $2,110   100.0    $2,286   100.0     $2,249   100.0    $2,000   100.0
----------------------------------------------------------------------------------------------------------------------------

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

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


within capital adequacy constraints. Based on the operations of the Bank, it is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

The ALCO manages interest rate risk through sensitivity analysis which is performed periodically. A computer simulation model is used to measure the potential loss in future net interest income based on hypothetical changes in interest rates, and the degree of mismatch, or "gap," between repriceable assets and liabilities over a one year horizon.

The Corporation uses net interest income simulation as the primary tool to measure interest rate risk. A simulation was recently performed using 1998 budget data as a basis. The baseline budget assumed the NY Prime Rate (NYP), or driver rate, would remain constant at 8.5 percent for the year. Based on simulation results the Corporation would expect an increase in net interest income above budget of approximately $280,000 or 2.7 percent if the NYP gradually increased by 200 basis points over a 12-month period. This result indicates that the Corporation's balance sheet is asset-sensitive. Conversely, net interest income would decline below budget by approximately $360,000 or 3.4 percent if the NYP would gradually decline 200 basis points over a 12-month period. At year end 1997, the Corporation used a 3 percent reduction in net interest income as a guideline for interest rate risk tolerance purposes. Measurement of interest rate risk requires many assumptions, and is as much art as it is science. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

A corporate initiative for 1998 is to improve the interest rate risk management process. This initiative will be accomplished by replacing the income simulation model and refining interest rate risk practices and policies.

The Corporation also uses gap measurement as a secondary means of managing interest rate risk. A weighted static gap, which is a refinement of the traditional or unweighted static gap, is used. One of the key assumptions pertains to the amount and timing of repriceable cash flows from interest sensitive assets and liabilities. The Corporation uses the following assumptions relative to cash flows from interest sensitive assets. The total portfolio balance of variable rate instruments can reprice daily. Adjustable rate instruments reprice at the interest maturity date, usually annually. Fixed rate investment securities reprice at their scheduled maturity date, or call date if more appropriate. For fixed rate loans, the average historical cash flow for the preceding twelve months is used in lieu of scheduled maturities because it includes prepayments and early payoffs. Generally, interest sensitive liabilities, principally deposits, reprice similarly to interest sensitive assets with the exception of NOW and savings deposits which do not have scheduled maturities. Technically, NOW and savings accounts can be repriced at any time. Historically, however, NOW and savings balances have been relatively stable in spite of changes in market interest rates. This stability assumption was made in the current measurement process. When NOW and savings rates are adjusted they tend to lag behind the market, particularly during a period of rising interest rates.

A schedule which depicts Balance Sheet repricing characteristics and an estimate of gap at December 31, 1997, is provided as Table 11. The gap technique begins by segmenting both assets and liabilities into future time periods, (usually 12 months, or less) based on when repricing can be effected, rather than actual contractual maturities. Repriceable liabilities are subtracted from repriceable assets, for a specific time period, to determine a difference, or gap. Once known, the gap is managed based on predictions of future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed. When the gap is positive, with interest-earning assets in excess of interest-bearing liabilities, net interest income generally improves if interest rates rise. The opposite occurs in the case of a negative gap.

Table 11 shows an approximation of the Corporation's interest sensitivity based on a static gap presentation. This means that volumes are held constant, or static, at December 31, 1997. The table depicts both the traditional (unweighted) and "weighted" gaps at December 31, 1997. The weighted gap is a more realistic approach and will be stressed here because it reflects adjustments to the repriceable cash flows based on correlation factors. These factors correlate changes in a base or driver rate, eg., the NY Prime Rate, with changes in the rates for interest sensitive assets and liabilities. Correlation factors for interest sensitive assets are based on historical national averages. Correlation factors for interest sensitive deposits are based on historical averages unique to the Bank. These factors take into consideration that interest rate relationships and spreads differ depending on the cycle and level of external market interest rates.

One way to predict how a change in interest rates will impact net interest income for specific time frames is through the weighted cumulative gap measure. For example, the weighted cumulative gap in the "181-365 days" repricing category represents a one year net asset position of $19.3 million or 8.3 percent of earning assets at December 31, 1997. The asset sensitive gap position implies that over the next year there will be a positive impact on net interest income if market interest rates rise. The theory is that more assets will reprice,

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations

TABLE 11-INTEREST RATE SENSITIVITY


                                                                          at December 31, 1997
                                                                                   After      After
                                          0-30     31-90    91-180    181-365   1 year to   2 years to    After     Non-
(dollars in thousands)                    Days      Days     Days       Days      2 years    5 years     5 years   Market     Total
-----------------------------------------------------------------------------------------------------------------------------------
Assets

Federal funds sold                    $  5,350   $     0   $     0   $     0     $     0    $     0     $    0   $     0  $  5,350
Interest bearing deposits                  123         0         0         0           0          0          0         0       123
Securities available for sale (1)        1,501     3,276     2,575     6,838      10,000     11,589      3,869       655    40,303
Loans (2)                               49,541    10,441    17,826    36,939      36,414     37,339          0     2,842   191,342
-----------------------------------------------------------------------------------------------------------------------------------
  Total earning assets                  56,515    13,717    20,401    43,777      46,414     48,928      3,869
Noninterest earning assets (3)              --        --        --        --          --         --         --    17,940    17,940
-----------------------------------------------------------------------------------------------------------------------------------
  Total assets                          56,515    13,717    20,401    43,777      46,414     48,928      3,869    21,437   255,058

Liabilities and Stockholders' Equity

NOW deposits                            22,041         0         0         0           0          0          0         0    22,041

Insured money fund deposits             28,901         0         0         0           0          0          0         0    28,901
Savings deposits                        19,992         0         0         0           0          0          0         0    19,992
Time deposits less than $100,000        23,403     9,809    14,156    10,996      17,308     37,202          0         0   112,874
Time deposits $100,000 and above         8,994     2,078     2,831     2,738       1,578      3,084          0         0    21,303
Long-term borrowings                        19        38        57       114         240        720      1,614         0     2,802
-----------------------------------------------------------------------------------------------------------------------------------
  Total interest bearing liabilities   103,350    11,925    17,044    13,848      19,126     41,006      1,614         0   207,913
Noninterest bearing liabilities (4)          0         0         0         0           0          0          0    22,720    22,720
Stockholders' equity                         0         0         0         0           0          0          0    24,425    24,425
-----------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and
    stockholders' equity              $103,350  $ 11,925  $ 17,044  $ 13,848     $19,126    $41,006    $ 1,614   $47,145  $255,058

Traditional interest sensitivity gap  $(46,835) $  1,792  $  3,357  $ 29,929     $27,288    $ 7,922    $ 2,255

Traditional cumulative
interest sensitivity gap              $(46,835) $(45,043) $(41,686) $(11,757)    $15,531    $23,453    $25,708

Traditional cumulative gap as
a percent of earning
assets at December 31, 1997              -20.0%    -19.3%    -17.8%     -5.0%        6.6%      10.0%      11.0%

Weighted interest sensitivity
gap (5)                               $(13,181) $  1,205  $  2,936  $ 28,366     $24,846    $ 5,441    $ 1,326

Weighted cumulative interest
sensitivity gap (5)                   $(13,181) $(11,976)$  (9,040) $ 19,326     $44,172    $49,613    $50,939

Weighted cumulative gap
as a percent of  earning
assets at December 31, 1997 (5)           -5.6%     -5.1%     -3.9%      8.3%       18.9%      21.2%      21.8%

(1)  The non-market column consists of net unrealized holding gains.

(2)  The non-market column consists of non-accrual loans.

(3) The non-market column is comprised of: noninterest bearing deposits and cash, premises and equipment, interest receivable, other assets, and the allowance for loan losses.

(4) The non-market column is comprised of: noninterest bearing demand deposits, interest payable, and other liabilities.

(5) Weighted interest sensitivity gaps are considered more reliable point-in-time indicators of interest rate risk than traditional or unweighted gaps. Weighted interest sensitivity gaps reflect adjustments to the repriceable cash flows in the above table, based on correlation factors, which take into consideration that interest rate relationships and spreads differ depending on the cycle and level of external market interest rates.

              Management's Discussion and Analysis of Consolidated
                  Financial Condition and Results of Operations


at higher market interest rates, than the liabilities that support them. Conversely, a decline in market interest rates would have a negative impact on net interest income.

A gap analysis is limited in its usefulness as it represents a one-day position, which is continually changing and not necessarily indicative of the Corporation's position at any other time. Additionally, the gap analysis does not consider the many factors accompanying interest rate movements. Generally, management believes the Corporation is reasonably well positioned to respond expeditiously to market interest rate changes.

Impact of Inflation and Changing Prices
The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Another significant effect of inflation is on noninterest expenses, which tend to rise during periods of general inflation. The level of inflation, as measured by the annual average percentage change in the Consumer Price Index
(CPI) for all urban consumers, trended down in 1997. This downward trend, influenced by increasing global competition, productivity gains, and a declining U.S. federal budget deficit, has prompted reports about the possibility of deflation, or falling prices, in the future. The CPI for 1997 was 2.3 percent compared to 2.9 percent for 1996 and 2.8 percent for 1995.

Management believes the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, Management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities in such a way that they reprice in response to changes in market interest rates.

Other Risks
Periodically, various types of federal and state legislation is proposed that could result in additional regulation of, or restrictions on, the business of the Corporation and its subsidiaries. It cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of the Corporation and its subsidiaries. Except as disclosed herein, the Corporation is not currently aware of any other trends, events or uncertainties which may materially and adversely affect capital, results of operations or liquidity.



TABLE 12-SUMMARY OF QUARTERLY FINANCIAL DATA


                                                        1997                                         1996
(dollars in thousands,                   Fourth      Third     Second      First    Fourth      Third     Second     First
except per share data)                   Quarter    Quarter    Quarter    Quarter   Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------------------------------------------------

Interest income                           $5,044    $5,029     $4,797     $4,643    $4,632     $4,680     $4,640     $4,571
Interest expense                           2,362     2,338      2,270      2,126     2,163      2,190      2,218      2,185
--------------------------------------------------------------------------------------------------------------------------
  Net interest income                      2,682     2,691      2,527      2,517     2,469      2,490      2,422      2,386
Provision for loan losses                     73        68         67         67         1         25         50         58
Noninterest income                           322       310        235        281       255        275        223        228
Noninterest expense                        2,141     1,940      1,849      1,799     1,939      1,685      1,593      1,550
--------------------------------------------------------------------------------------------------------------------------
  Net operating income                       790       993        846        932       784      1,055      1,002      1,006
Gain(loss) securities sales                    0       (17)         0          0       100          0          2          0
Gains other                                   37        56          3          0         0          0          7         12
--------------------------------------------------------------------------------------------------------------------------
  Pretax income                              827     1,032        849        932       884      1,055      1,011      1,018
Provision for income taxes                   267       321        281        292       279        334        334        314
--------------------------------------------------------------------------------------------------------------------------
  Net income                              $  560    $  711     $  568     $  640    $  605     $  721     $  677     $  704

--------------------------------------------------------------------------------------------------------------------------
Net income per share, basic and diluted   $ 0.26    $ 0.32     $ 0.26     $ 0.29    $ 0.28     $ 0.32     $ 0.31     $ 0.32

(1) Net income per share was retroactively adjusted for stock dividends declared through December 31, 1997.

                            Corporate Information


A CORPORATE PROFILE
Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986. On March 2, 1987, Codorus Valley Bancorp, Inc. became effective as a bank holding company, pursuant to the Bank Holding Company Act of 1956, as amended. PEOPLESBANK, A Codorus Valley Company, is its wholly-owned banking subsidiary and SYC Realty Co., Inc. is its wholly-owned nonbank subsidiary. Organized in 1934, PEOPLESBANK, formerly Peoples Bank of Glen Rock until February 1997, offers a full range of commercial and consumer banking services through eight full service banking office locations in York County, Pennsylvania. The deposits of PEOPLESBANK are fully insured by the Federal Deposit Insurance Corporation
(FDIC) to the maximum extent provided by law. PEOPLESBANK also offers trust and investment services at the Codorus Valley Corporate Center.

HEADQUARTERS Codorus Valley Bancorp, Inc., Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403

STOCK, DIVIDEND AND BROKER INFORMATION
Common stock issued by Codorus Valley Bancorp, Inc. is quoted under the symbol "CVLY" on the NASDAQ National Market System. At December 31, 1997, there were approximately 1,013 stockholders of record.

Prices presented below for June through December 1997, represent those as listed and quoted on the NASDAQ National Market System. Prices presented in the table below for January through May 1997, and the year 1996, are based on bid prices between broker-dealers which do not include retail mark-ups or mark-downs or any commission to the broker-dealer and therefore, do not necessarily reflect prices in actual transactions. Cash dividends paid for the most recent eight quarters are provided in the table below. Cash dividends per share and market prices are adjusted for stock dividends.

                                           1997                                          1996
                                                        Dividends                                     Dividends
      Quarter                 High          Low         per share         High            Low         per share
---------------------------------------------------------------------------------------------------------------
      First                 $14.84       $13.66          $0.09           $13.31         $12.64         $0.10
      Second                 18.25        14.25           0.09            13.31          12.41          0.08
      Third                  19.38        17.75           0.10            13.66          13.42          0.08
      Fourth                 23.13        17.88           0.10            13.66          13.42          0.08

For further information, we refer you to:
Ryan, Beck & Co.                            Janney, Montgomery, Scott, Inc.             Hopper Soliday & Co., Inc.
(800) 223-8969                              (717) 845-5611                              (800) 456-9234

F.J. Morrissey & Co., Inc.                  Sandler O'Neil & Partners, L.P.
(800) 842-8928                              (800) 635-6851

NOTICE OF ANNUAL MEETING
The Annual Meeting of Shareholders will be held Tuesday, May 19, 1998 at 10:00 a.m. eastern daylight savings time, at The Inn at Heritage Hills, Links Center, 2700 Mount Rose Avenue, York, Pennsylvania.

TRANSFER AGENT
Registrar and Transfer Company, Transfer Agent, Codorus Valley
Bancorp, Inc., 10 Commerce Drive, Cranford, NJ 07016-3572

FORM 10-K REQUEST
The form 10-K Report filed with the Securities and Exchange
Commission (SEC) may be obtained, without charge, by writing to: Mr. Jann Allen Weaver, CPA, Chief Financial Officer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887

The Annual Report and other reports are also filed electronically with the SEC through its Electronic Data Gathering, Analysis, and Retrieval System (EDGAR). This information is available to the public through the Bank's Internet website by accessing the SEC link on the Investor Information page at:
www.peoplesbnk.com


DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 1-800-368-5948 or by writing to: Registrar and Transfer Company, Plan Administrator, Codorus Valley Bancorp, Inc., Dividend Reinvestment and Stock Purchase Plan, 10 Commerce Drive, Cranford, NJ 07016-3572

     Codorus Valley Bancorp, Inc. and its subsidiaries are Equal Employment
                    Opportunity/Affirmative Action Employers.

56