Form 10-K, Exhibit 13
period 1998-12-31
CODORUS VALLEY BANCORP INC
filed 1999-03-29
CIK 806279

EXHIBIT 13

                              EXCERPTS FROM:


                    1998 ANNUAL REPORT TO STOCKHOLDERS

                            SELECTED FINANCIAL DATA
                          Codorus Valley Bancorp, Inc.


                                                                                                                            5 year
                                                   1998           1997           1996           1995           1994         CGR(1)
----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
(in thousands)
Total interest income                          $   19,978     $   19,513     $   18,523     $   18,346     $   16,053        4.9%
Total interest expense                              9,265          9,096          8,756          8,722          6,940        4.9%
---------------------------------------------------------------------------------------------------------------------
  Net interest income                              10,713         10,417          9,767          9,624          9,113        5.0%
Provision for loan losses                             375            275            134            228          1,229       -3.2%
Noninterest income                                  1,832          1,227          1,090            912            880        6.3%
Noninterest expense                                 8,446          7,729          6,755          6,559          6,322        5.9%
---------------------------------------------------------------------------------------------------------------------
  Income before income taxes                        3,724          3,640          3,968          3,749          2,442        4.5%
Provision for income taxes                          1,188          1,161          1,261          1,155            712       10.8%
---------------------------------------------------------------------------------------------------------------------
  Net income                                   $    2,536     $    2,479     $    2,707     $    2,594     $    1,730        2.2%
=====================================================================================================================

RATIOS (in percentage)
Return on average
  stockholders' equity                               10.0           10.4           12.4           13.3            9.5
Return on average assets                             0.98           1.00           1.14           1.14           0.81
Tier I risk-based capital                            12.4           12.4           13.6           13.4           13.1
Total risk-based capital                             13.3           13.5           14.9           14.6           14.3
Average stockholders' equity
  to average assets                                   9.8            9.7            9.2            8.6            8.5

PER COMMON SHARE (2)
Net income, basic and diluted                       $1.10     $     1.08     $     1.17     $     1.13      $    0.75
Cash dividends paid                                 $0.40     $     0.36     $     0.33     $     0.29      $    0.26
Stock dividend paid                                     5%             5%             5%             5%             0%
Stock split effected as stock dividend paid           100%          --             --             --              --
Book value                                     $    11.31     $    10.60     $     9.86     $     9.15      $    7.76
Dividend payout ratio                                36.4%          33.7%          27.8%          25.4%          34.4%
Weighted average shares outstanding             2,303,987      2,303,987      2,303,987      2,299,735      2,303,917

SUMMARY OF FINANCIAL CONDITION
AT YEAR-END (in thousands)
Securities                                     $   56,225     $   40,303     $   56,859     $   61,679     $   53,717        0.3%
Loans                                             189,111        191,342        166,651        160,008        150,637        6.1%
Assets                                            273,082        255,058        237,329        234,747        215,997        5.2%
Deposits                                          241,913        226,263        209,460        212,440        196,896        4.7%
Borrowings                                          3,805          2,802          4,000              0              0         nm
Equity                                             26,058         24,425         22,706         21,032         17,872        8.1%
Trust and investment services
  Assets under management (market value)           70,825         59,863         49,292         40,215         32,229       17.7%
  Fee income                                          549            441            321            311            291       26.4%

NON-FINANCIAL DATA
Number of bank offices                                  8              8              7              7              7
Number of employees
  (full-time equivalent)                              130            140            129            128            121
---------------------------------------------------------------------------------------------------------------------------------

(1) Compound growth rate (CGR) is the average annual growth over the five year period which began in 1993.

(2) Adjusted, as applicable, for stock dividends paid through December 31, 1998.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          Codorus Valley Bancorp, Inc.


                                                                   December 31,
(dollars in thousands)                                       1998            1997
-------------------------------------------------------------------------------------
Assets
  Cash and due from banks:
    Interest bearing deposits with banks                    $     203       $     123
    Noninterest bearing deposits
    and cash                                                   10,889           7,721
  Federal funds sold                                                0           5,350
  Securities available for sale                                56,225          40,303
  Loans                                                       189,111         191,342
  Less-allowance for loan losses                               (1,865)         (2,098)
-------------------------------------------------------------------------------------
  Total net loans                                             187,246         189,244
  Premises and equipment                                        9,345           9,797
  Interest receivable                                           1,588           1,538
  Other assets                                                  7,586             982
-------------------------------------------------------------------------------------
    Total assets                                            $ 273,082       $ 255,058
=====================================================================================

Liabilities
  Deposits:
   Noninterest bearing demand                               $  25,047       $  21,152
   NOW                                                         26,936          22,041
   Insured money fund and money market                         36,577          28,901
   Savings                                                     20,655          19,992
   Time CDs less than $100,000                                113,688         112,874
   Time CDs $100,000 and above                                 19,010          21,303
-------------------------------------------------------------------------------------
     Total deposits                                           241,913         226,263
   Federal funds purchased                                      1,234               0
   Long-term borrowings                                         2,571           2,802
   Interest payable                                               770             820
   Other liabilities                                              536             748
-------------------------------------------------------------------------------------
     Total liabilities                                        247,024         230,633

Stockholders' Equity
  Series preferred stock, par value $2.50 per share;
    1,000,000 shares authorized;
    0 shares issued and outstanding                                 0               0
  Common stock, par value $2.50 per share;
    10,000,000 shares authorized;
    2,303,987 shares issued and outstanding
    for 1998, and 2,194,518 for 1997                            5,760           5,486
  Additional paid-in capital                                   10,279           8,063
  Retained earnings                                             9,561          10,444
  Accumulated other comprehensive income                          458             432
-------------------------------------------------------------------------------------
     Total stockholders' equity                                26,058          24,425

     Total liabilities and stockholders' equity             $ 273,082       $ 255,058
=====================================================================================

See accompanying notes.

                       CONSOLIDATED STATEMENTS OF INCOME
                          Codorus Valley Bancorp, Inc.


                                                                         Years ended December 31,
(dollars in thousands, except per share data)                       1998          1997          1996
-------------------------------------------------------------------------------------------------------
Interest Income
  Interest and fees from loans                                    $ 16,832      $ 16,356       $ 14,447
  Interest from deposits with banks                                      9            15             21
  Interest from federal funds sold                                     354           162             92
  Interest and dividends from investment securities:
    Taxable interest income                                          2,448         2,725          3,660
    Tax-exempt interest income                                         281           201            252
    Dividend income                                                     54            54             51
-------------------------------------------------------------------------------------------------------
      Total interest income                                         19,978        19,513         18,523
Interest Expense
  Interest on deposits:
  NOW                                                                  345           381            459
  Insured money fund and money market                                  997           869            762
  Savings                                                              455           472            538
  Time CDs less than $100,000                                        6,179         6,103          6,051
  Time CDs $100,000 and above                                        1,105         1,010            859
-------------------------------------------------------------------------------------------------------
      Total interest expense on deposits                             9,081         8,835          8,669
  Interest on short-term borrowings                                      0            73             87
  Interest on long-term borrowings                                     184           188              0
-------------------------------------------------------------------------------------------------------
      Total interest expense                                         9,265         9,096          8,756
-------------------------------------------------------------------------------------------------------
      Net interest income                                           10,713        10,417          9,767
Provision for Loan Losses                                              375           275            134
-------------------------------------------------------------------------------------------------------
      Net interest income after provision for loan losses           10,338        10,142          9,633

Noninterest Income
  Trust and investment services fees                                   549           441            321
  Service charges on deposit accounts                                  487           432            410
  Other service charges and fees                                       396           275            250
  Gain (loss) from sales of securities                                 194           (17)           102
  Gains, other                                                         206            96              7
-------------------------------------------------------------------------------------------------------
    Total noninterest income                                         1,832         1,227          1,090
Noninterest Expense
  Salaries and benefits                                              4,097         4,002          3,669
  Occupancy of premises                                                806           604            426
  Furniture and equipment                                              926           856            585
  Postage, stationery and supplies                                     359           413            317
  Professional and legal                                               302           223            190
  Marketing and advertising                                            404           341            235
  Acquired real estate, net                                            134            50            195
  Other                                                              1,418         1,240          1,138
-------------------------------------------------------------------------------------------------------
    Total noninterest expense                                        8,446         7,729          6,755
-------------------------------------------------------------------------------------------------------

    Income before income taxes                                       3,724         3,640          3,968
Provision for Income Taxes                                           1,188         1,161          1,261
-------------------------------------------------------------------------------------------------------
    Net income                                                    $  2,536      $  2,479       $  2,707
=======================================================================================================

    Net income per share, basic and diluted                       $   1.10      $   1.08       $   1.17
=======================================================================================================

See accompanying notes

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Codorus Valley Bancorp, Inc.



                                                                                     Years ended December 31,
(dollars in thousands)                                                          1998           1997         1996
------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net Income                                                                  $  2,536      $  2,479      $  2,707
  Adjustments to reconcile net income to net cash provided by operations:
  Depreciation                                                                     790           674           431
  Provision for loan losses                                                        375           275           134
  Provision for losses on assets acquired in foreclosure                            69            18           129
  Deferred federal income tax expense                                              122           153           138
  (Gain) loss on sales of securities                                              (194)           17          (102)
  Gains, other                                                                    (206)          (96)           (7)
  Loss (gain) on sales of assets acquired in foreclosure                             8           (17)          (13)
  (Increase) decrease in interest receivable                                       (50)          104            61
  Decrease (increase) in other assets                                               90            39          (250)
  (Decrease) increase in interest payable                                          (50)           24           (69)
  (Decrease) increase in other liabilities                                        (325)          381           (43)
  Other, net                                                                      (118)         (145)          (27)
------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                    3,047         3,906         3,089

Cash Flows From Investing Activities:
  Proceeds from sales of securities available for sale                           9,163         5,240         8,481
  Proceeds from maturities and calls of securities available for sale           14,368        17,712        18,464
  Purchase of securities available for sale                                    (39,300)       (6,246)      (22,537)
  Net increase in loans made to customers                                       (6,701)      (29,553)      (15,238)
  Proceeds from loan sales                                                       6,499         4,487         7,718
  Proceeds from sales of premises and equipment                                      0           151             0
  Purchases of premises and equipment                                             (338)       (5,560)       (1,933)
  Proceeds from sales of assets acquired in foreclosure                            551           649           500
  Investment in cash surrender value life insurance                             (5,115)            0             0
------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                      (20,873)      (13,120)       (4,545)

Cash Flows From Financing Activities:
  Net increase in demand and savings deposits                                   17,129         4,404         1,972
  Net (decrease) increase in time deposits                                      (1,479)       12,399        (4,952)
  Net increase (decrease) in short-term borrowings                               1,234        (4,000)        4,000
  Net (decrease) increase in long-term borrowings                                 (231)        2,802             0
  Dividends paid                                                                  (923)         (836)         (754)
  Cash paid in lieu of fractional shares                                            (6)          (10)           (8)
------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                   15,724        14,759           258
------------------------------------------------------------------------------------------------------------------
    Net (decrease) increase in cash and cash equivalents                        (2,102)        5,545        (1,198)
    Cash and cash equivalents at beginning of year                              13,194         7,649         8,847
------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                                  $ 11,092      $ 13,194      $  7,649
==================================================================================================================

Supplemental Disclosures:
  Interest payments                                                           $  9,131      $  8,811      $  8,738
  Income tax payments                                                         $  1,012      $    930      $  1,300

See accompanying notes.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                          Codorus Valley Bancorp, Inc.


                                                                                                          Accumulated
                                                                              Additional                     Other
                                                             Common            Paid-in       Retained    Comprehensive     Total
(dollars in thousands)                                       Stock             Capital       Earnings    Income (Loss)    Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                 $  2,490           $  5,194       $ 12,731      $    617      $ 21,032
Comprehensive income:
  Net income                                                                                    2,707                       2,707
  Net change in unrealized gains (losses) on securities                                                        (271)         (271)
                                                                                                                         --------
    Comprehensive income                                                                                                    2,436
  Cash dividends                                                                                 (754)                       (754)
  5% stock dividend - 49,503 shares at fair value               123              1,362         (1,493)                         (8)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                    2,613              6,556         13,191           346        22,706
Comprehensive income:
  Net income                                                                                    2,479                       2,479
  Net change in unrealized gains (losses) on securities                                                          86            86
                                                                                                                         --------
    Comprehensive income                                                                                                    2,565
  Cash dividends                                                                                 (836)                       (836)
  5% stock dividend - 51,963 shares
     at fair value                                              130              1,507         (1,647)                        (10)
  100% stock dividend declared -
     1,097,259 shares at par value                            2,743                            (2,743)                          0
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                    5,486              8,063         10,444           432        24,425
Comprehensive income:
  Net income                                                                                    2,536                       2,536
  Other comprehensive income, net of tax
    Unrealized gains on securities of $154, net of
    reclassification adjustment for gains included in net
    income of  $128                                                                                              26            26
                                                                                                                         --------
      Comprehensive income                                                                                                  2,562
  Cash dividends                                                                                 (923)                       (923)
  5% stock dividend - 109,469 shares
     at fair value                                              274              2,216         (2,496)                         (6)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                 $  5,760           $ 10,279       $  9,561      $    458      $ 26,058
=================================================================================================================================

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-Summary Of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of Codorus Valley Bancorp, Inc. and subsidiaries (Corporation) conform with generally accepted accounting principles
(GAAP) and have been followed on a consistent basis.

Principles of Consolidation

The consolidated financial statements include the accounts of Codorus Valley Bancorp, Inc. and its wholly-owned bank subsidiary, PeoplesBank, and its wholly owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation.

Securities Available for Sale

Securities available for sale are carried at fair value, with unrealized gains and losses, net of taxes, recorded as a component of stockholders' equity as accumulated other comprehensive income. Realized gains and losses from the sale of securities are computed on the basis of specific identification of the adjusted cost of each security, and shown net as a separate line item in the statement of income.

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

Loans Held for Sale

Loans held for sale are reported at the lower of cost or market value. The amount by which cost exceeds market value, if any, is accounted for as a valuation allowance and is charged to expense in the period of the change.

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

The Corporation accounts for loan impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. The Statement requires that loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than its recorded investment, the Corporation recognizes an impairment by adjusting a valuation allowance. Statement No. 114 does not apply to large groups of homogeneous loans such as consumer installment, and bank credit card loans, which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the Statement. At December 31, 1998 and 1997, impaired loans consisted solely of nonaccrual, collateral dependent loans.

Loans are charged off when there is permanent impairment of the related recorded investment. The cash-basis method of recognizing interest income was used for impaired loans for all reported periods as is consistent with the Corporation's nonaccrual policy.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Assets Acquired in Foreclosure

Foreclosed assets, included in other assets, are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Foreclosed assets initially are recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are reviewed quarterly by management and the asset is carried at the lower of (1) cost or (2) fair value minus estimated costs to sell. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is immediately recognized as a valuation allowance. If, however, the fair value minus the costs to sell the asset subsequently increases above the asset's cost, the valuation allowance is reduced, but not below zero. Costs related to the improvement of acquired real estate assets are capitalized until the real estate reaches a saleable condition. Revenue and expenses from operations and changes in the valuation allowance are included in acquired real estate expense.

Trust and Investment Services Assets and Income

Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of the Bank. Trust and investment services income is reported on a cash basis, which is not materially different from the accrual basis.

Income Taxes

The Corporation and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated based on their respective earnings to total earnings. The Corporation accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then subject to the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Statement No. 109 requires the recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement and income tax basis of assets and liabilities. In order to realize the deferred tax asset, the Corporation considered a number of factors, including its recent earnings history and its expectation of future earnings. Based on these factors the Corporation has concluded that it is more likely than not the deferred tax asset will be realized. Accordingly, a deferred tax valuation allowance was not established as of December 31, 1998. On a quarterly basis, the Corporation will assess whether a valuation allowance for the deferred tax account will be required.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income and Dividends Per Common Share

The Corporation computes net income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." All net income per share amounts for all periods have been presented to conform to Statement 128. Dividends per common share are computed by dividing total dividends by the weighted average number of shares of common stock outstanding, adjusted for stock dividends. The weighted average number of shares of common stock outstanding used for both net income per share and dividends per common share was approximately 2,303,987 for 1998, 1997, and 1996.

Stock-Based Compensation

The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for shareholder approved employee and director stock options. Under APB 25, since the exercise price of the Corporation's employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and federal funds sold. Non-cash financing transactions for the years ended December 31, 1998, 1997 and 1996 consisted of certificates of deposit which matured and were renewed for new terms. These transactions amounted to approximately $35,824,000 for 1998, $45,071,000 for 1997 and $27,487,000 for 1996. Non-cash investing transactions for the years ended December 31, 1998, 1997 and 1996 consisted of the transfer of loans to assets acquired in satisfaction of debt. These transfers amounted to approximately $2,171,000 for 1998, $297,000 for 1997 and $705,000 for 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     Off-balance sheet instruments: The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. Generally, fees charged on standby letters of credit and selected commitments to extend credit, principally for commercial loans, outstanding at December 31, 1998 are not considered material.

NOTE 2-Current Accounting Developments

On January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of financial information from the operating segments in annual and interim financial statements. This Statement requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. As management views the operations of the Corporation on an enterprise-wide basis, no additional disclosures are necessary.

On January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes net income plus all other non-owner changes in equity currently excluded from net income. These other nonowner changes in equity currently include transactions specified in SFAS No. 52, "Foreign Currency Translation," SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All periods prior to adoption have been restated to conform to the requirements of Statement No. 130.

On December 31, 1997, the Corporation adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which supersedes APB Opinion No. 15 and simplifies the computation of earnings per share (EPS) by replacing the presentation of primary EPS with a presentation of basic EPS. Under this Statement the dilutive effect of stock options will be excluded when calculating basic EPS. All periods prior to adoption have been restated to conform to the requirements of Statement No. 128.

On June 30, 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which supersedes SFAS No. 122, "Accounting for Mortgage

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Servicing Rights," and amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." This Statement provides accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a "financial-components approach" that focuses on control. Under this approach, when an entity transfers financial assets, it recognizes the financial and servicing asset it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. The Statement is effective for specified transactions occurring after December 31, 1996. On October 31, 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," which defers until January 1, 1998, the effective date of paragraphs 9-12 for the following specific transactions: securities lending, repurchase agreements, dollar rolls, and other similar secured transactions. Additionally, the FASB agreed to defer for one year paragraph 15 for all transactions. Statement No. 125 must be applied prospectively. Adoption of this Statement did not, and is not expected to, have a material impact on the assets, earnings or capital of the Corporation.

NOTE 3-Restrictions on Cash And Due From Banks

Cash balances reserved to meet regulatory requirements of the Federal Reserve Board and balances maintained at other banks for compensating balance requirements amounted to $2,048,000 at December 31, 1998 and $1,392,000 at December 31, 1997.

NOTE 4-Securities

The amortized cost and estimated market values of investments in debt and equity securities, classified as available for sale, at December 31, follows:



                                              Gross        Gross
                                Amortized   Unrealized  Unrealized    Fair
(dollars in thousands)            Cost        Gains       Losses      Value
-----------------------------------------------------------------------------
1998
Debt Securities
  U.S. Treasuries                $ 4,019     $    37     $     0      $ 4,056
  U.S. Agencies                   30,100         380          (7)      30,473
  States and municipals            5,922         182          (3)       6,101
  Mortgage-backed securities      14,585          59         (38)      14,606
-----------------------------------------------------------------------------
    Total debt securities         54,626         658         (48)      55,236
Equity Securities                    905          84           0          989
-----------------------------------------------------------------------------
  Total securities               $55,531     $   742     $   (48)     $56,225
=============================================================================
1997
Debt Securities
  U.S. Treasuries                $ 9,545     $   106     $     0      $ 9,651
  U.S. Agencies                   20,649         335          (4)      20,980
  States and municipals            3,557         149          (1)       3,705
  Mortgage-backed securities       5,036          13          (3)       5,046
-----------------------------------------------------------------------------
    Total debt securities         38,787         603          (8)      39,382

Equity Securities                    861          60           0          921
-----------------------------------------------------------------------------
  Total securities               $39,648     $   663     $    (8)     $40,303
=============================================================================

The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity categories based on average expected life. Actual maturities may differ from contractual maturities if put/call options on selected debt issues are exercised in the future.


                                                       December 31, 1998
                                                    Amortized         Fair
(dollars in thousands)                                Cost            Value
----------------------------------------------------------------------------
Due in one year or less                              $15,383         $15,456
Due after one year through five years                 33,953          34,195
Due after five years through ten years                 3,467           3,744
Due after ten years                                    1,823           1,841
----------------------------------------------------------------------------
Total debt securities                                $54,626         $55,236
============================================================================

Securities with an amortized cost of $21,252,000 on December 31, 1998, and $21,080,000 on December 31, 1997, were pledged to secure public deposits and for other purposes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5-Loans

The composition of the loan portfolio at December 31, is as follows:


(dollars in thousands)                                1998         1997
-------------------------------------------------------------------------
Commercial, industrial and agricultural             $114,313     $111,074
Real estate - construction and land development       19,663       21,456
-------------------------------------------------------------------------
  Total commercial related loans                     133,976      132,530
Real estate - residential mortgages                   31,581       34,029
Installment                                           23,554       24,783
-------------------------------------------------------------------------
  Total consumer related loans                        55,135       58,812
-------------------------------------------------------------------------
  Total loans                                       $189,111     $191,342
=========================================================================

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region, or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in southern York County, Pennsylvania. Although this may pose a concentration risk geographically, it is believed the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year end 1998, there were three concentrations of loans by industry that exceeded 10 percent of total loans, as follows: commercial facility leasing, $32.4 million or 17.2 percent; residential facility leasing, $21.3 million or 11.8 percent; and real estate development, $19.7 million or
10.4 percent. Loans to borrowers within these industries are usually collateralized by real estate.

The aggregate amount of loans to directors, executive officers, principal shareholders and any associates of such persons was $2,964,000 at December 31, 1998 and $3,444,000 for 1997. During 1998, total new loan additions amounted to $420,000 and total payments collected amounted to $900,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year end 1998, all loans to this group were current and performing in accordance with original contractual terms.

The Corporation originates and classifies loans as long-term investments; accordingly, the cost method of accounting is used. Periodically, a portion of fixed rate residential mortgage loans are sold, without recourse, as a means of managing interest rate risk. A determination is made as to whether any loans are held for sale at reporting periods. Generally, the Corporation retains servicing rights on the loans it sells. The volume of loans serviced by the Corporation for others was $18,135,000 at December 31, 1998, $16,820,000 at December 31,
1997 and $15,721,000 at December 31, 1996.

NOTE 6-Impaired and Past Due Loans

Impaired and past due loans at December 31, were as follows:

(dollars in thousands)                                            1998      1997      1996
-------------------------------------------------------------------------------------------
Impaired loans                                                   $1,706    $2,842    $2,063
Loans past due 90 days or more and still accruing interest           13       107       524

Amount of impaired loans that have a related allowance           $1,706    $2,842    $2,063
Amount of impaired loans with no related allowance                    0         0         0
Allowance for impaired loans                                        456       500       371

Average investment in impaired loans                             $2,891    $2,255    $3,259
Interest income recognized on impaired loans (all cash-basis)        73       103        18

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7-Analysis of Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

(dollars in thousands)                      1998        1997        1996
-------------------------------------------------------------------------
Balance at beginning of year              $ 2,098     $ 2,110     $ 2,286
Provision charged to operating expense        375         275         134
Loans charged off                            (635)       (406)       (387)
Recoveries                                     27         119          77
-------------------------------------------------------------------------
Balance at end of year                    $ 1,865     $ 2,098     $ 2,110
=========================================================================


NOTE 8-Assets Acquired in Foreclosure

Foreclosed assets, net of reserve, amounted to $1,871,000 at December 31, 1998, compared to $380,000 at December 31, 1997, and $780,000 at December 31, 1996. The net expenses associated with these assets were approximately $134,000 for 1998, $50,000 for 1997, and $195,000 for 1996.

Changes in the allowance for assets acquired in foreclosure for each of the three years ended December 31, were as follows:

(dollars in thousands)                     1998      1997      1996
-------------------------------------------------------------------
Balance at beginning of year              $  48     $ 108     $  23
Provision charged to operating expense       69        18       129
Write-downs to fair value                   (54)      (83)      (44)
Recoveries                                    0         5         0
-------------------------------------------------------------------
Balance at end of year                    $  63     $  48     $ 108
===================================================================

NOTE 9-Premises and Equipment

The following is a summary of the premises and equipment accounts at December
31,


(dollars in thousands)                 1998              1997
--------------------------------------------------------------
Land                                 $  1,168         $  1,153
Buildings and improvements              7,986            7,921
Equipment                               4,874            4,723
--------------------------------------------------------------
                                       14,028           13,797
Less accumulated depreciation          (4,683)          (4,000)
--------------------------------------------------------------
Net premises and equipment           $  9,345         $  9,797
==============================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10-Benefit Plans

Defined Contribution Plan

The Corporation maintains an employee 401(k) savings and investment plan, covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. The Corporation matches a percentage of the employee's contributions. In 1998, 1997 and 1996, the Corporation matched 50 percent of the first 6 percent of the employee's contributions. The Corporation's expense for the 401(k) deferred contribution plan was $58,000 for 1998, $51,000 for 1997, and $44,000 for 1996.

Supplemental Benefit Plans

In 1998, the Bank provided supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverages. The cost and accrued liability for the supplemental retirement plans, and the supplemental life insurance benefit for executive officers was approximately $27,000 for 1998. Investment in cash surrender value of life insurance policies was used to finance the supplemental benefit plans, and provide a tax exempt return to the Bank.

Stock Option Plans

A 1998 Independent Directors' Stock Option Plan (Plan) was approved by the shareholders at the annual meeting held on May 19, 1998. Under the Plan, 100,000 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. In accordance with the terms of the Plan, the option exercise price for options is the fair market value of the stock on the date granted. Options granted cannot be exercised before six months and expire in ten years. As of December 31, 1998, 32,000 non-qualified stock options were granted. Options outstanding at December 31, 1998, had a weighted average exercise price of $22.05 and a weighted average remaining contractual life of 9.5 years. As of December 31, 1998, 32,000 non-qualified stock options were exercisable.

A 1996 Stock Incentive Plan (Plan), administered by disinterested members of the Corporation's Board of Directors, was approved by the shareholders at the annual meeting held on May 21, 1996. As of December 31, 1998, 72,630 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. For non-qualified options, the option exercise price cannot be less than the par value of the stock on the date granted. There have been no non-qualified stock options granted under the Plan. For qualified options, the option exercise price cannot be less than the fair market value of the stock on the date granted. As of December 31, 1998, 61,630 qualified stock options were outstanding with a weighted average exercise price of $17.17 and a weighted average remaining contractual life of nine years. Qualified options granted cannot be exercised before varying time periods, the minimum is six months, and expire ten years from grant date. As of December 31, 1998, 8,190 qualified stock options were exercisable.

A summary of stock options from both Plans, adjusted for stock dividends, follows:

                                    Shares                Option Price
                                 Under Option           Range per share
-----------------------------------------------------------------------
Balance, May 21, 1996                     0                          0
Granted                              13,230              $12.93-$13.21
Exercised                                 0                          0
----------------------------------------------------------------------
Balance, December 31, 1996           13,230              $12.93-$13.21
Granted                              29,400              $       17.86
Exercised                                 0                          0
----------------------------------------------------------------------
Balance, December 31, 1997           42,630              $12.93-$17.86
Granted                              51,000              $18.88-$22.05
Exercised                                 0                          0
======================================================================
Balance, December 31, 1998           93,630              $12.93-$22.05

In accordance with Statement No. 123, the Corporation has elected to disclose the pro forma information regarding net income and net income per share as if the Corporation had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated as of the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996: risk-free interest rate of
5.5 percent, dividend yield of 2.2 percent, a volatility factor of the expected market price of the Corporation's common stock of .13 and a weighted average expected life of 5.75 years. No options were granted prior to 1996. The Black-Scholes option valuation model was developed

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Since the Corporation's employee stock options have characteristics different from those of traded options, and changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying Statement No. 123's fair value method to the Corporation's stock-based awards results in pro forma net income and earnings per share as follows:

(dollars in thousands, except per share data)        1998       1997       1996
--------------------------------------------------------------------------------
Pro forma net income                               $2,356      $2,451     $2,703
Pro forma net income per share,
  basic and diluted                                 $1.02       $1.06      $1.17

Defined Benefit Plan

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

Prior to 1997, the Corporation had a noncontributory defined benefit plan covering substantially all of its employees. Benefits under the plan were based on years of service, age at retirement and average annual compensation over the most recent ten years. The Corporation's funding policy was to annually contribute amounts not to exceed the maximum amount deductible for federal income tax purposes, to an irrevocable trust. Contributions were intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Included in the 1997 and 1996 income statement is pension income of $53,000 and pension expense of $60,000, respectively.

NOTE 11-Short-term and Long-term Borrowings

The schedule below provides a three-year summary of short-term borrowings comprised of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). At September 30, 1998, total credit available from the FHLBP, for both short-and long-term credit needs, was approximately $65.3 million, which is based on, and collateralized by, the unpledged portion of the Bank's investment securities portfolio and qualifying mortgage loan receivables. Interest is calculated daily based on the federal funds rate or the open repo market depending on the borrowing program. At December 31, 1998, total unused credit with the FHLBP was approximately $62.7 million.

A summary of aggregate short-term borrowings is as follows for the three years ended December 31,

(dollars in thousands)                     1998        1997        1996
------------------------------------------------------------------------
Amount outstanding at end of year         $1,234      $    0      $4,000
Weighted average interest
  rate at end of year                       5.69%       0.00%       6.75%
Maximum amount outstanding at
  any month-end                           $1,234      $8,542      $5,500
Daily average amount outstanding          $    8      $1,281      $1,540
Approximate weighted average interest
  rate for the year                         5.70%       5.71%       5.61%

In January 1997, the Bank borrowed $3 million from Federal Home Loan Bank of Pittsburgh under a ten year, 6.82 percent fixed rate amortizing note arrangement with a final maturity date of January 22, 2007. The proceeds were used to help fund the residential mortgage loan program. Long-term borrowings amounted to $2,571,000 as of December 31, 1998 and $2,802,000 as of December 31, 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12-Dividend Payment Restrictions

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL operates generally to preclude dividend payments if the effect thereof would render the Corporation insolvent and result in negative net worth, as defined. Payment of dividends to the Corporation by the Bank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, the Bank's Additional Paid-In Capital (Surplus) account balance of $3,424,000, was restricted as of December 31, 1998.

NOTE 13-Stockholders' Equity

The Corporation declared a 5 percent stock dividend in April 1998, which was paid on June 11, 1998. The stock dividend resulted in the issuance of 109,469 common shares. Additionally, the Corporation paid a two-for-one stock split effected in the form of a 100 percent stock dividend on January 26, 1998 which was declared December 9, 1997. The 100 percent stock dividend resulted in the issuance of 1,097,259 common shares. All per share amounts were retroactively adjusted for stock dividends.

In February 1999, the board authorized the purchase, in the open market and privately negotiated transactions, of up to 112,500 shares of its outstanding common stock, or approximately 4.9 percent of the currently outstanding shares. The repurchases will be funded from retained earnings.

The Corporation maintains a Dividend Reinvestment and Stock Purchase Plan
(Plan). Shareholders of common stock may participate in the Plan, which provides that additional shares of common stock may be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, the Corporation has reserved 127,628 shares of common stock to be issued under the Plan. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.


The Corporation also maintains a Stock Incentive Plan and an Independent Directors' Stock Option Plan. At year end 1998, 72,630 shares of common stock were reserved for possible issuance under the Stock Incentive Plan and 100,000 shares under the Directors' Stock Option Plan. Plan detail can be found in Note 10-Benefit Plans.

Stockholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. The Bank exceeded all minimum quantitative standards for well-capitalized commercial banks as established by the FDIC, its primary federal regulator. The FDIC's minimum quantitative standards for a well-capitalized institution are as follows: tier I risk-based capital ratio, 6 percent; total risk-based capital, 10 percent; and leverage ratio, 5 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgements by regulators. The table below depicts the capital ratios for the Corporation and the Bank for the periods ended December 31.


                                    Corporation              Bank
Ratios                            1998       1997       1998      1997
-----------------------------------------------------------------------
Tier I risk-based capital        12.38%     12.38%     10.14%     10.03%
Total risk-based capital         13.30      13.46      11.08      11.14
Leverage                          9.90       9.73       8.09       7.80

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14-Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

(dollars in thousands)                    1998       1997
---------------------------------------------------------
Deferred tax assets
  Loan loss                              $ 475      $ 554
  Deferred loan fees                         0         26
---------------------------------------------------------
    Total deferred tax assets              475        580
---------------------------------------------------------
Deferred tax liabilities
  Deferred loan fees                        28          0
  Depreciation                             265        207
  Net unrealized losses on loans             0        (13)
  Net unrealized gains on securities
    available for sale                     236        222
  Other                                     59        126
---------------------------------------------------------
    Total deferred tax liabilities         588        542
---------------------------------------------------------
    Net deferred tax (liability) asset   ($113)     $  38
=========================================================


Analysis of federal income tax reflected in the income statements is as follows:


(dollars in thousands)      1998       1997       1996
-------------------------------------------------------
Current tax provision      $1,066     $1,008     $1,123
Deferred tax provision        122        153        138
-------------------------------------------------------
  Total tax provision      $1,188     $1,161     $1,261
=======================================================

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:


(dollars in thousands)                              1998         1997         1996
-----------------------------------------------------------------------------------
Income before income taxes                        $ 3,724      $ 3,640      $ 3,968
===================================================================================
Computed tax at 34%                               $ 1,266      $ 1,238      $ 1,349
Increase (reduction) in taxes resulting from:
  Tax exempt interest income                          (99)         (88)        (106)
  Interest expense disallowance                        14           10           13
  Other - net                                           7            1            5
-----------------------------------------------------------------------------------
Provision for income taxes                        $ 1,188      $ 1,161      $ 1,261
===================================================================================


The provision for income taxes includes $66,000, ($6,000) and $35,000 of applicable income tax expense (benefit) related to investment security gains (losses) of $194,000, ($17,000) and $102,000 in 1998, 1997 and 1996,
respectively.

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

To varying degrees, these instruments contain elements of credit and market risk similar to those on-balance sheet financial instruments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, off-balance sheet instruments have fixed expiration dates or termination clauses, at specific rates and for specific purposes. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Off-balance sheet instruments do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions. As of December 31, 1998, outstanding commitments to extend credit were comprised of approximately $23,488,000 in variable rate instruments, and $30,967,000 of fixed rate instruments with rates varying from 6.50 percent to
10.00 percent. Standby letters of credit were comprised of approximately $1,934,000 in variable rate instruments, and $330,000 of fixed rate instruments with rates ranging from 7.25 percent to 9.00 percent.

The following is a summary of significant commitments:


                                             December 31,
(dollars in thousands)                   1998           1997
--------------------------------------------------------------
Commitments to extend credit            $54,455        $36,855
Standby letters of credit                 2,264          1,732


NOTE 16-Contingent Liabilities

In the opinion of the management of the Corporation, there are no proceedings pending to which the Corporation and the Bank are a party or to which its property is subject, which, if determined adversely to the Corporation and the Bank, would be material in relation to the Corporation's and the Bank's financial condition. There are no proceedings pending other than ordinary routine litigation incident to the business of the Corporation and the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation and the Bank by government authorities.

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

An analysis of financial instruments is as follows:


                                        December 31, 1998           December 31, 1997
                                     Carrying         Fair         Carrying        Fair
(dollars in thousands)                Amount          Value         Amount         Value
------------------------------------------------------------------------------------------
Financial assets:
Cash and due from banks             $  11,092      $  11,092      $   7,844      $   7,844
Federal funds sold                          0              0          5,350          5,350
Securities                             56,225         56,225         40,303         40,303
Loans                                 189,111        187,301        191,342        188,401
Less: allowance for loan losses        (1,865)        (1,865)        (2,098)        (2,098)
Interest receivable                     1,588          1,588          1,538          1,538
------------------------------------------------------------------------------------------
  Total financial assets            $ 256,151      $ 254,341      $ 244,279      $ 241,338
==========================================================================================

Financial liabilities:
Demand and savings deposits         $ 109,215      $ 109,215      $  92,086      $  92,086
Time deposits                         132,698        134,284        134,177        134,884
Short-term borrowings                   1,234          1,234              0              0
Long-term borrowings                    2,571          2,701          2,802          2,864
Interest payable                          770            770            820            820
------------------------------------------------------------------------------------------
  Total financial liabilities       $ 246,488      $ 248,204      $ 229,885      $ 230,654
==========================================================================================


The methods and assumptions used to estimate fair value can be found in the "Fair Value of Financial Instruments" section in Note 1 of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 18-Condensed Financial Information-Parent Company Only

Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                    December 31,
(dollars in thousands)                            1998        1997
--------------------------------------------------------------------
Assets
  Cash and due from banks                        $    86     $   186
  Investment in subsidiaries                      20,886      19,382
  Premises and equipment                           4,911       5,020
  Other assets                                       189         153
--------------------------------------------------------------------
  Total assets                                   $26,072     $24,741
====================================================================
Liabilities - Other                              $    14     $   316

Stockholders' Equity
  Series preferred stock                               0           0
  Common stock                                     5,760       5,486
  Additional paid-in capital                      10,279       8,063
  Retained earnings                                9,561      10,444
  Accumulated other comprehensive income             458         432
--------------------------------------------------------------------
    Total stockholders' equity                   $26,058     $24,425
    Total liabilities and stockholders' equity   $26,072     $24,741
====================================================================


Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF INCOME


                                                                 Years ended December 31,
(dollars in thousands)                                       1998        1997         1996
-------------------------------------------------------------------------------------------
Income
  Dividends from PeoplesBank,
    A Codorus Valley Company                                $1,189     $ 4,392      $ 1,746
  Rental income                                                352         128           19
  Gains from sales of fixed assets                               0          22            0
  Other                                                          3           7            9
-------------------------------------------------------------------------------------------
  Total income                                               1,544       4,549        1,774

Expenses - Other                                               605         377          136
-------------------------------------------------------------------------------------------

  Income before applicable income tax benefit and
  undistributed earnings of subsidiaries                       939       4,172        1,638
Applicable income tax benefit                                   85          81           36
-------------------------------------------------------------------------------------------
  Income before undistributed earnings of subsidiaries       1,024       4,253        1,674
Undistributed earnings of subsidiaries                       1,512           0        1,033
Distributions of subsidiaries in excess of earnings              0      (1,774)           0
-------------------------------------------------------------------------------------------
  Net income                                                $2,536     $ 2,479      $ 2,707
===========================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOWS



                                                                 Years ended December 31,
(dollars in thousands)                                        1998         1997         1996
---------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                                $ 2,536      $ 2,479      $ 2,707
  Adjustments to reconcile net income to net cash
  provided by operations:
    Depreciation                                                164           74            9
    Undistributed earnings of subsidiaries                   (1,512)           0       (1,033)
    Distributions of subsidiaries in excess of earnings           0        1,774            0
    Gain on sale of premises and equipment                        0          (22)           0
    Other, net                                                 (337)         262          (13)
---------------------------------------------------------------------------------------------
      Net cash provided by operating activities                 851        4,567        1,670

Cash Flows From Investing Activities:
  Purchase of available for sale securities                      (1)           0           (5)
  Proceeds from (payments for) investment in subsidiary          34            0            0
  Purchases of premises and equipment                           (55)      (3,789)        (906)
  Proceeds from sales of premises and equipment                   0          127            0
---------------------------------------------------------------------------------------------
  Net cash used for investing activities                        (22)      (3,662)        (911)

Cash Flows Used For Financing Activities:
  Dividends paid                                               (923)        (836)        (754)
  Cash paid in lieu of fractional shares                         (6)         (10)          (8)
---------------------------------------------------------------------------------------------
    Net cash used for financing activities                     (929)        (846)        (762)
---------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and
      cash equivalents                                         (100)          59           (3)
    Cash and cash equivalents at
      beginning of year                                         186          127          130
---------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                $    86      $   186      $   127
=============================================================================================

                         REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG LLP
                             Central Pennsylvania Practice   Phone: 717 651 7300
                             Commerce Court, Suite 200              610 320 3600
                             2601 Market Place               Fax    717 651 7444
                             Harrisburg, Pennsylvania 17110-9359


                         Report of Independent Auditors

The Stockholders and Board of Directors Codorus Valley Bancorp, Inc.

We have audited the consolidated statements of financial condition of Codorus Valley Bancorp, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998, These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits,

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In Our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Codorus Valley Bancorp, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young LLP
                                                  ----------------------
January 29, 1999



      Ernst & Young LLP is a memeber of Ernst & Young International, Ltd.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for Codorus Valley Bancorp, Inc., a bank holding company (Corporation), and its wholly-owned subsidiary, PeoplesBank, A Codorus Valley Company (Bank), formerly Peoples Bank of Glen Rock until February 1997. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. Current performance does not guarantee, assure, or may not be indicative of similar performance in the future.

Management has made forward-looking statements in this document, and in documents that are incorporated by reference, that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Corporation or Bank. Management is making forward-looking statements when it uses words such as "believes," "expects," "anticipates" or other similar expressions.

Shareholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that are incorporated by reference, could affect the future financial results of the Corporation or Bank and could cause those results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. These factors include the following: operating, legal and regulatory risks; economic, political and competitive forces affecting banking, securities, asset management and credit services businesses; and the risk that management's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Corporation files periodically with the Securities and Exchange Commission.

                                    OVERVIEW

The Economy
The national economy continued to expand in 1998 for the eighth consecutive year, the longest peacetime expansion on record. For the fourth consecutive year, the major stock market indices produced double-digit returns. The elements that helped drive stocks higher were low inflation, low interest rates, low unemployment, strong consumer spending and a continuous flow of money into stock market mutual funds. While most of the economic news was positive, volatility in the capital markets increased in 1998 due to international concerns such as the decline of Asian and Latin American economies, and a Russian monetary devaluation and default.

During 1998, continued concern about a decline in international demand for U.S. goods and services, and low domestic inflation prompted the Federal Reserve Board to lower interest rates 25 basis points on three separate occasions from September 29, 1998 to November 17, 1998. As a result, the U.S. Prime rate declined 75 basis points to 7.75 percent by year end 1998. The yield on the 30-year treasury bond also declined from 5.92 percent at the start of 1998 to
5.09 percent by year end.

Comparatively, market interest rates, based on the U.S. treasury yield curve, ended the year 1997 at lower levels, particularly at the long end of the curve. By December 1997, the 30-year treasury bond rate declined to less than 6 percent in response to low inflation reports. The U.S. Prime rate increased 25 basis points in March 1997 to 8.5 percent and remained at that level throughout 1997.

The Industry
Based on information provided by the FDIC for the first three quarters of 1998, the commercial banking industry appears to be headed toward achieving record profits for the seventh consecutive year. The growth in commercial bank earnings is attributable to several factors, such as: growth in interest-earning assets, higher noninterest income, and relatively sound asset quality, with the notable exception of international loans. For 1998, the expected increase in annual net income for the industry is likely to be constrained by weaknesses in overseas operations and the trading activities of a few of the largest banks.

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

Business Strategies
Throughout 1998, management and the Board of Directors (Board) continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. The more significant initiatives included: Year 2000 readiness, implementation of a formal sales and product training program, creation of a real estate settlement services company, addition of MasterCard's(R) MasterMoney(R) Debit/ATM Card program, acquisition of tenants for the Codorus Valley Corporate Center (Corporate Center) and Glen Rock Community Banking Office, and feasibility studies and recommendations relative to expansion, systems and new business opportunities.

During 1997, strategic initiatives included: completion and occupancy of the Corporate Center, addition of the East York Community Banking Office, change of the Corporation's subsidiary's name (PeoplesBank, A Codorus Valley Company), installation of telephone banking and platform automation systems, and quotation of the Corporation's common stock

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

on Nasdaq National Market System. During 1996, PeoplesBank installed state-of-the-art computer systems, both in the Bank and for the Trust and Investment Services Division, to provide the capacity and flexibility needed to better support present and future clients.

For 1999 and beyond, the focus will be on franchise growth and profitability. Franchise growth will take both a traditional path, through growth of the branch banking network, and a more strategic path, through creation or acquisition of financial services companies that will complement traditional bank products.

The many strategic initiatives that were implemented over the past three years to enhance corporate infrastructure were deemed necessary to improve the organization's ability to compete, and to create long-term value for its clients and shareholders. The reader should be mindful of the aforementioned strategic initiatives, and future strategies, relative to their impact on the financial results of the Corporation.

Corporate Performance
The Corporation earned $2,536,000 or $1.10 per share for 1998, compared to $2,479,000 or $1.08 per share for 1997, and $2,707,000 or $1.17 per share for
1996. All per share amounts were adjusted for stock dividends. The 2.3 percent increase in net income for 1998 reflects an increase in net interest income and noninterest income which more than offset an increase in noninterest expense and a higher provision for loan losses. The increase in net interest income was attributable to a larger volume of earning assets. Noninterest income increased primarily from growth in fee income from the Trust and Investment Services Division, and gains from planned asset sales. The increase in noninterest expense was caused by the long-term investment in facilities and technology, and normal business growth. Comparatively, net income declined 8.4 percent in 1997 below the prior year due primarily to a higher level of noninterest operating expense. The increase in operating expense for 1997 was due to increased long-term investment in technology, the Codorus Valley Corporate Center, and the community banking office franchise.

Annual cash dividends per share, as adjusted, were $.40 for 1998, compared to $.36 for 1997, and $.33 for 1996. Additionally, a 5 percent stock dividend was paid in 1998, 1997 and 1996. In January 1998, the Corporation paid a two-for-one stock split effected in the form of a 100 percent stock dividend. Book value per share, as adjusted, was $11.31 for year end 1998, compared to $10.60 for 1997 and $9.86 for 1996.

Net income as a percentage of average stockholders' equity, or return on equity
(ROE), was 10 percent for 1998, compared to 10.4 percent for 1997, and 12.4 percent for 1996. Net income as a percentage of total average assets, or return on assets (ROA), was .98 percent for 1998, compared to 1 percent for 1997 and
1.14 percent for 1996.

At December 31, 1998, nonperforming assets as a percentage of total loans and net assets acquired in foreclosure was approximately 1.87 percent, compared to
1.68 percent for 1997 and 1.70 percent for 1996. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8-Nonperforming Assets and Past Due Loans.

Throughout 1998, a capital level well above regulatory requirements was maintained. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7-Capital Ratios depicts that the Corporation exceeds all current federal minimum regulatory standards.

The allowance (reserve) for possible loan losses as a percentage of total loans was .99 percent at December 31, 1998, compared to 1.10 percent at December 31, 1997, and 1.27 percent at December 31, 1996. The decline in the loan loss reserve ratio reflected improving asset quality. Additional information is provided in the Risk Management section of this commentary, including Tables 9 and 10. Based on a recent evaluation of potential loan losses and the current loan portfolio, management believes that the allowance is adequate to support any reasonably foreseeable level of losses that may arise.

A more detailed analysis of the factors and trends affecting Corporate earnings follows.

                           INCOME STATEMENT ANALYSIS

Net Interest Income
Net interest income is the Corporation's principal source of revenue, or the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits and borrowed funds. The change in net interest income from year to year is caused by changes in interest rates, changes in volume, and changes in the composition or mix of interest sensitive assets and liabilities.

For analytical purposes, Table 1-Net Interest Income, Table 2-Rate/Volume Analysis of Changes in Net Interest Income, and Table 3-Average Balances and Interest Rates are all presented on a tax equivalent basis and are used to understand net interest income. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent. Such an adjustment facilitates comparison between taxable and tax-exempt assets.

Net interest income on a tax equivalent basis was $10,862,000 for 1998, an increase of $327,000 or 3.1 percent more than the $10,535,000 earned in 1997. The increase in net interest income was due primarily to a larger volume of interest earning assets which averaged $237.4 million for 1998 compared to $229 million for 1997. Growth in the average volume of interest earning assets occurred primarily in the commercial loan portfolio. A $238,000 increase in loan fees for 1998, which resulted in part from early loan payoffs and refinancings, also contributed to the increase in net interest

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

income. Declining market interest rates lowered asset yields and liability funding costs during 1998. The weighted average yield on interest earning assets for 1998 was 8.48 percent compared to 8.57 percent for 1997 and 8.36 percent for 1996. The weighted average cost of interest bearing liabilities was 4.38 percent for 1998 compared to 4.46 percent for 1997 and 4.45 percent for 1996.

While net interest income for 1998 increased above the 1997 level, the increase was below the $624,000 or 6.3 percent increase for 1997 versus 1996 which resulted primarily from a larger volume of earning assets. The increase in net interest income for 1998 was constrained by declining market interest rates, competitive pressures, and early payoffs of commercial loans as described in the balance sheet review section of this report. As a result of these constraining factors the net yield on average earning assets, i.e. net interest margin, declined slightly to 4.58 percent for 1998, compared to 4.60 percent for 1997 and 4.44 percent for 1996. For 1998, an increase in core deposits relative to higher cost funding sources, and increased loan fees partially offset the effect of constraints on the growth of net interest income.

Management anticipates modest balance sheet growth and continuation of the challenging competitive environment in the period ahead. Information about interest rate risk is provided in the Market Risk Management section of this report.

Provision for Loan Losses
The provision for possible loan losses is an estimated expense charged to earnings in anticipation of losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance (reserve) for loan losses. The section, Allowance for Loan Losses, including Table 9, within this report provides a five year history of information about the allowance and provision for loan losses.

The provision expense for 1998 was $375,000 compared to $275,000 for 1997. The increase in the provision for 1998 was necessary to support a higher level of net loan charge-offs. Net loan charge-offs in the current period reflected a $456,000 charge-off associated with a single commercial borrower whose account was deemed partially uncollectable.

The provision expense for 1997 was $275,000 compared to $134,000 for 1996. The increase in the provision for 1997 was due to loan growth and net charge-offs.

Noninterest Income
Total noninterest income for 1998 was $1,832,000, an increase of $605,000 or
49.3 percent above 1997. The increase in noninterest income was due primarily to the periodic recognition of net gains from asset sales, trust and investment services fees, increase in cash surrender value of life insurance policy investments, and normal business growth. Net gains from asset sales totalled $400,000 for 1998 compared to $79,000 for 1997. During 1998, the Bank sold $9 million (par value) available-for-sale securities which produced gains totalling $194,000. Additionally, the Bank sold approximately $5.7 million held-for-sale fixed rate residential mortgage loans which produced gains totalling $206,000. Servicing rights were retained from the mortgage loan sales. Periodically, selected assets are sold to generate income and liquidity, and manage interest rate risk. Trust and investment services fees were $549,000 for 1998, an increase of $108,000 or 25 percent above 1997. The increase in trust and investment services fees was due to asset appreciation, new business, and estate fees. In October 1998, the Bank purchased $5 million of Bank-owned life insurance and recognized $66,000 of tax-exempt income from the increase in cash surrender values. More information about this investment is provided in the Other Assets section of this report.


Table 1-Net Interest Income (tax equivalent basis)


                                                                      December 31,                                 5-yr
(dollars in thousands)                       1998         1997           1996         1995          1994           CGR
-----------------------------------------------------------------------------------------------------------------------
Total interest income                     $ 19,978      $ 19,513      $ 18,523      $ 18,346      $ 16,053         4.9%
Tax equivalent adjustment                      149           118           144           197           189          n/a
----------------------------------------------------------------------------------------------------------
Adjusted total interest income              20,127        19,631        18,667        18,543        16,242         4.8%
Total interest expense                       9,265         9,096         8,756         8,722         6,940         4.9%
----------------------------------------------------------------------------------------------------------
  Net interest income                     $ 10,862      $ 10,535      $  9,911      $  9,821      $  9,302         4.7%
==========================================================================================================
Average earning assets                    $237,378      $229,047      $223,203      $216,429      $203,399         4.1%
Average interest bearing liabilities       211,754       203,831       196,860       191,701       179,756         4.0%
Yield on earning assets                       8.48%         8.57%         8.36%         8.57%         7.99%
Rate on interest bearing liabilities          4.38%         4.46%         4.45%         4.55%         3.86%
----------------------------------------------------------------------------------------------------------
  Interest rate spread                        4.10%         4.11%         3.91%         4.02%         4.13%
  Net yield on average earning assets         4.58%         4.60%         4.44%         4.54%         4.57%
------------------------------------------------------------------------------------------------------------------------

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Table 2-Rate/Volume Analysis of Changes in Net Interest Income (tax equivalent basis)

                                                                            1998 compared to 1997
                                                  Year ended         ------------------------------------
                                                 December 31,         Increase          Change due to
(dollars in thousands)                       1998         1997       (Decrease)      Volume        Rate
---------------------------------------------------------------------------------------------------------
Interest Income
  Interest bearing deposits with banks      $     9      $    15      $    (6)      $    (5)      $    (1)
  Federal funds sold                            354          162          192           195            (3)
  Securities, taxable                         2,502        2,779         (277)         (205)          (72)
  Securities, tax-exempt                        426          305          121           147           (26)
  Loans, taxable (1)                         16,824       16,329          495           623          (128)
  Loans, tax-exempt                              12           41          (29)          (33)            4
---------------------------------------------------------------------------------------------------------
    Total interest income                    20,127       19,631          496           722          (226)
Interest Expense
  Deposits:
    Interest bearing demand                   1,342        1,250           92           123           (31)
    Savings                                     455          472          (17)           (1)          (16)
    Time deposits under $100,000              6,179        6,103           76           129           (53)
    Time deposits $100,000 and above          1,105        1,010           95           108           (13)
  Short-term borrowings                           0           73          (73)          (73)            0
  Long-term borrowings                          184          188           (4)           (3)           (1)
---------------------------------------------------------------------------------------------------------
    Total interest expense                    9,265        9,096          169           283          (114)

    Net interest income                     $10,862      $10,535      $   327       $   439       $  (112)
=========================================================================================================



                                                                            1997 compared to 1996
                                                  Year ended         ------------------------------------
                                                 December 31,         Increase          Change due to
(dollars in thousands)                       1998         1997       (Decrease)      Volume        Rate
---------------------------------------------------------------------------------------------------------
Interest Income
  Interest bearing deposits with banks      $    15      $    21      $    (6)      $    (7)      $     1
  Federal funds sold                            162           92           70            69             1
  Securities, taxable                         2,779        3,711         (932)       (1,018)           86
  Securities, tax-exempt                        305          382          (77)          (80)            3
  Loans, taxable (1)                         16,329       14,421        1,908         2,051          (143)
  Loans, tax-exempt                              41           40            1            20           (19)
---------------------------------------------------------------------------------------------------------
    Total interest income                    19,631       18,667          964         1,035           (71)
Interest Expense
  Deposits:
    Interest bearing demand                   1,250        1,221           29            72           (43)
    Savings                                     472          538          (66)          (27)          (39)
    Time deposits under $100,000              6,103        6,051           52            18            34
    Time deposits $100,000 and above          1,010          859          151           128            23
  Short-term borrowings                          73           87          (14)          (15)            1
  Long-term borrowings                          188            0          188           188             0
---------------------------------------------------------------------------------------------------------
    Total interest expense                    9,096        8,756          340           364           (24)

    Net interest income                     $10,535      $ 9,911      $   624       $   671       $   (47)
=========================================================================================================

(1)  Includes loan fees of $567,000 in 1998, $329,000 in 1997, and $307,000 in
     1996.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

TABLE 3-AVERAGE BALANCES AND INTEREST RATES (tax equivalent basis)


                                                       1998                           1997                        1996
                                           ---------------------------     -------------------------    ------------------------
                                           Average                         Average                      Average
(dollars in thousands)                     Balance   Interest     Rate     Balance   Interest   Rate    Balance  Interest   Rate
--------------------------------------------------------------------------------------------------------------------------------
Assets
  Interest bearing deposits with banks    $    161   $      9     5.59%        $237      $15    6.33%      $346       $21   6.07%
  Federal funds sold                         6,475        354     5.47        2,938      162    5.51      1,675        92   5.49
  Investment securities:
    Taxable                                 40,751      2,502     6.14       44,005    2,779    6.32     60,632     3,711   6.12
    Tax-exempt                               5,495        426     7.75        3,709      305    8.22      4,689       382   8.15
--------------------------------------------------------------------------------------------------------------------------------
      Total investment securities           46,246      2,928     6.33       47,714    3,084    6.46     65,321     4,093   6.27

  Loans:
    Taxable (1)                            184,388     16,824     9.12      177,609   16,329    9.19    155,492    14,421   9.27
    Tax-exempt                                 108         12    11.11          549       41    7.47        369        40  10.84
--------------------------------------------------------------------------------------------------------------------------------
      Total loans                          184,496     16,836     9.13      178,158   16,370    9.19    155,861    14,461   9.28
--------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                 237,378     20,127     8.48      229,047   19,631    8.57    223,203    18,667   8.36
  Other assets (2)                          21,081                           17,385                      13,258
      Total assets                        $258,459                         $246,432                    $236,461
================================================================================================================================

Liabilities and Stockholders' Equity
  Interest bearing deposits:
   Interest bearing demand                $ 55,873      1,342     2.40     $ 50,851    1,250    2.46   $ 48,005     1,221   2.54
   Savings                                  20,717        455     2.20       20,776      472    2.27     21,854       538   2.46
   Time deposits under $100,000            112,090      6,179     5.51      109,769    6,103    5.56    109,438     6,051   5.53
   Time deposits $100,000 and above         20,370      1,105     5.42       18,410    1,010    5.49     16,023       859   5.36
--------------------------------------------------------------------------------------------------------------------------------
     Total interest bearing deposits       209,050      9,081     4.34      199,806    8,835    4.42    195,320     8,669   4.44
  Short-term borrowings                          8          0     0.00        1,281       73    5.70      1,540        87   5.65
  Long-term borrowings                       2,696        184     6.82        2,744      188    6.85          0         0   0.00
--------------------------------------------------------------------------------------------------------------------------------
    Total interest bearing liabilities     211,754      9,265     4.38      203,831    9,096    4.46    196,860     8,756   4.45

  Noninterest bearing deposits              19,965                           17,493                      16,504
  Other liabilities                          1,451                            1,234                       1,276
  Stockholders' equity                      25,289                           23,874                      21,821

  Total liabilities and
    stockholders' equity                  $258,459                         $246,432                    $236,461
================================================================================================================================
  Net interest income                                $ 10,862                        $10,535                       $9,911
--------------------------------------------------------------------------------------------------------------------------------
  Interest rate spread                                            4.10%                         4.11%                       3.91%
--------------------------------------------------------------------------------------------------------------------------------
  Net yield on earning assets                                     4.58%                         4.60%                       4.44%
--------------------------------------------------------------------------------------------------------------------------------

(1)  Includes loan fees of $567,000 in 1998, $329,000 in 1997 and $307,000 in
     1996.
(2) Includes average nonaccrual loans of $2,891,000 in 1998, $2,255,000 in 1997 and $3,259,000 in 1996.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Total noninterest income for 1997 was $1,227,000, an increase of $137,000 or
12.6 percent above 1996. The increase in noninterest income was primarily attributable to an increase in trust and investment service fees due to business growth and appreciation in the value of assets managed.

For 1999, noninterest income is expected to exceed the 1998 level, with the possible exception of gains from asset sales. Income from life insurance investments and rental income from leasing space in the Corporate Center are projected to make a larger contribution to noninterest income next year. Approximately fifty-eight percent of the Corporate Center's leasable space to nonaffiliated parties is presently leased. Furthermore, fee income from the Bank's real estate settlement subsidiary which began operations in January 1999, and normal business growth are also expected to increase noninterest income in the period ahead.

Noninterest Expense
Total noninterest expense for 1998 was $8,446,000, an increase of $717,000 or
9.3 percent above 1997. The increase in noninterest expense for 1998, 1997 and 1996 primarily reflects the implementation of strategic initiatives to expand, staff and equip the organization, in addition to normal business growth. Long-term investments during this three year period were made to position the Corporation for future expansion and to increase its service capabilities.

Explanations of the change in selected expenses for 1998 versus 1997 follow. The $202,000 or 33 percent increase in occupancy expense for 1998 reflects a full year's impact of depreciation, maintenance and property tax expenses associated with a community banking office addition in April 1997, and construction and occupancy of the Codorus Valley Corporate Center (Corporate Center) which was operational in August 1997. The $70,000 or 8 percent increase in furniture and equipment for 1998 reflects increased depreciation and maintenance contract expenses from increased investment in computer equipment and systems in 1997, and increased depreciation expense resulting from furnishing the Corporate Center. Postage, stationery and supplies expense declined $54,000 or 13 percent in 1998 because 1997 expenses reflected the impact of the Bank's name change and the new community banking office. Professional and legal expense increased $79,000 or 35 percent in 1998 due primarily to consulting fees associated with the feasibility of new business opportunities, a new investment management arrangement for trust and investment services accounts, financial issues, and technology issues, including Year 2000 compliance. Marketing and advertising increased $63,000 or 19 percent in 1998 due to implementation costs associated with a sales and product training program which is described in the section that follows. Acquired real estate (net) increased $84,000 or 168 percent in 1998 due to greater carrying costs and deterioration in the market value of selected properties. Other expense increased $178,000 or 14 percent in 1998 due in part to accounting reclassifications and increases in the Capital Stock Tax, Pennsylvania Shares Tax, and telephone expense.

Total noninterest expense for 1997 was $7,729,000, an increase of $974,000 or
14.4 percent above 1996. The $974,000 increase in noninterest expense primarily reflects the implementation of strategic initiatives in 1997 and 1996. Salaries and benefits increased $333,000 or 9 percent in 1997 to support planned business growth. The increase included staffing the eighth full-service community banking office which opened in April 1997. Occupancy expense increased $178,000 or 42 percent in 1997 due to increased depreciation, maintenance and property taxes associated with the newest community bank office, and the Corporate Center which was operational in August 1997. The cost to purchase, renovate and furnish the new community bank office was approximately $825,000. Total investment in the Corporate Center was approximately $5.7 million, which includes land, construction and furnishing costs. The building is being depreciated over a forty year estimated useful life for financial reporting purposes. Sixty-seven percent of the leasable space is leased to the Bank, the remaining thirty-three percent is available for lease to nonaffiliated parties. Furniture and equipment expense increased $271,000 or 46 percent due to depreciation and maintenance costs from increased investment in computer systems and equipment purchased in 1997 and the latter half of 1996. Current period furniture depreciation expense increased as a result of furnishing the Corporate Center. Postage, stationery and supplies expense increased $96,000 or 30 percent due to normal business growth, a new community bank office, and changing the name of the Corporation's banking subsidiary. Marketing and advertising increased $106,000 or 45 percent due primarily to promotional expenses associated with the Bank's name change, the new community bank office and the Corporate Center.

Noninterest expense is expected to increase in 1999 due to past and planned strategic initiatives, and normal business growth.

Sales and Product Training
In January 1998, the Bank contracted with Financial Selling Systems, a national sales training and consulting firm, to implement a sales and product training program. The program is focused on the retail banking staff and has two primary objectives: first, to expedite the transformation of the Bank to a customer-focused corporate culture, based upon superior sales and service; second, to increase sales through improved selling skills, increased product knowledge and confidence, and sales incentives. Formal training of the retail banking staff began in May. This comprehensive retail training program is expected to take approximately thirty months to complete at an estimated cost of $175,000. For 1998, the Bank spent approximately $95,000 for this program.

Year 2000 Compliance
The following section contains forward-looking statements which involve risks and uncertainties. The actual impact on the Corporation of the Year 2000 issue
(Y2K) could materially differ from that which is anticipated in the forward-looking statements as a result of certain factors identified below.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The Year 2000 issue poses significant risks for all businesses, households and governments. The risk is that on January 1, 2000, date-sensitive systems using two digits to represent the year may not be able to distinguish between the year 2000 and the year 1900. The date problem could result in system failures or miscalculations causing disruptions in normal business and governmental operations. The problem has broad implications far beyond familiar computer systems and could adversely impact security systems, telephone systems, climate control systems, elevators, automobiles and other date-sensitive systems. Unfortunately, there is no universal solution for this problem and resolution of the Year 2000 issue may be both labor intensive and costly for some companies.

The Bank is subject to the regulation and oversight of various banking regulators, whose oversight includes the provision of specific timetables, programs and guidance regarding Y2K issues. Regulatory examination of the Bank's Y2K programs are conducted periodically, and reports from management are submitted quarterly to the Board.

Corporation's State of Year 2000 Readiness

Resolving the Year 2000 issue is one of the Corporation's highest priorities. In 1997, a project team was formed to address the Y2K issue. Based on an internal assessment of the Corporation's systems and software, the project team determined that some existing systems and software must be remediated or replaced prior to the millennium. The replacement date for an aged item-processing system, which is not Y2K compliant, was advanced to the fourth quarter of 1998, approximately twelve months earlier than initially planned. Contract negotiations and scheduling have delayed planned installation of this system until the first quarter of 1999. Management presently believes that as a result of modifications to existing software and hardware and conversions to new software, the Y2K issue can be mitigated. However, if such modifications and conversions are not made, or are not completed on a timely basis, the Y2K issue could have a material adverse impact on the operations of the Corporation.

The Corporation has initiated communications with its major vendors to determine the extent to which these third parties will be Y2K compliant. To date, responses have been positive; however, there are no guarantees that the systems and software of other companies on which the Corporation relies will be Y2K compliant. As a precaution, the Corporation will test, and develop contingency plans, as needed, for mission critical systems.

Further, the Bank has communicated with its large commercial borrowers. These borrowers pose a credit risk to the Bank if they are not Y2K compliant, and their businesses are disrupted. Responses from large commercial borrowers are currently being evaluated, and the Bank will take appropriate action based upon their level of readiness for year 2000. The Bank has also incorporated a Y2K readiness review in its underwriting process for business loans.

Costs of Year 2000 Readiness

At December 31, 1998, management's best estimate of the total cost for Y2K readiness is $39,000. For 1998, approximately $33,000 in expenses were incurred for this project, principally for external technicians for system test plans and testing. In addition, the Bank plans to replace an aged item-processing system in the first quarter of 1999. This system will cost approximately $300,000 which produces an annual after-tax depreciation expense of $40,000 based on a five-year expected useful life. Implementation of this mission critical system was accelerated from its original fourth quarter 1999 target replacement date.

The cost of the Y2K project and the date on which the Corporation anticipates being Y2K compliant is based on management's best estimates, which assume the continued availability of certain resources, third party modification plans and other factors. However, there is no guarantee that these estimates will be achieved and actual results could differ materially from management's plan.

Risks of Year 2000

At present, management believes its progress in remedying the Corporation's systems, programs, applications, and installing Y2K compliant upgrades is on target, except for installation of the item-processing system. The Y2K problem creates risk for the Corporation from unforeseen problems in its own computer systems and from third party vendors who provide the majority of mainframe and pc-based computer applications. Failure of third party systems relative to the Y2K issue could have a material impact on the Corporation's ability to conduct business. The Corporation is also exposed to credit risk if large commercial borrowers are not Y2K compliant and their businesses are disrupted.

Contingency Plans for Year 2000

Mission critical systems were largely remediated for Year 2000 compliance by December 31, 1998, with the exception of the item-processing system which is scheduled for installation in the first quarter of 1999. Testing has been completed on four critical systems which include six individual applications. These systems were successfully tested and operated correctly within the test environment. As of February 28, 1999, testing has been substantially completed for the core processing system and the trust operating system. The Corporation will continue to monitor the progress of remediation of mission critical systems and is in the process of developing a business resumption contingency plan.

In accordance with regulatory mandate, the Corporation's goal was to be substantially Year 2000 compliant by year end 1998. However, uncertainties remain about whether or not the Corporation's third party vendors and large commercial borrowers will be Year 2000 compliant. Accordingly, the financial impact of the Year 2000 issue on the Corporation's assets, earnings and liquidity cannot be determined at this time.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Insurance Sales
During 1997, Pennsylvania enacted a law to permit state chartered banking institutions to sell insurance. This followed the U.S. Supreme Court decision in favor of nationwide insurance sales by banks and barring states from blocking insurance sales by national banks in towns with populations of no more than 5,000. The Bank is currently evaluating its options regarding the sale of insurance and related investment products.

Income Taxes
The provision for federal income taxes was $1,188,000 for 1998 compared to $1,161,000 for 1997. The increase in the tax provision expense for 1998 was the result of the increase in income before income taxes. Comparatively, the tax provision expense for 1997 was lower than 1996 due to a lower level of income before income taxes. For additional information on income taxes, see Note 14-Income Taxes.

                              BALANCE SHEET REVIEW

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



TABLE 4-ANALYSIS OF INVESTMENT SECURITIES

                                                                                                     Weighted
                                   U.S.         U.S.       State &                                    Average
(dollars in thousands)           Treasury    Agency (1)   Municipal      Stock          Total         Yield(2)
--------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998
Maturity
  Within one year                $ 4,019      $11,107      $   257                      $15,383        6.14%
  One to five years                            32,595        1,358                       33,953        5.84
  Five to ten years                               983        2,484                        3,467        7.77
  Over ten years                                             1,823                        1,823        6.85
  No set maturity                                                           905             905
-----------------------------------------------------------------------------------------------
Amortized cost                   $ 4,019      $44,685      $ 5,922      $   905      $   55,531        6.08
===============================================================================================
Average maturity                                                                      2.3 years

DECEMBER 31, 1997
Maturity
  Within one year                $ 2,990      $ 9,764      $   729                      $13,483        6.23%
  One to five years                6,555       13,466        1,414                       21,435        6.66
  Five to ten years                             2,455        1,414                        3,869        8.16
  Over ten years
  No set maturity                                                           861             861
-----------------------------------------------------------------------------------------------
Amortized cost                   $ 9,545      $25,685      $ 3,557      $   861      $   39,648        6.66
===============================================================================================
Average maturity                                                                      2.1 years

DECEMBER 31, 1996
Maturity
  Within one year                $ 9,530      $ 6,392      $   884                      $16,806        5.50%
  One to five years               12,546       20,115        1,578                       34,239        6.33
  Five to ten years                             2,450        1,763                        4,213        8.26
  Over ten years
  No set maturity                                                         1,075           1,075
-----------------------------------------------------------------------------------------------
Amortized cost                   $22,076      $28,957      $ 4,225      $ 1,075      $   56,333        6.22
===============================================================================================
Average maturity                                                                      2.1 years

(1) Collateralized-mortgage obligations (CMO's) and mortgage-backed securities (MBS's) are included in the maturity categories based on average expected life.
(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


At December 31, 1998, maturities, or average expected life, for individual issues ranged from less than one year to approximately thirteen years. The weighted average maturity of the investment security portfolio was 2.3 years for year ended 1998, and 2.1 years for years ended 1997 and 1996. A maturity distribution by security type, and weighted average yields is presented in Table 4-Analysis of Investment Securities. Information about market value and unrealized gains and losses is presented in Note 4-Securities. Unrealized holding gains and losses, net of applicable taxes, are recorded as a separate component of stockholders' equity as accumulated other comprehensive income in accordance with Statements No. 115 and No. 130.

At December 31, 1998, the fair value of securities available-for-sale was $56.2 million, representing a $15.9 million or 40 percent increase above year end 1997. The increase was financed by funds from early payoffs of commercial loans and deposit growth. During 1998, $9 million (par value) of securities available-for-sale were sold for a pre-tax gain of $194,000.

Loans
Total average investment in loans for 1998 was $184.5 million, representing an increase of $6.3 million or 3.6 percent above 1997. Most of the growth in average loans was achieved in the fixed rate commercial loan portfolio. Loan growth during 1998 was constrained by competitive pressures. In many instances the Bank did not pursue certain loans rather than undermine sound underwriting standards.

In addition, an unusually large level of early loan payoffs of approximately $8.5 million occurred in the commercial loan portfolio attributable to clients selling businesses and assets. During 1998, the Bank sold $5.7 million held-for-sale fixed rate mortgage loans and realized a pre-tax gain of $206,000. The tax equivalent average yield on loans for 1998 was 9.13 percent compared to
9.19 percent for 1997. The decline in loan yield was the result of lower market interest rates and competitive pressures which resulted in a significant level of loan refinancings.

Total average investment in loans for 1997 was $178.2 million, representing an increase of $22.3 million or 14.3 percent above 1996. Most of the growth occurred in the commercial loan portfolio, although consumer loans, principally installment and home equity loans, also experienced growth in average balances for 1997. A growing local economy, and relatively low interest rates and unemployment were factors which contributed to loan demand. During 1997, the Bank sold $3.7 million held-for-sale fixed rate mortgage loans and realized a pre-tax gain of $54,000.

Table 5 presents the composition of total loans on a comparative basis for a five year period. The table reflects an emphasis on commercial lending, with a relatively stable mix of commercial and consumer related loans over the past five years.

Table 6 reveals that the commercial loan portfolio was comprised of $85 million or 64 percent in fixed rate loans and $49 million or 36 percent in floating or adjustable rate loans, which


TABLE 5-LOAN PORTFOLIO COMPOSITION


                                                                                   December 31,
(dollars in thousands)                      1998       %       1997        %        1996     %      1995       %     1994      %
----------------------------------------------------------   -----------------   ---------------  ----------------  ---------------
Commercial, industrial and agricultural   $114,313    60.4   $111,074     58.1   $ 91,744   55.0  $ 81,119    50.7  $ 77,984   51.8
Real estate - construction and
  land development                          19,663    10.4     21,456     11.2     15,449    9.3    19,817    12.4    19,501   12.9
-----------------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans           133,976    70.8    132,530     69.3    107,193   64.3   100,936    63.1    97,485   64.7
Real estate-residential mortgages           31,581    16.7     34,029     17.8     35,444   21.3    36,286    22.7    32,240   21.4
Installment                                 23,554    12.5     24,783     12.9     24,014   14.4    22,786    14.2    20,912   13.9
-----------------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans              55,135    29.2     58,812     30.7     59,458   35.7    59,072    36.9    53,152   35.3
  Total loans                             $189,111   100.0   $191,342    100.0   $166,651  100.0  $160,008   100.0  $150,637  100.0
===================================================================================================================================


TABLE 6-SELECTED LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                                              December 31, 1998
                                                              Years to Maturity
(dollars in thousands)                           1 or less      1 to 5       over 5       Total
-------------------------------------------------------------------------------------------------
Commercial, industrial and agricultural           $ 15,526     $ 22,485     $ 76,302     $114,313
Real estate-construction and land development        7,793        8,496        3,374       19,663
-------------------------------------------------------------------------------------------------
  Total commercial related                        $ 23,319     $ 30,981     $ 79,676     $133,976
=================================================================================================
Fixed interest rates                              $  3,755     $ 18,941     $ 62,424     $ 85,120
Floating or adjustable interest rates               19,564       12,040       17,252       48,856
-------------------------------------------------------------------------------------------------
  Total commercial related                        $ 23,319     $ 30,981     $ 79,676     $133,976
=================================================================================================

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

approximated year end 1997. Floating rate loans reprice periodically with changes in the Bank's Base rate, or the U.S. Prime rate as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the U.S. treasury yield curve.

The Bank serviced loans for others in the amount of $18.1 million at year end 1998, compared to $16.8 million at year end 1997, and $15.7 million at year end 1996. Servicing rights were retained from mortgage loan sales to provide a source of income and a basis for cross-selling additional financial services.

The relatively low level of market interest rates and the prospect for future declines due to low inflation and a declining federal deficit, in conjunction with low unemployment, create a favorable climate for loan production in the period ahead. To some degree, loan growth will be constrained by increasing competitive pressures.

Other Assets
In the third quarter of 1998, the Bank invested approximately $5 million in cash surrender value life insurance policies. This investment was puchased to provide a tax-exempt return to the Bank, and offset the costs associated with supplemental benefit plans created in 1998 for selected executive officers and Board members. The yield on the investment is projected to range from 5.5 to 6.0 percent. This investment, included in other assets on the statement of financial condition, was funded by the liquidation of short-term investments with correspondent banks.

                                    FUNDING

Deposits
Deposits are a principal source of funding for earning assets. For 1998, total average deposits were $229 million, an increase of $11.7 million or 5.4 percent above 1997. The average rate paid on interest bearing deposits was 4.34 percent for 1998 compared to 4.42 percent for 1997. During 1998, the average monthly balance of demand deposits increased, while time deposits of $100,000 or above declined. Management believes that deposit growth during 1998 was attributable to increased selling effectiveness by the retail banking staff pursuant to the formal sales and product training program, and the addition of new customers who left selected banking competitors that were merged with, or acquired by, large non-local financial corporations.

Comparatively, for 1997, total average deposits were $217.3 million, an increase of $5.5 million or 2.6 percent above 1996, primarily in the interest-bearing demand and time deposits of $100,000 and above categories. The average rate paid on interest bearing deposits was 4.42 percent for 1997 compared to 4.44 percent for 1996. Deposit growth in 1997 was achieved primarily through competitive rates on time deposits and new deposits associated with the addition of a full-service banking office in April 1997.

 At 1998 year end, total certificates of deposit were $132,698,000 and are scheduled to mature in the following years: $68,359,000 in 1999, $46,008,000 in 2000, $7,458,000 in 2001, $3,775,000 in 2002 and $7,098,000 in 2003. At 1998
year end, the balance of certificates $100,000 and above was $19,010,000. Of this total, $7,658,000 mature within three months; $1,952,000 mature after three months but within six months; $3,293,000 mature after six months but within twelve months; and the remaining $6,107,000 mature beyond twelve months.

For 1999, the volume of deposits is expected to increase moderately for the same reasons discussed earlier, in addition to normal business growth. It is probable that competitive pressures, including the emergence of new competitors, will constrain deposit growth for the Bank in the period ahead. Furthermore, double-digit returns in the stock and mutual funds markets have constrained deposit growth for the commercial banking industry in the past, and will continue to do so if these returns are sustained in the period ahead.

Short-Term and Long-Term Borrowings
To meet day-to-day funding needs, the Bank may borrow from larger correspondent banks in the form of federal funds purchased. It also utilizes available credit through the Federal Home Loan Bank of Pittsburgh (FHLBP). The rate is established daily based on prevailing market conditions for overnight funds.

The Bank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $65.3 million as of September 30, 1998, the most recent available date. At December 31, 1998, the Bank had $2.6 million outstanding on its account with the FHLBP.

In January 1997, the Bank borrowed $3 million from the FHLBP under a ten year,
6.82 percent fixed rate amortizing note arrangement with a final maturity date of January 22, 2007. The proceeds were used to help fund the residential mortgage loan program. Long-term debt amounted to $2.6 million at December 31, 1998.

In light of competitive pressures and the public allure with the stock and mutual funds markets, traditional deposit funding, by necessity, will continue to be supplemented with borrowed funds.

Stockholders' Equity
Stockholders' equity, or capital, is a source of funds which enables the Corporation to maintain asset growth and to absorb losses. For the year ended 1998, total stockholders' equity was $26 million, reflecting an increase of $1.6 million or 6.7 percent above year end 1997. Comparatively, for the year ended 1997, total equity grew $1.7 million or 7.6 percent above year end 1996. The increase in total equity for both periods was due primarily to earnings retention from profitable operations.

The Corporation's level of capital at December 31, 1998, remained strong, with capital ratios well in excess of regulatory guidelines. There are currently three federal regulatory definitions of capital adequacy that take the form of minimum ratios. Table 7 depicts that the Corporation exceeds all federal minimum quantitative regulatory standards. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgements by regulators.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The Corporation generally pays cash dividends on a quarterly basis. The dividend rate is determined by the Board after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis were $.40 for 1998, $.36 for 1997, and $.33 for 1996. All per share amounts were adjusted for stock dividends. The Corporation and the Bank are subject to restrictions on the payment of dividends as depicted in Note 12-Dividend Payment Restrictions.

Periodically, the Corporation pays stock dividends as another means of enhancing long-term shareholder value. In June of 1998, 1997, and 1996, the Corporation paid a 5 percent stock dividend. Payment of these 5 percent stock dividends resulted in the issuance of 109,469 common shares in 1998, 51,963 shares in 1997, and 49,503 shares in 1996. In January 1998, the Corporation paid a two-for-one stock split effected in the form of a 100 percent stock dividend. The stock split resulted in the issuance of 1,097,259 shares of common stock. The weighted average number of shares of common stock outstanding was 2,303,987 for 1998, 1997 and 1996.

In February 1999, the Corporation publically announced that its Board authorized the purchase, in open market and privately negotiated transactions, of up to 112,500 shares or approximately 4.9 percent of its then outstanding common shares. The purchases are expected to be funded by using available excess capital.

Capital investments made in 1997 and 1996, and future investment will impact current and future earnings and capital growth. Possible future investments could include expansion of the community office franchise, investment in communication and computer technologies, and creation or acquisition of other financial services companies. Management and the Board believe that capital investment, guided by a long-term strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long term, and is an important component of the overall strategy of enhancing long-term shareholder value.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10-Benefit Plans and Note 13-Stockholders' Equity of the consolidated financial statements.

                                RISK MANAGEMENT

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



TABLE 7-CAPITAL RATIOS

                                                                       December 31,
(dollars in thousands)                                  1998              1997            1996
-------------------------------------------------------------------------------------------------
Tier I Capital - Total stockholders' equity (1)     $    25,590      $    23,988      $    22,354
Tier II Capital - Allowance for loan losses (2)           1,903            2,098            2,053
-------------------------------------------------------------------------------------------------
  Total risk-based capital                          $    27,493      $    26,086      $    24,407

Risk-adjusted on-balance sheet assets (1)           $   196,394      $   188,075      $   158,701
Risk-adjusted off-balance sheet exposure (3)             10,020            5,675            5,491
-------------------------------------------------------------------------------------------------
  Total risk-adjusted assets including
     off-balance sheet exposure                     $   206,414      $   193,750      $   164,192

Ratios:
Tier I risk-based capital ratio                           12.40%           12.38%           13.61%
Federal minimum required                                   4.00             4.00             4.00

Total risk-based capital ratio                            13.32%           13.46%           14.86%
Federal minimum required                                   8.00             8.00             8.00

Leverage ratio (4)                                         9.90%            9.73%            9.45%
Federal minimum required                                   4.00             4.00             4.00


(1) Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.
(2) Allowance for loan losses is limited to 1.25% of total risk-adjusted assets. In 1998, banking regulators permitted the inclusion of up to 45% of unrealized gains on available-for-sale equity securities.
(3) Off-balance sheet exposure is caused primarily by standby letters of credit and loan commitments with a remaining maturity exceeding one year. These obligations have been converted to on-balance sheet credit equivalent amounts and adjusted for risk.
(4)  Tier I capital divided by average total assets.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


and the experience of the loan officer. Third, loan review committees function at both the senior lending officer level and the Board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation adheres to making most of its loans within its primary geographical market area, York County, Pennsylvania. Although this may pose a geographical concentration risk, the diverse local economy and knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not make loans to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews and audits of the loan portfolio occur throughout the year. An important on-going review mechanism is the lender initiated risk rating system, (LIRRS). The LIRRS requires personnel with lending authority to systematically evaluate and rate loans based upon preestablished risk criteria. All potential problem loans and assets acquired in foreclosure are reviewed quarterly, or more frequently, if circumstances dictate, by a Special Asset Committee (SAC) comprised of selected members of senior management. For each loan under review the SAC has the responsibility of establishing a final risk rating, an action plan for reducing risk, and a loss reserve. The results of SAC actions are documented and forwarded to the Board for their review. In addition to internal controls, the Bank uses a disinterested third party loan review specialist to review its commercial loan portfolio. Furthermore, the loan portfolio is reviewed annually by independent auditors in connection with their audit of the financial statements; and is examined periodically by bank regulators.

Nonperforming Assets
A primary measure of loan quality is the percentage of loans that move from an earnings category to a nonperforming category. Table 8-Nonperforming Assets and Past Due Loans, depicts asset categories posing the greatest risk of loss. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due. Internal loan classifications such as nonaccrual, and troubled debt restructurings, are examples of impaired loans. It is the Bank's policy to reclassify loans to an impaired status when either principal or interest payments become 90 days past due, unless the value of the supporting collateral is adequate and the loan is in the process of collection. An impaired classification may be made prior to 90 days past due if management believes that the collection of interest or principal is doubtful. Assets acquired in foreclosure are primarily real estate assets that were acquired to satisfy debts owed to the Bank. The final category, loans past due 90 days or more and still accruing interest, are contractually past due, but are well collateralized and in the process of collection.


Table 8 depicts that total nonperforming assets were $3,577,000 or 1.9 percent of total loans and net assets acquired.

TABLE 8-NONPERFORMING ASSETS AND PAST DUE LOANS


                                                                                        December 31,
(dollars in thousands)                                           1998          1997         1996        1995         1994
---------------------------------------------------------------------------------------------------------------------------
Impaired loans (1)                                             $ 1,706       $ 2,842      $ 2,063      $ 3,583      $ 1,766
Assets acquired in foreclosure, net of reserve                   1,871           380          780          695          670
---------------------------------------------------------------------------------------------------------------------------
  Total nonperforming assets                                   $ 3,577       $ 3,222      $ 2,843      $ 4,278      $ 2,436
===========================================================================================================================

Loans past due 90 days or more and still accruing interest     $    13       $   107      $   524      $ 1,755      $   522

Ratios:
Impaired loans as a % of total year-end loans                     0.90%         1.49%        1.24%        2.24%        1.17%

Nonperforming assets as a % of total year-end
 loans and net assets acquired in foreclosure                     1.87%         1.68%        1.70%        2.66%        1.61%

Nonperforming assets as a % of total year-end
   stockholders' equity                                          13.73%        13.19%       12.52%       20.34%       13.63%

Allowance for loan losses as a
   multiple of impaired loans                                     1.1x           .7x         1.0x          .6x         1.3x

Interest not recognized on
  impaired loans at period-end:(2)
Contractual interest due                                       $   312       $   398      $   246      $   306      $   125
Interest revenue recognized                                         73           103           18          120           23
---------------------------------------------------------------------------------------------------------------------------
  Interest not recognized in operations                        $   239       $   295      $   228      $   186      $   102
===========================================================================================================================

(1)  Comprised solely of nonaccrual loans.
(2) This table includes interest not recognized on loans which were classified as impaired at year end. While every effort is being made to collect this interest revenue, it is probable a portion will never be recovered.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Comparatively, nonperforming assets were $3,222,000 or 1.7 percent of total loans and net assets acquired at December 31, 1997. At year end 1998, the impaired loans category reflected a $1,136,000 or 40 percent decline from the previous year end due primarily to reclassifications to the assets acquired category. At December 31, 1998, the impaired loan portfolio was comprised of twenty unrelated accounts, primarily commercial loan relationships, ranging in size from $25,000 to $211,000. These loan relationships vary by industry and are generally collateralized with real estate assets. A loss allowance, which is evaluated quarterly, has been established for accounts that appear to be under-collateralized. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Assets acquired in foreclosure, net of reserve, were $1,871,000 for year end 1998, representing an increase of $1,491,000 above year end 1997. Most of the increase in assets acquired was caused by the addition of an improved real estate property taken via deed-in-lieu of foreclosure in May 1998. The Corporation's carrying value for this asset is approximately $999,000. Management believes that the net realizable value of this property which makes up 52 percent of total assets acquired, is sufficiently greater than its carrying value based on a recent external appraisal. At December 31, 1998, the assets acquired portfolio consisted of five unrelated accounts which ranged in size from $28,000 to $999,000. A loss allowance, which is evaluated quarterly, has been established for assets acquired whose estimated fair value, less selling expenses, is below their financial carrying costs. At December 31, 1998, the allowance for assets acquired was approximately $63,000. The provision expense for assets acquired, due to declines in the fair value of individual assets, was $69,000 for 1998 compared to $18,000 for 1997 and $129,000 for 1996.

At December 31, 1998, loans past due 90 days or more and still accruing interest were $13,000, compared to $107,000 for year end 1997. Generally, loans in the past due category are well collaterized and in the process of collection. The current level of past due loans is closely monitored and believed to be within a manageable range.

At December 31, 1998, there were no potential problem loans, as defined, identified by management. However, management was monitoring loans of approximately $7.5 million for which the ability of the borrower to comply with present repayment terms was uncertain. Comparatively, management was monitoring $7.9 million on December 31, 1997. These loans were not included in the Table 8 disclosure. They are monitored closely, and management presently believes that the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans.

At year end 1998, there were three concentrations of loans by industry that exceeded 10 percent of total loans, as follows: commercial facility leasing, $32.4 million or 17.2 percent; residential facility leasing, $21.3 million or
11.8 percent; and real estate development, $19.7 million or 10.4 percent. Comparatively, at year end 1997, concentrations within these three industries were as follows: commercial facility leasing, $36.5 million or 19.1 percent; residential facility leasing, $17.9 million or 9.3 percent; and real estate development, $21.5 million or 11.2 percent. Loans to borrowers within these industries are usually collateralized by real estate.

Allowance for Loan Losses
Although the Corporation maintains sound credit policies, certain loans deteriorate and are charged off as losses. The allowance (reserve) for loan losses is maintained to absorb these potential losses. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size and character of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook.

Table 9 presents an analysis of the activity in the allowance for loan losses over a five year period. Commentary is provided below for each period presented.

For 1998, the allowance was $1,865,000, representing a $233,000 or 11 percent decline from year end 1997. The decline was primarily the result of a $456,000 charge-off attributable to a single commercial borrower whose account was deemed partially uncollectible in June 1998. The loan loss provision was $375,000 for 1998, an increase of $100,000 above 1997 to partially offset a higher level of net charge-offs. With the exception of the charge-off for the single commercial borrower, the reduction in the allowance reflects overall improvement in the quality of the loan portfolio.

For 1997, the allowance was $2,098,000, representing a small decline from year end 1996. The provision expense was $275,000 for 1997 which was $141,000 higher than the prior year due primarily to commercial loan growth and net charge-offs. Of the total $406,000 charged off in 1997, $172,000 or 42 percent was attributable to one commercial loan borrower whose accounts were deemed uncollectible. The decline in the allowance level and the ratio of allowance to total loans reflects improvement in the quality of individual loans within the loan portfolios.

For 1996, the allowance was $2,110,000, reflecting a decrease of $176,000 from year end 1995 due to a lower level of nonperforming assets. The reduction in the allowance lowered the unallocated reserve component, depicted in Table 10, which was deemed sufficient at year end 1996. The provision expense was $134,000 in the current period which primarily supported loan growth, principally commercial loans. Of the total $387,000 charged off for the year, $251,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.

For 1995, the allowance was $2,286,000, slightly above the level for year end 1994. The increase was due to a higher level of nonperforming assets and to support a larger volume of loans. The provision expense was $228,000 in 1995 which primarily supported loan growth and losses due to charge-offs. Of the total $342,000 charged off for the year, $141,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


For 1994, the allowance was $2,249,000, up slightly from year end 1993 to support a larger volume of loans. The significant increase in total loan charge-offs was caused by one event. As previously disclosed on May 5, 1994, management of the Bank discovered violations of credit policy, internal controls and loan authorizations in connection with the commercial loan portfolio of a former Bank officer. Subsequently, the loan officer resigned and the Bank completed an internal review for the purpose of identifying all unauthorized loans and evaluating them for collectibility and collateral adequacy. Effective June 30, 1994, the Bank recorded a $1,005,000 loan loss provision expense, and on July 12, 1994 charged off $1,087,000 as loan losses. In December 1994, the Bank received $270,000 in net insurance proceeds as a partial recovery for the losses. The former officer was convicted of fraud and sentenced to prison by federal authorities.

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

Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, loan receipts from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth and short-and long-term borrowings. Retained earnings from profitable operations is yet another source of liquidity. The Consolidated Statement of Cash Flows identifies the three major sources and uses of cash (liquidity) as operating, investing and financing activities.

The Corporation manages liquidity through the use of ratios and forecasts of selected cash flows. At year end 1998, the loan-to-deposit ratio was 78.2 percent compared to 84.6 percent at year end 1997. The ratio for both periods was within current policy guidelines. In the period ahead the loan-to-deposit ratio could increase due to competitive forces which may constrain deposit growth. By necessity, short- and long-term borrowings will play an increasingly important role in funding in the period ahead.

Market Risk Management
During 1997, the Securities and Exchange Commission issued new disclosure rules for financial instruments and exposures to market risk. The new rules require quantitative and qualitative disclosures about each type of market risk (eg., interest rate, foreign currency, commodity price, equity price), if material, within trading and other than trading portfolios. The rules took effect for financial statements for years ending after June 15, 1997, and affected most financial institutions.


TABLE 9-ANALYSIS OF ALLOWANCE FOR LOAN LOSSES


                                                                              December 31,
(dollars in thousands)                                    1998        1997        1996       1995        1994
---------------------------------------------------------------------------------------------------------------
Balance - beginning of year                              $2,098      $2,110      $2,286      $2,249      $2,000
Provision charged to operating expense                      375         275         134         228       1,229
Loans charged off:
  Commercial                                                610         340         265         276       1,255
  Real estate-mortgage                                        0           0          27           0           0
  Consumer                                                   25          66          95          66          24
---------------------------------------------------------------------------------------------------------------
  Total loans charged off                                   635         406         387         342       1,279
Recoveries:
  Commercial                                                 13         112          26         134         298
  Real estate-mortgage                                        0           0           0           0           0
  Consumer                                                   14           7          51          17           1
---------------------------------------------------------------------------------------------------------------
  Total recoveries                                           27         119          77         151         299
---------------------------------------------------------------------------------------------------------------
  Net charge-offs                                           608         287         310         191         980

Balance - end of year                                    $1,865      $2,098      $2,110      $2,286      $2,249
===============================================================================================================
Ratios:
Net charge-offs to average total loans                     0.32%       0.16%       0.19%       0.12%       0.68%
Allowance for loan losses to total loans at year-end       0.99        1.10        1.27        1.43        1.49
Allowance for loan losses to impaired
  loans and loans past due 90 days or more                  108.5      71.1        81.6        42.8        98.3

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

In the normal course of conducting business activities the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary. Interest rate risk arises from market driven fluctuations in interest rates which may affect cash flows, income, expense and the values of financial instruments. The Bank is particularly vulnerable to changes in the short-term U.S. Prime interest rate (Prime rate). Interest rate risk is managed by an Asset-Liability Committee (ALCO) comprised of members of senior management and an outside director. The ALCO's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. Based on the operations of the Bank, it is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

The ALCO manages interest rate risk primarily through sensitivity analysis. A computerized asset-liability management simulation model (ALM Model) is used to measure the potential loss in future net income based on hypothetical changes in interest rates. In 1998, two significant changes were made to the asset-liability management process. First, a dated ALM Model was replaced with a new model that has a solid national reputation. Second, the Bank subscribed to an economic and interest rate forecasting service. Also in 1998, the interest rate risk policy limit was changed to reflect a focus on net income, as opposed to net interest income. The Corporation's policy limit for the maximum negative impact on net income is 10 percent over a 12-month period. This policy limit is tested periodically by measuring the change in net income from a "baseline" scenario compared to a gradual 200 basis point increase and decrease in interest rates over a 12-month period; or if more practicable the forecasting service's "high rate" and "low rate" scenarios spread gradually over a 12-month period.

The ALM Model includes significant balance sheet variables that are identified as being affected by interest rates. For example, the model reflects: rate change differentials; rate caps and floors; and prepayment volatility. These and certain other effects are evaluated in developing the scenarios from which sensitivity of net income to changes in interest rates is determined.

A simulation was recently performed using 1999 budget data as a baseline. The baseline reflected a most likely interest rate scenario, eg., the Prime rate (a driver rate) would decline 75 basis points over 1999. The ALM Model projected net income for the baseline rate scenario compared to the forecasting service's high rate (Prime rate gradually increases 225 basis points by year end 1999) and low rate (Prime rate gradually declines 175 basis points by year end 1999) scenarios. Key assumptions that were used for the three interest rate scenarios included: varying levels of prepayments for commercial and mortgage loans, and mortgage-backed securities; stability of consumer loan and core deposit volumes, and noninterest income and expense; and reinvestment of repriceable cash flows in the same type of asset or liability. The ALM Model projected relatively stable net income over a 12-month period. For 1999, net income would decline 0.7 percent if interest rates rise and 1.6 percent if interest rates fall, compared to the baseline scenario. The change in projected net income, due to changes in the market interest rates, is well within the Corporation's 10 percent interest rate risk policy limit.

Comparatively, simulation was performed for 1998 with a dated and less sophisticated ALM Model. It projected that net income would increase 7.7 percent if if the Prime rate gradually increased 200 basis points, and decrease 9.9 percent if the



TABLE 10-ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES


                                                                                December 31,
                                               1998            1997                1996              1995              1994
                                         ---------------   --------------    ----------------   ----------------  ---------------
                                                 % Total          % Total             % Total           %  Total          % Total
(dollars in thousands)                   Amount    Loans   Amount   Loans    Amount     Loans   Amount    Loans   Amount   Loans
---------------------------------------------------------------------------------------------------------------------------------
Commercial, industrial
  and agricultural                       $1,329     60.4   $1,263     58.1   $1,335      55.0   $1,233      50.7   $1,198    51.8
Real estate - construction
  and land development                      174     10.4      268     11.2      319       9.3      268      12.4      171    12.9
---------------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans          1,503     70.8    1,531     69.3    1,654      64.3    1,501      63.1    1,369    64.7

Real estate - residential mortgages          74     16.7       95     17.8       86      21.3       94      22.7       51    21.4
Installment                                  73     12.5       54     12.9       79      14.4        8      14.2       17    13.9
---------------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans              147     29.2      149     30.7      165      35.7      102      36.9       68    35.3
Unallocated                                 215      n/a      418      n/a      291       n/a      683       n/a      812     n/a
---------------------------------------------------------------------------------------------------------------------------------
  Total                                  $1,865    100.0   $2,098    100.0   $2,110     100.0   $2,286     100.0   $2,249   100.0
=================================================================================================================================

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

               MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Prime rate gradually declined 200 basis points, compared to the baseline budget scenario, which assumed the Prime rate would remain flat at 8.50 percent, over a 12-month period.

For 1999, the ALM Model projects a balance sheet with less interest rate risk than the prior year. This is primarily attributable to anticipated growth in core deposits and fixed rate loans. Assumed increases in both of these categories is likely to reduce prior year asset sensitivity and result in a more matched position of repriceable assets versus repriceable liabilities.

Measurement of interest rate risk requires many assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower rates on net income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes, customer behavior, and changes in market conditions and management strategies, among other factors. Periodically, as risk perceptions change and ALM Model results become available, management will continue to formulate strategies to protect earnings from the potential negative effects of changes in market interest rates.

Impact of Inflation and Changing Prices
The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also significantly affects noninterest expenses, which tend to rise during periods of general inflation. The level of inflation, as measured by the annual average percentage change in the Consumer Price Index (CPI) for all urban consumers, continued its downward trend for 1998. This downward trend, influenced by increasing global competition, productivity gains, and a declining U.S. federal budget deficit, has prompted reports about the possibility of deflation, or falling prices, in the future. The CPI for 1998 was 1.6 percent, compared to 2.3 percent for 1997 and 2.9 percent for 1996.

Management believes the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities in such a way that they reprice in response to changes in market interest rates. Additionally, management is focused on increasing fee income which is less sensitive to changes in market interest rates.

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


TABLE 11-SUMMARY OF QUARTERLY FINANCIAL DATA


                                                             1998                                        1997
(dollars in thousands,                     Fourth      Third     Second      First     Fourth     Third       Second      First
except per share data)                     Quarter    Quarter    Quarter    Quarter    Quarter    Quarter     Quarter    Quarter
--------------------------------------------------------------------------------------------------------------------------------
Interest income                            $ 4,947    $ 4,960    $ 5,073    $ 4,998    $ 5,044    $ 5,029     $ 4,797    $ 4,643
Interest expense                             2,315      2,345      2,312      2,293      2,362      2,338       2,270      2,126
--------------------------------------------------------------------------------------------------------------------------------
  Net interest income                        2,632      2,615      2,761      2,705      2,682      2,691       2,527      2,517
Provision for loan losses                        0         75        225         75         73         68          67         67
Noninterest income                             454        314        356        308        322        310         235        281
Noninterest expense                          2,246      2,098      2,059      2,043      2,141      1,940       1,849      1,799
--------------------------------------------------------------------------------------------------------------------------------
  Net operating income                         840        756        833        895        790        993         846        932
Gain(loss) securities sales                      0         72          0        122          0        (17)          0          0
Gains other                                     98          4        104          0         37         56           3          0
--------------------------------------------------------------------------------------------------------------------------------
  Pretax income                                938        832        937      1,017        827      1,032         849        932
Provision for income taxes                     284        227        341        336        267        321         281        292
--------------------------------------------------------------------------------------------------------------------------------
  Net income                               $   654    $   605    $   596    $   681    $   560    $   711     $   568    $   640
================================================================================================================================
Net income per share, basic and diluted    $  0.28    $  0.26    $  0.26    $  0.30    $  0.24    $  0.31     $  0.25    $  0.28
================================================================================================================================

(1) Net income per share was retroactively adjusted for stock dividends declared through December 31, 1998.

                             CORPORATE INFORMATION

A CORPORATE PROFILE
Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986. On March 2, 1987 Codorus Valley Bancorp, Inc. became effective as a bank holding company, pursuant to the Bank Holding Company Act of 1956, as amended. PeoplesBank, A Codorus Valley Company, is its wholly-owned banking subsidiary and SYC Realty Co., Inc. is its wholly-owned nonbank subsidiary. Organized in 1934, PeoplesBank, formerly Peoples Bank of Glen Rock until February 1997, offers a full range of commercial and consumer banking services through eight full service banking office locations in York County, Pennsylvania. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation
(FDIC) to the maximum extent provided by law. PeoplesBank also offers trust and investment services at the Codorus Valley Corporate Center. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly-owned subsidiary, to provide real estate settlement services.

HEADQUARTERS
Codorus Valley Bancorp, Inc., Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403 STOCK,

DIVIDEND AND BROKER INFORMATION
Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol "CVLY" on the NASDAQ National Market System. At December 31, 1998, there were approximately 1,020 stockholders of record. Prices presented below since June 1997, were based on the close price as quoted on the NASDAQ National Market System. Prices presented for January through May 1997, are based on bid prices between broker-dealers which do not include retail markups or markdowns or any commission to the broker-dealer and therefore, do not necessarily reflect prices in actual transactions. Cash dividends paid for the most recent eight quarters are provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.


                           1998                              1997
                         Dividends                         Dividends
Quarter        High        Low   per share       High        Low     per share
-------------------------------------------------------------------------------
First      $   22.14  $   20.95  $   0.10     $   14.10  $   12.98  $   0.09
Second         23.00      21.33      0.10         17.34      13.54      0.09
Third          23.00      19.50      0.11         18.45      16.07      0.10
Fourth         20.50      18.25      0.11         22.02      17.02      0.10


For further information, we refer you to the following market-makers in our common stock:

Ryan, Beck & Co.     Janney, Montgomery, Scott, Inc.  Hopper Soliday & Co., Inc.
(800) 223-8969       (717) 845-5611                   (800)  456-9234

F.J. Morrissey & Co., Inc.    Sandler O'Neil & Partners, L.P.
(800) 842-8928                (800) 635-6851

NOTICE OF ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, May 18, 1999 at 9:00 a.m. eastern daylight-saving time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, Pennsylvania.

TRANSFER AGENT
Norwest Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854 (800) 468-9716


FORM 10-K REQUEST
The form 10-K Report filed with the Securities and Exchange Commission (SEC) may be obtained, without charge, as follows: Access via the Internet at the Bank's website by selecting the Securities and Exchange Commission link on the Investor Information page at www.peoplesbnk.com, or the SEC website at www.sec.gov/edgarhp.htm. By writing to: Chief Financial Officer, Codorus Valley Bancorp, Inc., P. O. Box 2887, York, PA 17405-2887.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling (800)-468-9716 or by writing to: Norwest Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854

Codorus Valley Bancorp, Inc. and its subsidiaries are Equal Employment Opportunity/Affirmative Action Employers.