Form 10-K, Exhibit 13
period 1999-12-31
CODORUS VALLEY BANCORP INC
filed 2000-03-29
CIK 806279

EXHIBIT 13

                                 EXCERPTS FROM:


                       1999 ANNUAL REPORT TO STOCKHOLDERS

                             SELECTED FINANCIAL DATA
                          Codorus Valley Bancorp, Inc.

                                                 1999          1998         1997          1996          1995
-------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
(in thousands)
Total interest income                          $20,314       $19,978      $19,513        $18,523      $18,346
Total interest expense                           9,534         9,265        9,096          8,756        8,722
-------------------------------------------------------------------------------------------------------------
  Net interest income                           10,780        10,713       10,417          9,767        9,624
Provision for loan losses                          225           375          275            134          228
Noninterest income                               2,237         1,832        1,227          1,090          912
Noninterest expense                              9,054         8,446        7,729          6,755        6,559
-------------------------------------------------------------------------------------------------------------
  Income before income taxes                     3,738         3,724        3,640          3,968        3,749
Provision for income taxes                       1,074         1,188        1,161          1,261        1,155
-------------------------------------------------------------------------------------------------------------
  Net income                                  $  2,664      $  2,536     $  2,479        $ 2,707     $  2,594
-------------------------------------------------------------------------------------------------------------

RATIOS (in percentage)
Return on average
  stockholders' equity                            10.2          10.0         10.4           12.4         13.3
Return on average assets                          0.95          0.98         1.00           1.14         1.14
Tier I risk-based capital                         11.2          12.4         12.4           13.6         13.4
Total risk-based capital                          12.1          13.3         13.5           14.9         14.6
Average stockholders' equity
  to average assets                                9.3           9.8          9.7            9.2          8.6

PER COMMON SHARE
(adjusted for stock dividends)
Net income, basic and diluted                    $1.11         $1.05        $1.03          $1.12        $1.08
Cash dividends paid                              $0.42         $0.38        $0.35          $0.31        $0.27
Stock dividend paid                                 5%            5%           5%             5%           5%
Stock split effected as stock dividend paid          -          100%            -              -            -
Book value                                      $10.83        $10.82       $10.14          $9.43        $8.73
Dividend payout ratio                            38.0%         36.4%        33.7%          27.8%        25.4%
Weighted average shares outstanding          2,393,728     2,407,827    2,407,827      2,407,826    2,403,575

SUMMARY OF FINANCIAL CONDITION
AT YEAR-END (in thousands)
Securities                                     $55,629       $56,225      $40,303        $56,859      $61,679
Loans                                          207,318       189,111      191,342        166,651      160,008
Assets                                         291,156       273,082      255,058        237,329      234,747
Deposits                                       238,458       241,913      226,263        209,460      212,440
Borrowings                                      25,999         3,805        2,802          4,000            0
Equity                                          25,372        26,058       24,425         22,706       21,032
Trust and investment services
  Assets under management (market value)        76,838        70,825       59,863         49,292       40,215
  Fee income                                       542           549          441            321          311

NON-FINANCIAL DATA
Number of bank offices                               8             8            8              7            7
Number of employees
  (full-time equivalent)                           131           130          140            129          128

-------------------------------------------------------------------------------------------------------------

                                    CVB, Inc.
                                    ---------
                                        4

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          Codorus Valley Bancorp, Inc.



                                                                                                DECEMBER 31,
(dollars in thousands)                                                                   1999                    1998
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks:
    Interest bearing deposits with banks                                             $     226              $     203
    Noninterest bearing deposits and cash                                               10,399                 10,889
  Federal funds sold                                                                       568                      0
  Securities available-for-sale                                                         46,268                 56,225
  Securities held-to-maturity (market value $8,835)                                      9,361                      0
  Loans                                                                                207,318                189,111
  Less-allowance for loan losses                                                        (2,023)                (1,865)
-----------------------------------------------------------------------------------------------------------------------
      Total net loans                                                                  205,295                187,246
  Premises and equipment                                                                 9,547                  9,345
  Interest receivable                                                                    1,617                  1,588
  Other assets                                                                           7,875                  7,586
-----------------------------------------------------------------------------------------------------------------------
      Total assets                                                                    $291,156               $273,082
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES
  Deposits:
    Noninterest bearing demand                                                        $ 23,427               $ 25,047
    NOW                                                                                 24,376                 26,936
    Money market                                                                        40,449                 36,577
    Savings                                                                             19,007                 20,655
    Time CDs less than $100,000                                                        112,251                113,688
    Time CDs $100,000 and above                                                         18,948                 19,010
-----------------------------------------------------------------------------------------------------------------------
      Total deposits                                                                   238,458                241,913
  Federal funds purchased                                                                2,657                  1,234
  Other short-term borrowings                                                           13,000                      0
  Long-term borrowings                                                                  10,342                  2,571
  Interest payable                                                                         731                    770
  Other liabilities                                                                        596                    536
-----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                265,784                247,024

STOCKHOLDERS' EQUITY
  Series preferred stock, par value $2.50 per share;
   1,000,000 shares authorized;  0 shares issued and outstanding                             0                      0
  Common stock, par value $2.50 per share;
    10,000,000 shares authorized;  2,343,183 shares issued
    and outstanding for 1999, and 2,303,987 for 1998                                     6,019                  5,760
  Additional paid-in capital                                                            11,978                 10,279
  Retained earnings                                                                      9,050                  9,561
  Accumulated other comprehensive income                                                  (523)                   458
  Less-Treasury stock, 64,544 common shares                                             (1,152)                     0
-----------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                        25,372                 26,058

      Total liabilities and stockholders' equity                                     $ 291,156              $ 273,082
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                   CVB, Inc.
                                   ---------
                                       5

                        CONSOLIDATED STATEMENTS OF INCOME
                          Codorus Valley Bancorp, Inc.



                                                                                          YEARS ENDED DECEMBER 31,
(dollars in thousands, except per share data)                                     1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees from loans                                                 $17,212           $16,832          $16,356
  Interest from deposits with banks                                                 11                 9               15
  Interest from federal funds sold                                                  93               354              162
  Interest and dividends from investment securities:
    Taxable interest income                                                      2,521             2,448            2,725
    Tax-exempt interest income                                                     361               281              201
    Dividend income                                                                116                54               54
---------------------------------------------------------------------------------------------------------------------------
      Total interest income                                                     20,314            19,978           19,513
INTEREST EXPENSE
  Interest on deposits:
    NOW                                                                            260               345              381
    Money market                                                                 1,276               997              869
    Savings                                                                        417               455              472
    Time CDs less than $100,000                                                  6,007             6,179            6,103
    Time CDs $100,000 and above                                                    976             1,105            1,010
---------------------------------------------------------------------------------------------------------------------------
      Total interest expense on deposits                                         8,936             9,081            8,835
  Interest on federal funds purchased and other short-term borrowings              194                 0               73
  Interest on long-term borrowings                                                 404               184              188
---------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                     9,534             9,265            9,096
---------------------------------------------------------------------------------------------------------------------------

      Net interest income                                                       10,780            10,713           10,417
PROVISION FOR LOAN LOSSES                                                          225               375              275
---------------------------------------------------------------------------------------------------------------------------
      Net interest income after provision for loan losses                       10,555            10,338           10,142
NONINTEREST INCOME
  Trust and investment services fees                                               542               549              441
  Service charges on deposit accounts                                              573               487              432
  Other income                                                                     785               396              275
  Gain (loss) from sales of securities                                             305               194              (17)
  Gains, other                                                                      32               206               96
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                                   2,237             1,832            1,227
NONINTEREST EXPENSE
  Salaries and benefits                                                          4,637             4,097            4,002
  Occupancy of premises                                                            793               806              604
  Furniture and equipment                                                          962               926              856
  Postage, stationery and supplies                                                 360               359              413
  Professional and legal                                                           282               302              223
  Marketing and advertising                                                        370               309              341
  Other real estate owned, net                                                     119               134               50
  Other                                                                          1,531             1,513            1,240
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest expense                                                  9,054             8,446            7,729
---------------------------------------------------------------------------------------------------------------------------

      Income before income taxes                                                 3,738             3,724            3,640
PROVISION FOR INCOME TAXES                                                       1,074             1,188            1,161
---------------------------------------------------------------------------------------------------------------------------
      Net income                                                              $  2,664          $  2,536         $  2,479
---------------------------------------------------------------------------------------------------------------------------

      Net income per share, basic and diluted                                    $1.11             $1.05            $1.03
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                    CVB, Inc.
                                    ---------
                                       6

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Codorus Valley Bancorp, Inc.


                                                                                       YEARS ENDED DECEMBER 31,
(dollars in thousands)                                                            1999             1998             1997
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                                    $ 2,664         $  2,536         $ 2,479
  Adjustments to reconcile net income
   to net cash provided by operations:
    Depreciation                                                                    844              790             674
    Provision for loan losses                                                       225              375             275
    Provision for losses on other real estate owned                                  39               69              18
    Deferred federal income tax expense                                              12              122             153
    (Gain) loss on sales of securities                                             (305)            (194)             17
    Gains, other                                                                    (32)            (206)            (96)
    (Gain) loss on sales of other real estate owned                                  (3)               8             (17)
    (Increase) decrease in interest receivable                                      (29)             (50)            104
    (Increase) decrease in other assets                                            (364)              90              39
    (Decrease) increase in interest payable                                         (39)             (50)             24
    Increase (decrease) in other liabilities                                        173             (325)            381
    Other, net                                                                      (14)            (118)           (145)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                   3,171            3,047           3,906

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of securities available-for-sale                            7,368            9,163           5,240
  Proceeds from maturities and calls of securities available-for-sale            17,120           14,368          17,712
  Purchase of securities available-for-sale                                     (15,852)         (39,300)         (6,246)
  Purchase of securities held-to-maturity                                        (9,361)               0               0
  Net increase in loans made to customers                                       (18,992)          (6,701)        (29,553)
  Proceeds from loan sales                                                          569            6,499           4,487
  Proceeds from sales of premises and equipment                                      45                0             151
  Purchases of premises and equipment                                            (1,062)            (338)         (5,560)
  Proceeds from sales of other real estate owned                                    725              551             649
  Investment in cash surrender value life insurance                                   0           (5,115)              0
---------------------------------------------------------------------------------------------------------------------------
      Net cash used for investing activities                                    (19,440)         (20,873)        (13,120)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (decrease) increase in demand and savings deposits                         (1,956)          17,129           4,404
  Net (decrease) increase in time deposits                                       (1,499)          (1,479)         12,399
  Net increase (decrease) in short-term borrowings                               14,423            1,234          (4,000)
  Net increase (decrease) in long-term borrowings                                 7,771             (231)          2,802
  Dividends paid                                                                 (1,011)            (923)           (836)
  Payment to repurchase common stock                                             (1,352)               0               0
  Cash paid in lieu of fractional shares                                             (6)              (6)            (10)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                  16,370           15,724          14,759
---------------------------------------------------------------------------------------------------------------------------

      Net increase (decrease) in cash and cash equivalents                          101           (2,102)          5,545
      Cash and cash equivalents at beginning of year                             11,092           13,194           7,649
---------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                                  $11,193          $11,092         $13,194
---------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES:
  Interest payments                                                              $8,975           $9,131          $8,811
  Income tax payments                                                            $1,032           $1,012            $930

See accompanying notes.

                                    CVB, Inc.
                                    ---------
                                        7

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                          Codorus Valley Bancorp, Inc.

                                                                                           ACCUMULATED
                                                              ADDITIONAL                       OTHER
                                                 COMMON        PAID-IN         RETAINED    COMPREHENSIVE  TREASURY   TOTAL
(dollars in thousands)                            STOCK        CAPITAL         EARNINGS    INCOME (LOSS)   STOCK    EQUITY
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                       $2,613        $6,556          $13,191          $346                $22,706
Comprehensive income:
  Net income                                                                     2,479                                2,479
  Net change in unrealized gains
    (losses) on securities                                                                        86                     86
                                                                                                                     ------
     Comprehensive income                                                                                             2,565
Cash dividends                                                                    (836)                                (836)
5% stock dividend -
  51,963 shares at fair value                       130         1,507           (1,647)                                 (10)
100% stock divided declared -
  1,097,259 shares at par value                   2,743                         (2,743)                                   0
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                        5,486         8,063           10,444           432         0       24,425
Comprehensive income:
  Net income                                                                     2,536                                2,536
  Other comprehensive income, net of tax
    Unrealized gains on securities of $154,
    net of reclassification adjustment for
    gains included in net income of $128                                                          26                     26
                                                                                                                    -------
      Comprehensive income                                                                                            2,562
Cash dividends                                                                    (923)                                (923)
5% stock dividend -
  109,469 shares at fair value                      274         2,216           (2,496)                                  (6)
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                        5,760        10,279            9,561           458         0       26,058
Comprehensive income:
  Net income                                                    2,664                                                 2,664
  Other comprehensive income, net of tax
    Unrealized losses on securities of $780,
    net of reclassification adjustment for
    gains included in net income of $201                                                        (981)                  (981)
                                                                                                                    -------
      Comprehensive income                                                                                            1,683
Cash dividends                                                                  (1,011)                              (1,011)
5% stock dividend -
  114,718 shares at fair value                      259         1,699           (2,164)                    200           (6)
Purchase of treasury stock (75,422 shares)                                                              (1,352)      (1,352)
---------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1999                       $6,019       $11,978           $9,050         ($523)  ($1,152)     $25,372
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                    CVB, Inc.
                                    ---------
                                        8

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 1998 and 1997
NOTE 1-Summary Of Significant Accounting Policies

Basis of Financial Statement Presentation
The accounting and reporting policies of Codorus Valley Bancorp, Inc. and subsidiaries (Codorus Valley or Corporation) conform with generally accepted accounting principles (GAAP) and have been followed on a consistent basis.

Principles of Consolidation
The consolidated financial statements include the accounts of Codorus Valley Bancorp, Inc. and its wholly-owned bank subsidiary, PeoplesBank, and its wholly-owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation.

Securities Available-for-Sale and Held-to-Maturity
The classification of securities is determined at the time of acquisition and is reevaluated at each reporting date. Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income in stockholders' equity. Securities classified as held-to-maturity are carried at amortized cost. Realized gains and losses from the sale of securities are computed on the basis of specific identification of the adjusted cost of each security, and are shown net as a separate line item in the statement of income.

Loans
Interest on loans is credited to income based upon the principal amount outstanding. Loan fees are generally considered to be adjustments of interest rate yields and are amortized to interest income over the terms of the related loans. When circumstances indicate that collection of a loan is doubtful, the accrual of interest income is discontinued, and unpaid interest on the loan is reversed and charged against current income. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

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

The Corporation accounts for loan impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. The Statement requires that loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than its recorded investment, the Corporation recognizes an impairment by adjusting a valuation allowance. Statement No. 114 does not apply to large groups of homogeneous loans such as consumer installment, and bank credit card loans, which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the Statement. At December 31, 1999 and 1998, impaired loans consisted solely of nonaccrual, collateral dependent loans.

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

                                   CVB, Inc.
                                   ---------
                                       9

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Real Estate Owned
Other real estate owned (OREO), included in other assets, is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. OREO is initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are reviewed quarterly by management and the asset is carried at the lower of
(1) cost or (2) fair value minus estimated costs to sell. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is immediately recognized as a valuation allowance. If, however, the fair value minus the costs to sell the asset subsequently increases above the asset's cost, the valuation allowance is reduced, but not below zero. Costs related to the improvement of OREO are capitalized until the real estate reaches a saleable condition. Revenue and expenses from operations and changes in the valuation allowance are included in OREO expense.

Trust and Investment Services Assets and Income
Assets held by PeoplesBank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of PeoplesBank. Trust and investment services income is reported on a cash basis, which is not materially different from the accrual basis.

Income Taxes
The Corporation and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated based on their respective earnings to total earnings. The Corporation accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then subject to the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Statement No. 109 requires the recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement and income tax basis of assets and liabilities. In order to realize the deferred tax asset, the Corporation considered a number of factors, including its recent earnings history and its expectation of future earnings. Based on these factors the Corporation has concluded that it is more likely than not the deferred tax asset will be realized. Accordingly, a deferred tax valuation allowance was not established as of December 31, 1999. Periodically, the Corporation will assess whether a valuation allowance for the deferred tax account will be required.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income and Dividends Per Common Share
The Corporation computes net income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." All net income per share amounts for all periods have been presented to conform to Statement 128. Dividends per common share are computed by dividing total dividends by the weighted average number of shares of common stock outstanding, adjusted for stock dividends. The weighted average number of shares of common stock outstanding used for both net income per share and dividends per common share was approximately 2,393,728 for 1999 and 2,407,827 for 1998 and 1997.

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

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and federal funds sold. Non-cash financing transactions for the years ended December 31, 1999, 1998 and 1997 consisted of certificates of deposit which matured and were renewed for new terms. These transactions amounted to approximately $26,852,000 for 1999, $35,824,000 for 1998 and $45,071,000 for 1997. Non-cash investing transactions for the years ended December 31, 1999, 1998 and 1997 consisted of the transfer of loans to other real estate owned. These transfers amounted to approximately $305,000 for 1999, $2,171,000 for 1998 and $297,000 for 1997.

                                   CVB, Inc.
                                   ---------
                                       10

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Fair Value of Financial Instruments
The following methods and assumptions were used by the Corporation in estimating its fair value disclosures (see Note 17) for financial instruments.

       Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate their fair value at the reporting date.

       Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

       Loans receivable: For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated by discounting the future cash flows, using market rates applicable to loans of similar maturities and characteristics, at the reporting date.

       Bank owned life insurance: Bank owned life insurance is carried at fair value, which approximates the cash surrender value at the reporting date.

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

       Off-balance sheet instruments: The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. Generally, fees charged on standby letters of credit and selected commitments to extend credit, principally for commercial loans, outstanding at December 31, 1999 are not considered material.


NOTE 2-Current Accounting Developments

During the fourth quarter of 1999, the Financial Accounting Standards Board
(FASB) issued an Exposure Draft on Business Combinations and Intangible Assets. Under the proposed Draft, companies would be required to: account for all business combinations using the purchase method; amortize goodwill over its useful economic life, but in no event over a period longer than 20 years; present goodwill charges on a net-of-tax basis as the last component of continuing operations on the income statement; recognize negative goodwill as an extraordinary gain; and recognize all reliably measurable identifiable intangible assets at their fair value, among other recommendations. The FASB expects to issue a final statement in the fourth quarter of 2000, applicable to business combinations and to intangible assets acquired in transactions initiated after the issuance date of the final statement.

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

On January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes net income plus all other nonowner changes in equity currently excluded from net income. These other nonowner changes in equity currently include

                                   CVB, Inc.
                                   ---------
                                       11

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

transactions specified in SFAS No. 52, "Foreign Currency Translation," SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All periods prior to adoption have been restated to conform to the requirements of Statement No. 130.

NOTE 3-Restrictions on Cash And Due From Banks

Cash balances reserved to meet regulatory requirements of the Federal Reserve Board and balances maintained at other banks for compensating balance requirements amounted to $2,406,000 at December 31, 1999 and $2,048,000 at December 31, 1998.

NOTE 4-Securities Available-for-sale and held-to-maturity

A summary of available-for-sale and held-to-maturity securities at December 31, follows:

                                                                                   GROSS         GROSS
                                                              AMORTIZED          UNREALIZED    UNREALIZED            FAIR
(dollars in thousands)                                           COST               GAINS        LOSSES             VALUE
---------------------------------------------------------------------------------------------------------------------------
1999
Available-for-Sale:
Debt securities
  U.S. agencies                                                $25,220              $  0          $(423)           $24,797
  States and municipals                                          8,648                68           (304)             8,412
  Mortgage-backed securities                                     9,943                 0           (134)             9,809
---------------------------------------------------------------------------------------------------------------------------
     Total debt securities                                      43,811                68           (861)            43,018
Equity securities                                                3,250                 0              0              3,250
---------------------------------------------------------------------------------------------------------------------------
     Total available-for-sale                                  $47,061               $68          $(861)           $46,268
---------------------------------------------------------------------------------------------------------------------------
Held-to-Maturity:
Debt securities-trust preferred                                 $9,361                $0          $(526)            $8,835
---------------------------------------------------------------------------------------------------------------------------
     Total held-to-maturity                                     $9,361                $0          $(526)            $8,835
---------------------------------------------------------------------------------------------------------------------------
1998
Available-for-Sale:
Debt securities
  U.S. treasuries                                             $  4,019               $37          $   0            $ 4,056
  U.S. agencies                                                 30,100               380             (7)            30,473
  States and municipals                                          5,922               182             (3)             6,101
  Mortgage-backed securities                                    14,585                59            (38)            14,606
---------------------------------------------------------------------------------------------------------------------------
    Total debt securities                                       54,626               658            (48)            55,236
Equity securities                                                  905                84              0                989
---------------------------------------------------------------------------------------------------------------------------
    Total available-for-sale                                   $55,531              $742         $  (48)           $56,225
---------------------------------------------------------------------------------------------------------------------------

The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity categories based on average expected life. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future.

                                                                                                     DECEMBER 31, 1999
                                                                                                 AMORTIZED         FAIR
(dollars in thousands)                                                                              COST          VALUE
---------------------------------------------------------------------------------------------------------------------------
Available-for-Sale:
Due in one year or less                                                                           $14,363          $14,308
Due after one year through five years                                                              21,882           21,498
Due after five years through ten years                                                              4,100            3,940
Due after ten years                                                                                 3,466            3,272
---------------------------------------------------------------------------------------------------------------------------
  Total debt securities available-for-sale                                                        $43,811          $43,018
---------------------------------------------------------------------------------------------------------------------------
Held-to-Maturity:
Due after ten years                                                                                $9,361           $8,835
---------------------------------------------------------------------------------------------------------------------------

Securities with an amortized cost of $19,367,000 and $21,252,000 on December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes.

                                   CVB, Inc.
                                   ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5-Loans

The composition of the loan portfolio at December 31, is as follows:

(dollars in thousands)                                                        1999                  1998
---------------------------------------------------------------------------------------------------------------------------
Commercial, industrial and agricultural                                     $131,395              $114,313
Real estate - construction and land development                               21,956                19,663
---------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans                                             153,351               133,976
Real estate - residential mortgages                                           29,815                31,581
Installment                                                                   24,152                23,554
---------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans                                                53,967                55,135
---------------------------------------------------------------------------------------------------------------------------
  Total loans                                                               $207,318              $189,111
---------------------------------------------------------------------------------------------------------------------------

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region, or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in southern York County, Pennsylvania. Although this may pose a concentration risk geographically, it is believed the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year end 1999, there were three concentrations of loans by industry that exceeded 10 percent of total loans, as follows: commercial facility leasing, $33.4 million or 16.1 percent; residential facility leasing, $22.6 million or 10.9 percent; and real estate development, $21.9 million or
10.6 percent. Loans to borrowers within these industries are usually collateralized by real estate.

The aggregate amount of loans to directors, executive officers, principal shareholders and any associates of such persons was $2,101,000 at December 31, 1999 and $2,964,000 for 1998. During 1999, total new loan additions amounted to $869,000 and total payments collected amounted to $1,577,000. Changes in executive officers resulted in an additional decrease of $155,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year end 1999, all loans to this group were current and performing in accordance with original contractual terms.

The Corporation originates and classifies loans as long-term investments; accordingly, the cost method of accounting is used. Periodically, portions of the fixed rate residential mortgage loan portfolio are sold, without recourse, as a means of managing interest rate risk. A determination is made as to whether any loans are held for sale at reporting periods. Generally, the Corporation retains servicing rights on the loans it sells. The volume of loans serviced by the Corporation for others was $13,982,000 at December 31, 1999, $18,135,000 at December 31, 1998 and $16,820,000 at December 31, 1997.


NOTE 6-Impaired and Past Due Loans

Impaired and past due loans at December 31, were as follows:


(dollars in thousands)                                                           1999             1998               1997
---------------------------------------------------------------------------------------------------------------------------
Impaired loans                                                                 $1,892            $1,706             $2,842
Accruing loans that are contractually past due 90 days or more
    as to principal or interest                                                    13                13                107
Amount of impaired loans that have a related allowance                          1,892             1,706              2,842
Amount of impaired loans with no related allowance                                  0                 0                  0
Allowance for impaired loans                                                      500               456                500
Average investment in impaired loans                                            2,093             2,891              2,255
Interest income recognized on impaired loans (all cash-basis)                      49                73                103

                                   CVB, Inc.
                                   ---------
                                      13

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7-Analysis of Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

(dollars in thousands)                                       1999               1998              1997
--------------------------------------------------------------------------------------------------------
Balance at beginning of year                                $1,865             $2,098            $2,110
Provision charged to operating expense                         225                375               275
Loans charged off                                              (86)              (635)             (406)
Recoveries                                                      19                 27               119
--------------------------------------------------------------------------------------------------------
Balance at end of year                                      $2,023             $1,865            $2,098
--------------------------------------------------------------------------------------------------------


NOTE 8-Other Real Estate Owned (OREO)

Other real estate owned, net of reserve, amounted to $1,385,000 at December 31, 1999, compared to $1,871,000 at December 31, 1998, and $380,000 at December 31,
1997. The net expense associated with OREO was approximately $119,000 for 1999, $134,000 for 1998 and $50,000 for 1997.

Changes in the allowance for OREO for each of the three years ended December 31, were as follows:

(dollars in thousands)                                     1999               1998              1997
-----------------------------------------------------------------------------------------------------
Balance at beginning of year                                $63                $48              $108
Provision charged to operating expense                       39                 69                18
Write-downs to fair value                                   (33)               (54)              (83)
Recoveries                                                    0                  0                 5
-----------------------------------------------------------------------------------------------------
Balance at end of year                                      $69                $63              $ 48
-----------------------------------------------------------------------------------------------------


NOTE 9-Premises and Equipment

The following is a summary of the premises and equipment accounts at December 31,

(dollars in thousands)                                    1999               1998
------------------------------------------------------------------------------------

Land                                                   $ 1,160            $ 1,168
Buildings and improvements                               8,063              7,986
Equipment                                                5,238              4,874
------------------------------------------------------------------------------------
                                                        14,461             14,028
Less accumulated depreciation                           (4,914)            (4,683)
------------------------------------------------------------------------------------
Net premises and equipment                             $ 9,547            $ 9,345
------------------------------------------------------------------------------------


                                   CVB, Inc.
                                   ---------
                                      14

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10-Benefit Plans

Defined Contribution Plan
The Corporation maintains an employee 401(k) savings and investment plan, covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 1999, 1998 and 1997, the Corporation matched 50 percent of the first 6 percent of the employee's contributions. The Corporation's expense for the 401(k) savings and investment plan was $57,000 for 1999, $58,000 for 1998, and $51,000 for 1997.

Supplemental Benefit Plans
In 1998, PeoplesBank provided supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverages. The expense associated with the supplemental retirement plans, and the supplemental life insurance benefit for executive officers was approximately $98,000 for 1999 and $27,000 for 1998. The accrued liability was $125,000 on December 31, 1999 and $27,000 on December 31, 1998. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank.

Stock Option Plans
A 1998 Independent Directors' Stock Option Plan ('98 Plan) was approved by the shareholders at the annual meeting held on May 19, 1998. As of December 31, 1999, 105,000 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. In accordance with the terms of the '98 Plan, the option exercise price for options is the fair market value of the stock on the date granted. Options granted cannot be exercised before six months and expire in ten years. As of December 31, 1999, 49,600 non-qualified stock options were granted and exercisable. Options outstanding at December 31, 1999, had a weighted average exercise price of $20.11 and a weighted average remaining contractual life of 8.8 years.

A 1996 Stock Incentive Plan ('96 Plan), administered by disinterested members of the Corporation's Board of Directors, was approved by the shareholders at the annual meeting held on May 21, 1996. As of December 31, 1999, 75,711 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. For non-qualified options, the option exercise price cannot be less than the par value of the stock on the date granted. No non-qualified stock options have been granted under the '96 Plan. For qualified options, the option exercise price cannot be less than the fair market value of the stock on the date granted. As of December 31, 1999, 75,711 qualified stock options were outstanding with a weighted average exercise price of $16.53 and a weighted average remaining contractual life of 8.3 years. Qualified options granted cannot be exercised before varying time periods, the minimum is six months, and expire ten years from grant date. As of December 31, 1999, 32,508 qualified stock options were exercisable.

A summary of stock options from both Plans, adjusted for stock dividends, follows:

                                               SHARES           OPTION PRICE
                                            UNDER OPTION       RANGE PER SHARE
--------------------------------------------------------------------------------

Balance, December 31, 1996                     13,891           $12.31-$12.58
Granted                                        30,870                  $17.01
Exercised                                           0                       0
--------------------------------------------------------------------------------
Balance, December 31, 1997                     44,761           $12.31-$17.01
Granted                                        53,550           $17.98-$21.00
Exercised                                           0                       0
--------------------------------------------------------------------------------
Balance, December 31, 1998                     98,311           $12.31-$21.00
Granted                                        27,000           $17.56-$18.25
Exercised                                          0                        0
--------------------------------------------------------------------------------
Balance, December 31, 1999                    125,311           $12.31-$21.00

In accordance with Statement No. 123, the Corporation has elected to disclose the pro forma information regarding net income and net income per share as if the stock options had been accounted for under the fair value method of the Statement. The fair value for these options was estimated as of the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rate of 5.5 percent, dividend yield of 2.2 percent, a volatility factor of the expected market price of the Corporation's common stock of .13 and a weighted average expected life of
4.9 years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options,

                                   CVB, Inc.
                                   ---------
                                      15

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Since the Corporation's employee stock options have characteristics different from those of traded options, and changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying Statement No. 123's fair value method to the Corporation's stock-based awards results in pro forma net income and earnings per share, adjusted for stock dividends, as follows:

(dollars in thousands, except per share data)            1999       1998         1997
---------------------------------------------------------------------------------------
Pro forma net income                                    $2,532      $2,356      $2,451
Pro forma net income per share, basic and diluted        $1.06        $.98       $1.02

NOTE 11-Short-term and Long-term Borrowings

The schedule below provides a summary of short-term borrowings which consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from FHLBP, for both short and long-term credit needs, was approximately $61.4 million, which is collateralized by the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program. As of December 31, 1999, total unused credit with the FHLBP was approximately $40.0 million.

A summary of aggregate short-term borrowings for the three years ended December 31, is as follows:

(dollars in thousands)                                            1999                1998                 1997
-----------------------------------------------------------------------------------------------------------------
Amount outstanding at end of year                                15,657              $1,234                 $0
Weighted average interest rate at end of year                     4.75%               5.69%              0.00%
Maximum amount outstanding at any month-end                     $15,657              $1,234             $8,542
Daily average amount outstanding                                 $3,539                  $8             $1,281
Approximate weighted average interest rate for the year           5.48%               5.70%              5.71%

A summary of long-term borrowings for the two years ended December 31 is as follows:

(dollars in thousands)                                                   1999                1998
---------------------------------------------------------------------------------------------------
Notes issued by PeoplesBank to FHLB Pittsburgh:
      Due 2004,  5.12%, 5 year bullet                                  $ 1,025             $    0
      Due 2007, 6.82%, 10 year amortizing                                2,324              2,571
      Due 2014, 6.43%, convertible quarterly after July
           2009, 15 year bullet (convertible select)                     5,000                  0
Note issued by Codorus Valley Bancorp, Inc. to
   York Federal Savings and Loan Association:
      Due 2009, 7.35%, payment based on 20 year amortization,
           10 year bullet                                                1,993                  0
---------------------------------------------------------------------------------------------------
      Total                                                            $10,342             $2,571
---------------------------------------------------------------------------------------------------

The FHLBP notes payable are fixed rate and fixed/floating rate (convertible select) instruments. The 15 year convertible select is fixed for 10 years. During the remaining 5 years, the FHLBP has the option to convert the rate to a floating rate based on the 3 month Libor plus 16 basis points. If the FHLBP elects to exercise the conversion option, PeoplesBank can repay the loan without a prepayment penalty. The York Federal Savings and Loan Association note payable is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania.

                                   CVB, Inc.
                                   ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12-Dividend Payment Restrictions

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL prevents dividend payments if the effect would render the Corporation insolvent and result in negative net worth, as defined. Payment of dividends to the Corporation by PeoplesBank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, PeoplesBank's additional paid-in capital (surplus) account balance of $3,424,000, was restricted as of December 31, 1999.


NOTE 13-Stockholders' Equity

The Corporation declared a 5 percent stock dividend in April 1999, which was paid on June 10, 1999. The stock dividend resulted in the issuance of 103,840 common shares from common stock and the reissuance of 10,878 common shares from treasury stock. The Corporation declared a 5 percent stock dividend in April 1998, which was paid on June 11, 1998. The stock dividend resulted in the issuance of 109,469 common shares. Additionally, the Corporation paid a two-for-one stock split effected in the form of a 100 percent stock dividend on January 26, 1998, which was declared December 9, 1997. The 100 percent stock dividend resulted in the issuance of 1,097,259 common shares. All per share amounts were retroactively adjusted for stock dividends.

In February 1999, the board authorized the purchase, in the open market and privately negotiated transactions, of up to 112,500 shares of its outstanding common stock, or approximately 4.9 percent of the then outstanding shares. As of December 31, 1999, the Corporation had purchased 75,422 shares of its common stock for approximately $1,352,000. Of this total, 10,878 shares were reissued to partially satisfy the 5 percent stock dividend paid in June 1999. The repurchases were funded from retained earnings.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which provides that additional shares of common stock may be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 134,009 shares of common stock have been reserved for issuance under the Plan. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

The Corporation also maintains a Stock Incentive Plan and an Independent Directors' Stock Option Plan. At year end 1999, 75,711 shares of common stock were reserved for possible issuance under the Stock Incentive Plan and 105,000 shares under the Directors' Stock Option Plan. Plan detail can be found in Note 10-Benefit Plans.

Stockholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. PeoplesBank exceeded all minimum quantitative standards for well-capitalized commercial banks as established by the FDIC, its primary federal regulator. The FDIC's minimum quantitative standards for a well-capitalized institution are as follows: tier I risk-based capital ratio, 6 percent; total risk-based capital, 10 percent; and leverage ratio, 5 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The Corporation's and PeoplesBank's capital amounts and classification are also subject to qualitative judgements by regulators.The following table depicts the capital ratios for the Corporation and PeoplesBank for the periods ended December 31.


                                                CORPORATION                       PEOPLESBANK
Ratios                                     1999              1998               1999            1998
-----------------------------------------------------------------------------------------------------

Tier I risk-based capital                 11.18%            12.40%              9.23%          10.14%
Total risk-based capital                  12.06             13.32              10.13           11.08
Leverage                                   9.27              9.90               7.58            8.09

                                   CVB, Inc.
                                   ---------
                                      17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14-Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

(dollars in thousands)                                             1999               1998
--------------------------------------------------------------------------------------------
Deferred tax assets
  Loan loss                                                        $529               $475
  Net unrealized losses on securities available-for-sale            270                  0
--------------------------------------------------------------------------------------------
    Total deferred tax assets                                       799                475
--------------------------------------------------------------------------------------------

Deferred tax liabilities
  Deferred loan fees                                                 81                 28
  Depreciation                                                      281                265
  Net unrealized gains on securities available-for-sale               0                236
  Other                                                              56                 59
--------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                 418                588
--------------------------------------------------------------------------------------------

    Net deferred tax asset (liability)                             $381              ($113)
--------------------------------------------------------------------------------------------

Analysis of federal income taxes reflected in the income statements is as follows:

(dollars in thousands)                       1999               1998                1997
--------------------------------------------------------------------------------------------

Current tax provision                        $1,062            $1,066              $1,008
Deferred tax provision                           12               122                 153
--------------------------------------------------------------------------------------------
  Total tax provision                        $1,074            $1,188              $1,161
--------------------------------------------------------------------------------------------

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

(dollars in thousands)                                    1999               1998              1997
-----------------------------------------------------------------------------------------------------
Income before income taxes                               $3,738             $3,724            $3,640
-----------------------------------------------------------------------------------------------------

Computed tax at 34%                                      $1,271             $1,266            $1,238
Increase (reduction) in taxes resulting from:
  Tax-exempt interest income                               (128)               (99)              (88)
  Interest expense disallowance                              18                 14                10
  Tax-exempt income from bank owned life insurance          (93)               (22)                0
  Other, net                                                  6                 29                 1
-----------------------------------------------------------------------------------------------------

Provision for income taxes                               $1,074             $1,188            $1,161
-----------------------------------------------------------------------------------------------------

The provision for income taxes includes $104,000, $66,000 and ($6,000) of applicable income tax expense (benefit) related to investment security gains (losses) of $305,000, $194,000 and ($17,000) in 1999, 1998 and 1997,
respectively.

                                   CVB, Inc.
                                   ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15-Financial Instruments with Off-Balance Sheet Risk

In the normal course of business the Corporation is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and letters of credit.

To varying degrees, these instruments contain elements of credit and market risk similar to those on-balance sheet financial instruments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, off-balance sheet instruments have fixed expiration dates or termination clauses, are at specific rates and are for specific purposes. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Off-balance sheet instruments do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions. As of December 31, 1999, outstanding commitments to extend credit were comprised of approximately $26,050,000 in variable rate instruments, and $21,133,000 in fixed rate instruments with rates varying from 7.12 percent to
10.00 percent. Standby letters of credit were all variable rate instruments as of December 31, 1999.

The following is a summary of significant commitments:

                                                    DECEMBER 31,
(dollars in thousands)                       1999                 1998
------------------------------------------------------------------------
Commitments to extend credit               $47,183               $54,455
Standby letters of credit                    3,243                 2,264


NOTE 16-Contingent Liabilities

In the opinion of the management of the Corporation, there are no proceedings pending to which the Corporation and PeoplesBank are a party or to which its property is subject, which, if determined adversely to the Corporation and PeoplesBank, would be material in relation to the Corporation's and PeoplesBank's financial condition. There are no proceedings pending other than ordinary routine litigation incident to the business of the Corporation and PeoplesBank. In addition, no material proceedings arepending or are known to be threatened or contemplated against the Corporation and PeoplesBank by government authorities.


                                   CVB, Inc.
                                   ---------
                                      19

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17-Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Therefore, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation. The methods and assumptions used to estimate fair value can be found in the "Fair Value of Financial Instruments" section in Note 1 of the consolidated financial statements.

An analysis of financial instruments is as follows:

                                                            DECEMBER 31, 1999                       DECEMBER 31, 1998
                                                        CARRYING            FAIR                CARRYING            FAIR
(dollars in thousands)                                   AMOUNT             VALUE                AMOUNT             VALUE
---------------------------------------------------------------------------------------------------------------------------
Financial assets:
Cash and due from banks                                 $ 10,625          $ 10,625              $ 11,092         $ 11,092
Federal funds sold                                           568               568                     0                0
Securities  available-for-sale                            46,268            46,268                56,225           56,225
Securities held-to-maturity                                9,361             8,835                     0                0
Loans                                                    207,318           201,100               189,111          187,301
Less: allowance for loan losses                           (2,023)           (2,023)               (1,865)          (1,865)
Interest receivable                                        1,617             1,617                 1,588            1,588
Bank owned life insurance                                  5,456             5,456                 5,181            5,181
---------------------------------------------------------------------------------------------------------------------------
  Total financial assets                                $279,190          $272,446              $261,332         $259,522
---------------------------------------------------------------------------------------------------------------------------

Financial liabilities:
Demand and savings deposits                             $107,259          $107,259              $109,215         $109,215
Time deposits                                            131,199           131,640               132,698          134,284
Short-term borrowings                                     15,657            15,657                 1,234            1,234
Long-term borrowings                                      10,342             9,837                 2,571            2,701
Interest payable                                             731               731                   770              770
---------------------------------------------------------------------------------------------------------------------------
  Total financial liabilities                           $265,188          $265,124              $246,488         $248,204
---------------------------------------------------------------------------------------------------------------------------


                                   CVB, Inc.
                                   ---------
                                      20

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18-Condensed Financial Information-Parent Company Only

Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                               DECEMBER 31,
(dollars in thousands)                                                 1999                   1998
---------------------------------------------------------------------------------------------------------------------------
 ASSETS
  Cash and due from banks                                               260                 $     86
  Securities available-for-sale                                          13                       73
  Securities held-to-maturity (market value $4,138)                   4,289                        0
  Investment in subsidiaries                                         20,212                   20,886
  Premises and equipment                                              4,757                    4,911
  Other assets                                                          121                      116
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                    $29,652                  $26,072
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Long-term borrowings                                               $  4,239                 $      0
Other liabilities                                                        41                       14
---------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                             $  4,280                 $     14

STOCKHOLDERS' EQUITY
  Series preferred stock                                                  0                        0
  Common stock                                                        6,019                    5,760
  Additional paid-in capital                                         11,978                   10,279
  Retained earnings                                                   9,050                    9,561
  Accumulated other comprehensive income                               (523)                     458
Less: Treasury stock                                                 (1,152)                       0
---------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                       25,372                  $26,058
    Total liabilities and stockholders' equity                      $29,652                  $26,072
---------------------------------------------------------------------------------------------------------------------------


Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF INCOME

                                                                                     YEARS ENDED DECEMBER 31,
(dollars in thousands)                                                    1999                  1998                1997
---------------------------------------------------------------------------------------------------------------------------
INCOME
  Interest from investment securities                                   $  110                $    0                $    0
  Dividends from PeoplesBank, A Codorus Valley Company                   2,354                 1,189                 4,392
  Rental income                                                            426                   352                   128
  Gains from sales of securities                                           109                     0                     0
  Gains from sales of fixed assets                                           0                     0                    22
  Other                                                                      4                     3                     7
---------------------------------------------------------------------------------------------------------------------------
    Total income                                                         3,003                 1,544                 4,549

EXPENSES
    Interest expense on long-term borrowings                                60                     0                     0
    Other                                                                  588                   605                   377
---------------------------------------------------------------------------------------------------------------------------
    Total expenses                                                         648                   605                   377

    Income before applicable income tax benefit and
      undistributed earnings of subsidiaries                             2,355                   939                 4,172
Applicable income tax benefit                                                1                    85                    81
---------------------------------------------------------------------------------------------------------------------------
    Income before undistributed earnings of subsidiaries                 2,356                 1,024                 4,253
Undistributed earnings of subsidiaries                                     308                 1,512                     0
Distributions of subsidiaries in excess of earnings                          0                     0                (1,774)
---------------------------------------------------------------------------------------------------------------------------
    Net income                                                          $2,664                $2,536                $2,479
---------------------------------------------------------------------------------------------------------------------------

                                   CVB, Inc.
                                   ---------
                                      21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Codorus Valley Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31,
(dollars in thousands)                                                    1999                  1998                  1997
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                                            $2,664                $2,536                $2,479
  Adjustments to reconcile net income to net cash
   provided by operations:
    Depreciation                                                           164                   164                    74
    Undistributed earnings of subsidiaries                                (308)               (1,512)                    0
    Distributions of subsidiaries in excess of earnings                      0                     0                 1,774
    Gain on sale of premises and equipment and securities                 (109)                    0                   (22)
    Other, net                                                              23                  (337)                  262
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                          2,434                   851                 4,567

Cash Flows From Investing Activities:
  Proceeds from sales of securities available-for-sale                     169                     0                     0
  Purchase of securities available-for-sale                                  0                    (1)                    0
  Purchase of securities held-to-maturity                               (4,289)                    0                     0
  Proceeds from investment in subsidiary                                     0                    34                     0
  Purchases of premises and equipment                                      (10)                  (55)               (3,789)
  Proceeds from sales of premises and equipment                              0                     0                   127
---------------------------------------------------------------------------------------------------------------------------
      Net cash used for investing activities                            (4,130)                  (22)               (3,662)

Cash Flows Used For Financing Activities:
  Net increase in long-term borrowings                                   4,239                     0                     0
  Dividends paid                                                        (1,011)                 (923)                 (836)
  Payment to repurchase common stock                                    (1,352)                    0                     0
  Cash paid in lieu of fractional shares                                    (6)                   (6)                  (10)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) financing activities               1,870                  (929)                 (846)
---------------------------------------------------------------------------------------------------------------------------

      Net increase (decrease) in cash and cash equivalents                 174                  (100)                   59
      Cash and cash equivalents at beginning of year                        86                   186                   127
---------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                         $   260                $   86                $  186
---------------------------------------------------------------------------------------------------------------------------


                                   CVB, Inc.
                                   ---------
                                      22

                         [Letterhead--Ernst & Young LLP]



                         REPORT OF INDEPENDENT AUDITORS



The Stockholders and Board of Directors
Codorus Valley Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Codorus Valley Bancorp, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Codorus Valley Bancorp, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



Ernst & Young LLP


Harrisburg, Pennsylvania
January 14, 2000


                                    CVB, Inc.
                                    ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in the accompanying consolidated financial statements for Codorus Valley Bancorp, Inc., a bank holding company (Codorus Valley or Corporation), and its wholly-owned subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank), are provided below. Codorus Valley's consolidated financial condition and results of operations consist almost entirely of PeoplesBank's financial condition and results of operations. Current performance does not guarantee and may not be indicative of similar performance in the future.

Management has made forward-looking statements in this report, and in documents that are incorporated by reference, that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of Codorus Valley, PeoplesBank or the combined company. Management is making forward-looking statements when it uses words such as "believes," "expects," "anticipates" or other similar expressions.

Shareholders should note that many factors, some of which are discussed elsewhere in this report and in the documents that management incorporates by reference, could affect the future financial results of Codorus Valley, PeoplesBank or the combined company and could cause those results to differ materially from those expressed in management's forward-looking statements contained or incorporated by reference in this document. These factors include:
     o    operating, legal and regulatory risks;
     o economic, political and competitive forces affecting banking, securities, asset management and credit services businesses; and
     o the risk that management's analysis of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that Codorus Valley files periodically with the Securities and Exchange Commission.


OVERVIEW
-------------------------------------------------------------------------------

The Economy
The national economy continued to expand in 1999 for the ninth consecutive year, the longest peacetime expansion on record. For the fifth consecutive year, the major stock market indices produced double-digit returns. Elements that helped drive stocks higher were low inflation, low interest rates, high employment, strong consumer spending and a continuous flow of money into stock market mutual funds. In June 1999, the Federal Reserve Board (Fed) began a series of interest rate increases in response to concerns about inflation as a result of strong consumer spending, high employment and improving foreign markets. By year end 1999, the U.S. Prime rate had increased 75 basis points to 8.50 percent and the 30 year U.S. Treasury bond increased 139 basis points to 6.48 percent from year end 1998. At this time, most market watchers are predicting that market interest rates will continue to rise in 2000. Rising market interest rates negatively affect financial institution stocks because they reduce the demand for credit and lower the value of their fixed rate assets.

By comparison, in 1998, the markets were roiled by international concerns about the decline of Asian and Latin American economies, and a Russian monetary devaluation and default. The continued concern about a decline in international demand for U.S. goods and services, and low domestic inflation prompted the Fed to lower interest rates 25 basis points on three separate occasions during September through November 1998. As a result, the U.S. Prime rate declined 75 basis points to 7.75 percent by year end 1998. The yield on the 30 year U.S. Treasury bond also declined from 5.92 percent at the start of 1998 to 5.09 percent by year end.

The Financial Services Industry
Based on information provided by the FDIC for the first nine months of 1999 (the latest information available), the commercial banking industry appears headed toward achieving record profits for the eighth consecutive year. For the first nine months, industry earnings increased 15 percent above the same period in 1998. Growth in commercial bank earnings is attributable to an increase in noninterest income, a lower provision for possible loan losses indicative of improved credit quality, and a relatively small increase in operating expenses. Commercial bank assets grew 4.5 percent from September 30, 1998, to September 30, 1999, financed in part by borrowings from the Federal Home Loan Bank system which increased 62 percent over the same period.

During 1999, in spite of positive growth and earnings trends, financial sector stock prices continued their descent as investors favored the growth prospects of the technology sector. The allure of emerging dot.com stocks propelled the technology-heavy Nasdaq composite index to over 4,000 by year end 1999, thirty-six trading days after it eclipsed the 3,000 point level. The rush to buy these stocks has developed into what many longtime market observers view as a mania. Some dot.com companies will be very successful but many, perhaps most, will not.

Financial sector stock prices may also be depressed in the future by a new accounting rule which is expected to be effective on January 1, 2001, by constraining or eliminating the merger premium currently reflected in many financial institution stock prices. The new rule will eliminate the pooling-of-interests accounting method and mandate the use of purchase accounting for all business combinations. Pooling-of-interests has always been the preferred method for combinations in the financial services industry because it is simple to apply and avoids the recognition of expense associated with the intangible asset goodwill. An overview of the new accounting rule can be found in Note 2-Current Accounting Developments within this report.

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

As a result of legal and industry changes, it is probable that the industry will continue to consolidate as a strategy to increase profits and market share. In November 1999, Congress enacted the Financial Institutions Modernization Act. This law will dramatically change the financial services industry by eliminating the barriers among commercial banking, insurance and securities industries, which have existed since enactment of the Glass-Steagall Act during the height of the Great Depression. With an emphasis on strengthening customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that industry consolidation and product diversification may enhance its competitive position as a community bank.

Business Strategies
Throughout 1999, management and the board of directors continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. The more significant initiatives included: addition of check imaging capabilities in connection with replacement of an item processing system that was not year 2000 compliant; addition of CashFlow Lease, a commercial equipment leasing service made available through a third-party provider; addition of Internet banking and online bill pay service through third-party providers; creation of the subsidiary SYC Insurance Services, Inc. by PeoplesBank to sell investment products through a third-party marketing arrangement; and completion of year 2000 readiness.

During 1998, strategic initiatives included: Year 2000 readiness, implementation of a formal sales and product training program, creation of the subsidiary SYC Settlement Services, Inc. by PeoplesBank to provide real estate title and settlement services, addition of MasterCard's MasterMoney Debit/ATM Card program, addition of tenants for the Codorus Valley Corporate Center and Glen Rock Community Office, and feasibility studies and recommendations relative to expansion, systems and new business opportunities. During 1997, strategic initiatives included: completion and occupancy of the Corporate Center, addition of the East York community banking office, changing the name of Codorus Valley's banking subsidiary to eliminate the geographical reference, addition of telephone banking, and quotation of Codorus Valley's common stock on the Nasdaq National Market System.

For 2000 and beyond, management and the board will focus on profitability and expanding its volume of business. Franchise growth may take both a traditional path, through growth of the branch banking network, or a more strategic path, through creation or acquisition of financial services companies that will complement traditional bank products.

Over the past three years, Codorus Valley carried out necessary strategic initiatives to improve its infrastructure, upgrade its operating systems and offer new services. Management believes that these strategies will improve its ability to compete and to create long-term value for it shareholders and customers. Management believes that the completion of these strategic initiatives and future projects will improve the financial results of Codorus Valley in the long term.

Corporate Performance
The Corporation earned $2,664,000 or $1.11 per share for 1999, compared to $2,536,000 or $1.05 per share for 1998, and $2,479,000 or $1.03 per share for
1997. All per share amounts were adjusted for stock dividends. The 5 percent increase in net income for 1999 was caused by an increase in noninterest income and a decrease in loan loss and tax provision expenses, which more than offset an increase in noninterest operating expenses. Noninterest income increased due to increases in the cash surrender value of bank owned life insurance, ATM fees, rental income, and fees from real estate services. The decrease in the loan loss provision reflected improved asset quality, and the decrease in the tax provision reflected a greater level of tax-exempt income. The increase in noninterest operating expenses was caused primarily by an increase in salary and benefit expenses.

Comparatively, the 2.3 percent increase in net income for 1998 was caused by an increase in net interest income and noninterest income which more than offset an increase in noninterest expense and a higher provision for loan losses. The increase in net interest income was attributable to a larger volume of earning assets. Noninterest income increased primarily from growth in fee income from the Trust and Investment Services Division, and gains from planned asset sales. The increase in noninterest expense was caused by the long-term investment in facilities and technology, and normal business growth.

Annual cash dividends per share, as adjusted, were $.42 for 1999, compared to $.38 for 1998, and $.35 for 1997. Additionally, a 5 percent stock dividend was paid in 1999, 1998 and 1997. In January 1998, the Corporation also paid a two-for-one stock split effected in the form of a 100 percent stock dividend. Book value per share, as adjusted, was $10.83 for year end 1999, compared to $10.82 for 1998 and $10.14 for 1997.

Net income as a percentage of average stockholders' equity, or return on equity
(ROE), was 10.2 percent for 1999, compared to 10.0 percent for 1998, and 10.4 percent for 1997. Net income as a percentage of total average assets, or return on assets (ROA), was .95 percent for 1999, compared to .98 percent for 1998 and
1.00 percent for 1997.

At December 31, 1999, nonperforming assets as a percentage of total loans and other real estate owned was approximately 1.57 percent, compared to 1.87 percent for year end 1998 and 1.68 percent for year end 1997. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8-Nonperforming Assets and Past Due Loans.

The allowance (reserve) for possible loan losses as a percentage of total loans was .98 percent at December 31, 1999, compared to .99 percent at December 31, 1998 and 1.10 percent at December 31, 1997. The decline in the loan loss reserve ratio reflected improving asset quality. Additional information is provided in the Risk Management section of this commentary, including Tables 9 and 10. Based on a recent evaluation of potential loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 1999.


                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Throughout 1999, Codorus Valley maintained a capital level well above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7-Capital Ratios, depicts that the Corporation exceeds all current federal minimum regulatory standards.

A more detailed analysis of the factors and trends affecting corporate earnings follows.

INCOME STATEMENT ANALYSIS
-------------------------------------------------------------------------------

Net Interest Income
The Corporation's principal source of revenue is net interest income, the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits and borrowed funds. The fluctuation in net interest income from year to year is caused by changes in interest rates, in volumes, and in the composition or mix of interest sensitive assets and liabilities.

For analytical purposes, Table 1-Net Interest Income, Table 2-Rate/Volume Analysis of Changes in Net Interest Income, and Table 3-Average Balances and Interest Rates, are presented on a tax equivalent basis to make it easier to compare taxable and tax-exempt assets. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent.

Net interest income on a tax equivalent basis was $10,972,000 for 1999, an increase of $110,000 or one percent more than the $10,862,000 earned in 1998. Net interest income increased due to growth in interest earning assets, partially offset by a reduction in asset yield. Growth in the commercial loan portfolio was the major driver of growth in interest earning assets, which averaged $254 million for 1999, compared to $237 million for 1998. The tax equivalent yield on total interest earning assets was 8.08 percent for 1999 compared to 8.48 percent for 1998. The decline in the yield on total interest earning assets was caused primarily by the timing of loan additions and competitive price pressures. Commercial loan growth was achieved mainly during late 1998 through mid-1999, a period of low market interest rates. The weighted average yield on total loans was 8.63 percent for 1999 compared to 9.13 for 1998. Other factors which constrained net interest income included a relatively flat yield curve, and a $5 million investment in bank owned life insurance
(boli) in September 1998, which was funded by the partial liquidation of overnight investments. The investment in boli caused income to shift from an interest income category to a tax-exempt noninterest income category on the income statement. The same factors that constrained interest income also constrained the net yield on average interest earning assets, which was 4.32 percent for 1999 compared to 4.58 percent for 1998.

Comparatively, net interest income for 1998 was $10,862,000, an increase of $327,000 or 3.1 percent more than the $10,535,000 earned in 1997. The increase in net interest income was due primarily to growth in interest earning assets, which averaged $237 million for 1998, compared to $229 million for 1997. Growth in the average volume of interest earning assets occurred primarily in the commercial loan portfolio. A $238,000 increase in loan fees for 1998, which resulted in part from early loan payoffs and refinancings, also contributed to the increase in net interest income. Declining market interest rates lowered asset yields and liability funding costs during 1998. The tax equivalent yield on interest earning assets for 1998 was 8.48 percent compared to 8.57 percent for 1997. The weighted average cost of interest bearing liabilities was 4.38 percent for 1998 compared to 4.46 percent for 1997. The net yield on average interest earning assets was 4.58 for 1998 compared to 4.60 percent for 1997.

TABLE 1-NET INTEREST INCOME (tax equivalent basis)

                                                                         DECEMBER 31,                                 5-YR
(dollars in thousands)                        1999          1998           1997            1996           1995        CGR*
---------------------------------------------------------------------------------------------------------------------------
Total interest income                      $ 20,314       $ 19,978       $ 19,513       $ 18,523       $ 18,346       4.8%
Tax equivalent adjustment                       192            149            118            144            197       n/a
---------------------------------------------------------------------------------------------------------------
Adjusted total interest income               20,506         20,127         19,631         18,667         18,543       4.8%
Total interest expense                        9,534          9,265          9,096          8,756          8,722       6.6%
---------------------------------------------------------------------------------------------------------------
  Net interest income                      $ 10,972       $ 10,862       $ 10,535       $  9,911       $  9,821       3.4%

Average earning assets                     $253,800       $237,378       $229,047       $223,203       $216,429       4.5%
Average interest bearing liabilities        228,163        211,754        203,831        196,860        191,701       4.9%

Yield on earning assets                        8.08%          8.48%          8.57%          8.36%          8.57%
Rate on interest bearing liabilities           4.18%          4.38%          4.46%          4.45%          4.55%
---------------------------------------------------------------------------------------------------------------
  Interest rate spread                         3.90%          4.10%          4.11%          3.91%          4.02%
  Net yield on average earning assets          4.32%          4.58%          4.60%          4.44%          4.54%

* Compound growth rate (CGR) is the average annual growth over the five year period which began in 1994.


                                   CVB, Inc.
                                   ---------
                                      26

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

TABLE 2-RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME
(tax equivalent basis)

                                                                                           1999 COMPARED TO 1998
                                                   YEAR ENDED                              ---------------------
                                                   DECEMBER 31,             INCREASE            CHANGE DUE TO
(dollars in thousands)                         1999           1998         (DECREASE)        VOLUME          RATE
-------------------------------------------------------------------------------------------------------------------
Interest Income
  Interest bearing deposits with banks        $    11        $     9        $     2         $     3         $    (1)
  Federal funds sold                               93            354           (261)           (250)            (11)
  Securities, taxable                           2,637          2,502            135             236            (101)
  Securities, tax-exempt                          547            426            121             165             (44)
  Loans, taxable *                             17,201         16,824            377           1,360            (983)
  Loans, tax-exempt                                17             12              5               5               0
-------------------------------------------------------------------------------------------------------------------
    Total interest income                      20,506         20,127            379           1,519          (1,140)
Interest Expense
  Deposits:
    Interest bearing demand                     1,536          1,342            194             242             (48)
    Savings                                       417            455            (38)              0             (38)
    Time deposits under $100,000                6,007          6,179           (172)             58            (230)
    Time deposits $100,000 and above              976          1,105           (129)           (100)            (29)
  Short-term borrowings                           194              0            194             194               0
  Long-term borrowings                            404            184            220             247             (27)
-------------------------------------------------------------------------------------------------------------------
    Total interest expense                      9,534          9,265            269             641            (372)

    Net interest income                       $10,972        $10,862        $   110         $   878         $  (768)
-------------------------------------------------------------------------------------------------------------------


                                                                                           1998 COMPARED TO 1997
                                                   YEAR ENDED                              ---------------------
                                                   DECEMBER 31,             INCREASE            CHANGE DUE TO
(dollars in thousands)                         1998           1997         (DECREASE)        VOLUME          RATE
-------------------------------------------------------------------------------------------------------------------
Interest Income
  Interest bearing deposits with banks        $     9        $    15        $    (6)        $    (5)        $    (1)
  Federal funds sold                              354            162            192             195              (3)
  Securities, taxable                           2,502          2,779           (277)           (205)            (72)
  Securities, tax-exempt                          426            305            121             147             (26)
  Loans, taxable *                             16,824         16,329            495             623            (128)
  Loans, tax-exempt                                12             41            (29)            (33)              4
-------------------------------------------------------------------------------------------------------------------
    Total interest income                      20,127         19,631            496             722            (226)
Interest Expense
  Deposits:
    Interest bearing demand                     1,342          1,250             92             123             (31)
    Savings                                       455            472            (17)             (1)            (16)
    Time deposits under $100,000                6,179          6,103             76             129             (53)
    Time deposits $100,000 and above            1,105          1,010             95             108             (13)
  Short-term borrowings                             0             73            (73)            (73)              0
  Long-term borrowings                            184            188             (4)             (3)             (1)
-------------------------------------------------------------------------------------------------------------------
    Total interest expense                      9,265          9,096            169             283            (114)

    Net interest income                       $10,862        $10,535        $   327         $   439         $  (112)
-------------------------------------------------------------------------------------------------------------------

* Includes loan fees of $457,000 in 1999, $567,000 in 1998, and $329,000 in
  1997.

                                   CVB, Inc.
                                   ---------
                                      27

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

TABLE 3-AVERAGE BALANCES AND INTEREST RATES (tax equivalent basis)


                                                  1999                              1998                            1997
                                    ---------------------------------   ---------------------------    ----------------------------
                                     AVERAGE                            AVERAGE                        AVERAGE
(dollars in thousands)               BALANCE     INTEREST       RATE    BALANCE    INTEREST    RATE    BALANCE    INTEREST   RATE
-----------------------------------------------------------------------------------------------------------------------------------
Assets
  Interest bearing deposits
    with banks                      $    223     $     11       4.93%   $    161   $      9     5.59%  $    237   $    15     6.33%
  Federal funds sold                   1,904           93       4.88       6,475        354     5.47      2,938       162     5.51
  Investment securities:
    Taxable                           44,599        2,637       5.91      40,751      2,502     6.14     44,005     2,779     6.32
    Tax-exempt                         7,626          547       7.17       5,495        426     7.75      3,709       305     8.22
----------------------------------------------------------------------------------------------------------------------------------
      Total investment
        securities                    52,225        3,184       6.10      46,246      2,928     6.33     47,714     3,084     6.46

  Loans:
    Taxable (1)                      199,295       17,201       8.63     184,388     16,824     9.12    177,609    16,329     9.19
    Tax-exempt                           153           17      11.11         108         12    11.11        549        41     7.47
----------------------------------------------------------------------------------------------------------------------------------
      Total loans                    199,448       17,218       8.63     184,496     16,836     9.13    178,158    16,370     9.19
----------------------------------------------------------------------------------------------------------------------------------
      Total earning assets           253,800       20,506       8.08     237,378     20,127     8.48    229,047    19,631     8.57
  Other assets (2)                    25,339                              21,081                         17,385
      Total assets                  $279,139                            $258,459                       $246,432
==================================================================================================================================

Liabilities and
Stockholders' Equity
  Interest bearing deposits:
    Interest bearing demand         $ 65,929        1,536       2.33    $ 55,873      1,342     2.40   $ 50,851     1,250     2.46
    Savings                           20,701          417       2.01      20,717        455     2.20     20,776       472     2.27
    Time deposits under $100,000     113,147        6,007       5.31     112,090      6,179     5.51    109,769     6,103     5.56
    Time deposits $100,000
      and above                       18,525          976       5.27      20,370      1,105     5.42     18,410     1,010     5.49
----------------------------------------------------------------------------------------------------------------------------------
    Total interest bearing
      deposits                       218,302        8,936       4.09     209,050      9,081     4.34    199,806     8,835     4.42
Short-term borrowings                  3,539          194       5.48           8          0     0.00      1,281        73     5.70
Long-term borrowings                   6,322          404       6.39       2,696        184     6.82      2,744       188     6.85
----------------------------------------------------------------------------------------------------------------------------------
    Total interest
      bearing liabilities            228,163        9,534       4.18     211,754      9,265     4.38    203,831     9,096     4.46

Noninterest bearing deposits          20,805                              19,965                         17,493

Other liabilities                      4,126                               1,451                          1,234

Stockholders' equity                  26,045                              25,289                         23,874

    Total liabilities and
      stockholders' equity          $279,139                            $258,459                       $246,432
==================================================================================================================================
    Net interest income                          $ 10,972                          $ 10,862                       $10,535
----------------------------------------------------------------------------------------------------------------------------------
    Interest rate spread                                        3.90%                           4.10%                         4.11%
----------------------------------------------------------------------------------------------------------------------------------
    Net yield on earning assets                                 4.32%                           4.58%                         4.60%
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes loan fees of $457,000 in 1999, $567,000 in 1998 and $329,000 in
    1997.
(2) Includes average nonaccrual loans of $2,093,000 in 1999, $2,891,000 in 1998 and $2,255,000 in 1997.

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Management anticipates modest balance sheet growth and continuation of the challenging competitive environment in the period ahead. Information about interest rate risk is provided in the Market Risk Management section of this report.

Leverage growth strategy

During 1999, Codorus Valley and PeoplesBank executed a planned $9.4 million leverage growth strategy which involved investment in long-term, fixed rate trust preferred securities, i.e., corporate bonds, funded primarily by long-term, fixed rate borrowings from third parties. The purpose of the leverage strategy was to generate additional net interest income to help offset financial opportunity costs associated with the long-term investment in the Codorus Valley Corporate Center. The weighted average annualized yield on the investment is
8.45 percent and the weighted average annualized funding cost is approximately
6.45 percent. More information about this strategy can be found under the headings Investment Securities and Short-term and Long-term Borrowings within the Balance Sheet Review section of this report.

Commercial equipment leasing program

In May 1999, PeoplesBank entered into a third party commercial leasing arrangement in order to provide an additional source of interest income and fees and expand its menu of commercial services. Under the arrangement, PeoplesBank funds those leases that meet its credit risk standards with assignment of the lease and a security interest in the leased equipment as collateral. Third-party responsibilities include entering into the lease agreement with the lessee, equipment purchase and disposition, marketing and administrative support, and providing commercial leasing expertise. Start-up costs were approximately $10,000 and ongoing expenses are expected to be insignificant. As of December 31, 1999, PeoplesBank had not funded any commercial equipment leasing transactions.

Provision for Loan Losses
The provision for possible loan losses is an estimated expense charged to earnings in anticipation of losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance (reserve) for loan losses. The section, Risk Management, including Tables 8, 9, and 10, within this report provides detailed information about the allowance, provision and credit risk.

In 1999, the provision expense was $225,000 to support growth in the commercial loan portfolio. The current period provision expense and allowance to total loans ratio (at year end) were both less than 1998 due to improved credit quality. Comparatively, the provision expense for 1998 was $375,000 which supported a higher level of net charged off loans. Net loan charge-offs in 1998 reflected a $456,000 charge-off associated with a single commercial borrower whose account was deemed partially uncollectible.


Noninterest Income
Noninterest income for 1999 was $2,237,000, an increase of $405,000 or 22 percent above 1998. The overall increase was due primarily to a $389,000 or 98 percent increase in the other income category, which reflects increases in: the cash surrender value of bank owned life insurance (boli), ATM fees, rental income, and fees from real estate services. Income from the boli investment was the most significant component and accounted for $208,000 of the increase in other income. For 1999, boli income was earned for the full twelve months compared to approximately three months for 1998. Service charges on deposit accounts increased $86,000 or approximately 18 percent above the prior year due to a larger deposit base and price increases. During 1999, Codorus Valley and PeoplesBank recognized gains from the sale of available-for-sale investment securities, which totaled $305,000, compared to $194,000 for 1998. Other gains totaled $32,000 for 1999 compared to $206,000 for 1998. Other gains for 1998 were primarily from the periodic sale of held-for-sale residential mortgage loans.

Noninterest income for 1998 was $1,832,000, an increase of $605,000 or 49 percent above 1997. The increase in noninterest income was due primarily to the periodic recognition of net gains from asset sales, trust and investment services fees, increase in cash surrender value of boli, and normal business growth. Net gains from asset sales totaled $400,000 for 1998 compared to $79,000 for 1997. Approximately $206,000 in gains was generated from the sale of held-for-sale residential mortgage loans and the remaining $194,000 was generated from the sale of available-for-sale investment securities. Periodically, selected assets are sold to generate income and liquidity, and manage interest rate risk. Trust and investment services fees were $549,000 for 1998, an increase of $108,000 or 24 percent above 1997. The increase in trust and investment services fees was due to asset appreciation, new business, and estate fees. In September 1998, PeoplesBank purchased $5 million of boli and recognized $66,000 of tax-exempt income from the increase in cash surrender values. More information about this investment is provided in the Other Assets section of this report.

For the year 2000, noninterest income is expected to exceed the 1999 level, with the exception of gains from asset sales, based on a presumption of normal business growth and a moderately successful planned sale of alternative investment products.

Fee-based subsidiaries

Management believes that fee income has been and will continue to be important to Codorus Valley's profitability. To that end, PeoplesBank created two subsidiary companies which offer fee-based products. In January 1999, PeoplesBank's subsidiary, SYC Settlement Services, Inc. began operations. SYC Settlement generates fee income for PeoplesBank by providing real estate title and settlement services. Start-up and operating costs for this subsidiary were immaterial. In January 2000, PeoplesBank's subsidiary, SYC Insurance Services, Inc. began operations. SYC Insurance was created to generate fee income by facilitating the sale

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


of investment products through a third-party marketing arrangement. These products are not FDIC insured, not obligations of nor guaranteed by PeoplesBank, and are subject to investment risk including the possible loss of principal. The initial product offering is a fixed rate annuity, to be followed soon by additional investment products. Sales of investment products are conducted by licensed sales representatives who operate throughout PeoplesBank. Start-up costs for this subsidiary were immaterial and on-going operating expenses are expected to be immaterial.

Noninterest Expense
Generally, increases in noninterest expense for 1999, 1998 and 1997 reflect the implementation of strategic initiatives to expand, staff and equip the organization, in addition to normal business growth. Long-term capital investments made during this three-year period were necessary to position Codorus Valley for future expansion and increase its service capabilities.

Noninterest expense for 1999 was $9,054,000, an increase of $608,000 or 7 percent above 1998. Explanations of the change in selected expenses for 1999 versus 1998 are as follows. The $540,000 or 13 percent increase in salary and benefit expenses for 1999 reflects staff additions, merit raises, higher replacement and recruiting expenses, and increases in the cost of health and retirement benefit plans. Additionally, the prior year included a one-time $58,000 expense reduction associated with the termination of PeoplesBank's defined benefits retirement plan. The $61,000 or 20 percent increase in marketing and advertising expense reflected a larger marketing budget to support planned growth.

Noninterest expense for 1998 was $8,446,000, an increase of $717,000 or 9 percent above 1997. Explanations of the change in selected expenses for 1998 versus 1997 are as follows. The $202,000 or 33 percent increase in occupancy expense for 1998 reflects a full year's impact of depreciation, maintenance and property tax expenses associated with a community banking office addition in April 1997, and construction and occupancy of the Codorus Valley Corporate Center (Corporate Center) which was operational in August 1997. The $70,000 or 8 percent increase in furniture and equipment for 1998 reflects increased depreciation and maintenance contract expenses from increased investment in computer equipment and systems in 1997, and increased depreciation expense resulting from furnishing the Corporate Center. Postage, stationery and supplies expense declined $54,000 or 13 percent in 1998 since 1997 included expenses associated with the Bank's name change and the addition of a new community banking office. Professional and legal expense increased $79,000 or 35 percent in 1998 due primarily to consulting fees associated with the preparation of feasibility studies of new business opportunities, a new investment management arrangement for trust and investment services accounts, financial issues, and technology issues, including Year 2000 compliance. Other real estate owned (net) increased $84,000 or 168 percent in 1998 due to greater carrying costs and deterioration in the market value of selected properties. Other expense increased $273,000 or 22 percent in 1998 due primarily to implementation costs associated with a sales and product training program, accounting reclassifications, and increases in the Capital Stock Tax, Pennsylvania Shares Tax, and telephone expense.

Noninterest expense is expected to increase in 2000 due to past and planned strategic initiatives, higher staffing costs caused by a tight labor market, an industry-wide increase in FDIC assessments, and normal business growth.

Capital investment in technology

In accordance with the Corporation's strategic technology plan, PeoplesBank focused on three key technology projects during 1999. These projects, described below, have been implemented.

To improve customer convenience through the use of technology, PeoplesBank implemented an Internet banking system with online bill payment and other useful features during the fourth quarter of 1999. The capital investment, exclusive of marketing and maintenance expenses, was approximately $61,000. Annual depreciation is approximately $20,000 for this system based on an expected three-year useful life. The Internet banking system was introduced to PeoplesBank customers in January 2000.

To improve staff productivity through the use of technology, PeoplesBank implemented a local area network (LAN) during the third quarter of 1999. The LAN infrastructure enables selected employees to access e-mail, the Internet, and the latest desktop application systems, and facilitates centralized file sharing, storage and backup. The initial capital investment, exclusive of user training expense, was approximately $82,000. Annual depreciation is approximately $27,000 for this system, based on an expected three-year useful life.

During the second quarter of 1999, PeoplesBank installed an item-processing system with check imaging enhancement. This mission critical system replaced an aged, fully depreciated item-processing system that was not Y2K compliant. The new system, which is more efficient and has more processing capacity, cost approximately $663,000. This system was financed internally with funds from operations and is being depreciated over an expected useful life that ranges from five to seven years depending on the system component. Annual depreciation expense will approximate $112,000. PeoplesBank introduced check imaging to its customers in July 1999.

Year 2000 (Y2K) compliance

As a result of a great deal of planning and testing, Y2K came and went without incident. Management's best estimate of the total cost for Y2K readiness was $86,000. No attempt was made to measure staff costs associated with this project. Management believes that if staff costs were quantified they would be substantial. Of the $86,000 estimate, $4,000 was incurred in 2000, $49,000 in 1999 and $33,000 in 1998. Y2K expenditures were incurred principally for external technician

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


expertise for system test plans and system testing, software upgrades, Y2K communications, and lost income associated with maintaining a larger-than-normal cash inventory during November and December 1999, and early 2000.

Sales and product training

In January 1998, PeoplesBank contracted with Financial Selling Systems, a national sales training and consulting firm, to implement a sales and product training program. The program is focused on the retail banking staff and has two primary objectives: first, to expedite the transformation of PeoplesBank to a customer-focused corporate culture, based upon superior sales and service; second, to increase sales through improved selling skills, increased product knowledge and confidence, and sales incentives. Formal training of the retail banking staff began in May 1998. This comprehensive retail-training program is expected to take approximately thirty months to complete all phases at an estimated cost of $175,000. As of December 31, 1999, PeoplesBank expended approximately $127,000 in total for this program, $32,000 in 1999 and $95,000 in 1998.

Income Taxes
The provision for federal income taxes was $1,074,000 for 1999, a decrease of $114,000 or 10 percent below 1998. The decrease in federal income taxes was primarily the result of a higher level of tax-exempt income. During 1999, PEOPLESBANK recorded tax-exempt income for the full year on bank owned life insurance investments, and increased its investment in municipal bonds. Comparatively, the tax provision expense for 1998 was $27,000 or 2 percent above 1997 due to the increase in income before income taxes. For additional information on income taxes, see Note 14-Income Taxes.


BALANCE SHEET REVIEW
-----------------------------------------------------------------------------

Investment Securities
The investment securities portfolio is an interest earning asset, second only in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits. Investment securities are accounted for in accordance with Financial Accounting Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement No. 115). This statement requires the classification of investment securities into three categories: available-for-sale, held-to-maturity and trading. Securities classified as available-for-sale must be reported at fair value with the difference between fair value and amortized cost recorded, net of taxes, as a component of stockholders' equity. Securities classified as held-to-maturity are reported at amortized cost and, except for limited circumstances, may not be sold prior to maturity. Presently, the Corporation does not engage in trading activity as defined by Statement No. 115.

On December 31, 1999, the available-for-sale securities portfolio was $46 million, reflecting a $10 million or 18 percent decrease below year end 1998. During 1999, proceeds from maturities and sales were invested in loans. Available-for-sale securities are limited to high quality debt instruments as depicted in Note 4-Securities Available-for-Sale and Held-to-Maturity. Equity securities within this category are primarily stock issued by the Federal Home Loan Bank of Pittsburgh (FHLBP). PeoplesBank, like all FHLBP members, is required to invest in FHLBP stock when it borrows from the FHLBP. The FHLBP pays quarterly dividends based on a spread to the 6 month U.S. Treasury note. Note 4 depicts an increase in gross unrealized losses on the available-for-sale portfolio at year end 1999 compared to year end 1998. The increase in gross unrealized losses was attributable to rising market interest rates during 1999, which devalued fixed rate instruments. Table 4-Analysis of Investment Securities depicts that the weighted average maturity of the available-for-sale portfolio was 2.9 years for year ended 1999, compared to 2.3 years for 1998 and 2.1 years for 1997.

On December 31, 1999, the held-to-maturity securities portfolio was $9.4 million; there were no comparable investments in 1998. Pursuant to a planned leverage growth strategy during 1999, the Corporation invested in trust preferred stock (trust preferreds) issued by commercial bank holding companies. Trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable, and mature in years 2026-2028. The portfolio is comprised of fixed rate instruments, with a weighted average yield of 8.45 percent. Approximately $5 million are rated investment grade by two national rating services, the remaining $4.4 million are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial and strategic track record. The trust preferred portfolio was financed in part by borrowing from the FHLBP and a local financial institution. More information about the held-to-maturity portfolio can be found at Note 4-Securities Available-For-Sale and Held-to-Maturity and Table 4-Analysis of Investment Securities.

Loans
Table 5-Loan Portfolio Composition presents the composition of total loans on a comparative basis for a five-year period. The table reflects the Corporation's emphasis on commercial lending. At December 31, 1999, total loans increased $18 million or approximately 10 percent above year end 1998, primarily within the fixed rate commercial loan category.


Table 6-Selected Loan Maturities and Interest Rate Sensitivity reveals that at December 31, 1999, the commercial loan portfolio was comprised of $106 million or 69 percent fixed rate loans and $47 million or 31 percent floating or adjustable rate loans. Comparatively, at December 31, 1998, the commercial loan portfolio was comprised of 64 percent fixed rate loans and 36 percent floating or adjustable rate loans. Floating rate loans reprice periodically with changes in PeoplesBank's base rate or the prime rate as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the U.S. Treasury yield curve. Additional loan information can be found in Note 5-Loans and within the Risk Management section of this report. In the period


                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

TABLE 4-ANALYSIS OF INVESTMENT SECURITIES

                                                                                                                  WEIGHTED
                                   U.S.        U.S.         STATE &                      TRUST                    AVERAGE
(dollars in thousands)           TREASURY    AGENCY (1)    MUNICIPAL        STOCK      PREFERRED       TOTAL      YIELD (2)
---------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
Available-for-sale portfolio
Maturity:
  Within one year                             $13,545       $  818                                     $14,363       5.91%
  One to five years                            20,118        1,764                                      21,882       5.88
  Five to ten years                             1,500        2,600                                       4,100       6.47
  Over ten years                                             3,466                                       3,466       7.04
  No set maturity                                                            3,250                       3,250
Amortized cost                    $     0     $35,163      $ 8,648         $ 3,250       $     0       $47,061       6.03
==============================================================================================================
Average maturity                                                                                     2.9 YEARS

Held-to-maturity portfolio
Maturity:
  Over ten years                  $     0     $     0      $     0         $     0       $ 9,361       $ 9,361       8.44%
--------------------------------------------------------------------------------------------------------------
Amortized cost                    $     0     $     0      $     0         $     0       $ 9,361       $ 9,361       8.44
==============================================================================================================
Average maturity                                                                                    27.2 YEARS

DECEMBER 31, 1998
Available-for-sale portfolio
Maturity:
  Within one year                 $ 4,019     $11,107      $   257                                     $15,383       6.14%
  One to five years                            32,595        1,358                                      33,953       5.84
  Five to ten years                               983        2,484                                       3,467       7.77
  Over ten years                                             1,823                                       1,823       6.85
  No set maturity                                                              905                         905
--------------------------------------------------------------------------------------------------------------
Amortized cost                    $ 4,019     $44,685      $ 5,922         $   905       $     0       $55,531       6.08
==============================================================================================================
Average maturity                                                                                     2.3 YEARS

DECEMBER 31, 1997
Available-for-sale portfolio
Maturity:
  Within one year                 $ 2,990     $ 9,764      $   729                                     $13,483       6.23%
  One to five years                 6,555      13,466        1,414                                      21,435       6.66
  Five to ten years                             2,455        1,414                                       3,869       8.16
  No set maturity                                                              861                         861
--------------------------------------------------------------------------------------------------------------
Amortized cost                    $ 9,545     $25,685      $ 3,557         $   861       $     0       $39,648       6.66
==============================================================================================================
Average maturity                                                                                     2.1 YEARS

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.

(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.
--------------------------------------------------------------------------------

ahead, rising market interest rates and competitive pressures could constrain loan growth.

Other Assets
In the third quarter of 1998, PeoplesBank invested approximately $5 million in cash surrender value life insurance policies (bank owned life insurance or boli). The boli investment provides a tax-exempt return to PeoplesBank, and offsets the costs associated with supplemental benefit plans created in 1998 for selected executive officers and board members. The tax-exempt yield on boli is projected to range from 5.5 to 6.0 percent. This investment, included in other assets on the statement of financial condition, was funded by the liquidation of short-term investments with correspondent banks.

Funding
--------------------------------------------------------------------------------

Deposits
Deposits are a principal source of funding for earning assets. At December 31, 1999, total deposits were $238 million reflecting a $3 million decrease from year end 1998. Total average deposits for 1999 were $239 million, an increase of $10 million or 4.4 percent above 1998. The average rate paid on interest bearing deposits was 4.09 percent for 1999

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

TABLE 5-LOAN PORTFOLIO COMPOSITION

                                                                              DECEMBER 31,
(dollars in thousands)                     1999       %        1998       %      1997      %      1996      %      1995     %
--------------------------------------------------------------------------------------------------------------------------------
Commercial, industrial and agricultural  $131,395    63.4    $114,313    60.4  $111,074   58.1  $ 91,744   55.0  $ 81,119   50.7
Real estate-construction and
  land development                         21,956    10.6      19,663    10.4    21,456   11.2    15,449    9.3    19,817   12.4
--------------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans          153,351    74.0     133,976    70.8   132,530   69.3   107,193   64.3   100,936   63.1

Real estate-residential mortgages          29,815    14.4      31,581    16.7    34,029   17.8    35,444   21.3    36,286   22.7

Installment                                24,152    11.6      23,554    12.5    24,783   12.9    24,014   14.4    22,786   14.2
--------------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans             53,967    26.0      55,135    29.2    58,812   30.7    59,458   35.7    59,072   36.9

  Total loans                            $207,318   100.0    $189,111   100.0  $191,342  100.0  $166,651  100.0  $160,008  100.0
================================================================================================================================

TABLE 6-SELECTED LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                                                         DECEMBER 31, 1999
                                                                        YEARS TO MATURITY
(dollars in thousands)                                 1 OR LESS   1 TO 5     OVER 5       TOTAL
---------------------------------------------------------------------------------------------------
Commercial, industrial and agricultural                 $17,316    $26,976    $87,103      $131,395
Real estate-construction and land development            11,186      4,134      6,636        21,956
---------------------------------------------------------------------------------------------------
  Total commercial related                              $28,502    $31,110    $93,739      $153,351
===================================================================================================
Fixed interest rates                                    $ 3,819    $24,063    $78,540      $106,422
Floating or adjustable interest rates                    24,683      7,047     15,199        46,929
---------------------------------------------------------------------------------------------------
  Total commercial related                              $28,502    $31,110    $93,739      $153,351
===================================================================================================


compared to 4.34 percent for 1998. Growth in average deposit balances was due primarily to an increase in the relatively low cost demand deposit category. The average balance of the CD portfolio was flat between periods. Management believes that growth in average core deposits during 1999 was attributable to the increased selling effectiveness of the retail banking staff, a result of formal sales and product training. New customers who left selected bank competitors that merged with, or were acquired by, large non-local financial corporations also contributed to the growth in core deposits.

At 1999 year end, total certificates of deposit were $131.2 million and are scheduled to mature in the following years: $90.7 in 2000, $19.6 in 2001, $8.8 in 2002, $7.3 in 2003 and $4.8 in 2004. At 1999 year end, the balance of certificates $100,000 and above was $18.9 million. Of this total: $7.6 mature within three months; $2.7 mature after three months but within six months; $4.5 mature after six months but within twelve months; and the remaining $4.1 mature beyond twelve months.

For 2000, the average volume of deposits is expected to increase moderately for the same reasons discussed earlier, in addition to normal business growth. It is probable that competitive pressures, including the emergence of new competitors, will constrain deposit growth for PeoplesBank in the period ahead. Furthermore, double-digit returns in the stock and mutual funds markets have constrained deposit growth for the commercial banking industry in the past, and will continue to do so if these returns are sustained in the period ahead.

Short-term and Long-term Borrowings
To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds purchased. It also utilizes available credit through the Federal Home Loan Bank of Pittsburgh (FHLBP). The rate is established daily based on prevailing market conditions for overnight funds. At December 31, 1999, federal funds purchased and other short-term borrowings totaled $15.6 million compared to $1.2 million at year end 1998. The increase in short-term borrowings partially funded growth in earning assets and an increase in cash for anticipated Y2K deposit withdrawals.

Long-term borrowings are a primary funding source for asset growth. At December 31, 1999, long-term borrowings were $10.3 million compared to $2.6 million at year end 1998. During September 1999, the Corporation borrowed $2 million from a local financial institution. Under the loan arrangement the rate is fixed at
7.35 percent for 10 years based on a 20 year principal amortization, with no prepayment penalty. In July 1999, PeoplesBank borrowed $5 million for 15 years from the FHLBP. Under the loan arrangement with the FHLBP, the rate is fixed at
6.43 percent for 10 years. During the remaining 5 years, the FHLBP has the option to convert the rate to a float-


                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


ing rate based on the 3 month Libor index plus 16 basis points. If the FHLBP elects its conversion option, PeoplesBank can repay the loan without a prepayment penalty.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $61 million as of September 30, 1999, the most recent available date. At December 31, 1999, PeoplesBank had approximately $21 million outstanding on its account with the FHLBP. Additional information about short-term and long-term borrowings is provided in Note 11 to the 1999 consolidated financial statements.

Stockholders' Equity
Stockholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and to absorb losses. Total shareholders' equity was $25 million at December 31, 1999, slightly below the $26 million for year end 1998. The decline in equity was primarily attributable to unrealized holding losses on available-for-sale investment securities caused by rising market interest rates, and stock repurchases which more than offset the positive impact from earnings.

The level of capital for the Corporation and PeoplesBank remained sound for 1999. PeoplesBank exceeded all minimum regulatory requirements for well capitalized commercial banks as established by the FDIC, its primary federal regulator. The FDIC's minimum quantitative standards for well capitalized institutions are as follows: tier I risk-based capital, 6 percent; total risk-based capital, 10 percent; and leverage ratio, 5 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. Codorus Valley's and PeoplesBank's capital amounts and classification are also subject to qualitative judgements by regulators. Table 7 depicts capital ratios for the Corporation and PeoplesBank compared to regulatory minimums for adequately capitalized and well capitalized commercial banks.

The Corporation pays cash dividends on a quarterly basis.
The board determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis were $.42 for 1999, $.38 for 1998, and $.35 for 1997. All per share amounts were adjusted for stock dividends. Codorus Valley and PeoplesBank are subject to restrictions on the payment of dividends as depicted in Note 12-Dividend Payment Restrictions.

Periodically, Codorus Valley pays stock dividends as another means of enhancing long-term shareholder value. In June of 1999, 1998, and 1997, the Corporation paid a 5 percent stock dividend. Payment of these 5 percent stock dividends resulted in the issuance of 103,840 common shares and the reissuance of 10,878 shares from treasury in 1999, 109,469 common shares in 1998 and 51,963 shares in 1997. In January 1998, Codorus Valley paid a two-for-one stock split effected in the form of a 100 percent stock dividend. The stock split resulted in the issuance of 1,097,259 shares of common stock. The weighted average number of shares of common stock outstanding was approximately 2,393,728 for 1999 and 2,407,827 for 1998 and 1997.

In February 1999, the Corporation publicly announced that its board authorized the purchase, in open market and privately negotiated transactions, of up to 112,500 shares or approximately 4.9 percent of its then outstanding common shares. Purchases are authorized when market conditions warrant, and are expected to be funded from retained earnings. As of December 31, 1999, Codorus Valley purchased 75,422 shares of its common stock for approximately $1,352,000. Of this total, 10,878 shares were reissued to partially satisfy the 5 percent stock dividend paid in June 1999. The remaining 64,544 shares were held in treasury as of December 31, 1999.

Table 7-CAPITAL RATIOS

                                                                           FEDERAL         FEDERAL         CAPITAL*
                                                      DECEMBER 31,          MINIMUM         WELL        AT DECEMBER 31,
(dollars in thousands)                               1999       1998       REQUIRED      CAPITALIZED   1999        1998
---------------------------------------------------------------------------------------------------------------------------
Tier I risk-based capital                                                    4.00%           6.00%
(as a percentage of risk weighted assets)
   Codorus Valley Bancorp, Inc. consolidated          11.18%  12.40%                                   $25,887    $25,590
   PeoplesBank                                         9.23%  10.14                                     20,725     20,415

Total risk-based capital                                                     8.00%          10.00%
(as a percentage of risk weighted assets)
   Codorus Valley Bancorp, Inc. consolidated          12.06%  13.32%                                   $27,910    $27,493
   PeoplesBank                                        10.13%  11.08                                     22,748     22,318

Leverage                                                                     4.00%           5.00%
(Tier 1 capital as a percentage of average
total assets)
   Codorus Valley Bancorp, Inc. consolidated           9.27%   9.90%                                   $25,887    $25,590
   PeoplesBank                                         7.58%   8.09                                     20,725     20,415

* Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.


                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10-Benefit Plans and Note 13-Stockholders' Equity of the consolidated financial statements.

Past and future capital investment will impact current and future earnings and capital growth. Possible future investments could include expansion of the community office franchise, investment in communication and computer technology, and creation or acquisition of other financial services companies. Management and the board believe that capital investment, guided by a long-term strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long-term, and is an important component of the overall strategy of enhancing long-term shareholder value.


RISK MANAGEMENT
------------------------------------------------------------------------------

Credit Risk Management
The Corporation emphasizes the management of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies that guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and the experience of the loan officer. Third, loan review committees function at both the senior lending officer level and the board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation makes most of its loans within its primary geographical market area, York County, Pennsylvania. Although this may pose a geographical concentration risk, the diverse local economy and knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not make loans to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews of the loan and OREO portfolios occur throughout the year. In addition to internal controls, PeoplesBank uses a disinterested third party loan review specialist to review its commercial loan portfolio. Furthermore, these portfolios are reviewed annually by independent auditors in connection with their audit of the financial statements, and are examined periodically by bank regulators.

At year end 1999, there were three concentrations of loans by industry that exceeded 10 percent of total loans, as follows: commercial facility leasing, $33.4 million or 16.1 percent; residential facility leasing, $22.6 million or
10.9 percent; and real estate development, $21.9 million or 10.6 percent. Comparatively, at year end 1998, concentrations within these three industries were as follows: commercial facility leasing, $32.4 million or 17.2 percent; residential facility leasing, $21.3 million or 11.8 percent; and real estate development, $19.7 million or 10.4 percent. Loans to borrowers within these industries are usually collateralized by real estate.

Nonperforming Assets
A primary measure of loan quality is the percentage of loans that move from an earnings category to a nonperforming category. Table 8-Nonperforming Assets and Past Due Loans depicts asset categories posing the greatest risk of loss. A loan is considered impaired when, based on current information and events, it is probable that PeoplesBank will be unable to collect all amounts due. Internal loan classifications such as nonaccrual and troubled debt restructurings are examples of impaired loans. It is PeoplesBank's policy to reclassify loans to an impaired status when either principal or interest payments become 90 days past due, unless the value of the supporting collateral is adequate and the loan is in the process of collection. An impaired classification may be made prior to 90 days past due if management believes that the collection of interest or principal is doubtful. Other real estate owned (OREO) is primarily real estate assets that were acquired to satisfy debts owed to PeoplesBank. The final category, loans past due 90 days or more and still accruing interest, are contractually past due, but are well collateralized and in the process of collection.

Table 8 depicts that on December 31, 1999, total nonperforming assets were $3,277,000, a decrease of $300,000 or 8 percent below year end 1998. The reduction in nonperforming assets coupled with loan growth improved the nonperforming assets ratio by 30 basis points, 1.57 percent for year end 1999 versus 1.87 percent for year end 1998. A major component of nonperforming assets is impaired loans. At year end 1999, the impaired loans category was $1,892,000, which reflected an 11 percent increase from year end 1998. The increase was caused by the addition of one commercial account, adequately collateralized by real estate assets, which totaled $759,000. To date, $271,000 has been collected on this account from a partial sale of collateral. At December 31, 1999, the impaired loan portfolio was comprised of twenty unrelated accounts, primarily commercial loan relationships, ranging in size from $9,000 to $488,000. These loan relationships vary by industry and are generally collateralized with real estate assets. A loss allowance, which is evaluated quarterly, has been established for accounts that appear to be under-collateralized. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

OREO, net of reserve, was $1,385,000 at year end 1999, a decrease of $486,000 or 25 percent below year end 1998. The decrease was caused by the liquidation of assets. On December 31, 1999, the OREO portfolio was comprised of real

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Table 8-NONPERFORMING ASSETS AND PAST DUE LOANS

                                                                                            DECEMBER 31,
(dollars in thousands)                                                     1999       1998       1997      1996      1995
---------------------------------------------------------------------------------------------------------------------------
Impaired loans (1)                                                       $1,892     $1,706     $2,842    $2,063    $3,583
Other real estate owned, net of reserve                                   1,385      1,871        380       780       695
---------------------------------------------------------------------------------------------------------------------------

  Total nonperforming assets                                             $3,277     $3,577     $3,222    $2,843    $4,278
===========================================================================================================================

Accruing loans that are contractually past due 90                           $13        $13       $107      $524    $1,755
   days or more as to principal or interest

Ratios:
Impaired loans as a % of total year end loans                              0.91%      0.90%      1.49%     1.24%     2.24%

Nonperforming assets as a % of total year end
   loans and other real estate owned, net of reserve                       1.57%      1.87%      1.68%     1.70%     2.66%

Nonperforming assets as a % of total year end
   stockholders' equity                                                   12.92%     13.73%     13.19%    12.52%    20.34%

Allowance for loan losses as a multiple of impaired loans                   1.1x       1.1x        .7x      1.0x       .6x

Interest not recognized on impaired loans at period end:  (2)
Contractual interest due                                                   $240       $312       $398      $246      $306
Interest revenue recognized                                                  49         73        103        18       120
---------------------------------------------------------------------------------------------------------------------------
  Interest not recognized in operations                                    $191       $239       $295      $228      $186

(1)  Comprised solely of nonaccrual loans.
(2) This table includes interest not recognized on loans which were classified as impaired at year end. While every effort is being made to collect this interest revenue, it is probable a portion will never be recovered.

estate assets from six former commercial loan relationships. The largest property had a carrying value of $996,000, which made up 72 percent of the OREO (net of allowance) portfolio. Management believes that the net realizable value of this property is greater than the carrying value based on a recent external appraisal. A loss allowance, which is evaluated quarterly, has been established for OREO assets whose estimated fair value, less selling expenses, is below their financial carrying costs. At December 31, 1999, the allowance for OREO was $69,000. The provision expense for OREO, due to declines in the fair value of individual assets, was $39,000 for 1999 compared to $69,000 for 1998 and $18,000 for 1997. At December 31, 1999, there were no potential problem loans, as defined by the Securities and Exchange Commission, identified by management. However, management was monitoring loans of approximately $7.5 million for which the ability of the borrower to comply with present repayment terms was uncertain. These loans were not included in the Table 8 disclosure. They are monitored closely, and management presently believes that the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans. Comparatively, management was monitoring $7.5 million on December 31, 1998.

Allowance for Loan Losses
Although the Corporation maintains sound credit policies, certain loans deteriorate and the Corporation must charge them off as losses. The allowance (reserve) for loan losses is maintained to absorb these potential losses. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size and character of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook. Table 9-Analysis of Allowance For Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Commentary is provided below for each period presented.

For 1999, the allowance was $2,023,000, representing a $158,000 or 8 percent increase from year end 1998. The increase in the allowance reflects additional provisions during 1999 to support commercial loan growth. For 1999, net charge-offs were $67,000, the smallest loss during the five-year period presented.

For 1998, the allowance was $1,865,000, representing a $233,000 or 11 percent decline from year end 1997. The decline


                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Table 9-ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                                                                                            DECEMBER 31,
(dollars in thousands)                                                     1999       1998       1997      1996      1995
---------------------------------------------------------------------------------------------------------------------------
Balance - beginning of year                                              $1,865     $2,098     $2,110    $2,286    $2,249
Provision charged to operating expense                                      225        375        275       134       228
Loans charged off:
  Commercial                                                                 23        610        340       265       276
  Real estate-mortgage                                                        0          0          0        27         0
  Consumer                                                                   63         25         66        95        66
---------------------------------------------------------------------------------------------------------------------------
    Total loans charged off                                                  86        635        406       387       342
Recoveries:
  Commercial                                                                 12         13        112        26       134
  Real estate-mortgage                                                        0          0          0         0         0
  Consumer                                                                    7         14          7        51        17
---------------------------------------------------------------------------------------------------------------------------
    Total recoveries                                                         19         27        119        77       151
---------------------------------------------------------------------------------------------------------------------------
    Net charge-offs                                                          67        608        287       310       191

Balance - end of year                                                    $2,023     $1,865     $2,098    $2,110    $2,286
===========================================================================================================================

Ratios:
Net charge-offs to average total loans                                     0.03%      0.32%      0.16%     0.19%     0.12%
Allowance for loan losses to total loans at year-end                       0.98       0.99       1.10      1.27      1.43
Allowance for loan losses to impaired
  loans and loans past due 90 days or more                                106.2      108.5       71.1      81.6      42.8

---------------------------------------------------------------------------------------------------------------------------



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

For 1996, the allowance was $2,110,000, reflecting a decrease of $176,000 from year end 1995 due to a lower level of nonperforming assets. The reduction in the allowance lowered the unallocated reserve component, depicted in Table 10, which was deemed sufficient at year end 1996. The provision expense was $134,000 for 1996, which primarily supported loan growth, principally commercial loans. Of the total $387,000 charged off for the year, $251,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.


For 1995, the allowance was $2,286,000, slightly above the level for year end 1994. The increase was due to a higher level of nonperforming assets and to support a larger volume of loans. The provision expense was $228,000 in 1995, which primarily supported loan growth and losses due to charge-offs. Of the total $342,000 charged off for the year, $141,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.

Based on a recent evaluation of potential loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio at December 31, 1999. Table 10-Allocation of the Allowance For Loan Losses presents an allocation of the allowance for potential loan losses by major loan category.

Liquidity
Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to its depositors, loan customers, employees, and stockholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, funds received from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth and short-term and long-term borrowings. Retained earnings from profitable operations is another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities.

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The Corporation manages liquidity through the use of ratios and forecasts of selected cash flows. At year end 1999, the loan-to-deposit ratio was 87 percent compared to 78 percent for year end 1998. In the period ahead the loan-to-deposit ratio could increase due to competitive forces which may constrain deposit growth. By necessity, short-term and long-term borrowings will play an increasingly important role in funding.

Market Risk Management
In the normal course of conducting business activities the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in the short-term U.S. Prime interest rate (Prime rate). Interest rate risk is managed by an Asset-Liability Committee comprised of members of senior management and an outside director. The committee's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. PeoplesBank is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

The committee manages interest rate risk primarily through sensitivity analysis. A computerized asset-liability management simulation model is used to measure the potential loss in future net income based on hypothetical changes in interest rates. Interest rate forecasts are supplied by a national forecasting service and integrated with the model. The Corporation's policy limit for the maximum negative impact on net income is 10 percent over a twelve-month period. This policy limit is tested periodically by measuring the change in net income from a "baseline" scenario where interest rates are held constant, compared to a gradual 200 basis point increase and decrease in interest rates over a twelve month period; or if more practicable the forecasting service's "high rate," "low rate" and "most likely rate" scenarios for the upcoming twelve month period. Important modeling assumptions include: the use of contractual cash flows; varying levels of prepayments for commercial and mortgage loans, and mortgage-backed securities; stability of consumer loan and core deposit volumes, and noninterest income and expense; and reinvestment of repriceable cash flows in the same type of asset or liability. The ALM model includes significant balance sheet variables that are identified as being affected by interest rates such as rate change differentials, and rate caps and floors. These and certain other effects are evaluated in developing the scenarios from which sensitivity of net income to changes in interest rates is determined.

The Corporation performed a simulation on the balance sheet at December 31, 1999. The results of that point-in-time analysis revealed that the Corporation's balance sheet was liability sensitive, i.e., more liabilities will reprice than assets over the next twelve months. This implies that net income will decrease if market interest rates rise and increase if rates fall. Model results projected net income, based on the forecasting service's rate scenarios, as follows: decline 11.6 percent if market rates increase 300 basis points (high rate scenario), decline 2.8 percent if market rates increase 50 basis points (most likely scenario), and increase 6.9 percent if market rates decline 175 basis points (low rate scenario). One factor that increased liability sensitivity at the measurement date was the increase in overnight borrowings caused in part by the need to temporarily finance the purchase of noninterest earning cash inventory for anticipated Y2K withdrawals.


Table 10-ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                    DECEMBER 31,
                                       1999             1998            1997               1996                1995
                                  --------------   --------------   ---------------    ---------------    --------------
                                     % TOTAL           % TOTAL         % TOTAL              % TOTAL          % TOTAL
(dollars in thousands)            AMOUNT   LOANS   AMOUNT   LOANS    AMOUNT   LOANS     AMOUNT   LOANS    AMOUNT   LOANS
---------------------------------------------------------------------------------------------------------------------------
Commercial, industrial
 and agricultural                  $972    63.4    $1,329    60.4    $1,263    58.1     $1,335    55.0    $1,233     50.7
Real estate - construction
 and land development               196    10.6       174    10.4       268    11.2        319     9.3       268     12.4
---------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans  1,168    74.0     1,503    70.8     1,531    69.3      1,654    64.3     1,501     63.1

Real estate - residential
  mortgages                         155    14.4        74    16.7        95    17.8         86    21.3        94     22.7
Installment                          50    11.6        73    12.5        54    12.9         79    14.4         8     14.2
---------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans      205    26.0       147    29.2       149    30.7         165    35.7      102      36.9

Unallocated                         650     N/A       215     n/a       418     n/a         291     n/a      683       n/a
---------------------------------------------------------------------------------------------------------------------------

  Total                          $2,023   100.0    $1,865   100.0    $2,098   100.0      $2,110   100.0   $2,286     100.0
===========================================================================================================================


Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within that category since the total allowance is a general allowance applicable to the entire loan portfolio.

                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

In 1998, the Corporation made two significant changes to the asset-liability management process. First, a dated asset-liability model was replaced with a new model that has a solid national reputation. Second, PeoplesBank subscribed to an economic and interest rate forecasting service. Also in 1998, the Corporation changed its interest rate risk policy limit to focus on net income, as opposed to net interest income. A simulation was performed using 1999 budget data as a baseline. The baseline reflected a most likely interest rate scenario; e.g., the Prime rate (a driver rate) would decline 75 basis points over 1999. The ALM model projected net income for the baseline rate scenario compared to the forecasting service's high rate (Prime rate gradually increases 225 basis points by year end 1999) and low rate (Prime rate gradually declines 175 basis points by year end 1999) scenarios. The ALM model projected relatively stable net income over a 12 month period. For 1999, net income would decline 0.7 percent if interest rates rise and 1.6 percent if interest rates fall, compared to the baseline scenario.

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

Impact of Inflation and Changing Prices
The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also significantly affects noninterest expenses, which tend to rise during periods of general inflation. The level of inflation can be measured by the change in the Consumer Price Index (CPI) for all urban consumers (December vs. December). The change in the CPI for 1999 was 2.7 percent, compared to 1.6 percent for 1998 and 1.7 percent for 1997. The increase in the CPI for 1999 was due primarily to increases in energy prices.

Management believes the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities in such a way that they reprice in response to changes in market interest rates. Additionally, management is focused on increasing fee income, which is less sensitive to changes in market interest rates.

Other Risks
Periodically, various types of federal and state legislation are proposed that could result in additional regulation of, or restrictions on, the business of Codorus Valley and its subsidiaries. Other than as discussed below, it cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of Codorus Valley and its subsidiaries.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999, which is also known as the Financial Services Modernization Act. The act repeals Depression-era banking laws and will permit banks, insurance companies and securities firms to engage in each others' businesses after complying with certain conditions and regulations which are yet to be finalized. The act grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, the Corporation has no plans to pursue these additional possibilities. Management does not believe that the Financial Services Modernization Act will have an immediate positive or negative material effect on Codorus Valley's operations. However, the act may result in increased competition from larger financial service companies, many of whom have substantially more financial resources than Codorus Valley, and now may offer banking services in addition to insurance and brokerage services.

Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation which, if implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. Although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.


                                   CVB, Inc.
                                   ---------

                MANAGEMENT'S DISCUSSION OF CONSOLIDATED FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Table 11-SUMMARY OF QUARTERLY FINANCIAL DATA

                                                      1999                                        1998
(dollars in thousands,               FOURTH     THIRD     SECOND    FIRST         FOURTH     THIRD     SECOND      FIRST
except per share data)              QUARTER    QUARTER   QUARTER   QUARTER       QUARTER    QUARTER    QUARTER    QUARTER
---------------------------------------------------------------------------------------------------------------------------
Interest income                      $5,278    $5,124     $5,020    $4,892        $4,947    $4,960      $5,073     $4,998
Interest expense                      2,551     2,421      2,291     2,271         2,315     2,345       2,312      2,293
---------------------------------------------------------------------------------------------------------------------------
  Net interest income                 2,727     2,703      2,729     2,621         2,632     2,615       2,761      2,705
Provision for loan losses                25        50         75        75             0        75         225         75
Noninterest income                      498       461        489       452           454       314         356        308
Noninterest expense                   2,240     2,295      2,324     2,195         2,246     2,098       2,059      2,043
---------------------------------------------------------------------------------------------------------------------------
  Net operating income                  960       819        819       803           840       756         833        895
  Gains from sales of securities         80       182          6        37             0        72           0        122
Gains, other                             14        14          4         0            98         4         104          0
---------------------------------------------------------------------------------------------------------------------------
  Pretax income                       1,054     1,015        829       840           938       832         937      1,017
Provision for income taxes              312       293        230       239           284       227         341        336
===========================================================================================================================
  Net income                        $   742   $   722     $  599    $  601        $  654    $  605      $  596     $  681
---------------------------------------------------------------------------------------------------------------------------
  Net income per share,
  basic and diluted*                  $0.31     $0.30      $0.25     $0.25         $0.27     $0.25       $0.25      $0.28
===========================================================================================================================

* Adjusted for stock dividends declared through December 31, 1999.

                                   CVB, Inc.
                                   ---------

                              CORPORATE INFORMATION

CORPORATE PROFILE
Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986 which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956. PeoplesBank, A Codorus Valley Company, is its wholly-owned banking subsidiary and SYC Realty Co., Inc. is its wholly-owned nonbank subsidiary. Organized in 1934, PeoplesBank, offers a full range of commercial and consumer banking services through eight full service banking office locations in York County, Pennsylvania. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. PeoplesBank also offers trust and investment services at the Codorus Valley Corporate Center. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly-owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly-owned subsidary, to facilitate the sale of investment products through a third-party marketing arrangement.

HEADQUARTERS
Codorus Valley Bancorp, Inc., Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403

STOCK, DIVIDEND AND BROKER INFORMATION
Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol "CVLY" on the Nasdaq National Market System. On December 31, 1999, there were approximately 998 stockholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System.Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

                                  1999                                           1998
                                            DIVIDENDS                                      DIVIDENDS
QUARTER                HIGH        LOW      PER SHARE                 HIGH        LOW      PER SHARE
-----------------------------------------------------------------------------------------------------
First                 $18.57     $16.19       $0.10                   $21.09     $19.96       $0.09
Second                 18.93      17.00        0.10                    21.91      20.32        0.09
Third                  19.38      17.75        0.11                    21.91      18.57        0.10
Fourth                 19.38      17.13        0.11                    19.52      17.38        0.10


For further information, we refer you to the following market-makers in our common stock:

Ryan, Beck & Co.              Janney Montgomery Scott, LLC           Tucker Anthony Inc.
800-223-8969                  800-999-0503                           800-526-6371

F.J. Morrissey & Co., Inc.    Sandler O'Neill & Partners, LP
800-842-8928                  800-635-6851

NOTICE OF ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, May 16, 2000 at 9:00 a.m. eastern daylight-saving time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, Pennsylvania.

TRANSFER AGENT
Norwest Bank Minnesota, N.A., P. O. Box 64854, St. Paul, MN 55164-0854 800-468-9716

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Norwest Bank Minnesota, N.A., P. O. Box 64854, St. Paul, MN 55164-0854

FORM 10-K REQUEST
The form 10-K Report filed with the Securities and Exchange Commission (SEC) may be obtained, without charge, as follows:

Via the Internet: www.peoplesbanknet.com, select Codorus Valley Bancorp, Inc., then select the Securities and Exchange Commission link, or visit the SEC website at www.sec.gov/edgarhp.htm

Write to: Chief Financial Officer, Codorus Valley Bancorp, Inc., P. O. Box 2887, York, PA 17405-2887.
                                 E.O.E. M/F/D/V

                                   CVB, Inc.
                                   ---------
                                Inside Back Cover