Form 10-K, Exhibit 13
period 2000-12-31
CODORUS VALLEY BANCORP INC
filed 2001-03-30
CIK 806279

                                   EXHIBIT 13

                                 EXCERPTS FROM:

                       2000 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data

                                                             2000        1999        1998         1997        1996
-------------------------------------------------------------------------------------------------------------------
Summary of operations
[in thousands]
Total interest income                                   $  21,904   $  20,314    $  19,978   $  19,513    $  18,523
Total interest expense                                     11,064       9,534        9,265       9,096        8,756
Net interest income                                        10,840      10,780       10,713      10,417        9,767
Provision for loan losses                                     119         225          375         275          134
Noninterest income                                          2,349       2,237        1,832       1,227        1,090
Noninterest expense                                         9,309       9,054        8,446       7,729        6,755
  Income before income taxes                                3,761       3,738        3,724       3,640        3,968
Provision for income taxes                                  1,054       1,074        1,188       1,161        1,261
  Net income                                            $   2,707   $   2,664    $   2,536   $   2,479    $   2,707
====================================================================================================================
Ratios
[in percentage]
Return on average
  stockholders' equity                                       10.3        10.2         10.0        10.4         12.4
Return on average assets                                     0.94        0.95         0.98        1.00         1.14
Tier I risk-based capital                                    11.3        11.2         12.4        12.4         13.6
Total risk-based capital                                     12.1        12.1         13.3        13.5         14.9
Average stockholders' equity
  to average assets                                           9.1         9.3          9.8         9.7          9.2

Per common share
[adjusted for stock dividends]
Net income, basic and diluted                               $1.12       $1.09        $1.03       $1.01        $1.10
Cash dividends paid                                         $0.46       $0.41        $0.38       $0.34        $0.31
Stock dividend paid                                            5%          5%           5%          5%           5%
Stock split effected as stock dividend paid                   ---         ---         100%         ---          ---
 Book value                                                $11.22      $10.61       $10.61       $9.95        $9.25
Dividend payout ratio                                       40.7%       38.0%        36.4%       33.7%        27.8%
Weighted average shares outstanding                     2,418,698   2,440,924    2,455,023   2,455,023    2,455,022
Summary of financial condition
at year-end [in thousands]
Securities                                              $  49,932   $  55,629    $  56,225   $  40,303    $  56,859
Loans                                                     217,926     207,318      189,111     191,342      166,651
Assets                                                    295,092     291,156      273,082     255,058      237,329
Deposits                                                  247,414     238,458      241,913     226,263      209,460
Borrowings                                                 19,034      25,999        3,805       2,802        4,000
Equity                                                     27,391      25,372       26,058      24,425       22,706
Trust and investment services
  Assets under management [market value]                   79,850      76,838       70,825      59,863       49,292
  Fee income                                                  670         542          549         441          321

Non-financial data
Number of bank offices                                          8           8            8           8            7
Number of employees
  [full-time equivalent]                                      136         131          130         140          129
--------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Financial Condition

                                                                                       December 31,
[dollars in thousands]                                                                2000        1999
------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks:
  Interest bearing deposits with banks                                            $    283    $    226
  Noninterest bearing deposits and cash                                              7,485      10,399
Federal funds sold                                                                   1,969         568
Securities available-for-sale                                                       40,572      46,268
Securities held-to-maturity (market value $8,719 for 2000 and $8,835 for 1999)       9,360       9,361
Loans                                                                              217,926     207,318
Less-allowance for loan losses                                                      (1,967)     (2,023)
  Total net loans                                                                  215,959     205,295
Premises and equipment                                                               8,998       9,547
Other assets                                                                        10,466       9,492
  Total assets                                                                    $295,092    $291,156
======================================================================================================
Liabilities
Deposits:
Noninterest bearing demand                                                        $ 26,670    $ 23,427
NOW                                                                                 26,313      24,376
Money market                                                                        51,434      40,449
Savings                                                                             15,169      19,007
Time CDs less than $100,000                                                        108,826     112,251
Time CDs $100,000 and above                                                         19,002      18,948
  Total deposits                                                                   247,414     238,458
Federal funds purchased                                                                  0       2,657
Other short-term borrowings                                                              0      13,000
Long-term borrowings                                                                19,034      10,342
Other liabilities                                                                    1,253       1,327
------------------------------------------------------------------------------------------------------
  Total liabilities                                                               267,701     265,784

Stockholders' equity
Series preferred stock, par value $2.50 per share;
  1,000,000 shares authorized; 0 shares issued and outstanding                           0           0
Common stock, par value $2.50 per share;
  10,000,000 shares authorized; 2,440,423 shares issued
  and outstanding for 2000, and 2,343,183 for 1999                                   6,137       6,019
Additional paid-in capital                                                          12,447      11,978
Retained earnings                                                                    8,844       9,050
Accumulated other comprehensive income                                                 126        (523)
Less: Treasury stock, 14,500 common shares for 2000
and 64,544 common shares for 1999                                                     (163)     (1,152)
------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                        27,391      25,372

  Total liabilities and stockholders' equity                                      $295,092    $291,156
======================================================================================================

See accompanying notes.

Consolidated Statements of Income

                                                                           Years ended December 31,
[dollars in thousands, except per share data]                             2000         1999        1998
-------------------------------------------------------------------------------------------------------
Interest income
Interest and fees from loans                                           $18,342     $17,212      $16,832
Interest from deposits with banks                                           13          11            9
Interest from federal funds sold                                           166          93          354
Interest and dividends from investment securities:
   Taxable interest income                                               2,683       2,521        2,448
   Tax-exempt interest income                                              473         361          281
   Dividend income                                                         227         116           54
     Total interest income                                              21,904      20,314       19,978
Interest expense
Interest on deposits:
   NOW                                                                     240         260          345
   Money market                                                          1,720       1,276          997
   Savings                                                                 364         417          455
   Time CDs less than $100,000                                           6,309       6,007        6,179
   Time CDs $100,000 and above                                           1,129         976        1,105
     Total interest expense on deposits                                  9,762       8,936        9,081
Interest on federal funds purchased and other short-term borrowings        607         194            0
Interest on long-term borrowings                                           695         404          184
     Total interest expense                                             11,064       9,534        9,265
   Net interest income                                                  10,840      10,780       10,713
Provision for loan losses                                                  119         225          375
   Net interest income after provision for loan losses                  10,721      10,555       10,338
Noninterest income
Trust and investment services fees                                         670         542          549
Service charges on deposit accounts                                        662         573          487
Other income                                                               991         785          396
Gain from sales of securities                                               29         305          194
Gain (loss), other                                                          (3)         32          206
     Total noninterest income                                            2,349       2,237        1,832
Noninterest expense
Salaries and benefits                                                    4,824       4,637        4,097
Occupancy of premises                                                      809         793          806
Furniture and equipment                                                  1,035         962          926
Postage, stationery, and supplies                                          340         360          359
Professional and legal                                                     191         282          302
Marketing and advertising                                                  369         370          309
Other real estate owned, net                                               139         119          134
Other                                                                    1,602       1,531        1,513
     Total noninterest expense                                           9,309       9,054        8,446

     Income before income taxes                                          3,761       3,738        3,724
Provision for income taxes                                               1,054       1,074        1,188
=======================================================================================================
     Net income                                                        $ 2,707     $ 2,664      $ 2,536
=======================================================================================================
     Net income per share, basic and diluted                             $1.12       $1.09        $1.03
=======================================================================================================

See accompanying notes.

Consolidated Statements of Cash Flows


                                                                            Years ended December 31,
[dollars in thousands]                                                    2000        1999         1998
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                             $ 2,707     $ 2,664      $ 2,536
Adjustments to reconcile net income to net cash
provided by operations:
   Depreciation                                                            908         844          790
   Provision for loan losses                                               119         225          375
   Provision for losses on other real estate owned                          56          39           69
   Deferred federal income tax (benefit) expense                           (21)         12          122
   Gain on sales of securities                                             (29)       (305)        (194)
   Loss (gain), other                                                        3         (32)        (206)
   (Gain) loss on sales of other real estate owned                         (71)         (3)           8
   Increase in interest receivable                                        (164)        (29)         (50)
   (Increase) decrease in other assets                                    (129)       (364)          90
   Decrease in interest payable                                            (59)        (39)         (50)
   (Decrease) increase in other liabilities                                (15)        173         (325)
   Other, net                                                             (157)        (14)        (118)
--------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                           3,148       3,171        3,047
Cash flows from investing activities
Proceeds from sales of securities available-for-sale                       983       7,368        9,163
Proceeds from maturities and calls of securities available-for-sale     15,789       17,120      14,368
Purchase of securities available-for-sale                              (10,059)    (15,852)     (39,300)
Purchase of securities held-to-maturity                                      0      (9,361)           0
Net increase in loans                                                  (12,849)    (18,992)      (6,701)
Proceeds from loan sales                                                   424         569        6,499
Proceeds from sales of premises and equipment                               36          45            0
Purchases of premises and equipment                                       (398)     (1,062)        (338)
Proceeds from sales of other real estate owned                             816         725          551
Investment in cash surrender value life insurance                            0           0       (5,115)
--------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                              (5,258)    (19,440)     (20,873)
Cash flows from financing activities
Net increase (decrease) in demand and savings deposits                  12,327      (1,956)      17,129
Net decrease in time deposits                                           (3,371)     (1,499)      (1,479)
Net (decrease) increase in short-term borrowings                       (15,657)     14,423        1,234
Net increase (decrease) in long-term borrowings                          8,692       7,771         (231)
Dividends paid                                                          (1,102)     (1,011)        (923)
Payment to repurchase common stock                                        (231)     (1,352)           0
Cash paid in lieu of fractional shares                                      (4)         (6)          (6)
--------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                             654      16,370       15,724

     Net (decrease) increase in cash and cash equivalents               (1,456)        101       (2,102)
     Cash and cash equivalents at beginning of year                     11,193      11,092       13,194
     Cash and cash equivalents at end of year                          $ 9,737     $11,193      $11,092
========================================================================================================
Supplemental disclosures
Interest paid on deposits and borrowed funds                           $11,168      $9,503       $9,315
Income taxes paid                                                       $1,032      $1,032       $1,012

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

                                                                                                   Accumulated
                                                                          Additional                  Other
                                                               Common      Paid-in    Retained    Comprehensive  Treasury    Total
[dollars in thousands]                                          Stock      Capital    Earnings     Income (Loss)  Stock      Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                      $5,486     $ 8,063      $10,444        $432                $24,425
Comprehensive income:
  Net income                                                                              2,536                              2,536
   Other comprehensive income, net of tax
   Unrealized gains on securities of $154,
   net of reclassification adjustment for gains included
   in net income of $128                                                                                 26                     26
     Comprehensive income                                                                                                    2,562
Cash dividends                                                                             (923)                              (923)
5% stock dividend - 109,469 shares at fair value                   274       2,216       (2,496)                                (6)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                                       5,760      10,279        9,561         458          0      26,058
Comprehensive income:
  Net income                                                                              2,664                              2,664
   Other comprehensive income, net of tax
   Unrealized losses on securities of $780,
   net of reclassification adjustment for gains included
   in net income of $201                                                                               (981)                  (981)
     Comprehensive income                                                                                                    1,683
Cash dividends                                                                           (1,011)                            (1,011)
5% stock dividend - 114,718 shares at fair value                   259       1,699       (2,164)                   200          (6)
  Purchase of treasury stock (75,422 shares)                                                                    (1,352)     (1,352)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                                       6,019      11,978        9,050        (523)    (1,152)     25,372
Comprehensive income:
  Net income                                                                              2,707                              2,707
  Other comprehensive income, net of tax
   Unrealized gains on securities of $668
   net of reclassification adjustment for gains included
   in net income of $19                                                                                 649                    649
     Comprehensive income                                                                                                    3,356
Cash dividends                                                                           (1,102)                            (1,102)
5% stock dividend - 116,640 shares at fair value                   118         469       (1,811)                 1,220          (4)
Purchase of treasury stock (19,400 shares)                                                                        (231)       (231)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                      $6,137     $12,447       $8,844        $126      $(163)    $27,391
===================================================================================================================================

See accompanying notes.

Notes To Consolidated Financial Statements

December 31, 2000, 1999, and 1998

NOTE 1---Summary of Significant Accounting Policies

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

Loans Held for Sale
Loans held for sale are reported at the lower of cost or market value. The amount, by which cost exceeds market value, if any, is accounted for as a valuation allowance and is charged to expense in the period of the change.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level believed adequate by management, based on information currently available, to absorb inherent losses in the loan portfolio. Recognized loan losses are charged, and recoveries credited, to the allowance. The Corporation's loan loss provision, charged to operating income, is determined by management based on such factors as changes in local economic conditions, prior loss experience, adequacy of collateral, and risk characteristics of the loan portfolio.

The Corporation accounts for loan impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. The Statement requires that loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than its recorded investment, the Corporation recognizes impairment by adjusting a valuation allowance. Statement No. 114 does not apply to large groups of homogeneous loans such as consumer installment and bank credit card loans, which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the Statement. At December 31, 2000, and 1999, impaired loans consisted solely of nonaccrual, collateral dependent loans.

Notes To Consolidated Financial Statements

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


Income Taxes
The Corporation and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated based on their respective earnings to total earnings. The Corporation accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then subject to the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Statement No. 109 requires the recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement and income tax basis of assets and liabilities. In order to realize the deferred tax asset, the Corporation considered a number of factors, including its recent earnings history and its expectation of future earnings. Based on these factors the Corporation has concluded that it is likely the deferred tax asset will be realized; therefore, a deferred tax valuation allowance was not established as of December 31, 2000. On a quarterly basis, the Corporation assesses whether a valuation allowance for the deferred tax account is required.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income and Dividends Per Common Share
The Corporation computes net income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." All net income per share amounts for all periods have been presented to conform to Statement 128. Dividends per common share are computed by dividing total dividends by the weighted average number of shares of common stock outstanding, adjusted for stock dividends. The weighted average number of shares of common stock outstanding used for both net income per share and dividends per common share was approximately 2,418,698 for 2000, 2,440,924 for 1999, and 2,455,023 for
1998.

Notes To Consolidated Financial Statements

Stock-Based Compensation
The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for shareholder approved employee and director stock options. Under APB 25, since the exercise price of the Corporation's employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and federal funds sold. Non-cash financing transactions for the years ended December 31, 2000, 1999, and 1998 consisted of certificates of deposit which matured and were renewed for new terms. These transactions amounted to approximately $53,412,000 for 2000, $26,852,000 for 1999, and $35,824,000 for 1998. Non-cash investing transactions for the years ended December 31, 2000, 1999, and 1998 consisted of the transfer of loans to other real estate owned. These transfers amounted to approximately $1,795,000 for 2000, $305,000 for 1999, and $2,171,000 for 1998.

Fair Value of Financial Instruments
The following methods and assumptions were used by the Corporation in estimating its fair value disclosures (see Note 16) for financial instruments.

   o Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximates their fair value at the reporting date.

   o Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   o Loans receivable: For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using quoted market prices.

   o Bank owned life insurance: Bank owned life insurance is carried at fair value, which approximates the cash surrender value at the reporting date.

   o Demand and savings deposits: The fair value of demand and savings deposits is the amount payable on demand at the reporting date.

   o Time deposits: The carrying value of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate market value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

   o Short-term borrowings: The carrying amount reported in the balance sheet approximates their fair value at the reporting date due to the short duration of these instruments.

   o Long-term borrowings: The fair value of long-term borrowings is estimated by discounting the future cash flows, using rates available for borrowings of similar remaining maturities at the reporting date.

   o Off-balance sheet instruments: The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. Fees charged on standby letters of credit and selected commitments to extend credit outstanding, principally for commercial loans, at December 31, 2000 are not considered material.

NOTE 2---Restrictions on Cash and Due from Banks

Cash balances reserved to meet regulatory requirements of the Federal Reserve Board and balances maintained at other banks for compensating balance requirements amounted to $3,034,000 at December 31, 2000 and $2,406,000 at December 31, 1999.

Notes To Consolidated Financial Statements

NOTE 3---Securities Available-for-Sale and Held-to-Maturity

A summary of available-for-sale and held-to-maturity securities at December 31, follows:

                                                                       Gross       Gross
                                                         Amortized  Unrealized   Unrealized     Fair
[dollars in thousands]                                      Cost       Gains       Losses       Value
------------------------------------------------------------------------------------------------------
2000
Available-for-Sale:
Debt securities
U.S. agencies                                             $19,642        $120        $(104)    $19,658
States and municipals                                      11,076         264          (46)     11,294
Mortgage-backed securities                                  6,413           3          (47)      6,369
------------------------------------------------------------------------------------------------------
   Total debt securities                                   37,131         387         (197)     37,321
Equity securities                                           3,251           0            0       3,251
   Total available-for-sale                               $40,382        $387        $(197)    $40,572
======================================================================================================
Held-to-Maturity:
Debt securities-trust preferred                            $9,360          $0        $(641)     $8,719
   Total held-to-maturity                                  $9,360          $0        $(641)     $8,719
======================================================================================================
1999
Available-for-Sale:
Debt securities
U.S. agencies                                             $25,220         $ 0        $(423)    $24,797
States and municipals                                       8,648          68         (304)      8,412
Mortgage-backed securities                                  9,943           0         (134)      9,809
------------------------------------------------------------------------------------------------------
   Total debt securities                                   43,811          68         (861)     43,018
Equity securities                                           3,250           0            0       3,250
------------------------------------------------------------------------------------------------------
   Total available-for-sale                               $47,061         $68        $(861)    $46,268
======================================================================================================
Held-to-Maturity:
Debt securities-trust preferred                            $9,361          $0        $(526)     $8,835
------------------------------------------------------------------------------------------------------
   Total held-to-maturity                                  $9,361          $0        $(526)     $8,835
======================================================================================================

The amortized cost and estimated fair value of debt securities at December 31, 2000, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity categories based on average expected life. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future.

                                                          December 31, 2000
[dollars in thousands]                                Amortized Cost  Fair Value
--------------------------------------------------------------------------------
Available-for-Sale:
Due in one year or less                                  $ 10,868    $ 10,798
Due after one year through five years                      16,536      16,660
Due after five years through ten years                      4,270       4,251
Due after ten years                                         5,457       5,612
--------------------------------------------------------------------------------
  Total debt securities available-for-sale                $37,131     $37,321
================================================================================
Held-to-Maturity:
Due after ten years                                        $9,360      $8,719
================================================================================

Securities with an amortized cost of $18,595,000 and $19,367,000 on December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for certain other purposes.

Notes To Consolidated Financial Statements


NOTE 4---Loans

The composition of the loan portfolio at December 31, is as follows:

[dollars in thousands]                                       2000        1999
--------------------------------------------------------------------------------
Commercial, industrial, and agricultural                 $140,388    $131,395
Real estate - construction and land development            19,365      21,956
--------------------------------------------------------------------------------
Total commercial related loans                            159,753     153,351
Real estate - residential mortgages                        30,831      29,815
Installment                                                27,342      24,152
--------------------------------------------------------------------------------
Total consumer related loans                               58,173      53,967
--------------------------------------------------------------------------------
Total loans                                              $217,926    $207,318
================================================================================

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region, or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in York County, Pennsylvania and northern Maryland. Although this may pose a concentration risk geographically, it is believed the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year-end 2000, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial facility leasing industry accounted for $48.6 million or 22.3 percent of the total loan portfolio. Loans to borrowers within this industry are usually collateralized by real estate.

The aggregate amount of loans to directors, executive officers, principal shareholders, and any associates of such persons was $2,372,000 at December 31, 2000 and $2,101,000 for 1999. During 2000, total loan additions amounted to $1,416,000 and total payments collected amounted to $1,145,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year-end 2000, all loans to this group were current and performing in accordance with original contractual terms.

The Corporation originates and classifies loans as long-term investments; accordingly, the cost method of accounting is used. Periodically, portions of the fixed rate residential mortgage loan portfolio are sold, without recourse, as a means of managing interest rate risk. A determination is made as to whether any loans are held for sale at reporting periods. Generally, the Corporation retains servicing rights on the loans it sells. The volume of loans serviced by the Corporation for others was $11,733,000 at December 31, 2000, $13,982,000 at December 31, 1999, and $18,135,000 at December 31, 1998.

NOTE 5---Impaired and Past Due Loans

Impaired and past due loans at December 31, were as follows:


[dollars in thousands]                                             2000        1999         1998
------------------------------------------------------------------------------------------------
Impaired loans                                                   $2,006      $1,892       $1,706
Accruing loans that are contractually past due 90 days or more
  as to principal or interest                                       346          13           13
Amount of impaired loans that have a related allowance            2,006       1,892        1,706
Amount of impaired loans with no related allowance                    0           0            0
Allowance for impaired loans                                        376         500          456
Average investment in impaired loans                              2,528       2,093        2,891
Interest income recognized on impaired loans (all cash-basis)        37          49           73

Notes To Consolidated Financial Statements

NOTE 6---Analysis of Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

[dollars in thousands]                                       2000        1999         1998
-------------------------------------------------------------------------------------------
Balance at beginning of year                               $2,023      $1,865       $2,098
Provision charged to operating expense                        119         225          375
Loans charged off                                            (238)        (86)        (635)
Recoveries                                                     63          19           27
-------------------------------------------------------------------------------------------
Balance at end of year                                     $1,967      $2,023       $1,865
===========================================================================================

NOTE 7---Other Real Estate Owned (OREO)

Other real estate owned, net of reserve, amounted to $2,390,000 at December 31, 2000, compared to $1,385,000 at December 31, 1999, and $1,871,000 at December 31, 1998. The net expense associated with OREO was approximately $139,000 for 2000, $119,000 for 1999, and $134,000 for 1998.

Changes in the allowance for OREO for each of the three years ended December 31, were as follows:

[dollars in thousands]                                       2000        1999         1998
-------------------------------------------------------------------------------------------
Balance at beginning of year                                  $69         $63          $48
Provision charged to operating expense                         56          39           69
Write-downs to fair value                                     (91)        (33)         (54)
Recoveries                                                      0           0            0
-------------------------------------------------------------------------------------------
Balance at end of year                                        $34         $69          $63
===========================================================================================

NOTE 8---Premises and Equipment

A summary of the premises and equipment accounts at December 31, was as follows:

[dollars in thousands]                                       2000        1999
------------------------------------------------------------------------------
Land                                                      $ 1,150     $ 1,160
Buildings and improvements                                  8,121       8,063
Equipment                                                   5,544       5,238
------------------------------------------------------------------------------
                                                           14,815      14,461
Less accumulated depreciation                              (5,817)     (4,914)
------------------------------------------------------------------------------
Net premises and equipment                                $ 8,998     $ 9,547
==============================================================================

NOTE 9---Benefit Plans

Defined Contribution Plan
The Corporation maintains an employee 401(k) savings and investment plan, covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 2000, 1999, and 1998, the Corporation matched 50 percent of the first 6 percent of an employee's contribution. The Corporation's expense for the 401(k) savings and investment plan was $67,000 for 2000, $57,000 for 1999, and $58,000 for 1998.

Supplemental Benefit Plans
In 1998, PeoplesBank provided supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverage. The expense associated with the supplemental retirement plans, and the supplemental life insurance benefit for executive officers was approximately $109,000 for 2000, $98,000 for 1999, and $27,000 for 1998. The accrued liability was $234,000 at December 31, 2000, and $125,000 at December 31, 1999. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank.

Notes To Consolidated Financial Statements

Stock Option Plans
A 2000 Stock Incentive Plan ('00 Plan), administered by disinterested members of the Corporation's board of directors, was approved by the shareholders at the annual meeting held on May 16, 2000. As of December 31, 2000, 100,000 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. Awards may be made under the '00 Plan in the form of (a) qualified options, (b) non-qualified options, (c) stock appreciation rights, or (d) restricted stock.

For qualified options under the '00 Plan, the option exercise price shall not be less than the fair market value of the stock on the date granted. For non-qualified options under the '00 Plan, the option exercise price cannot be less than the par value of the stock on the grant date. Qualified and nonqualified options granted cannot be exercised before a minimum of six months, and expire ten years from grant date. No qualified or non-qualified options have been granted under the '00 Plan.

A stock appreciation right (sar), under the '00 Plan, entitles the participant to receive all or a portion of the excess of the fair market value at the time of exercise over a specified price which cannot be less than the stock's fair market value at the time the sar is granted. Stock appreciation rights cannot be exercised before six months from the grant date; however, no sar connected with another award under the plan shall be exercisable after the last date that award is exercisable. No stock appreciation rights have been granted under the '00 Plan.

Restricted stock consists of shares of stock that may be acquired by and issued to a participant. Under the '00 Plan, a participant holding restricted stock shall have all the same voting rights as a shareholder with certain restrictions applicable to transferring or disposing of the shares. No shares of restricted stock have been issued under the '00 Plan.

A 1998 Independent Directors Stock Option Plan ('98 Plan) was approved by the shareholders at the annual meeting held on May 19, 1998. As of December 31, 2000, 110,250 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. In accordance with the terms of the '98 Plan, the option exercise price is the fair market value of the stock on the date granted. Options granted cannot be exercised before six months and expire in ten years. As of December 31, 2000, 68,080 non-qualified stock options were granted and exercisable. Options outstanding at December 31, 2000, had a weighted average exercise price of $17.47 and a weighted average remaining contractual life of
8.2 years.

A 1996 Stock Incentive Plan ('96 Plan), administered by disinterested members of the Corporation's board of directors, was approved by the shareholders at the annual meeting held on May 21, 1996. As of December 31, 2000, 79,492 shares of common stock are reserved for possible issuance, subject to future adjustment in the event of specified changes in the Corporation's capital structure. For non-qualified options, the option exercise price cannot be less than the par value of the stock on the date granted. No non-qualified stock options have been granted under the '96 Plan. For qualified options, the option exercise price cannot be less than the fair market value of the stock on the date granted. As of December 31, 2000, 79,492 qualified stock options were outstanding with a weighted average exercise price of $15.74 and a weighted average remaining contractual life of 7.3 years. Qualified options granted cannot be exercised before varying time periods, the minimum is six months, and expire ten years from grant date. As of December 31, 2000, 51,095 qualified stock options were exercisable.

A summary of stock options from all Plans, adjusted for stock dividends, follows:
                                                 Shares           Option Price
                                              Under Option      Range per share
--------------------------------------------------------------------------------
Balance, December 31, 1997                        46,997         $11.72-$16.20
Granted                                           56,227         $17.12-$20.00
Exercised                                              0                     0
Balance, December 31, 1998                       103,224         $11.72-$20.00
Granted                                           28,348         $16.73-$17.38
Exercised                                              0                     0
Balance, December 31, 1999                       131,572         $11.72-$20.00
Granted                                           16,000                $12.00
Exercised                                              0                     0
================================================================================
Balance, December 31, 2000                       147,572         $11.72-$20.00

Notes To Consolidated Financial Statements

The grant-date fair value of options granted during the year was $3.20 for 2000, $3.31 for 1999, and $3.85 for 1998. These values were calculated using the Black-Scholes option valuation model. The following significant assumptions were used:

                                             2000        1999         1998
--------------------------------------------------------------------------
Expected life (in years)                     5.25        5.48         5.47
Risk free interest rate                     5.75%       5.50%        5.50%
Expected volatility                         27.1%       13.0%        13.0%
Expected dividends                           2.6%        2.2%         2.2%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Since the Corporation's employee stock options have characteristics different from those of traded options, and changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options. In accordance with Financial Accounting Standard No.123, the Corporation has elected to disclose the pro forma information regarding net income and net income per share as if the stock options had been accounted for under the fair value method of the Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Applying Statement No. 123's fair value method the Corporation's stock-based awards would have resulted in the pro forma amounts indicated below:

[dollars in thousands, except per share data]           2000      1999      1998
--------------------------------------------------------------------------------
Pro forma net income                                  $2,608    $2,532    $2,356
Pro forma net income per share, basic and diluted      $1.08     $1.04      $.96

NOTE 10---Short-term and Long-term Borrowings

The schedule below provides a summary of short-term borrowings that consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from the FHLBP, for both short and long-term credit needs, was approximately $66 million. Obligations to the FHLBP are secured by FHLB stock and qualifying collateral, principally the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program. As of December 31, 2000, total unused credit with the FHLBP was approximately $49 million.


A summary of aggregate short-term borrowings for the three years ended December 31 is as follows:

[dollars in thousands]                                       2000        1999         1998
------------------------------------------------------------------------------------------
Amount outstanding at end of year                              $0     $15,657       $1,234
Weighted average interest rate at end of year               0.00%       4.75%        5.69%
Maximum amount outstanding at any month end               $18,100     $15,657       $1,234
Daily average amount outstanding                           $9,603      $3,539           $8
Approximate weighted average interest rate for the year     6.32%       5.48%        5.70%

Notes To Consolidated Financial Statements


A summary of long-term borrowings for the two years ended December 31 is as follows:

[dollars in thousands]                                       2000        1999
--------------------------------------------------------------------------------
Obligations of PeoplesBank to FHLB Pittsburgh:
Due 2002, 6.03%                                           $ 3,000          $0
Due 2004, 5.12%                                             1,025       1,025
Due 2005, 5.36%, convertible quarterly after
   December 2002                                            6,000           0
Due 2007, 6.82%, amortizing                                 2,060       2,324
Due 2014, 6.43%, convertible quarterly after
   July 2009                                                5,000       5,000
Obligation of Codorus Valley Bancorp, Inc.:
Due 2009, 7.35%, amortizing                                 1,949       1,993
--------------------------------------------------------------------------------
Total                                                     $19,034     $10,342
================================================================================

PeoplesBank's obligations to FHLBP are fixed rate and fixed/floating (convertible) rate instruments. The FHLBP has an option on the convertible borrowings to convert the rate to a floating rate after the expiration of a specified period. The floating rate is based on the Libor index plus a spread. If the FHLBP elects to exercise its conversion option, PeoplesBank can repay the converted loan without a prepayment penalty. The obligation of Codorus Valley Bancorp is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania.

NOTE 11---Dividend Payment Restrictions

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL prevents dividend payments if the effect would render the Corporation insolvent and result in negative net worth, as defined. Payment of dividends to the Corporation by PeoplesBank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended. Accordingly, PeoplesBank's additional paid-in capital (surplus) account balance of $3,424,000 was restricted as of December 31, 2000.

NOTE 12---Stockholders' Equity

The Corporation declared a 5 percent stock dividend in April 2000, which was paid June 23, 2000. The stock dividend resulted in the issuance of 47,196 common shares from common stock and the reissuance of 69,444 common shares from treasury. The Corporation declared a 5 percent stock dividend in April 1999, which was paid June 10, 1999. The stock dividend resulted in the issuance of 103,840 common shares from common stock and the reissuance of 10,878 common shares from treasury stock.

In February 1999, the board authorized the purchase, in the open market and privately negotiated transactions, of up to 112,500 shares of its outstanding common stock, or approximately 4.9 percent of the currently outstanding shares. As of December 31, 2000, the Corporation had purchased 94,822 shares of its common stock for approximately $1,584,000. Of this total, 69,444 shares were reissued to partially satisfy the 5 percent dividend paid in June 2000 and 10,878 shares were reissued to partially satisfy the 5 percent stock dividend paid in June 1999. Retained earnings funded the repurchases.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which allows additional shares of common stock to be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 140,710 shares of common stock have been reserved for issuance under the Plan. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

Notes To Consolidated Financial Statements

The Corporation also maintains Stock Incentive Plans and an Independent Directors' Stock Option Plan. At year-end 2000, 179,492 shares of common stock were reserved for possible issuance under the Stock Incentive Plans and 110,250 shares under the Directors' Stock Option Plan. Plan detail can be found in Note 9-Benefit Plans.

Stockholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. PeoplesBank exceeded all minimum quantitative standards for well capitalized commercial banks as established by the FDIC, its primary federal regulator. The FDIC's minimum quantitative standards for a well capitalized institution are as follows: tier I risk-based capital ratio, 6 percent; total risk-based capital, 10 percent; and leverage ratio, 5 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The Corporation's and PeoplesBank's capital amounts and classification are also subject to qualitative judgements by regulators. The following table depicts the capital ratios for the Corporation and PeoplesBank for the periods ended December 31.

                                       Corporation              PeoplesBank
Ratios                               2000        1999         2000        1999
--------------------------------------------------------------------------------
Tier I risk-based capital           11.26%      11.18%        9.47%       9.23%
Total risk-based capital            12.07       12.06        10.31       10.13
Leverage                             9.41        9.27         7.88        7.58


NOTE 13---Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

[dollars in thousands]                                       2000        1999
--------------------------------------------------------------------------------
Deferred tax assets
Loan loss                                                    $504        $529
Net unrealized losses on securities available-for-sale          0         270
--------------------------------------------------------------------------------
   Total deferred tax assets                                  504         799
--------------------------------------------------------------------------------

Deferred tax liabilities
Deferred loan fees                                             60          81
Depreciation                                                  298         281
Net unrealized gains on securities available-for-sale          65           0
Other, net                                                     14          56
--------------------------------------------------------------------------------
   Total deferred tax liabilities                             437         418
--------------------------------------------------------------------------------

   Net deferred tax asset                                    $ 67        $381
================================================================================

Analysis of federal income taxes reflected in the income statements is as follows:

[dollars in thousands]                        2000        1999         1998
--------------------------------------------------------------------------------
Current tax provision                       $1,075      $1,062       $1,066
Deferred tax provision                         (21)         12          122
--------------------------------------------------------------------------------
Total tax provision                         $1,054      $1,074       $1,188
================================================================================

Notes To Consolidated Financial Statements

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

[dollars in thousands]                                       2000        1999         1998
-------------------------------------------------------------------------------------------
Income before income taxes                                 $3,761      $3,738       $3,724
===========================================================================================
Computed tax at 34%                                        $1,279      $1,271       $1,266
Increase (reduction) in taxes resulting from:
Tax-exempt interest income                                   (165)       (128)         (99)
Interest expense disallowance                                  26          18           14
Tax-exempt income from bank owned life insurance              (92)        (93)         (22)
Other, net                                                      6           6           29
-------------------------------------------------------------------------------------------

Provision for income taxes                                 $1,054      $1,074       $1,188
===========================================================================================

The provision for income taxes includes $10,000, $104,000, and $66,000 of applicable income tax expense related to investment security gains of $29,000, $305,000, and $194,000 in 2000, 1999, and 1998, respectively.

NOTE 14---Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and letters of credit.

To varying degrees, these instruments contain elements of credit and market risk similar to those on-balance sheet financial instruments. To manage these risks, the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, off-balance sheet instruments have fixed expiration dates or termination clauses, are at specific rates, and are for specific purposes. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Off-balance sheet instruments do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions. As of December 31, 2000, outstanding commitments to extend credit were comprised of approximately $25,138,000 in variable rate instruments and $15,936,000 in fixed rate instruments with rates varying from 7.12 percent to
11.00 percent. Standby letters of credit were substantially all variable rate instruments as of December 31, 2000.

The following is a summary of significant commitments:

                                                               December 31,
[dollars in thousands]                                       2000        1999
--------------------------------------------------------------------------------
Commitments to extend credit                              $41,074     $47,183
Standby letters of credit                                   2,228       3,243

Notes To Consolidated Financial Statements

NOTE 15---Contingent Liabilities

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

NOTE 16---Fair Value of Financial Instruments

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


                                                             December 31, 2000     December 31, 1999
                                                          Carrying      Fair      Carrying       Fair
[dollars in thousands]                                     Amount       Value       Amount       Value
-------------------------------------------------------------------------------------------------------
Financial assets:
Cash and due from banks                                  $  7,768    $  7,768     $ 10,625    $ 10,625
Federal funds sold                                          1,969       1,969          568         568
Securities available-for-sale                              40,572      40,572       46,268      46,268
Securities held-to-maturity                                 9,360       8,719        9,361       8,835
Loans                                                     217,926     218,505      207,318     201,100
Less: allowance for loan losses                            (1,967)     (1,967)      (2,023)     (2,023)
Interest receivable                                         1,781       1,781        1,617       1,617
Bank owned life insurance                                   5,728       5,728        5,456       5,456
-------------------------------------------------------------------------------------------------------
Total financial assets                                   $283,137    $283,075     $279,190    $272,446
=======================================================================================================

Financial liabilities:
Demand and savings deposits                              $119,586    $119,586     $107,259    $107,259
Time deposits                                             127,828     128,917      131,199     131,640
Short-term borrowings                                           0           0       15,657      15,657
Long-term borrowings                                       19,034      18,919       10,342       9,837
Interest payable                                              697         697          731         731
-------------------------------------------------------------------------------------------------------
Total financial liabilities                              $267,145    $268,119     $265,188    $265,124
=======================================================================================================

Notes To Consolidated Financial Statements

NOTE 17---Condensed Financial Information-Parent Company Only


CONDENSED STATEMENTS OF FINANCIAL CONDITION                     December 31,
[dollars in thousands]                                       2000        1999
-----------------------------------------------------------------------------
Assets
Cash and due from banks                                   $    75     $   260
Securities available-for-sale                                  14          13
Securities held-to-maturity (market value
$4,007 for 2000 and $4,138 for 1999)                        4,290       4,289
Investment in subsidiaries                                 22,412      20,212
Premises and equipment                                      4,646       4,757
Other assets                                                  128         121
-----------------------------------------------------------------------------
   Total assets                                           $31,565     $29,652
=============================================================================

Liabilities
Long-term borrowings                                      $ 4,148     $ 4,239
Other liabilities                                              26          41
-----------------------------------------------------------------------------
   Total liabilities                                        4,174       4,280

Stockholders' equity
Series preferred stock                                          0           0
Common stock                                                6,137       6,019
Additional paid-in capital                                 12,447      11,978
Retained earnings                                           8,844       9,050
Accumulated other comprehensive income                        126        (523)
Less: Treasury stock                                         (163)     (1,152)
-----------------------------------------------------------------------------
   Total stockholders' equity                              27,391      25,372
   Total liabilities and stockholders' equity             $31,565     $29,652
=============================================================================


CONDENSED STATEMENTS OF INCOME

                                                                Years ended December 31,
[dollars in thousands]                                       2000        1999         1998
-------------------------------------------------------------------------------------------
Income
Interest from investment securities                          $393        $110           $0
Dividends from PeoplesBank, A Codorus Valley Company        1,179       2,354        1,189
Rental income                                                 479         426          352
Gains, other                                                    0         113            3
-------------------------------------------------------------------------------------------
   Total income                                             2,051       3,003        1,544
Expenses
Interest expense on long-term borrowings                      327          60            0
Other                                                         581         588          605
-------------------------------------------------------------------------------------------
   Total expenses                                             908         648          605

   Income before applicable income tax benefit and
   undistributed earnings of subsidiaries                   1,143       2,355          939
   Applicable income tax benefit                               13           1           85
   Income before undistributed earnings of subsidiaries     1,156       2,356        1,024
Undistributed earnings of subsidiaries                      1,551         308        1,512
Distributions of subsidiaries in excess of earnings             0           0            0
-------------------------------------------------------------------------------------------
   Net income                                              $2,707      $2,664       $2,536
===========================================================================================

Notes To Consolidated Financial Statements

Note 17---Condensed Financial Information-Parent Company Only [continued]


CONDENSED STATEMENTS OF CASH FLOWS
                                                              Years ended December 31,
[dollars in thousands]                                       2000        1999         1998
-------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                $ 2,707     $ 2,664      $ 2,536
Adjustments to reconcile net income to
net cash provided by operations:
   Depreciation                                               169         164          164
   Undistributed earnings of subsidiaries                  (1,551)       (308)      (1,512)
   Gain on sale of premises and equipment and securities        0        (109)           0
   Other, net                                                 (23)         23         (337)
-------------------------------------------------------------------------------------------
     Net cash provided by operating activities              1,302       2,434          851

Cash flows from investing activities
Proceeds from sales of securities available-for-sale            0         169            0
Purchase of securities available-for-sale                      (1)          0           (1)
Purchase of securities held-to-maturity                         0      (4,289)           0
Proceeds from investment in subsidiary                          0           0           34
Purchases of premises and equipment                           (58)        (10)         (55)
-------------------------------------------------------------------------------------------
     Net cash used for investing activities                   (59)     (4,130)         (22)

Cash flows from financing activities
Net (decrease) increase in long-term borrowings               (91)      4,239            0
Dividends paid                                             (1,102)     (1,011)        (923)
Payment to repurchase common stock                           (231)     (1,352)           0
Cash paid in lieu of fractional shares                         (4)         (6)          (6)
-------------------------------------------------------------------------------------------
     Net cash (used for) provided by financing activities  (1,428)      1,870         (929)

     Net increase (decrease) in cash and cash equivalents    (185)        174         (100)
     Cash and cash equivalents at beginning of year           260          86          186
-------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of year                 $75        $260          $86
===========================================================================================

Report of Independent Auditors

The Stockholders and Board of Directors
Codorus Valley Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Codorus Valley Bancorp, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation' s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Codorus Valley Bancorp, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                /s/ Ernst & Young LLP
                                                --------------------------------
                                                Ernst & Young LLP
Harrisburg, Pennsylvania
February 5, 2001

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

Management of the Corporation has made forward-looking statements in this Annual Report. These forward-looking statements may be subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Corporation and its subsidiaries. When words such as "believes," "expects," "anticipates" or similar expressions occur in this Annual Report, management is making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this report and in the documents that management incorporates by reference, could affect the future financial results of the Corporation and its subsidiaries, both individually and collectively, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this Annual Report. These factors include the following:
   o operating, legal and regulatory risks;
   o economic, political and competitive forces affecting banking, securities, asset management and credit services businesses; and
   o the risk that management's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that Codorus Valley files periodically with the Securities and Exchange Commission.

OVERVIEW

The Economy

For 2000, the national economy continued its expansion for the tenth consecutive year, the longest peacetime expansion on record. The Federal Reserve Board
(Fed), concerned about excessive economic growth continued its tightening policy, started in 1999, by increasing short-term interest rates 100 basis points from February to May, 2000. The Fed rate increases accomplished the goal and by the latter part of 2000 the economy slowed and market interest rates began to decline. By year-end 2000, the US Prime rate increased 100 basis points to 9.5 percent, while the 10-year US treasury bond decreased 131 basis points to
5.1 percent from year-end 1999.

After five consecutive years of double-digit returns, all major stock market indices declined by the end of 2000, most notably the tech-heavy Nasdaq which lost 38 percent of its value. Declines in stock prices were attributable to investor concerns about slower economic growth and decreased corporate earnings, caused primarily by the level of interest rates, rising energy costs and eroding consumer and business confidence.

Comparatively, in 1999, the Fed began a series of interest rate increases starting in June in response to concerns about inflation from strong consumer spending, high employment and improving foreign markets. By year-end 1999, the US Prime rate increased 75 basis points to 8.50 percent and the 10-year US treasury bond increased 171 basis points to 6.41 percent from year-end 1998.

The Financial Services Industry
Based on information provided by the FDIC for the first nine months of 2000, the latest information available, the commercial banking industry may break its eight year trend of earnings growth. Commercial bank earnings, comprised of approximately 8,375 reporting institutions, were down 1.4 percent below the level of a year ago due to decreasing net interest margins and increasing loan loss provisions. As short-term interest rates increased, banks' average funding costs escalated more rapidly than the average yields on their assets. Moreover, as core deposit funding slowed, banks shifted to higher cost funding sources such as certificates of deposit. These factors negatively impacted net interest margins. Commercial banks continued to finance asset growth in part, through borrowing. The increase in loss provisions reflected rising loan losses and growing inventories of noncurrent loans.

During 2000, financial sector stock prices generally improved as the allure of dot.com stocks faded. However, prices were constrained by investor concerns about possible declines in asset quality and earnings in light of declining economic growth and consumer and business confidence. The biggest increase in bank stock prices occured with companies that had strong asset quality or earned significant revenue from fee income, as opposed to spread income.

Management's Discussion of Consolidated
Financial Condition and Results of Operations

As a result of legal and industry changes, it is probable that the industry will continue to consolidate as a principal strategy to increase profits and market share. In November 1999, the Financial Institutions Modernization Act became law. This law dramatically changes the financial services industry landscape by eliminating the barriers among commercial banking, insurance , and securities industries, which have existed since enactment of the Glass-Steagall Act during the height of the Great Depression. With an emphasis on strengthening customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that industry consolidation and product diversification may enhance its competitive position as a community bank.

Business Strategies
Throughout 2000, management and the board of directors continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. The more significant initiatives included: completing negotiations and operational plans for adding a ninth full service financial center which opened February 1, 2001; adding a cash management/sweep program, fixed rate annuity and mutual fund investments; upgrading the host computer system; expanding the local area network (LAN) to community banking offices; and promoting internet banking. For 2001 and beyond, management and the board will focus on profitability and balance sheet growth. Franchise growth may take both a traditional path, through growth of the branch banking network, or a more strategic path, through creation or acquisition of financial services companies that will complement traditional bank products.

Financial Highlights The Corporation earned $2,707,000 or $1.12 per share for 2000, compared to $2,664,000 or $1.09 per share for 1999, and $2,536,000 or
$1.03 per share for 1998. All per share amounts were adjusted for stock divdends. Increases in net interest income and noninterest income, and a decrease in the provision for possible loan losses caused the 1.6 percent increase in net income for 2000. These favorable factors more than offset an increase in noninterest expense. Operating earnings for 2000, which exclude periodic gains and losses from asset sales, increased approximately $248,000 or 10 percent above 1999. Comparatively, the 5 percent increase in net income for 1999 was caused by an increase in noninterest income and a decrease in loan loss and tax provision expenses, which more than offset an increase in noninterest expense. Management continued to focus on increasing fee-based (noninterest) income as a percentage of total revenue. Excluding periodic gains and losses from asset sales, noninterest income as a percentage of total revenue (tax equivalent basis) was 10 percent for 2000, compared to 9 percent for 1999, and
6.7 percent for 1998. The increases in noninterest expense for all periods reflect the implementation of strategic initiatives to expand, staff and equip the organization, in addition to normal business growth.

Annual cash dividends per share, as adjusted, were $.46 for 2000, compared to $.41 for 1999. Additionally, a 5 percent stock dividend was paid in 2000 and 1999. Book value per share, as adjusted, was $11.22 for year-end 2000, compared to $10.61 for 1999.

Net income as a percentage of average stockholders' equity, or return on equity
(ROE), was 10.3 percent for 2000, compared to 10.2 percent for 1999. Net income as a percentage of average total assets, or return on assets (ROA), was .94 percent for 2000, compared to .95 percent for 1999.

At December 31, 2000, nonperforming assets as a percentage of total loans and other real estate owned was approximately 2 percent, compared to 1.6 percent for year-end 1999. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8-Nonperforming Assets and Past Due Loans. The allowance (reserve) for possible loan losses as a percentage of total loans was .90 percent at December 31, 2000, compared to .98 percent at December 31, 1999. Information about the allowance is provided in the Risk Management section of this commentary, including Tables 9 and 10. Based on a recent evaluation of potential loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 2000.

Throughout 2000, Codorus Valley maintained a capital level well above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7-Capital Ratios, depicts that the Corporation exceeds all current federal minimum regulatory standards.

A more detailed analysis of the factors and trends affecting corporate earnings follows.

INCOME STATEMENT ANALYSIS

Net Interest Income
The Corporation's principal source of revenue is net interest income, the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits and borrowed funds. The

Management's Discussion of Consolidated
Financial Condition and Results of Operations

fluctuation in net interest income from year to year is caused by changes in interest rates, volumes, and the composition or mix of interest rate sensitive assets and liabilities.

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

Net interest income on a tax equivalent basis was $11,089,000 for 2000, an increase of $117,000 or 1 percent above the $10,972,000 earned in 1999. Net interest income increased due to increases in volume and yield on interest earning assets, partially offset by higher funding costs. Growth in the commercial and installment loan portfolios caused most of the growth in interest earning assets, which averaged $264 million for 2000, compared to $254 million for 1999. Growth in commercial loans for the current period was constrained by an unusually large volume of early payoffs. The tax equivalent yield on total interest earning assets was 8.39 percent for 2000 compared to 8.08 percent for 1999. Rising market interest rates during 2000 positively impacted yields on earning assets. Rising rates, combined with competitive price pressures, increased funding costs, particularly for certificates of deposit, money market accounts and borrowed funds. The weighted average rate paid on interest bearing liabilities was 4.66 percent for 2000 compared to 4.18 percent for 1999. An inverted US Treasury yield curve for most of the current period also dampened the increase in net interest income. The same factors that constrained net interest income also constrained the net yield on average interest earning assets, which was 4.20 percent for 2000 compared to 4.32 percent for 1999.

Comparatively, net interest income for 1999 was $10,972,000, an increase of $110,000 or 1 percent above the $10,862,000 earned in 1998. The increase in net interest income was due primarily to growth in the average volume of interest earning assets, partially offset by a reduction in asset yield. Growth in the commercial loan portfolio was the major driver of growth in interest earning assets, which averaged $254 million for 1999, compared to $237 million for 1998. The tax equivalent yield on total interest earning assets was 8.08 percent for 1999 compared to 8.48 percent for 1998. The decline in the yield on total interest earning assets was caused primarily by the timing of loan additions and competitive price pressures. Commercial loan growth was achieved mainly during late 1998 through mid-1999, a period of relatively low market interest rates. The weighted average yield on total loans was 8.63 percent for 1999 compared to
9.13 for 1998. The yield on earning assets was also dampened by a $5 million investment in bank owned life insurance (BOLI) in September 1998, which was funded by the partial liquidation of overnight investments. The boli investment caused income to shift from an interest income category to a tax-exempt noninterest income category on the income statement. During 1999, Codorus Valley and PeoplesBank

Table 1-Net Interest Income (tax equivalent basis)
                                                                                   December 31,                          5-yr
[dollars in thousands]                                       2000        1999         1998        1997         1996      CGR*
-------------------------------------------------------------------------------------------------------------------------------
Total interest income                                    $ 21,904    $ 20,314     $ 19,978    $ 19,513     $ 18,523        3.6%
Tax equivalent adjustment                                     249         192          149         118          144         n/a
Adjusted total interest income                             22,153      20,506       20,127      19,631       18,667        3.6%
Total interest expense                                     11,064       9,534        9,265       9,096        8,756        4.9%
-------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                    $ 11,089    $ 10,972     $ 10,862    $ 10,535       $9,911        2.5%


Average earning assets                                   $264,174    $253,800     $237,378    $229,047     $223,203        4.0%
Average interest bearing liabilities                     $237,537    $228,163     $211,754    $203,831     $196,860        4.4%

Yield on earning assets                                     8.39%       8.08%        8.48%       8.57%        8.36%
Rate on interest bearing liabilities                        4.66%       4.18%        4.38%       4.46%        4.45%
-------------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                        3.73%       3.90%        4.10%       4.11%        3.91%
  Net yield on average earning assets                       4.20%       4.32%        4.58%       4.60%        4.44%

* Compound growth rate (CGR) is the average annual growth over the five year period which began in 1995.

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 2-Rate/Volume Analysis of Changes in Net Interest Income (tax equivalent basis)

                                                               Year ended               2000 compared to 1999
                                                               December 31,         Increase       Change due to
[dollars in thousands]                                       2000        1999      (Decrease)    Volume         Rate
---------------------------------------------------------------------------------------------------------------------
Interest Income
   Interest bearing deposits with banks                   $    13     $    11         $  2        $  1        $   1
   Federal funds sold                                         166          93           73          36           37
   Securities, taxable                                      2,910       2,637          273          24          249
   Securities, tax-exempt                                     717         547          170         157           13
   Loans, taxable *                                        18,331      17,201        1,130         607          523
   Loans, tax-exempt                                           16          17           (1)         (1)           0
---------------------------------------------------------------------------------------------------------------------
      Total interest income                                22,153      20,506        1,647         824          823
Interest Expense
   Deposits:
     Interest bearing demand                                1,960       1,536          424          99          325
     Savings                                                  364         417          (53)        (56)           3
     Time deposits under $100,000                           6,309       6,007          302        (148)         450
     Time deposits $100,000 and above                       1,129         976          153          22          131
     Short-term borrowings                                    607         194          413         332           81
     Long-term borrowings                                     695         404          291         267           24
---------------------------------------------------------------------------------------------------------------------
      Total interest expense                               11,064       9,534        1,530         516        1,014

      Net interest income                                 $11,089     $10,972         $117        $308        $(191)
=====================================================================================================================

                                                               Year ended               1999 compared to 1998
                                                                December 31,        Increase       Change due to
[dollars in thousands]                                       1999        1998      (Decrease)    Volume         Rate
---------------------------------------------------------------------------------------------------------------------
Interest Income
   Interest bearing deposits with banks                   $    11     $     9         $  2        $  3      $    (1)
   Federal funds sold                                          93         354         (261)       (250)         (11)
   Securities, taxable                                      2,637       2,502          135         236         (101)
   Securities, tax-exempt                                     547         426          121         165          (44)
   Loans, taxable *                                        17,201      16,824          377       1,360         (983)
   Loans, tax-exempt                                           17          12            5           5            0
---------------------------------------------------------------------------------------------------------------------
      Total interest income                                20,506      20,127          379       1,519       (1,140)
Interest Expense
   Deposits:
     Interest bearing demand                                1,536       1,342          194         242          (48)
     Savings                                                  417         455          (38)          0          (38)
     Time deposits under $100,000                           6,007       6,179         (172)         58         (230)
     Time deposits $100,000 and above                         976       1,105         (129)       (100)         (29)
     Short-term borrowings                                    194           0          194         194            0
     Long-term borrowings                                     404         184          220         247          (27)
---------------------------------------------------------------------------------------------------------------------
      Total interest expense                                9,534       9,265          269         641         (372)

      Net interest income                                 $10,972     $10,862         $110        $878        $(768)
======================================================================================================================

* Includes loan fees of $526,000 in 2000, $457,000 in 1999, and $567,000 in
  1998.

Management's Discussion of Consolidated
Financial Condition and Results of Operations


Table 3-Average Balances and Interest Rates (tax equivalent basis)

                                                        2000                          1999                         1998
                                         Average                       Average                          Average
[dollars in thousands]                   Balance  Interest  Rate       Balance     Interest    Rate     Balance    Interest  Rate
-----------------------------------------------------------------------------------------------------------------------------------
Assets
 Interest bearing
  deposits with banks                    $   240   $    13   5.42%   $    223     $     11      4.93%  $    161    $     9    5.59%
 Federal funds sold                        2,633       166   6.30       1,904           93      4.88      6,475        354    5.47
 Investment securities:
   Taxable                                45,003     2,910   6.47      44,599        2,637      5.91     40,751      2,502    6.14
   Tax-exempt                              9,820       717   7.30       7,626          547      7.17      5,495        426    7.75
-----------------------------------------------------------------------------------------------------------------------------------
    Total investment securities           54,823     3,627   6.62      52,225        3,184      6.10     46,246      2,928    6.33
Loans:
 Taxable (1)                             206,332    18,331   8.88     199,295       17,201      8.63    184,388     16,824    9.12
 Tax-exempt                                  146        16   0.96         153           17     11.11        108         12    11.11
-----------------------------------------------------------------------------------------------------------------------------------
   Total loans                           206,478    18,347   8.89     199,448       17,218      8.63    184,496     16,836    9.13
-----------------------------------------------------------------------------------------------------------------------------------
   Total earning assets                  264,174    22,153   8.39     253,800       20,506      8.08    237,378     20,127    8.48
Other assets (2)                          24,998                       25,339                            21,081
   Total assets                         $289,172                     $279,139                          $258,459
====================================================================================================================================
Liabilities and
Stockholders' Equity
 Interest bearing deposits:
  Interest bearing demand               $ 70,183     1,960   2.79    $ 65,929        1,536      2.33   $ 55,873      1,342    2.40
  Savings                                 17,934       364   2.03      20,701          417      2.01     20,717        455    2.20
  Time deposits
   under $100,000                        110,368     6,309   5.72     113,147        6,007      5.31    112,090      6,179    5.51
  Time deposits
   $100,000 and above                     18,949     1,129   5.96      18,525          976      5.27     20,370      1,105    5.42
-----------------------------------------------------------------------------------------------------------------------------------
   Total interest
    bearing deposits                     217,434     9,762   4.49     218,302        8,936      4.09    209,050      9,081    4.34
Short-term borrowings                      9,603       607   6.32       3,539          194      5.48          8          0    0.00
Long-term borrowings                      10,500       695   6.62       6,322          404      6.39      2,696        184    6.82
-----------------------------------------------------------------------------------------------------------------------------------
   Total interest
    bearing liabilities                  237,537    11,064   4.66     228,163        9,534      4.18    211,754      9,265    4.38
Noninterest
bearing deposits                          24,162                       23,507                            19,965
Other liabilities                          1,276                        1,424                             1,451
Stockholders' equity                      26,197                       26,045                            25,289
   Total liabilities and
    stockholders' equity                $289,172                     $279,139                          $258,459
====================================================================================================================================
   Net interest income                             $11,089                         $10,972                         $10,862
   Interest rate spread                                      3.73%                              3.90%                         4.10%
   Net yield on earning assets                               4.20%                              4.32%                         4.58%



(1) Includes loan fees of $526,000 in 2000, $457,000 in 1999, and $567,000 in
    1998.
(2) Includes average nonaccrual loans of $2,528,000 in 2000, $2,093,000 in 1999, and $2,891,000 in 1998.

Management's Discussion of Consolidated
Financial Condition and Results of Operations

executed a planned $9.4 million leverage growth strategy which involved investment in long-term, fixed rate trust preferred securities, i.e., corporate bonds, funded primarily by long-term, fixed rate borrowings from third parties. The purpose of the leverage strategy was to generate additional net interest income to help offset financial opportunity costs associated with the long-term investment in the Codorus Valley Corporate Center. The weighted average annualized yield on the investment was 8.45 percent and the weighted average annualized funding cost was approximately 6.45 percent. The same factors that constrained interest income also constrained the net yield on average interest earning assets, which was 4.32 percent for 1999 compared to 4.58 percent for 1998.

Provision for Loan Losses
The provision for possible loan losses is an estimated expense charged to earnings in anticipation of losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance (reserve) for loan losses. The Risk Management section, including Tables 8, 9, and 10, of this report provides detailed information about the allowance, provision, and credit risk. For 2000, the provision expense for possible loan losses was $119,000, which supported a higher level of net charge-offs. Comparatively, for 1999, the provision expense was $225,000, which supported growth in the commercial loan portfolio.

Noninterest Income
Noninterest income for 2000 was $2,349,000, an increase of $112,000 or 5 percent above 1999. All categories of noninterest income increased except for gains from asset sales. The prior year included $311,000 more in gains from the periodic sale of assets, principally investment securities. To achieve comparability in noninterest income from normal operations, infrequent gains and losses from the sale of assets should be excluded. On an adjusted basis, total noninterest income for 2000 exceeded 1999 by $423,000 or 22 percent. Trust and investment service fees increased $128,000 or 24 percent due primarily to a price increase which took effect July 1, 1999. Service charges on deposit accounts increased $89,000 or 16 percent due primarily to selected price increases. Other income increased $206,000 or 26 percent due to an increase in fee income from PeoplesBank subsidiaries, principally SYC Insurance Services, Inc., which began operations in January 2000.

Noninterest income for 1999 was $2,237,000, an increase of $405,000 or 22 percent above 1998. The overall increase was due primarily to a $389,000 or 98 percent increase in the other income category, which reflects increases in: the cash surrender value of bank owned life insurance (boli), ATM fees, rental income, and fees from real estate services. Income from the boli investment was the most significant component and accounted for $208,000 of the increase in other income. For 1999, boli income was earned for twelve months compared to approximately three months for 1998. Service charges on deposit accounts increased $86,000 or approximately 18 percent above the prior year due to a larger deposit base and price increases. During 1999, Codorus Valley and PeoplesBank recognized gains from the sale of available-for-sale investment securities, which totaled $305,000, compared to $194,000 for 1998. Other gains totaled $32,000 for 1999 compared to $206,000 for 1998. Other gains for 1998 were primarily from the periodic sale of held for sale residential mortgage loans.

For the year 2001, noninterest income is expected to moderately exceed the 2000 level, based on a presumption of normal business growth, planned gains from the sale of selected assets and continued promotion of fee-based investment products.

Fee-based product and service additions

In January 2000, PeoplesBank subsidiary, SYC Insurance Services, Inc., (SYC Insurance) began operations. For 2000, sales and fee income exceeded management's expectations. SYC Insurance was created by PeoplesBank at nominal cost to generate fee income by facilitating the sale of investment products through a third-party marketing arrangement. The initial product offering was fixed annuities. SYC Insurance plans to offer variable annuities in early 2001. Additionally, PeoplesBank began offering mutual fund products in the fourth quarter of 2000. Licensed PeoplesBank employees, registered as representatives of third-party product providers, sell these products. The sale of investment products compete with and constrain deposit growth, particularly certificates of deposit. Investment products were added to the product menu in response to growing customer demand. Investment products sold by SYC Insurance and PeoplesBank are not FDIC insured, not obligations of nor guaranteed by PeoplesBank, and are subject to market risks including the possible loss of principal. PeoplesBank subsidiary, SYC Settlement Service, Inc., which began operations in January 1999, to provide real estate title and settlement services, also met management's income expectations for 2000.

Noninterest Expense
Generally, increases in noninterest expense for 2000, 1999, and 1998 reflect the implementation of strategic initiatives to expand, staff and equip the organization, in addition to normal business growth. Long-term

Management's Discussion of Consolidated
Financial Condition and Results of Operations

capital investments made during this three-year period were necessary to position Codorus Valley for future expansion and increase its service capabilities.

Noninterest expense for 2000 was $9,309,000, an increase of $255,000 or 3 percent above 1999. The increase in noninterest expense primarily reflects increases in salaries and benefits, equipment, and other operating expense. The $187,000 or 4 percent increase in salary and benefit expense reflects planned staff additions, merit raises, and higher replacement costs. The $73,000 or 8 percent increase in equipment expense reflects increased investment in technology. The $71,000 or 5 percent increase in other expense was caused primarily by a $67,000 increase in problem loan carrying costs. The $91,000 decrease in professional and legal expense reflects the termination of a temporary investment management arrangement by the trust and investment services division of PeoplesBank.

Noninterest expense for 1999 was $9,054,000, an increase of $608,000 or 7 percent above 1998. The increase in noninterest expense primarily reflects increases in salaries and benefits, and marketing. The $540,000 or 13 percent increase in salaries and benefits expenses for 1999 reflects staff additions, merit raises, higher replacement and recruiting expenses, and increases in the cost of health insurance and retirement benefit plans. Additionally, the prior year included a one-time $58,000 expense reduction associated with the termination of PeoplesBank's defined benefits retirement plan. The $61,000 or 20 percent increase in marketing and advertising expense reflected a larger marketing budget to support planned growth.

Noninterest expense is expected to increase in 2001 due to normal business growth and implementation of strategic initiatives such as staff additions, franchise expansion, and technology investments.

Franchise expansion

On February 1, 2001, PeoplesBank opened its ninth financial center. The new full service office is located in South Hanover, Pennsylvania at the intersection of Baltimore Street (Rt. 94) and Grandview Road. The 1,850 square foot facility, leased under a long-term contract, is attached to a convenience store/gas operation, for customer convenience. The annual lease expense is approximately $106,000. Estimated fixed asset project costs total $195,000, which include equipment, furniture and leasehold improvements. Annual depreciation expense, is approximately $34,000.

Capital investment in technology

In accordance with the Corporation's strategic technology plan, PeoplesBank implemented three key technology projects during 2000. In July 2000, PeoplesBank expanded its local area network (LAN) to include all community banking offices and the credit services department. E-mail, internet access, centralized file backup, file sharing, and other benefits of a LAN environment are now available bank-wide. The total cost for the LAN expansion project was approximately $90,000, which is being depreciated over a three-year expected useful life.

In April 2000, PeoplesBank upgraded its IBM AS400 host computer system, which was nearing its processing capacity. The upgrade, which cost approximately $90,000, is expected to extend the system life by three years. Annual depreciation is approximately $30,000. The benefits of this investment include increased processing capacity and speed, which translate to better customer service and increased processing efficiencies.

In January 2000, PeoplesBank began offering internet banking with on-line bill payment. To date, customer response has been very positive and usage has met management's expectations. Capital investment in the internet banking system, exclusive of marketing and maintenance expenses, was approximately $61,000. Annual depreciation is approximately $20,000 based on a three-year expected useful life.

In the period ahead, PeoplesBank will focus on installing software that will interface with its imaging and internet banking systems. This will enable customers who use PeoplesBank's internet banking system to view images of their PeoplesBank checks and statements online. This project is expected to cost approximately $55,000, excluding marketing and maintenance expenses, and will be depreciated over a three-year expected useful life. PeoplesBank plans to offer and promote image access in the second quarter of 2001.

Sales and product training

In March 2001, PeoplesBank will complete all phases of a comprehensive retail sales training program that began in January 1998. Since inception, the program cost approximately $172,000. Of the total cost, $45,000 was expended in 2000. The program had two primary objectives. First, to expedite the transformation of PeoplesBank to a customer-focused corporate culture, and second, to increase sales through improved selling skills. Management believes that both objectives of this program were met. PeoplesBank will maintain the training program at minimal cost, to educate future retail employees.

Income Taxes
The provision for federal income tax was $1,054,000 for 2000, a decrease of $20,000 or 2 percent below 1999. The decrease in tax was primarily the result of an increase in tax-exempt income. Comparatively, the tax provision for 1999 was $1,074,000, a decrease of $114,000 or 10 percent below 1998. This decrease was also the result of a higher level of tax-exempt income, particularly from the investment in bank owned life insurance. For additional information on income taxes, see Note 13-Income Taxes.

BALANCE SHEET REVIEW

Investment Securities
The investment securities portfolio is an interest earning asset, second in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits.

On December 31, 2000, securities available-for-sale totaled $40.5 million reflecting a $5.7 million or 12 percent decrease from December 31, 1999. Decisions to purchase or sell securities are based on an assessment of current economic and financial conditions, including the interest rate environment, and liquidity and income requirements. Securities available-for-sale are limited to high quality debt instruments as depicted in Note 3-Securities Available-for-Sale and Held-to-Maturity. Equity securities within this category are primarily stock issued by the Federal Home Loan Bank of Pittsburgh (FHLBP), a requirement of borrowing. Note 3 depicts an increase in unrealized gains (net of unrealized losses) on the available-for-sale portfolio at year-end 2000 compared to year-end 1999. The increase in unrealized gains was attributable to declining market interest rates during the latter half of 2000. Table 4-Analysis of Investment Securities depicts that the weighted average maturity of the available-for-sale portfolio was 3.9 years at year-end 2000, compared to 2.9 years for 1999, and 2.3 years for 1998.

On December 31, 2000, securities held-to-maturity totaled $9.4 million, approximately the same level as year-end 1999. The held-to-maturity portfolio consisted of fixed rate, long-term preferred stock (trust preferreds) issued by commercial bank holding companies. These trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable, and mature in years 2026-2028. Table 4 depicts the portfolio as having a weighted average yield of 8.44 percent and a weighted average remaining maturity of 26 years. Approximately $5 million, held by PeoplesBank, are rated investment grade by a national rating service. The remaining $4.4 million, held by the Corporation, are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial and strategic history. The trust preferred portfolio, part of a leverage growth strategy in 1999, was financed primarily by borrowing from the FHLBP and a local financial institution.

Loans
On December 31, 2000, total loans were $218 million, an increase of $10.6 million or 5 percent above year-end 1999. Table 5-Loan Portfolio Composition presents the composition of total loans on a comparative basis for five year-end periods. The table reflects the Corporation's emphasis on commercial lending. At year-end 2000, commercial and installment loans increased 4 percent and 13 percent, respectively, above year-end 1999. On September 29, 2000, PeoplesBank purchased, in the form of a loan participation, a portfolio of commercial loans for $14.6 million on a nonrecourse basis, at par value, directly from another commercial bank. The portfolio was comprised primarily of fixed rate instruments, with a weighted average yield of 8.79 percent and a weighted average remaining term of four years. The purchase had the effect of replacing commercial loan volume that was lost during the year from an unusually large volume of early payoffs. Early loan payoffs were caused by competition, the sale of assets by customers and other factors.

Table 6-Selected Loan Maturities and Interest Rate Sensitivity reveals that at December 31, 2000, the commercial loan portfolio was comprised of $121 million, or 76 percent, in fixed rate loans and $39 million, or 24 percent, in floating or adjustable rate loans. Comparatively, at December 31, 1999, the commercial loan portfolio was comprised of 69 percent fixed rate loans and 31 percent in floating or adjustable rate loans. Floating rate loans reprice periodically with changes in the PeoplesBank's base rate or the US Prime rate as reported in The Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the US treasury yield curve. Additional loan information can be found in Note 4-Loans and within the Risk Management section of this report.

FUNDING

Deposits
Deposits are a principal source of funding for earning assets. On December 31, 2000, total deposits were $247 million reflecting a $9 million or 4 percent increase above year-end 1999. However, total average deposits for 2000 were $242 million, approximately the same as 1999. While the average balance of CDs and savings deposits decreased $5 million in total for the current period, average money market deposits increased $4.7 million. The increase in money market deposits reflected a change in marketing strategy. In June, PeoplesBank began offering its Peoples Index Fund money market account to individuals. Prior to

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 4-Analysis of Investment Securities                                                                                Weighted
                                                  U.S.       U.S.        State &                Trust                     Average
[dollars in thousands]                          Treasury   Agency (1)   Municipal     Stock    Preferred       Total      Yield(2)
----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000
Available-for-sale portfolio
Maturity
  Within one year                                         $10,868                                            $10,868         5.69%
  One to five years                                        13,687         2,849                               16,536         6.54
  Five to ten years                                         1,500         2,770                                4,270         6.48
  Over ten years                                                          5,457                                5,457         7.55
  No set maturity                                                                     3,251                    3,251
--------------------------------------------------------------------------------------------------------------------
Amortized cost                                    $0      $26,055       $11,076      $3,251           $0     $40,382         6.42
====================================================================================================================
Average maturity                                                                                           3.9 years

Held-to-maturity portfolio
Maturity
  Over ten years                                                                                  $9,360      $9,360         8.44%
--------------------------------------------------------------------------------------------------------------------
Amortized cost                                    $0           $0            $0          $0       $9,360      $9,360         8.44
====================================================================================================================
Average maturity                                                                                          26.2 years

DECEMBER 31, 1999
Available-for-sale portfolio
Maturity
  Within one year                                         $13,545          $818                              $14,363         5.91%
  One to five years                                        20,118         1,764                               21,882         5.88
  Five to ten years                                         1,500         2,600                                4,100         6.47
  Over ten years                                                          3,466                                3,466         7.04
  No set maturity                                                                     3,250                    3,250
--------------------------------------------------------------------------------------------------------------------
Amortized cost                                    $0     $35,163         $8,648      $3,250           $0     $47,061         6.03
====================================================================================================================
Average maturity                                                                                           2.9 years

Held-to-maturity portfolio
Maturity
  Over ten years                                                                                  $9,361      $9,361         8.44%
--------------------------------------------------------------------------------------------------------------------
Amortized cost                                    $0           $0            $0          $0       $9,361      $9,361         8.44
====================================================================================================================
Average maturity                                                                                          27.2 years

DECEMBER 31, 1998
Available-for-sale portfolio
Maturity
  Within one year                             $4,019      $11,107         $ 257                              $15,383         6.14%
  One to five years                                        32,595         1,358                               33,953         5.84
  Five to ten years                                           983         2,484                                3,467         7.77
  Over ten years                                                          1,823                                1,823         6.85
  No set maturity                                                                       905                      905
--------------------------------------------------------------------------------------------------------------------
Amortized cost                                $4,019     $44,685         $5,922        $905           $0     $55,531         6.08
====================================================================================================================
Average maturity                                                                                           2.3 years

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.
(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

Management's Discussion of Consolidated
Financial Condition and Results of Operations


June, this account was only available to businesses. The minimum balance on this account was also significantly reduced. For 2000, overall deposit growth was constrained by sales of investment products, which competed with deposit products. Investment products, described in the Noninterest Income section of this report, were added to the product menu in response to growing customer demand. The average rate paid on interest bearing deposits was 4.49 percent for 2000 compared to 4.09 percent for 1999. The increase in deposit funding costs reflected rising market interest rates and competitive price pressures.

At December 31, 2000, total certificates of deposit were $128 million and are scheduled to mature in the following years: $56 million in 2001; $40 million in 2002; $16 million in 2003; $7 million in 2004; and $9 million in 2005. At 2000 year-end, the balance of certificates $100,000 and above was $19 million. Of this total: $4 million mature within three months; $2 million mature after three months, but within six months; $3 million mature after six months, but within twelve months; and the remaining $10 million mature beyond twelve months.

For 2001, average deposits are expected to increase moderately due primarily to the addition of a ninth full service financial center in February.

Short-term and Long-term Borrowings
To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds purchased. It also utilizes available credit through the Federal Home Loan Bank of Pittsburgh (FHLBP). The rate is established daily based on prevailing market conditions for overnight funds. On December 31, 2000, PeoplesBank had no outstanding short-term borrowings compared to $15.7 million for year-end 1999.

Long-term borrowings are a primary funding source for asset growth. On December 31, 2000, long-term borrowings were $19 million compared to $10.3 million at year-end 1999. In December, PeoplesBank borrowed $9 million in total from the FHLBP to partially fund the $14.6 million commercial loan purchase described in the Loans section of this report. A list of long-term borrowing agreements and terms is provided in this report at Note 10-Short-term and Long-term Borrowings. In 2001, the amount of long-term borrowings that mature is insignificant. Generally, funds for the payment of long-term borrowings will come from operations and refinancings.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $66 million as of September 30, 2000, the most recent available date. On December 31, 2000, PeoplesBank had approximately $17 million outstanding on its account with the FHLBP at an average rate of 5.95 percent.

Stockholders' Equity
Stockholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and to absorb losses. Total stockholders' equity was $27 million on December 31, 2000, compared to $25 million for year-end 1999. The increase in equity was

Table 5-Loan Portfolio Composition



                                                                      December 31,
[dollars in thousands]           2000       %       1999        %        1998        %        1997       %       1996         %
------------------------------------------------------------------------------------------------------------------------------------
Commercial, industrial
  and agricultural             $140,388    64.4   $131,395     63.4    $114,313     60.4   $111,074     58.1     $91,744     55.0
Real estate construction
  and land development           19,365     8.9     21,956     10.6      19,663     10.4     21,456     11.2      15,449      9.3
------------------------------------------------------------------------------------------------------------------------------------
   Total commercial
    related loans               159,753    73.3    153,351     74.0     133,976     70.8    132,530     69.3     107,193     64.3

Real estate-residential
  mortgages                      30,831    14.2     29,815     14.4      31,581     16.7     34,029     17.8      35,444     21.3
Installment                      27,342    12.5     24,152     11.6      23,554     12.5     24,783     12.9      24,014     14.4
------------------------------------------------------------------------------------------------------------------------------------
   Total consumer
    related loans                58,173    26.7     53,967     26.0      55,135     29.2     58,812     30.7      59,458     35.7

   Total loans                 $217,926   100.0   $207,318    100.0    $189,111    100.0   $191,342    100.0    $166,651    100.0
====================================================================================================================================

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 6-Selected Loan Maturities and Interest Rate Sensitivity

                                                                      December 31, 2000
                                                                      Years to Maturity

[dollars in thousands]                                   1 or less    1 to 5        over 5     Total
------------------------------------------------------------------------------------------------------
Commercial, industrial, and agricultural                  $12,333     $34,523      $93,532    $140,388
Real estate construction and land development               9,068       4,187        6,110      19,365
------------------------------------------------------------------------------------------------------
  Total commercial related                                $21,401     $38,710      $99,642    $159,753
======================================================================================================

Fixed interest rates                                      $ 6,761     $28,734      $85,362    $120,857
Floating or adjustable interest rates                      14,640       9,976       14,280      38,896
------------------------------------------------------------------------------------------------------
  Total commercial related                                $21,401     $38,710      $99,642    $159,753
======================================================================================================

primarily attributable to an increase in retained earnings from profitable operations and an increase in unrealized holding gains on available-for-sale investment securities caused by rising market interest rates.

The level of capital for the Corporation and PeoplesBank remained sound for 2000. PeoplesBank exceeded all minimum regulatory requirements for well capitalized commercial banks as established by the FDIC, its primary federal regulator. The FDIC's minimum quantitative standards for well capitalized institutions are as follows: Tier I risk-based capital, 6 percent; Total risk-based capital, 10 percent; and Leverage ratio, 5 percent. At the state level, the Pennsylvania Department of Banking uses a Leverage ratio guideline of 6 percent. Codorus Valley's and PeoplesBank's capital amounts and classification are also subject to qualitative judgements by regulators. Table 7 depicts capital ratios for the Corporation and PeoplesBank compared to regulatory minimums for adequately capitalized and well capitalized commercial banks.

The Corporation pays cash dividends on a quarterly basis. The board of directors determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis were $.46 for 2000 and $.41 for 1999. All per share amounts were adjusted for stock dividends. Codorus Valley and PeoplesBank are subject to restrictions on the payment of dividends as disclosed in Note 11-Dividend Payment Restrictions.

Periodically, Codorus Valley pays stock dividends as another means of enhancing long-term shareholder value. In June of 2000 and 1999, the Corporation paid a 5 percent stock dividend. Payment of the stock dividend in 2000 resulted in the issuance of 47,196 common shares and the reissuance of 69,444 shares from treasury. Payment of the stock dividend in 1999 resulted in the issuance of 103,840 common shares and the reissuance of 10,878 shares from treasury. The weighted average number of shares of common stock outstanding was approximately 2,418,698 for 2000, 2,440,924 for 1999, and 2,455,023 for 1998.

In February 1999, the Corporation publicly announced that its board authorized the purchase, in open market and privately negotiated transactions, of up to 112,500 shares or approximately 4.9 percent of its then outstanding common shares. Purchases are authorized when market conditions warrant, and are expected to be funded from operations using available retained capital. From inception of the stock purchase plan to December 31, 2000, the Corporation purchased 94,822 shares of its common stock for approximately $1,584,000. Of this total, 80,322 shares were reissued to partially satisfy the payment of stock dividends. On December 31, 2000, 14,500 shares were retained as treasury stock.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 9-Benefit Plans and Note 10-Stockholders' Equity of the consolidated financial statements.

Past and future capital investment will impact earnings and capital growth. Possible future investments could include expansion of the community office franchise, investment in communication and computer technologies, and creation or acquisition of other financial services companies. Management and the board believe that capital investment, guided by a long-term strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long-term, and is an important component of the overall strategy of enhancing long-term shareholder value.

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 7-Capital Ratios


                                                                           Federal       Federal          Capital*
                                                          December 31,     Minimum         Well        at December 31,
[dollars in thousands]                                   2000      1999    Required     Capitalized    2000       1999
-------------------------------------------------------------------------------------------------------------------------------
Tier I risk-based capital                                                   4.00%          6.00%
(as a percentage of risk weighted assets)
  Codorus Valley Bancorp, Inc. consolidated              11.26%   11.18%                             $27,258     $25,887
  PeoplesBank                                             9.47     9.23                               22,277      20,725

Total risk-based capital                                                    8.00%         10.00%
(as a percentage of risk weighted assets)
  Codorus Valley Bancorp, Inc. consolidated              12.07%   12.06%                             $29,225     $27,910
  PeoplesBank                                            10.31    10.13                               24,244      22,748

Leverage                                                                    4.00%          5.00%
(Tier 1 capital as a percentage of
average total assets)
  Codorus Valley Bancorp, Inc. consolidated               9.41%    9.27%                             $27,258     $25,887
  PeoplesBank                                             7.88     7.58                               22,277      20,725

*Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.

-------------------------------------------------------------------------------------------------------------------------------

RISK MANAGEMENT

Credit Risk Management
The Corporation emphasizes the management of credit risk.To support this objective, a sound lending policy framework has been established. Within this framework are six basic policies that guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and the experience of the loan officer. Third, loan review committees function at both the senior lending officer level and the board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation makes most of its loans within its primary geographical market area, York County, Pennsylvania and northern Maryland. Although this may pose a geographical concentration risk, the diverse local economy and knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not make loans to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews of the loan and other real estate owned portfolios occur throughout the year. In addition to internal controls, PeoplesBank uses a disinterested third party loan review specialist to review its commercial loan portfolio. Furthermore, these portfolios are reviewed by independent auditors in connection with their annual financial statement audit, and are examined periodically by bank regulators.

At year-end 2000, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial facility leasing industry accounted for approximately $48.6 million or 22.3 percent of total loans. Comparatively, at year-end 1999 there were three industry concentrations, as follows: commercial facility leasing, $33.4 million or 16.1 percent; residential facility leasing, $22.6 million or 10.9 percent; and real estate development, $21.9 million or
10.6 percent. Loans to borrowers within these industries are usually collateralized by real estate.

Nonperforming Assets
A primary measure of loan quality is the percentage of loans that move from an earnings category to a nonperforming category. Table 8-Nonperforming Assets

Management's Discussion of Consolidated
Financial Condition and Results of Operations

and Past Due Loans, depicts asset categories posing the greatest risk of loss. A loan is considered impaired when, based on current information and events, it is probable that PeoplesBank will be unable to collect all amounts due. Internal loan classifications such as nonaccrual, and troubled debt restructurings, are examples of impaired loans. It is PeoplesBank's policy to reclassify loans to an impaired status when either principal or interest payments become 90 days past due, unless the value of the supporting collateral is adequate and the loan is in the process of collection. An impaired classification may be made prior to 90 days past due if management believes that the collection of interest or principal is doubtful. Other real estate owned (OREO) is real estate assets that were acquired to satisfy debts owed to PeoplesBank. The final category, loans past due 90 days or more and still accruing interest, are contractually past due, but are well collateralized and in the process of collection.

Table 8-Nonperforming Assets and Past Due Loans

                                                                                    December 31,
[dollars in thousands]                                        2000        1999         1998        1997         1996
----------------------------------------------------------------------------------------------------------------------
Impaired loans (1)                                           $2,006      $1,892       $1,706      $2,842       $2,063
Other real estate owned, net of reserve                       2,390       1,385        1,871         380          780
----------------------------------------------------------------------------------------------------------------------
Total nonperforming assets                                   $4,396      $3,277       $3,577      $3,222       $2,843
======================================================================================================================

Accruing loans that are contractually past due 90 days
 or more as to principal or interest                           $346         $13          $13        $107         $524

Ratios:
Impaired loans as a % of total year-end loans                  0.92%       0.91%        0.90%       1.49%        1.24%

Nonperforming assets as a % of total year-end loans
 and other real estate owned                                   2.00%       1.57%        1.87%       1.68%        1.70%

Nonperforming assets as a % of total year-end
 stockholders' equity                                         16.05%      12.92%       13.73%      13.19%       12.52%

Allowance for loan losses as a multiple of
 impaired loans                                                 1.0x        1.1x         1.1x         .7x         1.0x

Interest not recognized on impaired loans at period-end: (2)
Contractual interest due                                       $220        $240         $312        $398         $246
Interest revenue recognized                                      37          49           73         103           18
----------------------------------------------------------------------------------------------------------------------
 Interest not recognized in operations                         $183        $191         $239        $295         $228

(1) Comprised solely of nonaccrual loans.
(2) This table includes interest not recognized on loans which were classified as impaired at year-end. While every effort is being made to collect this interest revenue, it is probable a portion will never be recovered.

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 8 depicts that on December 31, 2000, total nonperforming assets were $4,396,000, an increase of $1,119,000 or 34 percent above 1999. The overall increase, caused by an increase in OREO, raised the nonperforming asset ratio 43 basis points to 2 percent. A major component of nonperforming assets is impaired loans. At year-end 2000, the impaired loans category was $2,006,000, reflecting a 6 percent increase from year-end 1999. On December 31, 2000, the impaired loan portfolio was comprised of twenty-four unrelated accounts, primarily commercial loan relationships, ranging in size from $4,700 to $464,000. These loan relationships vary by industry and are generally collateralized with real estate assets. A loss allowance, which is evaluated quarterly, has been established for accounts that appear to be under-collateralized. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit. Subsequent to the date of this report, certain events occurred in January that caused management to reclassify two unrelated commercial accounts, totaling $872,000 to the impaired category. Management believes that the net realizable value for both accounts is sufficient to cover their carrying value based on external appraisals.

OREO, net of reserve, was $2,390,000 at year-end 2000, an increase of $1,005,000 or 73 percent above year-end 1999. The increase was caused primarily by the addition of a $1,184,000 commercial account. Management believes that the net realizable value of appraised properties taken in satisfaction of this debt, in addition to a guarantor on the account, is sufficient to cover its carrying value. On December 31, 2000, the OREO portfolio was comprised of real estate assets from six former commercial loan relationships. The two largest properties, which are unrelated, have carrying values of approximately $1,184,000 and $997,000, which in total, represents 91 percent of the OREO (net of allowance) portfolio. A loss allowance, which is evaluated quarterly, has been established for OREO assets whose estimated fair value, less selling expenses, is below their financial carrying costs. At December 31, 2000, the allowance for OREO was $34,000. The provision expense for OREO, due to declines in the fair value of individual assets, was $56,000 for 2000, compared to $39,000 for 1999 and $69,000 for 1998. Efforts to liquidate OREO are proceeding as quickly as potential buyers can be located and legal constraints permit.

At December 31, 2000, there were no potential problem loans, as defined by the Securities and Exchange Commission, identified by management. However, management was monitoring loans of approximately $9 million for which the ability of the borrower to comply with present repayment terms was uncertain. These loans were not included in the Table 8 disclosure. They are monitored closely, and management presently believes that the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans. Comparatively, management was monitoring $7.5 million on December 31, 1999.

Allowance for Loan Losses
Although the Corporation maintains sound credit policies, certain loans deteriorate and the Corporation must charge them off as losses. The allowance (reserve) for loan losses is maintained to absorb losses inherent in the portfolio at December 31, 2000. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size and character of the loan portfolio, adequacy of collateral, general economic conditions, and the local business outlook. Table 9-Analysis of Allowance for Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Commentary is provided below for each period presented.

For 2000, the allowance was $1,967,000, representing a $56,000 or 3 percent decrease from year-end 1999, which was 0.90 percent of total loans. The current period allowance declined below 1999 due to an increase in loan charge-offs and a decrease in the loan loss provision. Of the total net charge-offs during the current period, $107,000 was attributable to one commercial loan account. The provision expense for 2000 was $119,000, compared to $225,000 for 1999. Based on a recent evaluation of potential loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2000.

For 1999, the allowance was $2,023,000, representing a $158,000 or 8 percent increase from year-end 1998. The increase in the allowance reflects additional provisions during 1999 to support commercial loan growth. For 1999, net charge-offs were $67,000; the smallest loss during the five-year period presented.

For 1998, the allowance was $1,865,000, representing a $233,000 or 11 percent decline from year-end 1997. The decline was primarily the result of a $456,000 charge-off attributable to a single commercial borrower whose account was deemed partially uncollectible in

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 9-Analysis of Allowance for Loan Losses

                                                                                   December 31,
[dollars in thousands]                                       2000        1999         1998       1997         1996
-------------------------------------------------------------------------------------------------------------------
Balance - beginning of year                                $2,023      $1,865       $2,098      $2,110       $2,286
Provision charged to operating expense                        119         225          375         275          134
Loans charged off:
 Commercial                                                   191          23          610         340          265
 Real estate-mortgage                                          15           0            0           0           27
 Consumer                                                      32          63           25          66           95
-------------------------------------------------------------------------------------------------------------------
   Total loans charged off                                    238          86          635         406          387
Recoveries:
 Commercial                                                    27          12           13         112           26
 Real estate-mortgage                                           0           0            0           0            0
 Consumer                                                      36           7           14           7           51
-------------------------------------------------------------------------------------------------------------------
   Total recoveries                                            63          19           27         119           77
-------------------------------------------------------------------------------------------------------------------
   Net charge-offs                                            175          67          608         287          310

Balance - end of year                                      $1,967      $2,023       $1,865      $2,098       $2,110
===================================================================================================================

Ratios:
Net charge-offs to average total loans                       0.08%       0.03%        0.32%       0.16%        0.19%
Allowance for loan losses to total loans at year-end         0.90        0.98         0.99        1.10         1.27
Allowance for loan losses to impaired loans and
 loans past due 90 days or more                              83.6       106.2        108.5        71.1         81.6

--------------------------------------------------------------------------------------------------------------------

June 1998. The loan loss provision was $375,000 for 1998, an increase of $100,000 above 1997 to partially offset a higher level of net charge-offs. With the exception of the charge-off for the single commercial borrower, the reduction in the allowance reflects overall improvement in the quality of the loan portfolio.

For 1997, the allowance was $2,098,000, representing a small decline from year-end 1996. The provision expense was $275,000 for 1997 which was $141,000 higher than the prior year due primarily to commercial loan growth and net charge-offs. Of the total $406,000 charged off in 1997, $172,000 or 42 percent was attributable to one commercial loan borrower whose accounts were deemed uncollectible. The decline in the allowance level and the ratio of allowance to total loans reflects improvement in the quality of individual loans within the loan portfolios.

For 1996, the allowance was $2,110,000, reflecting a decrease of $176,000 from year-end 1995 due to a lower level of nonperforming assets. The reduction in the allowance lowered the unallocated reserve component, depicted in Table 10, which was deemed sufficient at year-end 1996. The provision expense was $134,000 in the current period, which primarily supported loan growth, principally commercial loans. Of the total $387,000 charged off for the year, $251,000 was attributable to one commercial loan borrower whose accounts were deemed uncollectible.

Based on a recent evaluation of potential loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2000. Table 10-Allocation of the Allowance for Loan Losses presents an allocation of the allowance for potential loan losses by major loan category.

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

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 10-Allocation of the Allowance for Loan Losses

                                                                            December 31,
                                         2000              1999                 1998                1997                1996
                                           % Total            % Total               % Total              % Total            % Total
[dollars in thousands]            Amount    Loans    Amount    Loans     Amount      Loans     Amount     Loans    Amount     Loans
-----------------------------------------------------------------------------------------------------------------------------------
Commercial, industrial,
 and agricultural                 $1,064     64.4     $972      63.4     $1,329       60.4     $1,263      58.1    $1,335      55.0
Real estate construction
 and land development                357      8.9      196      10.6        174       10.4        268      11.2       319       9.3
-----------------------------------------------------------------------------------------------------------------------------------
  Total commercial
   related loans                   1,421     73.3    1,168      74.0      1,503       70.8      1,531      69.3     1,654      64.3

Real estate - residential
 mortgages                           100     14.2      155      14.4         74       16.7         95      17.8        86      21.3
Installment                           71     12.5       50      11.6         73       12.5         54      12.9        79      14.4
-----------------------------------------------------------------------------------------------------------------------------------
  Total consumer related
   loans                             171     26.7      205      26.0        147       29.2        149      30.7       165      35.7
Unallocated                          375      n/a      650       n/a        215        n/a        418       n/a       291       n/a
-----------------------------------------------------------------------------------------------------------------------------------

Total                             $1,967    100.0   $2,023     100.0     $1,865      100.0     $2,098     100.0    $2,110     100.0
===================================================================================================================================

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change.
Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.
------------------------------------------------------------------------------------------------------------------------------------

earnings from profitable operations are another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing, and financing activities.

The Corporation manages liquidity through the use of ratios and forecasts of selected cash flows. At year-end 2000, the loan-to-deposit ratio was 88 percent compared to 87 percent for year-end 1999. In the period ahead, the loan-to-deposit ratio could increase due to competitive forces which may constrain deposit growth. By necessity, short-term and long-term borrowings will play an increasingly important role in funding as previously described in the Short-term and Long-term Borrowings section of this report.

Market Risk Management
In the normal course of conducting business activities, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense, and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in the short-term US Prime interest rate (Prime rate). An Asset-Liability Committee (committee) comprised of members of senior management and an outside director manages interest rate risk. The committee's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. PeoplesBank is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

The committee manages interest rate risk primarily through sensitivity analysis. A computerized asset-liability management simulation model is used to measure the potential loss in future net income based on hypothetical changes in interest rates. Interest rate forecasts are supplied by a national forecasting service and integrated with the model. The Corporation's policy limit for the maximum negative impact on net income is 10 percent over a twelve-month period. This policy limit is tested periodically by measuring the change in net income from a "baseline" scenario where interest rates are held constant, compared to a gradual 200 basis point increase and decrease in the Prime rate over a twelve month period; or if more practicable, the forecasting service's "high rate," "low rate" and "most likely rate" scenarios for the upcoming twelve month period. Important modeling assumptions include: the use of contractual cash flows; varying levels of prepayments for loans; repricing characteristics of nonmaturity deposits; stability of noninterest income and expense; and reinvestment of repriceable cash flows in the same

Management's Discussion of Consolidated
Financial Condition and Results of Operations

Table 11-Summary of Quarterly Financial Data

                                                    2000                                              1999
[dollars in thousands,           Fourth       Third       Second       First       Fourth       Third       Second       First
except per share data]          Quarter     Quarter      Quarter     Quarter      Quarter     Quarter      Quarter     Quarter
------------------------------------------------------------------------------------------------------------------------------
Interest income                  $5,639      $5,439       $5,404      $5,422       $5,278      $5,124       $5,020      $4,892
Interest expense                  2,962       2,794        2,654       2,654        2,551       2,421        2,291       2,271
------------------------------------------------------------------------------------------------------------------------------
  Net interest income             2,677       2,645        2,750       2,768        2,727       2,703        2,729       2,621
Provision for loan losses             0          50           69           0           25          50           75          75
Noninterest income                  579         552          598         594          498         461          489         452
Noninterest expense               2,310       2,249        2,381       2,369        2,240       2,295        2,324       2,195
------------------------------------------------------------------------------------------------------------------------------
  Net operating income              946         898          898         993          960         819          819         803
Gains from sales of securities       29           0            0           0           80         182            6          37
Gains (losses), other                 0           0            3          (6)          14          14            4           0
------------------------------------------------------------------------------------------------------------------------------
  Pretax income                     975         898          901         987        1,054       1,015          829         840
Provision for income taxes          270         251          254         279          312         293          230         239
------------------------------------------------------------------------------------------------------------------------------
  Net income                       $705        $647         $647       $ 708         $742        $722         $599        $601
==============================================================================================================================
  Net income per share,
  basic and diluted*              $0.29       $0.27        $0.27       $0.29        $0.30       $0.29        $0.25       $0.25
==============================================================================================================================

* Adjusted for stock dividends through December 31, 2000.
------------------------------------------------------------------------------------------------------------------------------

type of asset or liability. The ALM model includes significant balance sheet variables that are identified as being affected by interest rates such as rate change differentials, and rate caps and floors. These and certain other effects are evaluated in developing the scenarios from which sensitivity of net income to changes in interest rates is determined.

The Corporation performed a simulation on the balance sheet at December 31, 2000. The results of that point-in-time analysis revealed that the Corporation's balance sheet was slightly liability sensitive, i.e., more liabilities should reprice than assets over the next twelve months. This implies that net income will decline if market rates rise and increase if rates fall. Model results projected net income, based on the forecasting service's rate scenarios (as adjusted), would: decrease 1.7 percent if market rates increase 200 basis points (high rate scenario); decrease 0.8 percent if market rates decrease 200 basis points (low rate scenario); and decrease 0.5 percent if market rates decrease 150 basis points (most likely scenario). Since the prior year end, sensitivity to changes in market interest rates was reduced by extending liabilities, principally the addition of long-term debt.

Comparatively, a simulation on the balance sheet at December 31, 1999, projected that net income would: decrease 11.6 percent if market rates increase 300 basis points (high rate scenario); increase 6.9 percent if market rates decreased 175 basis points (low rate scenario); and decrease 2.8 percent if market rates increase 50 basis points (most likely scenario). One factor that increased liability sensitivity at the measurement date was the increase in overnight borrowings caused in part by the need to temporarily finance the purchase of noninterest earning cash inventory for anticipated Y2K withdrawals.

Measurement of interest rate risk requires many assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower rates on net income. Actual results may differ from simulated results due to many factors including: timing of cashflows; magnitude and frequency of interest rate changes; customer behavior; changes in market conditions; and management strategies.

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

Management's Discussion of Consolidated
Financial Condition and Results of Operations


December). The change in the CPI for 2000 was 3.4 percent, compared to 2.7 percent for 1999 and 1.6 percent for 1998. The increase in the CPI for 2000 and 1999 was due primarily to increases in energy prices.

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

In November 1999, the Gramm-Leach-Bliley Act of 1999, which is also known as the Financial Services Modernization Act, became law. The law repeals Depression-era banking laws and permits banks, insurance companies, and securities firms to engage in each others' businesses after complying with certain conditions and regulations. The law grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, the Corporation has no plans to pursue these additional possibilities. Management does not believe that the Financial Services Modernization Act will have a material effect on Codorus Valley's operations. However, the law may result in increased competition from larger financial service companies, many of which have substantially more financial resources than Codorus Valley, and now may offer banking services in addition to insurance and brokerage services.

The Financial Services Modernization Act also modifies current law related to financial privacy and community reinvestment. The new privacy provisions will generally prohibit financial institutions, including Codorus Valley and PeoplesBank, from disclosing nonpublic personal financial information to nonaffiliated third parties unless customers have the opportunity to "opt out" of the disclosure.

Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. Although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.

Corporate Information

A Corporate Profile

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986, which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956. PeoplesBank, A Codorus Valley Company, is its wholly-owned banking subsidiary and SYC Realty Co., Inc. is its wholly-owned nonbank subsidiary. Organized in 1934, PeoplesBank offers a full range of commercial and consumer banking services through nine full service office locations in York County, Pennsylvania. PeoplesBank also offers trust and investment services at the Codorus Valley Corporate Center. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly-owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly-owned subsidiary, to facilitate the sale of alternative investment products through a third-party marketing arrangement.

HEADQUARTERS
Codorus Valley Bancorp, Inc., Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403-5137

STOCK, DIVIDEND AND BROKER INFORMATION
Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System. At December 31, 2000, there were approximately 992 stockholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

                        2000                             1999
                                 Dividends                       Dividends
Quarter        High      Low     per share    High       Low     per share
--------------------------------------------------------------------------------
First        $16.90     $11.67     $0.11     $17.69     $15.42     $0.10
Second        12.75      11.13      0.11      18.03      16.19      0.10
Third         12.06      11.00      0.12      18.45      16.90      0.11
Fourth        15.88      11.00      0.12      18.45      16.31      0.11

For further information, we refer you to the following market makers in our common stock:

   Ryan, Beck, LLC                     Janney Montgomery Scott, LLC            Tucker Anthony MidAtlantic
   800-223-8969                        800-999-0503                            800-526-6371

   F.J. Morrissey & Co., Inc.          Sandler O'Neill & Partners, LP
   800-842-8928                        800-635-6851

NOTICE OF ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Tuesday, May 15, 2001, at 9:00 a.m. eastern day-light saving time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, Pennsylvania.

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854 800-468-9716

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854

FORM 10-K REQUEST
The form 10-K Report filed with the Securities and Exchange Commission (SEC) may be obtained, without charge, as follows:

Via the Internet: www.peoplesbanknet.com, select Codorus Valley Bancorp, Inc., then select the Securities and Exchange Commission link, or visit the SEC website at www.sec.gov/edgarhp.htm

Write to: Chief Financial Officer, Codorus Valley Bancorp, Inc., P. O. Box 2887, York, PA 17405-2887.

                                 E.O.E. M/F/D/V