Form 10-K, Exhibit 13
period 2002-12-31
CODORUS VALLEY BANCORP INC
filed 2003-03-31
CIK 806279

                                   EXHIBIT 13

              EXCERPTS FROM THE 2002 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data

                                                      2002          2001           2000          1999            1998
------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
(in thousands)
Total interest income                             $   20,674     $   22,602     $   21,904     $   20,314     $   19,978
Total interest expense                                 8,907         10,871         11,064          9,534          9,265
------------------------------------------------------------------------------------------------------------------------
  Net interest income                                 11,767         11,731         10,840         10,780         10,713
Provision for loan losses                                515            143            119            225            375
Noninterest income                                     3,534          2,496          2,164          2,110          1,779
Noninterest expense                                   11,008         10,298          9,124          8,927          8,393
------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                           3,778          3,786          3,761          3,738          3,724
Provision for income taxes                               677            932          1,054          1,074          1,188
------------------------------------------------------------------------------------------------------------------------
  Net income                                      $    3,101     $    2,854     $    2,707     $    2,664     $    2,536
========================================================================================================================

RATIOS
(in percentages)
Return on average stockholders' equity                  10.1%          10.0%          10.3%          10.2%          10.0%
Return on average assets                                0.91           0.91           0.94           0.95           0.98
Tier I risk-based capital                               11.3           10.9           11.3           11.2           12.4
Total risk-based capital                                11.9           11.6           12.1           12.1           13.3
Average stockholders' equity to average assets           9.0            9.1            9.1            9.3            9.8

PER COMMON SHARE
(adjusted for stock dividends)
Net income, basic and diluted                     $     1.15     $     1.06     $     1.02     $     0.99     $     0.93
Cash dividends paid                               $     0.47     $     0.45     $     0.41     $     0.36     $     0.33
Stock dividend paid                                        5%             5%             5%             5%             5%
Stock split effected as stock dividend paid               --             --             --             --            100%
Book value                                        $    11.95     $    10.90     $    10.18     $     9.62     $     9.62
Cash dividend payout ratio                              40.7%          42.1%          40.7%          38.0%          36.4%
Weighted average shares outstanding                2,693,361      2,691,242      2,666,615      2,691,119      2,706,663

SUMMARY OF FINANCIAL CONDITION AT YEAR-END
(in thousands)
Securities, available-for-sale                    $   70,366     $   38,362     $   40,572     $   46,268     $   56,225
Securities, held-to-maturity                           9,357          9,358          9,360          9,361              0
Loans held for sale                                    4,586         12,349              0              0              0
Loans                                                233,960        225,785        217,926        207,318        189,111
Assets                                               349,897        330,455        295,092        291,156        273,082
Deposits                                             292,627        276,945        247,414        238,458        241,913
Borrowings                                            23,253         19,573         19,034         25,999          3,805
Equity                                                32,223         29,368         27,391         25,372         26,058

OTHER DATA
Number of bank offices                                    11             10              8              8              8
Number of employees (full-time equivalent)               163            152            136            131            130

Trust and investment services
(in thousands)
  Assets under management (market value)          $   80,780     $   78,203     $   79,850     $   76,838     $   70,825
  Fee income                                             758            678            670            542            549
========================================================================================================================

Consolidated Statements of Financial Condition

                                                                       DECEMBER 31,
(dollars in thousands, except per share data)                      2002          2001
----------------------------------------------------------------------------------------
ASSETS
Interest bearing deposits with banks                             $     242     $     388
Cash and due from banks                                             10,878         9,722
Federal funds sold                                                       0        14,925
----------------------------------------------------------------------------------------
  Total cash and cash equivalents                                   11,120        25,035
Securities, available-for-sale                                      70,366        38,362
Securities, held-to-maturity (fair value $9,539 for 2002
  and $9,216 for 2001)                                               9,357         9,358
Loans held for sale                                                  4,586        12,349
Loans (net of deferred fees of $645 in 2002 and $691 in 2001)      233,960       225,785
Less-allowance for loan losses                                      (1,515)       (1,898)
----------------------------------------------------------------------------------------
  Net loans                                                        232,445       223,887
Premises and equipment                                               9,335         9,449
Other assets                                                        12,688        12,015
----------------------------------------------------------------------------------------
  Total assets                                                   $ 349,897     $ 330,455
========================================================================================

LIABILITIES
Deposits
 Noninterest bearing                                             $  30,120     $  26,093
 Interest bearing                                                  262,507       250,852
----------------------------------------------------------------------------------------
  Total deposits                                                   292,627       276,945
Short-term borrowings                                                7,089             0
Long-term debt                                                      16,164        19,573
Other liabilities                                                    1,794         4,569
----------------------------------------------------------------------------------------
  Total liabilities                                                317,674       301,087

STOCKHOLDERS' EQUITY
Preferred stock, par value $2.50 per share;
 1,000,000 shares authorized; 0 shares issued and outstanding            0             0
Common stock, par value $2.50 per share;
 10,000,000 shares authorized; 2,697,035 shares issued
 for 2002 and 2,564,261 for 2001                                     6,743         6,411
Additional paid-in capital                                          15,549        14,004
Retained earnings                                                    8,551         8,526
Accumulated other comprehensive income                               1,380           427
----------------------------------------------------------------------------------------
  Total stockholders' equity                                        32,223        29,368
----------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                    $  349,897     $ 330,455
========================================================================================

See accompanying notes.

Consolidated Statements of Income

                                                                   YEARS ENDED DECEMBER 31,
(dollars in thousands, except per share data)                     2002       2001       2000
----------------------------------------------------------------------------------------------
INTEREST INCOME
Loans, including fees                                            $17,231    $19,013    $18,342
Investment securities
  Taxable                                                          2,655      2,348      2,683
  Tax-exempt                                                         522        546        473
  Dividends                                                           37        120        227
Other                                                                229        575        179
----------------------------------------------------------------------------------------------
  Total interest income                                           20,674     22,602     21,904

INTEREST EXPENSE
Deposits                                                           7,698      9,704      9,762
Federal funds purchased and other
 short-term borrowings                                                10          7        607
Long-term debt                                                     1,199      1,160        695
----------------------------------------------------------------------------------------------
  Total interest expense                                           8,907     10,871     11,064
----------------------------------------------------------------------------------------------
  Net interest income                                             11,767     11,731     10,840

PROVISION FOR LOAN LOSSES                                            515        143        119
----------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses             11,252     11,588     10,721

NONINTEREST INCOME
Trust and investment services fees                                   758        678        670
Service charges on deposit accounts                                  792        705        662
Income from bank owned life insurance                                325        294        272
Other income                                                         708        660        531
Gain on sale of securities                                           179          0         29
Gain on mortgages, net of unrealized losses                          772        159          0
----------------------------------------------------------------------------------------------
  Total noninterest income                                         3,534      2,496      2,164

NONINTEREST EXPENSE
Salaries and benefits                                              6,005      5,281      4,824
Occupancy of premises, net                                           808        832        624
Furniture and equipment                                            1,072      1,083      1,035
Postage, stationery and supplies                                     410        395        340
Professional and legal                                               226        306        191
Marketing and advertising                                            432        414        369
Foreclosed real estate, net                                           71        239        139
Other                                                              1,984      1,748      1,602
----------------------------------------------------------------------------------------------
  Total noninterest expense                                       11,008     10,298      9,124
----------------------------------------------------------------------------------------------

  Income before income taxes                                       3,778      3,786      3,761

PROVISION FOR INCOME TAXES                                           677        932      1,054
----------------------------------------------------------------------------------------------
  Net income                                                     $ 3,101    $ 2,854    $ 2,707
==============================================================================================
  Net income per share, basic and diluted                        $  1.15    $  1.06    $  1.02
==============================================================================================

See accompanying notes.

Consolidated Statements of Cash Flows

                                                                             YEARS ENDED DECEMBER 31,
(dollars in thousands)                                                    2002          2001        2000
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                              $  3,101     $  2,854     $  2,707
Adjustments to reconcile net income to cash provided by operations:
  Depreciation                                                               958          945          908
  Provision for loan losses                                                  515          143          119
  Provision for losses on foreclosed real estate                              30           62           56
  Deferred federal income tax benefit                                       (614)          (8)         (21)
  Amortization of investment in real estate partnership                      777            0            0
  Increase in cash surrender value of life insurance investment             (325)        (294)        (272)
  Originations of held for sale mortgages                                (54,488)     (21,510)           0
  Proceeds from sales of held for sale mortgages                          63,023        9,320            0
  Gain on sales of held for sale mortgages                                  (772)        (218)           0
  Unrealized loss on held for sale mortgages                                   0           59            0
  Gain on sales of securities                                               (179)           0          (29)
  Gain on sales of foreclosed real estate                                    (58)         (89)         (71)
  (Increase) decrease in accrued interest receivable                        (116)         176         (164)
  (Increase) decrease in other assets                                       (552)        (183)         143
  Decrease in accrued interest payable                                      (163)        (101)         (59)
  Increase (decrease) in other liabilities                                   200          322          (15)
  Other, net                                                                 684          194         (118)
----------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) operating activities                    12,021       (8,328)       3,184

CASH FLOWS FROM INVESTING ACTIVITIES
Securities, available-for-sale:
  Purchases                                                              (69,094)     (14,606)     (10,059)
  Maturities and calls                                                    23,704       17,255       15,789
  Sales                                                                   14,544            0          983
Net increase in loans made to customers                                   (9,615)      (9,285)     (12,425)
Purchases of premises and equipment                                         (899)        (746)        (398)
Investment in real estate partnership                                     (2,982)           0            0
Investment in life insurance                                                (306)           0            0
Purchase of assets of insurance agency                                      (125)           0            0
Proceeds from sales of foreclosed real estate                                674        2,765          816
----------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                  (44,099)      (4,617)      (5,294)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand and savings deposits                               20,671       11,675       12,327
Net (decrease) increase in time deposits                                  (4,989)      17,856       (3,371)
Net increase (decrease) in short-term borrowings                           7,089            0      (15,657)
Proceeds from issuance of long-term debt                                       0        2,000        9,000
Repayment of long-term debt                                               (3,409)      (2,110)        (308)
Dividends paid                                                            (1,262)      (1,201)      (1,102)
Issuance of common stock                                                      67           27            0
Purchases of treasury stock                                                    0            0         (231)
Cash paid in lieu of fractional shares                                        (4)          (4)          (4)
----------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                               18,163       28,243          654
----------------------------------------------------------------------------------------------------------

  Net (decrease) increase in cash and cash equivalents                   (13,915)      15,298       (1,456)
  Cash and cash equivalents at beginning of year                          25,035        9,737       11,193
----------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                              $ 11,120     $ 25,035     $  9,737
==========================================================================================================
SUPPLEMENTAL DISCLOSURES
  Interest paid on deposits and borrowed funds                          $  9,070     $ 10,952     $ 11,168
  Income taxes paid                                                     $    725     $  1,099     $  1,032

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

                                                                                                 ACCUMULATED
                                                                        ADDITIONAL                  OTHER
                                                              COMMON     PAID-IN     RETAINED   COMPREHENSIVE   TREASURY
(dollars in thousands, except per share data)                  STOCK     CAPITAL     EARNINGS   INCOME (LOSS)    STOCK       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                   $  6,019    $ 11,978    $  9,050     $   (523)    $ (1,152)   $ 25,372
Comprehensive income:
 Net income                                                                             2,707                                 2,707
 Other comprehensive income, net of tax:
  Unrealized gains on securities net of reclassification
  adjustment for gains included in net income                                                          649                      649
                                                                                                                                ---
   Total comprehensive income                                                                                                 3,356
Cash dividends ($.41 per share)                                                        (1,102)                               (1,102)
5% stock dividend - 116,640 shares at fair value                  118         469      (1,811)                    1,220          (4)
Purchase of treasury stock (19,400 shares)                                                                         (231)       (231)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000                                      6,137      12,447       8,844          126         (163)     27,391
Comprehensive income:
 Net income                                                                             2,854                                 2,854
 Other comprehensive income, net of tax:
  Unrealized gains on securities                                                                       301                      301
                                                                                                                                ---
   Total comprehensive income                                                                                                 3,155
Cash dividends ($.45 per share)                                                        (1,201)                               (1,201)
5% stock dividend - 121,738 shares at fair value                  268       1,535      (1,970)                      163          (4)
Issuance of common stock under stock option plan                    6          22          (1)                                   27
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001                                      6,411      14,004       8,526          427            0      29,368
Comprehensive income:
 Net income                                                                             3,101                                 3,101
 Other comprehensive income, net of tax:
  Unrealized gains on securities net of reclassification
  adjustment for gains included in net income                                                          953                      953
                                                                                                                                ---
   Total comprehensive income                                                                                                 4,054
Cash dividends ($.47 per share)                                                        (1,262)                               (1,262)
5% stock dividend - 127,927 shares at fair value                  320       1,490      (1,814)                                   (4)
Issuance of common stock under dividend reinvestment plan           6          33                                                39
Issuance of common stock under stock option plan                    6          22                                                28
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002                                   $  6,743    $ 15,549    $  8,551     $  1,380     $      0    $ 32,223
===================================================================================================================================

See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Codorus Valley Bancorp, Inc. (Corporation or Codorus Valley) is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of banking services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). PeoplesBank operates two wholly owned subsidiaries, SYC Insurance Services, Inc. which sells nondeposit investment products and SYC Settlement Services, Inc. which provides real estate settlement services. PeoplesBank operates under a state charter subject to regulation by the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation.

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

INVESTMENT SECURITIES

The classification of securities is determined at the time of acquisition and is reevaluated at each reporting date. Securities classified as available-for-sale are debt securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity, and all equity securities. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in maturity mix of assets and liabilities, liquidity needs, regulatory considerations and other factors. Securities available-for-sale are carried at fair value, with unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income in stockholders' equity. Premiums and discounts are recognized in interest income using the interest method over the estimated life of the securities. Realized gains and losses from the sale of available-for-sale securities are computed on the basis of specific identification of the adjusted cost of each security and are shown net as a separate line item in the statement of income. Federal law requires a member institution of the Federal Home Loan Bank to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Securities classified as held-to-maturity are those debt securities that the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated life of the securities.

LOANS

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are generally deferred and recognized as adjustments of interest rate yields, by being amortized to interest income over the terms of the related loans. When circumstances indicate that collection of a loan is doubtful, the accrual of interest income is discontinued, and unpaid interest previously credited to income is reversed and charged against current income. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

LOANS HELD FOR SALE

Loans held for sale are reported at the lower of cost or fair value, as determined in the aggregate. The amount, by which cost exceeds fair value, if any, is accounted for as a valuation allowance and is charged to expense in the period of the change.

MORTGAGE SERVICING RIGHTS

An asset is recognized for mortgage servicing rights acquired through purchase or origination. Amounts capitalized are amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans are sold or securitized with servicing retained, the total cost of the mortgage loans is allocated to loans and the servicing rights based on their relative fair values. Loans serviced for others were $7,611,000 at December 31, 2002, $12,005,000 at December 31, 2001, and $11,733,000 at December 31, 2000. Related servicing rights were $52,000 at December 31, 2002, $83,000 at December 31, 2001, and $67,000 at December 31, 2000.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on current economic conditions, prior loss experience, adequacy of collateral, risk characteristics of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that PeoplesBank will be unable to collect all amounts due according to contractual terms of the loan agreement. An insignificant delay or shortfall in the amount of payments would not cause a loan to be rendered impaired. Impairment is measured on an individual loan basis for business loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment using loss factors derived in part from historical charge-offs. Income on impaired loans is recognized under the same policy as disclosed under Loans.

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

FORECLOSED REAL ESTATE

Foreclosed real estate, included in other assets, is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Foreclosed real estate is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management reviews valuations quarterly and the asset is carried at the lower of cost or fair value minus estimated costs to sell. Costs related to the improvement of foreclosed real estate are generally capitalized until the real estate reaches a saleable condition. Revenue and expense from operations and changes in the valuation allowance are included in expense. When a foreclosed real estate asset is ultimately sold, any gain or loss on the sale is included in the income statement as a component of foreclosed real estate expense.

INVESTMENT IN REAL ESTATE PARTNERSHIP

PeoplesBank is a 99.99 percent limited partner in a real estate joint venture to rehabilitate and operate seven buildings in the City of York (Pennsylvania) as part of a revitalization initiative. An affiliate of the YMCA of York holds the remaining partnership interest. The buildings will mainly provide low-income housing to qualified families and to a lesser degree, space for commercial purposes. The investment and related tax credits are accounted for under the effective yield method of accounting whereby tax credits are recognized as they are allocated and the cost of the investment is amortized to provide a constant yield over the period that tax credits are allocated. The investment balance, recorded in other assets, is $2,205,000 at December 31, 2002, as compared to the investment commitment of $2,982,000, recorded in other assets and other liabilities at December 31, 2001.

TRUST AND INVESTMENT SERVICES ASSETS

Assets held by PeoplesBank in a fiduciary or agency capacity for its customers are not included in the consolidated statements of financial condition since these items are not assets of PeoplesBank.

ADVERTISING

Advertising costs are charged to expense when incurred.

INCOME TAXES

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the effective date.

Notes to Consolidated Financial Statements

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PER SHARE DATA

Basic earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of shares of common stock outstanding, adjusted for stock dividends, was 2,693,361 for 2002, 2,691,242 for 2001 and 2,666,615 for 2000. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the presumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method. The weighted average number of dilutive shares was 11,603 for 2002, 9,150 for 2001 and 1,027 for 2000. All per share amounts have been adjusted for stock dividends.

STOCK-BASED COMPENSATION

Stock options issued under shareholder approved employee and director stock option plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant. Under APB 25, no compensation expense is recognized related to these plans. The pro forma impact on net income and earnings per share that would occur if compensation expense were recognized based on the estimated fair value of the options on the date of the grant is disclosed in Note 13 to the consolidated financial statements.

CASH FLOW INFORMATION

For purposes of the statements of cash flows, the Corporation considers interest bearing deposits with banks, cash and due from banks, and federal funds sold to be cash and cash equivalents.

Noncash items for the year ended December 31, 2002, consisted of the transfer of loans to foreclosed real estate for $356,000. Noncash items for the year ended December 31, 2001, included a real estate partnership investment commitment for $2,982,000, an asset acquired under a capital lease for $649,000, and the transfer of loans to foreclosed real estate for $1,346,000. Noncash items for the year ended December 31, 2000 consisted of the transfer of loans to foreclosed real estate for $1,795,000.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. These financial instruments are recorded on the balance sheet when they become payable by the borrower to the Corporation.

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

                                                        YEARS ENDED DECEMBER 31,
(dollars in thousands)                                2002        2001        2000
-----------------------------------------------------------------------------------
Unrealized holding gains arising during the year    $ 1,621     $   458     $ 1,012
Reclassification adjustment for gains
 included in income                                    (179)          0         (29)
-----------------------------------------------------------------------------------
Net unrealized gains                                  1,442         458         983
Tax effect                                             (489)       (157)       (334)
-----------------------------------------------------------------------------------
Net of tax amount                                   $   953     $   301     $   649
===================================================================================

SEGMENT REPORTING

Management has determined that it operates in only one segment, community banking. The Corporation's non-banking activities are insignificant to the consolidated financial statements.

TREASURY STOCK

The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

RECLASSIFICATIONS

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation format. These reclassifications had no impact on the Corporation's net income.

RECENTLY ISSUED FASB STATEMENTS

In April 2002, the Financial Accounting Standards Board issued Statement No. 145, "Rescission of Statements No. 4, 44 and 64, Amendment of Statement No. 13." This statement requires that debt extinguishment no longer be classified as an extraordinary item since debt extinguishment has become a risk management strategy for many companies. It also eliminates the inconsistent accounting treatment for sale-leaseback transactions and certain lease modifications that have economic effects similar to sale-leaseback transactions. This statement became effective May 15, 2002, and did not have any impact on the Corporation's financial condition or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement delays recognition of these costs until liabilities are incurred, rather than at the date of commitment to the plan, and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002 and are not expected to have a significant impact on the Corporation's financial condition or results of operations.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination". If the acquisition meets the conditions of a "business combination", the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002 and the amount of any unidentifiable intangible asset will be reclassified to goodwill upon adoption of Statement No.
147. The transition provisions were effective on October 1, 2002, and did not have any impact on the Corporation's financial condition or results of operations.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash balances reserved to meet regulatory requirements of the Federal Reserve Bank and balances maintained at other banks for compensating balance requirements averaged approximately $4,198,000 for 2002 and $3,740,000 for 2001.

Notes to Consolidated Financial Statements

NOTE 3 - SECURITIES AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

A summary of available-for-sale and held-to-maturity securities at December 31 follows:

                                                         GROSS       GROSS
                                            AMORTIZED  UNREALIZED  UNREALIZED     FAIR
(dollars in thousands)                        COST       GAINS       LOSSES       VALUE
---------------------------------------------------------------------------------------
2002
Available-for-sale
Debt securities
  U.S. treasuries                            $ 1,004    $    16     $     0     $ 1,020
  U.S. agencies                               35,087      1,015           0      36,102
  States and municipals                       10,474        679           0      11,153
  Mortgage-backed securities                  20,207        381           0      20,588
---------------------------------------------------------------------------------------
    Total debt securities                     66,772      2,091           0      68,863
Equity securities                              1,503          0           0       1,503
---------------------------------------------------------------------------------------
    Total available-for-sale                 $68,275    $ 2,091     $     0     $70,366
=======================================================================================
Held-to-maturity
Debt securities-corporate trust preferred    $ 9,357    $   445     $  (263)    $ 9,539
---------------------------------------------------------------------------------------
    Total held-to-maturity                   $ 9,357    $   445     $  (263)    $ 9,539
=======================================================================================

2001
Available-for-sale
Debt securities
  U.S. agencies                              $14,114    $   368     $    (2)    $14,480
  States and municipals                       10,871        238         (39)     11,070
  Mortgage-backed securities                  11,788         71         (13)     11,846
---------------------------------------------------------------------------------------
    Total debt securities                     36,773        677         (54)     37,396
Equity securities                                941         25           0         966
---------------------------------------------------------------------------------------
    Total available-for-sale                 $37,714    $   702     $   (54)    $38,362
=======================================================================================
Held-to-maturity
Debt securities-corporate trust preferred    $ 9,358    $    68     $  (210)    $ 9,216
---------------------------------------------------------------------------------------
    Total held-to-maturity                   $ 9,358    $    68     $  (210)    $ 9,216
=======================================================================================

Equity securities at December 31, 2002 include $1,503,000 of Federal Home Loan Bank stock and Atlantic Central Bankers Bank common stock, which are held at cost. The comparable amount at December 31, 2001, was $926,000. The amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future. Mortgage-backed securities are included in the maturity categories based on average expected life.

                                             DECEMBER 31, 2002
                                            AMORTIZED     FAIR
(dollars in thousands)                        COST       VALUE
---------------------------------------------------------------
Available-for-sale
Due in one year or less                      $ 8,465    $ 8,613
Due after one year through five years         51,112     52,589
Due after five years through ten years         5,601      5,971
Due after ten years                            1,594      1,690
---------------------------------------------------------------
 Total debt securities, available-for-sale   $66,772    $68,863
===============================================================
Held-to-maturity
Due after ten years                          $ 9,357    $ 9,539
===============================================================

Gross gains realized from the sale of available-for-sale securities were $179,000, $0 and $29,000, for 2002, 2001 and 2000, respectively. Securities with a carrying value of $21,057,000 and $16,764,000 on December 31, 2002 and 2001,
respectively, were pledged to secure certain public and trust deposits.

NOTE 4 - LOANS

The composition of the loan portfolio at December 31, is as follows:

(dollars in thousands)                               2002        2001
-----------------------------------------------------------------------
Commercial, industrial and agricultural            $161,425    $152,112
Real estate - construction and land development      20,596      21,889
-----------------------------------------------------------------------
   Total commercial related loans                   182,021     174,001
Real estate - residential mortgages                  24,803      24,799
Installment                                          27,136      26,985
-----------------------------------------------------------------------
   Total consumer related loans                      51,939      51,784
-----------------------------------------------------------------------
   Total loans                                     $233,960    $225,785
=======================================================================

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in York County, Pennsylvania and northern Maryland. Although this may pose a concentration risk geographically, we believe the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year-end 2002 and 2001, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial leasing industry accounted for 16 and 21 percent, respectively of the total loan portfolio. Loans to borrowers within this industry are usually collateralized by real estate.

Loans to directors, executive officers, principal shareholders, and any associates of such persons amounted to $3,453,000 at December 31, 2002, and $3,151,000 at December 31, 2001. During 2002, total loan additions, as adjusted, amounted to $4,803,000 and total payments collected, as adjusted, amounted to $4,501,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year-end 2002, all loans to this group were current and performing in accordance with contractual terms.

NOTE 5 - IMPAIRED, NONACCRUAL AND PAST DUE LOANS

Information regarding impaired commercial loans at December 31, was as follows:

(dollars in thousands)                                      2002      2001      2000
-------------------------------------------------------------------------------------
Impaired loans                                             $6,445    $2,199    $2,006
Amount of impaired loans that have a related allowance      1,359     2,199     2,006
Allowance for impaired loans                                  444       734       376
Average investment in impaired loans                        5,869     2,650     2,528
Interest income recognized on impaired commercial loans
 (Primarily accrual basis)                                    152       115        37
=====================================================================================

As of December 31, 2002 and 2001, the loan portfolio included total nonaccrual loans of $5,051,000 and $1,411,000, respectively. Interest that would have been included in income had those loans been accruing at their contractual rates in 2002 was $253,000, compared with $36,000 that was recognized in income. Loans contractually past due 90 days or more as to principal or interest, but still accruing interest totaled $453,000 at December 31, 2002 and $164,000 at December 31, 2001.

NOTE 6 - ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

(dollars in thousands)                      2002        2001        2000
-------------------------------------------------------------------------
Balance at beginning of year              $ 1,898     $ 1,967     $ 2,023
Provision charged to operating expense        515         143         119
Loans charged off                          (1,185)       (232)       (238)
Recoveries                                    287          20          63
-------------------------------------------------------------------------
Balance at end of year                    $ 1,515     $ 1,898     $ 1,967
=========================================================================

Notes to Consolidated Financial Statements

NOTE 7 - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, was as follows:

(dollars in thousands)             2002         2001
------------------------------------------------------
Land                             $  1,149     $  1,150
Buildings and improvements          8,481        8,220
Capitalized leased premises           672          672
Equipment                           6,156        6,114
------------------------------------------------------
                                   16,458       16,156
Less-accumulated depreciation      (7,123)      (6,707)
------------------------------------------------------
Net premises and equipment       $  9,335     $  9,449
======================================================

PeoplesBank leases certain banking branches under capital and noncancellable operating leases, which expire on various dates through 2016. The terms include various renewal options and provide for rental increases based upon predetermined factors. Total lease expenses under operating leases amounted to $38,000 in 2002, $22,000 in 2001 and $17,000 in 2000. At December 31, 2002,
future minimum lease payments for these leases and a capital lease are payable as follows:

                                              CAPITAL   OPERATING
(dollars in thousands)                         LEASE     LEASES
-----------------------------------------------------------------
2003                                          $   81      $ 70
2004                                              88        66
2005                                              88        67
2006                                              94        67
2007                                              95        68
Thereafter                                       803       295
--------------------------------------------------------------
Total future minimum lease payments            1,249      $633
Less-interest                                   (594)
--------------------------------------------------------------
Present value of minimum lease payments       $  655
==============================================================

NOTE 8 - DEPOSITS

The composition of deposits at December 31, was as follows:

(dollars in thousands)                        2002         2001
----------------------------------------------------------------
Noninterest bearing demand                  $ 30,120    $ 26,093
NOW                                           34,851      29,301
Money market                                  73,938      62,148
Savings                                       13,023      13,719
Time CDs less than $100,000                  114,808     117,724
Time CDs $100,000 or more                     25,887      27,960
----------------------------------------------------------------
Total deposits                              $292,627    $276,945
================================================================

Scheduled maturities of time deposits as of December 31, were as follows:

(dollars in thousands)                         2002
----------------------------------------------------
2003                                        $ 67,294
2004                                          34,550
2005                                          24,277
2006                                           4,108
2007                                          10,466
----------------------------------------------------
Total time deposits                         $140,695
====================================================

NOTE 9 - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The schedule below provides a summary of short-term borrowings that consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from the FHLBP, for both short and long-term credit needs, is approximately $99 million. As of December 31, 2002, total unused credit with the FHLBP was approximately $78 million. Obligations to the FHLBP are secured by FHLB stock and qualifying collateral, principally the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program.

A summary of aggregate short-term borrowings on December 31, is as follows:

(dollars in thousands)                                             2002           2001           2000
-------------------------------------------------------------------------------------------------------
Amount outstanding at end of year                                 $7,089         $    0         $     0
Weighted average interest rate at end of year                       1.31%          0.00%           0.00%
Maximum amount outstanding at any month-end                       $7,089         $3,000         $18,100
Daily average amount outstanding                                  $  591         $  101         $ 9,603
Approximate weighted average interest rate for the year             1.69%          6.93%           6.32%
=======================================================================================================

A summary of long-term debt at December 31, is as follows:

(dollars in thousands)                              2002      2001
--------------------------------------------------------------------
Obligations of PeoplesBank to FHLBP
  Due 2002, 6.03%                                 $     0    $ 3,000
  Due 2004, 5.12%                                   1,025      1,025
  Due 2005, 5.36%, convertible quarterly after
   December 2002                                    6,000      6,000
  Due 2007, 4.69%, amortizing                       1,636      1,977
  Due 2014, 6.43%, convertible quarterly after
   July 2009                                        5,000      5,000
Obligation of Codorus Valley Bancorp, Inc.
  Due 2009, 7.35%, amortizing                       1,848      1,899
--------------------------------------------------------------------
                                                   15,509     18,901
Capital lease obligation                              655        672
--------------------------------------------------------------------
Total long-term debt                              $16,164    $19,573
====================================================================

PeoplesBank's obligations to FHLBP are fixed rate and fixed/floating (convertible) rate instruments. The FHLBP has an option on the convertible borrowings to convert the rate to a floating rate after the expiration of a specified period. The floating rate is based on the LIBOR index plus a spread. If the FHLBP elects to exercise its conversion option, PeoplesBank can repay the converted loan without a prepayment penalty. The obligation of Codorus Valley is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania. Total maturities of long-term debt over the next five years are as follows: $455,000 in 2003, $1,506,000 in 2004, $6,506,000 in 2005, $540,000 in 2006 and $112,000 in 2007.

Notes to Consolidated Financial Statements

NOTE 10 - STOCKHOLDERS' EQUITY

On April 9, 2002, the board of directors declared a 5 percent common stock dividend payable on or before June 6, 2002, to shareholders of record on April 23, 2002. On April 10, 2001, the board of directors declared a 5 percent common stock dividend payable on or before June 7, 2001, to shareholders of record on April 24, 2001. On April 25, 2000, the board of directors declared a 5 percent common stock dividend payable on or before June 23, 2000, to shareholders of record on May 9, 2000.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which allows additional shares of common stock to be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 152,326 shares of common stock are reserved and available for issuance at December 31, 2002. Under the Plan, 2,642 shares were issued in 2002 and no shares were issued in 2001 and 2000. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

NOTE 11 - REGULATORY MATTERS

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL prohibits dividend payments if such payment would render the Corporation insolvent or result in negative net worth. Payment of dividends to the Corporation by PeoplesBank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended.

The Corporation and PeoplesBank are subject to various regulatory capital requirements. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if imposed, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and PeoplesBank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators.

Quantitative measures established by regulators to ensure capital adequacy require the Corporation and PeoplesBank to maintain minimum ratios, as set forth below, to total and tier I capital as a percentage of risk-weighted assets, and of tier I capital to average assets (leverage ratio). Management believes that the Corporation and PeoplesBank were well capitalized on December 31, 2002, based on FDIC capital guidelines.

The FDIC's minimum quantitative standards for a well capitalized institution are as follows: tier I risk-based capital ratio, 6 percent; total risk-based capital ratio, 10 percent; and leverage ratio, 5 percent. The FDIC's minimum quantitative standards for an adequately capitalized institution are as follows: tier I risk-based capital ratio, 4 percent; total risk-based capital ratio, 8 percent; and leverage ratio, 4 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The following table shows the Corporation's and PeoplesBank's actual and required ratios and capital amounts on December 31, 2002 and 2001.

                                                                 MINIMUM FOR                WELL CAPITALIZED
CODORUS VALLEY BANCORP, INC.         ACTUAL                   CAPITAL ADEQUACY                  MINIMUM*
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)          AMOUNT    RATIO           AMOUNT              RATIO         AMOUNT      RATIO
------------------------------------------------------------------------------------------------------------------------------------
at December 31, 2002
Capital ratios:
  Tier 1 risk-based             $30,475   11.32%   > than = to $ 10,770   > than = to 4.0%   N/A         N/A
  Total risk-based               31,990   11.88    > than = to   21,539   > than = to 8.0    N/A         N/A
  Leverage                       30,475    8.93    > than = to   13,650   > than = to 4.0    N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
at December 31, 2001
Capital ratios:
  Tier 1 risk-based             $28,932   10.88%   > than = to $ 10,637   > than = to 4.0%   n/a         n/a
  Total risk-based               30,829   11.59    > than = to   21,275   > than = to 8.0    n/a         n/a
  Leverage                       28,932    9.27    > than = to   12,482   > than = to 4.0    n/a         n/a
------------------------------------------------------------------------------------------------------------------------------------

                                                                   MINIMUM FOR                            WELL CAPITALIZED
PEOPLESBANK                          ACTUAL                     CAPITAL ADEQUACY                               MINIMUM*
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)          AMOUNT     RATIO          AMOUNT              RATIO              AMOUNT                RATIO
------------------------------------------------------------------------------------------------------------------------------------
at December 31, 2002
Capital ratios:
  Tier 1 risk-based             $25,946    9.86%   > than = to $ 10,521   > than = to 4.0%  > than = to $15,782   > than = to   6.0%
  Total risk-based               27,461   10.44    > than = to   21,042   > than = to 8.0   > than = to  26,303   > than = to  10.0
  Leverage                       25,946    7.75    > than = to   13,390   > than = to 4.0   > than = to  16,738   > than = to   5.0
====================================================================================================================================
at December 31, 2001
Capital ratios:
  Tier 1 risk-based             $23,919    9.23%   > than = to $ 10,369   > than = to 4.0%  > than = to $15,554   > than = to   6.0%
  Total risk-based               25,816    9.96    > than = to   20,738   > than = to 8.0   > than = to  25,923   > than = to  10.0
  Leverage                       23,919    7.86    > than = to   12,207   > than = to 4.0   > than = to  15,259   > than = to   5.0
====================================================================================================================================

* To be well capitalized under prompt correction action provisions.

NOTE 12 - BENEFIT PLANS

DEFINED CONTRIBUTION PLAN

The Corporation maintains a 401(k) savings and investment plan covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 2002, 2001, and 2000, the Corporation matched 50 percent of the first 6 percent of an employee's contribution. The Corporation's expense for the 401(k) savings and investment plan was $92,000 for 2002, $77,000 for 2001, and $67,000 for 2000.

SUPPLEMENTAL BENEFIT PLANS

PeoplesBank maintains supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverage. The expense associated with these plans was approximately $130,000 for 2002, $118,000 for 2001, and $109,000 for 2000. The accrued liability was $482,000 at December 31, 2002, and $352,000 at December 31, 2001. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank. The cash surrender value of insurance policies was approximately $6,725,000 at December 31, 2002, and $6,094,000 at December 31, 2001.

EMPLOYEE STOCK BONUS PLAN

In 2001, the Corporation implemented an Employee Stock Bonus Plan, administered by nonemployee members of the Corporation's board of directors, under which the Corporation may issue shares of its common stock to employees as performance based compensation. As of December 31, 2002, 10,348 shares of common stock were reserved for possible issuance under this plan, subject to future adjustment in the event of specified changes in the Corporation's capital structure. Under the Employee Stock Bonus Plan, 152 shares of stock were issued during 2002 and no shares of stock were issued during 2001.

Notes to Consolidated Financial Statements

NOTE 13 - STOCK OPTION PLANS

The Corporation maintains three stock option plans as follows: a 2000 Stock Incentive Plan (2000 Plan), a 1998 Independent Directors Stock Option Plan (1998
Plan) and a 1996 Stock Incentive Plan (1996 Plan).

Shares reserved and available for issuance were 110,250 for the 2000 Plan, 117,140 for the 1998 Plan, and 87,630 for the 1996 Plan at December 31, 2002. Shares reserved for future issuance under each plan are subject to adjustment in the event of specified changes in the Corporation's capital structure. Options awarded under these plans to date have been granted with an exercise price equal to the fair value of the stock on the grant date, a vesting period of six months and an expiration period of ten years.

The 2000 Plan also allows for the granting of stock appreciation rights and restricted stock, none of which have been granted to date at December 31, 2002.

A summary of stock options from all Plans, adjusted for stock dividends, is presented in the following table:

                                                                YEARS ENDED DECEMBER 31,
                                               2002                      2001                          2000
                                     ---------------------------------------------------------------------------------
                                                   WEIGHTED                     WEIGHTED                    WEIGHTED
                                                AVG. EXERCISE                AVG. EXERCISE               AVG. EXERCISE
                                      OPTIONS       PRICE        OPTIONS         PRICE        OPTIONS        PRICE
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     181,952      $   14.77      162,689       $   15.00      145,049      $   15.50
Granted                               12,000          15.50       32,550           14.00       17,640          10.88
Exercised                             (2,205)         10.88       (2,205)          10.88            -              -
Forfeited                                  -              -      (11,082)          16.70            -              -
--------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           191,747      $   14.86      181,952       $   14.77      162,689      $   15.00
====================================================================================================================

Information regarding options outstanding as of December 31, 2002 is presented in the following table:

                                                                               WEIGHTED AVG.
                                               OPTIONS      WEIGHTED AVG.      CONTRACTUAL      OPTIONS      WEIGHTED AVG.
                                             OUTSTANDING   EXERCISE PRICE         LIFE        EXERCISABLE   EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------------
Options with exercise prices
 ranging from $9.50 to $11.50                   29,308       $   10.77          5.5 YEARS        29,308       $   10.77
Options with exercise prices
 ranging from $11.51 to $16.50                 128,398           14.93          6.8 YEARS       104,899           14.96
Options with exercise prices
 ranging from $16.51 to $19.00                  34,041           18.14          5.5 YEARS        34,041           18.14
-----------------------------------------------------------------------------------------------------------------------
Total options outstanding with exercise
 prices ranging from $9.50 to $19.00           191,747       $   14.86          6.4 YEARS       168,248       $   14.87
=======================================================================================================================

The grant-date fair value of options granted, adjusted for stock dividends, was $6.60 for 2002, $6.45 for 2001 and $2.90 for 2000. These values were calculated using the Black-Scholes option valuation model. The following significant assumptions were used:

                                2002      2001      2000
--------------------------------------------------------
Expected life (in years)        5.25      6.21      5.25
Risk free interest rate         4.52%     4.88%     5.75%
Expected volatility             56.9%     59.1%     27.1%
Expected dividend yield          3.2%      3.2%      2.6%
========================================================

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

In accordance with Financial Accounting Standard No.123, the Corporation has elected to disclose the pro forma information regarding net income and net income per share as if the stock options had been accounted for under the recognition provisions of the Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma amounts are indicated below:

                                                       YEARS ENDED DECEMBER 31,
(dollars in thousands, except per share data)          2002      2001      2000
--------------------------------------------------------------------------------
Reported net income                                   $3,101    $2,854    $2,707
Deduct total stock-based employee compensation
 expense determined under fair value based method
 for all awards, net of related tax effects              160       115        99
--------------------------------------------------------------------------------
Pro forma net income                                  $2,941    $2,739    $2,608
--------------------------------------------------------------------------------
Reported basic and diluted earnings per share         $ 1.15    $ 1.06    $ 1.02
--------------------------------------------------------------------------------
Pro forma basic and diluted earnings per share        $ 1.09    $ 1.02    $  .98
================================================================================

NOTE 14 - INCOME TAXES

Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

(dollars in thousands)                                           2002      2001
--------------------------------------------------------------------------------
Deferred tax assets
  Allowance for loan losses                                     $  351    $  481
  Deferred compensation                                            164       120
  Partnership investment amortization                              259         0
  Tax credit carryforward                                          428         0
--------------------------------------------------------------------------------
    Total deferred tax assets                                    1,202       601
--------------------------------------------------------------------------------

Deferred tax liabilities
  Deferred loan fees                                                82        75
  Depreciation                                                     259       290
  Net unrealized gains on available-for-sale securities            711       222
  Other, net                                                       107        96
--------------------------------------------------------------------------------
    Total deferred tax liabilities                               1,159       683
--------------------------------------------------------------------------------
    Net deferred tax asset (liability)                          $   43    $  (82)
================================================================================

Analysis of federal income taxes reflected in the income statements is as follows:

(dollars in thousands)                  2002        2001        2000
---------------------------------------------------------------------
Current tax provision                 $ 1,291     $   940     $ 1,075
Deferred tax provision                   (614)         (8)        (21)
---------------------------------------------------------------------
     Total tax provision              $   677     $   932     $ 1,054
=====================================================================

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

(dollars in thousands)                                  2002        2001        2000
-------------------------------------------------------------------------------------
Income before income taxes                            $ 3,778     $ 3,786     $ 3,761
=====================================================================================
Computed tax at 34%                                   $ 1,285     $ 1,287     $ 1,279
Increase (reduction) in taxes resulting from:
  Tax-exempt interest income                             (182)       (190)       (165)
  Interest expense disallowance                            20          27          26
  Tax-exempt income from bank owned life insurance       (110)       (100)        (92)
  Tax credits                                            (372)        (99)          0
  Other, net                                               36           7           6
-------------------------------------------------------------------------------------
Provision for income taxes                            $   677     $   932     $ 1,054
=====================================================================================

The provision for income taxes includes $61,000, $0 and $10,000 of applicable income tax expense related to net investment security gains in 2002, 2001 and 2000, respectively. Based on current tax law, tax credits can be carried back one year and carried forward twenty years.

Notes to Consolidated Financial Statements

NOTE 15 - COMMITMENTS TO EXTEND CREDIT

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

To varying degrees, these instruments contain elements of credit and market risk similar to those involved in extending loans to customers. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, commitments to extend credit and letters of credit have fixed expiration dates or termination clauses, are at specific rates and are for specific purposes. Many of the commitments are expected to expire without being drawn; therefore, total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of outstanding commitments:

                                                      DECEMBER 31,
(dollars in thousands)                             2002        2001
--------------------------------------------------------------------
Commitments to grant loans
  Fixed rate                                      $15,180    $12,082
  Variable rate                                     4,840      6,522

Unfunded commitments of existing loans
  Fixed rate                                      $14,316    $ 9,914
  Variable rate                                    28,681     25,916

Standby letters of credit                         $ 2,454    $ 3,504
====================================================================

NOTE 16 - CONTINGENT LIABILITIES

During the second quarter of 2001, PeoplesBank's management became aware of a potential loss stemming from its merchant credit card business. Some individuals who transacted business with a former PeoplesBank merchant customer are seeking refunds claiming that service was not rendered. The merchant did not have sufficient funds to cover reimbursement requests, and PeoplesBank terminated the merchant's credit card account relationship. Losses of approximately $1,000 and $41,000 were included in other expense for 2002 and 2001, respectively. These losses represent refunds in excess of funds available in the merchant's account. We cannot estimate the additional potential loss associated with this merchant credit card account at this time.

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The Corporation used the methods and assumptions below in estimating its fair value disclosures for financial instruments.

Cash and equivalents - The carrying amounts reported in the balance sheet for cash and equivalents approximate their fair value at the reporting date.

Investment securities - Fair values for investment securities are based on quoted market prices, where available. When quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable - For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk; fair values were based on carrying values. For fixed-rate loans, fair values were estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgage servicing rights - The fair value of mortgage servicing rights is based on observable market prices available or the present value of expected future cash flows when not available.

Accrued interest receivable and payable - The carrying amounts of accrued interest receivable and payable approximate their fair values.

Demand and savings deposits - The carrying amounts of demand and savings deposits approximate their fair values.

Time deposits - The carrying value of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate market value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

Short-term borrowings - The carrying amount of short-term borrowings approximates the fair value.

Long-term debt - The fair value of long-term debt is estimated by discounting the future cash flows, using rates available for debt of similar remaining maturities at the reporting date.

Off-balance sheet instruments - The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. These amounts were not considered material at December 31, 2002 and 2001.

An analysis of financial instruments is as follows:

                                   DECEMBER 31, 2002       DECEMBER 31, 2001
                                  CARRYING      FAIR      CARRYING      FAIR
(dollars in thousands)             AMOUNT       VALUE      AMOUNT       VALUE
------------------------------------------------------------------------------
Financial assets:
Cash and equivalents              $ 11,120    $ 11,120    $ 25,035    $ 25,035
Securities, available-for-sale      70,366      70,366      38,362      38,362
Securities, held-to-maturity         9,357       9,539       9,358       9,216
Loans, held for sale                 4,586       4,649      12,349      12,349
Loans, net of allowance            232,445     235,993     223,887     222,998
Mortgage servicing rights               52          52          83          83
Accrued interest receivable          1,721       1,721       1,605       1,605

Financial liabilities:
Demand and savings deposits       $151,932    $151,932    $131,261    $131,261
Time deposits                      140,695     145,272     145,684     151,127
Short-term borrowings                7,089       7,089           0           0
Long-term debt                      16,164      17,663      19,573      20,143
Accrued interest payable               433         433         596         596
==============================================================================

Notes to Consolidated Financial Statements

NOTE 18 - CONDENSED FINANCIAL INFORMATION-PARENT COMPANY ONLY

CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                         DECEMBER 31,
(dollars in thousands)                                 2002       2001
-----------------------------------------------------------------------
ASSETS
Cash and due from banks                              $   181    $    82
Securities, available-for-sale                             0         40
Securities, held-to-maturity                           3,776      4,291
Investment in subsidiaries                            27,697     24,340
Premises and equipment                                 4,389      4,525
Other assets                                             146        165
-----------------------------------------------------------------------
  Total assets                                       $36,189    $33,443
=======================================================================

LIABILITIES
Long-term debt                                       $ 1,848    $ 1,899
Long-term debt with subsidiary, PeoplesBank            2,092      2,149
Other liabilities                                         26         27
-----------------------------------------------------------------------
  Total liabilities                                    3,966      4,075
STOCKHOLDERS' EQUITY                                  32,223     29,368
-----------------------------------------------------------------------
  Total liabilities and stockholders' equity         $36,189    $33,443
=======================================================================

CONDENSED STATEMENTS OF INCOME

                                                           YEARS ENDED DECEMBER 31,
(dollars in thousands)                                     2002      2001      2000
------------------------------------------------------------------------------------
INCOME
Interest from investment securities                       $  371    $  394    $  393
Dividends from PeoplesBank,
 A Codorus Valley Company                                  1,263     1,301     1,179
Rental income                                                456       445       479
Other                                                         24         0         0
------------------------------------------------------------------------------------
  Total income                                             2,114     2,140     2,051
EXPENSE
Interest expense on long-term debt                           312       319       327
Other                                                        595       656       581
------------------------------------------------------------------------------------
  Total expense                                              907       975       908
------------------------------------------------------------------------------------
  Income before applicable income tax benefit and
   undistributed earnings of subsidiaries                  1,207     1,165     1,143
APPLICABLE INCOME TAX BENEFIT                                 22        46        13
------------------------------------------------------------------------------------
  Income before undistributed earnings of subsidiaries     1,229     1,211     1,156
Undistributed earnings of subsidiaries                     1,872     1,643     1,551
------------------------------------------------------------------------------------
  Net income                                              $3,101    $2,854    $2,707
====================================================================================

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
(dollars in thousands)                                                       2002         2001        2000
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                               $ 3,101      $ 2,854     $ 2,707
  Adjustments to reconcile net income to net cash
  provided by operations:
   Depreciation                                                                171          172         169
   Undistributed earnings of subsidiaries                                   (1,872)      (1,643)     (1,551)
   Gain on sale of premises and equipment and securities                       (24)           0           0
   Other, net                                                                   25          (45)        (23)
-----------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                1,401        1,338       1,302

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of securities, available-for-sale                         40            0           0
  Purchase of securities, available-for-sale                                     0           (1)         (1)
  Purchases of premises and equipment                                          (75)         (52)        (58)
  Proceeds from sales of premises and equipment                                 40            0           0
-----------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                          5          (53)        (59)

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayments of long-term debt                                                (108)        (100)        (91)
  Dividends paid                                                            (1,262)      (1,102)     (1,102)
  Issuance of common stock                                                      67           27           0
  Purchases of treasury stock                                                    0            0        (231)
  Cash paid in lieu of fractional shares                                        (4)          (4)         (4)
-----------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                   (1,307)      (1,278)     (1,428)
-----------------------------------------------------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalents                        99            7        (185)
    Cash and cash equivalents at beginning of year                              82           75         260
-----------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                               $   181      $    82     $    75
===========================================================================================================

Report of Independent Auditors

[LOGO OF BEARD MILLER COMPANY]

The Stockholders and Board of Directors

Codorus Valley Bancorp, Inc.

York, Pennsylvania

         We have audited the accompanying consolidated statements of financial condition of Codorus Valley Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Codorus Valley Bancorp, Inc. for the year ended December 31, 2000 were audited by other auditors, whose report dated February 5, 2001, expressed an unqualified opinion on those statements.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Codorus Valley Bancorp, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
                                               /s/ Beard Miller Company LLP
                                               --------------------------
                                               BREAD MILLER COMPANY LLP

Harrisburg, Pennsylvania
January 13, 2003

Management's Discussion of Consolidated Financial Condition & Results of Operations

Management's discussion and analysis of the significant changes in financial condition, results of operations, capital resources and liquidity presented in the accompanying consolidated financial statements for Codorus Valley Bancorp, Inc., (Codorus Valley or Corporation) a bank holding company, and its wholly owned subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank), are provided below. Codorus Valley's consolidated financial condition and results of operations consist almost entirely of PeoplesBank's financial condition and results of operations. Current performance does not guarantee and may not be indicative of similar performance in the future.

FORWARD-LOOKING STATEMENTS:

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

Shareholders should note that many factors, some of which are discussed elsewhere in this report and in the documents that management incorporates by reference, could affect the future financial results of the Corporation and its subsidiaries, both individually and collectively, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this Annual Report. These factors include the following:

         -     operating, legal and regulatory risks;

         - economic, political and competitive forces affecting banking, securities, asset management and credit services businesses; and

         - the risk that management's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that Codorus Valley files periodically with the Securities and Exchange Commission.

CRITICAL ACCOUNTING ESTIMATES:

Disclosure of Codorus Valley's significant accounting policies is included in
Note 1 to the consolidated financial statements of this Annual Report. Some of these policies are particularly sensitive, requiring that significant judgments, estimates and assumptions be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including the provision and allowance for loan losses, located on pages 28 and 34 of this Annual Report.

Significant estimates are made by management in determining the allowance for loan losses. Management considers a variety of factors in establishing this estimate such as current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, financial and managerial strength of borrowers, adequacy of collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Estimates related to the value of collateral also have a significant impact on whether or not management continues to accrue income on delinquent loans and on the amounts at which foreclosed real estate is recorded on the statement of financial condition.

As permitted by SFAS No. 123, the Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No.
25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Corporation's stock option plans. The pro forma impact of net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of the grant, is disclosed in Note 13 to the consolidated financial statements. The Corporation has no current plans to change its method of accounting for stock-based compensation.

Overview

THE UNITED STATES ECONOMY

On November 6, 2002, the Federal Reserve Board (Fed) lowered the federal funds rate one-half percent to 1.25 percent, its only interest rate change for 2002. The national prime rate moved in lock step and ended the year at 4.25 percent. Both benchmark interest rates were at 41-year lows. The year 2002 ended with consumer confidence declining due to rising unemployment and a discouraging job outlook. Other factors constraining economic growth throughout the year included: the third of three consecutive years of stock market losses, an occurrence not seen in the past 60 years; high profile accounting scandals and bankruptcies; lackluster corporate earnings reports; and anxiety over terrorism and possible military conflict around the world.

Comparatively, in January 2001, the Fed began a series of interest rate cuts to stimulate an economy suffering from reduced demand. By March, the United States economy was officially in recession. On September 11, the U.S. experienced the worst terrorist attacks in its history, which further dampened the economy and consumer confidence. The prime lending rate began the year at 9.5 percent. By year-end, prime was 4.75 percent, its lowest level in 40 years. Throughout the year, unemployment increased and for the second consecutive year stock market indices reflected losses.

THE FINANCIAL SERVICES INDUSTRY

In the first nine months of 2002, commercial banks earned 23 percent more than in the same period of 2001, based on the most current available information from the FDIC. In spite of a

Management's Discussion of Consolidated Financial Condition & Results of Operations

sluggish national economy, the industry is poised for a record earnings year. The increase in earnings was due primarily to a 12 percent increase in net interest income, which was positively impacted by an increase in earning assets and lower funding costs. A 9 percent increase in noninterest income also contributed to earnings growth. The increase in net interest income and noninterest income more than offset a 26 percent increase in loan loss provision expense. Approximately one-half of the increase in loan loss provision expense this year came from losses associated with banks' international operations. Credit-quality problems continued to grow in commercial and industrial loan portfolios at large banks and the loss rate on credit cards remained high. Based on the first three quarters of 2002 annualized, the 7,933 institutions that comprised the commercial banking industry achieved a return on assets of 1.37 percent and a return on equity of 14.88 percent.

For the third consecutive year, bank stocks represented on the Nasdaq Bank Stock Index outperformed the benchmark S&P 500 Index. The Nasdaq Bank Stock Index increased 5 percent for 2002, 13 percent for 2001 and 19 percent for 2000. Comparatively, the S&P500 Index declined 23 percent for 2002, 13 percent for 2001 and 9 percent for 2000.

Management believes that the industry will continue to consolidate, but at a slower pace than in the past. Mergers and acquisitions will continue to be a strategy to increase profits and market share. With an emphasis on strengthening customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that industry consolidation and product diversification may enhance its competitive position as a community bank.

BUSINESS STRATEGIES

Throughout 2002, management and the board of directors continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. In September, PeoplesBank acquired the assets of Market Street Financial Services, Inc. (Market Street Financial), an insurance agency. The addition of Market Street Financial allows PeoplesBank to further its expertise in investments and insurance, expand its product menu and increase fee income. In December, PeoplesBank added its eleventh financial center, located at 221 West Philadelphia Street in the Susquehanna Commerce Center in the City of York, Pennsylvania. This marks the second banking office in the City of York. Together, they provide the necessary presence to attract business banking opportunities in that area. During the year, the Corporation's customer focused culture was enhanced when management expanded its customer training program to include support personnel. Partnered with fully trained line personnel, the company strives to create an extraordinary experience for its customers. Looking ahead, management plans to implement strategies to grow the banking franchise, increase fee income and reduce operating expense.

FINANCIAL HIGHLIGHTS

The Corporation earned $3,101,000 or $1.15 per diluted share for 2002, compared to $2,854,000 or $1.06 per diluted share for 2001, and $2,707,000 or $1.02 per diluted share for 2000. All per share amounts were adjusted for stock dividends. The $247,000 or 9 percent increase in current period net income was caused primarily by an increase in noninterest income and a decrease in federal income tax, which more than offset an increase in noninterest expense and loan loss provision. The 42 percent increase in noninterest income was due primarily to gains from the sale of residential mortgages and investment securities. The 27 percent decrease in federal income tax was due to tax credits received by PeoplesBank from an investment in a real estate partnership that provides low-income housing. The 7 percent increase in noninterest expense was caused primarily by operating expenses attributable to corporate expansion. Expansion during 2002 included the acquisition of an insurance agency in September and the addition of a financial center in December. Current period expense was also impacted by corporate expansion in 2001, and normal business growth. The 260 percent increase in the loan loss provision was the result of a higher level of charge-offs, net of recoveries. During the fourth quarter of 2002, management charged off as loss a group of related equipment financing contracts. Total charge-offs relating to the equipment financing contracts amounted to $864,000 for calendar year 2002. Management believes that the loss on these contracts was caused by external fraud and is presently seeking legal redress, including the initiation of lawsuits with other defrauded financial institutions. A summary of quarterly earnings for 2002 and 2001 is presented in Table 13--Summary of Quarterly Financial Data.

Net income increased $147,000 or 5 percent in 2001, compared with 2000 due to increases in net interest income and noninterest income, and a decrease in federal income taxes. These favorable factors more than offset an increase in noninterest expense. The 8 percent increase in net interest income was due to an increase in the volume of earning assets, and a decrease in funding costs attributable to lower market interest rates. The 15 percent increase in noninterest income was caused primarily by an increase in fees from the sale of investment products and real estate settlement services, and gains on the sale of residential mortgages. The 12 percent decrease in federal income taxes was due primarily to a $99,000 tax credit from an investment in a real estate partnership for low-income housing. The 13 percent increase in noninterest expense was caused primarily by the addition of two full service financial centers, a mortgage banking operation, and a centralized call center in 2001.

Annual cash dividends per share, as adjusted, were $.47 for 2002, compared to $.45 for 2001. Additionally, a 5 percent stock dividend was paid in 2002 and 2001. Book value per share, as adjusted, was $11.95 for year-end 2002, compared to $10.90 for year-end 2001.

Net income as a percentage of average stockholders' equity (return on equity or ROE), was 10.1 percent for 2002, compared to 10.0 percent for 2001. Net income as a percentage of average total assets (return on assets or ROA), was .91 percent for 2002 and 2001.

At December 31, 2002, nonperforming assets as a percentage of total loans and net foreclosed real estate were approximately 2.55 percent, compared to 1 percent for year-end 2001. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8-Nonperforming Assets. The allowance for loan losses as a percentage of total loans was .65 percent at December 31, 2002, compared to .84 percent at December 31, 2001. Information regarding the allowance is provided in the Risk Management section of this commentary, including Tables 9 and 10. Based on a recent evaluation of probable loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 2002.

Throughout 2002, the Corporation maintained a capital level well above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7--Capital Ratios, shows that the Corporation and PeoplesBank were well capitalized on December 31, 2002.

A more detailed analysis of the factors and trends affecting corporate earnings follows.

Income Statement Analysis

NET INTEREST INCOME

The Corporation's principal source of revenue is net interest income, the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits and borrowed funds. The fluctuation in net interest income from year to year is caused by changes in interest rates, volumes and the composition or mix of interest rate sensitive assets and liabilities.

For analytical purposes, Table 1-Net Interest Income, Table 2-Rate/Volume Analysis of Changes in Net Interest Income and Table 3-Average Balances and Interest Rates, are presented on a tax equivalent basis to make it easier to compare taxable and tax-exempt assets. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent. Unless otherwise noted, the discussion that follows is based on interest income and interest expense as reported in the consolidated statements of income.

Net interest income was $11,767,000 for 2002; an increase of $36,000 or 0.3 percent above the $11,731,000 earned in 2001. In spite of a $23.7 million or 8 percent increase in average earning assets, net interest income was flat for 2002 due to abnormally low market interest rates, a reflection of the Federal Reserve Board's accommodative monetary policy to stimulate a sluggish national economy. For example, the federal funds rate ended the year at 1.25 percent and the prime rate ended the year at 4.25 percent. Both benchmark interest rates were at 41-year lows. For 2002, low market interest rates lowered yields on earning assets to a greater degree than they lowered funding costs on interest bearing liabilities. Interest income from loans for the current year was also constrained by an increase in nonperforming loans. Earning assets averaged $310 million and yielded 6.75 percent (tax equivalent basis) for 2002 compared to $287 million and 7.98 percent, respectively, for 2001. Asset growth occurred primarily in investment securities and business loans. For the second consecutive year, deposits experienced strong growth as investors sought safe haven from widespread price declines in securities markets. Interest bearing liabilities averaged $281 million at an average rate of 3.17 percent for 2002 compared to $257 million and 4.23 percent, respectively, for

TABLE 1 - NET INTEREST INCOME (TAX EQUIVALENT BASIS)

(dollars in thousands)                             2002         2001         2000         1999         1998       5 YR CGR*
--------------------------------------------------------------------------------------------------------------------------
Total interest income                            $ 20,674     $ 22,602     $ 21,904     $ 20,314     $ 19,978        1.2%
Tax equivalent adjustment                             277          288          249          192          149        n/a
------------------------------------------------------------------------------------------------------------------------
Adjusted total interest income                     20,951       22,890       22,153       20,506       20,127        1.3%
Total interest expense                              8,907       10,871       11,064        9,534        9,265       -0.4%
------------------------------------------------------------------------------------------------------------------------
   Net interest income                           $ 12,044     $ 12,019     $ 11,089     $ 10,972     $ 10,862        2.7%

Average earning assets                           $310,431     $286,777     $264,174     $253,800     $237,378        6.3%
Average interest bearing liabilities             $281,062     $257,262     $237,537     $228,163     $211,754        6.6%

Yield on earning assets                              6.75%        7.98%        8.39%        8.08%        8.48%
Rate on interest bearing liabilities                 3.17%        4.23%        4.66%        4.18%        4.38%
------------------------------------------------------------------------------------------------------------------------
   Interest rate spread                              3.58%        3.75%        3.73%        3.90%        4.10%
   Net yield on average earning assets               3.88%        4.19%        4.20%        4.32%        4.58%
========================================================================================================================

* Compound growth rate (CGR) is the average annual growth over the five-year period which began in 1997.

Management's Discussion of Consolidated Financial Condition & Results of Operations

TABLE 2 - RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME (TAX EQUIVALENT BASIS)

                                                          YEAR ENDED           2002 COMPARED TO 2001
                                                          DECEMBER 31,    INCREASE       CHANGE DUE TO
(dollars in thousands)                                2002       2001    (DECREASE)    VOLUME       RATE
---------------------------------------------------------------------------------------------------------
Interest Income
  Interest bearing deposits with banks              $     5    $    13    $    (8)    $     0     $    (8)
  Federal funds sold                                    224        562       (338)       (108)       (230)
  Securities, taxable                                 2,693      2,468        225       1,211        (986)
  Securities, tax-exempt                                791        827        (36)        (30)         (6)
  Loans, taxable                                     17,216     18,999     (1,783)        739      (2,522)
  Loans, tax-exempt                                      22         21          1          13         (12)
---------------------------------------------------------------------------------------------------------
   Total interest income                             20,951     22,890     (1,939)      1,825      (3,764)
Interest Expense
  Deposits
   Interest bearing demand                            1,201      1,801       (600)        420      (1,020)
   Savings                                              131        219        (88)        (11)        (77)
   Time deposits under $100,000                       5,154      6,222     (1,068)         95      (1,163)
   Time deposits $100,000 and above                   1,212      1,462       (250)        137        (387)
  Short-term borrowings                                  10          7          3          34         (31)
  Long-term debt                                      1,199      1,160         39          23          16
---------------------------------------------------------------------------------------------------------
   Total interest expense                             8,907     10,871     (1,964)        698      (2,662)
---------------------------------------------------------------------------------------------------------
   Net interest income                              $12,044    $12,019    $    25     $ 1,127     $(1,102)
=========================================================================================================

                                                       YEAR ENDED              2001 COMPARED TO 2000
                                                       DECEMBER 31,       INCREASE       CHANGE DUE TO
(dollars in thousands)                                2001      2000     (DECREASE)    VOLUME       RATE
---------------------------------------------------------------------------------------------------------
Interest Income
  Interest bearing deposits with banks              $    13    $    13    $     0     $     0     $     0
  Federal funds sold                                    562        166        396         875        (479)
  Securities, taxable                                 2,468      2,910       (442)       (469)         27
  Securities, tax-exempt                                827        717        110         101           9
  Loans, taxable                                     18,999     18,331        668       1,293        (625)
  Loans, tax-exempt                                      21         16          5           5           0
---------------------------------------------------------------------------------------------------------
   Total interest income                             22,890     22,153        737       1,805      (1,068)
Interest Expense
  Deposits
   Interest bearing demand                            1,801      1,960       (159)        363        (522)
   Savings                                              219        364       (145)        (73)        (72)
   Time deposits under $100,000                       6,222      6,309        (87)        209        (296)
   Time deposits $100,000 and above                   1,462      1,129        333         464        (131)
  Short-term borrowings                                   7        607       (600)       (601)          1
  Long-term debt                                      1,160        695        465         555         (90)
---------------------------------------------------------------------------------------------------------
   Total interest expense                            10,871     11,064       (193)        917      (1,110)
---------------------------------------------------------------------------------------------------------
   Net interest income                              $12,019    $11,089    $   930     $   888     $    42
=========================================================================================================

Changes which are due to both volume and rate are allocated in proportion to their relationship to the amount of Change attributed directly to volume or rate. Taxable loans include loan fees of $955,000 in 2002, $639,000 in 2001, and $526,000 in 2000.

2001. Funding was provided primarily by growth in interest bearing demand deposits. The same factors that constrained net interest income also constrained the net yield on average earning assets, which was 3.88 percent for 2002 compared to 4.19 percent for 2001.

Comparatively, net interest income was $11,731,000 for 2001; an increase of $891,000 or 8 percent above the $10,840,000 earned in 2000. Net interest income increased due to an increase in the volume of earning assets, and a decrease in funding costs attributable to lower market interest rates. Market interest rates declined sharply throughout 2001, a result of Federal Reserve Board action to stimulate a sluggish national economy. For example, the prime lending rate was
9.5 percent at the beginning of the year. By year-end, the prime rate was 4.75 percent, its lowest level in 40 years. Declining market interest rates lowered yields on earning assets but also lowered funding costs. Earning assets averaged $287 million for 2001 and yielded 7.98 percent (tax equivalent basis) compared to $264 million and 8.39 percent, respectively, for 2000. Asset growth occurred primarily in business loans and overnight investments. Deposits experienced strong growth as investors sought refuge from widespread price declines in securities markets. Interest bearing liabilities averaged $257 million at an average rate of 4.23 percent for 2001 compared to $238 million and 4.66 percent, respectively, for 2000. Funding was provided primarily by growth in money market and time deposits.

TABLE 3 - AVERAGE BALANCES AND INTEREST RATES (TAX EQUIVALENT BASIS)

                                                         2002                         2001                          2000
                                            --------------------------------------------------------------------------------------
                                             AVERAGE                        AVERAGE                     AVERAGE
(dollars in thousands)                       BALANCE   INTEREST    RATE     BALANCE  INTEREST   RATE    BALANCE   INTEREST    RATE
----------------------------------------------------------------------------------------------------------------------------------
Assets
 Interest bearing deposits with banks       $    231   $      5    2.16%   $    239  $     13   5.44%  $    240   $     13    5.42%
 Federal funds sold                           13,336        224    1.68      16,513       562   3.40      2,633        166    6.30
 Investment securities
  Taxable                                     56,277      2,693    4.79      37,748     2,468   6.54     45,003      2,910    6.47
  Tax-exempt                                  10,803        791    7.32      11,204       827   7.38      9,820        717    7.30
----------------------------------------------------------------------------------------------------------------------------------
   Total investment securities                67,080      3,484    5.19      48,952     3,295   6.73     54,823      3,627    6.62
 Loans
  Taxable (1)                                229,479     17,216    7.50     220,885    18,999   8.60    206,332     18,331    8.88
  Tax-exempt                                     305         22    7.21         188        21  11.17        146         16   10.96
----------------------------------------------------------------------------------------------------------------------------------
   Total loans                               229,784     17,238    7.50     221,073    19,020   8.60    206,478     18,347    8.89
----------------------------------------------------------------------------------------------------------------------------------
   Total earning assets                      310,431     20,951    6.75     286,777    22,890   7.98    264,174     22,153    8.39
 Other assets (2)                             31,972                         25,773                      24,998
----------------------------------------------------------------------------------------------------------------------------------
   Total assets                             $342,403                       $312,550                    $289,172
==================================================================================================================================

Liabilities and Stockholders' Equity
 Interest bearing deposits
  Interest bearing demand                   $102,581   $  1,201    1.17%   $ 83,172  $  1,801   2.17%  $ 70,183   $  1,960    2.79%
  Savings                                     13,615        131    0.96      14,348       219   1.53     17,934        364    2.03
  Time deposits under $100,000               115,773      5,154    4.45     114,026     6,222   5.46    110,368      6,309    5.72
  Time deposits $100,000 and above            29,243      1,212    4.14      26,737     1,462   5.47     18,949      1,129    5.96
----------------------------------------------------------------------------------------------------------------------------------
   Total interest bearing deposits           261,212      7,698    2.95     238,283     9,704   4.07    217,434      9,762    4.49
 Short-term borrowings                           591         10    1.69         101         7   6.93      9,603        607    6.32
 Long-term debt                               19,259      1,199    6.23      18,878     1,160   6.14     10,500        695    6.62
----------------------------------------------------------------------------------------------------------------------------------
   Total interest bearing liabilities        281,062      8,907    3.17     257,262    10,871   4.23    237,537     11,064    4.66

 Noninterest bearing deposits                 27,690                         25,165                      24,162
 Other liabilities                             2,895                          1,569                       1,276
 Stockholders' equity                         30,756                         28,554                      26,197
----------------------------------------------------------------------------------------------------------------------------------
   Total liabilities and
    stockholders' equity                    $342,403                       $312,550                    $289,172
==================================================================================================================================
   Net interest income                                 $ 12,044                      $ 12,019                     $ 11,089
----------------------------------------------------------------------------------------------------------------------------------
   Interest rate spread                                            3.58%                        3.75%                         3.73%
----------------------------------------------------------------------------------------------------------------------------------
   Net yield on earning assets                                     3.88%                        4.19%                         4.20%
----------------------------------------------------------------------------------------------------------------------------------

(1)  Includes loan fees of $955,000 in 2002, $639,000 in 2001 and $526,000 in
     2000.

(2) Includes average nonaccrual loans of $3,825,000 in 2002, $1,759,000 in 2001, and $2,528,000 in 2000.

Management's Discussion of Consolidated Financial Condition & Results of Operations

PROVISION FOR LOAN LOSSES

The provision for probable loan losses is an estimated expense charged to earnings to address losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance for loan losses. The Risk Management section, including Tables 8, 9, and 10, of this report, provides detailed information about the allowance, provision and credit risk. For 2002, the provision expense for probable loan losses was $515,000, compared to $143,000 for 2001 and $119,000 for 2000. The level of expense for 2002 reflected an increase in loan charge-offs, net of recoveries, for the year. During the fourth quarter of 2002, management charged off, as a loss, a group of related equipment financing contracts. Total charge-offs relating to the equipment financing contracts amounted to $864,000 for calendar year 2002. Management believes that the loss on these contracts was caused by external fraud and is presently seeking legal redress, including the initiation of lawsuits with other defrauded financial institutions. Other factors that impacted the provision for 2002 included an increase in the nonperforming loan portfolio and continued concern over the sluggish national and local economies. The level of expense for 2001 was responsive to loan growth and a national and local economic slowdown. The level of expense for 2000 was reflective of loan growth.

NONINTEREST INCOME

Total noninterest income for 2002 was $3,534,000, an increase of $1,038,000 or 42 percent above 2001. The increase was caused primarily by increases in gains from the sale of residential mortgages and investment securities. Gains from the sale of mortgages were up $613,000 or 386 percent. The increase reflected a full year of operation for the mortgage banking unit and low market interest rates, which fueled a mortgage refinance boom. The current period also included $179,000 in net gains from the sale of securities. Comparatively, no gains were realized from the sale of securities in 2001. Increases in the remaining categories of noninterest income, with the exception of other income, were due primarily to normal business growth. The increase in other income for the current period was due in part to fees from sales of investment and insurance products by an insurance agency, the assets of which were acquired by PeoplesBank in September 2002. This acquisition is described below.

Total noninterest income for 2001 was $2,496,000, an increase of $332,000 or 15 percent above 2000. The increase was caused primarily by gains from the sale of residential mortgages and an increase in other income. Gains from the sale of mortgages, which totaled $159,000, were generated from a mortgage banking unit that began operation in fourth quarter 2001. The $129,000 or 24 percent increase in other income was caused primarily by an increase in fees from the sale of investment products and real estate settlement services sold through PeoplesBank's subsidiaries.

Acquisition of insurance agency

In September 2002, PeoplesBank purchased the assets, principally the customer list, of Market Street Financial Services, Inc., an insurance agency. The acquisition cost, including contingent consideration, is not significant to the Corporation's financial condition. Presently, the staff of six, which includes the two former owners, is comprised of five licensed sales representatives and one administrator. Plans call for this operation to relocate to the Codorus Valley Corporate Center in 2003. The customer list intangible asset will be amortized on a straight-line basis over a 15-year period, the estimated retention period of its customers. Management believes that the acquisition enables PeoplesBank to expand its investment and insurance product menu and expertise, increase fee income and provide greater convenience to its clients.

NONINTEREST EXPENSE

Generally, increases in noninterest expense for 2002, 2001, and 2000 reflect the implementation of strategic initiatives to expand, staff and equip the organization, in addition to normal business growth. Long-term capital investments made during this three-year period were necessary to position Codorus Valley for future expansion and increase its service capabilities.

Total noninterest expense for 2002 was $11,008,000, an increase of $710,000 or 7 percent above 2001. The increase was caused primarily by increases in salaries and benefits and other expense. Salaries and benefits increased $724,000 or 14 percent due primarily to planned corporate expansion. The current year included the full year cost of prior year initiatives, including the addition of two financial centers, a mortgage banking operation and a centralized telephone call center. Current year salaries and benefits expense also included 2002 initiatives such as the acquisition of an insurance agency in September and the addition of a financial center in December. Other expense increased $236,000 or 14 percent due to a $35,000 loss on a fraudulent check, increases in selected expenses such as memberships and subscriptions, appraisals, loan expenses, employee training, seminars and business meetings, insurance, and normal business growth. Current year foreclosed real estate expense decreased $168,000 or 70 percent. The prior year reflected a higher level of carrying costs and loss provisions attributable to a larger portfolio of acquired properties. Current year professional and legal expense decreased $80,000 or 26 percent. The prior year reflected a higher level of expense caused by increased information technology consulting and services, legal advice for arbitration matters and consulting advice relative to future growth strategies.

Total noninterest expense for 2001 was $10,298,000, an increase of $1,174,000 or 13 percent above 2000. The increase in noninterest expense was caused by increases in all expense categories driven primarily by corporate expansion. The addition of two financial centers, a mortgage banking operation and a centralized call center in 2001 caused the following expense categories to increase: salaries and benefits, up $457,000 or 9%; furniture and equipment, up $48,000 or 5%; stationery and supplies, up $55,000 or 16%; and marketing, up $45,000 or 12%. Occupancy expense, which increased $208,000 or 33%, was also impacted by expansion, in addition to increased expense for maintenance, repairs and energy costs, and a decrease in rental income. Professional and legal expenses increased $115,000 or 60% due to increases in information technology consulting and services, legal advice for arbitration matters and consulting advice relative to future growth strategies. Foreclosed real estate expense increased $100,000 or 72% due primarily to increased carrying costs associated with assets taken in satisfaction of debt. Other expense increased $146,000 or 9% due primarily to a $64,000 prepayment penalty associated with refinancing a Federal Home Loan Bank loan to lower future funding costs. Other expense also included a $41,000 loss from a merchant credit card account described in Note 16-Contingent Liabilities of this report.

Franchise expansion

In December, PeoplesBank opened its eleventh financial center. This new full service office is located at 221 West Philadelphia Street, in the City of York, Pennsylvania. The 2,814 square foot facility, leased under an eight-year operating lease, with renewal options, is located within the newly constructed Susquehanna Commerce Center. This marks the second banking office in the City of York. Together, they provide the necessary presence to attract business banking opportunities in that area.

Capital investment in technology

In accordance with the Corporation's strategic technology plan, PeoplesBank accomplished a key technology goal during 2002. In September, PeoplesBank completed automation of the teller function in all financial centers. Capital investment in teller automation software and printers is expected to increase productivity and quality control, and increase fee income. Management also expects the new system to enhance sales and corporate image.

INCOME TAXES

The provision for federal income tax was $677,000 for 2002, compared to $932,000 for 2001. The $255,000 or 27 percent decrease resulted primarily from the recognition of $372,000 in tax credits from PeoplesBank's investment, as a limited partner, in a real estate venture that provides low-income housing. Tax credits were maximized in 2002 because they included historic rehabilitation tax credits, which are only available in the year in which rehabilitation construction is complete. Future tax credits from this investment will be limited to low-income housing credits. Details about this real estate partnership are provided under the Other Assets subheading within the Balance Sheet Review section of this report. Comparatively, the provision for 2001 decreased $122,000 or 12 percent below 2000. The decrease resulted primarily from the recognition of a $99,000 tax credit from the low-income housing investment described earlier. An increase in tax-exempt income as a percentage of total income also contributed to the decrease in tax for 2001.

Balance Sheet Review

INVESTMENT SECURITIES

The investment securities portfolio is an interest earning asset, second in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits.

On December 31, 2002, securities available-for-sale were $70.4 million reflecting a $32 million increase above December 31, 2001. Decisions to purchase or sell securities are based on an assessment of current economic and financial conditions, including the interest rate environment, liquidity and income requirements. Securities available-for-sale are limited to high quality debt instruments as depicted in Note 3--Securities Available-for-Sale and Held-to-Maturity. Equity securities within this category are primarily stock issued by the Federal Home Loan Bank of Pittsburgh (FHLBP), a requirement of borrowing. Note 3 shows an increase in net unrealized gains on the available-for-sale portfolio at year-end 2002 compared to year-end 2001. The increase in unrealized gains was attributable to declining market interest rates during 2002. Table 4--Analysis of Investment Securities shows that the available-for-sale portfolio yielded 4.59 percent with an average maturity of
3.1 years on December 31, 2002, compared to 6.01 percent and 3.5 years, respectively, on December 31, 2001. The decrease in yield during the current period was a result of low market interest rates.

On December 31, 2002, securities held-to-maturity were $9.4 million, approximately the same level as year-end 2001. The held-to-maturity portfolio consisted of fixed rate, long-term preferred stock (trust preferreds) issued by commercial bank holding companies. These trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable, and mature in years 2026-2028. Table 4 shows the portfolio as having a weighted average yield of 8.43 percent and a weighted average remaining maturity of 24 years as of December 31, 2002. Approximately $5.6 million, held by PeoplesBank, are rated investment grade by a national rating service. The remaining $3.8 million, held by the Corporation, are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial and strategic history. The trust preferred portfolio, part of a leverage growth strategy in a prior period, was financed primarily by borrowing from the FHLBP and a local financial institution.

LOANS

On December 31, 2002, total loans were $234 million, an increase of approximately $8 million or 4 percent above yearend 2001. Table 5--Loan Portfolio Composition presents the

Management's Discussion of Consolidated Financial Condition & Results of Operations

TABLE 4 - ANALYSIS OF INVESTMENT SECURITIES (AMORTIZED COST BASIS)

                                                                                      CORPORATE                   WEIGHTED
                                       U.S.        U.S.      STATE &       EQUITY       TRUST                      AVERAGE
(Dollars in thousands)              TREASURIES  AGENCIES(1) MUNICIPALS   SECURITIES   PREFERRED        TOTAL       YIELD(2)
---------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002
Available-for-sale
Maturity
  Within one year                    $ 1,004     $ 7,461                                             $   8,465      4.50%
  One to five years                               47,833       3,279                                    51,112      4.20
  Five to ten years                                            5,601                                     5,601      7.25
  Over ten years                                               1,594                                     1,594      7.98
  No set maturity                                                           1,503                        1,503
------------------------------------------------------------------------------------------------------------------------
   Total                             $ 1,004     $55,294     $10,474      $ 1,503      $     0       $  68,275      4.59
========================================================================================================================
Average maturity                                                                                     3.1 YEARS

Held-to-maturity
Maturity
  Over ten years                     $     0     $     0     $     0      $     0      $ 9,357       $   9,357      8.43%
------------------------------------------------------------------------------------------------------------------------
   Total                             $     0     $     0     $     0      $     0      $ 9,357       $   9,357      8.43
========================================================================================================================
Average maturity                                                                                    24.2 YEARS

DECEMBER 31, 2001
Available-for-sale
Maturity
  Within one year                    $10,235                                                         $  10,235      5.68%
  One to five years                   15,667       2,676                                                18,343      5.60
  Five to ten years                                4,756                                                 4,756      6.92
  Over ten years                                   3,439                                                 3,439      7.89
  No set maturity                                                             941                          941
------------------------------------------------------------------------------------------------------------------------
   Total                             $     0     $25,902     $10,871      $   941      $     0       $  37,714      6.01
========================================================================================================================
Average maturity                                                                                     3.5 years

Held-to-maturity
Maturity
  Over ten years                     $     0     $     0     $     0      $     0      $ 9,358       $   9,358      8.44%
------------------------------------------------------------------------------------------------------------------------
   Total                             $     0     $     0     $     0      $     0      $ 9,358       $   9,358      8.44
========================================================================================================================
Average maturity                                                                                    25.2 years

DECEMBER 31, 2000
Available-for-sale
Maturity
  Within one year                    $10,868                                                         $  10,868      5.69%
  One to five years                   13,687       2,849                                                16,536      6.54
  Five to ten years                    1,500       2,770                                                 4,270      6.48
  Over ten years                                   5,457                                                 5,457      7.55
  No set maturity                                                           3,251                        3,251
------------------------------------------------------------------------------------------------------------------------
   Total                             $     0     $26,055     $11,076      $ 3,251      $     0       $  40,382      6.42
========================================================================================================================
Average maturity                                                                                     3.9 years

Held-to-maturity
Maturity
  Over ten years                     $     0     $     0     $     0      $     0      $ 9,360       $   9,360      8.44%
------------------------------------------------------------------------------------------------------------------------
   Total                             $     0     $     0     $     0      $     0      $ 9,360       $   9,360      8.44
========================================================================================================================
Average maturity                                                                                    26.2 years

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.

(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

composition of total loans on a comparative basis for five yearend periods. The table reflects the Corporation's emphasis on commercial lending. At year-end 2002, commercial loans increased approximately $8 million or 5 percent above year-end 2001. The level of consumer loans and residential mortgages was comparable for year-end 2002 and year-end 2001. During 2001, PeoplesBank created a mortgage banking operation. The mortgage banking staff focuses on originating and selling residential mortgages without retaining servicing rights. These loans are classified on the balance sheet as loans held for sale. On December 31, 2002, loans held for sale were $4.6 million compared to $12.3 million for year-end 2001.

Table 6--Selected Loan Maturities and Interest Rate Sensitivity shows that, at December 31, 2002, the commercial loan portfolio was divided almost evenly between $92 million in fixed rate loans and $90 million in floating or adjustable rate loans. Comparatively, at December 31, 2001, the commercial loan portfolio was comprised of $114 million, or 66 percent, in fixed rate loans and $60 million, or 34 percent, in floating or adjustable rate loans. The increase in floating rate loans in 2002 was due to their price being lower than fixed rate loans, which made them attractive to business clients. Floating rate loans reprice periodically with changes in PeoplesBank's base rate, the Prime rate or the LIBOR as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the US treasury yield curve. Additional loan information can be found in Note 4--Loans, and within the Risk Management section of this report.

OTHER ASSETS

Included in other assets at December 31, 2002, is PeoplesBank's remaining $2.2 million investment in a real estate venture whose purpose is to rehabilitate and operate seven buildings in the City of York (Pennsylvania) as part of a revitalization initiative. PeoplesBank, is a limited partner that holds a 99.99 percent interest in the partnership. The buildings provide low-income housing to qualified families, and to a lesser degree, space for commercial purposes. PeoplesBank's role in the partnership is solely as an investor, whose return is in the form of federal tax credits which will be realized over a ten year period ending 2012.

In the first quarter of 2003, PeoplesBank committed to invest $2.8 million in an unrelated real estate venture whose purpose is to construct 60 new townhouses and rent them to people who qualify for low-income housing. Actual disbursement is scheduled to be made in installments throughout the remainder of 2003 with project completion scheduled by the end of the year. PeoplesBank, will be a limited partner that holds a 73 percent interest in the partnership. Its role in the partnership will be solely as an investor, whose return is in the form of federal tax credits which will be realized over a ten year period ending 2013.

TABLE 5 - LOAN PORTFOLIO COMPOSITION
                                                                                 DECEMBER 31,
(dollars in thousands)                 2002        %       2001         %       2000         %      1999       %       1998     %
------------------------------------------------------------------------------------------------------------------------------------
Commercial, industrial and
 agricultural                        $161,425     69.0   $152,112      67.3   $140,388     64.4   $131,395    63.4   $114,313  60.4
Real estate-construction and
 land development                      20,596      8.8     21,889       9.7     19,365      8.9     21,956    10.6     19,663  10.4
-----------------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans      182,021     77.8    174,001      77.0    159,753     73.3    153,351    74.0    133,976  70.8

Real estate-residential mortgages      24,803     10.6     24,799      11.0     30,831     14.2     29,815    14.4     31,581  16.7
Installment                            27,136     11.6     26,985      12.0     27,342     12.5     24,152    11.6     23,554  12.5
-----------------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans         51,939     22.2     51,784      23.0     58,173     26.7     53,967    26.0     55,135  29.2

-----------------------------------------------------------------------------------------------------------------------------------
  Total loans                        $233,960    100.0   $225,789     100.0   $217,926    100.0   $207,318   100.0   $189,111  00.0
===================================================================================================================================

TABLE 6 - SELECTED LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                                      DECEMBER 31, 2002
                                                      YEARS TO MATURITY
(dollars in thousands)                    1 OR LESS   1 TO 5     OVER 5      TOTAL
-----------------------------------------------------------------------------------
Commercial, industrial and agricultural   $ 12,900   $ 39,430   $109,095   $161,425
Real estate-construction and land
 development                                10,709      6,469      3,418     20,596
-----------------------------------------------------------------------------------
  Total commercial related                $ 23,609   $ 45,899   $112,513   $182,021
===================================================================================
Fixed interest rates                      $  2,714   $ 28,271   $ 60,617   $ 91,602
Floating or adjustable interest rates       20,895     17,628     51,896     90,419
-----------------------------------------------------------------------------------
  Total commercial related                $ 23,609   $ 45,899   $112,513   $182,021
===================================================================================

Management's Discussion of Consolidated Financial Condition & Results of Operations

Funding

DEPOSITS

Deposits are a principal source of funding for earning assets. On December 31, 2002, total deposits were $293 million, reflecting a $16 million or 6 percent increase above year-end 2001. Most of the increase occurred in demand and money market deposits. Management believes that bank deposits continued to provide a safe haven to customers seeking protection from widespread price declines in securities markets, now occurring for three consecutive years. The addition of two financial centers in the prior year also contributed to deposit growth. The average rate paid on interest bearing deposits was 2.95 percent for 2002 compared to 4.07 percent for 2001. The reduction in the rate for 2002 reflected unusually low market interest rates. A comparative breakdown of deposits is located in Note 8-Deposits.

On December 31, 2002, total certificates of deposit were $141 million, scheduled to mature in the following years: $67 million in 2003, $35 million in 2004, $24 million in 2005, $4 million in 2006 and $11 million in 2007. At 2002 year-end, the balance of certificates $100,000 and above was $26 million. Of this total:
$7.9 million mature within three months; $2.3 million mature after three months but within six months; $3.8 million mature after six months but within twelve months; and the remaining $12 million mature beyond twelve months.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT

To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds purchased. It also uses credit available at the Federal Home Loan Bank of Pittsburgh (FHLBP). Interest rates are established daily based on prevailing market conditions for overnight funds. On December 31, 2002, PeoplesBank had $7 million in outstanding short-term borrowings. Comparatively, on December 31, 2001, PeoplesBank had no outstanding short-term borrowings.

Long-term debt is a primary funding source for asset growth. On December 31, 2002, long-term debt was $16.2 million, which was $3.4 million below year-end 2001. The decrease in long-term debt primarily reflected the maturity of a $3 million FHLBP note in December 2002. A listing of outstanding long-term debt instruments is provided in Note 9--Short-term Borrowings and Long-term Debt. Generally, funds for the payment of long-term debt come from operations and refinancings.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $99 million as of September 30, 2002, the most recent available date. On December 31, 2002, PeoplesBank had approximately $21 million outstanding on its account with the FHLBP at an average rate of 4.17 percent.

STOCKHOLDERS' EQUITY AND CAPITAL ADEQUACY

Stockholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and absorb losses. Total stockholders' equity was $32.2 million on December 31, 2002, compared to $29.4 million for year-end 2001. The increase in equity was primarily attributable to an increase in retained earnings from profitable operations and an increase in unrealized holding gains on available-for-sale investment securities caused by declining market interest rates.

The Corporation and PeoplesBank are subject to various regulatory capital requirements administered by banking regulators that involve quantitative guidelines and qualitative judgements. Quantitative measures established by regulators pertain to minimum capital ratios, as set forth in Table 7--Capital Ratios. Table 7 provides a comparison of the Corporation's and PeoplesBank's risk-based capital ratios and leverage ratios to the minimum regulatory requirement for the periods indicated.

The Corporation typically pays cash dividends on a quarterly basis. The board of directors determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis, were $.47 for 2002 and $.45 for 2001. All per share amounts were adjusted for stock dividends.

Periodically, the Corporation pays stock dividends as another means of enhancing long-term shareholder value. In June of 2002 and 2001, the Corporation paid a 5 percent stock dividend. Payment of the stock dividend in 2002 resulted in the issuance of 127,927 additional common shares. Payment of the stock dividend in 2001 resulted in the issuance of 107,238 common shares and the reissuance of 14,500 common shares from treasury. The weighted average number of shares of common stock outstanding, restated for the stock dividend, was 2,693,361 for 2002, 2,691,242 for 2001, and 2,666,615 for 2000.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10--Stockholders' Equity, Note 12--Benefit Plans, and Note 13--Stock Option Plans of the consolidated financial statements.

Capital investments made in earlier periods, as described in previous SEC filings, and future investments will impact current and future earnings and capital growth. Possible future investments may be made to expand the Corporation's banking franchise and its technological capabilities and to create or acquire financial services companies. Management and the board believe that capital investment, guided by a long range strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long-term and is an important strategy for enhancing long-term shareholder value.

Risk Management

During 2002, the Corporation created a Risk Management Committee, which meets at least quarterly and includes members of senior management and an independent director. The objective of the Committee is to identify and manage risk inherent in the operations of the Corporation and its affiliates. The Committee's risk review is broad in scope and includes the following risks: credit, interest rate, liquidity, price, transaction, compliance, strategic and reputation. One of its primary responsibilities is to develop and implement formal risk management policies and procedures, and monitor compliance.

CREDIT RISK MANAGEMENT

The Corporation emphasizes the management of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies that guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and loan officer experience. Third, loan review committees function at both the senior lending officer level and the board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation directly lends mainly within its primary geographical market area, York County, Pennsylvania and northern Maryland. Although this may pose a geographical concentration risk, the diverse local economy and employee knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not lend to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews of the loan and foreclosed real estate portfolios occur throughout the year. In addition to internal controls, PeoplesBank uses an independent loan review specialist to review its commercial loan portfolio. Furthermore, these portfolios are reviewed by independent auditors in connection with their annual financial statement audit, and are examined periodically by bank regulators.

At year-end 2002, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial leasing industry accounted for approximately $36.8 million or 16 percent of total loans at year-end 2002, compared to $47.3 million and 21 percent, respectively, for year-end 2001. Loans to borrowers within this industry are collateralized by real estate.

NONPERFORMING ASSETS

Table 8-Nonperforming Assets, shows asset categories posing the greatest risk of loss. Management generally places a loan on nonaccrual status and ceases accruing interest income when loan payment performance is unsatisfactory and the loan is past due 90 days or more. Loans past due 90 days or more and still accruing interest, are contractually past due, but well collateralized and in the process of collection. The final category, foreclosed real estate, is acquired to satisfy debts owed to PeoplesBank. Table 8 also provides a summary of nonperforming assets and related ratios. The paragraphs below explain the changes within each classification on that table for December 31, 2002, compared to December 31, 2001.

For all reporting periods, nonaccrual loans were principally comprised of collateral dependent commercial loans. Accordingly, the Corporation recognizes interest income on a cash basis for these loans. On December 31, 2002, the nonaccrual loan portfolio was $5,051,000, an increase of $3,640,000 or 258 percent above

TABLE 7 - CAPITAL RATIOS

                                                                         FEDERAL      FEDERAL         CAPITAL*
                                                      DECEMBER 31,       MINIMUM       WELL        AT DECEMBER 31,
(dollars in thousands)                               2002     2001      REQUIRED    CAPITALIZED    2002      2001
------------------------------------------------------------------------------------------------------------------
Tier I risk-based capital                                                 4.00%        6.00%
(as a percentage of risk weighted assets)
    Codorus Valley Bancorp, Inc. consolidated       11.32%   10.88%                              $30,475   $28,932
    PeoplesBank                                      9.86     9.23                                25,946    23,919

Total risk-based capital                                                  8.00%       10.00%
(as a percentage of risk weighted assets)
    Codorus Valley Bancorp, Inc. consolidated       11.88%   11.59%                              $31,990   $30,829
    PeoplesBank                                     10.44     9.96                                27,461    25,816

Leverage                                                                  4.00%        5.00%
(Tier 1 capital as a percentage of average
total assets)
    Codorus Valley Bancorp, Inc. consolidated        8.93%    9.27%                              $30,475   $28,932
    PeoplesBank                                      7.75     7.86                                25,946    23,919

* Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.

Management's Discussion of Consolidated Financial Condition & Results of Operations

December 31, 2001. The increase was caused primarily by the addition of two unrelated business loan accounts. At year end 2002, one account had an outstanding principal balance of $2,647,000, and the other account had an outstanding principal balance of $1,230,000. Management believes that both loan accounts are adequately collateralized to recover principal. On December 31, 2002, the nonaccrual loan portfolio was comprised of fifteen unrelated accounts ranging in size from $14,000 to $2,647,000. These loan relationships vary by industry and are generally collateralized with real estate assets. A loss allowance is evaluated, at least quarterly, by management and the board of directors. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Accruing loans that are contractually past due 90 days or more as to principal or interest totaled $453,000 on December 31, 2002, compared to $164,000 on December 31, 2001. The level for both periods is considered immaterial. Generally, loans in this past due category are adequately collateralized and in the process of collection.

Foreclosed real estate, net of reserve, totaled $465,000 at yearend 2002, a decrease of $227,000 or 33 percent below year-end 2001. The decrease was caused primarily by asset liquidations. On December 31, 2002, the foreclosed real estate portfolio was comprised of real estate assets from seven former commercial and mortgage loan accounts ranging in size from $12,000 to $133,000. A loss allowance, which is evaluated quarterly, has been established for foreclosed real estate assets whose estimated fair value, less selling expenses, is below their financial carrying costs. At December 31, 2002, the allowance was $35,000. The provision expense for foreclosed real estate, due to declines in the fair value of individual assets, was $30,000 for 2002, compared to $62,000 for 2001, and $56,000 for 2000. Efforts to liquidate foreclosed real estate are proceeding as quickly as potential buyers can be located.

On December 31, 2002, there were approximately $1.3 million in potential problem loans identified by management. Potential problem loans consist of loans for which management has serious doubts as to the ability of the borrower to comply with present repayment terms, and which were not disclosed in Table 8. A loss allowance was established for those potential problem loans that in management's judgment were inadequately collateralized. Comparatively, management was monitoring approximately $1 million in potential problem loans on December 31, 2001.

ALLOWANCE FOR LOAN LOSSES

Although the Corporation maintains sound credit policies, certain loans deteriorate and must be charged off as losses. The allowance for loan losses is maintained to absorb losses inherent in the portfolio at December 31, 2002. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size and composition of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook. Determining the level of the allowance for probable loan losses at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates

TABLE 8 - NONPERFORMING ASSETS

                                                                     DECEMBER 31,
(dollars in thousands)                              2002      2001      2000      1999      1998
-------------------------------------------------------------------------------------------------
Nonaccrual loans                                   $5,051    $1,411    $2,006    $1,892    $1,706
Accruing loans that are contractually past due
 90 days or more as to principal or interest          453       164       346        13        13
Foreclosed real estate, net of reserve                465       692     2,390     1,385     1,871
-------------------------------------------------------------------------------------------------
  Total nonperforming assets                       $5,969    $2,267    $4,742    $3,290    $3,590
=================================================================================================

Ratios:
Nonaccrual loans as a % of total year-end loans      2.16%     0.62%     0.92%     0.91%     0.90%

Nonperforming assets as a % of total year-end
 loans and net foreclosed real estate                2.55%     1.00%     2.15%     1.58%     1.88%

Nonperforming assets as a % of total year-end
 stockholders' equity                               18.52%     7.72%    17.31%    12.97%    13.78%

Allowance for loan losses as a multiple of
 nonaccrual loans                                      .3x      1.3x      1.0x      1.1x      1.1x
-------------------------------------------------------------------------------------------------

using assumptions and information which are often subjective and fluid. Table 9--Analysis of Allowance for Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Table 10--Allocation of the Allowance for Loan Losses presents an allocation of the allowance for loan losses by major loan category. The unallocated component of the allowance for loan losses represents probable losses inherent in the portfolio that are not fully captured in the allocated allowance analyses, such as: industry concentrations, imprecision in the loan risk evaluation process and current economic factors.

For 2002, the allowance was $1,515,000, representing a $383,000 or 20 percent decrease from year-end 2001. The allowance for loan losses as a percentage of total loans was 0.65 percent for 2002 compared to 0.84 percent for 2001. Despite an increase in nonaccrual loans evident in Table 8, management did not believe an increase in the overall allowance was warranted due to the collateral position of the loans in this category. The provision expense for 2002 was $515,000, compared to $143,000 for 2001. During the fourth quarter of 2002, management charged off as loss a group of related equipment financing contracts that were classified as nonaccrual. Total charge-offs relating to the equipment financing contracts amounted to $864,000 for calendar year 2002. Management believes that the loss on these contracts was caused by external fraud and is presently seeking legal redress, including the initiation of lawsuits with other defrauded financial institutions. Of the remaining $963,000 exposure on related equipment financing contracts at year-end 2002, $521,000 was current, $380,000 was less than thirty days late and $62,000 was classified as nonaccrual. Based on a recent evaluation of probable loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2002.

LIQUIDITY

Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to depositors, loan customers, employees, and stockholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, funds received from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth, short-term borrowing and long-term debt. Retained earnings from profitable operations are another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. For 2002, management believes that liquidity was adequate based on its availability from many sources, including

TABLE 9 - ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)                      2002      2001      2000      1999      1998
-----------------------------------------------------------------------------------------
Balance - beginning of year                $1,898    $1,967    $2,023    $1,865    $2,098
Provision charged to operating expense        515       143       119       225       375
Loans charged off:
 Commercial                                 1,100       121       191        23       610
 Real estate-mortgage                           7         0        15         0         0
 Consumer                                      78       111        32        63        25
-----------------------------------------------------------------------------------------
  Total loans charged off                   1,185       232       238        86       635
Recoveries:
 Commercial                                   274         9        27        12        13
 Real estate-mortgage                           0         0         0         0         0
Consumer                                       13        11        36         7        14
-----------------------------------------------------------------------------------------
  Total recoveries                            287        20        63        19        27
-----------------------------------------------------------------------------------------
  Net charge-offs                             898       212       175        67       608
-----------------------------------------------------------------------------------------
Balance - end of year                      $1,515    $1,898    $1,967    $2,023    $1,865
=========================================================================================
Ratios:
Net charge-offs to average total loans       0.39%     0.10%     0.08%     0.03%     0.32%
Allowance for loan losses to total
 loans at year-end                           0.65      0.84      0.90      0.98      0.99
Allowance for loan losses to nonaccrual
 loans and loans past due 90 days or more    27.5     120.5      83.6     106.2     108.5
-----------------------------------------------------------------------------------------

Management's Discussion of Consolidated Financial Condition & Results of Operations

the potential liquidation of a $70 million portfolio of available-for-sale securities valued at December 31, 2002 and unused credit with the FHLBP of $78 million. The Corporation's loan-to-deposit ratio was 80 percent for year-end 2002, compared to 82 percent for year-end 2001.

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Financial instruments with off-balance sheet risk are disclosed in Note 15 of this report. Normally these commitments have fixed expiration dates or termination clauses and are for specific purposes. Accordingly, many of the commitments are expected to expire without being drawn upon and therefore, generally do not present significant liquidity risk to the Corporation or PeoplesBank.

Long-Term Contractual Obligations

Table 11-Long-Term Contractual Obligations, shows the amount and timing of payments that are due under long-term contractual obligations.

MARKET RISK MANAGEMENT

In the normal course of conducting business, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary, PeoplesBank. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in the short-term Prime interest rate (prime rate) and LIBOR. An Asset-Liability Committee (committee) comprised of members of senior management manages interest rate risk. The

TABLE 10 - ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                     DECEMBER 31,
                                   2002               2001                2000                1999                1998
                            -----------------  -----------------   -----------------   -----------------   -----------------
                                      % TOTAL            % TOTAL             % TOTAL             % TOTAL             % TOTAL
(dollars in thousands)      AMOUNT     LOANS   AMOUNT     LOANS    AMOUNT     LOANS    AMOUNT     LOANS    AMOUNT     LOANS
                            ------    -------  ------    -------   ------    -------   ------    -------   ------    -------
Commercial, industrial
 and agricultural           $  906      69.0   $1,188      67.3    $1,064      64.4    $  972      63.4    $1,329      60.4
Real estate-construction
 and land development           61       8.8       55       9.7       357       8.9       196      10.6       174      10.4
                            ------     -----   ------     -----    ------     -----    ------     -----    ------     -----
  Total commercial
   related loans               967      77.8    1,243      77.0     1,421      73.3     1,168      74.0     1,503      70.8
Real estate-residential
 mortgages                      16      10.6       15      11.0       100      14.2       155      14.4        74      16.7
Installment                     70      11.6       69      12.0        71      12.5        50      11.6        73      12.5
                            ------     -----   ------     -----    ------     -----    ------     -----    ------     -----
  Total consumer
   related loans                86      22.2       84      23.0       171      26.7       205      26.0       147      29.2

Unallocated                    462       n/a      571       n/a       375       n/a       650       n/a       215       n/a
                            ------     -----   ------     -----    ------     -----    ------     -----    ------     -----
  Total                     $1,515     100.0   $1,898     100.0    $1,967     100.0    $2,023     100.0    $1,865     100.0
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

TABLE 11 - CONTRACTUAL OBLIGATIONS

                                       LESS THAN     1-3        3-5     MORE THAN
(dollars in thousands)       TOTAL      1 YEAR      YEARS      YEARS     5 YEARS
--------------------------------------------------------------------------------
Long-term debt              $ 15,509   $    438   $  7,970   $    586   $  6,515
Capital lease obligations        655         17         42         66        530
Operating leases                 633         70        133        135        295
Time deposits                140,695     67,294     58,827     14,574          0
--------------------------------------------------------------------------------
   Total                    $157,492   $ 67,819   $ 66,972   $ 15,361   $  7,340
================================================================================

committee's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. PeoplesBank is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

The committee manages interest rate risk primarily through sensitivity analysis. Asset-liability management simulation software (ALM model) is used to model and measure the potential loss in future net income based on hypothetical changes in interest rates. Interest rate forecasts are supplied by a national forecasting service and integrated with the ALM model. The Corporation's policy limit for the maximum negative impact on net income is 10 percent over a twelve-month period. This policy limit is tested periodically by measuring the change in net income from a baseline scenario where interest rates are held constant, to a high rate scenario (gradual 200 basis point increase in prime and fed funds rates), a low rate scenario (gradual 200 basis point decrease in prime and fed funds rates) and a most likely scenario (defined by a forecasting service) over the future twelve month period. Important ALM modeling assumptions include: the use of contractual cash flows; varying levels of prepayments for loans and mortgage-backed securities; stability of noninterest income and expense; reinvestment of repriceable cash flows in the same type of asset or liability; and constant product rate spreads, determined at the balance sheet date, over the twelve-month measurement period. The ALM model also includes significant balance sheet characteristics such as rate caps and floors.

The Corporation performed a simulation on its balance sheet for December 31, 2002 and 2001. The results of that point-in-time analysis are shown in Table 12--Interest Rate Sensitivity. On December 31, 2002, the Corporation's balance sheet was asset sensitive in response to abnormally low market interest rates engineered by the Federal Reserve Bank to shore up a weak US economy. Asset sensitivity means that loan and investment assets will reprice to a greater and faster degree than the deposits and debt that fund them. Therefore, if market interest rates continue to decline, earnings will decline. Conversely, if market interest rates increase, earnings will increase. Generally, the financial services industry has experienced increased liquidity, as deposit customers sought safe haven from depressed capital markets, loan customers refinanced, bond issuers called bonds and mortgage-backed securities prepaid faster than scheduled. On December 31, 2002, the hypothetical 200 basis point reduction in market interest rates (low rate scenario) portrays a 10.8 percent decline in net income, slightly exceeding management's 10 percent policy guideline. Compared to December 31, 2001, when the low rate scenario portrayed a 15.4 percent decline in net income, the Corporation's balance sheet is less asset sensitive. Asset sensitivity decreased since year-end 2001 because overnight investments decreased while investment securities increased, particularly in the three to four year average

TABLE 12 - INTEREST RATE SENSITIVITY

 CHANGE IN INTEREST              FORECASTED      CHANGE IN
RATES (BASIS POINTS)           INTEREST RATE     NET INCOME
    OVER 12 MOS                  SCENARIO      $000'S      %
--------------------------------------------------------------
AT DECEMBER 31, 2002
       +200                        HIGH          217       6.0
          0                   FLAT (BASELINE)      0       0.0
       -200                        LOW          (393)    (10.8)
       +118                     MOST LIKELY       94       2.6

AT DECEMBER 31, 2001
       +200                        High          304      10.2
          0                   Flat (baseline)      0       0.0
       -200                        Low          (458)    (15.4)
       +175                     Most likely       35       1.2
==============================================================

Management's Discussion of Consolidated Financial Condition & Results of Operations

life category. Management believes that the Corporation's balance sheet is positioned to benefit from an economic recovery and rising market interest rates.

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

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation may impact the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation may also significantly affect noninterest expenses, which tend to rise during periods of general inflation. The level of inflation can be measured by the change in the Consumer Price Index (CPI) for all urban consumers (December vs. December). The change in the CPI for 2002 was 2.4 percent, compared to 1.6 percent for 2001, and 3.4 percent for 2000.

Management believes that the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities to reprice in response to changes in market interest rates. Additionally, management is focused on increasing fee income, an income component less sensitive to changes in market interest rates.

OTHER RISKS

More grand acts of terrorism in the United States of America, or in other countries, could erode consumer and business confidence and disrupt commerce, resulting in a prolonged economic recession. A prolonged economic recession could have a material adverse effect on liquidity, capital resources or results of operations of Codorus Valley.

Periodically, federal and state legislation is proposed that could result in additional regulation of, or restrictions on, the business of Codorus Valley and its subsidiaries. Management is not aware of any current specific recommendations by regulatory authorities or proposed legislation, which, if implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. Although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.

TABLE 13 - SUMMARY OF QUARTERLY FINANCIAL DATA

                                                2002                               2001
                                 ----------------------------------------------------------------------
(dollars in thousands,           FOURTH    THIRD   SECOND    FIRST   FOURTH    THIRD   SECOND    FIRST
except per share data)           QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER
-------------------------------------------------------------------------------------------------------
Interest income                  $5,179   $5,227   $5,110   $5,158   $5,586   $5,753   $5,710   $5,553
Interest expense                  2,009    2,140    2,342    2,416    2,522    2,757    2,764    2,828
------------------------------------------------------------------------------------------------------
   Net interest income            3,170    3,087    2,768    2,742    3,064    2,996    2,946    2,725
Provision for loan losses           445        0       50       20        0       30       83       30
Noninterest income                  733      630      611      609      606      637      565      529
Noninterest expense               2,977    2,717    2,627    2,687    2,814    2,623    2,438    2,423
------------------------------------------------------------------------------------------------------
   Net operating income             481    1,000      702      644      856      980      990      801
Gains from sales of securities        0      107        0       72        0        0        0        0
Gains, other                        312      136       82      242       79        1       12       67
------------------------------------------------------------------------------------------------------
   Pretax income                    793    1,243      784      958      935      981    1,002      868
Provision for income taxes          110      271      125      171      155      265      276      236
------------------------------------------------------------------------------------------------------
   Net income                    $  683   $  972   $  659   $  787   $  780   $  716   $  726   $  632
======================================================================================================
   Net income per share,
   basic and diluted             $ 0.25   $ 0.36   $ 0.24   $ 0.30   $ 0.29   $ 0.27   $ 0.26   $ 0.24
======================================================================================================

Note-Net income per share was adjusted for stock dividends.

Corporate Information

A Corporate Profile

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986, which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956. PeoplesBank, A Codorus Valley Company, is its wholly owned banking subsidiary and SYC Realty Co., Inc. is its wholly owned nonbank subsidiary. Organized in 1934, PeoplesBank offers a full range of business and consumer banking services through eleven financial centers throughout York County, Pennsylvania. It also offers investment, insurance, trust and real estate services. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly owned subsidiary, to sell nondeposit investment products.

Headquarters

Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Stock, Dividend and Broker Information

Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System. At December 31, 2002, there were approximately 974 shareholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq SNational Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

                            2002                                         2001
               ---------------------------------          ----------------------------------
                                       DIVIDENDS                                   DIVIDENDS
QUARTER         HIGH         LOW       PER SHARE           HIGH           LOW      PER SHARE
--------------------------------------------------------------------------------------------
First          $14.95      $12.86        $0.11            $17.24        $13.61       $0.11
Second          16.00       13.00         0.11             14.76         13.33        0.11
Third           16.80       15.00         0.12             15.24         13.10        0.11
Fourth          16.25       14.10         0.12             15.00         12.90        0.11

For further information, we refer you to the following market makers in our common stock:

F.J. Morrissey & Co., Inc.          Ferris, Baker Watts, Inc.
800-842-8928                        410-468-2749

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 20, 2003 at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, Pennsylvania 17403.

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

Chief Financial Officer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.