Form 10-K, Exhibit 13
period 2003-12-31
CODORUS VALLEY BANCORP INC
filed 2004-03-29
CIK 806279

                                   EXHIBIT 13

              EXCERPTS FROM THE 2003 ANNUAL REPORT TO SHAREHOLDERS

                                                                               .
                                                                               .
                                                                               .

Selected Financial Data

                                                           2003         2002         2001         2000              1999
                                                           ----         ----         ----         ----              ----
SUMMARY OF OPERATIONS
(in thousands)
Total interest income                                  $   19,964   $   20,674   $   22,602   $   21,904        $   20,314
Total interest expense                                      6,898        8,907       10,871       11,064             9,534
                                                       ----------   ----------   ----------   ----------        ----------
  Net interest income                                      13,066       11,767       11,731       10,840            10,780
Provision for loan losses                                     553          515          143          119               225
Noninterest income                                          4,380        3,534        2,496        2,164             2,110
Noninterest expense                                        12,290       11,008       10,298        9,124             8,927
                                                       ----------   ----------   ----------   ----------        ----------
  Income before income taxes                                4,603        3,778        3,786        3,761             3,738
Provision for income taxes                                  1,171          677          932        1,054             1,074
                                                       ----------   ----------   ----------   ----------        ----------
Net income                                             $    3,432   $    3,101   $    2,854   $    2,707        $    2,664
                                                       ----------   ----------   ----------   ----------        ----------

RATIOS
(in percentages)
Return on average shareholders' equity                       10.3%        10.1%        10.0%        10.3%             10.2%
Return on average assets                                     0.96         0.91         0.91         0.94              0.95
Tier I risk-based capital                                    11.1         11.3         10.9         11.3              11.2
Total risk-based capital                                     11.7         11.9         11.6         12.1              12.1
Average shareholders' equity to average assets                9.3          9.0          9.1          9.1               9.3

PER COMMON SHARE
(adjusted for stock dividends)
Net income, basic                                      $     1.21   $     1.10   $     1.01   $     0.97        $     0.94
Net income, diluted                                    $     1.20   $     1.09   $     1.01   $     0.97        $     0.94
Cash dividends paid                                    $     0.47   $     0.45   $     0.43   $     0.39        $     0.34
Stock dividend paid                                             5%           5%           5%           5%                5%
Book value                                             $    11.91   $    11.38   $    10.38   $     9.70        $     9.16
Cash dividend payout ratio                                   38.7%        40.7%        42.1%        40.7%             38.0%
Weighted average shares outstanding                     2,833,242    2,828,029    2,825,804    2,799,946         2,825,675

SUMMARY OF FINANCIAL CONDITION AT YEAR-END
(in thousands)
Securities, available-for-sale                         $   62,738   $   68,863   $   37,436   $   37,335        $   43,031
Securities, held-to-maturity                                9,355        9,357        9,358        9,360             9,361
Loans held for sale                                         2,157        4,586       12,349            0                 0
Loans                                                     260,206      233,960      225,785      217,926           207,318
Assets                                                    372,547      349,897      330,455      295,092           291,156
Deposits                                                  304,282      292,627      276,945      247,414           238,458
Borrowings                                                 31,234       23,253       19,573       19,034            25,999
Equity                                                     33,789       32,223       29,368       27,391            25,372

OTHER DATA
Number of bank offices                                         11           11           10            8                 8
Number of employees (full-time equivalent)                    143          163          152          136               131

Trust and investment services
(in thousands)

  Assets under management (market value)               $   92,312   $   80,780   $   78,203   $   79,850        $   76,838
  Fee income                                                  848          758          678          670               542
                                                       ----------   ----------   ----------   ----------        ----------

                                                                        [LOGO 9]

Consolidated Statements of Financial Condition

                                                                                                DECEMBER 31,
(dollars in thousands, except per share data)                                              2003               2002
---------------------------------------------                                              ----               ----
ASSETS
Interest bearing deposits with banks                                                  $         108      $         242
Cash and due from banks                                                                      12,300             10,878
  Total cash and cash equivalents                                                            12,408             11,120
Securities, available-for-sale                                                               62,738             68,863
Securities, held-to-maturity (fair value $10,223 for 2003 and $9,539 for 2002)                9,355              9,357
Restricted investment in bank stock, at cost                                                  1,976              1,503
Loans held for sale                                                                           2,157              4,586
Loans (net of deferred fees of $610 in 2003 and $645 in 2002)                               260,206            233,960
Less-allowance for loan losses                                                               (1,694)            (1,515)
                                                                                      -------------      -------------
  Net loans                                                                                 258,512            232,445
Premises and equipment                                                                        9,358              9,335
Other assets                                                                                 16,043             12,688
                                                                                      -------------      -------------
  Total assets                                                                        $     372,547      $     349,897
                                                                                      =============      =============

LIABILITIES

Deposits
  Noninterest bearing                                                                 $      33,188      $      30,120
  Interest bearing                                                                          271,094            262,507
                                                                                      -------------      -------------
  Total deposits                                                                            304,282            292,627
Short-term borrowings                                                                         6,795              7,089
Long-term debt                                                                               24,439             16,164
Other liabilities                                                                             3,242              1,794
                                                                                      -------------      -------------
  Total liabilities                                                                         338,758            317,674

SHAREHOLDERS' EQUITY
Preferred stock, par value $2.50 per share;
  1,000,000 shares authorized; 0 shares issued and outstanding                                    0                  0
Common stock, par value $2.50 per share;
  10,000,000 shares authorized; 2,837,634 shares issued
    and outstanding for 2003 and 2,697,035 for 2002                                           7,094              6,743
Additional paid-in capital                                                                   17,451             15,549
Retained earnings                                                                             8,498              8,551
Accumulated other comprehensive income                                                          746              1,380
                                                                                      -------------      -------------
  Total shareholders' equity                                                                 33,789             32,223
                                                                                      -------------      -------------
  Total liabilities and shareholders' equity                                          $     372,547      $     349,897
                                                                                      -------------      -------------

See accompanying notes.

[LOGO 10]

Consolidated Statements of Income

                                                                                    YEARS ENDED DECEMBER 31,
(dollars in thousands, except per share data)                                 2003           2002              2001
---------------------------------------------                                 ----           ----              ----
INTEREST INCOME
Loans, including fees                                                      $16,920        $17,231           $19,013
Investment securities
  Taxable                                                                    2,506          2,655             2,348
  Tax-exempt                                                                   439            522               546
  Dividends                                                                     35             37               120
Other                                                                           64            229               575
                                                                           -------        -------           -------
   Total interest income                                                    19,964         20,674            22,602

INTEREST EXPENSE

Deposits                                                                     5,821          7,698             9,704
Federal funds purchased and other short-term borrowings                         19             10                 7
Long-term debt                                                               1,058          1,199             1,160
                                                                           -------        -------           -------
   Total interest expense                                                    6,898          8,907            10,871
                                                                           -------        -------           -------
   Net interest income                                                      13,066         11,767            11,731

PROVISION FOR LOAN LOSSES                                                      553            515               143
                                                                           -------        -------           -------
   Net interest income after provision for loan losses                      12,513         11,252            11,588

NONINTEREST INCOME
Trust and investment services fees                                             848            758               678
Service charges on deposit accounts                                          1,155            792               705
Mutual fund, annuity and insurance sales                                       685            272               193
Income from bank owned life insurance                                          318            325               294
Other income                                                                   401            436               467
Gain on sales of securities                                                    266            179                 0
Gain on sales of mortgages, net of unrealized losses                           707            772               159
                                                                           -------        -------           -------
   Total noninterest income                                                  4,380          3,534             2,496

NONINTEREST EXPENSE
Personnel                                                                    6,558          6,005             5,281
Occupancy of premises, net                                                     996            808               832
Furniture and equipment                                                      1,151          1,072             1,083
Postage, stationery and supplies                                               427            410               395
Professional and legal                                                         471            226               306
Marketing and advertising                                                      371            432               414
Foreclosed real estate, net                                                     49             71               239
Other                                                                        2,267          1,984             1,748
                                                                           -------        -------           -------
   Total noninterest expense                                                12,290         11,008            10,298
                                                                           -------        -------           -------
   Income before income taxes                                                4,603          3,778             3,786

PROVISION FOR INCOME TAXES                                                   1,171            677               932
                                                                           -------        -------           -------
   Net income                                                              $ 3,432        $ 3,101           $ 2,854
                                                                           -------        -------           -------
   Net income per share, basic                                             $  1.21        $  1.10           $  1.01
   Net income per share, diluted                                           $  1.20        $  1.09           $  1.01

See accompanying notes.

                                                                       [LOGO 11]

Consolidated Statements of Cash Flows

                                                                                         YEARS ENDED DECEMBER 31,
(dollars in thousands)                                                           2003           2002              2001
----------------------                                                           ----           ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                    $   3,432      $   3,101         $   2,854
Adjustments to reconcile net income to cash provided by operations:
  Depreciation                                                                      986            958               945
  Provision for loan losses                                                         553            515               143
  Provision for losses on foreclosed real estate                                     55             30                62
  Deferred federal income tax benefit (expense)                                     119           (614)               (8)
  Amortization of investment in real estate partnership                             203            777                 0
  Increase in cash surrender value of life insurance investment                    (318)          (325)             (294)
  Originations of held for sale mortgages                                       (65,339)       (54,488)          (21,510)
  Proceeds from sales of held for sale mortgages                                 68,475         63,023             9,320
  Gain on sales of held for sale mortgages                                         (707)          (772)             (218)
  Unrealized loss on held for sale mortgages                                          0              0                59
  Gain on sales of securities                                                      (266)          (179)                0
  Gain on sales of foreclosed real estate                                          (126)           (58)              (89)
  Decrease (increase) in accrued interest receivable                                165           (116)              176
  Decrease (increase) in other assets                                               392           (552)             (183)
  Decrease in accrued interest payable                                             (114)          (163)             (101)
  Increase in other liabilities                                                     160            200               322
  Other, net                                                                        621            684               194
                                                                              ---------      ---------         ---------
   Net cash provided by (used in) operating activities                            8,291         12,021            (8,328)

CASH FLOWS FROM INVESTING ACTIVITIES
Securities, available-for-sale
  Purchases                                                                     (31,300)       (68,284)          (14,606)
  Maturities and calls                                                           22,660         23,704            14,944
  Sales                                                                          13,542         14,311                 0
Net (increase) decrease in restricted investment in bank stock                     (473)          (577)            2,311
Net increase in loans made to customers                                         (28,220)        (9,615)           (9,285)
Purchases of premises and equipment                                              (1,017)          (899)             (746)
Investment in real estate partnership                                            (1,243)        (2,982)                0
Investment in life insurance                                                         (7)          (306)                0
Purchase of assets of insurance agency                                              (25)          (125)                0
Proceeds from sales of foreclosed real estate                                       776            674             2,765
                                                                              ---------      ---------         ---------
   Net cash used in investing activities                                        (25,307)       (44,099)           (4,617)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand and savings deposits                                      12,964         20,671            11,675
Net (decrease) increase in time deposits                                         (1,309)        (4,989)           17,856
Net (decrease) increase in short-term borrowings                                   (294)         7,089                 0
Proceeds from issuance of long-term debt                                         10,000              0             2,000
Repayment of long-term debt                                                      (1,725)        (3,409)           (2,110)
Dividends paid                                                                   (1,327)        (1,262)           (1,201)
Issuance of common stock                                                              0             67                27
Cash paid in lieu of fractional shares                                               (5)            (4)               (4)
                                                                              ---------      ---------         ---------
   Net cash provided by financing activities                                     18,304         18,163            28,243
                                                                              ---------      ---------         ---------
   Net increase (decrease) in cash and cash equivalents                           1,288        (13,915)           15,298
   Cash and cash equivalents at beginning of year                                11,120         25,035             9,737
                                                                              ---------      ---------         ---------
   Cash and cash equivalents at end of year                                   $  12,408      $  11,120         $  25,035
                                                                              ---------      ---------         ---------
SUPPLEMENTAL DISCLOSURES
 Interest paid on deposits and borrowed funds                                 $   7,012      $   9,070         $  10,952
 Income taxes paid                                                            $     650      $     725         $   1,099

See accompanying notes.

[LOGO 12]

Consolidated Statements of Changes in Shareholders' Equity

                                                                                             ACCUMULATED
                                                                    ADDITIONAL                  OTHER
                                                            COMMON   PAID-IN    RETAINED     COMPREHENSIVE   TREASURY
(dollars in thousands, except per share data)                STOCK   CAPITAL    EARNINGS        INCOME        STOCK        TOTAL
---------------------------------------------                -----   -------    --------        ------        -----        -----
Balance, December 31, 2000                                  $6,137   $12,447    $  8,844    $          126   $   (163)  $   27,391
Comprehensive income
  Net income                                                                       2,854                                     2,854
  Other comprehensive income, net of tax:
    Unrealized gains on securities                                                                     301                     301
                                                                                                                        ----------
     Total comprehensive income                                                                                              3,155
Cash dividends ($.43 per share)                                                  (1,201)                                    (1,201)
5% stock dividend - 121,738 shares at fair value               268     1,535     (1,970)                          163           (4)
Issuance of common stock under stock option plan                 6        22         (1)                                        27
                                                            ------   -------    --------    --------------   --------   ----------
Balance, December 31, 2001                                   6,411    14,004       8,526               427          0       29,368
Comprehensive income
  Net income                                                                       3,101                                     3,101
  Other comprehensive income, net of tax:
    Unrealized gains on securities
    net of reclassification adjustment for gains included
    in net income                                                                                      953                     953
                                                                                                                        ----------
     Total comprehensive income                                                                                              4,054
Cash dividends ($.45 per share)                                                  (1,262)                                    (1,262)
5% stock dividend - 127,927 shares at fair value               320     1,490     (1,814)                                        (4)
Issuance of common stock under dividend reinvestment plan        6        33                                                    39
Issuance of common stock under stock option plan                 6        22                                                    28
                                                            ------   -------    --------    --------------   --------   ----------
Balance, December 31, 2002                                   6,743    15,549       8,551             1,380          0       32,223
Comprehensive income
  Net income                                                                       3,432                                     3,432
  Other comprehensive income, net of tax:
  Unrealized losses on securities
  net of reclassification adjustment for gains included
  in net income                                                                                       (634)                   (634)
                                                                                                                        ----------
     Total comprehensive income                                                                                              2,798
Cash dividends ($.47 per share)                                                  (1,327)                                    (1,327)
5% stock dividend - 134,564 shares at fair value               336     1,817     (2,158)                                        (5)
Issuance of common stock for insurance agency purchase          15        85                                                   100
                                                            ------   -------    --------    --------------   --------   ----------
Balance, December 31, 2003                                  $7,094   $17,451    $  8,498    $          746   $      0   $   33,789
                                                            ------   -------    --------    --------------   --------   ----------

See accompanying notes.

                                                                       [LOGO 13]

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Codorus Valley Bancorp, Inc. (Corporation or Codorus Valley) is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of banking services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). PeoplesBank operates two wholly owned subsidiaries, SYC Insurance Services, Inc. that sells nondeposit investment products and SYC Settlement Services, Inc., which provides real estate settlement services. PeoplesBank operates under a state charter subject to regulation by the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation.

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

INVESTMENT SECURITIES

The classification of securities is determined at the time of acquisition and is reevaluated at each reporting date. Securities classified as available-for-sale are debt securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in maturity mix of assets and liabilities, liquidity needs, regulatory considerations and other factors. Securities available-for-sale are carried at fair value, with unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income in shareholders' equity. Premiums and discounts are recognized in interest income using the interest method over the estimated life of the securities. Realized gains and losses from the sale of available-for-sale securities are computed on the basis of specific identification of the adjusted cost of each security and are shown net as a separate line item in the statement of income.

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

Declines in the fair value of available-for-sale and held-to-maturity securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer.

RESTRICTED STOCK

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

MORTGAGE SERVICING RIGHTS

An asset is recognized for mortgage servicing rights acquired through purchase or origination. Amounts capitalized are amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans are sold or securitized with servicing retained, the total cost of the mortgage loans is allocated to loans and the servicing rights based on their relative fair values. Loans serviced for others were $3,798,000 at December 31, 2003, $7,611,000 at December 31, 2002, and $12,005,000 at December 31, 2001. Related servicing rights were $26,000 at December 31, 2003, $52,000 at December 31, 2002, and $83,000 at December 31, 2001.

LOANS

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are generally deferred and recognized as adjustments of interest rate yields, by being amortized to interest income over the terms of the related loans. Determination of loans past due status is based on contractual terms. When circumstances indicate that collection of a loan is doubtful, the accrual of interest income is discontinued, and unpaid interest previously credited to income is reversed and charged against current income. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible.

[LOGO 14]

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on current economic conditions, prior loss experience, adequacy of collateral, risk characteristics of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower that the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific general losses in the portfolio.

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

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the assets estimated useful lives. Estimated useful lives are ten to forty years for buildings and improvements, five to ten years for furniture and equipment and three to five years for computer equipment and software. Maintenance and repairs are charged to expense as incurred. The cost of significant improvements to existing assets is capitalized. When facilities are retired or otherwise disposed of, the cost is removed from the asset accounts and any gain or loss is reflected in the statement of income.

FORECLOSED REAL ESTATE

Foreclosed real estate, included in other assets, is comprised of property acquired through a foreclosure proceeding, acceptance of a deed-in-lieu of foreclosure, or insubstance foreclosures. Foreclosed real estate is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Appraisals are generally used to determine fair value. After foreclosure, management reviews valuations quarterly and the asset is carried at the lower of cost or fair value minus estimated costs to sell. Costs related to the improvement of foreclosed real estate are generally capitalized until the real estate reaches a saleable condition. Revenue and expense from operations and changes in the valuation allowance are included in expense. When a foreclosed real estate asset is ultimately sold, any gain or loss on the sale is included in the income statement as a component of foreclosed real estate expense.

INVESTMENTS IN REAL ESTATE PARTNERSHIPS

In March 2003, PeoplesBank acquired a 73.47 percent limited partner interest in a real estate joint venture to develop, construct, own and operate a 60-unit affordable housing complex for rental to families, to be known as Village Court, located in Dover Township, York County, Pennsylvania. Management expects this project to be completed in the latter half of 2004 based on a projection provided by Creating Affordable Housing, Inc., the general partner. At December 31, 2003, an investment balance of $2,770,000 was included

                                                                       [LOGO 15]

Notes to Consolidated Financial Statements in other assets and an investment payable of $1,527,000 was included in other liabilities. Additionally, PeoplesBank is a 99.99 percent limited partner in a real estate joint venture that rehabilitated and now operates seven buildings in the City of York (Pennsylvania) as part of a revitalization initiative. An affiliate of the YMCA of York holds the remaining partnership interest. The buildings provide low-income housing to qualified families and to a lesser degree, space for commercial purposes. The investment balance, recorded in other assets, was $2,002,000 at December 31, 2003, compared to $2,205,000 at December 31, 2002.

Investment and related tax credits are accounted for under the effective yield method of accounting whereby tax credits are recognized as they are allocated and the cost of the investment is amortized to provide a constant yield over the period that tax credits are allocated.

BANK OWNED LIFE INSURANCE

PeoplesBank invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by PeoplesBank on a chosen group of employees and directors. PeoplesBank is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies and is included in other assets in the amount of $7,051,000 at December 31, 2003, compared to $6,726,000 at December 31, 2002. Income from the increase in cash surrender value of the policies is a separate line item within the noninterest income section of the income statement.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

PER SHARE DATA

Basic earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of shares of common stock outstanding, adjusted for stock dividends, was 2,833,242 for 2003, 2,828,029 for 2002 and 2,825,804 for 2001. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the presumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method. The weighted average number of dilutive shares was 32,283 for 2003, 12,183 for 2002 and 9,608 for 2001. Anti-dilutive options excluded from the computation of earnings per share were 35,742 for 2003, 94,031 for 2002, and 123,786 for 2001. All per share amounts have been adjusted for stock dividends.

STOCK-BASED COMPENSATION

Stock options issued under shareholder approved employee and director stock option plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant. Under APB 25, no compensation expense is recognized related

[LOGO 16]
to these plans. The pro forma impact on net income and earnings per share that would occur if compensation expense were recognized based on the estimated fair value of the options on the date of the grant is as follows:

                                                                          YEARS ENDED DECEMBER 31,
(dollars in thousands, except per share data)                         2003       2002            2001
---------------------------------------------                         ----       ----            ----
Reported net income                                                  $3,432     $3,101          $2,854
Deduct total stock-based employee compensation expense
determined under fair value based method for all awards,
net of related tax effects                                               22        160             115
Pro forma net income                                                 $3,410     $2,941          $2,739
Reported basic earnings per share                                    $ 1.21     $ 1.10          $ 1.01
Reported diluted earnings per share                                  $ 1.20     $ 1.09          $ 1.01
Pro forma basic earnings per share                                   $ 1.20     $ 1.04          $ 0.97
Pro forma diluted earnings per share                                 $ 1.19     $ 1.04          $ 0.97
                                                                     ------     ------          ------

The grant-date fair value of options granted, adjusted for stock dividends, was $6.29 for 2002 and $6.14 for 2001. There were no options granted in 2003. The 2002 and 2001 values were calculated using the Black-Scholes option valuation model. The following significant assumptions were used:

                                   2002           2001
                                   ----           ----
Expected life (in years)           5.25           6.21
Risk free interest rate            4.52%          4.88%
Expected volatility                56.9%          59.1%
Expected dividend yield            3.2%           3.2%
                                   ---            ---

CASH FLOW INFORMATION

For purposes of the statements of cash flows, the Corporation considers interest bearing deposits with banks, cash and due from banks, and federal funds sold to be cash and cash equivalents.

Noncash items for the year ended December 31, 2003, included a real estate partnership investment commitment for $1,527,000 and the transfer of loans to foreclosed real estate for $1,569,000. Noncash items for the year ended December 31, 2002, consisted of the transfer of loans to foreclosed real estate for $356,000. Noncash items for the year ended December 31, 2001, included a real estate partnership investment commitment for $2,982,000, an asset acquired under a capital lease for $672,000, and the transfer of loans to foreclosed real estate for $1,346,000.

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

                                                                        YEARS ENDED DECEMBER 31,
(dollars in thousands)                                              2003        2002            2001
----------------------                                              ----        ----            ----
Unrealized holding (losses) gains arising during the year          $(695)      $1,621           $ 458
Reclassification adjustment for gains included in income            (266)        (179)              0
                                                                   -----       ------           -----
Net unrealized (losses) gains                                       (961)       1,442             458
Tax effect                                                           327         (489)           (157)
                                                                   -----       ------           -----
Net of tax amount                                                  $(634)      $  953           $ 301
                                                                   -----       ------           -----

                                                                       [LOGO 17]

Notes to Consolidated Financial Statements

SEGMENT REPORTING

Management has determined that it operates in only one segment, community banking. The Corporation's non-banking activities are insignificant to the consolidated financial statements.

TREASURY STOCK

The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

RECLASSIFICATIONS

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation format. These reclassifications had no impact on the Corporation's net income.

RECENTLY ISSUED FASB STATEMENTS

In May 2003, the Financial Accounting Standards Board issued Statement No. 150 (Statement), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this Statement did not have any impact on the Corporation's financial condition or results of operations.

In April 2003, the Financial Accounting Standards Board (Board) issued Statement No. 149 (Statement), "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This Statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. The Statement was effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective dates. Adoption of this Statement did not have any impact on the Corporation's financial condition or results of operations.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 was revised in December 2003. This interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after December 31, 2003. The consolidation requirements apply to companies that have interests in special-purpose entities for periods ending after December 15, 2003. Consolidation of other types of VIEs is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46 did not have and is not expected to have a significant impact on the Corporation's financial condition or results of operations.

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain specified guarantees. Under FIN 45, the Corporation does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit, as discussed in Note 15. Adoption of FIN 45 did not have a significant impact on the Corporation's financial condition or results of operations.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash balances reserved to meet regulatory requirements of the Federal Reserve Bank and balances maintained at other banks for compensating balance requirements averaged approximately $3,925,000 for 2003 and $4,198,000 for 2002.

[LOGO 18]

NOTE 3 - SECURITIES AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

A summary of available-for-sale and held-to-maturity securities at December 31, follows:

                                                                                        GROSS       GROSS
                                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
(dollars in thousands)                                                     COST         GAINS       LOSSES         VALUE
----------------------                                                     ----         -----       ------         -----
2003
Available-for-sale
Debt securities
  U.S. agencies                                                          $45,355      $    556    $   (152)      $ 45,759
  States and municipals                                                    8,617           656           0          9,273
  Mortgage-backed securities                                               7,636           103         (33)         7,706
                                                                         -------      --------    --------       --------
   Total available-for-sale                                              $61,608      $  1,315    $   (185)      $ 62,738
                                                                         -------      --------    --------       --------
Held-to-maturity:
Debt securities-corporate trust preferreds                               $ 9,355      $    916    $    (48)      $ 10,223
                                                                         -------      --------    --------       --------
   Total held-to-maturity                                                $ 9,355      $    916    $    (48)      $ 10,223
                                                                         -------      --------    --------       --------
2002
Available-for-sale
Debt securities
  U.S. treasuries                                                        $ 1,004      $     16    $      0       $  1,020
  U.S. agencies                                                           35,087         1,015           0         36,102
  States and municipals                                                   10,474           679           0         11,153
  Mortgage-backed securities                                              20,207           381           0         20,588
                                                                         -------      --------    --------       --------
   Total available-for-sale                                              $66,772      $  2,091    $      0       $ 68,863
                                                                         -------      --------    --------       --------
Held-to-maturity
Debt securities-corporate trust preferreds                               $ 9,357      $    445    $   (263)      $  9,539
                                                                         -------      --------    --------       --------
   Total held-to-maturity                                                $ 9,357      $    445    $   (263)      $  9,539
                                                                         -------      --------    --------       --------

The amortized cost and estimated fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future. Mortgage-backed securities are included in the maturity categories based on average expected life.

                                                                             DECEMBER 31, 2003
                                                                        AMORTIZED          FAIR
(dollars in thousands)                                                    COST             VALUE
----------------------                                                    ----             -----
Available-for-sale
Due in one year or less                                                  $ 7,115          $ 7,225
Due after one year through five years                                     46,983           47,486
Due after five years through ten years                                     6,216            6,632
Due after ten years                                                        1,294            1,395
                                                                         -------          -------
Total debt securities, available-for-sale                                $61,608          $62,738
                                                                         -------          -------
Held-to-maturity
Due after ten years                                                      $ 9,355          $10,223
                                                                         -------          -------

Gross gains realized from the sale of available-for-sale securities were $266,000, $179,000 and $0, for 2003, 2002 and 2001, respectively. Securities with a carrying value of $18,226,000 and $21,057,000 on December 31, 2003 and 2002, respectively, were pledged to secure certain public and trust deposits.

                                       30                              [LOGO 19]

Notes to Consolidated Financial Statements

The following table shows investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

                                                           LENGTH OF TIME IN UNREALIZED LOSS POSITION
                                                           ------------------------------------------
                                                        LESS THAN 12 MONTHS        12 MONTHS OR MORE           TOTAL
                                                        FAIR     UNREALIZED      FAIR     UNREALIZED     FAIR     UNREALIZED
(dollars in thousands)                                  VALUE     LOSSES         VALUE      LOSSES       VALUE      LOSSES
----------------------                                  -----     ------         -----      ------       -----      ------
Available-for-sale
  U. S. agencies                                       $14,998   $   152        $    0    $      0     $ 14,998   $   152
  Mortgage-backed securities                               929        33             0           0          929        33
                                                       -------   -------        ------    --------     --------   -------
   Total temporarily impaired debt
   securities, available-for-sale                      $15,927   $   185        $    0    $      0     $ 15,927   $   185
                                                       -------   -------        ------    --------     --------   -------
Held-to-maturity
Debt securities-corporate trust preferred              $     0   $     0        $  467    $     48     $    467   $    48
   Total temporarily impaired debt
                                                       -------   -------        ------    --------     --------   -------
   securities, held-to-maturity                        $     0   $     0        $  467    $     48     $    467   $    48
                                                       -------   -------        ------    --------     --------   -------

The $185,000 unrealized loss (less than 12 months) within the available-for-sale category was attributable to thirteen different securities. Management believes that the unrealized loss was the result of fluctuations in market interest rates subsequent to acquisition. Management has the ability to hold these investments until the earlier of maturity or a market price recovery. The $48,000 unrealized loss (12 months or more) in the held-to-maturity category was attributable to a single trust preferred security, rated investment grade and guaranteed by Royal Bank of Canada.

NOTE 4 - LOANS

The composition of the loan portfolio at December 31, is as follows:

(dollars in thousands)                                            2003               2002
----------------------                                            ----               ----
Commercial, industrial and agricultural                         $163,676           $161,425
Real estate - construction and land development                   28,147             20,596
                                                                --------           --------
    Total commercial related loans                               191,823            182,021
Real estate - residential mortgages                               25,134             24,803
Installment                                                       43,249             27,136
                                                                --------           --------
    Total consumer related loans                                  68,383             51,939
                                                                --------           --------
    Total loans                                                 $260,206           $233,960
                                                                --------           --------

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in York County, Pennsylvania and northern Maryland. Although this may pose a concentration risk geographically, we believe the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year-end 2003 and 2002, the total loan portfolio included two industry concentrations that exceeded 10 percent. The commercial real estate leasing industry accounted for 11.8 and 15.7 percent, respectively of the total loan portfolio, and the agricultural industry accounted for 10.3 and 8.5 percent, respectively of the total loan portfolio. Loans to borrowers within these industries are usually collateralized by real estate.

Loans to directors, executive officers, principal shareholders, and any associates of such persons amounted to $3,434,000 at December 31, 2003, and $3,453,000 at December 31, 2002. During 2003, total loan additions amounted to $2,875,000 and total payments collected amounted to $2,894,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year-end 2003, all loans to this group were current and performing in accordance with contractual terms.

[LOGO 20]

NOTE 5 - IMPAIRED, NONACCRUAL AND PAST DUE LOANS

Information regarding impaired commercial loans at December 31, was as follows:

(dollars in thousands)                                                   2003           2002            2001
----------------------                                                   ----           ----            ----
Impaired loans                                                         $4,006         $6,445          $2,199
Amount of impaired loans that have a related allowance                  1,064          1,359           2,199
Allowance for impaired loans                                              611            444             734
Average investment in impaired loans                                    5,352          5,869           2,650
Interest income recognized on impaired commercial loans                   266            152             115
                                                                       ------         ------          ------

Impairment related to the above loans was measured based on fair values of collateral. As of December 31, 2003 and 2002, the loan portfolio included total nonaccrual loans of $516,000 and $5,051,000, respectively. Interest that would have been included in income had those loans been accruing at their contractual rates in 2003 was $34,000, compared with $36,000 that was recognized in income. Loans contractually past due 90 days or more as to principal or interest, but still accruing interest totaled $49,000 at December 31, 2003 and $453,000 at December 31, 2002.

NOTE 6 - ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

(dollars in thousands)                                    2003          2002             2001
----------------------                                    ----          ----             ----
Balance at beginning of year                             $1,515        $1,898           $1,967
Provision charged to operating expense                      553           515              143
Loans charged off                                          (770)       (1,185)            (232)
Recoveries                                                  396           287               20
                                                         ------        ------           ------
Balance at end of year                                   $1,694        $1,515           $1,898
                                                         ------        ------           ------

                                                                       [LOGO 21]

Notes to Consolidated Financial Statements

NOTE 7 - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, was as follows:

(dollars in thousands)                                            2003              2002
----------------------                                            ----              ----
Land                                                             $ 1,149           $ 1,149
Buildings and improvements                                         8,746             8,481
Capitalized leased premises                                          672               672
Equipment                                                          6,855             6,156
                                                                 -------           -------
                                                                  17,422            16,458
Less-accumulated depreciation                                    (8,064)           (7,123)
                                                                 -------           -------
Net premises and equipment                                       $ 9,358           $ 9,335
                                                                 -------           -------

PeoplesBank leases certain banking branches under capital and noncancellable operating leases, which expire on various dates through 2016. The terms include various renewal options and provide for rental increases based upon predetermined factors. Total lease expenses under operating leases amounted to $70,000 in 2003, $38,000 in 2002 and $22,000 in 2001. At December 31, 2003,
future minimum lease payments for these leases and a capital lease are payable as follows:

                                                                CAPITAL           OPERATING
(dollars in thousands)                                           LEASE              LEASES
----------------------                                           -----              ------
2004                                                          $       88            $   66
2005                                                                  88                67
2006                                                                  94                67
2007                                                                  95                68
2008                                                                  95                70
Thereafter                                                           701               225
                                                              ----------            ------
Total future minimum lease payments                                1,161            $  563
Less-interest                                                       (524)
                                                              ----------
Present value of minimum lease payments                       $      637
                                                              ----------

NOTE 8 - DEPOSITS

The composition of deposits at December 31, was as follows:

(dollars in thousands)                                            2003              2002
----------------------                                            ----              ----
Noninterest bearing demand                                     $ 33,188          $ 30,120
NOW                                                              40,552            34,851
Money market                                                     75,529            73,938
Savings                                                          15,627            13,023
Time CDs less than $100,000                                     113,014           114,808
Time CDs $100,000 or more                                        26,372            25,887
                                                               --------          --------
Total deposits                                                 $304,282          $292,627
                                                               --------          --------

Scheduled maturities of time deposits as of December 31, were as follows:

(dollars in thousands)                                                2003
----------------------                                                ----
2004                                                                $ 75,043
2005                                                                  30,804
2006                                                                  18,350
2007                                                                  11,016
2008                                                                   4,173
                                                                    --------
Total time deposits                                                 $139,386
                                                                    --------

[LOGO 22]

NOTE 9 - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The schedule below provides a summary of short-term borrowings that consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from the FHLBP, for both short and long-term credit needs, is approximately $95 million. As of December 31, 2003, total unused credit with the FHLBP was approximately $66 million. Obligations to the FHLBP are secured by FHLB stock and qualifying collateral, principally the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program.

A summary of aggregate short-term borrowings on December 31, is as follows:

(dollars in thousands)                                                      2003           2002             2001
----------------------                                                      ----           ----             ----
Amount outstanding at end of year                                          $6,795         $7,089           $    0
Weighted average interest rate at end of year                                1.03%          1.31%            0.00%
Maximum amount outstanding at any month-end                                $6,795         $7,089           $3,000
Daily average amount outstanding                                           $1,473         $  591           $  101
Approximate weighted average interest rate for the year                      1.29%          1.69%            6.93%
                                                                           ------         ------           ------

A summary of long-term debt at December 31, is as follows:

(dollars in thousands)                                                    2003             2002
----------------------                                                    ----             ----
PeoplesBank obligations to FHLBP
  Due 2004, 5.12%                                                        $     0          $ 1,025
  Due 2005, 5.36%, convertible quarterly after
   December 2002                                                           6,000            6,000
  Due 2007, 4.69%, amortizing                                              1,256            1,636
  Due 2009, 3.47%, convertible quarterly after
   December 2006                                                           5,000                0
  Due 2013, 3.46%, amortizing                                              4,753                0
  Due 2014, 6.43%, convertible quarterly after
   July 2009                                                               5,000            5,000
Codorus Valley Bancorp, Inc. obligation
  Due 2009, 7.35%, amortizing                                              1,793            1,848
                                                                         -------          -------
                                                                          23,802           15,509
Capital lease obligation                                                     637              655
                                                                         -------          -------
Total long-term debt                                                     $24,439          $16,164
                                                                         -------          -------

PeoplesBank's obligations to FHLBP are fixed rate and fixed/floating (convertible) rate instruments. The FHLBP has an option on the convertible borrowings to convert the rate to a floating rate after the expiration of a specified period. The floating rate is based on the LIBOR index plus a spread. If the FHLBP elects to exercise its conversion option, PeoplesBank can repay the converted loan without a prepayment penalty. The obligation of Codorus Valley is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania. In February 2004, this obligation was refinanced without interest penalty. The new obligation is for approximately the same amount, matures in 2011 and has a floating rate based on the 1-month LIBOR index plus 150 basis points. Total maturities of total long-term debt over the next five years are as follows: $916,000 in 2004, $6,956,000 in 2005, $1,007,000 in 2006, $594,000 in 2007 and $621,000 in 2008.

                                                                       [LOGO 23]

Notes to Consolidated Financial Statements

NOTE 10 - SHAREHOLDERS' EQUITY

On April 8, 2003, the board of directors declared a 5 percent common stock dividend payable on or before June 5, 2003, to shareholders of record on April 22, 2003. On April 9, 2002, the board of directors declared a 5 percent common stock dividend payable on or before June 6, 2002, to shareholders of record on April 23, 2002. On April 10, 2001, the board of directors declared a 5 percent common stock dividend payable on or before June 7, 2001, to shareholders of record on April 24, 2001.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which allows additional shares of common stock to be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 159,942 shares of common stock are reserved and available for issuance at December 31, 2003. Under the Plan, no shares were issued in 2003, 2,642 shares were issued in 2002 and no shares were issued in 2001. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

NOTE 11 - REGULATORY MATTERS

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL prohibits dividend payments if such payment would render the Corporation insolvent or result in negative net worth. Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by PeoplesBank to the Corporation. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of PeoplesBank, and loans or advances are limited to 10 percent of PeoplesBank's capital stock and surplus on a secured basis. In addition, dividends paid by PeoplesBank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

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

Quantitative measures established by regulators to ensure capital adequacy require the Corporation and PeoplesBank to maintain minimum ratios, as set forth below, to total and tier 1 capital as a percentage of risk-weighted assets, and of tier 1 capital to average assets (leverage ratio). Management believes that the Corporation and PeoplesBank were well capitalized on December 31, 2003, based on FDIC capital guidelines.

The FDIC's minimum quantitative standards for a well capitalized institution are as follows: tier 1 risk-based capital ratio, 6 percent; total risk-based capital ratio, 10 percent; and leverage ratio, 5 percent. The FDIC's minimum quantitative standards for an adequately capitalized institution are as follows: tier 1 risk-based capital ratio, 4 percent; total risk-based capital ratio, 8 percent; and leverage ratio, 4 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The following table shows the Corporation and PeoplesBank's actual and required ratios and capital amounts on December 31, 2003 and 2002.

[LOGO 24]

                                                                   MINIMUM FOR         WELL CAPITALIZED
CODORUS VALLEY BANCORP, INC.             ACTUAL                  CAPITAL ADEQUACY            MINIMUM*
(dollars in thousands)            AMOUNT     RATIO              AMOUNT         RATIO      AMOUNT      RATIO
----------------------            ------     -----              ------         -----      ------      -----
December 31, 2003
Capital ratios
  Tier 1 risk-based              $ 32,702    11.13%      > or =   $ 11,751   > or = 4.0%    N/A         N/A
  Total risk-based                 34,396    11.71       > or =     23,502   > or = 8.0     N/A         N/A
  Leverage                         32,702    9.15        > or =     14,292   > or = 4.0     N/A         N/A

December 31, 2002
Capital ratios
  Tier 1 risk-based              $ 30,475    11.32%      > or =   $ 10,770   > or = 4.0%    n/a         n/a
  Total risk-based                 31,990    11.88       > or =     21,539   > or = 8.0     n/a         n/a
  Leverage                         30,475     8.93       > or =     13,650   > or = 4.0     n/a         n/a

                                                                    MINIMUM FOR                 WELL CAPITALIZED
PEOPLESBANK                             ACTUAL                   CAPITAL ADEQUACY                   MINIMUM*
(dollars in thousands)            AMOUNT     RATIO            AMOUNT          RATIO           AMOUNT           RATIO
----------------------            ------     -----            ------          -----           ------           -----
December 31, 2003
Capital ratios
  Tier 1 risk-based              $ 28,048     9.75%      > or =  $11,504     > or = 4.0%  > or =  $17,256    > or = 6.0%
  Total risk-based                 29,742    10.34       > or =   23,008     > or = 8.0   > or =  $28,760    > or =10.0
  Leverage                         28,048     7.99       > or =   14,043     > or = 4.0   > or =   17,554    > or = 5.0
December 31, 2002
Capital ratios
  Tier 1 risk-based              $ 25,946     9.86%      > or =  $10,521     > or = 4.0%  > or =  $15,782    > or = 6.0%
  Total risk-based                 27,461    10.44       > or =   21,042     > or = 8.0   > or =   26,303    > or =10.0
  Leverage                         25,946     7.75       > or =   13,390     > or = 4.0   > or =   16,738    > or = 5.0

* To be well capitalized under prompt correction action provisions.

NOTE 12 - BENEFIT PLANS

DEFINED CONTRIBUTION PLAN

The Corporation maintains a 401(k) savings and investment plan covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 2003, 2002, and 2001, the Corporation matched 50 percent of the first 6 percent of an employee's contribution. The Corporation's expense for the 401(k) savings and investment plan was $103,000 for 2003, $92,000 for 2002, and $77,000 for 2001.

SUPPLEMENTAL BENEFIT PLANS

PeoplesBank maintains supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverage. The expense associated with these plans was approximately $147,000 for 2003, $130,000 for 2002, and $118,000 for 2001. The accrued liability was $629,000 at December 31, 2003, and $482,000 at December 31, 2002. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank.

EMPLOYEE STOCK BONUS PLAN

In 2001, the Corporation implemented an Employee Stock Bonus Plan, administered by nonemployee members of the Corporation's board of directors, under which the Corporation may issue shares of its common stock to employees as performance based compensation. As of December 31, 2003, 10,796 shares of common stock were reserved for possible issuance under this plan, subject to future adjustment in the event of specified changes in the Corporation's capital structure. Under the Employee Stock Bonus Plan, 66 shares of stock were issued during 2003 and 152 shares of stock were issued during 2002.

                                                                       [LOGO 25]

Notes to Consolidated Financial Statements

NOTE 13 - STOCK OPTION PLANS

The Corporation maintains three stock option plans as follows: a 2000 Stock Incentive Plan (2000 Plan), a 1998 Independent Directors Stock Option Plan (1998
Plan) and a 1996 Stock Incentive Plan (1996 Plan). All options available for grant under the 1998 and 1996 Plans have been granted.

Shares reserved and available for issuance were 115,763 for the 2000 Plan, 122,997 for the 1998 Plan, and 92,012 for the 1996 Plan at December 31, 2003. Shares reserved for future issuance under each plan are subject to adjustment in the event of specified changes in the Corporation's capital structure. Options awarded under these plans to date have been granted with an exercise price equal to the fair value of the stock on the grant date, a vesting period of six months and an expiration period of ten years.

The 2000 Plan also allows for the granting of stock appreciation rights and restricted stock, none of which have been granted to date at December 31, 2003.

A summary of stock options from all Plans, adjusted for stock dividends, is presented in the following table:

                                                                          YEARS ENDED DECEMBER 31,
                                                            2003                       2002                    2001
                                                   -----------------------------------------------------------------------------
                                                                   WEIGHTED                  WEIGHTED                  WEIGHTED
                                                                AVG. EXERCISE             AVG. EXERCISE             AVG. EXERCISE
                                                   OPTIONS          PRICE        OPTIONS      PRICE      OPTIONS         PRICE
                                                   -------          -----        -------      -----      -------         -----
Outstanding at beginning of year                   201,337          $14.15       191,052      $14.07     170,824        $ 14.29
Granted                                                  -               -        12,600       14.76      34,179          13.34
Exercised                                                -               -         2,315       10.37       2,315          10.37
Forfeited                                                -               -             -           -      11,636          15.90
                                                   -------          ------       -------      ------     -------        -------
Outstanding at end of year                         201,337          $14.15       201,337      $14.15     191,052        $ 14.07
                                                   -------          ------       -------      ------     -------        -------

Information regarding options outstanding as of December 31, 2003, is presented in the following table:


                                                                                     WEIGHTED AVG.
                                                                                       REMAINING
                                                         OPTIONS      WEIGHTED AVG.   CONTRACTUAL    OPTIONS       WEIGHTED AVG.
                                                       OUTSTANDING   EXERCISE PRICE      LIFE      EXERCISABLE    EXERCISE PRICE
                                                       -----------   --------------      ----      -----------    --------------
Options with exercise prices
ranging from $8.50 to $11.50                             30,772         $10.26        4.5 YEARS      30,772            $10.26
Options with exercise prices
ranging from $11.51 to $14.50                            84,152          13.79        5.7 YEARS      71,686             13.82
Options with exercise prices
ranging from $14.51 to $17.50                            86,413          15.89        5.4 YEARS      81,308             15.93
                                                        -------         ------        ---           -------            ------
Total options outstanding with exercise
  prices ranging from $8.50 to $17.50                   201,337         $14.15        5.4 YEARS     183,766            $14.16
                                                        -------         ------        ---           -------            ------

[LOGO 26]

NOTE 14 - INCOME TAXES

Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

(dollars in thousands)                                                      2003          2002
----------------------                                                      ----          ----
Deferred tax assets
  Allowance for loan losses                                                $  411        $    351
  Deferred compensation                                                       214             164
  Partnership investment amortization                                         328             259
  Tax credit carryforward                                                     285             428
                                                                           ------        --------
    Total deferred tax assets                                               1,238           1,202
                                                                           ------        --------
Deferred tax liabilities
  Deferred loan fees                                                          120              82
  Depreciation                                                                330             259
  Net unrealized gains on available-for-sale securities                       384             711
  Other, net                                                                  153             107
                                                                           ------        --------
    Total deferred tax liabilities                                            987           1,159
                                                                           ------        --------
    Net deferred tax asset                                                 $  251        $     43
                                                                           ------        --------

Analysis of federal income taxes reflected in the income statements is as follows:

(dollars in thousands)                                                      2003          2002           2001
----------------------                                                      ----          ----           ----
Current tax provision                                                      $1,052        $1,291           $940
Deferred tax benefit (provision)                                              119          (614)            (8)
                                                                           ------        ------           ----
Total tax provision                                                        $1,171        $  677           $932
                                                                           ------        ------           ----

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

(dollars in thousands)                                                      2003         2002            2001
----------------------                                                      ----         ----            ----
Income before income taxes                                                 $4,603       $3,778          $3,786
                                                                           ------       ------          ------
Computed tax at 34%                                                        $1,565       $1,285          $1,287
Increase (reduction) in taxes resulting from:
  Tax-exempt interest income                                                 (157)        (182)           (190)
  Interest expense disallowance                                                13           20              27
  Tax-exempt income from bank owned life insurance                           (108)        (110)           (100)
  Tax credits                                                                (155)        (372)            (99)
  Other, net                                                                   13           36               7
                                                                           ------       ------          ------
Provision for income taxes                                                 $1,171       $  677          $  932
                                                                           ------       ------          ------

The provision for income taxes includes $90,000, $61,000 and $0 of applicable income tax expense related to net investment security gains in 2003, 2002 and 2001, respectively. Based on current tax law, tax credits can be carried back one year and carried forward twenty years.

                                                                       [LOGO 27]

Notes to Consolidated Financial Statements

NOTE 15 - COMMITMENTS TO EXTEND CREDIT

In the normal course of business, the Corporation is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and standby letters of credit. Standby letters of credit written are conditional commitments issued by PeoplesBank to guarantee the performance of a customer to a third party. The credit and market risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and requires collateral to support these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2003, for guarantees under standby letters of credit issued is not material. Normally, commitments to extend credit and letters of credit have fixed expiration dates or termination clauses, have specific rates and are for specific purposes. Many of the commitments are expected to expire without being extended; therefore, total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of outstanding commitments:

                                                                       DECEMBER 31,
(dollars in thousands)                                            2003            2002
----------------------                                            ----            ----
Commitments to grant loans
  Fixed rate                                                    $ 7,929         $15,180
  Variable rate                                                   8,458           4,840

Unfunded commitments of existing loans
  Fixed rate                                                    $ 8,685         $14,316
  Variable rate                                                  35,800          28,681

Standby letters of credit                                       $ 3,496         $ 2,454
                                                                -------         -------

NOTE 16 - CONTINGENT LIABILITIES

On March 19, 2003, a former bank client filed a counterclaim against PeoplesBank in the Court of Common Pleas of Dauphin County, Pennsylvania, alleging, among other things, that PeoplesBank: breached an implied-in-fact agreement to the claimants related to loans made to the claimants; intentionally interfered with the claimants' existing contracts and prospective business relations; and made certain misrepresentations to the claimants. The claimants allege to have incurred unliquidated losses and other damages in excess of $3.9 million and exemplary damages in excess of $35,000. The counterclaim was filed in response to the complaint filed by PeoplesBank whereby PeoplesBank alleges that the claimants defaulted on a promissory note resulting in damages to PeoplesBank in excess of $1.2 million. Management believes there are substantial defenses to this lawsuit and intends to defend it vigorously. The impact of the final disposition of this lawsuit cannot be assessed at this time. Counsel believes that the claim may qualify as a "covered claim" under PeoplesBank's lender liability insurance policy, which provides coverage for losses in excess of $100,000, and which should cover the defense and indemnification of PeoplesBank for the claim. The factual discovery process has not been completed. Although PeoplesBank expects to incur costs in defending these claims, based on the results of its investigation thus far and preliminary discussions with its lawyers, PeoplesBank currently does not believe the ultimate resolution of the claims will have a material impact on its financial condition or results of operations.

Also during the first quarter of 2003, PeoplesBank became aware of a civil forfeiture action brought about by the United States Attorney's Office. The forfeiture action involves real estate supporting a loan that PeoplesBank made to a customer who was allegedly involved with criminal activity. PeoplesBank is actively protecting its mortgage interest in the real estate from forfeiture through available defenses including the "innocent owner defense."

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of expected future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates

[LOGO 28]
of future cash flows. In that regard, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The Corporation used the methods and assumptions below in estimating its fair value disclosures for financial instruments.

Cash and equivalents--The carrying amounts reported in the balance sheet for cash and equivalents approximate their fair value at the reporting date.

Investment securities--Fair values for investment securities are based on quoted market prices, where available. When quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable--For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk; fair values were based on carrying values. For fixed-rate loans, fair values were estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgage servicing rights--The fair value of mortgage servicing rights is based on observable market prices available or the present value of expected future cash flows when not available.

Accrued interest receivable and payable--The carrying amounts of accrued interest receivable and payable approximate their fair values.

Demand and savings deposits--The carrying amounts of demand and savings deposits approximate their fair values.

Time deposits--The carrying value of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate market value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

Short-term borrowings--The carrying amount of short-term borrowings approximates the fair value.

Long-term debt--The fair value of long-term debt is estimated by discounting the future cash flows, using rates available for debt of similar remaining maturities at the reporting date.

Off-balance sheet instruments--The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. These amounts were not considered material at December 31, 2003 and 2002.

An analysis of financial instruments is as follows:

                                                  DECEMBER 31, 2003         DECEMBER 31, 2002
                                                CARRYING       FAIR       CARRYING         FAIR
(dollars in thousands)                           AMOUNT        VALUE       AMOUNT          VALUE
----------------------                           ------        -----       ------          -----
Financial assets
Cash and equivalents                            $ 12,408     $ 12,408     $ 11,120        $ 11,120
Securities, available-for-sale                    62,738       62,738       68,863          68,863
Securities, held-to-maturity                       9,355       10,223        9,357           9,539
Restricted investment in bank stock                1,976        1,976        1,503           1,503
Loans, held for sale                               2,157        2,183        4,586           4,649
Loans, net of allowance                          258,512      263,468      232,445         235,993
Mortgage servicing rights                             26           26           52              52
Accrued interest receivable                        1,556        1,556        1,721           1,721

Financial liabilities
Demand and savings deposits                     $164,896     $164,896     $151,932        $151,932
Time deposits                                    139,386      142,943      140,695         145,272
Short-term borrowings                              6,795        6,795        7,089           7,089
Long-term debt                                    24,439       25,466       16,164          17,663
Accrued interest payable                             340          340          454             454

Off-balance sheet instruments                          0            0            0               0
                                                --------     --------     --------         -------

                                                                       [LOGO 29]

Notes to Consolidated Financial Statements

NOTE 18 - CONDENSED FINANCIAL INFORMATION-PARENT COMPANY ONLY

CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                DECEMBER 31,
(dollars in thousands)                                       2003         2002
----------------------                                       ----         ----
ASSETS
Cash and due from banks                                     $   242      $   181
Securities, held-to-maturity                                  3,777        3,776
Investment in subsidiaries                                   29,137       27,697
Premises and equipment                                        4,305        4,389
Other assets                                                    173          146
                                                            -------      -------
  Total assets                                              $37,634      $36,189
                                                            -------      -------

LIABILITIES
Long-term debt                                              $ 1,793      $ 1,848
Long-term debt with subsidiary, PeoplesBank                   2,032        2,092
Other liabilities                                                20           26
                                                            -------      -------
  Total liabilities                                           3,845        3,966
SHAREHOLDERS' EQUITY                                         33,789       32,223
                                                            -------      -------
  Total liabilities and shareholders' equity                $37,634      $36,189
                                                            -------      -------

CONDENSED STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
(dollars in thousands)                                       2003          2002          2001
----------------------                                       ----          ----          ----
INCOME
Interest from investment securities                         $  347        $  371        $  394
Dividends from subsidiary, PeoplesBank                       1,453         1,263         1,301
Rental income                                                  433           456           445
Other                                                            0            24             0
                                                            ------        ------        ------
  Total income                                               2,233         2,114         2,140
EXPENSE
Interest expense on long-term debt                             301           312           319
Other                                                          623           595           656
                                                            ------        ------        ------
  Total expense                                                924           907           975
                                                            ------        ------        ------
  Income before applicable income tax benefit and
   undistributed earnings of subsidiaries                    1,309         1,207         1,165
APPLICABLE INCOME TAX BENEFIT                                   49            22            46
                                                            ------        ------        ------
  Income before undistributed earnings of subsidiaries       1,358         1,229         1,211
Undistributed earnings of subsidiaries                       2,074         1,872         1,643
                                                            ------        ------        ------
  Net income                                                $3,432        $3,101        $2,854
                                                            ------        ------        ------

[LOGO 30]

CONDENSED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED DECEMBER 31,
(dollars in thousands)                                         2003           2002            2001
----------------------                                         ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $ 3,432         $ 3,101         $ 2,854
  Adjustments to reconcile net income to net cash
  provided by operations:
    Depreciation                                                 173             171             172
    Undistributed earnings of subsidiaries                    (2,074)         (1,872)         (1,643)
    Gain on sale of premises and equipment and securities          0             (24)              0
    Other, net                                                    66              25             (45)
                                                             -------         -------         -------
      Net cash provided by operating activities                1,597           1,401           1,338

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of securities, available-for-sale            0              40               0
  Purchase of securities, available-for-sale                       0               0              (1)
  Purchases of premises and equipment                            (89)            (75)            (52)
  Proceeds from sales of premises and equipment                    0              40               0
                                                             -------         -------         -------
    Net cash provided by (used in) investing activities          (89)              5             (53)

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayments of long-term debt                                  (115)           (108)           (100)
  Dividends paid                                              (1,327)         (1,262)         (1,201)
  Issuance of common stock                                         0              67              27
  Cash paid in lieu of fractional shares                          (5)             (4)             (4)
                                                             -------         -------         -------
    Net cash used in financing activities                     (1,447)         (1,307)         (1,278)
                                                             -------         -------         -------

    Net increase in cash and cash equivalents                     61              99               7
    Cash and cash equivalents at beginning of year               181              82              75
                                                             -------         -------         -------
    Cash and cash equivalents at end of year                 $   242         $   181         $    82
                                                             -------         -------         -------

                                                                       [LOGO 31]

Report of Independent Auditors

[BEARD MILLER COMPANY LLP LOGO]

The Shareholders and Board of Directors
Codorus Valley Bancorp, Inc.
York, Pennsylvania


         We have audited the accompanying consolidated statements of financial condition of Codorus Valley Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Codorus Valley Bancorp, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                                       Beard Miller Company LLP.

Harrisburg, Pennsylvania
January 9, 2004

[LOGO 32]

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

FORWARD-LOOKING STATEMENTS

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

CRITICAL ACCOUNTING ESTIMATES

Disclosure of Codorus Valley's significant accounting policies is included in
Note 1 to the consolidated financial statements of this Annual Report. Some of these policies are particularly sensitive, requiring that significant judgments, estimates and assumptions be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including the provision and allowance for loan losses, located on pages 38 and 44 of this Annual Report.

Significant estimates are made by management in determining the allowance for loan losses. Management considers a variety of factors in establishing this estimate such as current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, financial and managerial strength of borrowers, adequacy of collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Estimates related to the value of collateral also have a significant impact on whether or not management continues to accrue income on delinquent loans and on the amounts at which foreclosed real estate is recorded on the statement of financial condition. As described in Note 16--Contingent Liabilities, property collateralizing a loan on PeoplesBank's balance sheet is subject to litigation. In establishing the loan loss allowance, management presumed that the rights to the property would be protected. If, however, PeoplesBank's property rights are not successfully protected the allowance for loan losses will need to be increased through provision expense to cover the loss.

As permitted by SFAS No. 123, the Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No.
25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Corporation's stock option plans. The pro forma impact of net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of the grant, is disclosed in Note 1 to the consolidated financial statements. The Corporation has no current plans to change its method of accounting for stock-based compensation.

Management discussed the development and selection of critical accounting estimates and related Management Discussion and Analysis disclosure with the Audit Committee. There were no material changes made to the critical accounting estimates during the periods presented within this report.

Overview

THE UNITED STATES ECONOMY

United States economic activity improved in the second half of 2003, stimulated by an end to major combat in Iraq, an increase in corporate profits and stock prices and federal tax cuts. The unusually low level of market interest rates was another important contributing factor. On June 25, 2003, the Federal Reserve Board (Fed) lowered the federal funds rate one-quarter percent to 1 percent, its only interest rate change in 2003. The national prime rate moved in lock step and ended the year at 4 percent. Both benchmark interest rates were at 45-year lows. After three consecutive years of stock market losses the Dow Jones Industrial Average closed at 10,454, up 25.3 percent for the year and the S&P 500 closed at 1,112, up 26.4 percent for the year. Many economists believe that the financial underpinnings for long-term economic growth are in place and therefore, are generally optimistic about 2004. The only missing ingredient for

                                                                       [LOGO 33]

Management's Discussion of Consolidated Financial Condition & Results of Operations

a full-blown economic recovery is job growth. At year-end 2003 the unemployment rate was 5.7 percent, well above a 4 percent "natural" rate of unemployment as defined by the Fed.

Comparatively, on November 6, 2002, the Fed lowered the federal funds rate one-half percent to 1.25 percent, its only interest rate change for 2002. The national prime rate moved in lock step and ended the year at 4.25 percent. The year 2002 ended with consumer confidence declining due to rising unemployment and a discouraging job outlook. Other factors constraining economic growth throughout the year included: the third of three consecutive years of stock market losses, an occurrence not seen in the past 60 years; high profile accounting scandals and bankruptcies; lackluster corporate earnings reports; and anxiety over terrorism and possible military conflict around the world.

THE FINANCIAL SERVICES INDUSTRY

For the first nine months of 2003, FDIC insured institutions in the aggregate earned 12 percent more than in the same period of 2002, based on the most current available information from the FDIC. In short, it appears that the financial services industry is poised for a record earnings year. The increase in earnings was due primarily to increases in noninterest income (gains from the sale of mortgages) and gains from the sale of securities, and a decrease in the provision for loan losses. Net interest income increased only 1.2 percent as yields declined faster than funding costs placing pressure on net interest margins. Asset quality continued to improve as both noncurrent loans and charge-offs declined, and risk-based regulatory capital ratios continued to strengthen. Commercial banks, an FDIC reporting subset that totaled 4,166 in number, achieved a return on assets of 1.31 percent and a return on equity of
13.91 percent for the first nine months of 2003 annualized.

For the fourth consecutive year, bank stocks represented on the Nasdaq Bank Stock Index outperformed the benchmark S&P 500 Index. The Nasdaq Bank stock index increased 30 percent for 2003, 5 percent for 2002, 13 percent for 2001 and 19 percent for 2000. Comparatively, the S&P 500 Index increased 26 percent for 2003 and decreased 23 percent for 2002, 13 percent for 2001 and 9 percent for 2000.

Management believes that the financial services industry will continue to consolidate as a strategy to increase profits and market share. With an emphasis on strengthening customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that industry consolidation and product diversification may enhance its competitive position as a community bank.

BUSINESS STRATEGIES

Throughout 2003, management and the board of directors (board) continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. One such initiative was to engage a consulting firm to conduct a company wide performance evaluation, to include staffing and work processes. Acting upon the consultant's recommendations, management realigned staffing to move toward industry standards and improved operating efficiency. These benefits, on an annualized basis, far exceeded the one time consultant's fee.

The Corporation relies heavily on technological innovation to provide quality products and services to its customers, contain costs and remain competitive. Two projects serve as examples. PeoplesBank began implementing a document imaging system, which scans and stores documents on an electronic medium, to increase operational efficiency. Document imaging eliminates the need to maintain bulky physical files for many paper documents and provides a means for authorized employees to quickly access information. Document imaging will be phased in for selected divisions of the Bank throughout 2004. PeoplesBank is also in the process of redesigning its website to provide more information and useful features in a user friendly format. The change is in response to a growing customer base that prefers the convenience of using electronic delivery channels to satisfy some of their financial needs. Management plans to introduce the new website in the second quarter of 2004.

Management relocated Market Street Financial Services, an insurance agency acquired in September 2002, to the Codorus Valley Corporate Center, the Corporation's headquarters to better integrate its wealth management marketing efforts with business banking and consumer banking. Looking ahead, management plans to implement strategies to grow business banking, increase fee income and contain operating expense.

FINANCIAL HIGHLIGHTS

The Corporation earned $3,432,000 or $1.20 per diluted share for 2003, compared to $3,101,000 or $1.09 per diluted share for 2002, and $2,854,000 or $1.01 per diluted share for 2001. All per share amounts were adjusted for stock dividends. The $331,000 or 11 percent increase in current period net income was caused primarily by increases in net interest income and noninterest income, which more than offset increases in noninterest expense and federal income tax. Current period net interest income increased $1,299,000 or 11 percent over 2002 due primarily to lower funding costs (rate driven). Noninterest income, which included gains from the sale of mortgages and investment securities, increased $846,000 or 24 percent over 2002 due primarily to income from mutual funds, annuity and insurance sales, and service charges on deposit accounts. Noninterest expense increased $1,282,000 or 12 percent over 2002 due primarily to expansion resulting from the acquisition of an insurance agency in September 2002 and the addition of a full service financial center in December 2002. Current period federal income tax increased $494,000 over 2002 due to an increase in pretax earnings and a decrease in tax credits. A summary of quarterly earnings for 2003 and 2002 is presented in Table 13--Summary of Quarterly Financial Data.

Net income for 2002 was $3,101,000, an increase of $247,000 or 9 percent above 2001. The increase was due to an increase in

[LOGO 34]
noninterest income and a decrease in federal income tax, which more than offset increases in noninterest expense and loan loss provision. The 42 percent increase in noninterest income was due primarily to gains from the sale of residential mortgages and investment securities. The 27 percent decrease in federal income tax was due to tax credits received by PeoplesBank from an investment in a real estate partnership that provides low-income housing. The 7 percent increase in noninterest expense was caused primarily by operating expenses attributable to corporate expansion in 2002 and 2001 and normal business growth. The 260 percent increase in the loan loss provision was the result of a higher level of charge-offs stemming primarily from a loss on equipment financing contracts. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000.

Annual cash dividends per share, as adjusted, were $.47 for 2003, compared to $.45 for 2002. Additionally, a 5 percent stock dividend was paid in 2003 and 2002. Book value per share, as adjusted, was $11.91 for year-end 2003, compared to $11.38 for year-end 2002.

Net income as a percentage of average shareholders' equity (return on equity or ROE), was 10.3 percent for 2003, compared to 10.1 percent for 2002. Net income as a percentage of average total assets (return on assets or ROA), was .96 percent for 2003, compared to .91 percent for 2002.

At December 31, 2003, nonperforming assets as a percentage of total loans and net foreclosed real estate were approximately .72 percent, compared to 2.55 percent for year-end 2002. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8--Nonperforming Assets. The allowance for loan losses as a percentage of total loans was .65 percent for year-end 2003 and 2002. Information regarding the allowance is provided in the Risk Management section of this report, including Tables 9 and 10. Based on a recent evaluation of probable loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 2003.

Throughout 2003, the Corporation maintained a capital level well above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7--Capital Ratios, shows that the Corporation and PeoplesBank were well capitalized on December 31, 2003.

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

For analytical purposes, Table 1--Net Interest Income, Table 2--Rate/Volume Analysis of Changes in Net Interest Income and Table 3--Average Balances and Interest Rates, are presented on a tax equivalent basis to make it easier to compare taxable and tax-exempt assets. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent. Unless otherwise noted, the

TABLE 1 - NET INTEREST INCOME (TAX EQUIVALENT BASIS)

(dollars in thousands)                             2003        2002        2001        2000        1999            5 YR CGR*
----------------------                             ----        ----        ----        ----        ----            ---------
Total interest income                            $ 19,964    $ 20,674     $ 22,602   $ 21,904    $ 20,314             0.0%
Tax equivalent adjustment                             238         277          288        249         192             n/a
                                                 --------    --------     --------   --------    --------            ----
Adjusted total interest income                     20,202      20,951       22,890     22,153      20,506             0.1%
Total interest expense                              6,898       8,907       10,871     11,064       9,534            -5.7%
                                                 --------    --------     --------   --------    --------            ----
  Net interest income                            $ 13,304    $ 12,044     $ 12,019   $ 11,089    $ 10,972             4.1%

Average earning assets                           $322,391    $310,431     $286,777   $264,174    $253,800             6.3%
Average interest bearing liabilities             $290,405    $281,062     $257,262   $237,537    $228,163             6.5%

Yield on earning assets                              6.27%       6.75%        7.98%      8.39%       8.08%
Rate on interest bearing liabilities                 2.38%       3.17%        4.23%      4.66%       4.18%
                                                 --------    --------     --------   --------    --------            ----
  Interest rate spread                               3.89%       3.58%        3.75%      3.73%       3.90%
  Net yield on average earning assets                4.13%       3.88%        4.19%      4.20%       4.32%
                                                 --------    --------     --------   --------    --------            ----

* Compound growth rate (CGR) is the average annual growth over the five-year period which began in 1998.

                                                                       [LOGO 35]

Management's Discussion of Consolidated Financial Condition & Results of Operations

TABLE 2 - RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME (TAX EQUIVALENT BASIS)

                                                                  YEAR ENDED         2003 COMPARED TO 2002
                                                                  DECEMBER 31,   INCREASE               CHANGE DUE TO
(dollars in thousands)                                         2003       2002   (DECREASE)       VOLUME           RATE
----------------------                                         ----       ----   ----------       ------           ----
Interest Income
  Interest bearing deposits with banks                      $     2     $     5  $     (3)       $    (2)        $     (1)
  Federal funds sold                                             62         224      (162)          (131)             (31)
  Securities, taxable                                         2,541       2,693      (152)           404             (556)
  Securities, tax-exempt                                        665         791      (126)          (120)              (6)
  Loans, taxable                                             16,897      17,216      (319)           949           (1,268)
  Loans, tax-exempt                                              35          22        13             27              (14)
                                                            -------     -------  --------        -------         --------
    Total interest income                                    20,202      20,951      (749)         1,127           (1,876)

Interest Expense
  Deposits
   Interest bearing demand                                      822       1,201      (379)           147             (526)
   Savings                                                       84         131       (47)             7              (54)
   Time deposits under $100,000                               4,034       5,154    (1,120)           (60)          (1,060)
   Time deposits $100,000 and above                             881       1,212      (331)          (121)            (210)
  Short-term borrowings                                          19          10         9             15               (6)
  Long-term debt                                              1,058       1,199      (141)           (35)            (106)
                                                            -------     -------  --------        -------         --------
   Total interest expense                                     6,898       8,907    (2,009)           (47)          (1,962)
                                                            -------     -------  --------        -------         --------
   Net interest income                                      $13,304     $12,044  $  1,260        $ 1,174         $     86
                                                            -------     -------  --------        -------         --------

                                                                  YEAR ENDED              2002 COMPARED TO 2001
                                                                  DECEMBER 31,    INCREASE            CHANGE DUE TO
(dollars in thousands)                                         2002        2001  (DECREASE)       VOLUME            RATE
----------------------                                         ----        ----  ----------       ------            ----
Interest Income
  Interest bearing deposits with banks                      $     5     $    13  $     (8)       $     0         $    (8)
  Federal funds sold                                            224         562      (338)          (108)           (230)
  Securities, taxable                                         2,693       2,468       225          1,211            (986)
  Securities, tax-exempt                                        791         827       (36)           (30)             (6)
  Loans, taxable                                             17,216      18,999    (1,783)           739          (2,522)
  Loans, tax-exempt                                              22          21         1             13             (12)
                                                            -------     -------  --------        -------         -------
    Total interest income                                    20,951      22,890    (1,939)         1,825          (3,764)

Interest Expense
  Deposits
    Interest bearing demand                                   1,201       1,801      (600)           420          (1,020)
    Savings                                                     131         219       (88)           (11)            (77)
    Time deposits under $100,000                              5,154       6,222    (1,068)            95          (1,163)
    Time deposits $100,000 and above                          1,212       1,462      (250)           137            (387)
  Short-term borrowings                                          10           7         3             34             (31)
Long-term debt                                                1,199       1,160        39             23              16
                                                            -------     -------  --------        -------         -------
    Total interest expense                                    8,907      10,871    (1,964)           698          (2,662)
                                                            -------     -------  --------        -------         -------
    Net interest income                                     $12,044     $12,019  $     25        $ 1,127         $(1,102)
                                                            -------     -------  --------        -------         -------

Changes which are due to both volume and rate are allocated in proportion to their relationship to the amount of change attributed directly to volume or rate. Taxable loans include loan fees of $1,082,000 in 2003, $955,000 in 2002, and $639,000 in 2001.

[LOGO 36]
discussion that follows is based on interest income and interest expense as reported in the consolidated statements of income.

Net interest income for 2003 was $13,066,000, an increase of $1,299,000 or 11 percent above 2002. Net interest income increased primarily as a result of lower funding costs, which were rate driven. Earning assets averaged $322 million and yielded 6.27 percent (tax equivalent basis) for 2003 compared to $310 million and 6.75 percent, respectively, for 2002. The increase in average earning assets occurred primarily in consumer loans, investment securities and business loans. In spite of an increase in the volume of assets, interest income was adversely impacted by low market interest rates, which lowered yields. Interest income on other earning assets, principally federal funds sold, decreased due to a decrease in volume as funds were deployed to loans and investments. Interest bearing liabilities averaged $290 million at an average rate of 2.38 percent for 2003 compared to $281 million and 3.17 percent, respectively, for 2002. The increase in the volume of interest bearing liabilities occurred primarily in demand deposits. For 2003, average time deposits decreased by 3 percent as rates were managed to lower funding

TABLE 3 - AVERAGE BALANCES AND INTEREST RATES (TAX EQUIVALENT BASIS)

                                                      2003                          2002                        2001
                                            ------------------------     -------------------------   -------------------------
                                            AVERAGE                      AVERAGE                     AVERAGE
(dollars in thousands)                      BALANCE   INTEREST  RATE     BALANCE   INTEREST   RATE   BALANCE    INTEREST  RATE
----------------------                      -------   --------  ----     -------   --------   ----   -------    --------  ----
Assets
   Interest bearing deposits with banks        $ 158  $      2   1.27%  $    231  $       5   2.16%  $    239   $    13      5.44%
   Federal funds sold                          5,552        62   1.12     13,336        224   1.68     16,513       562      3.40
   Investment securities
    Taxable                                   64,723     2,541   3.93     56,277      2,693   4.79     37,748     2,468      6.54
    Tax-exempt                                 9,160       665   7.26     10,803        791   7.32     11,204       827      7.38
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
      Total investment securities             73,883     3,206   4.34     67,080      3,484   5.19     48,952     3,295      6.73
 Loans
    Taxable (1)                              242,123    16,897   6.98    229,479     17,216   7.50    220,885    18,999      8.60
    Tax-exempt                                   675        35   5.19        305         22   7.21        188        21     11.17
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
      Total loans                            242,798    16,932   6.97    229,784     17,238   7.50    221,073    19,020      8.60
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
      Total earning assets                   322,391    20,202   6.27    310,431     20,951   6.75    286,777    22,890      7.98
 Other assets (2)                             36,323                      31,972                       25,773
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
      Total assets                          $358,714                    $342,403                     $312,550
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----

Liabilities and Shareholders' Equity
 Interest bearing deposits
   Interest bearing demand                  $115,152  $    822   0.71%  $102,581  $   1,201   1.17%  $ 83,172   $ 1,801      2.17%
   Savings                                    14,329        84   0.59     13,615        131   0.96     14,348       219      1.53
   Time deposits under $100,000              114,418     4,034   3.53    115,773      5,154   4.45    114,026     6,222      5.46
   Time deposits $100,000 and above           26,335       881   3.35     29,243      1,212   4.14     26,737     1,462      5.47
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
      Total interest bearing deposits        270,234     5,821   2.15    261,212      7,698   2.95    238,283     9,704      4.07
  Short-term borrowings                        1,473        19   1.29        591         10   1.69        101         7      6.93
  Long-term debt                              18,698     1,058   5.66     19,259      1,199   6.23     18,878     1,160      6.14
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
      Total interest bearing liabilities     290,405     6,898   2.38    281,062      8,907   3.17    257,262    10,871      4.23

  Noninterest bearing deposits                31,893                      27,690                       25,165
  Other liabilities                            3,200                       2,895                        1,569
  Shareholders' equity                        33,216                      30,756                       28,554
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
   Total liabilities and
    shareholders' equity                    $358,714                    $342,403                     $312,550
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
   Net interest income                                $ 13,304                    $  12,044                     $12,019
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
   Interest rate spread                                          3.89%                        3.58%                          3.75%
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----
   Net yield on earning assets                                   4.13%                        3.88%                          4.19%
                                            --------  --------  -----   --------  ---------  -----   --------   -------     -----

(1)  Includes loan fees of $1,082,000 in 2003, $955,000 in 2002 and $639,000 in
     2001.

(2) Includes average nonaccrual loans of $4,235,000 in 2003, $3,825,000 in 2002, and $1,759,000 in 2001.

                                                                       [LOGO 37]

Management's Discussion of Consolidated Financial Condition & Results of Operations

costs. The net yield on earning assets, on a tax equivalent basis, was 4.13 percent for 2003, compared to 3.88 percent for 2002. Looking ahead, management believes that PeoplesBank's asset-sensitive balance sheet is positioned to benefit from economic growth and rising market interest rates.

Comparatively, net interest income was $11,767,000 for 2002; an increase of $36,000 or .3 percent above the $11,731,000 earned in 2001. In spite of a $23.7 million or 8 percent increase in average earning assets, net interest income was flat for 2002 due to abnormally low market interest rates, a reflection of the Fed's accommodative monetary policy to stimulate a sluggish national economy. For 2002, low market interest rates lowered yields on earning assets to a greater degree than they lowered funding costs on interest bearing liabilities. Interest income from loans for 2002 was also constrained by an increase in nonperforming loans. Earning assets averaged $310 million and yielded 6.75 percent (tax equivalent basis) for 2002 compared to $287 million and 7.98 percent, respectively, for 2001. Asset growth occurred primarily in investment securities and business loans. For the second consecutive year, deposits experienced strong growth as investors sought safe haven from widespread price declines in securities markets. Interest bearing liabilities averaged $281 million at an average rate of 3.17 percent for 2002 compared to $257 million and
4.23 percent, respectively, for 2001. Funding was provided primarily by growth in interest bearing demand deposits. The same factors that constrained net interest income also constrained the net yield on average earning assets, which was 3.88 percent for 2002 compared to 4.19 percent for 2001.

PROVISION FOR LOAN LOSSES

The provision for probable loan losses is an estimated expense charged to earnings to address losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance for loan losses. The Risk Management section, including Tables 8, 9, and 10, of this report, provides detailed information about the allowance, provision and credit risk. For 2003, the provision expense for probable loan loss was $553,000, compared to $515,000 for 2002 and $143,000 for 2001. The level of expense for 2003 and 2002 reflected an increase in loan charge-offs, net of recoveries, due largely to a group of equipment financing contracts acquired from a third party broker. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000. At December 31, 2003, six equipment leasing contracts, which totaled $361,000, remained in PeoplesBank's portfolio and were performing.

Other factors that impacted the provision for 2002 included an increase in the nonperforming loan portfolio and continued concern over the sluggish national and local economies. The level of expense for 2001 was responsive to loan growth and a national and local economic slowdown.

NONINTEREST INCOME

Total noninterest income for 2003 was $4,380,000, an increase of $846,000 or 24 percent above 2002. The increase was caused primarily by increases in income from mutual fund, annuity and insurance sales, and service charges on deposit accounts. The $413,000 or 152 percent increase in mutual fund, annuity and insurance commissions was attributable to an insurance agency acquired by PeoplesBank in September 2002. The $363,000 or 46 percent increase in service charges on deposit accounts was attributable to an increase in insufficient funds fees. Insufficient funds fees increased primarily as a result of a discretionary overdraft service, implemented by PeoplesBank in June 2003. Current period gains from the sale of mortgages decreased $65,000 or 8 percent below 2002. During the third quarter of 2003, long-term market interest rates began to rise, curtailing mortgage refinancings and lowering expectations for gains in future periods. Low market interest rates during the first half of 2003 improved securities prices and enabled management to realize an $87,000 increase in gains from the sale of investment securities.

Total noninterest income for 2002 was $3,534,000, an increase of $1,038,000 or 42 percent above 2001. The increase was caused primarily by increases in gains from the sale of residential mortgages and investment securities. Gains from the sale of mortgages were up $613,000 or 386 percent. The increase reflected a full year of operation for the mortgage banking division and low market interest rates, which fueled a mortgage refinance boom. Gains from the sale of securities were $179,000 for 2002. Comparatively, no gains were realized from the sale of securities in 2001. The $79,000 or 41 percent increase in mutual fund, annuity and insurance commissions for 2002 was due in part to an insurance agency acquired by PeoplesBank in September 2002.

NONINTEREST EXPENSE

Total noninterest expense for 2003 was $12,290,000, an increase of $1,282,000 or 12% above 2002. The increase was the result of corporate expansion and increases in professional and legal fees and other expenses. With regard to expansion, the current year absorbed a full year's impact of personnel, occupancy and other expenses associated with the acquisition of an insurance agency in September 2002 and the addition of a financial center in December 2002. Current year professional and legal expense, principally consulting fees, increased $245,000 or 108 percent above 2002. During 2003, management engaged a consulting firm to conduct a company wide performance evaluation, to include staffing and work processes. Acting upon the consultant's recommendations, management realigned staffing to move toward industry standards and improved operating efficiency. These benefits, on an annualized basis, far exceeded the one time consultant's fee, which was approximately $275,000. Other expense for 2003 increased $283,000 or 14 percent above 2002 due primarily to expansion and normal business growth. An increase in ATM and point-of-sale processing expenses, driven by an increase in transaction volume, also contributed to the increase in other expense.

[LOGO 38]

Total noninterest expense for 2002 was $11,008,000, an increase of $710,000 or 7 percent above 2001. The increase was caused primarily by increases in personnel and other expense. Personnel increased $724,000 or 14 percent due primarily to planned corporate expansion. Year 2002 included the full year cost of prior year initiatives, including the addition of two financial centers, a mortgage banking operation and a centralized telephone call center. Other expense increased $236,000 or 14 percent due to: a $35,000 loss on a fraudulent check, increases in selected expenses such as memberships and subscriptions, appraisals, loan expenses, employee training, seminars and business meetings, insurance, and normal business growth. For 2002, foreclosed real estate expense decreased $168,000 or 70 percent. The prior year reflected a higher level of carrying costs and loss provisions attributable to a larger portfolio of acquired properties. Professional and legal expense for 2002 decreased $80,000 or 26 percent. The prior year reflected a higher level of expense caused by increased information technology consulting and services, legal advice for arbitration pertaining to a defective roof and HVAC system at the Corporation's headquarters and consulting advice relative to future growth strategies.

INCOME TAXES

The provision for federal income tax was $1,171,000 for 2003, compared to $677,000 for 2002. The $494,000 or 73 percent increase in tax reflects an increase in pretax income and a $217,000 decrease in federal tax credits. Tax credits were maximized in 2002 due to the inclusion of low-income housing tax credits and historical rehabilitation tax credits from PeoplesBank's investment in a low-income housing project. Historical rehabilitation tax credits are available only in the year the rehabilitation construction is complete. Details about this real estate partnership are provided under the Other Assets subheading within the Balance Sheet Review section of this report. Comparatively, the provision for 2002 decreased $255,000 or 27 percent below 2001 due to the recognition of tax credits from the investment in low-income housing.

Balance Sheet Review

INVESTMENT SECURITIES

The investment securities portfolio is an interest earning asset, second in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits.

On December 31, 2003, securities available-for-sale were $62.7 million reflecting a $6 million decrease below December 31, 2002, as funds were deployed to higher yielding loan portfolios. Decisions to purchase or sell securities are based on an assessment of current economic and financial conditions, including the interest rate environment, liquidity and income requirements. Securities available-for-sale are limited to high quality debt instruments as shown in Note 3 -- Securities Available-for-Sale and Held-to-Maturity. Note 3 shows that unrealized gains far exceed unrealized losses due to low market interest rates for year-end 2003 and 2002. Table 4 -- Analysis of Investment Securities shows that the available-for-sale portfolio yielded 3.63 percent with an average maturity of 2.9 years on December 31, 2003, compared to 4.59 percent and 3.1 years, respectively, on December 31, 2002. The decrease in yield during the current period was a result of low market interest rates.

On December 31, 2003, securities held-to-maturity were $9.4 million, approximately the same level as year-end 2002. The held-to-maturity portfolio consisted of fixed rate, long-term preferred stock (trust preferreds) issued by commercial bank holding companies. These trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable, and mature in years 2026-2028. Table 4 shows the portfolio as having a weighted average yield of 8.43 percent and a weighted average remaining maturity of 23 years as of December 31, 2003. Approximately $5.6 million, held by PeoplesBank, are rated investment grade by a national rating service. The remaining $3.8 million, held by the Corporation, are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial and strategic history. The trust preferred portfolio, part of a leverage growth strategy in a prior period, was financed primarily by borrowing from the Federal Home Loan Bank of Pittsburgh and a local financial institution.

LOANS

On December 31, 2003, total loans were $260 million, an increase of approximately $26 million or 11 percent above year end 2002. Table 5 -- Loan Portfolio Composition presents the composition of total loans on a comparative basis for five yearend periods. The table reflects the Corporation's emphasis on commercial lending. At year-end 2003, commercial loans increased approximately $10 million or 5 percent above year-end 2002. Consumer loans, principally installment loans, increased $16 million or 32 percent above the prior year-end in response to an aggressive marketing promotion. During 2003, PeoplesBank's mortgage banking staff focused on originating and selling residential mortgages without retaining servicing rights. These loans are classified on the balance sheet as loans held for sale. On December 31, 2003, loans held for sale were $2.2 million compared to $4.6 million for year-end 2002.

Table 6 -- Selected Loan Maturities and Interest Rate Sensitivity shows that, at December 31, 2003, the commercial loan portfolio was divided almost evenly between $95 million in fixed rate loans and $96 million in floating or adjustable rate loans. The 50/50 mix was the same on December 31, 2002. Floating rate loans reprice periodically with changes in either the US Prime rate or LIBOR as reported in the Wall Street Journal, or PeoplesBank's base rate. Adjustable rate loans reprice at annual intervals based on the US treasury yield curve. Additional loan information can be found in Note 4 -- Loans, and within the Risk Management section of this report.

                                                                       [LOGO 39]

Management's Discussion of Consolidated Financial Condition & Results of Operations

TABLE 4 - ANALYSIS OF INVESTMENT SECURITIES (AMORTIZED COST BASIS)

                                                                                      CORPORATE                          WEIGHTED
                                     U.S.              U.S.           STATE &           TRUST                            AVERAGE
(dollars in thousands)           TREASURIES        AGENCIES (1)      MUNICIPALS       PREFERREDS      TOTAL              YIELD (2)
---------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2003
Available-for-sale
Maturity
  Within one year                                    $ 6,865          $   250                        $ 7,115              3.47%
  One to five years                                   45,124            1,859                         46,983              3.11
  Five to ten years                                    1,002            5,214                          6,216              6.74
  Over ten years                                                        1,294                          1,294              7.76
---------------------------------------------------------------------------------------------------------------------------------
    Total                          $     0           $52,991           $8,617          $     0       $61,608              3.63%
---------------------------------------------------------------------------------------------------------------------------------
Average maturity                                                                                   2.9 YEARS

Held-to-maturity
Maturity
  Over ten years                   $     0           $     0          $     0          $ 9,355       $ 9,355              8.43%
---------------------------------------------------------------------------------------------------------------------------------
    Total                          $     0           $     0          $     0          $ 9,355       $ 9,355              8.43%
---------------------------------------------------------------------------------------------------------------------------------
Average maturity                                                                                  23.2 YEARS

DECEMBER 31, 2002
Available-for-sale
Maturity
  Within one year                  $ 1,004           $ 7,461                                         $ 8,465              4.50%
  One to five years                                   47,833            3,279                         51,112              4.20
  Five to ten years                                                     5,601                          5,601              7.25
  Over ten years                                                        1,594                          1,594              7.98
---------------------------------------------------------------------------------------------------------------------------------
    Total                          $ 1,004           $55,294          $10,474          $     0       $66,772              4.59%
---------------------------------------------------------------------------------------------------------------------------------
Average maturity                                                                                   3.1 years

Held-to-maturity
Maturity
  Over ten years                   $     0           $     0          $     0          $ 9,357       $ 9,357              8.43%
---------------------------------------------------------------------------------------------------------------------------------
    Total                          $     0           $     0          $     0          $ 9,357       $ 9,357              8.43%
---------------------------------------------------------------------------------------------------------------------------------
Average maturity                                                                                  24.2 years

DECEMBER 31, 2001
Available-for-sale
Maturity
  Within one year                                    $10,235                                         $10,235              5.68%
  One to five years                                   15,667            2,676                         18,343              5.60
  Five to ten years                                                     4,756                          4,756              6.92
  Over ten years                                                        3,439                          3,439              7.89
---------------------------------------------------------------------------------------------------------------------------------
    Total                          $     0           $25,902          $10,871          $     0       $36,773             6.01%
---------------------------------------------------------------------------------------------------------------------------------
Average maturity                                                                                   3.5 years

Held-to-maturity
Maturity
  Over ten years                   $     0           $     0          $     0          $ 9,358       $ 9,358             8.44%
---------------------------------------------------------------------------------------------------------------------------------
    Total                          $     0           $     0          $     0          $ 9,358       $ 9,358             8.44%
---------------------------------------------------------------------------------------------------------------------------------
Average maturity                                                                                  25.2 years

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.

(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

[LOGO 40]

OTHER ASSETS

Included in other assets on December 31, 2003, is PeoplesBank's $4.8 million investment in two unrelated joint ventures whose purpose is to provide low cost housing to qualified families. PeoplesBank's role in these partnerships is solely as an investor, whose return is in the form of federal tax credits, which will be realized over a ten-year period. PeoplesBank holds a 99.99 percent interest and a remaining $2 million investment in the first joint venture, which was operational in 2001. In the second joint venture PeoplesBank holds a 73.47 percent interest representing a $2.8 million investment. The second joint venture involves the construction and lease of 60 new townhouses. Rain delays have hampered construction efforts thus far and have delayed completion of this project. Management anticipates that this venture will be complete and fully operational in the latter half of 2004 based on a projection provided by the general partner.

Funding

DEPOSITS

Deposits are a principal source of funding for earning assets. On December 31, 2003, total deposits were $304 million, reflecting an $11.7 million or 4 percent increase above year-end 2002. The increase occurred in core deposits such as demand, money market and savings accounts. Relatively low certificate of deposit rates, heavily influenced by low market interest rates, and an improving stock market likely influenced customers to favor highly liquid core deposit accounts. Other factors that contributed to the increase in deposits included the addition of a financial center in December 2002 and normal business growth. The average rate paid on interest bearing deposits was 2.15 percent for 2003 compared to
2.95 percent for 2002. The reduction in the rate for 2003 reflected unusually low market interest rates for the second consecutive year. A comparative breakdown of deposits is located in Note 8 -- Deposits.

On December 31, 2003, total certificates of deposit were $139 million, scheduled to mature in the following years: $75 million in 2004, $31 million in 2005, $18 million in 2006, $11 million in 2007 and $4 million in 2008. At 2003 year-end, the balance of certificates $100,000 and above was $26 million. Of this total:
$7 million mature within three months; $2 million mature after three months but within six months; $7 million mature after six months but within twelve months; and the remaining $10 million mature beyond twelve months.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT

To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds

TABLE 5 - LOAN PORTFOLIO COMPOSITION

                                                                             DECEMBER 31,
(dollars in thousands)                   2003       %        2002       %       2001        %       2000      %      1999      %
-----------------------------------------------------------------------------------------------------------------------------------
Commercial, industrial and
 agricultural                         $163,676    62.9    $161,425    69.0    $152,112     67.3   $140,388   64.4  $131,395   63.4
Real estate - construction and
 land development                       28,147    10.8      20,596     8.8      21,889      9.7     19,365    8.9    21,956   10.6
-----------------------------------------------------------------------------------------------------------------------------------
  Total commercial related loans       191,823    73.7     182,021    77.8     174,001     77.0    159,753   73.3   153,351   74.0

Real estate-residential mortgages       25,134     9.7      24,803    10.6      24,799     11.0     30,831   14.2    29,815   14.4
Installment                             43,249    16.6      27,136    11.6      26,985     12.0     27,342   12.5    24,152   11.6
-----------------------------------------------------------------------------------------------------------------------------------
  Total consumer related loans          68,383    26.3      51,939    22.2      51,784     23.0     58,173   26.7    53,967   26.0

-----------------------------------------------------------------------------------------------------------------------------------
  Total loans                         $260,206   100.0    $233,960   100.0    $225,785    100.0   $217,926  100.0  $207,318  100.0
-----------------------------------------------------------------------------------------------------------------------------------

TABLE 6 - SELECTED LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                                                    DECEMBER 31, 2003
                                                                    YEARS TO MATURITY
(dollars in thousands)                               1 OR LESS     1 TO 5      OVER 5            TOTAL
-------------------------------------------------------------------------------------------------------
Commercial, industrial and agricultural               $19,062     $37,358     $107,256         $163,676
Real estate-construction and land
  development                                          14,166      10,130        3,851           28,147
-------------------------------------------------------------------------------------------------------
  Total commercial related                            $33,228     $47,488     $111,107         $191,823

Fixed interest rates                                  $ 5,370     $18,011     $ 71,968         $ 95,349
Floating or adjustable interest rates                  27,858      29,477       39,139           96,474
-------------------------------------------------------------------------------------------------------
  Total commercial related                            $33,228     $47,488     $111,107         $191,823
-------------------------------------------------------------------------------------------------------

                                                                       [LOGO 41]

Management's Discussion of Consolidated Financial Condition & Results of Operations

purchased. It also uses credit available at the Federal Home Loan Bank of Pittsburgh (FHLBP). Interest rates are established daily based on prevailing market conditions for overnight funds. On December 31, 2003 and 2002, PeoplesBank had $7 million in outstanding short-term borrowings.

Long-term debt is a primary funding source for asset growth. On December 31, 2003, long-term debt was $24.4 million, which was $8 million above year-end 2002. During 2003, PeoplesBank borrowed $5 million on two occasions, for a total of $10 million, from the FHLBP. The first loan was a 10-year amortizing loan with a fixed interest rate of 3.46 percent. The second loan was a 6-year balloon with a convertible interest rate. For the first three years the interest rate is fixed at 3.47 percent. This rate will prevail for the remaining three years unless the FHLBP elects to convert it to a floating rate, which will be based on a spread to the 3-month LIBOR. A listing of outstanding long-term debt instruments is provided in Note 9 -- Short-term Borrowings and Long-term Debt. Generally, funds for the payment of long-term debt come from operations and refinancings.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $95 million as of September 30, 2003, the most recent available date. On December 31, 2003, PeoplesBank had approximately $29 million outstanding on its account with the FHLBP at an average rate of 3.85 percent.

SHAREHOLDERS' EQUITY AND CAPITAL ADEQUACY

Shareholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and absorb losses. Total shareholders' equity was $33.8 million on December 31, 2003, compared to $32.2 million for year-end 2002. The increase in equity was primarily attributable to an increase in retained earnings from profitable operations.

The Corporation and PeoplesBank are subject to various regulatory capital requirements administered by banking regulators that involve quantitative guidelines and qualitative judgements. Quantitative measures established by regulators pertain to minimum capital ratios, as set forth in Table 7 -- Capital Ratios. Table 7 provides a comparison of the Corporation's and PeoplesBank's risk-based capital ratios and leverage ratios to the minimum regulatory requirement for the periods indicated.

The Corporation typically pays cash dividends on a quarterly basis. The board of directors determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis, were $.47 for 2003 and $.45 for 2002. All per share amounts were adjusted for stock dividends.

Periodically, the Corporation pays stock dividends as another means of enhancing long-term shareholder value. In June of 2003 and 2002, the Corporation paid a 5 percent stock dividend. Payment of the stock dividend in 2003 resulted in the issuance of 134,564 additional common shares. Payment of the stock dividend in 2002 and 2001 resulted in the issuance of 127,927 and 121,738, respectively, additional common shares. The weighted average number of shares of common stock outstanding, restated for the stock dividend, was 2,833,242 for 2003, 2,828,029 for 2002, and 2,825,804 for 2001.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10 -- Shareholders' Equity, Note 12 -- Benefit Plans, and Note 13 -- Stock Option Plans of the consolidated financial statements.

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

Risk Management

The Corporation's Risk Management Committee meets at least quarterly and includes members of senior management and an independent director. The objective of the Committee is to identify and manage risk inherent in the operations of the Corporation and its affiliates. The Committee's risk review is broad in scope and includes the following risks: credit, interest rate, liquidity, price, transaction, compliance, strategic and reputation. One of its primary responsibilities is to develop and implement formal risk management policies and procedures, and monitor compliance.

CREDIT RISK MANAGEMENT

The Corporation emphasizes the management of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies that guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and loan officer experience. Third, loan review committees function at both the senior lending officer level and the board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation directly lends mainly within its primary geographical market area, York County, Pennsylvania and northern Maryland. Although this may pose a geographical concentration risk, the diverse local economy and employee knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not lend to

[LOGO 42]
foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews of the loan and foreclosed real estate portfolios occur throughout the year. In addition to internal controls, loan portfolios are reviewed by independent auditors in connection with their annual financial statement audit, and are examined periodically by bank regulators.

One component of the internal credit risk review is the identification and management of industry concentrations. At year-end 2003, the total loan portfolio included two industry concentrations that exceeded 10 percent. The commercial real estate leasing industry accounted for 11.8 percent and the agricultural industry accounted for 10.3 percent. Comparatively, these industries were 15.7 percent and 8.5 percent, respectively, for year-end 2002. Loans to borrowers within these industries are usually collateralized by real estate.

NONPERFORMING ASSETS

Table 8 -- Nonperforming Assets, shows asset categories posing the greatest risk of loss. Management generally places a loan on nonaccrual status and ceases accruing interest income when loan payment performance is unsatisfactory and the loan is past due 90 days or more. Loans past due 90 days or more and still accruing interest, are contractually past due, but well collateralized and in the process of collection. The final category, foreclosed real estate is acquired to satisfy debts owed to PeoplesBank. Table 8 also provides a summary of nonperforming assets and related ratios. The paragraphs below explain the changes within each classification on that table for December 31, 2003, compared to December 31, 2002.

For all reporting periods, nonaccrual loans were principally comprised of collateral dependent commercial loans. Accordingly, the Corporation recognizes interest income on a cash basis for these loans. On December 31, 2003, the nonaccrual loan portfolio was $516,000, significantly below the $5,051,000 reported on December 31, 2002. The decrease was primarily attributable to the payoff of a $2,635,000 impaired business loan. The payoff resulted in the full recovery of principal and interest due on the loan. Additionally, a $1,230,000 business loan was reclassified from nonaccrual loans to foreclosed real estate. Details about the reclassification are provided in the foreclosed real estate section below. No loan loss allowance was established for either loan because they were adequately collateralized in management's judgment. On December 31, 2003, nonaccrual loans were comprised of fourteen unrelated accounts ranging in size from $3,000 to $141,000. Accounts within the nonaccrual loan portfolio vary by industry and are generally collateralized with real estate assets. Management and the board of directors evaluate the allowance for loan losses quarterly. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Accruing loans that are contractually past due 90 days or more as to principal or interest totaled $49,000 on December 31, 2003, compared to $453,000 on December 31, 2002. Generally, loans in the past due category are adequately collateralized and in the process of collection.

Foreclosed real estate, net of allowance, was $1,326,000 on December 31, 2003, compared to $465,000 on December 31,

TABLE 7 - CAPITAL RATIOS

                                                                                     FEDERAL       FEDERAL           CAPITAL*
                                                                  DECEMBER 31,       MINIMUM        WELL           AT DECEMBER 31,
(dollars in thousands)                                         2003        2002      REQUIRED    CAPITALIZED      2003       2002
------------------------------------------------------------------------------------------------------------------------------------
Tier 1 risk-based capital                                                             4.00%         6.00%
(as a percentage of risk weighted assets)
  Codorus Valley Bancorp, Inc. consolidated                   11.13%      11.32%                                $32,702     $30,475
  PeoplesBank                                                  9.75        9.86                                  28,048      25,946

Total risk-based capital                                                              8.00%        10.00%
(as a percentage of risk weighted assets)
  Codorus Valley Bancorp, Inc. consolidated                   11.71%      11.88%                                $34,396     $31,990
  PeoplesBank                                                 10.34       10.44                                  29,742      27,461

Leverage                                                                              4.00%         5.00%
(Tier 1 capital as a percentage of average total assets)
  Codorus Valley Bancorp, Inc. consolidated                    9.15%       8.93%                                $32,702     $30,475
  PeoplesBank                                                  7.99        7.75                                  28,048      25,946

* Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.

                                                                       [LOGO 43]

Management's Discussion of Consolidated Financial Condition & Results of Operations

2002. The increase was attributable to the reclassification of a $1,230,000 nonaccrual business loan. The reclassification was based on an in-substance foreclosure presumption since PeoplesBank controls the real estate collateral, pending the outcome of an ongoing lawsuit with the borrowers. During March 2003, the borrowers of the $1,230,000 loan filed a counterclaim against PeoplesBank described in Note 16 -- Contingent Liabilities of the consolidated financial statements. On December 31, 2003, a loss allowance for foreclosed real estate assets was unnecessary in management's judgment because the fair value supported by independent appraisal, less selling expenses, exceeded carrying value.

The provision expense for foreclosed real estate, due to declines in the fair value of individual assets, was $55,000 for 2003, compared to $30,000 for 2002, and $62,000 for 2001. Efforts to liquidate foreclosed real estate are proceeding as quickly as potential buyers can be located.

On December 31, 2003, there were approximately $3.9 million in potential problem loans identified by management. Potential problem loans consist of loans for which management has serious doubts as to the ability of the borrower to comply with present repayment terms, and which were not disclosed in Table 8. A loss allowance was established for those potential problem loans that in management's judgment were inadequately collateralized. Comparatively, management was monitoring approximately $1.3 million in potential problem loans on December 31, 2002.

Forfeiture Action Related To Mortgaged Property

On March 26, 2003, the United States Attorney's Office began a property (in rem) civil forfeiture action, by Complaint in the United States District Court for the Middle District of Pennsylvania, titled United States of America v. Approximately 83 Acres of Real Estate Located in Fairview Township, York County, Pennsylvania, titled in the name of CCA Associates, Inc. The real property, which is the subject of the forfeiture action, serves as the sole collateral for a loan by PeoplesBank to CCA Associates, Inc. (CCA), the owner or reputed owner of this property. The loan to CCA, which was guaranteed by a third party, has a current principal balance of $1,500,000 plus accrued interest and other fees and costs. The third party guarantor recently pled guilty and is awaiting sentencing by the federal government for his involvement in criminal activity. PeoplesBank intends to protect its mortgage interest in the real estate from forfeiture through available defenses including the "innocent owner defense." As of the date this report was filed, the loan was current and classified as a performing asset. Management believes that the primary debt obligation to PeoplesBank will be satisfied once the property is liquidated and the proceeds from the sale distributed. Therefore, management does not believe that the forfeiture action will have a material adverse impact on the Corporation.

ALLOWANCE FOR LOAN LOSSES

Although the Corporation maintains sound credit policies, certain loans deteriorate and must be charged off as losses. The allowance for loan losses is maintained to absorb losses inherent in the portfolio at December 31, 2003. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size

TABLE 8 - NONPERFORMING ASSETS

                                                                                        DECEMBER 31,
(dollars in thousands)                                          2003       2002            2001        2000             1999
-------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans                                               $  516     $5,051          $1,411      $2,006           $1,892
Accruing loans that are contractually past due
  90 days or more as to principal or interest                      49        453             164         346               13
Foreclosed real estate, net of reserve                          1,326        465             692       2,390            1,385
-------------------------------------------------------------------------------------------------------------------------------
    Total nonperforming assets                                 $1,891     $5,969          $2,267      $4,742           $3,290
-------------------------------------------------------------------------------------------------------------------------------

Ratios

Nonaccrual loans as a % of total year-end loans                  0.20%      2.16%           0.62%       0.92%            0.91%

Nonperforming assets as a % of total year-end
  loans and net foreclosed real estate                           0.72%      2.55%           1.00%       2.15%            1.58%

Nonperforming assets as a % of total year-end
  stockholders' equity                                           5.60%     18.52%           7.72%      17.31%           12.97%

Allowance for loan losses as a multiple of
  nonaccrual loans                                                3.3x        .3x            1.3x        1.0x             1.1x
-------------------------------------------------------------------------------------------------------------------------------

[LOGO 44]
and composition of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook. Determining the level of the allowance for probable loan losses at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates using assumptions and information which are often subjective and fluid. Table 9 -- Analysis of Allowance for Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Table 10 -- Allocation of the Allowance for Loan Losses presents an allocation of the allowance for loan losses by major loan category. The unallocated component of the allowance for loan losses represents probable losses inherent in the portfolio that are not fully captured in the allocated allowance analyses, such as: industry concentrations, imprecision in the loan risk evaluation process and current economic factors.

The allowance was $1,694,000 or .65 percent of total loans on December 31, 2003, compared to $1,515,000 and .65 percent, respectively, on December 31, 2002. The provision expense for 2003 was $553,000, compared to $515,000 for 2002. The provision expense for both years reflected an increase in loan charge-offs, net of recoveries, compared to prior periods due largely to a group of equipment financing contracts acquired from a third party broker. Total charge-offs relating to the equipment financing contracts amounted to $491,000 for 2003 and $864,000 for 2002. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000. As of December 31, 2003, six equipment leasing contracts, which totaled $361,000, remained in PeoplesBank's portfolio and were performing. Based on a recent evaluation of probable loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2003.

LIQUIDITY

Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to depositors, loan customers, employees, and shareholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, funds received from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth, short-term borrowing and long-term debt. Retained earnings from profitable operations are another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. For 2003, management believes that liquidity was adequate based on its availability from many sources, including the potential liquidation of a $63 million portfolio of available-for-sale securities valued at December 31, 2003 and unused credit with the FHLBP of approximately $66 million. The Corporation's loan-to-deposit ratio was 86 percent for year-end 2003, compared to 80 percent for year-end 2002.

TABLE 9 - ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)                                           2003         2002         2001        2000           1999
----------------------------------------------------------------------------------------------------------------------------
Balance - beginning of year                                     $1,515       $1,898       $1,967      $2,023         $1,865
Provision charged to operating expense                             553          515          143         119            225
Loans charged off
  Commercial                                                       684        1,100          121         191             23
  Real estate-mortgage                                               0            7            0          15              0
  Consumer                                                          86           78          111          32             63
----------------------------------------------------------------------------------------------------------------------------
    Total loans charged off                                        770        1,185          232         238             86
Recoveries
  Commercial                                                       370          274            9          27             12
  Real estate-mortgage                                               0            0            0           0              0
  Consumer                                                          26           13           11          36              7
----------------------------------------------------------------------------------------------------------------------------
    Total recoveries                                               396          287           20          63             19
----------------------------------------------------------------------------------------------------------------------------
    Net charge-offs                                                374          898          212         175             67
----------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                           $1,694       $1,515       $1,898      $1,967         $2,023
----------------------------------------------------------------------------------------------------------------------------
Ratios
Net charge-offs to average total loans                            0.15%        0.39%        0.10%       0.08%          0.03%
Allowance for loan losses to total
  loans at year-end                                               0.65%        0.65         0.84        0.90           0.98
Allowance for loan losses to nonaccrual
  loans and loans past due 90 days or more                       299.8%        27.5        120.5        83.6          106.2
----------------------------------------------------------------------------------------------------------------------------

                                                                       [LOGO 45]

Management's Discussion of Consolidated Financial Condition & Results of Operations

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Financial instruments with off-balance sheet risk are disclosed in Note 15 of this report and total $64 million at December 31, 2003, compared to $65 million at December 31, 2002. Normally these commitments have fixed expiration dates or termination clauses and are for specific purposes. Accordingly, many of the commitments are expected to expire without being drawn upon and therefore, generally do not present significant liquidity risk to the Corporation or PeoplesBank.

Contractual Obligations

Table 11 -- Contractual Obligations, shows the amount and timing of payments that are due under long-term contractual obligations.

MARKET RISK MANAGEMENT

In the normal course of conducting business, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary, PeoplesBank. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in the short-term US Prime interest rate (prime rate) and LIBOR. An Asset-Liability Committee (committee) comprised of members of senior management manages interest rate risk.

TABLE 10 - ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                           DECEMBER 31,
                                       2003                 2002                2001                2000                 1999
                                -----------------   ------------------   -----------------   ------------------     ----------------
                                          % TOTAL              % TOTAL            % TOTAL               % TOTAL              % TOTAL
(dollars in thousands)          AMOUNT     LOANS     AMOUNT     LOANS    AMOUNT    LOANS     AMOUNT      LOANS      AMOUNT    LOANS
                                ------    -------    ------    -------   ------   -------    ------     -------     ------   -------
Commercial, industrial
 and agricultural               $1,105      62.9    $  906      69.0     $1,188     67.3     $1,064       64.4     $  972     63.4
Real estate-construction
 and land development               80      10.8        61       8.8         55      9.7        357        8.9        196     10.6
                                ------     -----    ------     -----     ------    -----     ------      -----     ------    -----
  Total commercial
   related loans                 1,185      73.7       967      77.8      1,243     77.0      1,421       73.3      1,168     74.0
Real estate-residential
 mortgages                          15       9.7        16      10.6         15     11.0        100       14.2        155     14.4
Installment                        115      16.6        70      11.6         69     12.0         71       12.5         50     11.6
                                ------     -----    ------     -----     ------    -----     ------      -----     ------    -----
  Total consumer
   related loans                   130      26.3        86      22.2         84     23.0        171       26.7        205     26.0
Unallocated                        379       N/A       462       n/a        571      n/a        375        n/a        650      n/a
                                ------     -----    ------     -----     ------    -----     ------      -----     ------    -----
  Total                         $1,694     100.0    $1,515     100.0     $1,898    100.0     $1,967      100.0     $2,023    100.0
                                ------     -----    ------     -----     ------    -----     ------      -----     ------    -----

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

TABLE 11 - CONTRACTUAL OBLIGATIONS

                                                   LESS THAN      1-3          3-5             MORE THAN
(dollars in thousands)                TOTAL          1 YEAR      YEARS        YEARS             5 YEARS
--------------------------------------------------------------------------------------------------------
Long-term debt                      $ 23,802        $   896     $ 7,910      $ 1,141            $13,855
Capital lease obligations                637             20          53           74                490
Operating leases                         563             66         134          138                225
Time deposits                        139,386         75,043      49,154       15,189                  0
--------------------------------------------------------------------------------------------------------
Total                               $164,388        $76,025     $57,251      $16,542            $14,570
--------------------------------------------------------------------------------------------------------

[LOGO 46]

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

The Corporation performed a simulation on its balance sheet for December 31, 2003 and 2002. The results of that point-in-time analysis are shown in Table 12 -- Interest Rate Sensitivity. On both dates the Corporation's balance sheet was asset sensitive in response to abnormally low market interest rates engineered by the Federal Reserve Bank to stimulate domestic economic growth. Asset sensitivity means that loan and investment assets will reprice to a greater and faster degree than the deposits and debt that fund them. Therefore, if market interest rates increase, earnings will increase. Conversely, if market interest rates decrease, earnings will decrease. Generally, the financial services industry has experienced increased liquidity, as deposit customers sought safe haven from capital markets, loan customers refinanced, bond issuers called bonds and mortgage-backed securities prepaid faster than scheduled. On December 31, 2003 and 2002, the hypothetical 200 basis point reduction in market interest rates (low rate scenario) portrays a decline in net income of 10.6 percent and
10.8 percent, respectively, slightly exceeding management's 10 percent policy guideline. Management believes that the Corporation's balance sheet is positioned to benefit from an economic recovery and rising market interest rates.

Measurement of interest rate risk requires many assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower rates on net income. Actual results may differ from simulated results due to many factors

TABLE 12 - INTEREST RATE SENSITIVITY

 CHANGE IN INTEREST          FORECASTED             CHANGE IN
RATES (BASIS POINTS)       INTEREST RATE            NET INCOME
    OVER 12 MOS               SCENARIO          $000's         %
-------------------------------------------------------------------
AT DECEMBER 31, 2003
            +200               HIGH              241          5.8
               0          FLAT (BASELINE)          0          0.0
            -200               LOW              (438)       (10.6)
             +88            MOST LIKELY           17          0.4

AT DECEMBER 31, 2002
            +200               High              217          6.0
               0          Flat (baseline)          0          0.0
            -200               Low              (393)       (10.8)
            +118            Most likely           94          2.6
-------------------------------------------------------------------

                                                                       [LOGO 47]

Management's Discussion of Consolidated Financial Condition & Results of Operations

including: timing of cashflows, magnitude and frequency of interest rate changes, customer behavior, changes in market conditions, and management strategies.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation may impact the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation may also significantly affect noninterest expenses, which tend to rise during periods of general inflation. The level of inflation can be measured by the change in the Consumer Price Index (CPI) for all urban consumers (December vs. December). The change in the CPI for 2003 was 1.9 percent, compared to 2.4 percent for 2002, and 1.6 percent for 2001.

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

Periodically, federal and state legislation is proposed that could result in additional regulation of, or restrictions on, the business of Codorus Valley and its subsidiaries. Management is not aware of any current specific recommendations by regulatory authorities or proposed legislation, which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. Although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.

TABLE 13 - SUMMARY OF QUARTERLY FINANCIAL DATA

                                                            2003                                           2002
                                         ----------------------------------------------------------------------------------------
(dollars in thousands,                    FOURTH      THIRD       SECOND      FIRST      FOURTH      THIRD      SECOND     FIRST
except per share data)                   QUARTER     QUARTER     QUARTER     QUARTER     QUARTER    QUARTER     QUARTER   QUARTER
---------------------------------------------------------------------------------------------------------------------------------
Interest income                          $ 4,893      $5,284     $ 4,914      $4,873     $5,179      $5,227     $5,110     $5,158
Interest expense                           1,661       1,702       1,752       1,783      2,009       2,140      2,342      2,416
---------------------------------------------------------------------------------------------------------------------------------
  Net interest income                      3,232       3,582       3,162       3,090      3,170       3,087      2,768      2,742
Provision for loan losses                     75         254         187          37        445           0         50         20
Noninterest income                           891         962         787         767        733         630        611        609
Noninterest expense                        3,148       2,891       3,178       3,073      2,977       2,717      2,627      2,687
---------------------------------------------------------------------------------------------------------------------------------
  Net operating income                       900       1,399         584         747        481       1,000        702        644
Gains from sales of securities                 0           0          99         167          0         107          0         72
Gains, other                                  70         155         245         237        312         136         82        242
---------------------------------------------------------------------------------------------------------------------------------
  Pretax income                              970       1,554         928       1,151        793       1,243        784        958
Provision for income taxes                   235         431         215         290        110         271        125        171
---------------------------------------------------------------------------------------------------------------------------------
  Net income                             $   735      $1,123     $   713      $  861     $  683      $  972     $  659     $  787
---------------------------------------------------------------------------------------------------------------------------------
  Net income per share, basic            $  0.26      $ 0.40     $  0.25      $ 0.30     $ 0.24      $ 0.34     $ 0.23     $ 0.29
  Net income per share, diluted          $  0.25      $ 0.39     $  0.25      $ 0.31     $ 0.24      $ 0.34     $ 0.23     $ 0.28
---------------------------------------------------------------------------------------------------------------------------------

Note: Net income per share was adjusted for stock dividends.

[LOGO 48]

Corporate Information

Corporate Profile

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986, which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956. PeoplesBank, A Codorus Valley Company, is its wholly owned banking subsidiary and SYC Realty Co., Inc. is its wholly owned nonbank subsidiary. Organized in 1934, PeoplesBank offers a full range of business and consumer banking services through eleven financial centers throughout York County, Pennsylvania. It also offers wealth management and real estate services. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly owned subsidiary, to sell nondeposit investment products.

Headquarters

Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Stock, Dividend and Broker Information

Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System. At December 31, 2003, there were approximately 964 shareholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

                                      2003                                          2002
                      ---------------------------------------      ---------------------------------------
                                                    DIVIDENDS                                    DIVIDENDS
QUARTER                HIGH           LOW           PER SHARE       HIGH          LOW            PER SHARE
----------------------------------------------------------------------------------------------------------
First                 $15.57        $13.90           $0.114        $14.24       $12.25             $0.109
Second                 16.49         14.95           $0.114         15.24        12.38              0.109
Third                  18.00         15.53           $0.120         16.00        14.36              0.114
Fourth                 21.10         17.81           $0.120         15.48        13.43              0.114

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.        Ferris, Baker Watts, Inc.
800-842-8928                        410-468-2749

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 18, 2004 at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Transfer Agent

Wells Fargo Bank, N.A., P.O. Box 64854, St. Paul, MN 55164-0854
800-468-9716

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Wells Fargo Bank, N.A., P.O. Box 64854, St. Paul, MN 55164-0854

Form 10-K Request

The form 10-K Report filed with the Securities and Exchange Commission (SEC) may be obtained, without charge, as follows:

Via the Internet: www.peoplesbanknet.com, select Codorus Valley Bancorp, Inc., then select the Securities and Exchange Commission link, or visit the SEC website at www.sec.gov/edgarhp.htm

Via written request to: Chief Financial Officer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

                                                                       [LOGO 49]