Form 10-K, Exhibit 13
period 2004-12-31
CODORUS VALLEY BANCORP INC
filed 2005-03-29
CIK 806279

                                   EXHIBIT 13

              EXCERPTS FROM THE 2004 ANNUAL REPORT TO SHAREHOLDERS

                                                                               .
                                                                               .
                                                                               .
SELECTED FINANCIAL DATA

                                           2004        2003          2002         2001         2000
                                        ----------   ----------   ----------   ----------   ----------
SUMMARY OF OPERATIONS (in thousands)
Total interest income                   $   20,469   $   19,964   $   20,674   $   22,602   $   21,904
Total interest expense                       6,545        6,898        8,907       10,871       11,064
                                        ----------   ----------   ----------   ----------   ----------
   Net interest income                      13,924       13,066       11,767       11,731       10,840
Provision for loan losses                      420          553          515          143          119
Noninterest income                           4,626        4,380        3,534        2,496        2,164
Noninterest expense                         12,769       12,290       11,008       10,298        9,124
                                        ----------   ----------   ----------   ----------   ----------
   Income before income taxes                5,361        4,603        3,778        3,786        3,761
Provision for income taxes                   1,353        1,171          677          932        1,054
                                        ----------   ----------   ----------   ----------   ----------
   Net income                           $    4,008   $    3,432   $    3,101   $    2,854   $    2,707
                                        ----------   ----------   ----------   ----------   ----------

RATIOS (in percentages)
Return on average shareholders' equity        11.5%        10.3%        10.1%        10.0%        10.3%
Return on average assets                      1.03         0.96         0.91         0.91         0.94
Tier I risk-based capital                     11.8         11.1         11.3         10.9         11.3
Total risk-based capital                      12.3         11.7         11.9         11.6         12.1
Average shareholders' equity
   to average assets                           9.0          9.3          9.0          9.1          9.1

PER COMMON SHARE
(adjusted for stock dividends)
Net income, basic                       $     1.34   $     1.15   $     1.05   $     0.96   $     0.92
Net income, diluted                     $     1.32   $     1.14   $     1.04   $     0.96   $     0.92
Cash dividends paid                     $     0.49   $     0.45   $     0.43   $     0.41   $     0.37
Stock dividend distributed                       5%           5%           5%           5%           5%
Book value                              $    12.02   $    11.34   $    10.84   $     9.89   $     9.24
Cash dividend payout ratio                    36.3%        38.7%        40.7%        42.1%        40.7%
Weighted average shares outstanding      2,983,325    2,974,904    2,969,431    2,967,095    2,939,943

SUMMARY OF FINANCIAL CONDITION
AT YEAR-END (in thousands)
Securities, available-for-sale          $   62,587   $   62,738   $   68,863   $   37,436   $   37,335
Securities, held-to-maturity                 9,103        9,355        9,357        9,358        9,360
Loans held for sale                          1,589        2,157        4,586       12,349            0
Loans                                      298,671      260,206      233,960      225,785      217,926
Assets                                     407,671      372,547      349,897      330,455      295,092
Deposits                                   329,537      304,282      292,627      276,945      247,414
Borrowings                                  39,493       31,234       23,253       19,573       19,034
Equity                                      35,982       33,789       32,223       29,368       27,391

OTHER DATA
Number of bank offices                          12           11           11           10            8
Number of employees
(full-time equivalent)                         146          143          163          152          136
Market value of Trust assets
(in thousands)                          $  104,869   $   92,312   $   80,780   $   78,203   $   79,850
                                        ----------   ----------   ----------   ----------   ----------

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 05

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                     DECEMBER 31,
                                                                                ---------------------
        (dollars in thousands, except per share data)                             2004        2003
------------------------------------------------------------------------------  ---------   ---------
ASSETS
Interest bearing deposits with banks                                            $     119   $     108
Cash and due from banks                                                             7,966      12,300
                                                                                ---------   ---------
      Total cash and cash equivalents                                               8,085      12,408
Securities, available-for-sale                                                     62,587      62,738
Securities, held-to-maturity (fair value $9,929 for 2004 and $10,223 for 2003)      9,103       9,355
Restricted investment in bank stock, at cost                                        2,450       1,976
Loans held for sale                                                                 1,589       2,157
Loans (net of deferred fees of $481 in 2004 and $610 in 2003)                     298,671     260,206
Less-allowance for loan losses                                                     (1,865)     (1,694)
                                                                                ---------   ---------
      Net loans                                                                   296,806     258,512
Premises and equipment                                                              9,909       9,358
Other assets                                                                       17,142      16,043
                                                                                ---------   ---------
      Total assets                                                              $ 407,671   $ 372,547
                                                                                ---------   ---------

LIABILITIES
Deposits
   Noninterest bearing                                                          $  40,897   $  33,188
   Interest bearing                                                               288,640     271,094
                                                                                ---------   ---------
      Total deposits                                                              329,537     304,282
Short-term borrowings                                                              12,880       6,795
Long-term debt                                                                     26,613      24,439
Other liabilities                                                                   2,659       3,242
                                                                                ---------   ---------
      Total liabilities                                                           371,689     338,758

SHAREHOLDERS' EQUITY
Preferred stock, par value $2.50 per share;
   1,000,000 shares authorized; 0 shares issued and outstanding                         0           0
Common stock, par value $2.50 per share;
   10,000,000 shares authorized; 2,992,590 shares issued
   and outstanding for 2004 and 2,837,634 for 2003                                  7,481       7,094
Additional paid-in capital                                                         20,293      17,451
Retained earnings                                                                   8,034       8,498
Accumulated other comprehensive income                                                174         746
                                                                                ---------   ---------
      Total shareholders' equity                                                   35,982      33,789
                                                                                ---------   ---------
      Total liabilities and shareholders' equity                                $ 407,671   $ 372,547
                                                                                ---------   ---------

See accompanying notes.

06 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

CONSOLIDATED STATEMENTS OF INCOME

                                                           YEARS ENDED DECEMBER 31,
                                                           -------------------------
     (dollars in thousands, except per share data)           2004     2003    2002
---------------------------------------------------------  -------  -------  -------
INTEREST INCOME
Loans, including fees                                      $17,590  $16,920  $17,231
Investment securities
   Taxable                                                   2,377    2,506    2,655
   Tax-exempt                                                  421      439      522
   Dividends                                                    35       35       37
Other                                                           46       64      229
                                                           -------  -------  -------
      Total interest income                                 20,469   19,964   20,674

INTEREST EXPENSE
Deposits                                                     5,308    5,821    7,698
Federal funds purchased and other short-term borrowings         31       19       10
Long-term debt                                               1,206    1,058    1,199
                                                           -------  -------  -------
      Total interest expense                                 6,545    6,898    8,907
                                                           -------  -------  -------
      Net interest income                                   13,924   13,066   11,767

PROVISION FOR LOAN LOSSES                                      420      553      515
                                                           -------  -------  -------
      Net interest income after provision for loan losses   13,504   12,513   11,252

NONINTEREST INCOME
Trust and investment services fees                           1,076      848      758
Service charges on deposit accounts                          1,501    1,155      792
Mutual fund, annuity and insurance sales                       930      685      272
Income from bank owned life insurance                          262      318      325
Other income                                                   503      401      436
Gain on sales of mortgages                                     316      707      772
Gain on sales of securities                                     38      266      179
                                                           -------  -------  -------
      Total noninterest income                               4,626    4,380    3,534

NONINTEREST EXPENSE
Personnel                                                    7,077    6,558    6,005
Occupancy of premises, net                                   1,074      996      808
Furniture and equipment                                      1,182    1,151    1,072
Postage, stationery and supplies                               412      427      410
Professional and legal                                         294      471      226
Marketing and advertising                                      478      371      432
Other                                                        2,252    2,316    2,055
                                                           -------  -------  -------
      Total noninterest expense                             12,769   12,290   11,008
                                                           -------  -------  -------
      Income before income taxes                             5,361    4,603    3,778

PROVISION FOR INCOME TAXES                                   1,353    1,171      677
                                                           -------  -------  -------
      Net income                                           $ 4,008  $ 3,432  $ 3,101
                                                           -------  -------  -------
      Net income per share, basic                          $  1.34  $  1.15  $  1.05
      Net income per share, diluted                        $  1.32  $  1.14  $  1.04
                                                           -------  -------  -------

See accompanying notes.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 07

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEARS ENDED DECEMBER 31,
                                                                     ------------------------------
                (dollars in thousands)                                 2004       2003       2002
-------------------------------------------------------------------  --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $  4,008   $  3,432   $  3,101
Adjustments to reconcile net income to cash provided by operations:
   Depreciation                                                           983        986        958
   Provision for loan losses                                              420        553        515
   Provision for losses on foreclosed real estate                          19         55         30
   Deferred federal income tax expense (benefit)                          111        119       (614)
   Amortization of investment in real estate partnership                  237        203        777
   Increase in cash surrender value of life insurance investment         (262)      (318)      (325)
   Originations of held for sale mortgages                            (27,489)   (65,339)   (54,488)
   Proceeds from sales of held for sale mortgages                      28,405     68,475     63,023
   Gain on sales of held for sale mortgages                              (348)      (707)      (772)
   Loss on sale of loans not held for sale                                 32          0          0
   Gain on sales of securities                                            (38)      (266)      (179)
   Gain on sales of foreclosed real estate                                 (1)      (126)       (58)
   (Increase) decrease in accrued interest receivable                    (150)       165       (116)
   (Increase) decrease in other assets                                   (505)       392       (552)
   Increase (decrease) in accrued interest payable                          7       (114)      (163)
   Increase in other liabilities                                          522        160        200
   Other, net                                                             501        621        684
                                                                     --------   --------   --------
      Net cash provided by operating activities                         6,452      8,291     12,021

CASH FLOWS FROM INVESTING ACTIVITIES
Securities, available-for-sale
   Purchases                                                          (16,209)   (31,300)   (68,284)
   Maturities and calls                                                 8,913     22,660     23,704
   Sales                                                                6,304     13,542     14,311
Securities, held-to-maturity, calls                                       250          0          0
Net increase in restricted investment in bank stock                      (474)      (473)      (577)
Net increase in loans made to customers                               (38,898)   (28,220)    (9,615)
Purchases of premises and equipment                                    (1,541)    (1,017)      (899)
Investment in real estate partnership                                  (1,107)    (1,243)    (2,982)
Investment in life insurance                                              (63)        (7)      (306)
Investment in nonconsolidated subsidiary                                  (93)         0          0
Purchase of insurance agency assets                                      (130)       (25)      (125)
Proceeds from sales of foreclosed real estate                             102        776        674
                                                                     --------   --------   --------
      Net cash used in investing activities                           (42,946)   (25,307)   (44,099)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand and savings deposits                            26,458     12,964     20,671
Net decrease in time deposits                                          (1,203)    (1,309)    (4,989)
Net increase (decrease) in short-term borrowings                        6,085       (294)     7,089
Proceeds from issuance of long-term debt                                4,893     10,000          0
Repayment of long-term debt                                            (2,719)    (1,725)    (3,409)
Dividends paid                                                         (1,456)    (1,327)    (1,262)
Issuance of common stock                                                  119          0         67
Cash paid in lieu of fractional shares                                     (6)        (5)        (4)
                                                                     --------   --------   --------
      Net cash provided by financing activities                        32,171     18,304     18,163
                                                                     --------   --------   --------
      Net (decrease) increase in cash and cash equivalents             (4,323)     1,288    (13,915)
                                                                     --------   --------   --------
      Cash and cash equivalents at beginning of year                   12,408     11,120     25,035
                                                                     --------   --------   --------
      Cash and cash equivalents at end of year                       $  8,085   $ 12,408   $ 11,120
                                                                     --------   --------   --------

SUPPLEMENTAL DISCLOSURES
   Interest paid on deposits and borrowed funds                      $  6,538   $  7,012   $  9,070
   Income taxes paid                                                 $  1,120   $    650   $    725

See accompanying notes.

08 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

CONSOLIDATED STATEMENTS OF CHANGES IN SHARE HOLDERS' EQUITY

                                                                                 ACCUMULATED
                                                         ADDITIONAL                 OTHER
                                               COMMON     PAID-IN    RETAINED   COMPREHENSIVE
(dollars in thousands, except per share data)   STOCK     CAPITAL    EARNINGS       INCOME      TOTAL
---------------------------------------------  -------   ----------  --------   -------------  -------
Balance, December 31, 2001                     $ 6,411   $   14,004  $  8,526   $        427   $29,368
Comprehensive income
   Net income                                                           3,101                    3,101
   Other comprehensive income,
      Net of tax
      Unrealized gains on securities net
      of reclassification adjustment for
      gains included in net income                                                       953       953
                                                                                               -------
         Total comprehensive income                                                              4,054
Cash dividends ($.43 per share)                                        (1,262)                  (1,262)
5% stock dividend - 127,927 shares
   at fair value                                   320        1,490    (1,814)                      (4)
Issuance of common stock -
   2,642 shares under dividend
   Reinvestment plan                                 6           33                                 39
   2,205 shares under stock option plan              6           22                                 28
                                               -------   ----------  --------   ------------   -------

Balance, December 31, 2002                       6,743       15,549     8,551          1,380    32,223
Comprehensive income
   Net income                                                           3,432                    3,432
   Other comprehensive loss, net of tax
      Unrealized losses on securities net
      of reclassification adjustment for
      gains included in net income                                                      (634)     (634)
                                                                                               -------
         Total comprehensive income                                                              2,798
Cash dividends ($.45 per share)                                        (1,327)                  (1,327)
5% stock dividend - 134,564 shares
   at fair value                                   336        1,817    (2,158)                      (5)
Issuance of common stock -
   6,035 shares for insurance
   agency purchase                                  15           85                                100
                                               -------   ----------  --------   ------------   -------

Balance, December 31, 2003                       7,094       17,451     8,498            746    33,789
Comprehensive income
   Net income                                                           4,008                    4,008
   Other comprehensive loss, net of tax
      Unrealized losses on securities net
      of reclassification adjustment for
      gains included in net income                                                      (572)     (572)
                                                                                               -------
         Total comprehensive income                                                              3,436
Cash dividends ($.49 per share)                                        (1,456)                  (1,456)
5% stock dividend -
   141,672 shares at fair value                    354        2,656    (3,016)                      (6)
Issuance of common stock -
   7,666 shares under stock option plan             19          100                                119
   5,618 shares for insurance
   agency purchase                                  14           86                                100
                                               -------   ----------  --------   ------------   -------
Balance, December 31, 2004                     $ 7,481   $   20,293  $  8,034   $        174   $35,982
                                               -------   ----------  --------   ------------   -------

See accompanying notes.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 09

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Codorus Valley Bancorp, Inc. (Corporation or Codorus Valley) is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of banking services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). PeoplesBank operates two wholly owned subsidiaries, SYC Insurance Services, Inc., that sells nondeposit investment products and SYC Settlement Services, Inc., which provides real estate settlement services. PeoplesBank operates under a state charter subject to regulation by the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation.

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

Declines in the fair value of available-for-sale and held-to-maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

MORTGAGE SERVICING RIGHTS

An asset is recognized for mortgage servicing rights acquired through purchase or upon sale of loans where servicing is retained. Amounts capitalized are amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans

10 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO] are sold or securitized with servicing retained, the total cost of the mortgage loans is allocated to loans and the servicing rights based on their relative fair values. Loans serviced for others were $2,853,000 at December 31, 2004, $3,798,000 at December 31, 2003, and $7,611,000 at December 31, 2002. Related
servicing rights were $19,000 at December 31, 2004, $26,000 at December 31, 2003, and $52,000 at December 31, 2002.

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

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that PeoplesBank will be unable to collect all amounts due according to contractual terms of the loan agreement. An insignificant delay or shortfall in the amount of payments received would not cause a loan to be rendered impaired. Impairment is measured on an individual loan basis for business loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous consumer loans are collectively evaluated for impairment using loss factors derived in part from historical charge-offs. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosure, unless such loans are the subject of a restructuring agreement. Income on impaired loans is recognized under the same policy as disclosed under Loans.

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

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 11

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

FORECLOSED REAL ESTATE

Foreclosed real estate, included in other assets, is comprised of property acquired through a foreclosure proceeding, acceptance of a deed-in-lieu of foreclosure, or insubstance foreclosures. Foreclosed real estate is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Appraisals are generally used to determine fair value. After foreclosure, management reviews valuations at least quarterly and the asset is carried at the lower of cost or fair value minus estimated costs to sell. Costs related to the improvement of foreclosed real estate are generally capitalized until the real estate reaches a saleable condition. Revenue and expense from operations and changes in the valuation allowance are included in expense. When a foreclosed real estate asset is ultimately sold, any gain or loss on the sale is included in the income statement as a component of foreclosed real estate expense. At year-end 2004, foreclosed real estate, net of allowance, was $1,535,000, compared to $1,326,000 for year-end 2003.

INVESTMENTS IN REAL ESTATE PARTNERSHIPS

In March 2003, PeoplesBank acquired a 73.47 percent limited partner interest in a real estate joint venture known as Village Court, which was formed to develop, construct, own and operate a 60-unit affordable housing complex located in Dover Township, York County, Pennsylvania. Construction of the housing complex was completed in the fourth quarter of 2004 and the complex was fully leased by December 31, 2004. At December 31, 2004, an investment balance of $2,749,000 was included in other assets and an investment payable of $420,000 was included in other liabilities, compared to an investment balance of $2,770,000 included in other assets and an investment payable of $1,527,000 included in other liabilities at December 31, 2003. Additionally, PeoplesBank is a 99.99 percent limited partner in a real estate joint venture known as SMB Properties that rehabilitated and now operates seven buildings in the City of York (Pennsylvania) as part of a revitalization initiative. The buildings provide low-income housing to qualified families and to a lesser degree, space for commercial purposes. The investment balance included in other assets was $1,786,000 at December 31, 2004, compared to $2,002,000 at December 31, 2003.

Investment and related tax credits are accounted for under the effective yield method of accounting whereby tax credits are recognized as they are allocated and the cost of the investment is amortized to provide a constant yield over the period that tax credits are allocated.

BANK OWNED LIFE INSURANCE

PeoplesBank invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by PeoplesBank on a chosen group of employees and directors. PeoplesBank is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies and is included in other assets in the amount of $7,376,000 at December 31, 2004, compared to $7,051,000 at December 31, 2003. Income from the increase in cash surrender value of the policies is a separate line item within the noninterest income section of the income statement.

TRUST AND INVESTMENT SERVICES ASSETS

Assets held by PeoplesBank in a fiduciary or agency capacity for its customers are not included in the consolidated statements of financial condition since these items are not assets of PeoplesBank.

12 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the value of foreclosed real estate and the evaluation of other than temporary impairment of securities.

PER SHARE DATA

Basic earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of shares of common stock outstanding, adjusted for stock dividends, was 2,983,325 for 2004, 2,974,904 for 2003 and 2,969,431 for 2002. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the presumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method. The weighted average number of dilutive shares was 61,959 for 2004, 33,897 for 2003 and 12,792 for 2002. Anti-dilutive options excluded from the computation of earnings per share were 16,347 for 2004, 37,529 for 2003, and 98,733 for 2002. All per share amounts have been adjusted for stock dividends.

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

                                                                             YEARS ENDED DECEMBER 31,
                                                                             ------------------------
(dollars in thousands, except per share data)                                2004      2003      2002
---------------------------------------------                              -------   -------   -------
Reported net income                                                        $ 4,008   $ 3,432   $ 3,101
Deduct total stock-based employee compensation expense determined
under fair value based method for all awards, net of related tax effects       214        22       160
Pro forma net income                                                       $ 3,794   $ 3,410   $ 2,941
Reported basic earnings per share                                          $  1.34   $  1.15   $  1.05
Reported diluted earnings per share                                        $  1.32   $  1.14   $  1.04
Pro forma basic earnings per share                                         $  1.27   $  1.15   $   .99
Pro forma diluted earnings per share                                       $  1.25   $  1.13   $   .99

                      [LOGO] Codorus Valley Bancorp, Inc.  2004 Annual Report 13

The grant-date fair value of options granted, adjusted for stock dividends, was $8.07 for 2004 and $5.99 for 2002. There were no options granted in 2003. The 2004 and 2002 values were calculated using the Black-Scholes option valuation model based on the significant assumptions below. More information about stock options is provided in Note 13-Stock Option Plans.

                           2004    2002
                           -----   -----
Expected life (in years)   5.56    5.25
Risk free interest rate    3.91%   4.52%
Expected volatility        50.6%   56.9%
Expected dividend yield     2.5%    3.2%

CASH FLOW INFORMATION

For purposes of the statements of cash flows, the Corporation considers interest bearing deposits with banks, cash and due from banks, and federal funds sold to be cash and cash equivalents.

Noncash items for the year ended December 31, 2004, consisted of the transfer of loans to foreclosed real estate for $17,000. Noncash items for the year ended December 31, 2003, included a real estate partnership investment commitment for $1,527,000 and the transfer of loans to foreclosed real estate for $1,569,000. Noncash items for the year ended December 31, 2002, consisted of the transfer of loans to foreclosed real estate for $356,000.

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

                                                               YEARS ENDED DECEMBER 31,
                                                            ------------------------------
(dollars in thousands, except per share data)                 2004       2003       2002
---------------------------------------------               --------   --------   --------
Unrealized holding (losses) gains arising during the year   $  (829)   $  (695)   $ 1,621
Reclassification adjustment for gains included in income        (38)      (266)      (179)
     Net unrealized (losses) gains                             (867)      (961)     1,442
Tax effect                                                      295        327       (489)
     Net of tax amount                                      $  (572)   $  (634)   $   953

14 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

SEGMENT REPORTING

Management has determined that it operates in only one segment, community banking. The Corporation's non-banking activities are insignificant to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), "Share-Based Payment." Statement No. 123(R) revised Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Statement No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). Public companies are required to adopt the new standard using a modified prospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Corporation is currently evaluating the impact of this standard on its results of operations and financial position.

In March 2004, the SEC released Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 provides guidance about the measurements of loan commitments recognized at fair value under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on the consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 (SOP 03-3), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer, including business combinations, if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans for debt securities acquired in fiscal years beginning after December 15, 2004. The Corporation adopted the provisions of SOP 03-3 effective January 1, 2005. Implementation did not have a material effect on the Corporation's consolidated financial statements.

NOTE 2-RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash balances reserved to meet regulatory requirements of the Federal Reserve Bank and balances maintained at other banks for compensating balance requirements averaged approximately $3,479,000 for 2004 and $3,925,000 for 2003.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 15

NOTE 3-SECURITIES AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

A summary of available-for-sale and held-to-maturity securities at December 31, follows:

                                                                 GROSS        GROSS
                                                  AMORTIZED    UNREALIZED   UNREALIZED     FAIR
(dollars in thousands)                              COST         GAINS        LOSSES       VALUE
----------------------                            ---------    ----------   ----------    -------
2004
Available-for-sale
Debt securities
  U.S. agencies                                   $  43,152    $      130   $    (332)    $42,950
  States and municipals                               8,462           514           0       8,976
  Mortgage-backed securities                         10,709            42         (90)     10,661
                                                  ---------    ----------   ---------     -------
    Total available-for-sale                      $  62,323    $      686   $    (422)    $62,587
                                                  =========    ==========   =========     =======
Held-to-maturity
Debt securities-corporate trust preferreds        $   9,103    $      826   $       0     $ 9,929
                                                  ---------    ----------   ---------     -------
    Total held-to-maturity                        $   9,103    $      826   $       0     $ 9,929
                                                  =========    ==========   =========     =======

2003
Available-for-sale
Debt securities
  U.S. agencies                                   $  45,355    $      556   $    (152)    $45,759
  States and municipals                               8,617           656           0       9,273
  Mortgage-backed securities                          7,636           103         (33)      7,706
                                                  ---------    ----------   ---------     -------
    Total available-for-sale                      $  61,608    $    1,315   $    (185)    $62,738
                                                  =========    ==========   =========     =======
  Held-to-maturity
  Debt securities-corporate trust preferreds      $   9,355    $      916   $     (48)    $10,223
                                                  ---------    ----------   ---------     -------
      Total held-to-maturity                      $   9,355    $      916   $     (48)    $10,223
                                                  =========    ==========   =========     =======

The amortized cost and estimated fair value of debt securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future. Mortgage-backed securities are included in the maturity categories based on average expected life.

                                                   DECEMBER 31, 2004
                                                  --------------------
                                                  AMORTIZED     FAIR
(dollars in thousands)                              COST        VALUE
----------------------                            ---------    -------
Available-for-sale
Due in one year or less                             $15,230    $15,210
Due after one year through five years                40,527     40,386
Due after five years through ten years                5,461      5,823
Due after ten years                                   1,105      1,168
                                                    -------    -------
 Total debt securities, available-for-sale          $62,323    $62,587
                                                    =======    =======
Held-to-maturity
Due after ten years                                 $ 9,103    $ 9,929
                                                    =======    =======

16 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

Gross gains realized from the sale of available-for-sale securities were $38,000, $266,000 and $179,000, for 2004, 2003 and 2002, respectively.
Securities, issued by agencies of the federal government, with a carrying value of $33,292,000 and $18,226,000 on December 31, 2004 and 2003; respectively, were pledged to secure certain public and trust deposits.

The following table shows investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

                                     LENGTH OF TIME IN UNREALIZED LOSS POSITION
                                     ------------------------------------------
                                     LESS THAN 12 MONTHS      12 MONTHS OR MORE          TOTAL
                                     -------------------      -----------------   -------------------
                                      FAIR    UNREALIZED      FAIR    UNREALIZED   FAIR    UNREALIZED
(dollars in thousands)                VALUE     LOSSES        VALUE    LOSSES      VALUE     LOSSES
---------------------------------    -------  ----------      ------  ----------  -------  ----------
Available-for-sale
U. S. agencies                       $27,481     $289         $1,964     $43      $29,445    $332
Mortgage-backed securities             5,431       59            778      31        6,209      90
                                     -------     ----         ------     ---      -------    ----
  Total temporarily impaired debt
  securities, available-for-sale     $32,912     $348         $2,742     $74      $35,654    $422
                                     =======     ====         ======     ===      =======    ====

Management believes that unrealized losses were primarily the result of changes in market interest rates and that it has the ability to hold these investments for a time necessary to recover the amortized cost. The $348,000 unrealized loss within the less than 12 months category was attributable to twenty-six different securities issued primarily by agencies of the federal government. The $74,000 unrealized loss in the 12 months or more category relates to two securities issued by the Federal Home Loan Banks (FHLB) and the Federal National Mortgage Association (FNMA). Management believes that collection of the contractual principal and interest is probable and therefore all impairment is considered to be temporary.

NOTE 4-LOANS

The composition of the loan portfolio at December 31, is as follows:

(dollars in thousands)                                 2004           2003
-----------------------------------------------     ---------      ---------
Commercial, industrial and agricultural             $ 189,658      $ 163,676
Real estate - construction and land development        35,395         28,147
                                                    ---------      ---------
      Total commercial related loans                  225,053        191,823
Real estate - residential mortgages                    24,954         25,134
Installment                                            48,664         43,249
                                                    ---------      ---------
      Total consumer related loans                     73,618         68,383
                                                    ---------      ---------
      Total loans                                   $ 298,671      $ 260,206
                                                    =========      =========

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in York County, Pennsylvania and northern Maryland. Although this may pose a concentration risk geographically, we believe that the diverse local economy and detailed knowledge of the customer base minimizes this risk. At year-end 2004, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial real estate leasing industry accounted for 12.2 percent of the total loan portfolio, as compared to 11.8 percent at year-end 2003. At year-end 2003, there was also a
10.3 percent concentration in the agricultural industry. Loans to borrowers within these industries are usually collateralized by real estate.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 17

Loans to directors, executive officers, principal shareholders, and any associates of such persons amounted to $2,898,000 at December 31, 2004, and $3,434,000 at December 31, 2003. During 2004, total loan additions amounted to $1,329,000 and total payments collected amounted to $1,865,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year-end 2004, all loans to this group were current and performing in accordance with contractual terms.

NOTE 5-IMPAIRED, NONACCRUAL AND PAST DUE LOANS

Information regarding impaired commercial loans at December 31, was as follows:

(dollars in thousands)                                      2004        2003      2002
-------------------------------------------------------    -------    -------    -------
Impaired loans                                             $ 3,300    $ 4,006    $ 6,445
Amount of impaired loans that have a related allowance           0      1,064      1,359
Allowance for impaired loans                                     0        611        444
Average investment in impaired loans                         3,684      5,352      5,869
Interest income recognized on impaired commercial loans        241        266        152

Impairment related to the above loans was measured based on fair values of collateral. As of December 31, 2004 and 2003, the loan portfolio included total nonaccrual loans of $622,000 and $516,000, respectively. Interest that would have been included in income had those loans been accruing at their contractual rates in 2004 was $28,000, compared with $34,000 that was recognized in income. Loans contractually past due 90 days or more as to principal or interest, but still accruing interest totaled $19,000 at December 31, 2004 and $49,000 at December 31, 2003.

NOTE 6-ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

(dollars in thousands)                      2004        2003       2002
--------------------------------------    --------    --------    -------
Balance at beginning of year              $ 1,694     $ 1,515     $ 1,898
Provision charged to operating expense        420         553         515
Loans charged off                            (477)       (770)     (1,185)
Recoveries                                    228         396         287
                                          -------     -------     -------
Balance at end of year                    $ 1,865     $ 1,694     $ 1,515
                                          =======     =======     =======

NOTE 7-PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, was as follows:

(dollars in thousands)           2004      2003
-----------------------------  --------  -------
Land                           $ 1,149   $ 1,149
Buildings and improvements       9,521     8,746
Capitalized leased premises        672       672
Equipment                        7,571     6,855
                               -------   -------
                                18,913    17,422
Less-accumulated depreciation   (9,004)   (8,064)
                               -------   -------
   Net premises and equipment  $ 9,909   $ 9,358
                               =======   =======

18 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

PeoplesBank leases certain banking branches under capital and noncancellable operating leases. The terms include various renewal options and provide for rental increases based upon predetermined factors. Total lease expenses under operating leases amounted to $73,000 in 2004, $70,000 in 2003 and $38,000 in 2002. At December 31, 2004, future minimum lease payments for these leases and a capital lease are payable as follows:

                                               CAPITAL    OPERATING
(dollars in thousands)                          LEASE      LEASES
-----------------------------------------      -------    ---------
2005                                            $  88      $  137
2006                                               94         137
2007                                               95         139
2008                                               95         142
2009                                               95         140
Thereafter                                        606         412
                                                -----      ------
  Total future minimum lease payments           1,073      $1,107
Less interest                                    (456)
                                                -----
  Present value of minimum lease payments       $ 617
                                                =====

NOTE 8-DEPOSITS

The composition of deposits at December 31, was as follows:

(dollars in thousands)           2004        2003
---------------------------    --------    --------
Noninterest bearing demand     $ 40,897    $ 33,188
NOW                              43,188      40,552
Money market                     88,001      75,529
Savings                          19,268      15,627
Time CDs less than $100,000     111,766     113,014
Time CDs $100,000 or more        26,417      26,372
                               --------    --------
  Total deposits               $329,537    $304,282
                               ========    ========

Scheduled Maturities Of Time Deposits As Of December 31, Were As Follows:

(dollars in thousands)      2004
----------------------    --------
2005                      $ 67,902
2006                        24,789
2007                        28,504
2008                         8,364
2009                         8,624
                          --------
  Total time deposits     $138,183
                          ========

NOTE 9-SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The schedule below provides a summary of short-term borrowings that consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 19 consist of credit available through the Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from the FHLBP, for both short and long-term credit needs, is approximately $116 million. As of December 31, 2004, total unused credit with the FHLBP was approximately $81 million. Obligations to the FHLBP are secured by FHLB stock and qualifying collateral, principally the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program.

A summary of aggregate short-term borrowings on December 31, is as follows:

(dollars in thousands)                                     2004       2003      2002
-------------------------------------------------------   -------    ------    ------
Amount outstanding at end of year                         $12,880    $6,795    $7,089
Weighted average interest rate at end of year                2.21%     1.03%     1.31%
Maximum amount outstanding at any month-end               $12,880    $6,795    $7,089
Daily average amount outstanding                          $ 1,613    $1,473    $  591
Approximate weighted average interest rate for the year      1.92%     1.29%     1.69%

A summary of long-term debt at December 31, is as follows:

(dollars in thousands)                                                         2004      2003
---------------------------------------------------------------------------   -------   -------
PeoplesBank obligations to FHLBP
      Due 2005, 5.36%, convertible quarterly                                  $ 6,000   $ 6,000
      Due 2007, 4.69%, amortizing                                                 857     1,256
      Due 2009, 3.47% convertible quarterly after December 2006                 5,000     5,000
      Due 2013, 3.46%, amortizing                                               4,318     4,753
      Due 2014, 6.43%, convertible quarterly after July 2009                    5,000     5,000
Codorus Valley Bancorp, Inc. obligations
      Due 2009, 7.35%, amortizing                                                   0     1,793
      Due 2011, floating rate based on 1 month LIBOR plus 1.50%, amortizing     1,728         0
      Due 2034, floating rate based on 3 month LIBOR plus 2.02%,
        callable quarterly after December 2009                                  3,093         0
                                                                              -------   -------
                                                                               25,996    23,802
Capital lease obligation                                                          617       637
                                                                              -------   -------
      Total long-term debt                                                    $26,613   $24,439
                                                                              =======   =======

PeoplesBank's obligations to FHLBP are fixed rate and fixed/floating (convertible) rate instruments. The FHLBP has an option on the convertible borrowings to convert the rate to a floating rate after the expiration of a specified period. The floating rate is based on the LIBOR index plus a spread. If the FHLBP elects to exercise its conversion option, PeoplesBank may repay the converted loan without a prepayment penalty.

The obligation of Codorus Valley due in 2011 is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania. In February 2004, this obligation refinanced, without interest penalty, the obligation due in 2009. In November 2004, Codorus Valley issued $3,093,000 in trust preferred debt securities, which are included in Tier 1 capital for regulatory capital purposes, to support planned growth. This obligation has a 30-year maturity, but is callable at quarterly intervals after the fifth year. Total maturities of total long-term debt over the next five years are as follows: $6,982,000 in 2005, $1,032,000 in 2006, $617,000 in 2007,
$642,000 in 2008 and $5,669,000 in 2009.

20 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

NOTE 10-SHAREHOLDERS' EQUITY

On April 13, 2004, the board of directors declared a 5 percent common stock dividend payable on or before June 10, 2004, to shareholders of record on April 27, 2004. On April 8, 2003, the board of directors declared a 5 percent common stock dividend payable on or before June 5, 2003, to shareholders of record on April 22, 2003. On April 9, 2002, the board of directors declared a 5 percent common stock dividend payable on or before June 6, 2002, to shareholders of record on April 23, 2002.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which allows additional shares of common stock to be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 167,939 shares of common stock are reserved and available for issuance at December 31, 2004. Under the Plan, no shares were issued in 2004 or 2003, and 2,642 shares were issued in 2002. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

NOTE 11-REGULATORY MATTERS

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL prohibits dividend payments if such payment would render the Corporation insolvent or result in negative net worth. Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by PeoplesBank to the Corporation. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of PeoplesBank, and loans and advances are limited to 10 percent of PeoplesBank's capital stock and surplus on a secured basis. In addition, dividends paid by PeoplesBank to the Corporation would be prohibited if the effect thereof would cause PeoplesBank's capital to be reduced below applicable minimum capital requirements.

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

Quantitative measures established by regulators to ensure capital adequacy require the Corporation and PeoplesBank to maintain minimum ratios, as set forth below, to total and tier 1 capital as a percentage of risk-weighted assets, and of tier 1 capital to average assets (leverage ratio). In December 2004, PeoplesBank received the most recent notification from the Federal Deposit Insurance Corporation, which categorized PeoplesBank as well capitalized, as of September 30, 2004, under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would change PeoplesBank's well capitalized category.

The FDIC's minimum quantitative standards for a well capitalized institution are as follows: tier 1 risk-based capital ratio, 6 percent; total risk-based capital ratio, 10 percent; and leverage ratio, 5 percent. The FDIC's minimum quantitative standards for an adequately capitalized institution are as follows: tier 1 risk-based capital ratio, 4 percent; total risk-based capital ratio, 8 percent; and leverage ratio, 4 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The following table shows the Corporation and PeoplesBank's actual and required ratios and capital amounts on December 31, 2004 and 2003.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 21

CODORUS VALLEY                                       MINIMUM FOR             WELL CAPITALIZED
BANCORP, INC.                  ACTUAL              CAPITAL ADEQUACY              MINIMUM*
----------------------   ---------------    -----------------------------    ----------------
(dollars in thousands)   AMOUNT    RATIO        AMOUNT          RATIO        AMOUNT    RATIO
----------------------   -------   -----    ---------------   -----------    ------   ------
DECEMBER 31, 2004
 Capital ratios
   Tier 1 risk-based     $38,285   11.77%   > or =  $13,012   > or =  4.0%    n/a       n/a
   Total risk-based       40,150   12.34    > or =   26,023   > or =  8.0     n/a       N/a
   Leverage               38,285    9.86    > or =   15,534   > or =  4.0     n/a       n/a
DECEMBER 31, 2003
 Capital ratios
   Tier 1 risk-based     $32,702   11.13%   > or =  $11,751   > or =  4.0%    n/a       n/a
   Total risk-based       34,396   11.71    > or =   23,502   > or =  8.0     n/a       n/a
   Leverage               32,702    9.15    > or =   14,292   > or =  4.0     n/a       n/a

                                                     MINIMUM FOR                   WELL CAPITALIZED
PEOPLESBANK                   ACTUAL              CAPITAL ADEQUACY                     MINIMUM*
----------------------   ---------------    ---------------------------   -----------------------------
(dollars in thousands)   AMOUNT    RATIO        AMOUNT          RATIO         AMOUNT           RATIO
----------------------   -------   -----    --------------   ----------   ---------------   -----------
DECEMBER 31, 2004
 Capital ratios
   Tier 1 risk-based     $33,837   10.60%   > or = $12,774   > or = 4.0%  > or =  $19,161   > or =  6.0 %
   Total risk-based       35,702   11.18    > or =  25,548   > or = 8.0   > or =   31,935   > or = 10.0
   Leverage               33,837    8.85    > or =  15,291   > or = 4.0   > or =   19,114   > or =  5.0
DECEMBER 31, 2003
 Capital ratios
   Tier 1 risk-based     $28,048    9.75%   > or = $11,504   > or = 4.0%  > or =  $17,256   > or =  6.0 %
   Total risk-based       29,742   10.34    > or =  23,008   > or = 8.0   > or =   28,760   > or = 10.0
   Leverage               28,048    7.99    > or =  14,043   > or = 4.0   > or =   17,554   > or =  5.0

*To be well capitalized under prompt corrective action provisions.

NOTE 12-BENEFIT PLANS

DEFINED CONTRIBUTION PLAN

The Corporation maintains a 401(k) savings and investment plan covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 2004, 2003, and 2002, the Corporation matched 50 percent of the first 6 percent of an employee's contribution. The Corporation's expense for the 401(k) savings and investment plan was $92,000 for 2004, $109,000 for 2003, and $94,000 for 2002.

SUPPLEMENTAL BENEFIT PLANS

PeoplesBank maintains supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverage. The expense associated with these plans was approximately $155,000 for 2004, $147,000 for 2003, and $130,000 for 2002. The accrued liability was $784,000 at December 31, 2004, and $629,000 at December 31, 2003. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank.

22 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

EMPLOYEE STOCK BONUS PLAN

The Corporation maintains an Employee Stock Bonus Plan, administered by nonemployee members of the Corporation's board of directors, under which the Corporation may issue shares of its common stock to employees as performance based compensation. As of December 31, 2004, 11,310 shares of common stock were reserved for possible issuance under this plan, subject to future adjustment in the event of specified changes in the Corporation's capital structure. Under the Employee Stock Bonus Plan, 26 shares of stock were issued during 2004 and 66 shares of stock were issued during 2003.

NOTE 13-STOCK OPTION PLANS

The Corporation maintains three stock option plans as follows: a 2000 Stock Incentive Plan (2000 Plan), a 1998 Independent Directors Stock Option Plan (1998
Plan) and a 1996 Stock Incentive Plan (1996 Plan). All options available for grant under the 1998 and 1996 Plans have been granted.

Shares reserved and available for issuance were 119,731 for the 2000 Plan, 129,147 for the 1998 Plan, and 92,338 for the 1996 Plan at December 31, 2004. Shares reserved for future issuance under each plan are subject to adjustment in the event of specified changes in the Corporation's capital structure. Options awarded under these plans to date have been granted with an exercise price equal to the fair value of the stock on the grant date, a vesting period of six months and an expiration period of ten years.

The 2000 Plan also allows for the granting of stock appreciation rights and restricted stock, none of which have been granted to date at December 31, 2004.

A summary of stock options from all Plans, adjusted for stock dividends, is presented in the following table:

                                                        YEARS ENDED DECEMBER 31,
                                    --------------------------------------------------------------
                                           2004                2003                   2002
                                    ------------------  ------------------   ---------------------
                                              WEIGHTED            WEIGHTED                WEIGHTED
                                              AVERAGE             AVERAGE                 AVERAGE
                                              EXERCISE            EXERCISE                EXERCISE
                                    OPTIONS    PRICE    OPTIONS    PRICE     OPTIONS       PRICE
                                    --------  --------  -------   --------   ---------    --------
Outstanding at beginning of year    211,408    $13.48   211,408   $  13.48     200,609    $  13.40
Granted                              33,000     19.73         -          -      13,230       14.06
Exercised                            (7,749)    13.37         -          -      (2,431)       9.87
Forfeited                            (1,000)    19.75         -          -           -           -
                                    -------    ------   -------   --------     -------    --------
Outstanding at end of year          235,659    $14.33   211,408   $  13.48     211,408    $  13.48
                                    =======    ======   =======   ========     =======    ========

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 23

Information regarding options outstanding as of December 31, 2004, is presented in the following table:

                                                                   WEIGHTED AVG.
                                                                     REMAINING
                                      OPTIONS      WEIGHTED AVG.    CONTRACTUAL      OPTIONS      WEIGHTED AVG.
                                    OUTSTANDING   EXERCISE PRICE      LIFE         EXERCISABLE   EXERCISE PRICE
                                    -----------   --------------   -------------   -----------   --------------
Options with exercise prices
   ranging from $9.50 to $13.00          64,726   $        11.24       5.1 years        55,465   $        11.01
Options with exercise prices
    ranging from $13.01 to $16.50       138,933            14.53       4.0 years       136,636            4.54
Options with exercise prices
    ranging from $16.51 to $20.00        32,000            19.73       9.5 years        21,000            19.75
                                        -------   --------------       ---------       -------   --------------
Total options outstanding
    with exercise prices ranging
    from $9.50 to $20.00                235,659   $        14.33       5.0 years       213,101   $        14.14
                                        =======   ==============       =========       =======   ==============

NOTE 14-INCOME TAXES

Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

               (dollars in thousands)                          2004     2003
----------------------------------------------------------    ------   ------
Deferred tax assets
     Allowance for loan losses                                $  470   $  411
     Deferred compensation                                       266      214
     Partnership investment amortization                         409      328
     Tax credit carryforward                                     141      285
                                                              ------   ------
         Total deferred tax assets                             1,286    1,238
                                                              ------   ------
Deferred tax liabilities
      Deferred loan fees                                         188      120
      Depreciation                                               364      330
      Net unrealized gains on available-for-sale securities       90      384
      Other, net                                                 210      153
                                                              ------   ------
         Total deferred tax liabilities                          852      987
                                                              ------   ------
         Net deferred tax asset                               $  434   $  251
                                                              ======   ======

24 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

Analysis of federal income taxes reflected in the income statements is as follows:

   (dollars in thousands)            2004     2003     2002
--------------------------------    ------   ------   -------
Current tax provision               $1,242   $1,052   $ 1,291
Deferred tax provision (benefit)       111      119      (614)
                                    ------   ------   -------
  Total tax provision               $1,353   $1,171   $   677
                                    ======   ======   =======

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

           (dollars in thousands)                    2004       2003      2002
------------------------------------------------   -------    -------    --------
Income before income taxes                         $ 5,361    $ 4,603    $  3,778

Computed tax at 34%                                $ 1,823    $ 1,565    $  1,285
Increase (reduction) in taxes resulting from
 Tax-exempt interest income                           (152)      (157)       (182)
 Interest expense disallowance                          11         13          20
 Tax-exempt income from bank owned life insurance      (89)      (108)       (110)
 Tax credits                                          (260)      (155)       (372)
 Other, net                                             20         13          36
                                                   -------    -------    --------
Provision for income taxes                         $ 1,353    $ 1,171    $    677
                                                   -------    -------    --------

The provision for income taxes includes $13,000, $90,000 and $61,000 of applicable income tax expense related to net investment security gains in 2004, 2003 and 2002, respectively. Based on current tax law, tax credits can be carried back one year and carried forward twenty years.

NOTE 15-COMMITMENTS TO EXTEND CREDIT

In the normal course of business, the Corporation is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and standby letters of credit. Standby letters of credit written are conditional commitments issued by PeoplesBank to guarantee the performance of a customer to a third party. The credit and market risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and requires collateral to support these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2004 and 2003, for guarantees under standby letters of credit issued is not material. Normally, commitments to extend credit and letters of credit have fixed expiration dates or termination clauses, have specific rates and are for specific purposes. Many of the commitments are expected to expire without being extended; therefore, total commitment amounts do not necessarily represent future cash requirements.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 25

The following is a summary of outstanding commitments:

                                                      DECEMBER 31,
                                                  ------------------
(dollars in thousands, except per share data)       2004       2003
---------------------------------------------     --------   -------
Commitments to grant loans
   Fixed rate                                     $ 13,553   $ 7,929
   Variable rate                                    12,865     8,458
Unfunded commitments of existing loans
   Fixed rate                                     $ 10,263   $ 8,685
   Variable rate                                    31,121    35,800
Standby letters of credit                         $  2,857   $ 3,496

NOTE 16-CONTINGENT LIABILITIES

During the first quarter of 2003, PeoplesBank became aware of a civil forfeiture action brought about by the United States Attorney's Office. The civil forfeiture action involves real estate supporting a loan guaranteed by a customer who was incarcerated for criminal activity. Management recently learned that as a result of an agreement between the United States and the criminal defendant, the civil forfeiture action has been dismissed. Therefore, management does not believe that the civil forfeiture action will have a material adverse impact on the Corporation. Further information regarding this civil forfeiture action is included in this Annual Report, on page 46, under Forfeiture Action Related to Mortgaged Property.

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

Cash and equivalents -- The carrying amounts reported in the balance sheet for cash and equivalents approximate their fair value at the reporting date.

Investment securities -- Fair values for investment securities are based on quoted market prices, where available. When quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable -- For variable rate and adjustable rate loans that reprice frequently and show no significant change in credit risk, fair values were based on carrying amounts. For fixed rate loans, fair values were estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgage servicing rights -- The fair value of mortgage servicing rights is based on observable market prices available or the present value of expected future cash flows when not available.

26 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

Accrued interest receivable and payable - The carrying amounts of accrued interest receivable and payable approximate their fair values.

Demand and savings deposits - The carrying amounts of demand and savings deposits approximate their fair values.

Time deposits - The carrying amounts of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate fair value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

Short-term borrowings - The carrying amount of short-term borrowings approximates the fair value.

Long-term debt - The fair value of fixed rate long-term debt is estimated by discounting the future cash flows, using rates available for debt of similar remaining maturities at the reporting date. The carrying amount of variable rate long-term debt is assumed to approximate fair value.

Off-balance sheet instruments - The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. These amounts were not considered material at December 31, 2004 and 2003.

An analysis of financial instruments is as follows:

                                                  DECEMBER 31, 2004         DECEMBER 31, 2003
                                               -----------------------   -----------------------
                                                CARRYING       FAIR       CARRYING       FAIR
(dollars in thousands)                           AMOUNT       VALUE        AMOUNT       VALUE
----------------------------------------       ----------   ----------   ----------   ----------
Financial assets
   Cash and equivalents                        $    8,085   $    8,085   $   12,408   $   12,408
   Securities, available-for-sale                  62,587       62,587       62,738       62,738
   Securities, held-to-maturity                     9,103        9,929        9,355       10,223
   Restricted investment in bank stock              2,450        2,450        1,976        1,976
   Loans held for sale                              1,589        1,615        2,157        2,183
   Loans, net of allowance                        296,806      298,288      258,512      263,468
   Mortgage servicing rights                           19           19           26           26
   Accrued interest receivable                      1,706        1,706        1,556        1,556

Financial liabilities
   Demand and savings deposits                 $  191,354   $  191,354   $  164,896   $  164,896
   Time deposits                                  138,183      139,551      139,386      142,943
   Short-term borrowings                           12,880       12,880        6,795        6,795
   Long-term debt                                  26,613       27,780       24,439       25,466
   Accrued interest payable                           347          347          340          340

Off-balance sheet instruments                           0            0            0            0

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 27

NOTE 18-CONDENSED FINANCIAL INFORMATION-PARENT COMPANY ONLY

CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                DECEMBER 31,
                                                           ------------------------
(dollars in thousands)                                        2004          2003
-------------------------------------------------------    ----------    ----------
ASSETS
Cash and due from banks                                    $      273    $      242
Securities, held-to-maturity                                    3,528         3,777
Investment in subsidiaries                                     34,629        29,137
Premises and equipment                                          4,145         4,305
Other assets                                                      232           173
                                                           ----------    ----------
   Total assets                                            $   42,807    $   37,634
                                                           ----------    ----------
LIABILITIES
Long-term debt                                             $    4,821    $    1,793
Long-term debt with subsidiary, PeoplesBank                     1,967         2,032
Other liabilities                                                  37            20
                                                           ----------    ----------
   Total liabilities                                            6,825         3,845

SHAREHOLDERS' EQUITY                                           35,982        33,789
                                                           ----------    ----------
   Total liabilities and shareholders' equity              $   42,807    $   37,634
                                                           ==========    ==========

CONDENSED STATEMENTS OF INCOME

                                                                       YEARS ENDED DECEMBER 31,
                                                                --------------------------------------
(dollars in thousands)                                             2004          2003          2002
------------------------------------------------------------    ----------    ----------    ----------
INCOME
Interest from investment securities                             $      341    $      347    $      371
Dividends from subsidiary, PeoplesBank                               1,706         1,453         1,263
Rental income                                                          350           433           456
Other                                                                    0             0            24
                                                                ----------    ----------    ----------
   Total income                                                      2,397         2,233         2,114

EXPENSE
Interest expense on long-term debt                                     268           301           312
Other                                                                  678           623           595
                                                                ----------    ----------    ----------
   Total expense                                                       946           924           907

   Income before applicable income tax benefit and
   undistributed earnings of subsidiaries                            1,451         1,309         1,207
APPLICABLE INCOME TAX BENEFIT                                           87            49            22
                                                                ----------    ----------    ----------
   Income before undistributed earnings of subsidiaries              1,538         1,358         1,229
Undistributed earnings of subsidiaries                               2,470         2,074         1,872
                                                                ----------    ----------    ----------
   Net income                                                   $    4,008    $    3,432    $    3,101
                                                                ==========    ==========    ==========

28 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

CONDENSED STATEMENTS OF CASH FLOWS

                                                                       YEARS ENDED DECEMBER 31,
                                                                --------------------------------------
(dollars in thousands)                                             2004          2003          2002
------------------------------------------------------------    ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                    $    4,008    $    3,432    $    3,101
  Adjustments to reconcile net income to net cash provided
  by operations
     Depreciation                                                      175           173           171
     Undistributed earnings of subsidiaries                         (2,470)       (2,074)       (1,872)
     Gain on sale of premises and equipment and securities               0             0           (24)
     Other, net                                                         56            66            25
                                                                ----------    ----------    ----------
       Net cash provided by operating activities                     1,769         1,597         1,401

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of securities, available-for-sale                  0             0            40
  Calls of securities, held-to-maturity                                250             0             0
  Additional investment in subsidiary, PeoplesBank                  (3,500)            0             0
  Investment in nonconsolidated subsidiary                             (93)            0             0
  Purchases of premises and equipment                                  (15)          (89)          (75)
  Proceeds from sales of premises and equipment                          0             0            40
                                                                ----------    ----------    ----------
       Net cash (used in) provided by investing activities          (3,358)          (89)            5

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt                           4,893             0             0
  Repayments of long-term debt                                      (1,930)         (115)         (108)
  Dividends paid                                                    (1,456)       (1,327)       (1,262)
  Issuance of common stock                                             119             0            67
  Cash paid in lieu of fractional shares                                (6)           (5)           (4)
                                                                ----------    ----------    ----------
       Net cash provided by (used in) financing activities           1,620        (1,447)       (1,307)
                                                                ----------    ----------    ----------
       Net increase in cash and cash equivalents                        31            61            99
       Cash and cash equivalents at beginning of year                  242           181            82
                                                                ----------    ----------    ----------
       Cash and cash equivalents at end of year                 $      273    $      242    $      181
                                                                ==========    ==========    ==========

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 29

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

[BEARD MILLER COMPANY LLP LOGO]
Certified Public Accountants and Consultants

The Shareholders and Board of Directors

Codorus Valley Bancorp, Inc.

York, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Codorus Valley Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Codorus Valley Bancorp, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

                                                        Beard Miller Company LLP

Harrisburg, Pennsylvania

February 16, 2005

30 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

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

CRITICAL ACCOUNTING ESTIMATES

Disclosure of Codorus Valley's significant accounting policies is included in
Note 1 to the consolidated financial statements of this Annual Report. Some of these policies are particularly sensitive, requiring that significant judgments, estimates and assumptions be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including the provision and allowance for loan losses, located on pages 37 and 46 of this Annual Report.

Management makes significant estimates in determining the allowance for loan losses. Management considers a variety of factors in establishing this estimate such as current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, financial and managerial strength of borrowers, adequacy of collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Estimates related to the value of collateral also have a significant impact on whether or not management continues to accrue income on delinquent loans and on the amounts at which foreclosed real estate is recorded on the statement of financial condition.

As permitted by SFAS No. 123, the Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No.
25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Corporation's stock option plans. The pro forma impact of net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of the grant, is disclosed in Note 1 to the consolidated financial statements under the subheading Stock-Based Compensation. The Corporation plans to change its method of accounting for stock-based compensation in 2005, in accordance with Financial

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 31

Accounting Statement No. 123(R), which is described in Note 1 under the subheading New Accounting Pronouncements. Based on stock options outstanding on December 31, 2004, approximately $21,000 will be expensed in the second half of 2005, and $23,000 and $6,000 for full years 2006 and 2007, respectively.

Management discussed the development and selection of critical accounting estimates and related Management Discussion and Analysis disclosure with the Audit Committee. There were no material changes made to the critical accounting estimates during the periods presented within this report.

OVERVIEW

THE UNITED STATES ECONOMY

The United States economy, driven by consumer spending and housing, grew 4.4 percent for 2004, compared to 3 percent for 2003. During the last five policy meetings in 2004, the Federal Open Market Committee (FOMC) of the Federal Reserve raised its federal funds target rate 25 basis points at each meeting. By year-end 2004, the federal funds target and prime rates were 2.25 percent and
5.25 percent, respectively. The markets anticipate more interest rate increases in the period ahead, based on comments by the FOMC. The FOMC's restrictive stance is designed to manage inflation and a falling U.S. dollar, contain speculation and unwind the highly accommodative economic policy it placed in effect after the 9/11 terrorist attacks. The Dow Jones Industrial Average closed at 10,783, up 3.2 percent for the year, while the S&P 500 closed at 1,212, up
9.0 percent. At year-end 2004, the unemployment rate was 5.4 percent, which improved slightly from the prior year-end.

Comparatively, the U.S. economy in 2003 languished for the first half of the year, but began to improve in the second half, stimulated by an end to major combat in Iraq, an increase in corporate profits and stock prices and federal tax cuts. The unusually low level of market interest rates was another important contributing factor. On June 25, 2003, the FOMC lowered the federal funds rate twenty-five basis points to 1 percent, its only interest rate change in 2003. The national prime rate moved in lock step and ended the year at 4 percent. Both benchmark interest rates were at 46-year lows. After three consecutive years of stock market losses the Dow Jones Industrial Average Index closed at 10,454, up
25.3 percent for the year and the S&P 500 Index closed at 1,112, up 26.4 percent for the year. At year-end 2003 the unemployment rate was 5.7 percent, well above a 4 percent "natural" rate of unemployment as defined by the federal government.

THE FINANCIAL SERVICES INDUSTRY

For the first nine months of 2004, FDIC insured institutions in the aggregate earned 2.3 percent more than in the same period of 2003, based on the most current available information from the FDIC. It appears that, once again, the financial services industry is poised for a record earnings year. The increase in earnings was due primarily to increases in net interest income and gains from the sale of securities, and a decrease in the provision for loan losses. Asset quality continued to improve as both non-current loans and charge-offs declined, and risk-based regulatory capital ratios continued to strengthen. Commercial lenders, a FDIC reporting subset that totaled 4,386 in number, achieved a return on assets of 1.33 percent and a return on equity of 13.32 percent for the first nine months of 2004 annualized.

For the fifth consecutive year, bank stocks represented on the Nasdaq Bank Stock Index outperformed the benchmark S&P 500 Index. The Nasdaq Bank stock index increased 11 percent for 2004, 30 percent for 2003, 5 percent for 2002, 13 percent for 2001 and 19 percent for 2000. Comparatively, the S&P 500 Index increased 9 percent for 2004, 26 percent for 2003; and decreased 23 percent for 2002, 13 percent for 2001 and 9 percent for 2000.

Looking ahead, the flattening yield curve and upward pressure on funding costs is likely to continue the trend of lower net interest margins for the banking industry. Compliance costs associated with increased governmental regulation, most notably Section 404 of the Sarbanes-Oxley Act of 2002, are expected to increase. Section 404 requires publicly held companies to assess and certify that their internal control systems over financial reporting are effective. Management believes that the financial services industry will continue to consolidate as a strategy to increase profits and market share. With an emphasis on strengthening

32 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO] customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that consolidation within the financial services industry and product diversification may enhance its competitive position as a community bank.

BUSINESS STRATEGIES

Throughout 2004, management and the board of directors (board) continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. Generally, management focused on profitable balance sheet growth, financial center expansion and renovation, increases in noninterest income and containment of noninterest expense. Selected accomplishments for 2004 included: the acquisition of an independent financial services practice (sole proprietor), which became part of PeoplesBank's wealth management operation; introduction of a new website, which is more informative and functional, and easier to use than the website it replaced; renovation of an existing financial center in the community of Jacobus (PA) to better serve clients; and construction of a financial center in the community of Brogue (PA), which opened in October 2004. In accordance with its retail expansion strategy, management plans to open two full-service financial centers in March of 2005. The addition of these two offices will mark a total of fourteen PeoplesBank financial centers strategically located in York County. In the period ahead, management will remain focused on providing diversified financial services to small and mid-sized businesses and individual consumers in York (PA) and adjacent counties.

FINANCIAL HIGHLIGHTS

The Corporation achieved two financial milestones for year-end 2004. Assets exceeded $400 million and net income exceeded $4 million. The Corporation earned $4,008,000 or $1.32 per diluted share for 2004, compared to $3,432,000 or $1.14 per diluted share for 2003, and $3,101,000 or $1.04 per diluted share for 2002. The $576,000 or 17 percent increase in net income for 2004 was the result of increases in net interest income and noninterest income and a decrease in loan loss provision, which more than offset a modest increase in noninterest expense. The $858,000 or 7 percent increase in net interest income was primarily attributable to a larger volume of loans. Noninterest income, including gains, was $246,000 or 6 percent above the prior year. With the exception of gains from sales of mortgages and investment securities, which were adversely affected by rising market interest rates, most other categories of noninterest income increased, particularly fees on deposits, trust service fees, and commissions earned from the sale of mutual fund, annuity and insurance products. The $133,000 or 24 percent decrease in loan loss provision was attributable to improved asset quality. The $479,000 or 4 percent increase in noninterest expense was due primarily to increases in personnel and marketing expenses, which supported planned business growth. Total assets were approximately $408 million on December 31, 2004, an increase of $35 million or 9 percent above December 31, 2003. Asset growth occurred primarily in business and consumer loans, which were funded primarily by core deposits. A summary of quarterly earnings for 2004 and 2003 is presented in Table 13-Summary of Quarterly Financial Data.

Net income for 2003 was $3,432,000, an increase of $311,000 or 11 percent above 2002. The increase was the result of increases in net interest income and noninterest income, which more than offset increases in noninterest expense and federal income tax. Net interest income increased $1,299,000 or 11 percent over 2002 due primarily to a larger volume of earning assets. Noninterest income, which included gains from the sale of mortgages and investment securities, increased $846,000 or 24 percent over 2002 due primarily to income from mutual funds, annuity and insurance sales, and service charges on deposit accounts. Noninterest expense increased $1,282,000 or 12 percent over 2002 due primarily to expansion resulting from the acquisition of an insurance agency in September 2002 and the addition of a full-service financial center in December 2002. Current period federal income tax increased $494,000 over 2002 due to an increase in pretax earnings and a decrease in tax credits.

Annual cash dividends per share, as adjusted, were $.49 for 2004, compared to $.45 for 2003. Additionally, a 5 percent stock dividend was distributed in 2004 and 2003. Book value per share, as adjusted, was $12.02 for year-end 2004, compared to $11.34 for year-end 2003.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 33

Net income as a percentage of average shareholders' equity (return on equity or ROE), was 11.5 percent for 2004, compared to 10.3 percent for 2003. Net income as a percentage of average total assets (return on assets or ROA), was 1.03 percent for 2004, compared to .96 percent for 2003.

At December 31, 2004, nonperforming assets as a percentage of total loans and net foreclosed real estate was .72 percent, the same as year-end 2003. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8-Nonperforming Assets. The allowance for loan losses as a percentage of total loans was .62 percent for year-end 2004, slightly below the .65 percent for year-end 2003. Information regarding the allowance is provided in the Risk Management section of this report, including Tables 9 and 10. Based on a recent evaluation of probable loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 2004.

Throughout 2004, the Corporation maintained a capital level well above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7-Capital Ratios, shows that the Corporation and PeoplesBank were well capitalized on December 31, 2004.

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

For analytical purposes, Table 1-Net Interest Income, Table 2-Rate/Volume Analysis of Changes in Net Interest Income and Table 3-Average Balances and Interest Rates, are presented on a tax equivalent basis to make it easier to compare taxable and tax-exempt asets. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent. Unless otherwise noted, the discussion that follows is based on interest income and interest expense as reported in the consolidated statements of income.

TABLE 1-NET INTEREST INCOME (TAX EQUIVALENT BASIS)

(dollars in thousands)                      2004           2003           2002           2001           2000        5 YR CGR*
---------------------                    ----------     ----------     ----------     ----------     ----------     ---------
Total interest income                    $   20,469     $   19,964     $   20,674     $   22,602     $   21,904         0.2%
Tax equivalent adjustment                       231            238            277            288            249         n/a
                                         ----------     ----------     ----------     ----------     ----------       -----
Adjusted total interest income               20,700         20,202         20,951         22,890         22,153         0.2%
Total interest expense                        6,545          6,898          8,907         10,871         11,064        -7.2%
                                         ----------     ----------     ----------     ----------     ----------       -----
  Net interest income                    $   14,155     $   13,304     $   12,044     $   12,019     $   11,089         5.2%

Average earning assets                   $  353,390     $  322,391     $  310,431     $  286,777     $  264,174         6.8%
Average interest bearing liabilities     $  314,398     $  290,405     $  281,062     $  257,262     $  237,537         6.6%

Yield on earning assets                        5.86%          6.27%          6.75%          7.98%          8.39%
Rate on interest bearing liabilities           2.08%          2.38%          3.17%          4.23%          4.66%
                                         ----------     ----------     ----------     ----------     ----------
  Interest rate spread                         3.78%          3.89%          3.58%          3.75%          3.73%
  Net yield on average earning assets          4.01%          4.13%          3.88%          4.19%          4.20%
                                         ==========     ==========     ==========     ==========     ==========

*Compound growth rate (CGR) is the average annual growth over the five-year period which began in 1999.

34 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

TABLE 2-RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME (TAX EQUIVALENT BASIS)

                                                                               2004 COMPARED TO 2003
                                                                        -----------------------------------
                                              YEAR ENDED DECEMBER 31,                    CHANGE DUE TO
                                              -----------------------   INCREASE    -----------------------
(dollars in thousands)                           2004         2003      (DECREASE)    VOLUME        RATE
---------------------------------------       ----------   ----------   ----------  ----------    ---------
Interest Income
   Interest bearing deposits with banks       $        2   $        2   $       0   $        0    $       0
   Federal funds sold                                 44           62         (18)         (21)           3
   Securities, taxable                             2,412        2,541        (129)         (36)         (93)
   Securities, tax-exempt                            638          665         (27)         (36)           9
   Loans, taxable                                 17,562       16,897         665        2,379       (1,714)
   Loans, tax-exempt                                  42           35           7           12           (5)
                                              ----------   ----------   ---------   ----------    ---------
     Total interest income                        20,700       20,202         498        2,298       (1,800)

Interest Expense
   Deposits
     Interest bearing demand                         827          822           5          110         (105)
     Savings                                          71           84         (13)          20          (33)
     Time deposits under $100,000                  3,553        4,034        (481)          (3)        (478)
     Time deposits $100,000 and above                857          881         (24)         (16)          (8)
   Short-term borrowings                              31           19          12            2           10
   Long-term debt                                  1,206        1,058         148          318         (170)
                                              ----------   ----------   ---------   ----------    ---------
     Total interest expense                        6,545        6,898        (353)         431         (784)
                                              ----------   ----------   ---------   ----------    ---------
     Net interest income                      $   14,155   $   13,304   $     851   $    1,867    $  (1,016)
                                              ==========   ==========   =========   ==========    =========

                                                                               2003 COMPARED TO 2002
                                                                        -----------------------------------
                                              YEAR ENDED DECEMBER 31,                    CHANGE DUE TO
                                              -----------------------   INCREASE    -----------------------
(dollars in thousands)                           2003         2002      (DECREASE)    VOLUME        RATE
---------------------------------------       ----------   ----------   ----------  ----------    ---------
Interest Income
   Interest bearing deposits with banks       $        2   $        5   $      (3)  $       (2)   $      (1)
   Federal funds sold                                 62          224        (162)        (131)         (31)
   Securities, taxable                             2,541        2,693        (152)         404         (556)
   Securities, tax-exempt                            665          791        (126)        (120)          (6)
   Loans, taxable                                 16,897       17,216        (319)         949       (1,268)
   Loans, tax-exempt                                  35           22          13           27          (14)
                                              ----------   ----------   ---------   ----------    ---------
     Total interest income                        20,202       20,951        (749)       1,127       (1,876)

Interest Expense
   Deposits
     Interest bearing demand                         822        1,201        (379)         147         (526)
     Savings                                          84          131         (47)           7          (54)
     Time deposits under $100,000                  4,034        5,154      (1,120)         (60)      (1,060)
     Time deposits $100,000 and above                881        1,212        (331)        (121)        (210)
   Short-term borrowings                              19           10           9           15           (6)
   Long-term debt                                  1,058        1,199        (141)         (35)        (106)
                                              ----------   ----------   ---------   ----------    ---------
     Total interest expense                        6,898        8,907      (2,009)         (47)      (1,962)
                                              ----------   ----------   ---------   ----------    ---------
     Net interest income                      $   13,304   $   12,044   $   1,260   $    1,174    $      86
                                              ==========   ==========   =========   ==========    =========

Changes which are due to both volume and rate are allocated in proportion to their relationship to the amount of change attributed directly to volume or rate. Taxable loans include loan fees of $917,000 in 2004, $1,082,000 in 2003, and $955,000 in 2002.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 35

TABLE 3-AVERAGE BALANCES AND INTEREST RATES (TAX EQUIVALENT BASIS)

                                                2004                          2003                        2002
                                   -----------------------------  ---------------------------  --------------------------
                                     AVERAGE                       AVERAGE                      AVERAGE
(dollars in thousands)               BALANCE    INTEREST   RATE    BALANCE    INTEREST  RATE    BALANCE   INTEREST  RATE
---------------------------------  -----------  --------   ----   ---------   --------  ----   ---------  --------  ----
Assets
Interest bearing deposits
   with banks                      $       162  $      2   1.23%  $     158   $      2  1.27%  $     231  $      5  2.16%
Federal funds sold                       3,639        44   1.21       5,552         62  1.12      13,336       224  1.68
Investment securities
   Taxable                              63,806     2,412   3.78      64,723      2,541  3.93      56,277     2,693  4.79
   Tax-exempt                            8,668       638   7.36       9,160        665  7.26      10,803       791  7.32
                                   -----------  --------   ----   ---------   --------  ----   ---------  --------  ----
      Total investment securities       72,474     3,050   4.21      73,883      3,206  4.34      67,080     3,484  5.19

Loans
   Taxable (1)                         276,211    17,562   6.36     242,123     16,897  6.98     229,479    17,216  7.50
   Tax-exempt                              904        42   4.65         675         35  5.19         305        22  7.21
                                   -----------  --------   ----   ---------   --------  ----   ---------  --------  ----
      Total loans                      277,115    17,604   6.35     242,798     16,932  6.97     229,784    17,238  7.50
                                   -----------  --------   ----   ---------   --------  ----   ---------  --------  ----
      Total earning assets             353,390    20,700   5.86     322,391     20,202  6.27     310,431    20,951  6.75
Other assets (2)                        36,006                       36,323                       31,972
                                   -----------                    ---------                    ---------
      Total assets                 $   389,396                    $ 358,714                    $ 342,403

Liabilities and
   Shareholders' Equity
Interest bearing deposits
   Demand                          $   130,524  $    827   0.63%  $ 115,152   $    822  0.71%  $ 102,581  $  1,201  1.17%
   Savings                              17,773        71   0.40      14,329         84  0.59      13,615       131  0.96
   Time deposits under $ 100,000       114,320     3,553   3.11     114,418      4,034  3.53     115,773     5,154  4.45
   Time deposits
      $100,000 and above                25,848       857   3.32      26,335        881  3.35      29,243     1,212  4.14
                                   -----------  --------   ----   ---------   --------  ----   ---------  --------  ----
       Total interest
          bearing deposits             288,465     5,308   1.84     270,234      5,821  2.15     261,212     7,698  2.95
Short-term borrowings                    1,613        31   1.92       1,473         19  1.29         591        10  1.69
Long-term debt                          24,320     1,206   4.96      18,698      1,058  5.66      19,259     1,199  6.23
                                   -----------  --------   ----   ---------   --------  ----   ---------  --------  ----
      Total interest
          bearing liabilities          314,398     6,545   2.08     290,405      6,898  2.38     281,062     8,907  3.17

Noninterest bearing deposits            37,205                       31,893                       27,690
Other liabilities                        2,880                        3,200                        2,895
Shareholders' equity                    34,913                       33,216                       30,756
                                   -----------                    ---------                    ---------
      Total liabilities and
          shareholders' equity     $   389,396                    $ 358,714                    $ 342,403
                                   -----------  --------          ---------   --------         ---------  --------
      Net interest income                       $ 14,155                      $ 13,304                    $ 12,044
                                                --------   ----               --------  ----              --------  ----
      Interest rate spread                                 3.78%                        3.89%                       3.58%
                                                           ----                         ----                        ----
      Net yield on earning assets                          4.01%                        4.13%                       3.88%
                                                           ====                         ====                        ====

(1) Includes loan fees of $917,000 in 2004, $1,082,000 in 2003 and $955,000 in
2002.

(2) Includes average nonaccrual loans of $1,022,000 in 2004, $4,235,000 in 2003 and $3,825,000 in 2002.

36 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

Net interest income for 2004 was $13,924,000, an increase of $858,000 or 7 percent above 2003. The increase was primarily the result of a larger volume of loans, which more than offset a decrease in yield. Earning assets averaged $353 million and yielded 5.86 percent (tax equivalent basis) for 2004, compared to $322 million and 6.27 percent, respectively, for 2003. The $31 million or 10 percent increase in earning assets occurred primarily in business loans and secondarily in consumer loans. Interest bearing liabilities averaged $314 million at an average rate of 2.08 percent for 2004, compared to $290 million and 2.38 percent, respectively, for 2003. The $24 million or 8 percent increase in the average volume of interest bearing liabilities occurred primarily in interest bearing demand deposits, including money market deposits, and secondarily in long-term debt. The introduction in early 2004 of the Peoples Index Fund, a money market deposit account with a large minimum balance, which is tied to the published federal funds rate, generated approximately $10 million in average balances. The net yield on earning assets, on a tax equivalent basis, was 4.01 percent for 2004, compared to 4.13 percent for 2003. Looking ahead, the flattening yield curve and upward pressure on funding costs may lower net interest margin.

Comparatively, net interest income was $13,066,000 for 2003, an increase of $1,299,000 or 11 percent above 2002. Net interest income increased primarily as a result of a larger volume of earning assets. The recovery of $306,000 in interest income and loan fees from the payoff of a nonperforming business loan also contributed to the increase for 2003. Earning assets averaged $322 million and yielded 6.27 percent (tax equivalent basis) for 2003 compared to $310 million and 6.75 percent, respectively, for 2002. The increase in average earning assets occurred primarily in consumer loans, investment securities and business loans. In spite of an increase in the volume of assets, interest income was adversely impacted by low market interest rates, which lowered yields. Interest income on other earning assets, principally federal funds sold, decreased due to a decrease in volume as funds were deployed to loans and investments. Interest bearing liabilities averaged $290 million at an average rate of 2.38 percent for 2003 compared to $281 million and 3.17 percent, respectively, for 2002. The increase in the volume of interest bearing liabilities occurred primarily in demand deposits. For 2003, average time deposits decreased by 3 percent as rates were managed to lower funding costs. The net yield on earning assets, on a tax equivalent basis, was 4.13 percent for 2003, compared to 3.88 percent for 2002.

PROVISION FOR LOAN LOSSES

The provision for loan losses is an estimated expense charged to earnings to address losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance for loan losses. The Risk Management section, including Tables 8, 9, and 10, of this report, provides detailed information about the allowance, provision and credit risk. For 2004, the provision expense for loan loss was $420,000, compared to $553,000 for 2003 and $515,000 for 2002. The decrease in the 2004 provision was attributable to improved asset quality of the overall loan portfolio. The level of expense for 2003 and 2002 reflected an increase in loan charge-offs, net of recoveries, due largely to a group of equipment financing contracts acquired from a third party broker. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000.

NONINTEREST INCOME

Total noninterest income for 2004 was $4,626,000, an increase of $246,000 or 6 percent above 2003. The increase was caused primarily by increases in income from service charges on deposit accounts; commissions from the sale of mutual funds, annuities and insurance products; trust fees and other income. The $346,000 or 30 percent increase in service charges on deposit accounts resulted from a discretionary overdraft service, implemented by PeoplesBank in June 2003. Commission income from mutual fund, annuity and insurance sales increased $245,000 or 36 percent due to increased sales volume. Trust fees increased $228,000 or 27 percent due to a fee increase, effective January 1, 2004, and business growth. Other income increased $102,000 or 25 percent due primarily to increases in ATM fees, consumer loan insurance fees and credit card merchant fees, which reflected a greater volume of transactions. For 2004, three noninterest income categories decreased below 2003. Gains from the sale of mortgages decreased $391,000 or 55 percent as a result of rising market interest rates, which curtailed mortgage refinancing,

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 37 staff turnover within the mortgage banking department and difficulty in recruiting experienced loan originators. Gains from the sale of available-for-sale investment securities decreased $228,000 or 86 percent below 2003, due in part to rising market interest rates. For 2004, income from bank owned life insurance decreased $56,000 or 18 percent due to lower yields.

Total noninterest income for 2003 was $4,380,000, an increase of $846,000 or 24 percent above 2002. The increase was caused primarily by increases in income from mutual fund, annuity and insurance sales, and service charges on deposit accounts. The $413,000 or 152 percent increase in mutual fund, annuity and insurance commissions was attributable to an insurance agency acquired by PeoplesBank in September 2002. The $363,000 or 46 percent increase in service charges on deposit accounts was attributable to an increase in insufficient funds fees. Insufficient funds fees increased primarily as a result of a discretionary overdraft service, implemented by PeoplesBank in June 2003. Gains from the sale of mortgages in 2003 decreased $65,000 or 8 percent below 2002. During the third quarter of 2003, long-term market interest rates began to rise, curtailing mortgage refinancings and lowering expectations for gains in future periods. Low market interest rates during the first half of 2003 improved securities prices and enabled management to realize an $87,000 increase in gains from the sale of investment securities.

NONINTEREST EXPENSE

Total noninterest expense for 2004 was $12,769,000, an increase of $479,000 or 4 percent above 2003. The increase was primarily attributable to increases in personnel and marketing expenses. The $519,000 or 8 percent increase in personnel expense was the result of increases in wage and payroll tax expenses, health insurance and decreased mortgage loan origination cost deferrals. Wage and payroll tax expenses increased approximately $326,000 or 5 percent above the prior period due to planned staff additions, including staffing for a full-service financial center that was placed in operation in October 2004. The modest increase in wage and payroll tax expenses in the current period reflects staff reductions and realignments, and improved operational efficiency that resulted from a company wide performance evaluation conducted by a consulting firm in 2003. Health insurance expense increased $71,000 or 17 percent due to an increase in insurance premiums. The $79,000 or 29 percent decrease in loan origination cost deferrals was the result of a significant decrease in mortgage banking activity. The $107,000 or 29 percent increase in marketing expense was attributable to a larger marketing budget, which included market research. While personnel and marketing expenses increased in 2004, professional and legal expense decreased $177,000 or 38 percent below 2003. The prior year included a large consulting fee, which is described later within this section. For 2004, the other expense category included $293,000 for automated teller machine (ATM) and point-of-sale (POS) processing and network expenses, compared to $253,000 for 2003. The increase in ATM/POS expense was primarily attributable to an increase in transaction volume, which resulted from increased use by customers and an increase in the number of ATMs. In the period ahead, it is probable that noninterest expense, principally personnel, marketing and occupancy expenses will increase as a result of planned franchise expansion described below. Another factor likely to increase marketing expense is a corporate commitment to improve marketing effectiveness in part by implementing a consistent brand image.

Planned Franchise Expansion

In accordance with the Corporation's retail expansion strategy, plans call for opening two full-service financial centers in March of 2005. The first location to open is at 1477 Carlisle Road in West Manchester Township (PA). Renovations are currently underway at this existing facility. The second location is at 26 East Main Street in the Borough of New Freedom (PA). Construction is well underway for this new facility. The addition of these two offices will mark a total of fourteen PeoplesBank financial centers strategically located within York County (PA).

Total noninterest expense for 2003 was $12,290,000, an increase of $1,282,000 or 12% above 2002. The increase was the result of corporate expansion and increases in professional and legal fees and other expenses. With regard to expansion, 2003 absorbed a full year's impact of personnel, occupancy and other expenses associated with the acquisition of an insurance agency in September 2002 and the addition of a financial center in December 2002. Professional and legal expense for 2003, principally consulting fees, increased $245,000 or 108 percent above 2002. During 2003, management engaged a consulting firm to conduct a company wide performance evaluation, to include staffing and work processes. Acting upon the consultant's recommendations,

38 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO] management realigned staffing to move toward industry standards and improved operating efficiency. These benefits, on an annualized basis, far exceeded the one time consultant's fee, which was approximately $275,000. Other expense for 2003 increased $283,000 or 14 percent above 2002 due primarily to expansion and normal business growth. An increase in ATM and point-of-sale processing expenses, driven by an increase in transaction volume, also contributed to the increase in other expense.

INCOME TAXES

The provision for federal income tax was $1,353,000 for 2004, an increase of $182,000 or 16 percent above 2003. The increase was the result of a 16 percent increase in pretax income. For 2004, the Corporation recognized $260,000 in tax benefits, principally tax credits, compared to $155,000 for 2003. Tax credits increased in the current year from an investment in a low-income housing partnership known as Village Court. In June 2004, the Corporation began to recognize pro-rated credits as rental units in this low-income housing development were constructed and leased to qualified tenants. More details about the Corporation's investment in two low-income housing partnerships are provided under the subheading Other Assets within the Balance Sheet Review section of this report.

Comparatively, the provision for federal income tax was $1,171,000 for 2003, an increase of $494,000 or 73 percent above 2002. The increase was the result of a 22 percent increase in pretax income and a 58 percent decrease in tax credits. For 2003, the Corporation recognized $155,000 in tax credits, compared to $372,000 for 2002. Tax credits were maximized in 2002 due to the inclusion of historical rehabilitation tax credits from PeoplesBank's investment in a low-income housing partnership known as SMB Properties. Historical rehabilitation tax credits are available only in the year that rehabilitation construction is completed.

For 2004, 2003 and 2002 the Corporation's marginal federal income tax rate was 34 percent. Its effective federal income tax rate, before tax credits, was 30.1 percent for 2004, compared to 28.8 percent for 2003 and 27.8 percent for 2002.

BALANCE SHEET REVIEW

INVESTMENT SECURITIES

The investment securities portfolio is an interest earning asset, second in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits.

On December 31, 2004, securities available-for-sale was $62.6 million, approximately the same level as December 31, 2003. Generally, as funds became available throughout 2004 they were deployed to higher yielding loan portfolios. Decisions to purchase or sell securities are based on an assessment of current economic and financial conditions, including the interest rate environment, liquidity and income requirements. Securities available-for-sale are limited to high quality debt instruments as shown in Note 3--Securities Available-for-Sale and Held-to-Maturity. Note 3 shows that unrealized gains exceeded unrealized losses for year-end 2004 and 2003. However, rising market interest rates during the second half of 2004 decreased unrealized gains and increased unrealized losses compared to the prior year-end. Table 4--Analysis of Investment Securities shows that the available-for-sale portfolio had a yield of 3.65 percent with an average maturity of 2.6 years on December 31, 2004, compared to
3.63 percent and 2.9 years, respectively, on December 31, 2003.

On December 31, 2004, securities held-to-maturity were $9.1 million, slightly below the $9.4 million at year-end 2003. During 2004, one security was called, at par. The held-to-maturity portfolio consisted of fixed rate, long-term preferred stock (trust preferreds) issued by commercial bank holding companies. These trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable in years 2006-2007 and thereafter, and mature in years 2026-2028. Table 4 shows the portfolio as having a weighted average yield of 8.40 percent and a weighted average remaining maturity of 22 years as of December 31, 2004. Approximately $5.6 million, held by PeoplesBank, are rated investment grade by a national rating service. The remaining $3.5 million, held by the Corporation, are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial strength and strategic focus.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 39

TABLE 4- ANALYSIS OF INVESTMENT SECURITIES (AMORTIZED COST BASIS)

                                                                   CORPORATE               WEIGHTED
                                U.S.         U.S.       STATE &      TRUST                 AVERAGE
(dollars in thousands)       TREASURIES  AGENCIES (1)  MUNICIPALS  PREFERREDS    TOTAL      YIELD(2)
----------------------       ----------  ------------  ----------  ----------  ----------  ---------
DECEMBER 31, 2004
Available-for-sale
Maturity
    Within one year                      $     14,645  $      585              $   15,230       2.72%
    One to five years                          39,216       1,311                  40,527       3.41
    Five to ten years                                       5,461                   5,461       7.28
    Over ten years                                          1,105                   1,105       7.60
                             ----------  ------------  ----------  ----------  ----------  ---------
       Total                 $        0  $     53,861  $    8,462  $        0  $   62,323       3.65%
                             ==========  ============  ==========  ==========  ==========  =========
Average maturity                                                                2.6 years

Held-to-maturity
Maturity
    Over ten years                                                 $    9,103  $    9,103       8.40%
                             ----------  ------------  ----------  ----------  ----------  ---------
       Total                 $        0  $          0  $        0  $    9,103  $    9,103       8.40%
                             ==========  ============  ==========  ==========  ==========  =========
Average maturity                                                               22.1 years

DECEMBER 31, 2003
Available-for-sale
Maturity
    Within one year                      $      6,865  $      250              $    7,115       3.47%
    One to five years                          45,124       1,859                  46,983       3.11
    Five to ten years                           1,002       5,214                   6,216       6.74
    Over ten years                                          1,294                   1,294       7.76
                             ----------  ------------  ----------  ----------  ----------  ---------
       Total                 $        0  $     52,991  $    8,617  $        0  $   61,608       3.63%
                             ==========  ============  ==========  ==========  ==========  =========
Average maturity                                                                2.9 years

Held-to-maturity
Maturity
    Over ten years                                                 $    9,355  $    9,355       8.43%
                             ----------  ------------  ----------  ----------  ----------  ---------
       Total                 $        0  $          0  $        0  $    9,355  $    9,355       8.43%
                             ==========  ============  ==========  ==========  ==========  =========
Average maturity                                                               23.2 years

DECEMBER 31, 2002
Available-for-sale
Maturity
    Within one year          $    1,004  $      7,461                          $    8,465       4.50%
    One to five years                          47,833  $    3,279                  51,112       4.20
    Five to ten years                                       5,601                   5,601       7.25
    Over ten years                                          1,594                   1,594       7.98
                             ----------  ------------  ----------  ----------  ----------  ---------
       Total                 $    1,004  $     55,294  $   10,474  $        0  $   66,772       4.59%
                             ==========  ============  ==========  ==========  ==========  =========
Average maturity                                                                3.1 years

Held-to-maturity
Maturity
    Over ten years                                                 $    9,357  $    9,357       8.43%
                             ----------  ------------  ----------  ----------  ----------  ---------
       Total                 $        0  $          0  $        0  $    9,357  $    9,357       8.43%
                             ==========  ============  ==========  ==========  ==========  =========
Average maturity                                                               24.2 years

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.

(2) Yields were calculated on an amortized cost basis. Additionally, yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

40 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

LOANS

On December 31, 2004, total loans were $299 million, an increase of approximately $38 million or 15 percent above year-end 2003. Table 5--Loan Portfolio Composition presents the composition of total loans on a comparative basis for five year-end periods and reflects the Corporation's emphasis on commercial lending. At year-end 2004, commercial loans increased approximately $33 million or 17 percent above year-end 2003, while consumer loans, principally installment loans, increased $5 million or 8 percent above the prior year-end. During 2004, PeoplesBank's mortgage banking staff focused on originating and selling residential mortgages without retaining servicing rights. These loans are classified on the balance sheet as loans held for sale and reported at the lower of cost or fair value. On December 31, 2004, loans held for sale were $1.6 million compared to $2.2 million for year-end 2003.

Table 6--Selected Loan Maturities and Interest Rate Sensitivity shows that, at December 31, 2004, the commercial loan portfolio was comprised of $123 million or 54 percent in fixed rate loans and $102 million or 46 percent in floating or adjustable rate loans. Comparatively, the mix was 50/50 on December 31, 2003. The increase in the proportion of fixed rate commercial loans for 2004 was the result of rising market interest rates, as borrowers locked in their financing costs before further rate increases. Floating rate loans reprice periodically with changes in the Wall Street Journal (WSJ) prime rate, LIBOR or PeoplesBank's base rate. Adjustable rate loans reprice at annual intervals based on the US treasury yield curve. Additional loan information can be found in Note 4--Loans, and within the Risk Management section of this report.

TABLE 5-LOAN PORTFOLIO COMPOSITION

                                                                DECEMBER 31,
(dollars in thousands)     2004       %        2003      %        2002       %       2001       %       2000       %
----------------------  ---------   -----   ---------   ----   ---------   -----   ---------  -----   ---------  -----
Commercial,
   industrial
   and agricultural     $ 189,658    63.5   $ 163,676   62.9   $ 161,425    69.0   $ 152,112   67.3   $ 140,388   64.4

Real estate -
   construction and
   land development        35,395    11.9      28,147   10.8      20,596     8.8      21,889    9.7      19,365    8.9
                        ---------   -----   ---------   ----   ---------   -----   ---------  -----   ---------  -----
   Total commercial
       related loans      225,053    75.4     191,823   73.7     182,021    77.8     174,001   77.0     159,753   73.3

Real estate -
   residential
   mortgages               24,954     8.3      25,134    9.7      24,803    10.6      24,799   11.0      30,831   14.2
Installment                48,664    16.3      43,249   16.6      27,136    11.6      26,985   12.0      27,342   12.5
                        ---------   -----   ---------   ----   ---------   -----   ---------  -----   ---------  -----
   Total consumer
       related loans       73,618    24.6      68,383   26.3      51,939    22.2      51,784   23.0      58,173   26.7
                        =========   =====   =========   ====   =========   =====   =========  =====   =========  =====
   Total loans          $ 298,671   100.0   $ 260,206  100.0   $ 233,960   100.0   $ 225,785  100.0   $ 217,926  100.0
                        =========   =====   =========   ====   =========   =====   =========  =====   =========  =====

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 41

TABLE 6- SELECTED LOAN MATURITIES AND INTEREST RATE SENSITIVITY

                                                              DECEMBER 31, 2004
                                                              YEARS TO MATURITY
                                                  ---------------------------------------------
(dollars in thousands)                            1 OR LESS   1 TO 5      OVER 5       TOTAL
-----------------------------------------------   ---------   --------   ---------   ----------
Commercial, industrial and agricultural           $  25,812   $ 41,268   $ 122,578   $  189,658
Real estate - construction and land development      21,275     10,208       3,912       35,395
                                                  ---------   --------   ---------   ----------
   Total commercial related                       $  47,087   $ 51,476   $ 126,490   $  225,053

Fixed interest rates                              $   8,822   $ 23,874   $  89,863   $  122,559
Floating or adjustable interest rates                38,265     27,602      36,627      102,494
                                                  ---------   --------   ---------   ----------
      Total commercial related                    $  47,087   $ 51,476   $ 126,490   $  225,053
                                                  =========   =========  =========   ==========

OTHER ASSETS

Included in other assets on December 31, 2004, is PeoplesBank's $4.5 million investment in two unrelated joint ventures whose purpose is to provide low cost housing to qualified families. PeoplesBank's role in these partnerships is solely as an investor, whose return is in the form of federal tax credits, which will be realized over a ten-year period. PeoplesBank holds a 99.99 percent interest and a remaining $1.8 million investment in the first joint venture, which was operational in 2001. PeoplesBank also holds a 73.47 percent interest and a remaining $2.7 million investment in the second joint venture, which was fully operational in the fourth quarter of 2004. Additional information about these partnerships can be found in Note 1 under the subheading Investments in Real Estate Partnerships.

FUNDING

DEPOSITS

Deposits are a principal source of funding for earning assets. On December 31, 2004, total deposits were $330 million, up $25 million or 8 percent above year-end 2003. The increase occurred in all core deposit categories such as demand, money market and savings accounts. The introduction in early 2004 of the Peoples Index Fund, a money market deposit account with a large minimum balance, which is tied to the published federal funds rate, generated most of the $12 million or 17 percent increase in the money market category. Relatively low certificate of deposit rates, heavily influenced by low market interest rates, and an improving stock market likely influenced customers to favor highly liquid core deposit accounts. Other factors that contributed to the increase in deposits included the addition of a financial center in October 2004 and normal business growth. The average rate paid on interest bearing deposits was 1.84 percent for 2004, compared to 2.15 percent for 2003. The reduction in the rate for 2004 reflected a higher proportion of low cost core deposits (i.e., non-CD deposits) and a lower average rate paid on certificates of deposit (CDs). In the latter instance, higher rate CDs matured during 2004 and repriced at lower rates. A comparative breakdown of deposits is located in Note 8 -- Deposits.

On December 31, 2004, total certificates of deposit were $138 million, scheduled to mature in the following years: $68 million in 2005, $25 million in 2006, $28 million in 2007, $8 million in 2008 and $9 million in 2009. At 2004 year-end, the balance of certificates $100,000 and above was $26 million. Of this total:
$7 million mature within three months; $3 million mature after three months but within six months; $4 million mature after six months but within twelve months; and the remaining $12 million mature beyond twelve months.

42 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

SHORT-TERM BORROWINGS AND LONG-TERM DEBT

To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds purchased. It also uses credit available at the Federal Home Loan Bank of Pittsburgh (FHLBP). Interest rates are established daily based on prevailing market conditions for overnight funds. On December 31, 2004, PeoplesBank had $13 million in outstanding short-term borrowings, compared to $7 million on December 31, 2003. The increase for year-end 2004 temporarily funded an increase in commercial loan volume.

Long-term debt is a primary funding source for asset growth. On December 31, 2004, long-term debt was $26.6 million, compared to $24.4 million for year-end 2003. In November 2004, Codorus Valley issued approximately $3.1 million in trust preferred debt securities to support planned growth. This obligation has a 30-year maturity, but is callable at quarterly intervals after the fifth year. The interest rate is variable tied to the 3-month LIBOR plus 202 basis points. A listing of outstanding long-term debt instruments is provided in Note 9 -- Short-term Borrowings and Long-term Debt. Generally, funds for the payment of long-term debt come from operations and refinancings.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $116 million as of September 30, 2004, the most recent available date. On December 31, 2004, PeoplesBank had approximately $34 million outstanding on its account with the FHLBP at an average rate of 3.79 percent.

SHAREHOLDERS' EQUITY AND CAPITAL ADEQUACY

Shareholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and absorb losses. Total shareholders' equity was $36 million on December 31, 2004, compared to $33.8 million for year-end 2003. The increase in equity was primarily attributable to an increase in retained earnings from profitable operations.

On October 14, 2004, the Corporation issued a press release, which it also filed on Form 8-K, announcing that its board of directors authorized the purchase, in open market and privately negotiated transactions, of up to 4.9 percent or approximately 146,000 shares of its then outstanding common stock. As of December 31, 2004, the Corporation had not acquired any of its common stock under the authorization reported in October 2004.

The Corporation and PeoplesBank are subject to various regulatory capital requirements administered by banking regulators that involve quantitative guidelines and qualitative judgements. Quantitative measures established by regulators pertain to minimum capital ratios, as set forth in Table 7 -- Capital Ratios. Table 7 provides a comparison of the Corporation's and PeoplesBank's risk-based capital ratios and leverage ratios to the minimum regulatory requirement for the periods indicated. In November 2004, the Corporation issued approximately $3.1 million in trust preferred debt securities, which are included in Tier 1 capital for regulatory capital purposes, to support planned growth.

The Corporation typically distributes cash dividends on a quarterly basis. The board of directors determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis, were $.49 for 2004 and $.45 for 2003. All per share amounts were adjusted for stock dividends.

Periodically, the Corporation distributes stock dividends as another means of enhancing long-term shareholder value. In June of 2004, 2003 and 2002, the Corporation distributed a 5 percent stock dividend. Distribution of the stock dividend in 2004 resulted in the issuance of 141,672 additional common shares. Distribution of the stock dividend in 2003 and 2002 resulted in the issuance of 134,564 and 127,927, respectively, additional common shares. The weighted average number of shares of common stock outstanding, restated for the stock dividend, was 2,983,325 for 2004, 2,974,904 for 2003, and 2,969,431 for 2002.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10 -- Shareholders' Equity, Note 12 -- Benefit Plans, and Note 13 -- Stock Option Plans of the consolidated financial statements.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 43

TABLE 7-CAPITAL RATIOS

                                                 RATIOS                                      CAPITAL *
                                            AT DECEMBER 31,   FEDERAL      FEDERAL      AT DECEMBER 31,
                                            ---------------   MINIMUM       WELL       -----------------
(dollars in thousands)                       2004     2003    REQUIRED   CAPITALIZED    2004      2003
-----------------------------------------   ------   ------   --------   -----------   -------   -------
Tier 1 risk-based capital                                       4.00%      6.00%
(as a percentage of risk weighted assets)
   Codorus Valley Bancorp, Inc.
      consolidated                          11.77%   11.13%                            $38,285   $32,702
   PeoplesBank                              10.60     9.75                              33,837    28,048

Total risk-based capital                                        8.00%      10.00%
(as a percentage of risk weighted assets)
   Codorus Valley Bancorp, Inc.
      consolidated                          12.34%   11.71%                            $40,150   $34,396
   PeoplesBank                              11.18    10.34                              35,702    29,742

Leverage                                                        4.00%       5.00%
(Tier 1 capital as a percentage of
   average total assets)
   Codorus Valley Bancorp, Inc.
      consolidated                          9.86%    9.15%                             $38,285   $32,702
   PeoplesBank                              8.85     7.99                               33,837    28,048

* Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.

Capital investments made in earlier periods, as described in previous SEC filings, and future investments will impact current and future earnings and capital growth. Possible future capital investments may be made to expand the Corporation's banking franchise and its technological capabilities and to create or acquire financial services companies. Management and the board believe that capital investment, guided by a long range strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long-term and is an important strategy for enhancing long-term shareholder value.

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

44 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

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

One component of the internal credit risk review is the identification and management of industry concentrations defined as greater than 10 percent of the total loan portfolio. At year-end 2004, commercial real estate leasing was the only industry concentration at 12.2 percent, compared to 11.8 percent for year-end 2003. At year-end 2003, there was also a 10.3 percent concentration in the agricultural industry. Loans to borrowers within these industries are usually collateralized by real estate.

NONPERFORMING ASSETS

Table 8 - Nonperforming Assets, shows asset categories posing the greatest risk of loss. Management generally places a loan on nonaccrual status and ceases accruing interest income when loan payment performance is unsatisfactory and the loan is past due 90 days or more. Loans past due 90 days or more and still accruing interest, are contractually past due, but well collateralized and in the process of collection. The final category, foreclosed real estate is acquired to satisfy debts owed to PeoplesBank. Table 8 also provides a summary of nonperforming assets and related ratios. The paragraphs below explain the changes within each classification on that table for December 31, 2004, compared to December 31, 2003.

TABLE 8-NONPERFORMING ASSETS

                                                               DECEMBER 31,
                                           ----------------------------------------------------
(dollars in thousands)                       2004       2003       2002       2001       2000
----------------------------------------   --------   --------   --------   --------   --------
Nonaccrual loans                           $    622   $    516   $  5,051   $  1,411   $  2,006
Accruing loans that are contractually
   past due 90 days or more as to
   principal or interest                         19         49        453        164        346
Foreclosed real estate, net of allowance      1,535      1,326        465        692      2,390
                                           --------   --------   --------   --------   --------
   Total nonperforming assets              $  2,176   $  1,891   $  5,969   $  2,267   $  4,742
                                           ========   ========   ========   ========   ========

Ratios
Nonaccrual loans as a % of total
   year-end loans                              0.21%      0.20%      2.16%      0.62%      0.92%

Nonperforming assets as a % of
   total year-end loans and net
   foreclosed real estate                      0.72%      0.72%      2.55%      1.00%      2.15%

Nonperforming assets as a % of total
   year-end stockholders' equity               6.05%      5.60%     18.52%      7.72%     17.31%

Allowance for loan losses as a multiple
   of nonaccrual loans                          3.0x       3.3x        .3x       1.3x       1.0x

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 45

For all reporting periods, impaired loans, including nonaccrual loans, were principally comprised of collateral dependent commercial loans. The Corporation recognizes interest income on a cash basis for nonaccrual loans. On December 31, 2004, the nonaccrual loan portfolio was $622,000, compared to $516,000 on December 31, 2003. The level of nonperforming loans was relatively low for both periods. On December 31, 2004, nonaccrual loans were comprised of fifteen unrelated accounts ranging in size from $2,000 to $199,000. Accounts within the nonaccrual loan portfolio vary by industry and are generally collateralized with real estate assets. Management and the board of directors evaluate the allowance for loan losses at least quarterly. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Accruing loans that are contractually past due 90 days or more as to principal or interest totaled $19,000 on December 31, 2004, compared to $49,000 on December 31, 2003. Generally, loans in the past due category are adequately collateralized and in the process of collection.

Foreclosed real estate, net of allowance, was $1,535,000 on December 31, 2004, compared to $1,326,000 on December 31, 2003. One account for $1,522,000 represented most of the portfolio balance. This account was in litigation, which was resolved by a settlement agreement executed on September 9, 2004. The collateral was sold to an unrelated third party at a sheriff's sale held in Lebanon County, Pennsylvania on December 2, 2004. Management fully recovered the carrying value of the property in February 2005 when the sale proceeds were disbursed.

The provision expense for foreclosed real estate, due to declines in the fair value of individual assets, was $19,000 for 2004, compared to $55,000 for 2003, and $30,000 for 2002. Efforts to liquidate foreclosed real estate are proceeding as quickly as potential buyers can be located.

On December 31, 2004, there were approximately $3.1 million in potential problem loans identified by management. Potential problem loans consist of loans for which management has serious doubts as to the ability of the borrower to comply with present repayment terms, and which were not disclosed in Table 8. A loss allowance is established for those potential problem loans that in management's judgment were inadequately collateralized. Comparatively, management was monitoring approximately $3.9 million in potential problem loans on December 31, 2003.

Forfeiture Action Related to Mortgaged Property

On March 26, 2003, the United States Attorney's Office began a civil forfeiture action, by Complaint in the United States District Court for the Middle District of Pennsylvania, titled United States of America v. Approximately 83 Acres of Real Estate Located in Fairview Township, York County, Pennsylvania, titled in the name of CCA Associates, Inc. The real property, which is the subject of the civil forfeiture action, serves as the sole collateral for a loan by PeoplesBank to CCA Associates, Inc. (CCA), the owner of this property. The loan to CCA, which was guaranteed by a third party, has a current principal balance of $1,300,000 plus accrued interest and other fees and costs. The third party guarantor recently pled guilty and was sentenced to eight years for his involvement in criminal activity. As a result of an agreement between the United States and the criminal defendant, the civil forfeiture action has been dismissed. Therefore, management does not believe that the civil forfeiture action will have a material adverse impact on the Corporation. As of the date this report was filed, the loan was current and classified as a performing asset. Management believes that the primary debt obligation to PeoplesBank will be satisfied once the property is liquidated and the proceeds from the sale are distributed.

ALLOWANCE FOR LOAN LOSSES

Although the Corporation maintains sound credit policies, certain loans deteriorate and must be charged off as losses. The allowance for loan losses is maintained to absorb losses inherent in the portfolio at December 31, 2004. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size and composition of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook. All

46 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO] of these factors may be susceptible to significant change. Determining the level of the allowance for probable loan losses at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates using assumptions and information which are often subjective and fluid. Table 9 - Analysis of Allowance for Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Table 10
- Allocation of Allowance for Loan Losses presents an allocation of the allowance for loan losses by major loan category. The unallocated component of the allowance for loan losses represents probable losses inherent in the portfolio that are not fully captured in the allocated allowance analyses, such as: industry concentrations, imprecision in the loan risk evaluation process and current economic factors. During 2004, management reallocated a portion of this unallocated component to commercial loans where industry concentrations posed the biggest risk of a significant unidentified loss.

The allowance was $1,865,000 or .62 percent of total loans on December 31, 2004, compared to $1,694,000 and .65 percent, respectively, on December 31, 2003. The level of the allowance was responsive to the changing credit quality of seasoned loans and the incremental risk inherent in a growing loan portfolio. The provision expense for 2004 was $420,000, down $133,000 or 24 percent below the $553,000 recorded for 2003 due to improved loan quality and a decrease in net charge-offs. Net charge-offs for 2004 were .09 percent of total average loans, compared to .15 percent for 2003. The provision expense for 2003 and 2002 reflected higher than normal net charge-offs due largely to a group of equipment financing contracts acquired from a third party broker. Total charge-offs relating to the equipment financing contracts amounted to $491,000 for 2003 and $864,000 for 2002. Management believed that the loss on these contracts was caused in part by external fraud and sought legal redress along with other defrauded financial institutions. In December 2003, a negotiated settlement was finalized and PeoplesBank recovered $350,000. Based on a recent evaluation of probable loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2004.

TABLE 9-ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)                     2004       2003       2002       2001       2000
--------------------------------------   --------   --------   --------   --------   --------
Balance - beginning of year              $  1,694   $  1,515   $  1,898   $  1,967   $  2,023
Provision charged to operating expense        420        553        515        143        119
Loans charged off
   Commercial                                 336        684      1,100        121        191
   Real estate-mortgage                        30          0          7          0         15
   Consumer                                   111         86         78        111         32
                                         --------   --------   --------   --------   --------
     Total loans charged off                  477        770      1,185        232        238
Recoveries
   Commercial                                 216        370        274          9         27
   Real estate-mortgage                         1          0          0          0          0
   Consumer                                    11         26         13         11         36
                                         --------   --------   --------   --------   --------
     Total recoveries                         228        396        287         20         63
                                         --------   --------   --------   --------   --------
     Net charge-offs                          249        374        898        212        175
                                         --------   --------   --------   --------   --------
Balance - end of year                    $  1,865   $  1,694   $  1,515   $  1,898   $  1,967
                                         ========   ========   ========   ========   ========

Ratios
Net charge-offs as a % of average
   total loans                               0.09%      0.15%      0.39%      0.10%      0.08%
Allowance for loan losses as a %
   of total loans                            0.62%      0.65%      0.65%      0.84%      0.90%
Allowance for loan losses as a % of
   nonaccrual loans and loans past
   due 90 days or more                        291%       300%        28%       121%        84%
                                         ========   ========   ========   ========   ========

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 47

TABLE 10-ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

DECEMBER 31,                         2004              2003               2002                2001               2000
---------------------------    ----------------  -----------------   ---------------   -----------------  -----------------
                                         %TOTAL             %TOTAL            %TOTAL              %TOTAL             %TOTAL
(dollars in thousands)          AMOUNT    LOANS   AMOUNT     LOANS   AMOUNT    LOANS    AMOUNT     LOANS   AMOUNT     LOANS
---------------------------    --------  ------  --------   ------   ------   ------   --------   ------  --------   ------
Commercial, industrial
   and agricultural            $  1,216   63.5   $  1,105    62.9    $  906     69.0   $  1,188    67.3   $  1,064    64.4
Real estate - construction
   and land development             213   11.9         80    10.8        61      8.8         55     9.7        357     8.9
                               --------  -----   --------   -----    ------    -----   --------   -----   --------   -----
   Total commercial
     related loans                1,429   75.4      1,185    73.7       967     77.8      1,243    77.0      1,421    73.3

Real estate - residential
   mortgages                         13    8.3         15     9.7        16     10.6         15    11.0        100    14.2
Installment                         116   16.3        115    16.6        70     11.6         69    12.0         71    12.5
                               --------  -----   --------   -----    ------    -----   --------   -----   --------   -----
   Total consumer
     related loans                  129   24.6        130    26.3        86     22.2         84    23.0        171    26.7
                               --------  -----   --------   -----    ------    -----   --------   -----   --------   -----

Unallocated                         307    n/a        379     n/a       462      n/a        571     n/a        375     n/a
                               --------  -----   --------   -----    ------    -----   --------   -----   --------   -----
   Total                       $  1,865  100.0   $  1,694   100.0    $1,515    100.0   $  1,898   100.0   $  1,967   100.0
                               ========  =====   ========   =====    ======    =====   ========   =====   ========   =====

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

LIQUIDITY

Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to depositors, loan customers, employees, and shareholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, funds received from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth, short-term borrowing and long-term debt. Retained earnings from profitable operations are another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. For 2004, management believes that liquidity was adequate based on its availability from many sources, including the potential liquidation of a $63 million portfolio of available-for-sale securities valued at December 31, 2004 and unused credit with the FHLBP of approximately $81 million. The Corporation's loan-to-deposit ratio was 91 percent for year-end 2004, compared to 86 percent for year-end 2003. Management believes that the addition of two financial centers in March of 2005 will provide liquidity in the form of new deposits.

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Financial instruments with off-balance sheet risk are disclosed in Note 15 of this report and total $71 million at December 31, 2004, compared to $64 million at December 31, 2003. Normally these

48 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO] commitments have fixed expiration dates or termination clauses and are for specific purposes. Accordingly, many of the commitments are expected to expire without being drawn upon and therefore, generally do not present significant liquidity risk to the Corporation or PeoplesBank.

Contractual Obligations

Table 11 -- Contractual Obligations, shows the amount and timing of payments that are due under long-term contractual obligations.

TABLE 11 - CONTRACTUAL OBLIGATIONS

                                                     DECEMBER 31, 2004
                                                     YEARS TO MATURITY
                               ---------------------------------------------------------------
(dollars in thousands)           TOTAL      LESS THAN 1      1-3          3-5      MORE THAN 5
-------------------------      ---------    -----------    --------    --------    -----------
Long-term debt                 $  25,996      $  6,960     $  1,583    $  6,228      $ 11,225
Capital lease obligations          1,073            88          189         190           606
Operating leases                   1,107           137          276         282           412
Time deposits                    138,183        67,902       53,293      16,988             0
                               ---------      --------     --------    --------      --------
Total                          $ 166,359      $ 75,087     $ 55,341    $ 23,688      $ 12,243
                               =========      ========     ========    ========      ========

MARKET RISK MANAGEMENT

In the normal course of conducting business, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary, PeoplesBank. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in short-term U.S. interest rates (e.g., WSJ prime) and LIBOR. An Asset-Liability Committee (committee) comprised of members of senior management manages interest rate risk. The committee's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. PeoplesBank is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

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

The Corporation performed a financial simulation on its balance sheet for December 31, 2004 and 2003. The results of that point-in-time analysis are shown in Table 12 -- Interest Rate Sensitivity. On both dates the ALM model portrayed an asset sensitive balance sheet, which is exposed to interest rate risk in falling rate environments. Asset sensitivity means that loan and investment assets will reprice to a greater and faster degree than the deposits and debt that fund them. Therefore, if market interest rates increase, earnings will increase. Conversely, if market interest rates decrease, earnings will decrease. On December 31, 2004, the hypothetical 200 basis point decrease in market interest rates (low rate scenario) suggests that net income would

49 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

TABLE 12-INTEREST RATE SENSITIVITY

                                                      CHANGE IN
  CHANGE IN INTEREST             FORECASTED          NET INCOME
 RATES (BASIS POINTS)          INTEREST RATE        ------------
     OVER 12 MOS                 SCENARIO           $000's    %
---------------------          --------------       ------  ----
at December 31, 2004
                +200                     High        161     3.9
                   0           Flat (baseline)         0     0.0
                -200                      Low       (145)   (3.5)
                +125              Most likely        141     3.4

at December 31, 2003
                +200                     High        241     5.8
                   0           Flat (baseline)         0     0.0
                -200                      Low       (438)  (10.6)
                + 88              Most likely         17     0.4

decrease approximately 3.5 percent, which is well within management's 10 percent policy guideline. Comparatively, on December 31, 2003, the hypothetical 200 basis point decrease in market interest rates suggested that net income would decrease approximately 10.6 percent, slightly above management's policy guideline. For 2003, market interest rates were abnormally low in response to the Federal Reserve's stimulative economic policies, which increased liquidity and asset sensitivity within the financial services industry as deposit customers sought safe haven from capital markets, loan customers refinanced, bond issuers called bonds and mortgage-backed securities prepaid faster than scheduled.

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

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation may impact the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation may also significantly affect noninterest expenses, which tend to rise during periods of general inflation. The level of inflation can be measured by the change in the Consumer Price Index (CPI) for all urban consumers (December vs. December). The change in the CPI for 2004 was 3.3 percent, compared to 1.9 percent for 2003 and
2.4 percent for 2002.

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

50 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

OTHER RISKS

Future grand acts of terrorism in the United States of America, or in other countries, could erode consumer and business confidence and disrupt commerce, resulting in a prolonged economic recession. A prolonged economic recession could have a material adverse effect on liquidity, capital resources or results of operations of Codorus Valley.

Periodically, federal and state legislation is proposed that could result in additional regulation of, or restrictions on, the business of Codorus Valley and its subsidiaries. Management is not aware of any current specific recommendations by regulatory authorities or proposed legislation, which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. However, the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.

TABLE 13-SUMMARY OF QUARTERLY FINANCIAL DATA

                                                   2004                                         2003
                                ------------------------------------------    -----------------------------------------
(dollars in thousands,          FOURTH       THIRD      SECOND      FIRST     FOURTH       THIRD     SECOND      FIRST
except per share data)          QUARTER     QUARTER    QUARTER     QUARTER    QUARTER     QUARTER    QUARTER    QUARTER
--------------------------      -------     -------    -------     -------    -------     -------    -------    -------
Interest income                 $ 5,525     $ 5,141    $ 4,894     $ 4,909    $ 4,893     $ 5,284    $ 4,914    $ 4,873
Interest expense                  1,703       1,634      1,585       1,623      1,661       1,702      1,752      1,783
                                -------     -------    -------     -------    -------     -------    -------    -------
     Net interest income          3,822       3,507      3,309       3,286      3,232       3,582      3,162      3,090
Provision for loan losses          215           30        125          50         75         254        187         37
Noninterest income                1,172       1,117        968       1,015        891         962        787        767
Noninterest expense               3,295       3,223      3,144       3,107      3,148       2,891      3,178      3,073
                                -------     -------    -------     -------    -------     -------    -------    -------
     Net operating income         1,484       1,371      1,008       1,144        900       1,399        584        747
Gains from sales of
     securities                       0          31          0           7          0           0         99        167
Gains from sales of
     mortgages                       97          44         80          95         70         155        245        237
                                -------     -------    -------     -------    -------     -------    -------    -------
     Pretax income                1,581       1,446      1,088       1,246        970       1,554        928      1,151
Provision for income taxes          389         360        277         327        235         431        215        290
                                -------     -------    -------     -------    -------     -------    -------    -------
     Net income                 $ 1,192     $ 1,086    $   811     $   919    $   735     $ 1,123    $   713    $   861
                                =======     =======    =======     =======    =======     =======    =======    =======
     Net income per
        share, basic            $  0.40     $  0.36    $  0.27     $  0.31    $  0.25     $  0.38    $  0.24    $  0.29
     Net income
        per share, diluted      $  0.39     $  0.36    $  0.27     $  0.30    $  0.24     $  0.37    $  0.24    $  0.29
                                =======     =======    =======     =======    =======     =======    =======    =======

Note: Net income per share was adjusted for stock dividends.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 51

CORPORATE INFORMATION

CORPORATE PROFILE

Codorus Valley Bancorp, Inc. (Codorus Valley), incorporated in 1986, is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of financial services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). Codorus Valley is a publicly held corporation whose stock is listed on the Nasdaq National Market Exchange under the trading symbol CVLY. PeoplesBank, with origins dating back to 1864, is focused on acquiring and nurturing financial relationships with small and mid-sized businesses. It also provides personal banking, mortgage banking, wealth management and real estate services. PeoplesBank is the largest community bank headquartered and managed in York County where it currently operates twelve full-service financial centers.

CORPORATE HEADQUARTERS

Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

STOCK, DIVIDEND AND BROKER INFORMATION

Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System. At December 31, 2004, there were approximately 967 shareholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

                                2004                                         2003
                --------------------------------------       ---------------------------------------
                                             DIVIDENDS                                   DIVIDENDS
QUARTER          HIGH           LOW          PER SHARE        HIGH           LOW         PER SHARE
-------         ------         ------        ---------       ------       ---------      ---------
First           $20.71         $18.71         $0.119         $14.83         $13.24         $0.109
Second           21.50          18.32          0.119          15.70          14.24          0.109
Third            19.25          16.85          0.125          17.14          14.79          0.114
Fourth           19.87          18.56          0.125          20.10          16.96          0.114

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.     Ferris, Baker Watts, Inc.
800-842-8928                     877-840-0012

52 Codorus Valley Bancorp, Inc. 2004 Annual Report [LOGO]

INTERNET INFORMATION

Information about products, services and more offered by Codorus Valley and its subsidiaries is available on the Internet at www.peoplesbanknet.com.

FINANCIAL INFORMATION

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other SEC filings by Codorus Valley Bancorp, Inc. may be obtained electronically at PeoplesBank's website at www.peoplesbanknet.com (select Investor Relations, then select SEC Filings), or the SEC's website at www.sec.gov/edgarhp.htm. Copies can also be obtained without charge by writing to: Treasurer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

ANNUAL SHAREHOLDERS MEETING

The Annual Meeting of Shareholders will be held on Tuesday, May 17, 2005 at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

TRANSFER AGENT

Wells Fargo Bank, N.A., P.O. Box 64854, St. Paul, MN 55164-0854. Phone:
800-468-9716

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Wells Fargo Bank, N.A., P.O. Box 64854, St. Paul, MN 55164-0854.

                       [LOGO] Codorus Valley Bancorp, Inc. 2004 Annual Report 53